Form 20-F
period 2002-12-31
BUNZL PLC
filed 2003-03-27
CIK 1072397

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ____________

                                    FORM 20-F

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                          OF THE SECURITIES ACT OF 1934

                   For the fiscal year ended December 31, 2002

                         Commission file number: 1-14868
                                 ______________

                                    BUNZL PLC
             (Exact name of Registrant as specified in its charter)

                                     ENGLAND
                 (Jurisdiction of incorporation or organization)
                         110 Park Street, London WIK 6NX
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

       Title of each class            Name of each exchange on which registered
   ___________________________         _____________________________________
 Ordinary Shares of 25 pence each            The New York Stock Exchange*



    *Traded in the form of American Depositary Receipts evidencing American
              Depositary Shares representing such ordinary shares.

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None

                                (Title of Class)

    Securities for which there is a reporting obligation pursuant to Section
                               15(d) of the Act:

                                      None

                                (Title of Class)

 Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the
                      period covered by the Annual Report.

              Ordinary Shares of 25 pence each           467,024,892

    Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to
                  file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                     YES:             NO X

    Indicate by check mark which financial statement item the registrant has elected to follow:

                                  Item 17 X        Item 18:



                                TABLE OF CONTENTS
                                _________________


                                                                                                                Page

 Presentation of Information.......................................................................................1
 Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities
 Litigation Reform Act of 1995.....................................................................................2
 Part I............................................................................................................3
      Item 1.  Identity of Directors, Senior Management and Advisers...............................................3
      Item 2.  Offer Statistics and Expected Timetable.............................................................3
      Item 3.  Key Information.....................................................................................3
           Selected Financial Data.................................................................................3
           Risk Factors............................................................................................6
      Item 4.  Information on the Company..........................................................................8
           History of the Group....................................................................................8
           Business Overview......................................................................................10
           Organizational Structure...............................................................................18
           Properties.............................................................................................18
      Item 5.  Operating and Financial Review and Prospects.......................................................18
           Operating Results......................................................................................18
           Liquidity and Capital Resources........................................................................29
           Research and Development...............................................................................31
           Trend Information......................................................................................31
      Item 6.   Directors, Senior Management and Employees........................................................31
           Directors and Senior Management........................................................................31
           Compensation...........................................................................................32
           Board Practices........................................................................................32
           Employees..............................................................................................33
           Share Ownership........................................................................................34
      Item 7.   Major Shareholders and Related Party Transactions.................................................36
           Major Shareholders.....................................................................................36
           Related Party Transactions.............................................................................37
      Item 8.   Financial Information.............................................................................37
           Consolidated Statements and Other Financial Information................................................37
           Significant Changes....................................................................................37
      Item 9.   Listing Details...................................................................................37
           Market Price Information...............................................................................37
      Item 10.   Additional Information...........................................................................38
           Memorandum and Articles of Association.................................................................38
           Material Contracts.....................................................................................38
           Exchange Controls......................................................................................38
           Taxation...............................................................................................39
           Documents on Display...................................................................................42
      Item 11.   Quantitative and Qualitative Disclosures about Market Risk.......................................42
      Item 12.   Description of Securities other than Equity Securities...........................................44
 Part II..........................................................................................................44
      Item 13.   Defaults, Dividend Arrearages and Delinquencies..................................................44
      Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds.....................44
      Item 15.   Controls and Procedures..........................................................................44
 Part III.........................................................................................................45
      Item 17.   Financial Statements.............................................................................45
      Item 18.   Financial Statements.............................................................................45
      Item 19.   Exhibits.........................................................................................45

                           PRESENTATION OF INFORMATION

   In this Annual Report on Form 20-F (the "Annual Report"), the term the "Company" or "Bunzl" refers to Bunzl public limited company, alone or together with its subsidiary undertakings, as the context so permits. The term "Group" refers to Bunzl together with its subsidiary undertakings. The Company's fiscal year ends on December 31. References in this Annual Report to a particular year are to the fiscal year unless otherwise indicated.

   In this Annual Report, the term "ordinary shares" refers to ordinary shares of 25 pence each of the Company, and the term "ADSs" refers to American depositary shares each representing five ordinary shares and evidenced by American depositary receipts ("ADRs").

   The Company's consolidated financial statements (the "Consolidated Financial Statements") that form part of this Annual Report are presented in pounds sterling and are prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP") which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). The principal differences between UK GAAP and US GAAP affecting the Group are explained in Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-29 of this Annual Report.

   On January 1, 2002 under UK GAAP the Group adopted Financial Reporting Standard ("FRS") 19 'Deferred Tax'. As a result of adopting FRS19, the results for 2001 and previous years have been restated. In addition, in order to ensure comparability, results for 2001 and previous years have been restated to reflect those operations which meet the UK GAAP definition of "discontinued operations" for the year ended December 31, 2002 as discontinued operations in prior years.

   As explained in Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-29 of this Annual Report, under US GAAP the Group adopted Statement of Financial Accounting Standard ("SFAS") 142 'Goodwill and Other Intangible Assets' on January 1, 2002. Under SFAS142 goodwill and intangible assets with indefinite lives are no longer amortized but instead tested for impairment annually. The proforma effect of adopting SFAS142 on prior periods is shown in Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-29 of this Annual Report.

   In this Annual Report, references to "US dollar(s)", "US$" or "$" are to currency of the United States ("US") and references to "pound(s) sterling", "sterling", "GBP", "pence" or "p" are to currency of the United Kingdom ("UK"). Solely for convenience, this Annual Report contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts represent such US dollar amounts or could be converted into US dollars at the rates indicated. The following tables show for the periods and dates indicated certain information concerning the US dollar exchange rate for pounds sterling based on the noon buying rate in New York City for cable transfers in pounds sterling as announced for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). On February 28, 2003, the Noon Buying Rate was $1.57 to GBP1.00.
                                       1



                                                                                  Noon Buying Rate
                                                                  _____________________________________________
                                                                  Period end   Average(1)      High         Low
                                                                  __________  ___________    ________    ______
                                                                            (dollars per pound sterling)

Period Ended December 31
1998...........................................................      1.66         1.66         1.72         1.61
1999...........................................................      1.62         1.61         1.65         1.55
2000...........................................................      1.50         1.51         1.65         1.40
2001...........................................................      1.45         1.44         1.50         1.37
2002...........................................................      1.61         1.51         1.61         1.41
2003 (2).......................................................      1.57         1.61         1.65         1.57

Month Ended
September 30, 2002.............................................                                1.57         1.53
October 31, 2002...............................................                                1.57         1.54
November 30, 2002..............................................                                1.59         1.54
December 31, 2002..............................................                                1.61         1.56
January 31, 2003...............................................                                1.65         1.60
February 28, 2003..............................................                                1.65         1.57


------------------

(1) The average of the Noon Buying Rates on the last day of each full month during the relevant period.

(2)  January 1 through February 28, 2003.

   For the preparation and consolidation of financial information in this Annual Report, the year end exchange rates used for translating US dollars into pounds sterling for the years 1998, 1999, 2000, 2001 and 2002 were, respectively, $1.66, $1.61, $1.49, $1.46 and $1.61 to GBP1.00 and the average exchange rates used for the years 1998, 1999, 2000, 2001 and 2002 were, respectively, $1.65, $1.61, $1.50, $1.44 and $1.51 to GBP1.00.


    CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
                        UNITED STATES PRIVATE SECURITIES
                          LITIGATION REFORM ACT OF 1995

   This Annual Report contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. A number of factors could cause actual results, performance or achievements of the Group or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, the following: (i) changes in demand for the Group's products worldwide; (ii) changes in the costs of raw materials;
(iii) changes in the pound sterling/dollar exchange rate and the exchange rates between pounds sterling and other currencies in which the Group's businesses operate; (iv) changes in the political or fiscal regime of Bunzl's areas of activity; (v) principal changes in UK and US tax legislation or similar laws or regulations; (vi) cost inflation within the industrial sectors and economies in which Bunzl operates; (vii) changes in environmental legislation; (viii) changes in UK and US LIBOR rates and (ix) the risk factors identified in Item 3. "Key Information - Risk Factors". The foregoing list of factors should not be construed as exhaustive. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology such as "believes", "expects", "may", "will", "should", "seeks", "pro forma", "anticipates" or "intends" or the negative of any thereof, or other variations thereon or comparable terminology, or by discussions of strategy or intentions. Forward-looking statements in this Annual Report include, but are not limited to, certain statements under (i) Item 3. "Key Information- Risk Factors", (ii)
Item 4.  "Information  on the Company-  Business  Overview" and "-  Properties",
(iii) Item 5. "Operating and Financial Review and Prospects", (iv) Item 8. "Financial Information - Consolidated Statements and other Financial Information
- Legal Proceedings", and (v) Item 11. "Quantitative and Qualitative Disclosures about Market Risk- Credit Risk". Such forward-looking statements are necessarily dependent upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.



                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

Item 3.  KEY INFORMATION


                             SELECTED FINANCIAL DATA

   The selected financial data set out below is extracted or derived from the Consolidated Financial Statements included in this Annual Report or previously published (except where restated as referred to in "Presentation of Information" on page 1 of this Annual Report) and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto.

   The Consolidated Financial Statements for each of the five years ended December 31, 2002 have been audited by KPMG Audit Plc, Chartered Accountants and Registered Auditor.

   The Consolidated Financial Statements are prepared in accordance with UK GAAP which differ in certain respects from US GAAP. The principal differences between UK GAAP and US GAAP affecting the Group are explained in Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-29 of this Annual Report.

   For a description of new accounting standards adopted for the Consolidated Financial Statements for the year ended December 31, 2002 see Item
5. "Operating and Financial Review and Prospects - Operating Results- Background
- Financial Reporting Standards and Accounting Policies".


Consolidated Profit and Loss Account

                                                                       for the year ended December 31
                                                        _____________________________________________________________
                                                             2002        2001*        2000*        1999*        1998*
                                                        _________    _________    _________    _________    _________
                                                             GBPm         GBPm         GBPm         GBPm         GBPm

Amounts in accordance with UK GAAP
Sales
Continuing operations...............................      2,673.6      2,558.3      2,182.4      1,765.5      1,547.5
Discontinued operations (1).........................        161.7        318.2        321.2        363.1        391.8
                                                        _________    _________    _________    _________    _________
Total sales.........................................      2,835.3      2,876.5      2,503.6      2,128.6      1,939.3
Operating profit
Continuing operations...............................        191.8        186.9        164.0        134.1        117.5
Discontinued operations (1).........................          7.5         14.9         19.6         23.9         21.9
                                                        _________    _________    _________    _________    _________
Total operating profit..............................        199.3        201.8        183.6        158.0        139.4
Profit on sale of discontinued operations...........          2.5            -          7.1          0.2          0.5
Loss on disposal of fixed assets....................            -            -         (4.8)           -            -
Provision for loss on discontinued business.........            -            -            -            -        (17.9)
                                                        _________    _________    _________    _________    _________
Profit on ordinary activities before interest.......        201.8        201.8        185.9        158.2        122.0
Net interest payable................................         (5.8)       (14.1)       (12.5)        (7.7)        (8.2)
                                                        _________    _________    _________    _________    _________
Profit on ordinary activities before taxation               196.0        187.7        173.4        150.5        113.8
------------------------------------------------------ ------------ ------------ ------------ ------------ ------------
------------------------------------------------------ ------------ ------------ ------------ ------------ ------------
Profit before taxation, goodwill amortization and           209.6        200.5        178.2        153.5        132.3
   exceptional items
------------------------------------------------------ ------------ ------------ ------------ ------------ ------------
------------------------------------------------------ ------------ ------------ ------------ ------------ ------------
Taxation on profit on ordinary activities (2).......        (70.3)       (70.4)       (64.7)       (60.0)       (41.5)
                                                        _________    _________    _________    _________    _________
Profit on ordinary activities after taxation (2)....        125.7        117.3        108.7         90.5         72.3
Profit attributable to minorities...................         (0.5)        (0.4)        (0.6)        (0.6)        (0.3)
                                                        _________    _________    _________    _________    _________
Profit for the financial year (2)...................        125.2        116.9        108.1         89.9         72.0
                                                        _________    _________    _________    _________    _________

Earnings per share (2)
Basic earnings per share............................         27.1p        25.5p        23.7p        19.9p        16.0p
Adjusted earnings per share (3).....................         30.0p        28.3p        25.1p        20.8p        19.0p
Diluted earnings per share..........................         26.9p        25.2p        23.5p        19.7p        15.8p
Dividends paid and proposed per share...............         11.2p       10.35p         9.4p         8.3p        7.35p

Weighted average ordinary shares
Basic (million).....................................        461.4        458.6        455.8        452.3        451.1
Diluted (million)...................................        465.3        463.8        460.0        456.3        455.5

------------------

*    Restated on adoption of FRS19 'Deferred Tax'.

(1) Discontinued operations principally comprise the Paper Distribution business which was sold on July 1, 2002. Discontinued operations also include the Group's job-lot converting business sold in 1999 and Filtrona's instruments business sold in 2000.

(2) As explained in the Accounting Policies section on page F-6 of this Annual Report, the Group has adopted FRS19 'Deferred Tax' for the year ended December 31, 2002. This has resulted in a restatement of the taxation charge for the year ended December 31, 2001 which increased by GBP0.8 million (2000: GBP(0.2) million, 1999: GBP3.8 million,
     1998: GBP(0.1) million). Earnings per share information has therefore been restated based on these restated earnings.

(3) The differences between earnings per share and adjusted earnings per share are as follows: (i) for 1998 - the effect of goodwill amortization of GBP1.1 million, the profit on sale of discontinued operations and the provision for loss on discontinued business; (ii) for 1999 - the effect of goodwill amortization of GBP3.2 million and the profit on sale of discontinued operations; (iii) for 2000 - the effect of goodwill amortization of GBP7.1 million, the profit on sale of discontinued operations and the loss on disposal of fixed assets; (iv) for 2001 - the effect of goodwill amortization of GBP12.8 million, and (v) for 2002 - the effect of goodwill amortization of GBP16.1 million and the profit on sale of discontinued operations.


Consolidated Profit and Loss Account

                                                                       for the year ended December 31
                                                       _______________________________________________________
                                                          2002+        2001        2000       1999        1998
                                                       ________    ________    ________   ________    ________
Amounts in accordance with US GAAP                        GBPm except per share information expressed in pence
Sales
Continuing operations................................   2,673.6     2,558.3     2,193.3    1,806.3     1,596.9

Net income for the financial year
Continuing operations................................     126.5        91.6        84.3       57.2        69.6
Discontinued operations (1)..........................      21.3        10.8        13.1       13.8        (0.6)
                                                       ________    ________    ________   ________    ________
                                                          147.8       102.4        97.4       71.0        69.0
                                                       ________    ________    ________   ________    ________
Earnings per share
Continuing operations................................      27.4        20.0        18.5       12.6        15.4
Discontinued operations (1)..........................       4.6         2.3         2.9        3.1        (0.1)
                                                       ________    ________    ________   ________    ________
Basic earnings per share.............................      32.0        22.3        21.4       15.7        15.3
                                                       ________    ________    ________   ________    ________
Diluted earnings per share...........................      31.6        22.0        21.1       15.5        15.2

Dividends paid per share.............................      10.6        9.75         8.6        7.6         7.0



  Consolidated Balance Sheet

                                                                           at December 31
                                                      _______________________________________________________
                                                          2002       2001*       2000*      1999*       1998*
                                                          GBPm        GBPm        GBPm       GBPm        GBPm
                                                      ________    ________    ________   ________    ________

Amounts in accordance with UK GAAP
Fixed assets......................................       523.4       514.4       446.6      282.7       217.7
Current assets....................................       813.9       775.7       697.5      577.1       521.0
                                                      ________    ________    ________   ________    ________
Total assets......................................     1,337.3     1,290.1     1,144.1      859.8       738.7
                                                      ________    ________    ________   ________    ________

Creditors: amounts falling due within one year          (471.4)     (514.3)     (569.5)    (362.4)     (306.9)
Creditors: amounts falling due after more than
one year..........................................      (265.3)     (255.1)     (126.4)    (120.9)     (119.9)
Provisions for liabilities and charges............       (54.3)      (62.1)      (60.0)     (58.5)      (45.6)
Minority equity interests.........................        (2.3)       (2.1)       (2.3)      (1.9)       (1.8)
                                                      ________    ________    ________   ________    ________
Shareholders' funds: equity interests.............       544.0       456.5       385.9      316.1       264.5
                                                      ________    ________    ________   ________    ________
Share capital
Capital stock (GBPm)..............................       116.8       116.0       115.2      114.3       113.4
Number of shares (million)........................       467.0       463.9       460.7      457.3       453.8

Amounts in accordance with US GAAP
Total assets (GBPm)................................    1,461.8     1,511.7     1,377.7    1,093.7       981.1
Shareholders' funds: equity interests (GBPm).......      741.8       714.1       651.9      576.8       535.3

------------------

  * As explained in the Accounting Policies section on page F-6 of this Annual Report, the Group has adopted FRS19 'Deferred Tax' for the year ended December 31, 2002 which has resulted in the restatement of the Consolidated Financial Statements for 2001 and previous years.

  + As explained in Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-29 of this Annual Report, the Group adopted SFAS142 'Goodwill and Other Intangible Assets' on
       January 1, 2002. Under SFAS142 goodwill and intangible assets with indefinite lives are no longer amortized but instead tested for impairment annually. The proforma effect of adopting SFAS142 on prior periods is shown in Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-29 of this Annual Report.

(1) Includes profit on disposal of discontinued operations in 2002 of GBP14.3 million, representing a basic earnings per share impact of
       3.1 pence.

                                  RISK FACTORS

   Investors, holders and prospective purchasers of ADSs should carefully consider the risk factors discussed below as well as the other information included in this Annual Report (including, without limitation, the "Cautionary Statement for Purposes of the 'Safe Harbor' Provisions of the United States Private Securities Litigation Reform Act of 1995" and Item 5. "Operating and Financial Review and Prospects"). Bunzl's business, financial condition or results of operations could be materially affected by any or all of these risks or by other risks that Bunzl cannot presently identify.

Bunzl faces competition that may reduce its market share and growth potential

   Bunzl faces competition from international companies as well as local and regional companies in the countries in which it operates. In addition, many of Bunzl's customers have chosen to source products from Bunzl as they have looked to outsourced solutions to service their own requirements. If this trend was reversed and customers decided to satisfy their requirements themselves or source products directly from manufacturers or other suppliers, this could result in a loss of business and a resulting adverse effect on Bunzl's operating results. Increased competition and unanticipated actions by competitors or customers could lead to downward pressure on prices and/or a decline in Bunzl's market share in any of Bunzl's businesses which would adversely affect Bunzl's results and hinder its growth potential.

Bunzl's growth is partly dependent on the ability to complete acquisitions and integrate operations of acquired businesses

   A significant portion of Bunzl's historical growth has been achieved through acquisitions of businesses and the Group's growth strategy includes additional acquisitions. There can be no assurance that Bunzl will be able to make acquisitions in the future or that any acquisitions Bunzl does make will be successful.

   Bunzl makes acquisitions with the expectation that these acquisitions will result in benefits to the Group. Achieving these benefits depends on the timely, efficient and successful execution of a number of post acquisition events, often including integrating the business of the acquired company into Bunzl's purchasing programs, distribution network, marketing programs and reporting and information systems. In general Bunzl cannot offer assurances that it will be able to successfully integrate the acquired company's operations or personnel or realize the anticipated benefits of the acquisition. The ability to integrate acquisitions may be adversely affected by many factors, including the relative size of a business and the allocation of the Group's limited management resources among various integration efforts.

   The results of operations may be adversely affected by expenses Bunzl incurs in making acquisitions, by amortization of acquisition related intangible assets with definite lives and by additional depreciation expenses attributable to acquired assets. Any of the businesses Bunzl acquires may also have liabilities or adverse operating issues, including some that Bunzl fails to discover before the acquisition. Additionally, Bunzl's ability to make future acquisitions may depend upon obtaining additional financing. There can be no assurance that the Group will be able to obtain additional financing on acceptable terms.

Managing Bunzl's growth may be difficult and the Group's growth rate may decline

   Bunzl has expanded its operations over recent years. This growth has placed significant demands on the Group's managerial, administrative and operational resources. Bunzl cannot be sure that this growth will continue. To the extent that the Group's customer base and services continue to grow, this growth is expected to place a significant demand on Bunzl's managerial, administrative and operational resources. The future performance and results of operations will depend in part on Bunzl's ability to successfully implement enhancements to the Group's business management systems and to adapt those systems as necessary to respond to changes in the business. Similarly, the Group's growth has created a need for expansion of its facilities from time to time. As Bunzl nears maximum utilization of a given facility, operations may be constrained and inefficiencies may be created, which could adversely affect operating results unless the facility is expanded or volume is shifted to another facility. Conversely, as additional facilities are added or existing facilities expanded, excess capacity may be created. Any excess capacity may also create inefficiencies and adversely affect the operating results.

Bunzl's operating results may be adversely affected by increased costs, shortages of purchased products or labor, or disruption to distribution or production facilities

   Many of the products the Group supplies have a significant plastic and/or paper content. As a consequence movements in natural gas, oil and pulp prices as well as other raw material prices may affect the cost of the products purchased by the Group. In addition, many of the raw materials used for the products produced by Bunzl are also subject to price volatility caused by changes in global supply and demand. If commodity price changes result in unexpected increases in the cost of Bunzl's purchased products and raw materials, Bunzl may not be able to increase its prices to offset these costs without suffering reduced volume, revenue and operating income. Bunzl may also be adversely affected by shortages of such purchased products.

   Similarly, Bunzl's operating results could be adversely affected by labor or skill shortages or increased labor costs due to increased competition for employees, higher employee turnover or increased employee benefit costs.

   Bunzl would be affected if there was a catastrophic failure of its major distribution, production facilities or supply chain. In addition, the maintenance and development of information systems may result in systems failures which may adversely affect business operations.

Product liability claims could have an adverse effect on the Group's business

   Like any other distributor and manufacturer of products, Bunzl faces an inherent risk of exposure to product liability claims if the products Bunzl sells, or the products sold by companies acquired by Bunzl, cause injury or illness. The Group may be subject to liability, which could be substantial, because of actual or alleged contamination in products sold by Bunzl or by companies Bunzl has acquired, including products sold by those companies before Bunzl acquired them. Bunzl has, and management believes that the companies Bunzl has acquired have had, liability insurance with respect to certain product liability claims. However, there can be no guarantee that this insurance will continue to be available at reasonable cost or at all, or will be adequate to cover product liability claims against Bunzl, or companies Bunzl has acquired. If Bunzl or any of the Bunzl acquired companies do not have adequate insurance, product liability claims and costs associated with product recalls, including a loss of business, could have a material adverse effect on the Group's business, operating results and financial condition.

Bunzl's business may be adversely impacted by unfavorable economic conditions or other developments and risks in the countries in which it operates

   Bunzl's business is somewhat dependent on general economic conditions in the US, the UK and other important markets. A significant deterioration in these conditions, including a reduction in consumer spending levels, could have an adverse effect on Bunzl's business and results of operations. Many of Bunzl's businesses are involved in the distribution of products which is a business characterized by a high volume of sales with relatively low profit margins. A significant portion of Bunzl's sales is at prices that are based on product cost plus a percentage markup. Accordingly the results of operations may be negatively impacted when the price of products goes down, even when the percentage markup remains constant. In addition, Bunzl may be adversely affected by political and economic developments in any of the countries where Bunzl has distribution networks or production facilities. Bunzl's operations are also subject to a variety of other risks and uncertainties relating to trading in numerous foreign countries, including political or economic upheaval, the imposition of any import or investment restrictions, including tariffs and import quotas or any restrictions on the repatriation of earnings and capital, and changes in tax regulation and international tax treaties. Bunzl may also be adversely affected by movements in the valuation of, and returns from, the investments held by its pension funds.

   In addition, Bunzl's operating results are sensitive to, and may be materially adversely impacted by, difficulties with the collectibility of accounts receivable, inventory control, price pressures, severe weather conditions and increases in wages or other labor costs, energy costs and fuel or other transportation related costs. There can be no assurance that one or more of these factors will not adversely affect the future operating results.

Bunzl may be adversely affected by fluctuations in exchange and interest rates

   Bunzl may be adversely affected by fluctuations in exchange rates. The results of Bunzl's operations are accounted for in pounds sterling but the majority of the Group's sales are made and income earned in US dollars and other foreign currencies. Movements in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Bunzl's reported results of operations from year to year.

   Bunzl may also be adversely impacted by fluctuations in interest rates, mainly through an increased interest expense. See Item 11. "Quantitative and Qualitative Disclosures about Market Risk - Interest Rate Risk".

Bunzl may be adversely affected by government regulations

   Bunzl's operations are affected by various statutes, regulations and laws in the countries and markets in which it operates. The Group is subject to various laws applicable to businesses generally, including laws affecting land usage, zoning, environment, health and safety, labor and employment practices, competition and other matters. Bunzl cannot predict whether future developments in laws and regulations concerning its businesses will affect its earnings in a materially adverse manner or whether its operating units will be successful in meeting future demands of regulatory agencies in a manner which will not materially adversely affect Bunzl's business, financial condition or results of operations.

ITEM 4.  INFORMATION ON THE COMPANY


                              HISTORY OF THE GROUP

   Bunzl had its origins in Bratislava, Slovakia, in the middle of the nineteenth century. The headquarters moved to London and the Company was incorporated in England in 1940, gaining a listing on the London Stock Exchange as a public company in 1957.

   In the early 1980s there were significant changes to the Group. Its Austrian paper mills were sold and it embarked on a strategy of expanding into outsourcing services in the US and into paper distribution in the UK. In the mid to late 1980s the Group diversified into many other businesses including parcel and goods transportation in the UK and building products distribution in the US. During the 1990s the Group disposed of a number of businesses, focusing on those businesses which reflected the Group's evolution towards outsourcing and its increasing service orientation.

   In 2002 the final break with the paper industry occurred when the Paper Distribution business area was sold. Following this disposal the Group was reorganized in August 2002 into two business areas: Outsourcing Services and an enlarged Filtrona (comprising the businesses of the former Filtrona and Plastics business areas).

Strategy and Development

   The Company has grown by following a strategy of expanding in those areas where it can build its international competitive position through both organic growth and acquisitions combined with the disposal of lower margin, lower growth businesses. This evolution has given the Group an increasing focus on higher return, higher growth businesses, with each business area becoming increasingly international and service oriented.

   Organic growth has been the result of a consistent emphasis on market focus, service orientation and efficiency. To supplement this organic growth, the Group has spent cash of some GBP171 million in 2000, GBP95 million in 2001 and

GBP77 million in 2002 on acquisitions and raised cash of GBP12 million in 2000, GBP1 million in 2001 and GBP111 million in 2002 from disposals. The principal disposal in 2002 was the sale of the Paper Distribution business area for which Bunzl will receive a further GBP18 million deferred cash consideration which is payable in two tranches of GBP10 million and GBP8 million on July 1, 2003 and July 1, 2004 respectively. Details of significant transactions within the last five years are outlined below. Over the same period sales of continuing operations (including acquisitions) have increased from GBP1,547.5 million in 1998 to GBP2,673.6 million in 2002.

   The acquisition of Enitor in March 1998 represented the Group's first move into Europe in plastic profiles following the purchase of American Filtrona Corporation in the US in 1997. In November 1998 the North American Outsourcing Services business was further enhanced by the acquisition of the grocery supply business of International Paper's xpedx division.

   In March 1999 Provend was acquired, adding to the Group's Outsourcing Services disposable supplies business in the UK and providing the opportunity to become a leading operator in the closely related vending sector. In September 1999 the Group acquired Brierley Almond which specializes in the supply of goods not for resale to supermarkets throughout the UK.

   In January 2000 Davidson Plastics, a profile extrusion operation based in the US Pacific North West was acquired. In April 2000 the acquisition of Shermond, a specialist supplier of gloves and other disposable products to the healthcare and hygiene sectors, further expanded the Group's Outsourcing Services business in the UK. In July 2000 the Group acquired Greenham, which is primarily involved in the distribution of supplies including cleaning and hygiene, personal protection and construction consumables. Based in the UK with operations in Denmark, Ireland and Germany, it enhanced the Group's position in cleaning and hygiene supplies and developed the personal protection products business. In August 2000 the Outsourcing Services business in Ireland was further developed with the purchase of Allegro, a distributor of cleaning and hygiene  supplies.  In  December  2000  the  acquisition  of Koch  Supplies  was completed, which strengthened the growing activities supplying the food processor and packing industry in the US. Also in December 2000 the North American Outsourcing Services business was further enhanced by the acquisition of Schrier Brothers, one of the largest redistributors in the North East.

   In February 2001 ICCS MacGregor, a distributor of supplies to hotels, nursing homes and contract cleaners in Scotland, was added to the Group's Outsourcing Services business in the UK. In May 2001 the Group acquired 51% of Filtrati taking its ownership to 100%. Renamed Filtrona Italia, it has become a full member of the Group's global Filtrona network. In June 2001 Outsourcing Services in North America was extended with the acquisition of Godin which supplies supermarkets, food processors and industrial companies in Quebec. In July 2001 the Group's European retail supply business was expanded by acquiring the UK carrier bag supply business from BPI thus building on the Group's international sourcing operations. The Group completed a number of transactions in October 2001 in Outsourcing Services. It acquired Eastern Paper which supplies supermarkets, redistributors and food processors in the Maritimes thus completing the Group's geographic coverage of Canada. In Europe, the Group acquired the DKI Group which supplies packaging consumables and equipment to the Danish supermarket and food processing industries, strengthening the Group's position in the Scandinavian market. In a move to strengthen the Group's position supplying the US food processor industry it purchased Packers, a long established supplier to the beef and pork processing industries based in Omaha, Nebraska and with small branches in Canada and the UK. In November 2001 the Group further expanded Outsourcing Services in Europe with the acquisition of W A Blyth, a distributor of personal protection equipment and cleaning and hygiene supplies in Wales and South West England.

   The Group bought Lockhart from Sodexho in May 2002. Lockhart is one of the UK's leading suppliers of catering equipment to the foodservice industry including hotels, caterers, restaurants, retailers and the licensed trade. In late June 2002 the Group acquired Kenco in Seattle. Kenco is a redistribution business which strengthened the position of the Group's Outsourcing Services business in the Pacific North West of the US.

   In the last two months of 2002 the Group announced four acquisitions which added to the Outsourcing Services business in different parts of the world. In early November Lesnie's, a distributor of supplies to food processors and
                                       9
retailers based in Sydney, Australia, was acquired. This expands the Group's position in Australasia. In November, the Group agreed to purchase Darenas, a UK national distributor of cleaning and hygiene supplies, and completed shortly thereafter. It is an excellent fit with the existing operations. In December, the Group acquired Saxton, a US redistribution business based in Phoenix with locations also in Kansas City and Denver, which will strengthen the Group's position both in cleaning and hygiene and in the relevant regions. In late December the Group purchased Thomas McLaughlin, a leading distributor of catering equipment in both Northern Ireland and the Republic of Ireland. McLaughlin is a logical extension of the Group's existing business in Ireland and complements the acquisition of Lockhart earlier in the year.

   In February 2003 the Group purchased Enterprise, a distributor of plant supplies to food processors in Dallas, Texas; Greeley, Colorado; Atlanta, Georgia and St Joseph, Missouri.

   The final link to Bunzl's paper making and converting past was broken with the disposal in August 1999 of the last of the Group's job-lot converting businesses in the US. Bunzl's only consumer plastics business, the Stewart Group in the UK, was sold in December 1999.

   In October 2000 Bunzl sold Filtrona's instruments business. Based in the UK with sales worldwide, it was the Group's only capital equipment business and, as
such,  was  becoming  less  relevant  to  the  evolving   business  to  business
consumables focus of the Group.

   During 2001 the Group completed the disposal of the video and air conditioning distribution and installation businesses that it acquired with Greenham in July 2000. These did not fit with the Group's long term plans for the development of Greenham within the Group's Outsourcing Services business area.

   The disposal of the Paper Distribution business area in July 2002, with its UK focus and strong links to Bunzl's nineteenth century roots in paper, marked an important stage in Bunzl's evolutionary approach. It represented the final break with the paper industry and was the last step of a process which has seen Bunzl reducing its commitment to paper and channeling resources both organically and by acquisition into higher return, higher growth businesses, particularly outsourcing.

   Following this disposal the Group was reorganized in August 2002 into two business areas: Outsourcing Services and an enlarged Filtrona (comprising the businesses of the former Filtrona and Plastics business areas). This combination was made feasible by the simplification of both the constituent businesses over the past few years and their increasing internationalization. Operating as Filtrona, the new business constitutes a small number of international niche businesses in supply and light manufacture with a number of technical and market overlaps. It is being managed by a single more cost effective structure. Both Outsourcing Services and Filtrona fit with the Group's focus on providing business to business consumables and are becoming increasingly service oriented.

   The continuing objective of both the acquisition and disposal activity has been to concentrate resources on a manageable group of successful businesses where the Group can continue to demonstrate competitive advantage.

                                BUSINESS OVERVIEW

   The Company is a holding company conducting its operations through its subsidiary undertakings. The Group is an international group of companies involved in the provision of outsourcing solutions and customer service oriented distribution and light manufacture, primarily of plastic and paper based products. The Group had annual sales of GBP2,835.3 million in 2002 and, as of December 31, 2002, approximately 12,000 employees in approximately 260 locations in 24 countries throughout the world.

   The  Company's  shares are quoted on the London Stock  Exchange and the
ADSs are quoted on the New York Stock Exchange.  Its principal executive offices
are  located  at  110  Park   Street,   London,   W1K  6NX   (telephone   number
011-44-20-7495-4950; fax number 011-44-20-7495-4953; website www.bunzl.com).

   The Group's operations are organized primarily by international line of business into two business areas. The table below sets out the sales by business area for the Group's continuing operations for the three years ended December 31, 2000, 2001 and 2002.


                                                                                   2002         2001           2000
                                                                              _________     ________      _________
                                                                                   GBPm         GBPm           GBPm

         Outsourcing Services...........................................         2,231.2      2,129.1       1,783.1
         Filtrona.......................................................           442.4        429.2         399.3




   A segmental analysis of the results of these business areas is set out in
Note 1 of the Consolidated Financial Statements on page F-8 and is discussed in the following pages.

     In July 2002 the Group completed the disposal of the Paper Distribution business area.

   In August 2002 the Group combined its operations previously designated Filtrona and Plastics. Operating as Filtrona the enlarged business area constitutes a small number of international niche businesses in service oriented supply and light manufacture with a number of technical and market overlaps.

Outsourcing Services

   The Outsourcing Services business area operates in North America, Europe and Australasia, where Bunzl believes it is the leading supplier of a range of products including outsourced food packaging, disposable supplies and cleaning and safety products for supermarkets, redistributors, caterers, food processors, hotels, contract cleaners and other users. Outsourcing Services is the Group's largest business area. It had operating profit before goodwill amortization of GBP169.3 million (approximately 73% of the Group's operating profit before goodwill amortization) in 2002 with numerous warehouses throughout North
America, Europe and Australasia and a total of 7,064 employees as of December 31, 2002.

   The table below sets out selected financial and other information for the Outsourcing Services business area as of and for each of the three years ended December 31, 2000, 2001 and 2002.


                                                                                      2002          2001         2000
                                                                                  ________      ________     ________

         Sales (GBPm)......................................................        2,231.2       2,129.1      1,783.1
         Operating profit before goodwill amortization (GBPm)..............          169.3         161.9        131.1
         Profit margin (%)...............................................              7.6           7.6          7.4
         Employees.......................................................            7,064         6,746        6,197


   Activities

   The business area provides outsourced food packaging, disposable supplies, cleaning and hygiene products and personal protection and catering equipment. Product catalogs and order lists are provided for customers to place their orders, which can be received by telephone, fax or electronically via computer link. Internet ordering is also being used in parts of the business.

   In its supermarket and retail operations, Bunzl operates three main programs: (i) direct-store-door, where deliveries are made to individual user locations, (ii) warehouse replenishment, where Bunzl restocks a customer's warehouse on a planned basis, and (iii) cross-docking where orders are picked for individual stores of a customer's supermarket chain, for example, and pallets are prepared, labeled by store and delivered to the customer's warehouse. In cross-docking programs these disposables are not stored in the customer's warehouse, they simply cross from the customer's inward dock to the outward dock and are loaded onto the customer's delivery truck with the grocery supplies for each store. Some cross-docking customers collect their disposables from Bunzl's warehouse, as do redistribution customers, which are smaller independent distributors which do not source the relevant products directly from manufacturers.

Market Characteristics

   Customers are keen to reduce storage space taken up by a wide variety of products which are often bulky, low cost plastic and paper disposable products, so demand is strong for Bunzl's outsourcing programs which deliver direct to their outlets on an as needed basis or via the cross-docking program described above.

   Demand continues to grow for ready to eat, reheat or cook at home meals, known as takeout food. These products are available in retail food courts, displayed as a range of ready to go starters, main courses and desserts which are often prepared on the premises. Customers can choose from set meals or a la carte from menu boards. Bunzl supplies an extensive range of specialized packaging and foodservice equipment for this purpose. With case-ready meats, produce, bakery and other food types gaining acceptance in the market, Bunzl is also obtaining an increasing share of business from food processors.

   Many of Bunzl's larger customers are using electronic data interchange, which involves utilizing linked computer systems, for placing orders and
handling   billing  and   account   management   information.   This  method  of
communication is quick and efficient both for customers and for Bunzl.

   In Europe, the role of larger distributors has been steadily increasing, replacing a distribution process characterized by regional, fragmented, typically family owned enterprises or manufacturers supplying customers direct. There is an increasing trend towards a full outsourcing service.

Products

   Bunzl distributes thousands of items. Typically a branch might carry around 3,000 lines and have access to many more within the Group. Some examples of products are listed below by user type.

   Foodservice:   meat  trays,  labels,  plastic  and  paper  bags,  clear
plastic containers, aluminum foil, merchandizing tags, platters, cake domes, plastic microwavable and oven proof takeout food packaging, straws and stirrers, plastic cutlery, napkins, custom printed food boxes, pizza boxes, burger wraps, tumblers, paper plates, vending machine ingredients, cups and catering equipment.

   Hygiene and cleaning: paper towels, toilet tissue, liquid soap, disinfectant, cloths, floor polish, refuse sacks, mops and disposable gloves.

   Hotel guest amenities and supplies: custom printed soaps, shampoos, coasters, straws, disposable tablecloths, napkins and candles.

   Personal protection equipment: disposable workwear, high visibility workwear, footwear, gloves, respiratory protective equipment and hearing protection.

Suppliers and Customers

   Bunzl purchases its supplies from a variety of manufacturers of plastic and paper packaging, plastic bags, clingfilm, aluminum foil, napkins, tissue, janitorial and other products ranging from large multinational organizations to smaller specialist manufacturers. Products are sourced both locally from domestic suppliers and imported from overseas. There has been supplier consolidation over recent years and suppliers are increasingly deciding to move away from direct sell of smaller shipments and instead utilize third parties like Bunzl for distribution of their products.

  Customers range greatly in size. Larger customers include major national, and sometimes international, chains of supermarkets, fast food outlets, hotels, contract caterers, contract cleaning groups and food processors. Smaller customers include local independent operators in these sectors, cafes and sandwich shops and redistribution customers (as described above).

Raw Materials

   Many of the products the Group supplies have a significant plastic and/or paper content with plastic polymers predominating. As a consequence movements in natural gas, oil and pulp prices as well as other raw material prices may affect the cost of the products purchased by the Group.

Competition

   The market is highly competitive in all sectors and geographic areas of operation. Competitors range from large distribution companies to small, local distributors in specific geographic areas. Many manufacturers also distribute their own products, selling directly to their larger customers, and many of the Group's customers also have distribution operations.

   Bunzl has extensive distribution networks which can offer service to customers on both a local and national basis. It is a specialist in its field and is able to anticipate as well as meet customer needs and trends. Considerable investment in technology makes Bunzl a fast and efficient operator and management believes that this, combined with experienced and well organized teams of staff, ensures customers get the right product at the right price at the right time.

Organic Growth

   The  Outsourcing   Services   business  has  grown  organically  by  seeking
to consistently develop long term relationships with customers and attract new ones. A particular growth area has been in expanding outsourcing services programs for customers which can be tailored to their precise needs. The programs can yield cost, space and working capital savings for these customers.

   Another growth driver has been in identifying market trends and exploiting their potential, such as takeout food and food processors described above.

   Supermarkets,   food  processors,   contract   caterers  and  cleaners  and
the redistribution side of the business, where Bunzl supplies product to other small distributors, have all seen growth over the years.

Acquisitions

   The US business has been strengthened over the last five years. In 1998 the grocery supply business of International Paper's xpedx division was purchased. In December 2000 the acquisition of Koch Supplies was completed, which strengthened the growing activities supplying the food processor and packing industry in the US. Also in December 2000 the North American Outsourcing Services business was further enhanced by the acquisition of Schrier Brothers, one of the largest redistributors in the North East. In October 2001 Bunzl acquired Packers, a long established supplier to the beef and pork processing industries based in Nebraska and with small branches also in Canada and the UK. In July 2002 Kenco, a redistribution business based in Seattle, Washington was acquired. In December 2002 the Group acquired Saxton, a redistribution business based in Phoenix with locations also in Kansas City and Denver, which will strengthen the Group's position both in cleaning and hygiene and the relevant regions. In February 2003 the Group purchased Enterprise, a distributor of plant supplies to food processors in Dallas, Texas; Greeley, Colorado; Atlanta, Georgia and St Joseph, Missouri.

   In June 2001 the acquisition of Godin in Quebec enabled Bunzl to serve national customers across Canada. In October 2001 the Group's geographic coverage of Canada was completed with the acquisition of Eastern Paper in the Maritimes.

   A number of significant acquisitions have also helped develop the European Outsourcing Services business. In early 1999 Provend was acquired adding to the Group's Outsourcing Services disposable supplies business in the UK and providing the basis to develop, in management's view, a leading position in the closely related vending sector. In September 1999 the acquisition of Brierley Almond complemented the Group's growing business with retailers  and  represented  a further  step towards  replicating  in Europe the Group's outsourcing program in the North American grocery sector. In April 2000 the acquisition of Shermond Products in the UK strengthened Bunzl's position in the growing healthcare sector. In July 2000 the Group acquired Greenham, which is primarily involved in the distribution of supplies including cleaning and hygiene, personal protection and construction consumables. Based in the UK with operations in Denmark, Ireland and Germany, it enhanced the Group's position in cleaning and hygiene supplies and developed the personal protection products business. In August 2000 the Outsourcing Services business in Ireland was further developed with the purchase of Allegro, a distributor of cleaning and hygiene supplies. In February 2001 ICCS MacGregor, a distributor of supplies to hotels, nursing homes and contract cleaners in Scotland, was added to the Group's Outsourcing Services business in the UK. In July 2001 the Group's European retail supply business was expanded by acquiring the UK carrier bag supply business from BPI thus building on the Group's international sourcing operations and in October 2001 the Group acquired the DKI Group which supplies packaging consumables and equipment to the Danish supermarket and food processing industries, strengthening the Group's position in the Scandinavian market. In November 2001 the Group further expanded Outsourcing Services in Europe with the acquisition of W A Blyth, a distributor of personal protection equipment and cleaning and hygiene supplies in Wales and South West England. In May 2002 Lockhart, a distributor of catering equipment to the foodservice industry, was acquired. In November the Group agreed to purchase Darenas, a UK national distributor of cleaning and hygiene supplies, and completed shortly thereafter. It is an excellent fit with the Group's existing operations. In late December 2002 the Group purchased Thomas McLaughlin, a leading distributor of catering equipment in both Northern Ireland and the Republic of Ireland. McLaughlin is a logical extension of the Group's existing business in Ireland and complements the acquisition of Lockhart earlier in the year.

   In November 2002 the Group bought Lesnie's, a distributor of supplies to food processors and retailers based in Sydney, Australia. This expands the Group's position in Australasia.

Filtrona

   Filtrona is a world leading supplier of outsourced cigarette filters, ink reservoirs and other bonded fiber products, protective caps and plugs, self-adhesive tear tapes and certain security products. It is also a leading extruder of custom plastic profiles. It operates through wholly owned subsidiaries and a number of jointly owned companies, principally in Asia. Filtrona had operating profit before goodwill amortization of GBP54.2 million (approximately 24% of the Group's operating profit before goodwill amortization) in 2002 and 4,722 employees as of December 31, 2002

   The table below sets out selected financial and other information for the Filtrona business area as of and for the three years ended December 31, 2000, 2001 and 2002.


                                                                                     2002          2001         2000

           Sales (GBPm)....................................................         442.4         429.2        399.3
           Operating profit before goodwill amortization (GBPm)............          54.2          52.3         53.7
           Profit margin (%).............................................            12.3          12.2         13.4
           Employees.....................................................           4,722         4,738        4,707


   Activities

   The Group manufactures high quality filters which it sells to the world's tobacco companies and, in particular, special filters for the low tar cigarette market. Its bonded fiber products include reservoirs for writing instruments, medical device components and household items. The Group's self-adhesive tear tape is sold to tobacco companies and other consumer product manufacturers. The Group also manufactures intermediate industrial products and sells them to a large number of customers in a variety of industries for a range of applications.

   Filtrona currently has manufacturing facilities in the US, UK, Brazil, Germany, India, Indonesia, Italy, Jordan, Mexico, the Netherlands, Paraguay, Thailand and Venezuela.

Market Characteristics

   The market for cigarettes using special filters of the type manufactured by Bunzl continues to grow, leading to increased demand for Bunzl's products.

   Filtrona's   bonded  fiber  products  meet  the  needs  of,  for  example, pen manufacturers and ink-jet printer manufacturers for component systems which provide less expensive, more efficient and more flexible products.

   The use of tear tape as a medium for brand promotion and security purposes through the use of multi-colored text and images has added to the growth of self-adhesive tear tape used as an easy opening device for product overwrap.

     The caps and plugs and extrusion businesses sell to a wide spectrum of end use markets and, while benefiting from the overall trend of plastics to replace other materials such as metals, are nevertheless somewhat dependent on the overall level of activity in the economy.

   Products

     Cigarette filters, whose principal raw material is cellulose acetate tow, reduce the level of tar and nicotine in cigarettes. Special filters, comprising multiple segments and more effective filter media such as carbon, are key components in producing lower tar cigarettes.

     Bonded fiber products include ink reservoirs, which contain the ink and control its flow in a variety of writing instruments and ink-jet printer cartridges, fibers used to absorb and retain liquids in certain healthcare testing devices and fibers which release liquid into the air in certain household items such as air fresheners.

     Plastic self-adhesive tear tape is an easy opening device applied as a strip around consumer product wrapping and packaging to make opening the product easier and increasingly also printed and used for brand promotion and security.

     Protection caps and plugs are mainly used during the manufacturing process or in the transportation of engineered products. Typical applications would be to protect delicate parts of a car engine during transport and manufacture or the thread of oil pipe segments during transportation to offshore oil rigs.

     The extruded profiles are specialized, custom made products such as light diffusers for offices and air conditioning ducting for aircraft.

   Suppliers and Customers

     Suppliers to the Group's filters and fibers businesses are mainly large multinational chemical and paper companies which manufacture cellulose acetate tow and other raw materials. Suppliers to the Group's plastics based businesses are large multinational producers of plastic resins such as low density polyethylene, polypropylene and PVC and focused suppliers of more specialized products.

     The worldwide cigarette industry forms the main customer base, including large multinational manufacturers as well as local producers and government owned tobacco monopolies. Other customers include large engineering companies in sectors such as automotive and aircraft, international pen manufacturers, ink-jet printer manufacturers, fast moving consumer goods companies and many other engineering and manufacturing companies.

   Raw Materials

     The Group supplies filter products and accordingly the cost of sales is affected by the price of acetate tow as well as other raw material prices. The Group also supplies plastic products and, as a result, the cost of the raw materials purchased by the Group is affected by resin prices which are themselves affected by natural gas and oil prices as well as other factors.

   Competition

     The markets in which the Filtrona business area operates are highly competitive.

     The largest producers of cigarette filters are the multinational tobacco companies which manufacture many filters in-house. There are also small local filter producers in many different parts of the world. Bunzl is well positioned to serve multinational customers since it has a wide geographic presence and specializes in complex filters, which such customers tend to buy in rather than manufacture themselves.

     In addition to direct competition in Bunzl's fiber and self-adhesive tear tape businesses, there are various other technologies which compete with Bunzl, such as hot wax and thermal in tear tape and high performance foam in ink reservoirs. Management believes that Bunzl's products offer customers a more effective solution which can take advantage of industry trends.

     The Group's caps and plugs businesses compete directly with focused, privately owned, competitors in both North America and Europe and also with alternative technologies which can achieve product protection capabilities. Custom extruded plastic profiles are made by a variety of companies both larger than Bunzl's businesses and smaller, focused, often privately owned companies. Management believes that a customer service orientation and an emphasis on timely and cost effective supply are hallmarks of all the Group's Filtrona operations.

   Acquisitions

     In 1998 Bunzl purchased Enitor, a leading Dutch extruder, to complement Bunzl Extrusion in the US. In January 2000 the Group purchased Davidson Plastics, a profile extrusion business located in Washington State.

     In May 2001 the Group acquired 51% of Filtrati, an Italian cigarette filter and bonded fiber products manufacturer, taking Bunzl's ownership of Filtrati to 100%. Renamed Filtrona Italia, it has become a full member of the Group's global Filtrona network.

Geographical Market Supplied

     The following table shows the Group's total sales for 2000, 2001 and 2002 by geographical market supplied.


                                                                                  2002          2001         2000
                                                                              _____________ ___________ ___________
                                                                                  GBPm          GBPm         GBPm

           Europe........................................................         957.9       1,009.6        821.1
           North America.................................................       1,748.6       1,753.4      1,557.2
           Rest of the world.............................................         128.8         113.5        125.3
                                                                              _____________ ___________ ___________
                                                                                2,835.3       2,876.5      2,503.6
                                                                              _____________ ___________ ___________

     The Group's largest operations by geographical markets supplied are the US and the UK. Canada, Germany, the Netherlands, Australia, Ireland, Denmark and Brazil are its next largest operations and it has smaller operations in other countries in Europe, Asia and the Americas. In 2002 North America accounted for 62%, Europe 34% and the rest of the world (being South America, Australasia and Asia) 4% of Group sales.

Technology

     Effective information technology systems are critical to operations and process management and for financial and general management control across the Group. Substantial investment is continually made in computer systems throughout the operations to improve the Group's ability to service customers, enhance its market position, trade on the internet and contribute to productivity gains. Management considers that the quality of its systems is an important source of competitive advantage.

     In the Outsourcing Services businesses there is continuing use of Electronic Data Interchange for business transactions and communication between Bunzl and its suppliers as well as customers. Bunzl devotes substantial resources to this area. Internet ordering is also being used in parts of the business.

     Within Filtrona, management considers it to be of the utmost importance also to remain up to date with the most appropriate technology for the manufacture and supply of the products the Group produces. In this respect investment continues to be made in new equipment for the manufacture of filter, fiber, tear tape, caps and plugs, extrusion and other products.

Intellectual Property

     It is the Group's policy to commit sufficient funds to enable it to keep abreast of all relevant product, process, market and system developments in the fields in which it operates.

     The industries in which the Group is active as a manufacturer are not generally characterized by proprietary products and although the Group's companies hold or are licensed to use certain trademarks, patents and other intellectual property rights, the successful continuation of the Group's business is not dependent on such intellectual property rights and no one such intellectual property right is, by itself, material to the Group's business.

Environmental Regulation

     The Group is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates, including the US. These laws and regulations impose increasingly stringent environmental protection standards on the Group regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste and materials, waste disposal practices and the remediation of environmental contamination. These standards expose the Group to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities.

     The Group has an established environmental policy pursuant to which all its operating companies are committed to a program of continued improvement in environmental performance and committed to ensuring that each business area identifies and controls significant environmental risks associated with its activities, products and services. Bunzl is also committed to compliance with environmental legislation and regulations in the jurisdictions where Group companies operate. The Group periodically reviews its environmental practices in order to ensure that appropriate standards are being maintained. The Group regularly incurs expenditure in connection with environmental compliance requirements. Although the Group is involved in the remediation of contamination of certain of its properties, it believes that its facilities and operations are generally in compliance with environmental laws and regulations, with the exception of such non-compliance as would not be expected to have a material adverse effect on its financial condition or results of operations.

     The Group believes that the amounts that it has budgeted and reserved will enable it to satisfy its known and anticipated environmental obligations to the extent that they can be estimated. However, environmental matters cannot be predicted with certainty and there can be no assurance that these amounts will be adequate. In addition, future developments, such as changes in law or environmental conditions, could result in increased environmental costs and liabilities that could have a material adverse effect on the Group's financial condition or results of operations.

                            ORGANIZATIONAL STRUCTURE

     Bunzl is a holding company conducting its operations through its subsidiary undertakings (some of which are themselves intermediate holding companies of other subsidiary undertakings). The following are the significant subsidiaries of the Company as of December 31, 2002. Each subsidiary is wholly owned by the Group.



          Significant Subsidiary                    Country of Incorporation
___________________________________________    _________________________________
    Bunzl American Holdings (No.1) Ltd                     England
    Bunzl Distribution USA, Inc                            US
    Bunzl Overseas Holdings Ltd                            England
    Bunzl USA Holdings Corp                                US
    Bunzl USA Inc                                          US
    Earthmedia Ltd                                         England
    Filtrona Richmond Inc                                  US


                                   PROPERTIES

     As of December 31, 2002 the Group operated its various businesses from a total of approximately 260 locations, the majority of which were in North America and Europe with the remainder located in Australasia, Asia and South America. Most of these facilities were leased by the Group, with the balance owned by the Group. The Group believes that all such facilities are suitable and adequate for their use, and generally have sufficient capacity for existing needs and expected near term organic growth.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS


                                OPERATING RESULTS

     The following discussion and analysis is based on the Company's Consolidated Financial Statements, which appear on pages F-1 to F-33 of this Annual Report. The Consolidated Financial Statements have been prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP.

     For an explanation of the principal differences between UK GAAP and US GAAP affecting the Group, see Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-29 of this Annual Report. This also includes a reconciliation of profit, a statement of comprehensive income, earnings per share, a reconciliation of the effect on earnings of adopting SFAS142 'Goodwill and Other Intangible Assets', a reconciliation of equity shareholders' funds and a consolidated cash flow statement.

Critical Accounting Policies

     The results of the Group's operations and its financial condition are dependent upon the utilization of accounting methods, assumptions and estimates that are used as a basis for the preparation of the Consolidated Financial Statements. The Consolidated Financial Statements of Bunzl are prepared in accordance with UK GAAP and the accounting policies employed are set out under the heading "Accounting Policies" on pages F-6 and F-7. The Company has identified the following critical accounting policies and related methods, assumptions and estimates which management believes are essential to understanding the underlying financial reporting risks and the impact that these accounting methods, assumptions and estimates have on the Group's reported financial results. This information should be read in conjunction with the Consolidated Financial Statements and this "Operating and Financial Review and Prospects".

   Goodwill

     Bunzl has significant investments in goodwill as a result of acquisitions of businesses. Goodwill arising on acquisitions made after December 31, 1997 is capitalized and is amortized through the profit and loss account over its estimated useful life, a period of up to 20 years, on a straight line basis. Changes in these lives would result in different effects on the profit and loss account. Goodwill is reviewed for impairment when events and circumstances indicate that carrying values may not be recoverable and any impairments are charged to the profit and loss account. Tests for impairment are based on discounted cash flows and assumptions (such as discount rates, timing, growth prospects and competitive environment) which are inherently subjective. Goodwill arising on acquisitions made prior to January 1, 1998 remains eliminated against reserves. In determining the profit and loss on disposal of a business, any goodwill on acquisition, net of goodwill eliminated through the profit and loss account as a result of any impairment in value or by amortization, is transferred to the profit and loss reserve through the profit and loss account.

   Accounting for Acquisitions

     Acquisitions are accounted for at a purchase price based upon the fair value of the consideration paid. Assets and liabilities acquired are measured at fair value and the purchase price is allocated to assets and liabilities based upon these fair values. Determining the fair values of assets and liabilities acquired involves the use of significant estimates and assumptions (such as discount rates, asset lives and recoverability).

   Pensions

     Bunzl accounts for pensions under Statement of Standard Accounting Practice ("SSAP") 24 'Accounting for Pension Costs' and provides additional disclosure in accordance with the transitional requirements of FRS17 'Retirement Benefits'. Under SSAP24 Bunzl charges pension costs to the profit and loss account on a systematic basis over the expected remaining service lives of participating employees. Differences between the amounts charged and the contributions paid are treated as assets or liabilities. The application of SSAP24 requires the exercise of judgment in relation to assumptions for further pay rises in excess of inflation, employee demographics and the future expected returns on assets. Bunzl determines the assumptions to be adopted in discussion with its independent actuaries and believes that these assumptions are in line with UK practice generally, but the application of different assumptions could have a significant effect on the amounts reflected in the profit and loss account and balance sheet.

   Background

     The following discussion and analysis of the Group's results of operations and the Group's medium term prospects should be considered in light of certain significant developments which have occurred in recent years in the Group.

     Bunzl has followed a strategy of focusing its resources on areas where it has, or can develop, real competitive advantage and which have sound organic growth potential. This has resulted in a major change in the Group's structure over the last ten years. The Group now comprises two business areas, Outsourcing Services and Filtrona, both of which are international and continuing to develop through a combination of good organic growth and acquisition.

   Acquisitions

     The Group spent GBP77 million on acquisitions during 2002. In the Outsourcing Services business in late May, Lockhart was acquired from Sodexho. Lockhart is a leading UK supplier of catering equipment to the foodservice industry including hotels, caterers, restaurants, retailers and the licensed trade. In late June the Group acquired Kenco in Seattle. Kenco is a redistribution business which strengthens the position of the Outsourcing Services business in the Pacific North West of the US.

     In the last two months of 2002 Bunzl announced four acquisitions which added to the Outsourcing Services business in different parts of the world. In early November Lesnie's, a distributor of supplies to food processors and retailers based in Sydney, Australia, was acquired. This expands the Group's position in Australasia. In November, the Group agreed to purchase Darenas, a UK national distributor of cleaning and hygiene supplies, and completed shortly thereafter. It is an excellent fit with the existing operations. In the US, Saxton, a redistribution business based in Phoenix with locations also in Kansas City and Denver, was acquired in December, which will strengthen the Group's position both in cleaning and hygiene and in the relevant regions. Finally, in late December the Group purchased Thomas McLaughlin, a leading distributor of catering equipment in both Northern Ireland and the Republic of Ireland. McLaughlin is a logical extension of the Group's existing business in Ireland and complements the acquisition of Lockhart earlier in the year.

     In February 2003, the Group purchased Enterprise, a distributor of plant supplies to food processors in Dallas, Texas; Greeley, Colorado; Atlanta, Georgia and St Joseph, Missouri.

   Disposals

     The Group raised GBP111 million in cash from disposals in 2002. The principal disposal was the sale of the Paper Distribution business area for which Bunzl will receive a further GBP18 million deferred cash consideration which is payable in two tranches of GBP10 million and GBP8 million on July 1, 2003 and July 1, 2004 respectively. The Group also exited the small machine building activity at Jarrow following the disposal of the Filtrona instruments business in 2000. The net profit on disposals in 2002 was GBP2.5m.

   Price Movements

     In 2000 prices of many of the Group's products rose in the US and in Europe contributing to sales growth. In 2001 deflation had an adverse impact on sales growth, particularly in the second half and deflation continued similarly through 2002. Since early 2003, the high prices of natural gas, oil and resins have caused the price of many plastic based products to rise.

 Foreign  Currency  Movements

     In both 2000 and 2001 the US dollar strengthened against the pound, resulting in currency having a net favorable impact through translation. In 2002 the US dollar weakened resulting in currency having an adverse impact through translation. For the preparation and consolidation of financial information, the year end exchange rates used for translating US dollars into pounds sterling for the years 2000, 2001 and 2002 were, respectively, $1.49, $1.46 and $1.61 to GBP1.00 and the average exchange rates used for the years 2000, 2001 and 2002 were, respectively, $1.50, $1.44 and $1.51 to GBP1.00.

Financial Reporting Standards and Accounting Policies


     The transitional rules of FRS17 'Retirement Benefits' have continued to be applied and the full requirements of FRS19 'Deferred Tax' have been adopted in the Consolidated Financial Statements for 2002 which has resulted in the restatement of the Consolidated Financial Statements for 2001 and previous years. There have been no other changes to the accounting policies of the Group from the previous year. See F-33 for further discussion of certain recent Accounting Standards Board ("ASB") and Financial Accounting Standards Board ("FASB") pronouncements.

2002 compared with 2001

   Results

     The Group's sales and operating profit in 2002 exceeded those of 2001, primarily as a result of strong operating performance and underlying organic growth combined with acquisition activity, despite difficult economic conditions around the world, price deflation and unfavorable currency movements, the last of which reduced growth rates by approximately 4 percentage points. Sales of continuing  operations rose by 5% or GBP115.3 million, from GBP2,558.3 million to GBP2,673.6 million, reflecting a good operating performance partly offset by unfavorable exchange rate movements and price deflation, with businesses acquired during the year contributing GBP48.6 million of this increase. Sales of discontinued operations were GBP161.7 million compared to GBP318.2 million in 2001. Total sales including discontinued operations, fell by 1% or GBP41.2 million, from GBP2,876.5 million to GBP2,835.3 million due to the disposal of the Paper Distribution business area in July 2002.

     Following the disposal of Paper Distribution, the Group was reorganized in August into two business areas: Outsourcing Services and an enlarged Filtrona, comprising the old Filtrona and the former Plastics business. Both Outsourcing Services and Filtrona recorded increases in sales despite challenging market conditions. Operating profit of continuing operations before goodwill amortization increased by 4%, or GBP8.5 million, from GBP199.1 million to GBP207.6 million, with businesses acquired during the year contributing GBP4.0 million. Operating profit before goodwill amortization of discontinued operations was GBP7.8 million compared to GBP15.5 million in 2001. Total operating profit before goodwill amortization increased marginally from GBP214.6 million to GBP215.4 million. The only exceptional item in 2002 was a profit on the sale of discontinued operations of GBP2.5 million. There were no exceptional items in 2001. Including a net interest charge of GBP5.8 million, profit before tax increased by 4% from GBP187.7 million to GBP196.0 million. Profit before tax, exceptional items and goodwill amortization increased by 5% from GBP200.5 million to GBP209.6 million. Goodwill amortization was GBP16.1 million in 2002 and GBP12.8 million in 2001.

     The net interest charge decreased to GBP5.8 million from GBP14.1 million, as a result of lower average borrowings due to strong cash generation from operations, disposal proceeds exceeding acquisition spend and lower interest rates. Net interest cover (profit on ordinary activities before interest, divided by net interest payable) was 35 times.

     Continuing operations margin (operating profit from continuing operations before goodwill amortization divided by sales from continuing operations) was constant at 7.8%, while the margin for the Group as a whole (total operating profit divided by total sales) rose from 7.5% to 7.6% due to the disposal of the lower margin Paper Distribution business area.

     Currency had a net unfavorable impact in the year through translation primarily due to the volatility and weakness of the US dollar against sterling. This translation effect is the major way that currency impacts the Group although there was also a small transaction effect on certain parts of the business.

     The tax charge of GBP70.3 million represents an effective rate of 33.6% on the profit on underlying operations (excluding taxation, exceptional items and goodwill amortization) compared to an effective rate of 35.1% in 2001. Including exceptional items and goodwill amortization, the overall rate was 35.9% compared with 37.5% in 2001. The effective rate is higher than the nominal UK tax rate of 30.0% principally because most of the Group's operations are in countries with higher tax rates.

     Profit for the financial year increased by 7% from GBP116.9 million to GBP125.2 million. The weighted average number of shares in issue rose to 461.4 million in 2002 from 458.6 million in 2001 due to the exercise of employee share options. Earnings per share rose by 6% from 25.5p to 27.1p, while adjusted earnings per share, after eliminating exceptional items and goodwill amortization, rose by 6% from 28.3p to 30.0p. An interim dividend of 3.65p per share and a final dividend of 7.55p will represent an increase of 8% for the year, at a total cost of GBP52.3 million, with dividend cover (adjusted earnings per share, divided by dividends paid and proposed in the year per share) at 2.7 times.

     Total assets less current liabilities increased by GBP90.1 million from GBP775.8 million to GBP865.9 million. This was largely accounted for by an increase in goodwill, higher long term debtors, increased cash and short term deposits and lower short term borrowings. Group return on capital employed (operating profit, divided by net operating capital employed excluding goodwill) was 40.7% compared to 37.9% in 2001.

     Obligations due within one year under operating leases decreased from GBP57.2 million at December 31, 2001 to GBP34.3 million at December 31, 2002. 30% of these operating leases expire in more than five years, compared to 41% in 2001. At the year end the Group was committed to, but had not provided for, capital expenditure of GBP1.4 million.

     Despite the slowdown in the world economy, high levels of capital expenditure have continued to be invested in the business. Facilities have been refurbished and upgraded improving both capacity and efficiency. The Group has continued to invest substantially in computer systems, focusing on improving systems and installing them in newly acquired companies. These improvements have enhanced the Group's systems infrastructure and e-commerce capability. Maintaining an up-to-date asset base remains a priority as it enhances the Group's market position and enables it to serve its customers better thereby providing it with a source of real competitive advantage.

     The Group has accounted for pensions under SSAP24 'Accounting for Pension Costs' and has included disclosure in Note 21 of the Notes to the Consolidated Financial Statements beginning on page F-21 of this Annual Report as required by the transitional rules of FRS17 'Retirement Benefits'. SSAP24 accounting has been based on the most recent formal actuarial valuations, which for the main UK and US defined benefit pension schemes were performed at April 2000 and January 2002 respectively, resulting in funding levels of 101% and 86% respectively. Due to continuing unfavorable market conditions, informal reviews were performed at October 2002 which identified lower funding levels. These were, however, still comfortably in excess of relevant minimum funding requirements that would necessitate short term funding action. Nevertheless, in addition to the regular cash contribution of GBP12.1 million paid into the Group's defined benefit pension schemes, the Group made a GBP20.0 million special contribution in December 2002, broadly representing the present value of all contribution holidays previously taken by the Group.

     The FRS17 disclosure in Note 21 of the Notes to the Consolidated Financial Statements beginning on page F-21 of this Annual Report shows a deficit net of deferred tax of GBP43.7 million which has increased from GBP17.5 million in 2001 due to poor equity returns and falling bond yields. The Group has reviewed its pension arrangements including benefits and contribution rates. The defined benefit schemes have now been closed to new members and new employees will in future be invited to participate in defined contribution schemes. The profit and loss impact of contributions to the Group's pension schemes in 2002 was at a similar level to that in 2001 and is expected to remain at around that level in 2003.

   Discussion by Business Area

   Outsourcing Services

     Outsourcing Services is Bunzl's largest and most profitable business area. Good organic growth and acquisitions caused sales to increase by 5% to GBP2,231.2 million from GBP2,129.1 million in 2001, despite unfavorable exchange rate movements which impacted both sales and profits by 3%. The continuing focus on greater efficiencies and control of operating costs also contributed to good performance and operating profit before goodwill amortization rose by 5% to GBP169.3 million from GBP161.9 million in 2001.

     Trading conditions remained challenging as a result of the economic slowdown in North America and Europe, despite which the Group achieved good volume growth. Customers continued to favor outsourced solutions to service their requirements, as these often prove to be cost effective. In this context, the Group's specialist knowledge of the market, efficient operations and competitive pricing made it attractive to both existing and new customers. The Group's focus on greater efficiencies and control of operating costs enabled it to keep operating margin (sales divided by operating profit before goodwill amortization) constant at 7.6%, despite price deflation arising from an imbalance of supply and demand.

     In North America Bunzl believes it is the largest distributor of supermarket supplies such as plastic and paper packaging and bags, labels and cleaning materials. This business has experienced organic growth due to increased outsourcing and the growing demand for packaging for ready to eat meals and fresh and freshly prepared food and drink. The integration of Godin and Eastern Paper, both acquired in 2001, has benefited Bunzl's ability to service national grocery chains in Canada.

     The Group has further developed its food processor supplies business in the US, both organically and through the acquisitions of Koch (in 2000) and Packers (in 2001). The Group is now well placed, in management's opinion, to take advantage of the trend towards supermarkets and food service operators purchasing case-ready meats, produce, bakery and other food types by providing the specialist packaging they require.

     The Group's redistribution business distributes disposable products and janitorial supplies to sub-distributors who sell to smaller outlets as well as these and other specialized products to other customers including non-food retailers, healthcare providers and airlines. It also expanded during the year, enhanced by the acquisition of Kenco, based in Seattle, in June 2002 and Saxton, based in Phoenix, in December 2002.

     The Group now has 65 warehousing and distribution centers in North America serving all 50 states as well as Canada, Mexico and the Caribbean, supplying more than 60,000 different items. The Group uses Electronic Data Interchange
(EDI) to communicate internally and externally with customers, particularly in the grocery trade. This system facilitates order placement, shipping and invoicing, reducing errors and delays. It provides customized order guides and a choice of distribution system. The Group has rolled out its electronic catalog in the US which enables medium sized customers to order over the internet thus expanding electronic ordering processes to a large number of customers, particularly redistributors.

     The Group has an ongoing program to upgrade the facilities of its EDI systems and its electronic customer catalog to reduce operating costs and enhance the scope and quality of the service offered to customers.

     In Europe, management believes the Group's specialist distribution, procurement capabilities and market knowledge are a source of competitive advantage, enabling Bunzl to provide customers with one stop solutions particularly in the UK, Ireland, Germany, Benelux and Scandinavia. This business has increased sales, despite deteriorating economic conditions particularly in mainland Europe, as a result of new contract wins, an expansion of the product range and the integration of new businesses acquired in 2001 and 2002, in particular, Lockhart, a leading supplier of catering equipment in the UK. Management believes that Bunzl's suppliers will continue to consolidate and rationalize their customer distribution operations, providing opportunities for further growth in this area.

     The Group's retail supplies business has implemented full goods not for resale consolidation programs for major UK supermarkets and other non-food retailers. The Group's healthcare supply business, Shermond, performed well and added some new products to its range.

     Bunzl's hotel and catering supplies business, which operates in the UK, the Netherlands, Germany, Ireland and Scandinavia, frequently in conjunction with the Group's vending supplies business, continues to serve many leading catering and hotel groups and important contracts have been won or renewed in the past year. The acquisition in 2002 of both Lockhart and McLaughlin, who are leading suppliers of catering equipment in the UK and Ireland, has added a wide range of items to the Group's product offering.

     The Outsourcing Services business in Australia performed well over the year, and its position was strengthened in November 2002 by the acquisition of Lesnie's, one of the leading distributors of packaging and related consumables and equipment supplies to the food processor industry in Australasia. Lesnie's complements Bunzl's processor supplies businesses in North America and Europe and provides the Group with a base from which to develop customer and supplier relationships in New Zealand.

     Bunzl's cleaning and industrial supplies business performed strongly with a number of important projects commencing during the year. In November, the Group agreed to purchase Darenas, a cleaning and hygiene supplies business with national coverage in the UK, and completed shortly thereafter. The Group is developing its business with the food processor industry building on its acquisitions in the UK, Denmark and Ireland and management believes that

Bunzl is in a good position to win further business from the larger food producers and processors, and cleaning and facilities management groups.

     Bunzl  Vending   Services  has  strengthened  its  position  as  a  leading independent vending operator in the UK with strong organic growth. It has won significant new contracts and serves customers in the retail and catering sectors and facilities management and financial services groups. The business has also strengthened its presence in the North East of the UK to enhance its service to customers there.

   Filtrona

     During the year ended December 31, 2002 the Group was reorganized so that the enlarged Filtrona now comprises the old Filtrona and the former Plastics business. Filtrona now constitutes a small number of international businesses engaged in service-oriented supply and light manufacture for niche markets, including outsourced filters, ink reservoirs and other bonded fiber products, protective caps and plugs, tear tape, security products and extruded plastics. The reorganization is providing certain cost savings as well as intangible benefits arising from bringing together skills in overlapping technologies and markets. Filtrona's sales rose by 3% from GBP429.2 million to GBP442.4 million and operating profit before goodwill amortization increased by 4%, from GBP52.3 million to GBP54.2 million, despite the continuing weakness of the manufacturing environment which primarily affected the Group's North American businesses and the adverse impact of currency translation which reduced sales and profits by 4% and 5% respectively.

     Growth was particularly robust in the filter businesses in the Americas and Europe, driven in part by increasing demand for Western brands with special filters, often including charcoal, in Russia and the Far East, particularly Korea, and growth in South America. The market for low tar and other special filters continues to expand, boosted by consumer fashion, awareness and stricter legislative requirements. While it is the current practice of cigarette manufacturers to outsource the supply of many of these filters, self-manufacture of some simpler carbon filters is becoming more viable as certain types have become standard on more popular brands. Notwithstanding this, cigarette manufacturers are constantly working on more complex innovations to meet the more challenging requirements of the market and management believes Bunzl is well placed to assist them with its range of filter, fiber and plastic technologies, experience and know how.

     The fibers business, based in Richmond, Virginia and in Reinbek, Germany sells reservoirs made using bonded fiber technology for products including pens and printers, medical device components and household items. The successful development of ink reservoirs for a new generation of inkjet printers and the inkjet printer aftermarket has contributed to the growth of the business this year.

     The tear tape business had another good year as demand for both standard self-adhesive tear tape and tear tape with added value features grew strongly. The use of tear tape as a medium for brand promotion and security purposes through the use of multicolored text and images has become increasingly attractive to Bunzl's customers. As Bunzl makes advances in printing and application technology, the Group is able to offer customers increasingly specialized products and services. Bunzl continues to invest in this business to enhance its ability to serve international customers and to support the development of new and more sophisticated tear tape and other security products.

     Although the weakness of many of its industrial and manufacturing markets continued through the second half of 2002, the caps and plugs business continued to show resilience in North America, with the European business moving ahead. This good overall performance overcame the softness of sales to the oil sector, which affected North America in particular. The business continued to grow its distribution operations, adding further product lines and strengthening its network in Europe, particularly in France and Germany.

     Again, despite the continuing weakness in the manufacturing environment, the sales of the European extrusion business continued to progress satisfactorily, particularly to its export markets including the UK. The US business saw growth with its customers in the fence panel, highway control, medical and recreational sectors, particularly where it sells proprietary products. However the difficult conditions in some other markets in the US held the extrusion business back overall. A significant contract for specialized products with a new customer, a leading national manufacturer of building supplies, was won towards the year end. The business in Mexico, where there are some interesting potential projects, also grew.

2001 compared with 2000

   Results

     The Group's sales and operating profit in 2001 exceeded those of 2000, primarily as a result of good operating performance and underlying organic growth combined with acquisition activity. Sales of continuing operations increased by 17%, or GBP375.9 million, from GBP2,182.4 million to GBP2,558.3 million with businesses acquired during the year contributing GBP64.8 million of this increase. Sales of existing businesses rose by 14%, or GBP311.1 million, from GBP2,182.4 million to GBP2,493.5 million, reflecting a good operating performance and net favorable exchange rate movements partly offset by price deflation. Sales of discontinued operations were GBP318.2 million compared to GBP321.2 million in 2000. For the Group as a whole, sales increased by 15%, or GBP372.9 million, from GBP2,503.6 million to GBP2,876.5 million.

     Operating profit of continuing operations before goodwill amortization increased by 17%, or GBP28.6 million, from GBP170.5 million to GBP199.1 million with businesses acquired during the year contributing GBP3.7 million of this increase. Operating profit before goodwill amortization of discontinued operations was GBP15.5 million compared to GBP20.2 million in 2000. For the Group as a whole operating profit before goodwill amortization increased by 13% from GBP190.7 million to GBP214.6 million. There were no exceptional items in the year compared to a net exceptional profit of GBP2.3 million in 2000. Including a GBP1.6 million higher interest charge, profit before tax was GBP187.7 million, 8% higher than the GBP173.4 million in 2000. Profit before tax, excluding the impact of the exceptional items in 2000 and goodwill amortization, increased by 13% from GBP178.2 million to GBP200.5 million. Goodwill amortization was GBP12.8 million in 2001 and GBP7.1 million in 2000.

     The net interest charge increased to GBP14.1 million from GBP12.5 million as a result of higher average borrowings incurred to finance acquisitions, partly offset by lower US interest rates. Net interest cover (profit on ordinary activities before interest, divided by net interest payable) was 14 times.

     Continuing operations margin (operating profit from continuing operations before goodwill amortization, divided by sales from continuing operations), was constant at 7.8% while the margin for the Group fell from 7.6% to 7.5% due to more difficult trading conditions in the Paper Distribution business area.

     Currency had a net favorable impact in the year through translation primarily due to the strengthening of the US dollar against sterling. This translation effect is the major way that currency impacts the Group although there was also a small transaction effect on certain parts of the business.

     The tax charge of GBP70.4 million represented an effective rate of 35.1% on the profit on operations (excluding exceptional items and goodwill amortization) compared to an effective rate of 35.5% in 2000. Including the impact of the exceptional items in 2000 and goodwill amortization, the overall rate was 37.5% compared with 37.3% in 2000. The effective rate was higher than the nominal UK tax rate of 30.0% principally because most of the Group's operations are in countries with higher tax rates.

     Profit for the financial year increased by 8% to GBP116.9 million. The weighted average number of shares in issue rose to 458.6 million from 455.8 million in 2000 due to the exercise of employee share options. Earnings per share increased by 8% from 23.7p to 25.5p. However after adjusting for exceptional items in 2000 and goodwill amortization, earnings per share increased 13% from 25.1p to 28.3p. An interim dividend of 3.4p per share and a final dividend of 6.95p delivered an increase of 10% for the year, at a total cost of GBP48.0 million, with dividend cover (adjusted earnings per share, divided by dividends paid and proposed in the year per share) at 2.7 times.

     Total assets less current liabilities increased by GBP201.2 million from GBP574.6 million to GBP775.8 million. This was largely accounted for by an increase in goodwill, higher cash and short term deposits and lower short term borrowings. Group return on capital employed (operating profit, divided by net operating capital employed excluding goodwill) was 37.9% compared to 38.1% in 2000.

     Obligations due within one year under operating leases increased from GBP44.0 million at December 31, 2000 to GBP57.2 million at December 31, 2001. 41% of these operating leases expire in more than five years, compared to 54% in 2000. At the year end the Group was committed to, but had not provided for, capital expenditure of GBP1.2 million.

     Despite the slowdown in the world economy, investment across the Group once again exceeded depreciation although by a lesser amount than in recent years. Facilities have been refurbished and upgraded improving both capacity and efficiency. The Group has continued to invest substantially in computer systems, focusing on improving existing systems, installing them in newly acquired companies and, in certain areas, for example Paper Distribution, introducing new systems and rolling them out across the relevant business. These improvements have enhanced the Group's systems infrastructure and e-commerce capability. Maintaining an up-to-date asset base remains a priority as it enhances the Group's market position and enables it to service its customers better thereby providing it with a source of real competitive advantage.

   Discussion by Business Area

   Outsourcing Services

     Outsourcing Services is Bunzl's largest and most profitable business area. Good organic growth, favorable exchange rate movements and acquisitions caused sales to increase by 19% to GBP2,129.1 million from GBP1,783.1 million in 2000. Continuing tight control of operating costs also contributed to good performance and operating profit before goodwill amortization rose by 23% to GBP161.9 million from GBP131.1 million in 2000.

     2001 was a year in which the Group suffered the tragic loss of a number of customers in Manhattan on September 11. The Group also experienced increasingly difficult economic conditions in North America, despite which it achieved good volume growth. Customers continued to favor outsourced solutions to service their requirements, as these often prove to be the cost effective route. In this context, the Group's specialist knowledge of the market, efficient operations and competitive pricing made it attractive to both existing and new customers.

     In North America Bunzl believes it is the largest distributor of supermarket supplies such as plastic and paper packaging and bags, labels and cleaning materials. This business has experienced organic growth due to increased outsourcing and the growing need for specialized packaging for fresh and freshly prepared foods. As supermarkets expand their ranges of ready to heat and ready to eat meals, the Group has seen demand for specialized packaging for these products increase. This type of packaging needs to be attractive as well as microwave, freezer and/or oven proof.

     The Group expanded its North American business in June through the acquisition of Godin, a distributor based in Quebec. This purchase extended the Group's geographic coverage of Canada, enabling it to service national customers. These include Canada's second largest grocery company, with more than 1,300 stores across the country, which awarded Bunzl a sole supply contract in the summer.

     In October the Group acquired Eastern Paper, a distributor based in the Maritimes area of Canada. This business supplies supermarkets, redistributors and food processors, and is a leading distributor in the Atlantic Canada market. With this acquisition, the Group's geographic coverage of Canada is complete.

     The Group has been growing its food processor supplies business in the US, both organically and through strategic acquisitions and Bunzl is now a significant participant in this field. With case-ready meats, produce, bakery and other food types gaining acceptance in the market, the Group is planning to win an increasing share of business from food processors. Koch, acquired in December 2000, is a supplier to the processor industry and has been successfully integrated into the business.

     In October the Group announced the important acquisition of Packers, a food processor supplies business based in Omaha, Nebraska. Packers is a long established supplier to the beef and pork processing industries, with customers principally in the US, but with additional small branches in Canada and the UK. This purchase complements Koch well. The Group now has a strong base in the food processing segment from which to continue to grow.

     The Group's redistribution business, which distributes supplies to a large number of sub-distributors who sell to outlets often with a particular geographic or end user focus, also expanded during the year. Schrier, which the Group bought in December 2000, integrated well into Bunzl and the Group also expanded into Puerto Rico. This gave the Group a new base from which to service the Group's expanding grocery, food processing and redistribution businesses in the Caribbean.

     The Group had 67 warehousing and distribution centers in North America serving all 50 states as well as Canada, Mexico and the Caribbean, supplying more than 50,000 different items. The Group uses Electronic Data Interchange to communicate internally and externally with customers, particularly in the grocery trade. This system facilitates order placement, shipping and invoicing, reducing errors and delays. It provides customized order guides and a choice of distribution system.

     The Group completed the national roll out of its electronic catalog in the US which enables medium sized customers to order over the internet thus expanding electronic ordering processes to a large number of customers, particularly redistributors.

     In Europe, management believes the Group's outsourcing business is one of the fastest growing specialist distribution groups. A source of Bunzl's competitive strength is the Group's ability to provide a 'one-stop shop' for customers in a number of market sectors, often across Europe.

     In the Group's retail supplies business, the Group expanded its customer base by purchasing the warehouse and distribution activities of BPI's carrier bag business in July. This business mainly supplies UK supermarkets and other high street retailers and has enabled the Group to build on its international sourcing capabilities. The Group also won a long term contract to supply outsourced services for all goods not for resale with a leading UK supermarket group. The Group's healthcare supply business, Shermond, had another excellent year increasing both sales and profits.

     In mainland Europe Bunzl acquired the DKI Group from the Danish Grocers Federation in October. DKI supplies packaging consumables and equipment to the Danish supermarket and food processing industries. This addition to the Group's Scandinavian operations increased Bunzl's product offering and widened the Group's customer base in this market.

     In the hotel and catering supplies business, the Group's Australian operation had a good year despite challenging market conditions. In the UK, the Netherlands and Germany the Group continued to build on its growing position as the logical partner for customers and suppliers, with some notable contract wins with leading caterers and hotel groups. The Group also started a new catering supplies business in Denmark, building on its growing presence there.

     In the cleaning and industrial supplies business, the integration of Greenham, acquired in 2000, progressed smoothly. In October the Group further strengthened its position through the acquisition of W A Blyth, a distributor of personal protection equipment and cleaning and hygiene supplies which serves customers in Wales and South West England. This acquisition increased the Group's presence in these areas and fits well with its existing business. The Group also expanded its Irish business supplying safety products and personal protection equipment.

     The Group's vending supplies business Provend was rebranded as Bunzl Vending Services, and continued to perform well. The Group won significant new business with a number of attractive customers. In October the Group opened a national call center in Colchester and during the year the Group strengthened its position in Southern England. Management believes the Group is now well established as a leading vending operator in the UK.

   Filtrona

     Sales of Filtrona were up 7% to GBP429.2 million from GBP399.3 million in 2000 and operating profit before goodwill amortization was down 3% to GBP52.3 million from GBP53.7 million in 2000. The environment for manufacturing was difficult in both the UK and the US for most of the year with the US economy as a whole close to recession since March. The terrorist attacks in September further depressed demand across a broad spectrum of US manufacturing industry. Sales were boosted by the inclusion for the first time of Filtrati following the acquisition in May of the outstanding 51% of its shares which Bunzl did not already own. The overall margin reduction reflects the difficult trading conditions and the inclusion of all of the sales and profits of Filtrati as a subsidiary compared to 0% of sales and 49% of profits previously included as an associate. This business, which supplies cigarette filters and ink reservoirs, was renamed Filtrona Italia.

     Demand for the Group's special filters continued to grow. Many larger cigarette manufacturers typically prefer to outsource the supply of special filters and the market for low tar special filters is growing in most key cigarette markets around the world. The Russian market for carbon filters saw particularly significant growth and the Group's European sales were also boosted by the integration of the Italian business. There was continuing growth from Asia, where Western brands with special filters remained in demand.

     Within the Group's fibers business, which supplies reservoirs for pens and printers, medical device components such as the wicks for pregnancy testing kits and household products, Bunzl was working jointly with a customer on a reservoir for their new generation of inkjet printers. The Group was also pursuing a range of new applications for its fibers technology, including manufacture of specialized wicks for laboratory use in DNA testing. The new plant in Richmond, Virginia gave the fibers business an upgraded facility as well as some new technology and some organizational changes in the business were made to give greater accountability by product and market.

     Self-adhesive tear tape grew strongly during the year, particularly Supastrip Impact which can incorporate multicolored text or images and can be produced in various widths. This product line offers customers in competitive retail markets a number of promotional and security opportunities for their products. The added value derived when tape is used in this way makes it an attractive and growing part of the business and the Group invested in an advanced printing press in the UK to support this development. The Group also invested in new production equipment in the US, adding a coater to its finishing capability. Management believes that the Group now has the largest print and coating capacity of any supplier.

     Sales of caps and plugs remained relatively buoyant as the Group moved the business further into distribution. The Group's enhanced distribution network in Europe including a new and successful outlet in Poland allowed it to broaden significantly its product offering. The Group has expanded its catalog by around 1,000 new products and has sent out over 100,000 copies. The Group continued to seek new products to add to its offering both in Europe and the US.

     Despite general manufacturing weakness in Europe, the Group's Dutch extrusion business performed well, particularly selling into the UK. The Group has rebranded the extrusion business in the US as Bunzl Extrusion to help it when selling into major accounts across the country. While overall the US business operated in a difficult environment, some sectors, for example, the fence panel and highway businesses based in Washington State, continued to do well. The Group's new operation in Mexico has, in management's view, also made a successful start. During the year, Bunzl Extrusion won a major new international customer, a world leader in refrigeration and food merchandising for supermarkets and convenience stores.

                         LIQUIDITY AND CAPITAL RESOURCES

     The primary sources of the Group's liquidity have been cash generated from operations and cash received from disposals of businesses. Some of these funds have been used to fund acquisitions, to pay interest, dividends and taxes, and to fund capital expenditure.

Cash flow

     Net cash inflow from operating activities was GBP216.4 million, a GBP19.7 million reduction compared to 2001 principally due to a special pension contribution of GBP20.0 million. Gross capital expenditure of GBP33.4 million was used to refurbish and expand facilities and to upgrade and replace computer systems. Sales of fixed assets generated a cash inflow of GBP2.4 million resulting in a net capital expenditure of GBP31.0 million. An acquisition spend of GBP77.0 million, net disposal proceeds of GBP111.3 million and other related cash outflows of GBP0.7 million resulted in a net cash inflow of GBP33.6 million on acquisitions and disposals.

     Shareholders' funds increased by GBP87.5 million from GBP456.5 million at the end of 2001 to GBP544.0 million at the end of 2002. Gearing (net debt divided by shareholders' funds) fell from 51.4% at the end of 2001 to 19.5% at the end of 2002 due to strong operating cash flow and disposal proceeds exceeding acquisition spend. Management believes that the Group's balance sheet remains strong and has adequate working capital for its needs.

Borrowings

     At December 31, 2002, the Group had gross borrowings of GBP298.2 million, of which GBP139.8 million comprised a US dollar Bond of $225 million. Net of cash and liquid resources of GBP192.2 million, the Group's net debt at December 31, 2002 was GBP106.0 million, a decrease of GBP128.5 million from GBP234.5 million at the end of 2001.

     The Group is funded in part by a mixture of one to seven year multi-currency committed credit facilities from 12 banks totaling GBP313.7 million and the US dollar Bond totaling $225 million. The facilities mature between 2003 and 2007, and the loans under these facilities are drawn for various periods, at interest rates based on US dollar LIBOR. Loans of GBP119.2 million were drawn under these facilities at average rates of approximately 1.6% at the end of 2002. All GBP119.2 million of these loans were classified for accounting purposes as repayable between two and five years. The Group's US dollar Bond issued in 2001 has three tranches of $75m, $100m and $50m bearing interest rates of 6.4%, 6.7% and 7.1% and which will become due on July 2, 2006, July 2, 2008 and July 2, 2011, respectively. The seven and ten year tranches together with $25m of the five year tranche were swapped to floating rates of interest based on three month US dollar LIBOR. Interest rate caps are in place to reduce the Group's floating rate exposure to movements in US dollar LIBOR.

     Loans amounting to GBP1.5 million as of December 31, 2002 were secured by either fixed or floating charges on various assets of the relevant Group borrower. The credit agreements under which the banks provide these facilities contain customary terms and conditions, including various financial and operating covenants (such as maximum gearing and minimum interest cover levels and customary negative pledge and reporting covenants). The US dollar Bond also contains similar financial and operating covenants. The Group believes that it is in compliance with all such covenants and that they do not presently impose undue restrictions on its activities. In addition the Group maintains uncommitted and overdraft facilities to maintain short term flexibility.

     Obligations due within one year under operating leases decreased from GBP57.2 million at December 31, 2001 to GBP34.3 million at December 31, 2002. 30% of these operating leases expire in more than five years, compared to 41% at December 31, 2001. At the year end the Group was committed to, but had not provided for, capital expenditure of GBP1.4 million. It is anticipated that these commitments will be fulfilled out of operating cash flow.

     Other than as described above, the Group does not have any material commitments of a long term basis for either capital expenditures or payments on debt obligations.

Pensions

     The Group has accounted for pensions under SSAP24 'Accounting for Pension Costs' and has included disclosure in Note 21 of the Notes to the Consolidated Financial Statements beginning on page F-21 of this Annual Report as required by the transitional rules of FRS17 'Retirement Benefits'. SSAP24 accounting has been based on the most recent formal actuarial valuations, which for the main UK and US defined benefit pension schemes were performed at April 2000 and January 2002 respectively, resulting in funding levels of 101% and 86% respectively. Due to continuing unfavorable market conditions, informal reviews were performed at October 2002 which identified lower funding levels. These were, however, still comfortably in excess of relevant minimum funding requirements that would necessitate short term funding action. Nevertheless, in addition to the regular cash contribution of GBP12.1 million paid into the Group's defined benefit pension schemes, the Group made a GBP20.0 million special contribution in December 2002, broadly representing the present value of all contribution holidays previously taken by the Group.

     The FRS17 disclosure in Note 21 of the Notes to the Consolidated Financial Statements beginning on page F-21 of this Annual Report shows a deficit net of deferred tax of GBP43.7 million which has increased from GBP17.5 million in 2001 due to poor equity returns and falling bond yields. The Group has reviewed its pension arrangements including benefits and contribution rates. The defined benefit schemes have now been closed to new members and new employees will in future be invited to participate in defined contribution schemes. The profit and loss impact of contributions to the Group's pension schemes in 2002 was at a similar level to that in 2001 and is expected to remain at around that level in 2003.

Contractual obligations

     The following table summarizes Bunzl's principal contractual obligations at December 31, 2002.

                                                                                   Payments due by period
                                                                                   ______________________

                                                                                 Less than                 After
                                                                       Total      1 year    1-5 years    5 years
                                                                        GBPm       GBPm       GBPm          GBPm

                                                                     _____________________________________________
Long-term debt ...................................................     298.2      36.4        168.4       93.4
Finance lease obligations ........................................     0.3        0.2         0.1         -
Operating leases .................................................     185.5      34.3        70.8        80.4
Capital expenditure ..............................................     1.4        1.4         -           -

     Further  information  relating to the Group's  long term debt is set out in
Item 5. "Operating and Financial Review and Prospects -- Liquidity and Capital Resources - Borrowings" on page 29 of this Annual Report. Operating leases principally relate to land and buildings. The Group's future operating cash flow is expected to be sufficient to meet these contractual obligations.

Treasury policies and controls

     Bunzl has a centralized treasury department to control external borrowings and manage interest rate and foreign currency risks. Treasury policies are approved by the Board of Directors and cover the nature of the exposure to be hedged, the types of financial instruments that may be employed and the criteria for investing and borrowing cash. The Group uses derivatives only to manage its foreign currency and interest rate risks arising from underlying business activities. No transactions of a speculative nature are undertaken. The department is subject to periodic independent reviews by the internal audit department. Underlying policy assumptions and activities are reviewed by the executive directors. Controls over exposure changes and transaction authenticity are in place and dealings are restricted to those banks with the relevant combination of geographic presence and suitable credit rating. The Group continually monitors the credit ratings of its counterparties and credit exposure to each counterparty.

Interest rate risk

     The Group's strategy is to ensure with a reasonable amount of certainty that the overall Group interest charge is protected against material adverse movements in interest rates. Interest rate caps are in place to reduce the Group's floating rate exposure to movements in US dollar LIBOR.

Foreign currency risk

     The majority of the Group's net assets are in currencies other than sterling. The Group's policy is to limit the translation exposure and resulting impact on shareholders' funds by borrowing in those currencies in which the Group has significant non-sterling net assets and by using forward foreign exchange contracts. As the majority of non-sterling net assets are in US dollars, borrowings are primarily in US dollars. The Group does not hedge the translation effect of foreign currency movements on the profit and loss account.

     The majority of the Group's transactions are carried out in the functional currency of the Group's operations and so transaction exposures are limited. However where they do occur the Group's policy is to hedge exposures as soon as they are committed using forward foreign exchange contracts.


                            RESEARCH AND DEVELOPMENT

     It is the Group's policy to commit sufficient funds to enable it to keep abreast of all relevant product, process, market and system developments in the fields in which it operates.

     In 2000, 2001 and 2002 the Group spent GBP3.8 million, GBP3.7 million, and GBP4.7 million, respectively, on its research and development activities.

                                TREND INFORMATION

     The combination of good volume growth, strong positions in the markets in which the Group operates and a continuing pipeline of potential acquisitions within the Group's areas of focus means that management currently believes that the underlying prospects of the Group are good and that, at constant exchange rates, the Group will continue to develop the business satisfactorily.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES


                         DIRECTORS AND SENIOR MANAGEMENT

     The business of the Company is managed by the Board of directors, comprising executive and non-executive directors. The directors and executive officers of the Company as of February 24, 2003 are as follows:


     Name                                  Position                                     Age
___________________________________________________________________________________________
A.J. Habgood                    Chairman                                                 56
A.P. Dyer                       Deputy Chairman - Non-executive Director                 70
D.M. Williams                   Finance Director                                         57
P.G. Lorenzini                  Managing Director, Outsourcing Services                  63
L.C. McQuade                    Non-executive Director                                   75
S.G. Williams                   Non-executive Director                                   55
P. Heiden                       Non-executive Director                                   46
J.F. Harris                     Non-executive Director                                   54
C.A. Banks                      Non-executive Director                                   62


     A.J. Habgood was appointed as Chairman in 1996, having joined the Company as Chief Executive in 1991. He was formerly a director of The Boston Consulting Group and Chief Executive of Tootal Group PLC. He is a non-executive director of Schroder Ventures International Investment Trust plc.

     A.P. Dyer has been Deputy Chairman since 1996 having been Chairman from 1993. He joined The BOC Group plc in 1989 and subsequently became Chief Executive and Deputy Chairman until his retirement in 1996.

     D.M. Williams is Finance Director having joined the Group in 1991 in that role. He was previously with Tootal Group PLC where he held a number of financial and operating roles including Group Finance Director. He is a non-executive director of George Wimpey PLC where he chairs the Audit Committee.

     P.G. Lorenzini is Managing Director, Outsourcing Services having joined Bunzl in 1983 with the acquisition of PCI Mac-Pak. He was appointed President of Bunzl Distribution USA in 1986 and joined the Board in 1999 with continuing responsibility for the Group's largest and most successful business.

     L.C. McQuade was appointed as a non-executive director in 1991 and is retiring in May 2003. He was formerly Vice Chairman of Prudential Mutual Fund Management Inc. He is a non-executive director of Oxford Analytica Inc, Quixote Corporation, Solar Lighting Inc., Laredo National Bancorp and a founding partner of River Capital International LLC.

     S.G. Williams was appointed as a non-executive director in 1994. After training as a lawyer and a period with Slaughter and May, he joined the legal department at Imperial Chemical Industries plc. In 1986 he joined Unilever as Joint Secretary and was appointed General Counsel in 1993.

     P. Heiden has been a non-executive director since 1998. Previously with Hanson plc, he joined Rolls-Royce plc in 1992, becoming a director responsible for their Industrial Businesses in 1997 and Finance Director in 1999. In January 2003 he was appointed Chief Executive of FKI plc.

     J.F. Harris was appointed a non-executive director in 2000 and is senior independent director and Chairman of the Audit Committee. Appointed Finance Director of Unichem Plc in 1986 and Chief Executive in 1992, he became Chief Executive of the enlarged Alliance Unichem Plc in 1997 and Chairman in 2001. He is a non-executive director of Anzag AG.

     C.A. Banks was appointed a non-executive director in June 2002 and is Chairman of the Remuneration Committee. Previously Chief Executive of Ferguson Enterprises, the largest North American subsidiary of Wolseley plc, he joined the Board of Wolseley in 1992 and was appointed Group Chief Executive in 2001.

                                  COMPENSATION

     Reference is made to pages A-1 to A-7 of this Annual Report, which contain Annex A thereto, the Directors' Remuneration Report.

                                 BOARD PRACTICES

The Board

     The Board has established the following committees.

The Remuneration Committee

     The membership of the Remuneration Committee comprises all of the non-executive directors with the exception of L.C. McQuade. The Chairman of the Committee is C.A. Banks. The terms of reference of the Committee, as approved by the Board, embody the purpose of the Committee as ensuring that the Company's executive directors and senior executives are fairly rewarded for their individual contributions to the Group's overall performance having due regard to the interests of the shareholders and to the financial and commercial health of the Group. Members of the Committee do not have any personal financial interest (other than as shareholders) in matters decided by the Committee, nor do they have any potential conflict of interest arising from cross-directorships or day to day involvement in running the Group's business. The Committee meets at least three times a year and at other times as may be required. While the Chairman of the Company, A.J. Habgood, is not a member of the Committee, he normally attends meetings except when the Committee is considering matters concerning himself. The primary purpose of the remuneration policy is to help ensure the recruitment, retention and motivation of the executive directors by providing fair reward for the responsibilities they undertake and the performance they achieve on behalf of shareholders. The Committee also oversees the administration of the Company's share incentive schemes for employees. The Board itself determines the remuneration of the non-executive directors.

  The Audit Committee

     The membership of the Audit Committee comprises all of the non-executive directors, with the exception of L.C. McQuade, and is chaired by J.F. Harris. The Committee considers reports from the Group's internal and external auditors. The reports from the internal audit function cover specific matters arising during the year in addition to matters which are the subject of regular review. The Committee also regularly reviews the resourcing of the internal audit function and its program of investigations. The Committee reviews the half year and annual financial statements before formal submission to the Board for approval. The Committee is also responsible for reviewing the appointment of the external auditors and the broad scope of the annual audit. The Committee meets at least twice a year and at such other times as may be required. While the Finance Director, D.M. Williams, is not a member of the Committee, he normally attends meetings although the Committee has the authority to discuss matters with the external auditors without executive Board members present.

  The Nominations Committee

     The Nominations Committee meets as and when required and recommends candidates for both executive and non-executive positions on the Board for the consideration of the Board as a whole. A.P. Dyer, A.J. Habgood and S.G. Williams are members of the Committee which is chaired by A.P. Dyer.

Directors' Service Contracts

     A.J. Habgood and D.M. Williams each have service contracts which provide for one year's notice from the Company and six months' notice from themselves. There are no provisions for predetermined compensation in excess of one year's remuneration and benefits in kind. P.G. Lorenzini has a fixed term service contract which runs to December 31, 2003. The non-executive directors are paid an annual fee for their services plus a daily fee for attending meetings of the Board and Board Committees. In addition, where relevant, they are paid a fee for chairing the Remuneration and Audit Committees. The non-executive directors do not have service contracts, are not eligible for pension scheme benefits and do not participate in any of the Group's bonus or share incentive plans. For details of directors' compensation, see Annex A to this Annual Report, the Directors' Remuneration Report, on pages A-1 to A-7.

                                    EMPLOYEES

     As of December 31, 2002, the Group had 11,849 employees (2001: 12,549, 2000: 11,938), of whom 4,545 were located in North America and 4,619 in the UK. An insignificant number of the Group's employees are represented by trade unions. The Group has not experienced any significant strikes or work stoppages in recent years and considers its employee relations to be good.

     The employment policies of the Group have been developed to meet the needs of its different business areas and the locations in which they operate worldwide, embodying the principles of equal opportunity. The Group has a statement of business standards with which it expects its employees to comply. Bunzl encourages involvement of employees in the performance of the business in which they are employed and aims to achieve a sense of shared commitment.

                                 SHARE OWNERSHIP

     The following table sets forth, as of December 31, 2002, the total amount of ordinary shares owned by the directors, and the percentage of the ordinary shares of the Company represented by such ordinary shares outstanding as of such date.

                                                                                                      Percentage of
         Title of class                    Identity of person or group            Amount owned                class
________________________________ __________________________________________ ______________________ ________________

         Ordinary shares                          A.J. Habgood                       218,730                  0.05%
         Ordinary shares                          A.P Dyer                            47,774                  0.01%
         Ordinary shares                          L.C. McQuade                        29,195                  0.01%
         Ordinary shares                          D.M. Williams                      100,542                  0.02%
         Ordinary shares                          S.G. Williams                        5,707                  0.00%
         Ordinary shares                          P. Heiden                                -                  0.00%
         Ordinary shares                          P.G. Lorenzini                     893,858*                 0.19%
         Ordinary shares                          J.F. Harris                          3,103                  0.00%
         Ordinary shares                          C.A. Banks                           5,000                  0.00%
                                                                             _____________________ ________________
                                                                                   1,303,909                  0.28%

------------------

* Includes 13,973 ordinary shares in the form of 2,794.6 ADRs acquired pursuant to the US Stock Purchase Plan (see page 35 of this Annual Report).

Share Option Schemes and Plans

     The Company operates the following share plans for the benefit of its employees relating to the purchase of securities from the Company or its subsidiaries.

The Bunzl plc Sharesave Scheme (1991) (the "Sharesave Scheme")

     The Sharesave Scheme, approved by shareholders at the 1991 Annual General Meeting, is approved by the UK Inland Revenue and was open to all UK employees, including the UK based executive directors, who had completed at least one year of continuous service. No further options will be granted under the Sharesave Scheme which expired in May 2001. It is linked to a contract for monthly savings of up to GBP250 per month over a period of either three or five years. Under the Sharesave Scheme options were granted to participating employees at a discount of up to 20% to the market price prevailing on the day immediately preceding the date of invitation to apply for the option. Options are normally exercisable either three or five years after they have been granted.

     As of February 28, 2003, under the Sharesave Scheme there were options outstanding to purchase 1,806,689 ordinary shares, at exercise prices ranging from 167 pence to 365 pence, exercisable at various dates until April 30, 2006.

The Bunzl plc Sharesave Scheme (2001) (the "2001 Sharesave Scheme")

     The 2001 Sharesave Scheme was approved by shareholders at the 2001 Annual General Meeting and has replaced the Sharesave Scheme. The 2001 Sharesave Scheme is also approved by the UK Inland Revenue. It operates on a similar basis to the Sharesave Scheme as summarized above. As at February 28, 2003 under the 2001 Sharesave Scheme there were options outstanding to purchase 1,159,932 ordinary shares, at exercise prices ranging from 356 pence to 389 pence, exercisable at various dates from November 1, 2004 until October 31, 2007.

The Bunzl plc International Sharesave Plan (the "International Sharesave Plan")

     The International Sharesave Plan was introduced following the approval of the 2001 Sharesave Scheme by shareholders. It operates on a similar basis to the 2001 Sharesave Scheme save that it is linked to a contract for monthly savings of up to EUR400 per month over a period of three years and options are granted to participating employees at a discount of up to 20% to the market price prevailing five days before the date of invitation to apply for the option. As at February 28, 2003, there were 111,896 options outstanding at an exercise price of 389 pence under the International Sharesave Plan to employees in the Netherlands and Germany, which are normally exercisable on May 1, 2005.

The Executive Share Option Scheme (No.2) (the "No.2 Scheme")

     The No.2 Scheme, approved by shareholders at an Extraordinary General Meeting in 1984, is approved by the UK Inland Revenue. No further options will be granted under the No.2 Scheme, which expired in 1994. The options granted under the No.2 Scheme are normally capable of being exercised on or after the third anniversary of the date of grant of the relevant option. As permitted by the amendments to the rules of the No.2 Scheme approved by shareholders at the 1992 Annual General Meeting, some of the options are also capable of being exercised at a price of 85% of the full exercise price stated on or after the fifth anniversary of the date of grant of the relevant option provided that, during any five consecutive financial years since the option was granted, the increase in the adjusted earnings per share of the Company is equal to or greater than the increase in the Retail Prices Index over that period, plus 10%.

     As of February 28, 2003, under the No.2 Scheme there were options outstanding to purchase 291,248 ordinary shares, at exercise prices ranging from 126 pence to 169 pence, exercisable until September 5, 2004.

The 1994 Executive Share Option Scheme (the "1994 Scheme")

     The 1994 Scheme replaced the No.2 Scheme and was approved by shareholders at the 1994 Annual General Meeting. The 1994 Scheme is consistent with principles expressed at that time in guidelines by bodies representing institutional investors. In particular a Company performance condition, determined by the Remuneration Committee, has to be satisfied before options may normally be exercised. Options granted to date under the 1994 Scheme may normally only be exercised if, during any three consecutive financial years since the option was granted, the increase in the adjusted earnings per share of the Company is equal to or greater than the increase in the Retail Prices Index over that period, plus 6%. This condition has been satisfied in respect of options granted prior to 2001 under the 1994 Scheme.

     On August 31, 1999 Bunzl filed a Registration Statement with the US Securities and Exchange Commission on Form S-8 to register 14 million ordinary shares of 25 pence each, for issuance pursuant to the 1994 Scheme and such indeterminate number of additional shares which may be offered and issued to prevent dilution resulting from stock splits, stock dividends or similar transactions pursuant to the 1994 Scheme.

     As of February 28, 2003 under the 1994 Scheme there were options outstanding to purchase 14,640,251 ordinary shares, including market purchased shares as well as new shares to be allotted, at exercise prices ranging from 212 pence to 482 pence, exercisable until February 24, 2013.

     For details of options held by the executive directors and officers of the Company, see Annex A to this Annual Report, the Directors' Remuneration Report, on pages A-1 to A-7.

The US Employee Stock Purchase Plan (2000) (the "US Stock Purchase Plan")

     Effective January 1, 2000 the Company adopted the US Stock Purchase Plan for eligible employees of its US subsidiaries under which participating employees make contributions through payroll deductions to their respective employee option accounts ("Option Accounts"). At the end of every calendar month, a custodian appointed by the Remuneration Committee withdraws funds contributed to the participant's Option Account to purchase ADRs in the open market on the participant's behalf. Under the US Stock Purchase Plan, participants receive a 15% discount on the fair market value of the ADRs on the purchase date. The discount participants receive may be increased at the discretion of the Remuneration Committee, but in no event shall exceed the greater of 15% of the fair market value of the ADRs on the purchase date and 15% of the fair market value of the ADRs on the first business day of the relevant calendar month. Under the US Stock Purchase Plan, participants are limited to stock purchases which (taken together with all other stock options held by the participant under any other stock purchase plan of the Company) in the aggregate do not exceed $25,000 worth of ADRs for each calendar year. The US Stock Purchase Plan is intended to satisfy the requirements of Section 423 of the Internal Revenue Code of 1986, as amended. As of February 28, 2003, 118,122 ADRs had been purchased under the US Stock Purchase Plan.

On December 27, 1999 Bunzl plc filed a Registration Statement on Form S-8 registering 3.5 million ADRs in connection with the Qualified US Stock Purchase Plan and a non-qualified US stock purchase plan for eligible employees of Bunzl Northeast, L.P., which the Company adopted effective January 1, 2000 and ended effective December 31, 2001. Prior to its termination, 3,114 of ADRs were purchased at a discount of 20% to fair market value on the applicable purchase dates under the non-qualified US stock purchase plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


                               MAJOR SHAREHOLDERS

     As far as the Company is aware, it is neither directly or indirectly owned nor controlled by any corporation or by any foreign government.

     The Company has been informed that as of December 31, 2002 Deutsche Bank AG had a beneficial interest of 50,559,854 ordinary shares, representing 10.8% of the outstanding ordinary shares. Beneficial ownership is determined in accordance with the rules of the US Securities and Exchange Commission and includes voting or investment power with respect to the securities. This percentage has changed from 11.2% as of December 31, 2001 and 14.3% as of December 31, 2000.

     Under the Companies Act 1985, holders of voting securities of a listed UK company must notify the Company of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 3% (beneficial) and 10% (non-beneficial) and every one percent movement in the number of shares held which have voting rights. The following table sets forth, as of February 28, 2003 the number of ordinary shares held by holders of more than 3% and their percentage ownership which have been notified to the Company in accordance with the provisions noted above.


                                                                        %
                                                                    ________
Deutsche Bank AG...........................................          10.99
Scottish Widows Investment Partnership Ltd.................           3.99
Prudential plc.............................................           3.36
Legal & General Investment Management Ltd..................           3.11
Barclays PLC...............................................           3.05

     None of the Company's major shareholders have different voting rights.

     As of February 28, 2003, 466,912 ordinary shares were held by 23 shareholders with registered addresses in the US. These figures do not include either the number of ordinary shares held by shareholders with registered addresses outside the US in which US residents have an interest or the number of any such US residents. As of the same date, 1,272,375 ordinary shares were being traded in the form of ADSs by 5 holders of record of ADSs.

     The Company does not know of any arrangements which might result in a change of its control.

                           RELATED PARTY TRANSACTIONS

     There are no material transactions between the Company and any related party. There are no loans outstanding from the Company to any related party.

ITEM 8.   FINANCIAL INFORMATION


             CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     The Consolidated Financial Statements are set forth under Item 17. "Financial Statements".

Legal Proceedings

     The Company and its subsidiaries are defendants in a number of legal proceedings incidental to their operations. While any litigation has an element of uncertainty, the Company does not expect that the outcome of such proceedings, either individually or in the aggregate, will have a material adverse effect upon the Group's financial condition or results of operations.


                               SIGNIFICANT CHANGES

     No significant changes have occurred since the date of the Consolidated Financial Statements included herein.

ITEM 9.   LISTING DETAILS


                            MARKET PRICE INFORMATION

     The Company's share capital consists of one class of ordinary shares. The trading market for the ordinary shares is the London Stock Exchange Limited (the "London Stock Exchange") in London, England. The ADSs, each representing five ordinary shares of the Company, have been listed on the New York Stock Exchange, Inc. (the "NYSE") since October 29, 1998. The Bank of New York is the Company's depositary (the "Depositary") issuing ADRs evidencing the ADSs.

     The following table sets forth, for the periods indicated, the highest and lowest middle market quotations for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange and high and low closing prices of the ADSs on the NYSE.


                                                                  London Stock Exchange              NYSE
                                                                 __________________________ ______________________
                                                                    High          Low          High          Low
                                                                 __________________________ ______________________
                                                                   (pence per ordinary
                                                                         share)                  (US$ per ADR)
Annual High and Low Market Prices
   1998....................................................          343           199         23.50         19.75
   1999....................................................          361           219         28.50         18.50
   2000....................................................          438           278         31.00         22.13
   2001....................................................          488           408         35.35         29.90
   2002....................................................          547           368         39.80         29.35
Quarterly High and Low Market Prices
   2001
   First quarter...........................................          484           415         35.35         31.00
   Second quarter..........................................          486           408         34.00         29.90
   Third quarter...........................................          488           423         34.00         31.00
   Fourth quarter..........................................          473           410         33.00         30.25



                                                                 London Stock Exchange              NYSE
                                                                 __________________________ ______________________
                                                                    High          Low          High          Low
                                                                 __________________________ ______________________
                                                                   (pence per ordinary
                                                                         share)                  (US$ per ADR)

   2002
   First quarter...........................................          530           405         37.15         29.35
   Second quarter..........................................          547           474         39.80         35.85
   Third quarter...........................................          520           405         39.25         32.33
   Fourth quarter..........................................          479           368         37.65         30.69
Monthly High and Low Market Prices
   2002
   September...............................................          461           405         36.42         32.33
   October.................................................          472           420         37.35         33.50
   November................................................          479           426         37.65         33.90
   December................................................          434           368         34.80         30.69
   2003
   January.................................................          399           345         33.14         29.04
   February................................................          385           351         30.77         28.98


     Fluctuations between the pound sterling and the US dollar will affect the dollar equivalent of the price of the ordinary shares on the London Stock Exchange and the price of the ADSs on the NYSE. On February 28, 2003 the Noon Buying Rate was $1.57 to GBP1.00.

     For detail of deposit and transfer arrangements for the shares and ADSs see
Item 10. "Additional Information - Material Contracts".

ITEM 10.   ADDITIONAL INFORMATION


                     MEMORANDUM AND ARTICLES OF ASSOCIATION

     A summary of certain provisions of the Company's Memorandum and Articles of Association is incorporated by reference to Item 10. "Additional Information - Memorandum and Articles of Association" in the Company's Form 20-F previously filed on June 27, 2002. The summary does not purport to be complete and is qualified in its entirety by reference to the Company's Memorandum and Articles of Association, copies of which have been incorporated by reference as Exhibit 1 hereto.


                               MATERIAL CONTRACTS

     See Item 12.  "Description of Securities other than Equity Securities".


                                EXCHANGE CONTROLS

     There are currently no UK foreign exchange control restrictions on remittances of dividends on the ordinary shares or the ADSs or on the conduct of the Group's operations. There are no limitations under English law or the Memorandum and Articles prohibiting persons who are neither residents nor nationals of the UK from freely holding, voting and transferring shares in the same manner as UK residents or nationals.

                                    TAXATION

     The following discussion is a summary of material UK tax and US federal income tax consequences of the acquisition, ownership and disposition of ordinary shares or ADSs by a US Holder (as defined below). This summary is not a complete analysis or description of all the possible tax consequences of such purchase, ownership or disposal. It deals only with ordinary shares or ADSs held as capital assets by US Holders and does not address the tax consequences applicable to all categories of US Holders, some of which may be subject to special rules, such as:

*         certain financial institutions;

*         insurance companies;

*         dealers in securities or foreign currencies;

* US Holders holding ordinary shares or ADSs as part of a hedge, straddle or conversion transaction;

*         US Holders whose functional currency is not the US dollar;

*         US Holders liable for the alternative minimum tax;

* partnerships or other entities classified as partnerships for US federal income tax purposes;

*         tax exempt organizations; or

* a US holder that owns or one deemed to own 10% or more of any class of stock of the Company.

     This summary is based in part on representations of the Depositary and assumes that each obligation in the Deposit Agreement, or any related document, will be performed in accordance with its terms. The US Treasury has expressed concern that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of ADSs. Accordingly, the analysis of the creditability of UK taxes described below could be affected by future actions that may be taken by the US Treasury.

     This summary is intended as a general guide only and is based on UK legislation and Inland Revenue practice and laws and practices of the US currently in force (including the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), judicial decisions and final, temporary and proposed Treasury Regulations), as well as the US-UK double taxation convention relating to income and gains (the "Income Tax Convention") and to estate and gift taxes (the "Estate and Gift Tax Convention"), changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. Holders should note that the US and the UK signed a new version of the Income Tax Convention on July 24, 2001 (the "New Income Tax Convention") which was approved by the UK Parliament on November 20, 2002 and by the US Senate on March 13, 2003. The New Income Tax Convention will not enter into force until the US and UK have exchanged ratification instruments. As of March 18, 2003 such instruments have not been exchanged. When the New Income Tax Convention is effective, the tax treatment of dividends paid to US Holders will change. Holders of ordinary shares or ADRs are advised to consult their own tax advisors with respect to the tax consequences of the purchase, ownership or disposal of their ordinary shares or ADSs, including specifically the consequences under state and local tax laws.

     For US federal income tax purposes and for the purposes of the Income Tax Convention and the Estate and Gift Tax Convention, US Holders of ADSs will generally be treated as the owners of the underlying ordinary shares.

     As used herein, the term "US Holder" means a beneficial owner of ordinary shares or ADSs that is, for US federal income tax purposes:

*         a citizen or resident of the US;

* a corporation created or organized in or under the laws of the US or of any political subdivision thereof; or

* an estate or trust the income of which is subject to US federal income taxation regardless of its source.

     In  general,  US Holders  will be  treated as the holder of the  underlying shares represented by those ADSs for US Federal income tax purposes. Accordingly, no gain or loss will be recognized if US Holders exchange ADSs for the underlying shares represented by those ADSs.

     The US Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for US Holders of ADSs. Accordingly, the analysis of the creditability of UK taxes described below could be affected by future actions that may be taken by the US Treasury.

UK and US Taxation of Distributions

     The Company is not obliged to make any deduction for or on account of UK tax from dividends paid or other distributions made by the Company to shareholders.

     For UK income tax purposes, an individual shareholder resident in the UK for tax purposes who receives a dividend paid by the Company will be treated as having received in respect of the dividend taxable income equal to the sum of the dividend paid to him/her and the tax credit attaching to the dividend. The tax credit will be equal to one ninth of the dividend paid (the "Tax Credit Amount"). The tax credit will be sufficient to satisfy his/her lower or basic rate income tax liability in respect of the dividend but further tax at a higher rate may be payable depending on his/her personal circumstances. There will be no payment of the tax credit or any part of it to an individual whose liability to UK income tax on the dividend and the related tax credit is less than the tax credit. After taking into account the effect of the UK withholding tax, an "Eligible US Holder" (as defined below) is either unable to obtain payment in respect of tax credits or the amount payable is less than 1% of the dividends to which the tax credits relate.

     If and when the New Income Tax Convention is effective, US Holders will no longer be entitled to a payment in respect of any UK tax credit received, nor will such dividends be subject to UK withholding tax.

     For US federal income tax purposes, distributions paid with respect to ordinary shares or ADSs (other than certain distributions of capital stock of the Company or rights to subscribe for shares of capital stock of the Company) will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under US federal income tax principles). Until the New Income Tax Convention is effective, the amount of this dividend will include the Tax Credit Amount associated with the dividend. Such dividends will not be eligible for the "dividends received deduction" generally allowed to corporations under the Code. To the extent that a distribution exceeds the Company's current and accumulated earnings and profits, it will be treated as a non taxable return of capital to the extent of the US Holder's tax basis in the ordinary shares or ADSs, and thereafter as capital gain. The amount of the distribution will equal the US dollar value of the pounds sterling received, calculated by reference to the exchange rate in effect on the date such distribution is received (which for holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or the US Holder in fact converts any pounds sterling received into US dollars at that time. Any gains or losses resulting from the conversion of pounds sterling into US dollars will be treated as ordinary income or loss, as the case may be, of the US Holder and will be US source. Dividends generally will constitute foreign source "passive" or "financial services" income for US foreign tax credit purposes.

     Subject to certain restrictions and limitations, an Eligible US Holder (as defined below) who complies with the applicable filing requirements may elect to claim a foreign tax credit against its US federal income tax liability for any UK withholding tax. If an Eligible US Holder elects to claim such a foreign tax credit, the dividend income will, until the New Income Tax Convention is effective, include the Tax Credit Amount associated with the dividend.

     An "Eligible US Holder" means a US Holder who is a beneficial owner of an ordinary share or an ADS and of the cash dividend paid with respect thereto who is a US resident individual or a corporation resident in the US for the purposes of any UK-US income tax convention. A holder of ordinary shares or ADSs will not be an Eligible US Holder if (i) in the case of a corporation, the holder is also resident in the UK for UK tax purposes, (ii) the holder holds the ordinary shares or ADSs in a manner that is effectively connected with a permanent establishment in the UK, through which such holder carries on business, or with a fixed base in the UK, from which such holder performs independent personal services, (iii) in certain circumstances, the holder is exempt from US federal income tax on dividend income in the US, or (iv) in certain circumstances, the holder holds 10% or more of the ordinary shares of the Company. In addition, a US corporation will not be an Eligible US Holder if (i) it is a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the Company, or (ii) in certain circumstances, it is an investment or holding company, 25% or more of the capital of which is owned, directly or indirectly, by persons who are not individuals resident in, and are not nationals of, the US.

UK Taxation of Capital Gains

     Holders of ADSs or ordinary shares who are US resident individuals or US corporations, and who are not resident or ordinarily resident in the UK for UK tax purposes, will not normally be subject to UK taxation on capital gains realized on the disposal of their ordinary shares or ADSs, unless the ordinary shares or ADSs are, or have been, used, held or acquired for the purposes of a trade, profession or vocation carried on in the UK through a branch or agency, at the time of the disposal.

US Taxation of Capital Gains

     Under US federal  income tax laws,  gain or loss realized by a US Holder on
(i) the sale or exchange of ordinary shares or ADSs or (ii) the Depositary's sale or exchange of ordinary shares received as distributions on the ADSs will be subject to US federal income tax as capital gain or loss in an amount equal to the difference between the US Holder's tax basis in the ordinary shares or ADSs and the amount realized on the disposition. Gain or loss, if any, will be US source. US Holders should consult their tax advisors regarding the US federal tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and losses, the deductibility of which is subject to limitations.

UK Inheritance Tax

     Provided that any gift or estate tax due in the US is paid, the Estate and Gift Tax Convention generally relieves from UK inheritance tax (being a tax charge, broadly, on the value of an individual's estate at his/her death and upon certain transfers of value (e.g. gifts) made by an individual during his/her lifetime (generally within seven years of death)) the transfer of ordinary shares or of ADSs where the shareholder or holder of the ordinary shares or ADSs making the transfer is domiciled, for the purposes of the Estate and Gift Tax Convention, in the US and not a national of the UK, for the purposes of the Estate and Gift Tax Convention. This will not apply if the ordinary shares or ADSs are part of the business property of an individual's permanent establishment of an enterprise in the UK or pertain to the fixed base in the UK of a person providing independent personal services. In the unusual case where ordinary shares or ADSs are subject to both UK inheritance tax and US estate or gift tax, the Estate and Gift Tax Convention generally provides for tax paid in the UK to be credited against tax payable in the US or for tax paid in the US to be credited against tax payable in the UK based on priority rules set forth in the Estate and Gift Tax Convention.

UK Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

     No stamp duty will be payable on an instrument transferring an ADS or on a written agreement to transfer an ADS, provided that the instrument or written agreement of transfer remains at all times outside the UK and that the instrument or written agreement of transfer is not executed in the UK. No SDRT will be payable in respect of an agreement to transfer an ADS (whether made in or outside the UK). Stamp duty or SDRT is, however, generally payable at the rate of 1.5% of the amount or value of the consideration or, in some circumstances, the market value of the ordinary shares, where ordinary shares are issued or transferred to a person whose business is or includes issuing depositary receipts, or to a nominee for such a person.

     A transfer of, or an agreement to transfer, for value the underlying ordinary shares will generally be subject to either stamp duty or SDRT, normally at the rate of 0.5% of the amount or value of the consideration. A transfer of ordinary shares from a nominee to its beneficial owner (including the transfer of underlying ordinary shares from the Depositary or its nominee to an ADS holder) under which no beneficial interest passes is subject to stamp duty at the fixed rate of GBP5 per instrument of transfer.

US Backup Withholding and Information Reporting

     Payments of dividends and sales proceeds may be subject to information reporting requirements of the Code. Under US federal income tax laws, such dividends and sales proceeds may also be subject to backup withholding unless the US Holder (i) is a corporation or comes within certain exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number on a properly completed Form W-9, or a substitute form, and certifies that no loss of exemption from backup withholding has occurred and that such holder is a US person. Any amount withheld under these rules will be creditable against the US Holder's federal income tax liability. A US Holder who does not provide a correct taxpayer identification number may be subject to certain penalties.

                              DOCUMENTS ON DISPLAY

     The documents concerning Bunzl which are referred to herein may be inspected at the US Securities and Exchange Commission. You may read and copy any document filed or furnished by us at the SEC's public reference rooms in Washington D.C., New York and Chicago, Illinois. Please call the SEC at +1-800-SEC-0330 (+1-800-732-0330) for further information on the reference rooms. Documents filed or furnished made by us via EDGAR are available at the SEC's website, http://www.sec.gov.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Bunzl has a centralized treasury department to control external borrowings and manage the interest rate and foreign currency risks. Treasury policies are approved by the Board of Directors and cover the nature of the exposure to be hedged, the types of financial instruments that may be employed and the criteria for investing and borrowing cash. The department is subject to periodic independent reviews by the internal audit department. Underlying policy assumptions and activities are reviewed by the executive directors. The Group's principal market risks which arise from Bunzl's sources of finance and operations relate to interest rate and foreign currency risks. Following assessment of these risks, Bunzl enters into derivative and non-derivative instruments as appropriate to manage these exposures. No transactions of a speculative nature are entered into by the Group.

Interest Rate Risk

     The Group's principal exposure to interest rate risk relates to changes in US dollar and sterling interest rates. The Group's gross borrowings are mainly (89% at December 31, 2002) denominated in US dollars of which the majority (88% at December 31, 2002) are based on a floating US dollar interest rate (LIBOR) with the balance having a fixed interest rate of 6.4%. The Group manages its interest rate risk by reference to its forecast net borrowings. During the year an average of 82% of forecast net debt was protected from adverse movements in interest rates with fixed rate debt and interest rate caps for an average period of 19 months. The Group's current asset investments are mainly (90% at December 31, 2002) fixed term deposits denominated in sterling. The amount and nature of interest rate instruments utilized by the Group is determined by management upon an analysis of the composition of the Group's assets and liabilities and related interest rate characteristics, as well as prevailing market conditions and expectations.

Foreign Currency Risk

     The Group publishes its financial statements in sterling but conducts its business in many foreign currencies. The majority of Bunzl's assets, liabilities, revenues and expenses are denominated in US dollars and other non-sterling currencies. For example, approximately 70% of Bunzl's sales and approximately 80% of operating profit before goodwill amortization for 2002 were denominated in US dollars and other non-sterling currencies. As a result the Group is subject to foreign currency exchange rate risk due to exchange rate movements which will affect the translation of the Group's results and net assets. The Group continually assesses foreign currency risks and monitors the foreign exchange markets. The Group's policy is to limit the translation exposure and resulting impact on shareholders' funds by borrowing in those currencies in which the Group has significant non-sterling net assets and by using foreign exchange forward contracts. The Group does not hedge the translation effect on the profit and loss account. The majority of the Group's transactions are carried out in the functional currency (sterling) of the Group's operations and so transaction exposures are of limited significance. The Group's operating profit is affected by the movement in sterling due to translation exposure. For example, the impact on the Group's operating profit before goodwill amortization of a 1% movement of sterling against the US dollar would be approximately GBP1 million.

     The Group uses derivative financial instruments, such as foreign exchange forward contracts, to manage foreign currency risk arising from its underlying business activities.

Credit Risk

     A number of major international financial institutions are counterparties to the financial instruments entered into by the Group. Credit risk arises from the possibility that these counterparties may default on their obligations. The amount of credit risk associated with derivatives is normally measured by the positive market value, or replacement cost, of any given instrument. Bunzl has no reason to expect non-performance by any of the counterparties to its contracts involving financial instruments. Counterparties are approved by Bunzl according to various criteria, including geographic presence and suitable credit rating.

Quantitative Disclosure of Market Risk

     The analysis below summarizes the sensitivity of the fair value of the Group's financial instruments to selected changes in market rates and prices. Fair values represent the present value of future cash flows based on market rates and prices at the valuation date of December 31, 2002.

   Foreign Currency Risk

     The sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from those as at December 31, 2002 with all other variables held constant. The plus 10% case assumes a strengthening of sterling and the minus (10)% case a weakening of sterling against all other currencies.


                                                                                       Fair value as at December
                                                                                         31, 2002 assuming an
                                                        Fair value as at December 31   exchange rate movement of
                                                        _____________________________ ___________________________
                                                              2002          2001         plus 10%     minus (10)%
                                                        _____________________________ ___________________________
                                                              GBPm          GBPm           GBPm            GBPm

 Foreign exchange forward contracts................          (0.2)           1.2            9.8         (11.4)

   Interest Rate Risk

     The Group's US dollar Bond issued in 2001 has three tranches of $75m, $100m and $50m bearing interest rates of 6.4%, 6.7% and 7.1% and which will become due on July 2, 2006, July 2, 2008 and July 2, 2011 respectively. The seven and ten year tranches together with $25m of the five year tranche were swapped to floating rates of interest based on three month US LIBOR. The impact on the Group's operating profit before goodwill amortization of a 1% movement in interest rates would be approximately GBP1.5 million.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     The ADSs, each representing five ordinary shares of the Company, have been listed on the NYSE since October 29, 1998. ADRs evidencing ADSs are issuable by The Bank of New York, as depositary, pursuant to the Deposit Agreement dated as of October 29, 1998 among the Company, the Depositary and the registered holders and holders from time to time of the ADRs. The Deposit Agreement and the form of ADR are exhibits to this Annual Report, having been incorporated by reference to Exhibit A of the Company's Registration Statement on Form F-6 (File No. 333-9536) filed with the US Securities and Exchange Commission on October 20, 1998. Additional copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary currently located at 101 Barclay Street, New York, NY 10286, and the principal office in London of the agent of the Depositary at 1 Canada Square, London E14 5AL. The Depositary's principal executive office is located at One Wall Street, New York, NY 10286.

                                     PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15.   CONTROLS AND PROCEDURES

   Evaluation of disclosure controls and procedures

     The Chairman and the Finance Director, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-14(c) and 15-d-14(c)) as of a date (the "Evaluation Date") within 90 days of the filing date of this Annual Report, have concluded that as of the Evaluation Date, the Company's disclosure controls and procedures were adequate and designed to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

   Changes in internal controls.

     There were no significant changes in the Company's internal controls or, to the knowledge of the Chairman or Finance Director, in other factors that could significantly affect the Company's internal controls subsequent to the Evaluation Date.

                                    PART III

ITEM 17.   FINANCIAL STATEMENTS

     Reference is made to pages F-1 to F-33 of this Annual Report.


                             Index to Consolidated Financial Statements                                       Page
_____________________________________________________________________________________________________     ___________
Independent Auditors' Report to the Shareholders and Board of Bunzl plc..............................          F-1
Consolidated Profit and Loss Account.................................................................          F-2
Consolidated Balance Sheet...........................................................................          F-3
Consolidated Cash Flow Statement.....................................................................          F-4
Consolidated Statement of Total Recognized Gains and Losses..........................................          F-5
Consolidated Reconciliation of Movements in Shareholders' Funds......................................          F-5
Accounting Policies..................................................................................          F-6
Notes to the Consolidated Financial Statements.......................................................          F-8



ITEM 18.   FINANCIAL STATEMENTS

     Not applicable.

ITEM 19.   EXHIBITS

1. Memorandum and Articles of Association of the Company. (Incorporated by reference to the Company's Form 20-F previously filed on June 21, 2001.)

2.1 Form of Deposit Agreement dated as of October 29, 1998 among the Company, The Bank of New York and the holders from time to time of the American Depositary Receipts issued thereunder. (Incorporated by reference to Exhibit A of the Company's Registration Statement on Form F-6 (File No. 333-9536) filed on October 20, 1998.)

2.2 Form of American Depositary Receipt attached as Exhibit A to the Form of Deposit Agreement. (Incorporated by reference to Exhibit A of the Company's Registration Statement on Form F-6 (File No. 333-9536) filed on October 20, 1998.)

3. Service Agreement as of January 16, 1996 between the Company and A.J. Habgood. (Incorporated by reference to the Company's Form 20-F previously filed on June 21, 2001.)

4. Service Agreement as of January 16, 1996 between the Company and D.M. Williams. (Incorporated by reference to the Company's Form 20-F previously filed on June 21, 2001.)

5. Service Agreement as of February 25, 2002 between Bunzl USA Holdings Corporation and P.G. Lorenzini. (Incorporated by reference to the Company's Form 20-F previously filed on June 27, 2002.)

23. Consent of KPMG Audit Plc to the incorporation by reference of their report dated February 24, 2003 under Item 3 of Part II of the Company's Registration Statement on Form S-8 previously filed on December 27, 1999.

Independent Auditors' Report to the Shareholders and Board of Bunzl plc

   We have audited the accompanying Consolidated Balance Sheet of Bunzl plc and subsidiaries (the "Group") as at December 31, 2002 and 2001 and the related Consolidated Profit and Loss Account, Consolidated Statement of Total Recognized Gains and Losses, Consolidated Reconciliation of Movements in Shareholders' Funds and Consolidated Cash Flow Statement for each of the years in the three year period ended December 31, 2002 presented on pages F-2 to F-33. These Consolidated Financial Statements are the responsibility of the directors of Bunzl plc. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the aforementioned Consolidated Financial Statements present fairly, in all material respects, the financial position of the Group as at December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2002 in conformity with generally accepted accounting principles in the United Kingdom.

   As more fully described in the Accounting Policies "Change of accounting policy" note on page F-6 of the Consolidated Financial Statements, the Group has adopted Financial Reporting Standard 19 'Deferred Tax' in the year ended December 31, 2002. Consequently, the Group's Consolidated Financial Statements as at December 31, 2001 and for each of the years in the two year period ended December 31, 2001 have been restated.


   Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected net income for the three years ended December 31, 2002 and shareholders' equity as at December 31, 2002 and 2001, to the extent summarized in Note 28 to the Consolidated Financial Statements. As discussed in Note 28 to the Consolidated Financial Statements, effective January 1, 2002, the Group fully adopted the provisions of Statement of Financial Accounting Standard 142 'Goodwill and Other Intangible Assets'.



KPMG Audit Plc

Chartered Accountants
Registered Auditor
London                                                         February 24, 2003





Consolidated Profit and Loss Account

                                                                                for the year ended December 31
                                                                                _______________________________

                                                                Notes         2002          2001*          2000*
                                                                _____         ____          ____           ______
                                                                              GBPm           GBPm           GBPm
Sales
Existing businesses....................................                      2,625.0       2,558.3        2,182.4
Acquisitions +.........................................                         48.6
                                                                             _______       _______        _______
Continuing operations..................................                      2,673.6       2,558.3        2,182.4
Discontinued operations................................                        161.7         318.2          321.2
                                                                             _______       _______        _______
Total sales............................................               1      2,835.3       2,876.5        2,503.6
                                                                             _______       _______        _______
Operating profit
Existing businesses....................................                        189.1         186.9          164.0
Acquisitions +.........................................                          2.7
                                                                             _______       _______        _______
Continuing operations..................................                        191.8         186.9          164.0
Discontinued operations................................                          7.5          14.9           19.6
                                                                             _______       _______        _______
Total operating profit.................................             1,2        199.3         201.8          183.6
Profit on sale of discontinued operations..............              26          2.5             -            7.1
Loss on disposal of fixed assets.......................                            -             -           (4.8)
                                                                             _______       _______        _______
Profit on ordinary activities before interest..........                        201.8         201.8          185.9
Net interest payable...................................               3         (5.8)        (14.1)         (12.5)
                                                                             _______       _______        _______
Profit on ordinary activities before taxation..........                        196.0         187.7          173.4
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Profit before taxation, goodwill amortization and                              209.6         200.5          178.2
   exceptional items
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Taxation on profit on ordinary activities..............               4        (70.3)        (70.4)         (64.7)
                                                                              _______      ________         _____
Profit on ordinary activities after taxation...........                        125.7         117.3          108.7
Profit attributable to minorities......................                         (0.5)         (0.4)          (0.6)
                                                                              _______      ________         _____
Profit for the financial year..........................                        125.2         116.9          108.1
Dividends paid and proposed............................               5        (52.3)        (48.0)         (43.0)
                                                                              _______      ________         ______
Retained profit for the financial year.................              18         72.9          68.9           65.1
                                                                              _______      ________         ______

Basic earnings per share...............................               6         27.1p         25.5p          23.7p
                                                                              _______      ________         ______
Adjusted earnings per share............................               6         30.0p         28.3p          25.1p
                                                                              _______      ________         ______
Diluted earnings per share.............................               6         26.9p         25.2p          23.5p
                                                                              _______      ________         ______
Dividends per share....................................               5         11.2p        10.35p           9.4p
                                                                              _______      _________        ______
_______________________


*    Restated on adoption of FRS19 'Deferred Tax'.

+    Acquisitions relate to acquisitions made in 2002.

The Accounting Policies and Notes on pages F-6 to F-33 form part of these Consolidated Financial Statements.


Consolidated Balance Sheet

                                                                                                at December 31
                                                                                                _______________
                                                                               Notes           2002          2001*
                                                                               _____           ____          ____
                                                                                               GBPm           GBPm

Fixed assets
Intangible assets - goodwill..........................................            7            289.5         258.8
Tangible fixed assets.................................................            8            199.6         226.0
Investments...........................................................            9             34.3          29.6
                                                                                               _____         _____
                                                                                               523.4         514.4
                                                                                               _____         _____
Current assets
Stocks................................................................           10            217.5         241.7
Debtors:  amounts receivable within one year..........................           11            357.5         439.0
Debtors:  amounts receivable after more than one year.................           11             46.7          15.0
Investments...........................................................           12            140.7          30.2
Cash at bank and in hand..............................................           24             51.5          49.8
                                                                                               _____         _____
                                                                                               813.9         775.7
Current liabilities
Creditors:  amounts falling due within one year.......................           13           (471.4)       (514.3)
                                                                                               _____         _____

Net current assets....................................................                         342.5         261.4
                                                                                               _____        ______
Total assets less current liabilities.................................                         865.9         775.8
Creditors:  amounts falling due after more than one year..............           14           (265.3)       (255.1)
Provisions for liabilities and charges................................           16            (54.3)        (62.1)
                                                                                               _____         _____
Net assets............................................................                         546.3         458.6
                                                                                               _____         _____

Capital and reserves
Called up share capital...............................................           17            116.8         116.0
Share premium account.................................................           18             77.3          67.3
Revaluation reserve...................................................           18              1.5           1.6
Profit and loss account...............................................           18            348.4         271.6
                                                                                               _____         _____
Shareholders' funds: equity interests.................................                         544.0         456.5
Minority equity interests.............................................                           2.3           2.1
                                                                                               _____         _____
                                                                                               546.3         458.6
                                                                                               _____         _____

_____________________

*    Restated on adoption of FRS19 'Deferred Tax'.


The Accounting Policies and Notes on pages F-6 to F-33 form part of these Consolidated Financial Statements.


Consolidated Cash Flow Statement


                                                                                  for the year ended December 31
                                                                                  ________________________________
                                                                    Notes          2002         2001          2000
                                                                    _____          _____        ____          ____
                                                                                   GBPm        GBPm           GBPm

Net cash inflow from operating activities....................         23          216.4         236.1        176.5
                                                                                  _____         _____        _____

Returns on investments and servicing of finance
Interest received............................................                       5.2           1.1          2.2
Interest paid................................................                     (11.6)        (12.9)       (12.5)
Dividends paid to minority shareholders......................                      (0.1)         (0.3)        (0.3)
Other cash flows.............................................                      (2.5)         (1.8)        (2.6)
                                                                                   _____        ______       ______
Net cash outflow for returns on investments and servicing of
   finance...................................................                      (9.0)        (13.9)       (13.2)
                                                                                   _____        ______       ______
Tax paid.....................................................                     (64.3)        (54.9)       (50.8)
                                                                                   _____        ______       ______
Capital expenditure
Purchase of tangible fixed assets............................                     (33.4)        (39.5)       (49.3)
Disposal of tangible fixed assets............................                       2.4           1.8          3.1
                                                                                   _____        ______       ______
Net cash outflow for capital expenditure.....................                     (31.0)        (37.7)       (46.2)
                                                                                   ____         ______       ______
Acquisitions and disposals
Purchase of businesses.......................................         25          (77.0)        (79.8)      (170.9)
Disposal of businesses.......................................         26          111.3           1.2         11.5
Other acquisition and disposal cash flows....................                      (0.7)         (0.9)        (2.5)
                                                                                  ______        ______       _____
Net cash inflow/(outflow) for acquisitions and disposals.....                      33.6         (79.5)      (161.9)
                                                                                  ______        ______       ______

Equity dividends paid........................................                     (48.0)        (43.0)       (38.0)
                                                                                  ______        ______       ______
Net cash inflow/(outflow) before use of liquid resources and
   financing................................................                       97.7           7.1       (133.6)
                                                                                 _______        ______       ______
Net cash outflow from management of liquid resources.........                    (128.7)         (6.4)        (3.1)
                                                                                 _______        ______       ______

Financing....................................................
(Decrease)/increase in short term loans......................                     (37.0)       (110.7)       139.2
Increase/(decrease) in long term loans.......................                      37.4         123.4         (4.4)
(Decrease)/increase in finance leases........................                      (0.3)          0.1         (0.3)
Shares issued for cash.......................................                       7.9           7.1          6.7
                                                                                  ______        ______       _____
Net cash inflow from financing...............................                       8.0          19.9        141.2
                                                                                  ______        ______       _____

(Decrease)/increase in cash in the financial year............                     (23.0)         20.6          4.5
                                                                                  ______        ______       _____

Reconciliation of net cash flow to movement in net debt
(Decrease)/increase in cash..................................                     (23.0)         20.6          4.5
Decrease/(increase) in debt due within one year..............                      37.0         110.7       (139.2)
(Increase)/decrease in debt due after one year...............                     (37.4)       (123.4)         4.4
Increase in current asset investments........................                     128.7           6.4          3.1
Exchange and other movements.................................                      23.2          (8.4)       (13.2)
                                                                                  _____        ______       ______
Movement in net debt in the year.............................         24          128.5           5.9       (140.4)
Opening net debt.............................................         24         (234.5)       (240.4)      (100.0)
                                                                                 ______        _______      ______
Closing net debt.............................................         24         (106.0)       (234.5)      (240.4)
                                                                                 ______        _______      ______



The Accounting Policies and Notes on pages F-6 to F-33 form part of these Consolidated Financial Statements.



Consolidated Statement of Total Recognized Gains and Losses
                                                                                 for the year ended December 31
                                                                                 _______________________________
                                                                                 2002         2001*         2000*
                                                                                ______        _____         _____

                                                                                  GBPm           GBPm          GBPm
Profit for the financial year...........................................          125.2         116.9         108.1
Currency translation differences on foreign currency net investments....          (12.7)         (5.4)         (2.3)
                                                                                  _____         ______        _____
Total recognized gains and losses for the year..........................          112.5         111.5         105.8
Prior year adjustment...................................................          (10.0)           -             -
                                                                                  ______        _____         _____
Total recognized gains and losses since last directors' report and
   accounts.............................................................          102.5         111.5         105.8
                                                                                  _____         _____         _____


Consolidated Reconciliation of Movements in Shareholders' Funds

                                                                                 for the year ended December 31
                                                                                 ______________________________
                                                                                 2002         2001*         2000*
                                                                                 ____         _____         _____

                                                                                  GBPm           GBPm          GBPm
Opening shareholders' funds as previously reported........................        466.5         395.1         325.6
Prior year adjustment.....................................................        (10.0)         (9.2)         (9.5)
                                                                                  ______        ______        ______
Opening shareholders' funds restated......................................        456.5         385.9         316.1
Profit for the financial year.............................................        125.2         116.9         108.1
Dividends paid and proposed...............................................        (52.3)        (48.0)        (43.0)
Transfer of goodwill on disposals.........................................         19.4            -            0.2
Issue of share capital....................................................          7.9           7.1           6.7
Currency translation movement.............................................        (12.7)         (5.4)         (2.2)
                                                                                 ______         ______        ______
Closing shareholders' funds...............................................        544.0         456.5         385.9
                                                                                 ______         ______        _____

____________________________


*    Restated on adoption of FRS19 'Deferred Tax'.

The Accounting Policies and Notes on pages F-6 to F-33 form part of these Consolidated Financial Statements.

Accounting Policies

a.       Basis of preparation

The financial statements have been prepared under the historical cost convention as modified by the revaluation of certain fixed assets and have been prepared in accordance with applicable UK accounting standards. The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's Consolidated Financial Statements, except as noted in paragraph c below.

b.       Basis of consolidation

The Consolidated Financial Statements incorporate the assets and liabilities of the Company and its subsidiary undertakings at December 31, 2002 and their results for the periods during 2002 in which they were part of the Group. The acquisition method of accounting has been adopted.

c.       Change of accounting policy

On January 1, 2002 the Group adopted FRS19 'Deferred Tax' which requires full provision to be made for deferred taxation arising from the different treatment of certain items for accounting and taxation purposes. Deferred taxation is not recognized on the unremitted earnings of overseas subsidiary undertakings where there is no commitment to remit these earnings and deferred taxation assets are recognized to the extent that they are regarded as more likely than not to be recovered. Deferred taxation is not discounted. As a result of adopting FRS19, deferred taxation liabilities at December 31, 2001 have been increased by GBP10.0m. Accordingly, the opening consolidated profit and loss reserve at January 1, 2002 has been reduced by GBP10.0m (2001: GBP9.2m, 2000: GBP9.5m) to GBP271.6m (2001: GBP212.5m, 2000: GBP152.5m). Furthermore taxation on profit before goodwill amortization and exceptional items has been increased by GBP0.1m (2001: GBP0.8m, 2000: GBP(0.2)m).

d.       Goodwill

Goodwill arising on acquisitions made after December 31, 1997 is capitalized and is amortized through the profit and loss account over its estimated useful life, a period of up to 20 years, on a straight line basis. Goodwill arising on acquisitions made prior to January 1, 1998 remains eliminated against reserves. In determining the profit or loss on disposal of a business, any goodwill on acquisition, net of goodwill eliminated through the profit and loss account as a result of any impairment in value or by amortization, is transferred to the profit and loss reserve through the profit and loss account.

e.       Foreign currencies

The results of overseas subsidiary undertakings have been translated into pounds sterling at average exchange rates. Assets and liabilities denominated in foreign currencies have been translated at year end exchange rates, except where a forward foreign exchange contract has been arranged when the contracted rate is used.

Exchange differences on the retranslation of opening net worth in overseas subsidiary undertakings, net of related foreign currency borrowings and foreign currency hedging contracts together with differences arising from the use of average and year end exchange rates, have been taken to reserves. Other exchange differences are taken to the profit and loss account.

Forward foreign exchange contracts hedging transaction exposures are revalued at year end exchange rates with net unrealized gains and losses being taken to the profit and loss reserve.

f.       Tangible fixed assets

Until December 31, 1999 land and buildings were revalued periodically. As permitted under FRS15, the valuations of land and buildings have not been and will not be updated. All other assets are included at historical cost, less accumulated depreciation. The profit or loss on sale of tangible fixed assets is calculated by reference to the carrying values of the assets. The carrying values of tangible fixed assets are periodically reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable.

g.       Depreciation

Tangible fixed assets are depreciated over their estimated remaining useful lives at the following annual rates applied to book value less estimated residual value:

 Buildings                                        2% or life of lease if shorter
 Plant and machinery                              10 - 20%
 Fixtures, fittings and equipment                 10 - 25%

Depreciation is not provided on freehold land.

h.       Leases

Where the Group has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. Future installments payable under finance leases, net of finance charges, are included in creditors with the corresponding asset value treated as a tangible fixed asset and depreciated over the shorter of the estimated useful life and the term of the lease. All other leases are treated as operating leases and the rentals are charged to the profit and loss account on a straight line basis.

i.       Sales

Sales are net sales invoiced to third parties for services provided and goods sold, excluding inter company transactions and sales taxes.

j.       Stocks

Stocks are valued at the lower of cost (on a first in, first out basis) and net realizable value. For work-in-progress and finished goods, cost includes an appropriate proportion of labor and overheads.

k.       Pension benefits

The Group operates both defined benefit and defined contribution pension schemes throughout the world. The funds of the principal schemes are administered by trustees, are held independently from the Group and are not included in the Consolidated Financial Statements. Pension costs are charged to the profit and loss account on a systematic basis over the expected remaining service lives of participating employees. Differences between the amounts charged and the contributions are treated as assets or liabilities. Independent actuarial valuations of defined benefit schemes are made approximately every three years. Contributions paid to defined contribution schemes are charged to the profit and loss account in the period in which they arise. During 2002 the Group continued to adopt the transitional disclosure requirements of FRS17 'Retirement Benefits' which will be fully adopted in the 2003 Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1.       Segmental analysis


                                                                                                    Net operating
                                                Sales                    Operating profit               assets
                                       ________________________     _________________________      _______________
                                       2002      2001      2000      2002      2001      2000       2002      2001
                                       ____      ____      ____     ______     ____      ____       _____    _____
Continuing operations                   GBPm      GBPm      GBPm      GBPm      GBPm      GBPm       GBPm      GBPm
Outsourcing Services............       2,231.2   2,129.1   1,783.1    169.3     161.9     131.1      248.5    258.5
Filtrona........................         442.4     429.2     399.3     54.2      52.3      53.7      200.8    224.2
Goodwill+.......................                                      (15.8)    (12.2)     (6.5)     289.5    249.5
Corporate activities............                                      (15.9)    (15.1)    (14.3)      32.4     (2.5)
                                       _______    ______    ______    ______   ______     ______     _____    ______
                                       2,673.6   2,558.3   2,182.4    191.8     186.9     164.0      771.2    729.7
Discontinued operations                  161.7     318.2     321.2      7.8      15.5      20.2         -      95.8
Goodwill........................                                       (0.3)     (0.6)     (0.6)        -       9.3
                                       _______    ______    ______    ______   ______     ______     _____    ______
                                       2,835.3   2,876.5   2,503.6    199.3     201.8     183.6      771.2    834.8
                                       _______    ______    ______    ______   ______     ______     _____    ______
Geographical origin
Europe..........................         970.8   1,018.1     832.5     65.7      61.9      55.6      186.0    281.8
North America...................       1,754.9   1,756.0   1,560.8    150.9     155.2     136.4      223.9    254.5
Rest of the world...............         109.6     102.4     110.3     14.7      12.6      13.0       39.4     42.2
Goodwill++......................                                      (16.1)    (12.8)     (7.1)     289.5    258.8
Corporate activities............                                      (15.9)    (15.1)    (14.3)      32.4     (2.5)
                                       _______    ______    ______    ______   ______     ______     _____    ______
                                       2,835.3   2,876.5   2,503.6    199.3     201.8     183.6      771.2    834.8
                                       _______    ______    ______    ______   ______     ______     _____    ______
Geographical market supplied
Europe..........................         957.9   1,009.6     821.1
North America...................       1,748.6   1,753.4   1,557.2
Rest of the world...............         128.8     113.5     125.3
                                       _______    ______    ______
                                       2,835.3   2,876.5   2,503.6
                                       _______    ______    ______



Reconciliation to consolidated balance sheet                                                       2002      2001*
                                                                                                   ____      _____
                                                                                                   GBPm        GBPm
Net operating assets.........................................................................       771.2    834.8
Interest bearing cash, debt and investments..................................................      (102.0)  (258.6)
Dividends and corporate taxes (Notes 11 and 13)..............................................       (88.5)   (77.8)
Provisions for deferred taxation and discontinued operations  (Note 16)......................       (34.4)   (39.8)
                                                                                                    ______   ______
Net assets...................................................................................       546.3    458.6
                                                                                                    ______   ______


_________________


*    Restated on adoption of FRS19 'Deferred Tax'.

+    Goodwill  amortization   comprised  Outsourcing  Services  GBP12.8m  (2001:
     GBP9.6m,   2000:  GBP4.9m)  and  Filtrona  GBP3.0m  (2001:  GBP2.6m,  2000:
     GBP1.6m). Unamortized goodwill at December 31, 2002 comprised Outsourcing Services GBP250.7m (2001: GBP207.7m, 2000: GBP159.1m) and Filtrona GBP38.8m (2001: GBP41.8m, 2000: GBP34.6m).

++ By geographical origin goodwill amortization comprised Europe GBP10.1m (2001: GBP8.3m, 2000: GBP5.5m) and North America GBP6.0m (2001: GBP4.5m,
     2000: GBP1.6m). Unamortized goodwill at December 31, 2002 comprised Europe GBP189.0m (2001: GBP154.3m, 2000: GBP138.3m), North America GBP96.5m (2001:
     GBP104.5m, 2000: GBP65.3m), and rest of the world GBP4.0m (2001: GBPnil, 2000: GBPnil).


2.       Net operating charges



                                                                 Existing                 Discontinued
                                                                businesses   Acquisitions  operations      Total
                                                                   2002         2002          2002         2002
                                                                __________   ____________  ____________    ______

                                                                    GBPm         GBPm          GBPm         GBPm
Changes in stock of finished goods and work-in-progress.....          4.6         (10.4)        26.4          20.6
Raw materials and consumables...............................      1,864.2          37.0        100.4       2,001.6
Employee costs..............................................        307.4           5.9         13.3         326.6
Depreciation and other amounts written off tangible and
   intangible fixed assets..................................         46.9           1.4          1.2          49.5
Other operating charges.....................................        212.8          12.0         12.9         237.7
                                                                __________   ____________  ____________    _______
Net operating charges.......................................      2,435.9          45.9        154.2       2,636.0
                                                                __________   ____________  ____________    _______



Profit on ordinary activities is stated after charging:
Auditors' remuneration for statutory audit..................          1.4           0.1          0.1           1.6
Depreciation and other amounts written off tangible and
   intangible fixed assets:
   owned and leased ........................................         32.4           0.1          0.9          33.4
   amortization of goodwill.................................         14.5           1.3          0.3          16.1
Hire of plant and machinery - rentals payable
------------------------------------------------------------
under operating leases......................................         14.8            -           2.0          16.8



                                                                               Existing    Discontinued
                                                                              businesses   operations      Total
                                                                                 2001         2001          2001
                                                                             ____________  ____________    ______

                                                                                  GBPm         GBPm         GBPm
Changes in stock of finished goods and work-in-progress.................          (18.1)         (1.0)       (19.1)
Raw materials and consumables...........................................        1,839.4         251.9      2,091.3
Employee costs..........................................................          300.8          25.8        326.6
Depreciation and other amounts written off tangible and intangible
   fixed assets.........................................................           43.9           1.8         45.7
Other operating charges.................................................          205.4          24.8        230.2
                                                                             ____________  ____________    ________
Net operating charges...................................................        2,371.4         303.3      2,674.7
                                                                             ____________  ____________    ________

Profit on ordinary activities is stated after charging:
Auditors' remuneration for statutory audit..............................            1.3           0.2          1.5
Depreciation and other amounts written off tangible and intangible fixed assets:
   owned and leased ....................................................           31.7           1.2         32.9
   amortization of goodwill.............................................           12.2           0.6         12.8
Hire of plant and machinery - rentals payable under operating leases....           13.8           3.8         17.6




2.       Net operating charges (continued)

                                                                               Existing    Discontinued
                                                                              businesses   operations      Total
                                                                                 2000         2000         2000
                                                                             ____________  ____________    ______
                                                                                GBPm           GBPm          GBPm
 Changes in stock of finished goods and work-in-progress..................      (36.8)         (1.6)       (38.4)
 Raw materials and consumables............................................    1,585.3         246.7      1,832.0
 Employee costs...........................................................      259.2          28.6        287.8
 Depreciation and other amounts written off tangible and intangible fixed
    assets................................................................       32.9           1.9         34.8
 Other operating charges..................................................      177.8          26.0        203.8
                                                                             ____________  ____________  ________
 Net operating charges....................................................    2,018.4         301.6      2,320.0
                                                                             ____________  ____________  ________

 Profit on ordinary activities is stated after charging:
 Auditors' remuneration for statutory audit...............................        1.2           0.2          1.4
 Depreciation and other amounts written off tangible and intangible fixed assets:
    owned and leased .....................................................       26.4           1.3         27.7
    amortization of goodwill..............................................        6.5           0.6          7.1
 Hire of plant and machinery - rentals payable under operating leases.....       11.2           3.6         14.8



Fees for non-audit work performed by the Company's  auditors were GBP1.1m (2001:
GBP1.9m, 2000: GBP1.0m) for the Company and its UK subsidiary undertakings and GBP0.8m (2001: GBP0.5m, 2000: GBP0.6m) for its non-UK subsidiary undertakings. All of the fees for non-audit work related to tax compliance and advice, due diligence and other duties carried out in respect of acquisitions and disposals of businesses. The Company believes that, given their detailed knowledge of the Group's operations, its structure and accounting policies and the importance of carrying out detailed due diligence as part of the acquisition process, it is appropriate for this additional work to be carried out by the Company's auditors rather than another firm of accountants.


3.       Net interest payable
                                                                               2002           2001          2000
                                                                             ________       ________      ________
                                                                               GBPm           GBPm          GBPm
 Interest receivable
 Bank deposits and unlisted investments..................................       4.5            1.4           2.3
                                                                             ________       ________      ________
 Total interest receivable...............................................       4.5            1.4           2.3
                                                                             ________       ________      ________

 Interest payable
 Bank loans and overdrafts...............................................      (4.5)         (11.8)        (14.8)
 Other loans.............................................................      (5.8)          (3.7)            -
                                                                             ________       ________      ________
 Total interest payable..................................................     (10.3)         (15.5)        (14.8)
                                                                             ________       ________      ________
 Net interest payable....................................................      (5.8)         (14.1)        (12.5)
                                                                             ________       ________      ________


4.       Taxation on profit on ordinary activities

                                                                              2002          2001*          2000*
                                                                             ____________  ____________    ______
                                                                              GBPm           GBPm            GBPm
 UK corporation tax
    current year ....................................................          18.3          112.1           7.1
    prior years .....................................................          (0.2)          (0.9)         (0.4)
    double tax relief................................................          (6.5)        (102.1)         (0.5)
                                                                             ____________  ____________    ______
 Total UK corporation tax at 30.0% (2001: 30.0%, 2000: 30.0%)........          11.6            9.1           6.2
 Overseas taxes
    current year.....................................................          57.6           54.0          51.3
    prior years......................................................          (1.0)           0.5          (0.6)
                                                                             ____________  ____________    ______
 Total overseas taxes................................................          56.6           54.5          50.7
 Deferred taxation transfers
    origination and reversal of timing differences...................           2.4            7.5           7.7
                                                                             ____________  ____________    ______
 Total taxation for year.............................................          70.6           71.1          64.6
 (Debited)/credited to other reserves................................          (0.3)          (0.7)          0.1
                                                                             ____________  ____________    ______
 Taxation on profit on ordinary activities...........................          70.3           70.4          64.7
                                                                             ____________  ____________    ______
_____________________

*    Restated on adoption of FRS19 'Deferred Tax'.


Factors affecting taxation charge for the year

The taxation assessed for the year is higher than the standard rate of corporation tax in the UK of 30.0%. The differences are as follows:


                                                                               2002           2001          2000
                                                                             ____________  ____________    ______
                                                                               GBPm           GBPm          GBPm
 Profit on ordinary activities before taxation                                 196.0          187.7         173.4
 Taxation charge at UK corporation tax rate of 30.0% (2001: 30.0%,
    2000: 30.0%).....................................................           58.8           56.3          52.0
 Effects of:
     permanent differences (primarily goodwill amortization).........            3.1            1.8          (0.6)
     capital allowances for period in excess of depreciation.........           (1.3)          (2.5)          1.2
     other timing differences........................................           (4.4)          (2.1)         (4.8)
     utilization of tax losses.......................................           (0.3)          (1.2)         (0.1)
     higher tax rates on overseas earnings...........................           12.5           10.8          10.9
     adjustments to taxation charge in respect of previous periods...           (1.2)          (0.4)         (1.0)
     other items.....................................................            0.7            0.2          (0.6)
                                                                             ____________  ____________    ______
 Current taxation charge for the year................................           67.9           62.9          57.0
                                                                             ____________  ____________    ______


5.       Dividends paid and proposed

                                                Per share                                   Total
                                        _______________________________         __________________________________
                                         2002         2001         2000         2002          2001          2000
                                        _____       _______        ____         ______        ______        _____
                                                                                GBPm           GBPm          GBPm
 Interim dividend paid.......           3.65p          3.4p        3.05p        17.0           15.6          14.0
 Proposed final dividend
    payable..................           7.55p         6.95p        6.35p        35.3           32.4          29.0
                                        _____       _______        ____         ______        ______        _____
                                        11.2p        10.35p         9.4p        52.3           48.0          43.0
                                        _____       _______        ____         ______        ______        _____



Notes to the Consolidated Financial Statements


6.       Earnings per share

                                                                               2002          2001*          2000*
                                                                               GBPm          GBPm           GBPm
                                                                              ______          ______        _____

 Profit for the financial year.........................................        125.2          116.9         108.1
 Adjustments+........................................................           13.4           12.8           6.3
                                                                              ______          ______        _____
 Adjusted profit for the financial year..............................          138.6          129.7         114.4
                                                                              ______          ______        _____

 Basic weighted average ordinary shares in issue (million)...........          461.4          458.6         455.8
 Dilutive effect of share incentive schemes (million)................            3.9            5.2           4.2
                                                                              ______          ______        _____
 Diluted weighted average ordinary shares (million)..................          465.3          463.8         460.0
                                                                              ______          ______        _____

 Basic earnings per share............................................           27.1p          25.5p         23.7p
                                                                              ______          ______        ______
 Adjusted earnings per share.........................................           30.0p          28.3p         25.1p
                                                                              ______          ______        ______
 Diluted earnings per share..........................................           26.9p          25.2p         23.5p
                                                                              ______          ______        ______


_________________


*    Restated on adoption of FRS19 'Deferred Tax'.

+ Adjustments comprise goodwill amortization of GBP16.1m (2001: GBP12.8m, 2000: GBP7.1m), profit on sale of discontinued operations, net of taxation, of GBP(2.7)m (2001: GBPnil, 2000: GBP(5.6)m) and loss on disposal of fixed assets of GBPnil (2001: GBPnil, 2000: GBP4.8m).

Adjusted earnings per share is provided to reflect the underlying performance of the Group.

7.       Intangible assets - goodwill

                                                                                                             2002
                                                                                                             _____
 Cost                                                                                                        GBPm
 Beginning of year..................................................................................         282.9
 Additions..........................................................................................          65.0
 Divestments........................................................................................         (11.5)
 Currency translation movement......................................................................         (10.0)
                                                                                                             ______
 End of year........................................................................................         326.4
                                                                                                             ______
 Amortization
 Beginning of year..................................................................................          24.1
 Divestments........................................................................................          (2.5)
 Charge in year.....................................................................................          16.1
 Currency translation movement......................................................................          (0.8)
                                                                                                             ______
 End of year........................................................................................          36.9
                                                                                                             ______
 Net book value at December 31, 2002................................................................         289.5
                                                                                                             ______


                                                                                                             2001
                                                                                                            ______
 Cost                                                                                                        GBPm
 Beginning of year..................................................................................         215.0
 Additions..........................................................................................          69.4
 Divestments........................................................................................          (1.5)
                                                                                                             _____
 End of year........................................................................................         282.9
                                                                                                             _____

 Amortization
 Beginning of year..................................................................................          11.4
 Charge in year.....................................................................................          12.8
 Currency translation movement......................................................................          (0.1)
                                                                                                              _____
 End of year........................................................................................          24.1
                                                                                                              _____

 Net book value at December 31, 2001................................................................         258.8
                                                                                                             ______


Notes to the Consolidated Financial Statements

8.       Tangible fixed assets

                                                                                                  Fixtures,
                                                                                                  fittings
                                                                            Land and   Plant and  and
                                                                            buildings  machinery  equipment  Total
                                                                               2002       2002       2002     2002
                                                                            ________   _________  _________  ______

                                                                              GBPm       GBPm       GBPm       GBPm
  Cost or valuation
  Beginning of year......................................................      84.2      256.2       87.6      428.0
  Acquisitions...........................................................       0.8        1.4        0.7        2.9
  Divestments............................................................      (6.2)      (4.4)      (9.4)     (20.0)
  Additions..............................................................       5.3       20.1        8.0       33.4
  Disposals..............................................................      (1.3)      (7.2)      (3.8)     (12.3)
  Currency translation movement..........................................      (4.3)     (21.3)      (2.8)     (28.4)
                                                                            ________   _________  _________  ________
  End of year............................................................      78.5      244.8       80.3      403.6
                                                                            ________   _________  _________  ________
  Depreciation
  Beginning of year......................................................      15.3      140.4       46.3      202.0
  Divestments............................................................      (1.5)      (3.0)      (4.3)      (8.8)
  Charge in year.........................................................       3.1       20.6        9.7       33.4
  Disposals..............................................................      (0.3)      (5.6)      (3.8)      (9.7)
  Currency translation movement..........................................      (0.7)     (10.5)      (1.7)     (12.9)
                                                                            ________   _________  _________  ________
  End of year............................................................      15.9      141.9       46.2      204.0
                                                                            ________   _________  _________  ________

                                                                            ________   _________  _________  ________
  Net book value at December 31, 2002....................................      62.6      102.9       34.1      199.6
                                                                            ________   _________  _________  ________



                                                                                                Fixtures,
                                                                                                fittings
                                                                          Land and  Plant and      and
                                                                          buildings machinery   equipment    Total
                                                                            2001       2001       2001       2001
                                                                             GBPm      GBPm       GBPm       GBPm
                                                                          ________   _________  _________  ________
Cost or valuation
Beginning of year......................................................      77.4     237.9       79.3       394.6
Acquisitions...........................................................       2.4       2.0        0.7         5.1
Transfers..............................................................       1.2       1.2        0.1         2.5
Additions..............................................................       5.0      23.3       11.2        39.5
Disposals..............................................................      (1.4)     (4.5)      (3.3)       (9.2)
Currency translation movement..........................................      (0.4)     (3.7)      (0.4)       (4.5)
                                                                          ________   _________  _________  ________
End of year............................................................      84.2     256.2       87.6       428.0
                                                                          ________   _________  _________  ________
Depreciation
Beginning of year......................................................      12.8     126.2       40.4       179.4
Charge in year.........................................................       3.1      20.6        9.2        32.9
Disposals..............................................................      (0.6)     (4.0)      (3.1)       (7.7)
Currency translation movement..........................................         -      (2.4)      (0.2)       (2.6)
                                                                          ________   _________  _________  ________
End of year............................................................      15.3     140.4       46.3       202.0
                                                                          ________   _________  _________  ________

                                                                          ________   _________  _________  ________
Net book value at December 31, 2001....................................      68.9     115.8       41.3       226.0
                                                                          ________   _________  _________  ________



The net book value of tangible fixed assets includes assets held under finance leases and hire purchase contracts totaling GBP0.5m (2001: GBP0.6m). Accumulated depreciation of these assets amounts to GBP0.7m (2001: GBP1.2m).

Notes to the Consolidated Financial Statements


8.       Tangible fixed assets (continued)

                                                                                                 Fixtures,
                                                                                      Plant      fittings
                                                       Freehold  Long      Short      and        and
                                                Land   buildings leasehold leasehold  machinery  equipment    Total
                                                _____  _________ _________ _________  _________  _________    _____

                                                GBPm      GBPm      GBPm      GBPm      GBPm       GBPm        GBPm
The net book value of tangible fixed
   assets at December 31, 2002
   comprised:
At cost.................................         1.4      44.5       6.3       8.1      244.8       80.3      385.4
At valuation............................         8.8       6.8       2.6         -          -          -       18.2
                                                _____  _________ _________ _________  _________  _________    _____
Cost or valuation.......................        10.2      51.3       8.9       8.1      244.8       80.3      403.6
Depreciation............................                  (8.7)     (3.3)     (3.9)    (141.9)     (46.2)    (204.0)
                                                _____  _________ _________ _________  _________  _________    _____
Net book value at December 31, 2002.....        10.2      42.6       5.6       4.2      102.9       34.1      199.6
                                                _____  _________ _________ _________  _________  _________    _____


                                                                                                 Fixtures,
                                                                                      Plant      fittings
                                                       Freehold  Long      Short      and        and
                                               Land    buildings leasehold leasehold  machinery  equipment   Total
                                               GBPm      GBPm     GBPm       GBPm       GBPm       GBPm       GBPm
                                                _____  _________ _________ _________  _________  _________    _____
The net book value of tangible fixed
   assets at December 31, 2001
   comprised:
At cost.................................         2.8      47.9       7.8       7.4      256.2       87.6      409.7
At valuation............................         8.9       6.8       2.6         -          -          -       18.3
                                                _____  _________ _________ _________  _________  _________    _____
Cost or valuation.......................        11.7      54.7      10.4       7.4      256.2       87.6      428.0
Depreciation............................                  (8.2)     (3.5)     (3.6)    (140.4)     (46.3)    (202.0)
                                                _____  _________ _________ _________  _________  _________    _____
Net book value at December 31, 2001.....        11.7      46.5       6.9       3.8      115.8       41.3      226.0
                                                _____  _________ _________ _________  _________  _________    _____


                                                                                                 Fixtures,
                                                                                      Plant      fittings
                                                                           Land and   and        and
                                                                           buildings  machinery  equipment   Total
                                                                           _________  _________  _________    _____
                                                                              GBPm       GBPm       GBPm      GBPm

The historical cost and the related depreciation of the tangible fixed assets at December 31, 2002 are:
Historical cost.......................................................         77.0      244.8       80.3      402.1
Depreciation..........................................................        (15.9)    (141.9)     (46.2)    (204.0)
                                                                           _________  _________  _________    _______
Net book value at December 31, 2002...................................         61.1      102.9       34.1      198.1
                                                                           _________  _________  _________    _______


                                                                                                 Fixtures,
                                                                                      Plant      fittings
                                                                           Land and   and        and
                                                                           buildings  machinery  equipment   Total
                                                                           _________  _________  _________    _____
                                                                              GBPm       GBPm       GBPm       GBPm
The historical cost and the related depreciation of the tangible fixed assets at December 31, 2001 are:
Historical cost.......................................................         82.6      256.2       87.6      426.4
Depreciation..........................................................        (15.3)    (140.4)     (46.3)    (202.0)
                                                                           _________  _________  _________    _______
Net book value at December 31, 2001...................................         67.3      115.8       41.3      224.4
                                                                           _________  _________  _________    _______


Future capital expenditure at December 31, 2002 consisted of commitments not provided for of GBP1.4m (2001: GBP1.2m).


9.       Investments held as fixed assets

                                                                                    Own shares   Unlisted    Total
                                                                                       2002        2002       2002
                                                                                     _________   _________   ______
                                                                                        GBPm        GBPm      GBPm

Beginning of year at cost......................................................         13.2         16.4     29.6
Additions......................................................................          6.0          0.2      6.2
Currency translation movement..................................................            -         (1.5)    (1.5)
                                                                                      ________   _________   _______
End of year at cost............................................................         19.2         15.1     34.3
                                                                                      ________   _________   _______


                                                                                    Own shares   Unlisted    Total
                                                                                       2001        2001       2001
                                                                                     _________   _________   ______
                                                                                        GBPm        GBPm       GBPm

Beginning of year at cost.........................................................       8.4         19.4       27.8
Additions.........................................................................       4.8          2.0        6.8
Transfer to subsidiary............................................................                   (5.0)      (5.0)
                                                                                      ________   _________   _______
End of year at cost...............................................................      13.2         16.4       29.6
                                                                                      ________   _________   _______


Own shares are ordinary shares of the Company held by the Group in an employee benefit trust. The principal purpose of this trust is to hold shares in the Company for subsequent transfer to certain senior employees and executive directors under the Long Term Incentive Plan, the Deferred Annual Share Bonus Scheme and to satisfy options granted under the 1994 Executive Share Option Scheme in respect of market purchased shares. Full details of such Plan and Schemes are set out in the Directors' Remuneration Report on pages A-1 to A-7 of this Annual Report.

The assets, liabilities and expenditure of the trust have been incorporated in the Group's Consolidated Financial Statements. At December 31, 2002 the trust held 5,454,213 (2001: 4,376,743) shares, upon which dividends have been waived, with an aggregate nominal value of GBP1.4m (2001: GBP1.1m) and market value of GBP20.7m (2001: GBP19.3m).


10.      Stocks

                                                                                                  2002       2001
                                                                                                 _______    _______
                                                                                                  GBPm       GBPm
Raw materials and consumables..............................................................         17.5       21.1
Work-in-progress...........................................................................          2.7        3.3
Finished goods and goods for resale........................................................        197.3      217.3
                                                                                                 _______    _______
                                                                                                   217.5      241.7
                                                                                                 _______    _______


11.      Debtors

                                                                                                  2002       2001
                                                                                                 _______    _______
                                                                                                  GBPm       GBPm
Amounts receivable within one year
Trade debtors..............................................................................       286.6      376.4
Other debtors..............................................................................        43.5       32.8
Prepayments and accrued income.............................................................        23.4       26.3
Corporate taxes............................................................................         4.0        3.5
                                                                                                 _______    _______

                                                                                                  357.5      439.0
                                                                                                 _______    _______
Amounts receivable after more than one year
Pension fund prepayment....................................................................        36.3       11.9
Other debtors..............................................................................        10.4        3.1
                                                                                                 _______    _______
                                                                                                   46.7       15.0
                                                                                                 _______    _______
                                                                                                  404.2      454.0
                                                                                                 _______    _______



12.      Investments held as current assets

                                                                                                  2002       2001
                                                                                                 _______    _______

                                                                                                  GBPm       GBPm

Short term deposits repayable on demand....................................................        3.2       20.7
Liquid resources...........................................................................      137.5        9.5
                                                                                                 _______    _______

                                                                                                 140.7       30.2
                                                                                                 _______    _______





13.      Creditors

                                                                                                  2002       2001
                                                                                                 _______    _______
                                                                                                  GBPm       GBPm
Amounts falling due within one year
Loans......................................................................................         0.7       38.5
Overdrafts.................................................................................        35.5       25.7
Obligations under finance leases...........................................................         0.2        0.4
Trade creditors............................................................................       227.3      253.9
Dividends proposed.........................................................................        52.3       48.0
Corporate taxes............................................................................        40.2       33.3
Other taxation and social security contributions...........................................         5.7        7.4
Other creditors............................................................................        24.1       25.6
Accruals and deferred income...............................................................        85.4       81.5
                                                                                                 _______    _______
                                                                                                  471.4      514.3
                                                                                                 _______    _______


14.      Creditors

                                                                                                  2002       2001
                                                                                                 _______    _______
                                                                                                 GBPm        GBPm
Amounts falling due after more than one year
Loans......................................................................................       261.7      249.7
Obligations under finance leases...........................................................         0.1        0.2
Accruals and deferred income...............................................................         3.5        5.2
                                                                                                 _______    _______
                                                                                                  265.3      255.1
                                                                                                 _______    _______

15.      Financial instruments

Short term debtors and creditors are excluded from the following disclosures, as permitted by FRS13 'Derivatives and Other Financial Instruments: Disclosures'. Interest rate risk profile of financial assets and liabilities

The Group's financial assets consist of cash at bank and in hand, short term cash deposits, liquid resources at floating rates of interest and other unlisted investments. Financial assets at December 31, 2002 were GBP207.3m (2001:
GBP96.4m) of which 71% (2001: 31%) were denominated in sterling, 19% (2001: 48%) were denominated in US dollars and 6% (2001: 11%) were denominated in euros.

The majority of the Group's financial liabilities are at floating rates of interest set with reference to LIBOR for periods ranging from one day to three months. During the year an average of 82% (2001: 59%) of forecast net debt was protected from adverse movements in interest rates with fixed rate debt and interest rate caps for an average period of 19 months (2001: 20 months).

After taking into account interest rate swaps, the interest rate and currency profile of the Group's financial liabilities at December 31 was:


                                                                Floating   Fixed             Floating  Fixed
                                                                  rate      rate    Total      rate     rate     Total
                                                                  2002      2002     2002      2001     2001      2001
                                                                ________   ______   ______   ________  ______   ______

                                                                  GBPm      GBPm     GBPm      GBPm     GBPm      GBPm
Sterling................................................          25.1        -      25.1      18.5       -       18.5
US dollar...............................................         235.5      31.1    266.6     254.4     34.2     288.6
Other...................................................           6.5        -       6.5       7.4       -        7.4
                                                                ________   ______   ______   ________  ______   ______
                                                                 267.1      31.1    298.2     280.3     34.2     314.5
                                                                ________   ______   ______   ________  ______   ______


Fixed rate financial liabilities have an interest rate of 6.4% (2001: 6.4%) and a period of 42 months (2001: 54 months) until maturity.

Fair values of financial assets and liabilities

The fair values of financial assets and liabilities at December 31 were:


                                                                                   Book      Fair      Book     Fair
                                                                                   value     value     value    value
                                                                                   2002      2002      2001     2001
                                                                                  _______   _______   _______  _______

                                                                                   GBPm      GBPm      GBPm     GBPm
Primary financial instruments issued to finance the Group's operations:
US dollar Bond.............................................................        (139.8) (160.2)    (154.1) (161.3)

Derivative financial instruments held to manage the interest rate profile:
Interest rate derivatives..................................................           -      16.7        -       5.6


Fair values have been calculated by discounting cash flows at the prevailing interest rates. Fair values of other financial assets and liabilities are not significantly different to book values.

Maturity of financial liabilities

The maturity of financial liabilities at December 31, was:


                                                                                                      2002      2001
                                                                                                    _______   _______

                                                                                                      GBPm      GBPm

Within one year..............................................................................         36.4      64.6
After one year but within two years..........................................................         15.5      61.8
After two years but within five years........................................................        152.9      85.2
After five years.............................................................................         93.4     102.9
                                                                                                    _______   _______

                                                                                                     298.2     314.5
                                                                                                    _______   _______


At December 31, 2002 loans amounting to GBP1.5m (2001: GBP0.6m) were secured by either fixed or floating charges on various assets of the relevant companies.

The Group's available undrawn committed facilities at December 31 were:

                                                                                                     2002       2001
                                                                                                    _______   _______

                                                                                                     GBPm       GBPm

Expiring within one year.....................................................................        121.1     103.4
Expiring after one year but within two years.................................................          0.5      22.6
Expiring after two years.....................................................................         72.9      93.1
                                                                                                    _______   _______
                                                                                                     194.5     219.1
                                                                                                    _______   _______

16.      Provisions for liabilities and charges

                                                                                                      2002     2001*
                                                                                                    _______   _______

                                                                                                     GBPm      GBPm

Pensions.....................................................................................         1.0       0.9
Discontinued operations......................................................................         1.8       2.1
Deferred taxation (Note 19)..................................................................        32.6      37.7
Other........................................................................................        18.9      21.4
                                                                                                    _______   _______
                                                                                                     54.3      62.1
                                                                                                    _______   _______




                                                                            Discontinued  Deferred*
                                                                   Pensions  operations   taxation   Other     Total
                                                                  _________ ____________  _________ ________  _______

                                                                    GBPm         GBPm       GBPm      GBPm      GBPm
Movements
At January 1, 2002..........................................          0.9         2.1       37.7      21.4      62.1
Charge......................................................          0.1         0.8        2.4        -        3.3
Acquisitions and disposals..................................           -           -        (1.5)      2.9       1.4
Utilized....................................................           -         (0.9)        -       (5.0)     (5.9)
Transfer to current taxation................................                                (3.5)               (3.5)
Currency translation movement...............................           -         (0.2)      (2.5)     (0.4)     (3.1)
                                                                  _________ ____________  _________ ________  _______

At December 31, 2002........................................          1.0         1.8       32.6      18.9      54.3
                                                                  _________ ____________  _________ ________  _______

*    Restated on adoption of FRS19 'Deferred Tax'.



16.      Provisions for liabilities and charges (continued)

                                                                            Discontinued   Deferred*
                                                                  Pensions  operations     taxation   Other    Total
                                                                  _________ ____________  _________ ________  _______

                                                                    GBPm        GBPm          GBPm    GBPm     GBPm
Movements
At January 1, 2001.........................................         0.8         5.1          32.3     21.8     60.0
Charge ....................................................         0.1           -           7.5      1.4      9.0
Acquisitions...............................................          -            -          (1.9)     4.7      2.8
Utilized ..................................................          -         (3.1)            -     (6.5)    (9.6)
Currency translation movement..............................          -          0.1          (0.2)       -     (0.1)
                                                                  _________ ____________  _________ ________  _______

At December 31, 2001.......................................         0.9         2.1          37.7     21.4     62.1
                                                                  _________ ____________  _________ ________  _______

*    Restated on adoption of FRS19 'Deferred Tax'.




Other provisions relate primarily to vacant properties, workers' compensation claims, legal claims and environmental clean up costs.


17.      Share capital

                                                                                            2002            2001
                                                                                          ___________    ___________
                                                                                            GBPm             GBPm

Authorized: 680 million (2001: 680 million) ordinary shares of 25p each...........          170.0           170.0
                                                                                          ___________    ___________
Issued and fully paid ordinary shares of 25p each.................................          116.8           116.0
                                                                                          ___________    ___________
Number of ordinary shares in issue
Beginning of year.................................................................        463,882,138    460,657,486
Issued during year following option exercises.....................................          3,142,754      3,224,652
                                                                                          ___________    ___________
End of year.......................................................................        467,024,892    463,882,138
                                                                                          ___________    ___________


Details of share options granted and exercised during the year and those outstanding at December 31, 2002, in each case in respect of options over new issue shares, under the Company's Sharesave Scheme (1991), Sharesave Scheme
(2001), International Sharesave Plan, Executive Share Option Scheme (No.2) and 1994 Executive Share Option Scheme are set out in the following table:


                                                                                             Options outstanding at
                                              2002 Grants              2002 Exercises               12.31.02
                                         ______________________     _____________________    ______________________

                                             Number      Price (p)     Number      Price (p)     Number      Price (p)
                                          __________     ________   __________     _________  __________    __________

Sharesave Scheme (1991)............                                  1,208,056       141-365   1,812,511       167-365
Sharesave Scheme (2001)............        1,080,059      356-389       47,165       361-389   1,254,346       356-389
International Sharesave Plan.......          120,875          389            -                   111,936           389
Executive Scheme (No.2)............                                    352,450        87-169     291,248       126-169
1994 Executive Scheme..............        2,654,250          461    1,873,746       212-450   9,691,780       212-461
                                          __________                __________                __________

                                           3,855,184                 3,481,417                13,161,821
                                          __________                __________                __________

                                                                                              Options outstanding at
                                                2001 Grants              2001 Exercises               12.31.01
                                          __________     ________   __________     _________  __________    __________
                                            Number      Price (p)     Number       Price (p)    Number       Price (p)
                                          __________     ________   __________     _________  __________    __________

Sharesave Scheme (1991)............          498,382          365      917,821       136-365   3,471,563       141-365
Sharesave Scheme (2001)............          558,867          361            -                   553,443           361
Executive Scheme (No.2)............                                    137,512        87-169     643,698        87-169
1994 Executive Scheme..............        2,994,250      448-460    2,169,319       212-384   9,626,776       212-460
                                          __________                 __________               __________
                                           4,051,499                 3,224,652                14,295,480
                                          __________                 __________               __________


The outstanding options are exercisable at various dates up to August 2012 (2001: December 2011).


18.      Movements on reserves

                                                                               Share
                                                                              premium     Revaluation    Profit and
                                                                              account       reserve     loss* account
                                                                             ________    ____________  ______________

                                                                               GBPm           GBPm          GBPm

At January 1, 2002...................................................          67.3           1.6          271.6
Premium on exercise of options.......................................          10.0                         (2.9)
Transfer of goodwill on disposals....................................                                       19.4
Currency translation movement........................................                        (0.1)         (12.6)
Retained profit for the financial year...............................                                       72.9
                                                                             ________    ____________  ______________

At December 31, 2002.................................................          77.3           1.5          348.4
                                                                             ________    ____________  ______________


                                                                              Share
                                                                             premium     Revaluation    Profit and
                                                                             account       reserve     loss* account
                                                                             ________    ____________  ______________

                                                                               GBPm           GBPm          GBPm

At January 1, 2001...................................................          56.5            1.7         212.5
Premium on exercise of options.......................................          10.8                         (4.5)
Currency translation movement........................................                         (0.1)         (5.3)
Retained profit for the financial year...............................                                       68.9
                                                                             ________    ____________  ______________

At December 31, 2001.................................................          67.3            1.6         271.6
                                                                             ________    ____________  ______________


                                                                             Share
                                                                            premium      Revaluation    Profit and
                                                                            account        reserve     loss* account
                                                                             ________    ____________  ______________

                                                                              GBPm           GBPm           GBPm

At January 1, 2000..................................................          47.6            1.7          152.5
Premium on exercise of options......................................           8.9                          (3.1)
Transfer of goodwill on disposals...................................                                         0.2
Currency translation movement.......................................                            -           (2.2)
Retained profit for the financial year..............................                                        65.1
                                                                             ________    ____________  ______________

At December 31, 2000................................................          56.5            1.7          212.5
                                                                             ________    ____________  ______________


*    Restated on adoption of FRS19 'Deferred Tax'.

At December 31, 2002 the cumulative amount of goodwill written off to reserves in respect of acquisitions made prior to January 1, 1998, net of goodwill attributable to subsidiary undertakings disposed of, was GBP287.9m (2001:
GBP307.3m, 2000: GBP307.3m).

Included within the profit and loss reserve is GBP90.9m (2001: GBP177.2m,  2000:
GBP177.2m) being the special reserve of the Company. The special reserve arose from the reduction and subsequent cancellation of the share premium account in 1987 and 1988 respectively. During the year GBP86.3m was transferred to the profit and loss reserve. At December 31, 2002, the remaining GBP90.9m of the special reserve was not considered to be distributable but will be transferred to the profit and loss reserve in the 2003 Consolidated Financial Statements.

Currency gains of GBP9.0m (2001: GBP(1.2)m, 2000: GBP(3.0)m) relating to foreign currency exchange contracts and borrowings to finance investment overseas have been included within the currency translation movement in the profit and loss reserve.


19.      Deferred taxation


                                                                                            2002           2001*
                                                                                          _________     __________
                                                                                             GBPm           GBPm

Accelerated capital allowances.....................................................           11.3           11.2
Pension provisions and other timing differences....................................           21.3           26.5
                                                                                          _________     __________

                                                                                              32.6           37.7
                                                                                          _________     __________
The potential liability for deferred taxation not provided above is:
   capital gains on disposal of properties.........................................            0.9            0.9
                                                                                          _________     __________

                                                                                               0.9            0.9
                                                                                          _________     __________

*    Restated on adoption of FRS19 'Deferred Tax'.



Deferred taxation has been accounted for in respect of future remittances of the accumulated reserves of overseas subsidiary undertakings only to the extent that such distributions are accrued as receivable. No provision has been made for potential corporate taxation on the unrealized revaluation surpluses in respect of properties which are expected to be held for the foreseeable future.

20.      Contingent liabilities

                                                                                              2002           2001
                                                                                          _________     __________

                                                                                               GBPm          GBPm

Bank guarantees....................................................................            1.3            1.5
Other items........................................................................            8.6           11.6
                                                                                          _________     __________

                                                                                               9.9           13.1
                                                                                          _________     __________

Other items principally comprise trade and other guarantees.



21.      Pensions

The Group operates both defined benefit and defined contribution pension schemes throughout the world. The funds of the principal schemes are administered by trustees and are held independently from the Group.

The net pension cost for the Group was GBP16.1m (2001: GBP16.1m, 2000: GBP13.8m) of which GBP8.7m (2001: GBP11.0m, 2000: GBP9.7m) was in respect of principal defined benefit schemes which provide benefits based on final pensionable salary. This cost is assessed in accordance with the advice of independent qualified actuaries.

Valuations of the principal UK defined benefit schemes were carried out as at April 5, 2000. The regular pension cost of the principal UK defined benefit schemes is adjusted for the amortization of the difference between the actuarial surpluses and the prepayment on the balance sheet over the remaining service lives of current employees and is offset by interest arising on the surpluses.

The results of the most recent actuarial valuations of the principal defined benefit schemes were:


                                                                                           UK                US
                                                                                  _________________ _________________

Date of most recent valuations...............................................        April 5, 2000   January 1, 2002
                                                                                    Projected unit         Entry age
Method used..................................................................               method     normal method

Main assumptions:
   investment return/return on assets per annum..............................                 6.0%              8.0%
   salary increases per annum................................................                4.25%              5.0%
   market value of investments at last valuation date........................              GBP144.8m            GBP54.5m
   level of funding, being the actuarial value of assets expressed as a
     percentage of the accrued service liabilities...........................                 101%               86%


The Group operates other schemes overseas in accordance with local practice and legislation. Some of these schemes are externally funded, while others are internally funded, the amount set aside being shown in provisions for liabilities and charges.

FRS17 'Retirement Benefits'

Whilst the Group continues to account for pension costs in accordance with SSAP24 'Accounting for Pension Costs', under FRS17 'Retirement Benefits' the following additional transitional disclosures are required:

The principal assumptions used by the independent qualified actuaries in updating the most recent valuations of the principal UK and US schemes to December 31 for FRS17 purposes were:


                                                                                   UK                    US
                                                                         ____________________   __________________
                                                                            2002       2001       2002       2001
                                                                         _________   ________   ________   _______
Rate of increase in salaries.........................................        3.25%       3.5%       4.0%       5.0%
Rate of increase in pensions.........................................        2.25%       2.5%         -          -
Discount rate........................................................         5.5%       6.0%      6.75%      7.25%
Inflation rate.......................................................        2.25%       2.5%       2.5%       3.5%


The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

The fair value of the schemes' assets, which are not intended to be realized in the short term and may be subject to significant change before they are realized, and the present value of the schemes' liabilities, which are derived from cash flow projections over long periods and are therefore inherently uncertain, are:


                                  2002 UK schemes       2002 US schemes       2001 UK schemes      2001 US schemes
                               ____________________  ___________________  ____________________  ____________________

                                Long term             Long term            Long term             Long term
                                 rate of               rate of               rate of              rate of
                                 return       GBPm      return     GBPm     return       GBPm     return       GBPm
                               __________  ________  __________  _______  ___________  _______  __________  ________

Equities..................         7.0%       94.4       9.7%      34.9       7.5%      110.9      10.4%       37.1
Bonds.....................         4.5%       32.3       5.7%      15.9       5.0%       33.1       6.4%       14.2
Other.....................         4.0%       15.7       4.3%       0.1       4.0%        0.8       5.5%        1.6
                                           ________              _______               _______               ________
Total market value........                   142.4                 50.9                 144.8                  52.9
Present value of scheme
   liabilities............                  (189.5)               (67.3)               (161.6)                (61.7)
                                           ________              _______               _______               ________
Deficit...................                   (47.1)               (16.4)                (16.8)                 (8.8)
Deferred taxation.........                    14.1                  5.7                   5.0                   3.1
                                           ________              _______               _______               ________
Net pension liability.....                   (33.0)               (10.7)                (11.8)                 (5.7)
                                           ________              _______               _______               ________


If FRS17 had been fully adopted, the Group's net assets and profit and loss reserve at December 31 would have been as follows:


                                                                                                  2002        2001*
                                                                                                 _______     _______

                                                                                                   GBPm       GBPm

Net assets excluding pensions..............................................................       521.2       450.2
Pensions...................................................................................       (43.7)      (17.5)
                                                                                                 _______     _______

Net assets including pensions..............................................................       477.5       432.7
                                                                                                 _______     _______

Profit and loss reserve excluding pensions.................................................       323.3       263.2
Pensions...................................................................................       (43.7)      (17.5)
                                                                                                 _______     _______

Profit and loss reserve including pensions.................................................       279.6       245.7
                                                                                                 _______     _______



*    Restated on adoption of FRS19 'Deferred Tax'.


Pensions are stated net of deferred taxation.


21.      Pensions (continued)

If FRS17 had been  fully  adopted,  the  amounts  included  in the  Consolidated
Financial Statements would have been as follows:


Amounts charged to operating profit                                                                             2002
                                                                                                              _______

                                                                                                                GBPm
Current service cost..................................................................................          9.9
Past service costs....................................................................................          1.7
                                                                                                              _______
Total operating charge................................................................................         11.6
                                                                                                              _______


Amounts included as other finance costs                                                                        2002
                                                                                                              _______

                                                                                                               GBPm

Expected return on pension scheme assets..............................................................         15.0
Interest on pension liabilities.......................................................................        (14.4)
                                                                                                              _______

Net financial return..................................................................................          0.6
                                                                                                              _______


Amounts recognized in the statement of total recognized gains and losses                                       2002
                                                                                                              _______

                                                                                                                GBPm

Actual return less expected return on assets..........................................................        (42.2)
Experience loss on liabilities........................................................................         (6.7)
Impact of changes in assumptions relating to the present value of scheme liabilities..................        (15.4)
                                                                                                              _______

Actuarial loss........................................................................................        (64.3)
                                                                                                              _______


Movements                                                                                                      2002
                                                                                                              _______

                                                                                                               GBPm

At January 1, 2002....................................................................................        (25.6)
Current service cost..................................................................................         (9.9)
Contributions.........................................................................................         32.1
Past service costs....................................................................................         (1.7)
Settlements and curtailments..........................................................................          4.1
Net financial return..................................................................................          0.6
Actuarial loss........................................................................................        (64.3)
Currency translation movement.........................................................................          1.2
                                                                                                              _______

At December 31, 2002..................................................................................        (63.5)
                                                                                                              _______


                                                                                               % of
                                                                                               scheme
                                                                                                assets/
Experience gains and losses                                                                    liabilities   2002
                                                                                              ____________ ________

                                                                                                              GBPm


Difference between actual and expected return on scheme assets............................        (22%)      (42.2)
Experience loss on liabilities............................................................         (3%)       (6.7)
Amount recognized in the statement of total recognized gains and losses...................        (25%)      (64.3)



22.      Operating lease commitments

                                                                       Land and                Land and
                                                                       buildings     Other     buildings    Other
                                                                          2002        2002       2001        2001
                                                                      ___________  _________  ___________  _______

                                                                           GBPm       GBPm        GBPm       GBPm

At December 31 the Group had the following annual commitments under non-cancelable operating leases:
   expiring within one year.......................................         5.5         3.8         2.3        3.4
   expiring between one and five years............................         9.1         5.5        17.4       10.5
   expiring after five years......................................        10.1         0.3        22.2        1.4
                                                                      ___________  _________  ___________  _______

                                                                          24.7         9.6        41.9       15.3
                                                                      ___________  _________  ___________  _______



23.      Reconciliation of operating profit to net cash inflow from operating activities

                                                                                    2002         2001        2000
                                                                                 ___________   _________   ________

                                                                                     GBPm        GBPm        GBPm

Operating profit............................................................        199.3        201.8       183.6
Adjustments for non-cash items:
   depreciation.............................................................         33.4         32.9        27.7
   goodwill amortization....................................................         16.1         12.8         7.1
   other....................................................................         (4.3)        (1.8)        1.7
Working capital movement:
   stocks...................................................................         (4.9)         3.6        (2.2)
   debtors..................................................................         (8.8)        (1.2)      (26.1)
   creditors................................................................         14.5         (3.4)       (6.5)
Special pension contribution................................................        (20.0)           -           -
Other cash movements........................................................         (8.9)        (8.6)       (8.8)
                                                                                 ___________   _________   ________

Net cash inflow from operating activities...................................        216.4        236.1       176.5
                                                                                 ___________   _________   ________



24.      Analysis of net debt

                                                                                               Exchange
                                                                       1.1.02     Cash flow   movements    12.31.02
                                                                       _______    _________   _________    ________

                                                                         GBPm        GBPm        GBPm         GBPm

Cash at bank and in hand........................................         49.8         3.1        (1.4)        51.5
Short term deposits repayable on demand.........................         20.7       (15.6)       (1.9)         3.2
Overdrafts......................................................        (25.7)      (10.5)        0.7        (35.5)
                                                                       _______    _________   _________    ________

Cash............................................................         44.8       (23.0)       (2.6)        19.2
                                                                       _______    _________   _________    ________

Debt due within one year........................................        (38.5)       37.0         0.8         (0.7)
Debt due after one year.........................................       (249.7)      (37.4)       25.4       (261.7)
Finance leases..................................................         (0.6)        0.3           -         (0.3)
                                                                       _______    _________   _________    ________

                                                                       (288.8)       (0.1)       26.2       (262.7)
                                                                       _______    _________   _________    ________

Liquid resources................................................          9.5       128.7        (0.7)       137.5
                                                                       _______    _________   _________    ________

Net debt........................................................       (234.5)      105.6        22.9       (106.0)
                                                                       _______    _________   _________    ________




24.  Analysis of net debt (continued)

                                                                                 Exchange      Other
                                                       1.1.01      Cash flow    movements     non-cash     12.31.01
                                                      _________   ___________  ___________   __________   _________
                                                         GBPm          GBPm         GBPm        GBPm         GBPm
Cash at bank and in hand........................          37.1         12.9         (0.2)          -          49.8
Short term deposits repayable on demand.........          13.6          7.1           -            -          20.7
Overdrafts......................................         (26.3)         0.6           -            -         (25.7)
                                                      _________   ___________  ___________   __________   _________

Cash............................................          24.4         20.6         (0.2)          -          44.8
                                                      _________   ___________  ___________   __________   _________

Debt due within one year........................        (144.2)       110.7          0.8         (5.8)       (38.5)
Debt due after one year.........................        (123.2)      (123.4)        (3.1)          -        (249.7)
Finance leases..................................          (0.5)        (0.1)          -            -          (0.6)
                                                      _________   ___________  ___________   __________   _________

                                                        (267.9)       (12.8)        (2.3)        (5.8)      (288.8)
                                                      _________   ___________  ___________   __________   _________
Liquid resources................................           3.1          6.4           -            -           9.5
                                                      _________   ___________  ___________   __________   _________
Net debt........................................        (240.4)        14.2         (2.5)        (5.8)      (234.5)
                                                      _________   ___________  ___________   __________   _________



Other non-cash relates to loan notes issued on acquisition of businesses.

                                                                                              Exchange
                                                                    1.1.00      Cash flow    movements    12.31.00
                                                                   _________   ___________  ___________   _________
                                                                      GBPm         GBPm         GBPm        GBPm
Cash at bank and in hand.....................................          24.5         12.0          0.6         37.1
Short term deposits repayable on demand......................          11.5          1.3          0.8         13.6
Overdrafts...................................................         (16.5)        (8.8)        (1.0)       (26.3)
                                                                   _________   ___________  ___________   _________

Cash.........................................................          19.5          4.5          0.4         24.4
                                                                   _________   ___________  ___________   _________

Debt due within one year.....................................          (0.9)      (139.2)        (4.1)      (144.2)
Debt due after one year......................................        (118.0)         4.4         (9.6)      (123.2)
Finance leases...............................................          (0.8)         0.3            -         (0.5)
                                                                   _________   ___________  ___________   _________

                                                                     (119.7)      (134.5)       (13.7)      (267.9)
                                                                   _________   ___________  ___________   _________

Liquid resources.............................................           0.2          3.1         (0.2)         3.1
                                                                   _________   ___________  ___________   _________

Net debt.....................................................        (100.0)      (126.9)       (13.5)      (240.4)
                                                                   _________   ___________  ___________   _________

25.      Acquisitions

The principal acquisitions made during 2002 were Lockhart, acquired in May, Kenco, acquired in June, Lesnie's, acquired in November, Darenas, which the Company agreed to acquire in November and completed shortly thereafter, and Saxton and Thomas McLaughlin, each acquired in December.

Acquisitions have been accounted for under the acquisition method of accounting and contributed GBP2.7m to operating profit in 2002 (2001: GBP2.5m, 2000:
GBP4.2m).

On acquisition the assets and liabilities of the businesses acquired were adjusted to reflect their fair values to the Group. The fair value adjustments are provisional and will be finalized in the 2003 Consolidated Financial Statements.


                                                                   Provisional fair value adjustments
                                                                 _____________________________________

                                                                               Consistency
                                                     Book value                    of                    Fair value
                                                         at                    accounting                 of assets
                                                     acquisition  Revaluation    policy        Other      acquired
                                                   _____________ ____________ ____________    _______   ____________

                                                         GBPm          GBPm         GBPm        GBPm        GBPm
A summary of the effect of acquisitions in 2002
   is detailed below:
Tangible fixed assets...........................           3.0         (0.1)                                   2.9
Stocks..........................................          13.3                      (0.5)                     12.8
Debtors.........................................          18.0                      (0.6)                     17.4
Creditors.......................................         (16.9)                     (0.4)                    (17.3)
Net bank overdrafts.............................          (3.0)                                               (3.0)
Provisions for liabilities and charges..........            -                       (2.9)                     (2.9)
Deferred taxation...............................           0.2                       1.5                       1.7
Taxation........................................          (1.0)                                  (0.5)        (1.5)
                                                   _____________ ____________ ____________    _______   ____________

                                                          13.6         (0.1)        (2.9)        (0.5)        10.1
                                                   _____________ ____________ ____________    _______

Goodwill............................................................................................          65.0
                                                                                                        ____________

Consideration.......................................................................................          75.1
                                                                                                        ____________
Satisfied by:
Cash consideration..................................................................................          74.0
Deferred consideration..............................................................................           1.1
                                                                                                        ____________

                                                                                                              75.1
                                                                                                        ____________
The net cash outflow in the period in respect of acquisitions was:
Cash consideration..................................................................................          74.0
Net bank overdrafts acquired........................................................................           3.0
                                                                                                        ____________

Net cash outflow in respect of acquisitions.........................................................          77.0
                                                                                                        ____________

The principal fair value adjustments are as follows:

The adjustment in respect of tangible fixed assets comprises the revaluation of freehold properties which have been valued on an open market, existing use basis by qualified valuers.

The adjustments to stocks, debtors and creditors reflect their estimated realizable value.

The adjustment to provisions for liabilities and charges includes amounts relating to the reassessment of potential liabilities that were not fully recognized on acquisition.

The adjustment to deferred taxation reflects the recognition of a deferred taxation asset for anticipated relief on fair value adjustments.

The principal acquisitions made during 2001 were ICCS MacGregor acquired in February, Filtrati acquired in May, Godin acquired in June, BPI acquired in July, DKI Group, Eastern Paper and Packers each acquired in October and W A Blyth acquired in November.

                                                                    Provisional fair value adjustments
                                                                 _____________________________________

                                                                                 Consistency
                                                       Book value                    of                   Fair value
                                                           at                    accounting                of assets
                                                       acquisition  Revaluation    policy        Other      acquired
                                                      _____________ ____________ ____________   _______  ____________

                                                          GBPm           GBPm         GBPm        GBPm         GBPm
A summary of the effect of acquisitions in 2001
   is detailed below:
Tangible fixed assets............................           8.3         (3.2)                                  5.1
Stocks...........................................          27.8                      (2.3)                    25.5
Debtors..........................................          26.4                      (6.9)                    19.5
Creditors........................................         (24.2)                                             (24.2)
Net bank overdrafts..............................          (3.7)                                              (3.7)
Provisions for liabilities and charges...........          (3.6)                     (1.1)                    (4.7)
Deferred taxation................................          (1.3)                      3.2                      1.9
Taxation.........................................          (1.2)                                   0.6        (0.6)
Minority interest................................           0.3                                                0.3
                                                    _____________   ____________ ____________   _______  ____________

                                                           28.8         (3.2)        (7.1)         0.6        19.1
                                                    _____________   ____________ ____________   _______

Goodwill............................................................................................          69.4
                                                                                                         ____________
Consideration.......................................................................................          88.5
                                                                                                         ____________
Satisfied by:
Cash consideration..................................................................................          76.1
Deferred consideration..............................................................................          12.4
                                                                                                         ____________
                                                                                                              88.5
                                                                                                         ____________
The net cash outflow in the period in respect of acquisitions was:
Cash consideration..................................................................................          76.1
Net bank overdrafts acquired........................................................................           3.7
                                                                                                         ____________
Net cash outflow in respect of acquisitions.........................................................          79.8
                                                                                                         ____________


The principal fair value adjustments are as follows:

The adjustment in respect of tangible fixed assets comprises the revaluation of freehold properties which have been valued on an open market, existing use basis by qualified valuers.

The adjustments to stocks and debtors reflect their estimated realizable value.

The adjustment to provisions for liabilities and charges includes amounts relating to the reassessment of potential liabilities that were not fully recognized on acquisition.

The adjustment to deferred taxation reflects the recognition of a deferred taxation asset for anticipated relief on fair value adjustments.


26.      Disposals

Paper Distribution was disposed of in July 2002 and the Group's small machine building activity at Jarrow was exited during the year.

These businesses contributed GBP7.5m to operating profit in 2002.


The effect of disposals in 2002 on the net assets of the Group was:                                         GBPm
                                                                                                          _______

Intangible assets - goodwill......................................................................          (9.0)
Tangible fixed assets.............................................................................         (11.2)
Stocks............................................................................................         (29.8)
Debtors...........................................................................................         (98.4)
Creditors.........................................................................................          39.5
Net bank overdrafts...............................................................................           0.8
Deferred taxation.................................................................................          (0.2)
Taxation..........................................................................................           1.7
                                                                                                          _______

Net assets disposed...............................................................................        (106.6)
Goodwill previously written off to reserves.......................................................         (19.4)
Net cash proceeds.................................................................................         128.5
                                                                                                          _______

Profit on sale of discontinued operations.........................................................           2.5
                                                                                                          _______


The net cash inflow in the period in respect of disposals was:                                              GBPm
                                                                                                          _______

Net cash proceeds.................................................................................         128.5
Deferred cash consideration.......................................................................         (18.0)
Net bank overdrafts disposed......................................................................           0.8
                                                                                                          _______
Net cash inflow in respect of disposals...........................................................         111.3
                                                                                                          _______


The video and air-conditioning distribution and installation businesses of Greenham were disposed of during 2001.

The effect of disposals in 2001 on the net assets of the Group was:                                         GBPm
                                                                                                          _______

Intangible assets - goodwill......................................................................          (1.5)
Creditors.........................................................................................           0.3
                                                                                                          _______

Net assets disposed...............................................................................          (1.2)
Net cash proceeds.................................................................................           1.2
                                                                                                          _______

                                                                                                              -
                                                                                                          _______

The net cash inflow in the period in respect of disposals was:                                              GBPm
                                                                                                          _______

Net cash proceeds.................................................................................           1.2
                                                                                                          _______

Net cash inflow in respect of disposals...........................................................           1.2
                                                                                                          _______


27.      Companies Act 1985

The Consolidated Financial Statements do not constitute "statutory accounts" within the meaning of the Companies Act 1985 of Great Britain for any of the periods presented. Statutory accounts for the year ended December 31, 2001 have been filed with the United Kingdom's Registrar of Companies. The statutory accounts for the year ended December 31, 2002 will be delivered to the Registrar of Companies following the Company's Annual General Meeting. The auditors have reported on these accounts. The reports were unqualified and did not contain statements under Section 237(2) or (3) of the Act.

These Consolidated Financial Statements exclude certain parent company statements and other information required by the Companies Act 1985, however, they include all material disclosures required by generally accepted accounting principles in the United Kingdom including those Companies Act 1985 disclosures relating to the statements of income and balance sheet items.

28.      Summary of significant differences between UK GAAP and US GAAP

The Group's Consolidated Financial Statements are prepared in accordance with UK GAAP which differ in certain significant respects from US GAAP. Set out below is a summary of the significant differences, a reconciliation of profit from UK GAAP to US GAAP, a statement of comprehensive income, earnings per share, a reconciliation of the effect on earnings of adopting SFAS142, a reconciliation of equity shareholders' funds from UK GAAP to US GAAP and a consolidated cash flow statement on a US GAAP basis.

   (a)   Goodwill and other intangible assets

Under UK GAAP goodwill arising on acquisitions made after December 31, 1997 is capitalized and is amortized through the profit and loss account over a period of up to 20 years. Goodwill arising on acquisitions made prior to January 1, 1998 remains eliminated against equity reserves.

Under US GAAP the excess of the fair value of the consideration paid over the fair value of the net assets acquired including identifiable intangible assets is assigned to goodwill. Under US GAAP the Group ceased amortizing all goodwill from January 1, 2002 upon full adoption of SFAS142 'Goodwill and Other Intangible Assets'. Goodwill is capitalized and is now subject to an annual impairment test to identify any impairment loss. SFAS141 'Business Combinations' was adopted by the Group from July 1, 2001. Accordingly, identifiable intangible assets are capitalized and amortized over their useful economic life.

Under UK GAAP the profit or loss on disposal of a business acquired prior to January 1, 1998 is calculated after taking account of any goodwill written off to reserves. Under US GAAP an adjustment to the UK GAAP profit or loss is made in respect of goodwill previously amortized.

   (b)   Own shares

Under UK GAAP the Company recognizes as an asset the cost of acquiring its own shares to satisfy the requirements of the Long Term Incentive Plan and the Deferred Annual Share Bonus Scheme and to satisfy options granted under the 1994 Executive Share Option Scheme in respect of market purchased shares. Under US GAAP this is presented as a reduction of equity shareholders' funds, as these shares are treated as treasury shares.

   (c)   Ordinary dividends

Under UK GAAP ordinary dividends are accounted for in the period to which they relate which may be earlier than the date of declaration. Under US GAAP ordinary dividends are accounted for in the period in which they are declared.

   (d)   Property revaluation

Under UK GAAP until December 31, 1999 land and buildings were revalued periodically and depreciation based on such revalued amounts. As permitted under FRS15 'Tangible Fixed Assets', the valuations of land and buildings have not been and will not be updated. Under US GAAP revaluations of fixed assets are not permitted and depreciation is calculated based on historic cost.

   (e)   Pension costs

Under UK GAAP the expected cost of pensions is charged to the Group's profit and loss account so as to spread the cost of pensions over the expected service lives of employees. Surpluses arising from actuarial valuations are similarly spread. Under US GAAP costs and surpluses are also spread over the expected service lives but based on prescribed actuarial assumptions, allocation of costs and valuation methods which differ from those used for UK GAAP. Furthermore, US GAAP requires the recognition of an additional minimum pension liability which is recorded through the statement of comprehensive income. This reflects the extent to which the funding status of any scheme does not cover the unfunded accumulated benefit obligation for that scheme.

28.      Summary of significant differences between UK GAAP and US GAAP
         (continued)

   (f)   Share schemes

Under UK GAAP the Group recognizes a compensation cost for only the cost of its own shares acquired to satisfy the requirements of the Long Term Incentive Plan and the Deferred Annual Share Bonus Scheme. Under US GAAP APB Opinion 25 requires a compensation cost to be recorded for all of the Group's performance based executive share schemes and for the discount provided to employees in respect of the Sharesave Schemes.

   (g)   Derivative instruments

Under UK GAAP changes in the fair value of interest rate derivatives are not recognized in the financial statements but are disclosed in Note 15. Furthermore, gains and losses on foreign exchange contracts used for hedging net investments have been taken to reserves. Under US GAAP derivative financial instruments are required to be recorded in the balance sheet as either an asset or liability at fair value. Changes in the fair value of these derivative instruments are recognized in the profit and loss account unless specific hedge accounting criteria are met. Certain of the Group's derivatives qualify for hedge accounting under US GAAP thereby reducing the effect on the profit and loss account from gains and losses arising from changes in their fair values.

   (h)   Deferred taxation

The adoption of FRS19 'Deferred Tax' on January 1, 2002 has eliminated the significant differences between accounting for deferred taxation under UK GAAP and US GAAP. As a result, the adjustments for taxation now primarily relate to the effect of other US GAAP adjustments.

   (i)   Discontinued operations

UK GAAP and US GAAP have different criteria for determining discontinued operations. Under US GAAP discontinued operations would exclude the exiting of the small machine building activity at Jarrow.

   (j)   Cash flows

The principal difference between UK GAAP and US GAAP is in respect of classification. Under UK GAAP the Group presents its cash flows from operating activities, returns on investments and servicing of finance, tax paid, capital expenditure, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. US GAAP requires only three categories of cash flow activities which are operating, investing and financing. Cash flows arising from tax paid and returns on investments and servicing of finance under UK GAAP are, with the exception of dividends paid to minority shareholders, included as operating activities under US GAAP. Dividend payments are included as a financing activity under US GAAP. In addition capital expenditure and acquisitions and disposals under UK GAAP are presented as investing activities under US GAAP.

Under UK GAAP cash comprises cash in hand, deposits repayable on demand and overdrafts. Under US GAAP cash and cash equivalents include short term, highly liquid investments with original maturities of less than three months and excludes overdrafts.

   (k)   Exceptional items

Under UK GAAP profit on sale of discontinued operations is disclosed as an exceptional item after operating profit. Under US GAAP this profit is not treated as exceptional.

   (l)   Statement of comprehensive income

Under UK GAAP the statement of total recognized gains and losses is similar to the statement of comprehensive income under US GAAP.


28.      Summary of significant differences between UK GAAP and US GAAP (continued)

                                                                                     for the year ended December 31
                                                                                    _________________________________

Profit                                                                        Note       2002       2001*      2000*
                                                                             ______    _______     _______    _______
                                                                                         GBPm        GBPm       GBPm
Continuing operations....................................................                118.5      105.6       88.2
Discontinued operations..................................................                  6.7       11.3       19.9
                                                                                       _______     _______    _______

Profit for the financial year in accordance with UK GAAP.................                125.2      116.9      108.1
                                                                                       _______     _______    _______
US GAAP adjustments:
Amortization of goodwill and other intangibles...........................       (a)       13.4       (8.9)      (8.7)
Disposal of business.....................................................       (a)        9.6         -         0.1
Pension costs............................................................       (e)        1.3       (0.4)       2.9
Share option expense.....................................................       (f)       (0.5)      (5.0)      (5.3)
Capital instruments and derivatives......................................       (g)       (1.2)       1.0         -
Deferred taxation........................................................       (h)         -          -         1.7
Taxation on above adjustments............................................                   -        (1.2)      (1.4)
                                                                                      _______     _______    _______

Net income for the financial year in accordance with US GAAP.............                147.8      102.4       97.4
                                                                                      _______     _______    _______
Continuing operations....................................................                126.5       91.6       84.3
Discontinued operations (1)..............................................                 21.3       10.8       13.1
                                                                                       _______     _______    _______

Net income for the financial year in accordance with US GAAP.............                147.8      102.4       97.4
                                                                                       _______     _______    _______





                                                                                     for the year ended December 31
                                                                                    _________________________________

Statement of comprehensive income                                                       2002       2001        2000
                                                                                      _______    _______     _______

                                                                                        GBPm       GBPm        GBPm

Net income for the financial year in accordance with US GAAP......................     147.8      102.4        97.4
Additional minimum pension liability net of income tax (2)........................     (53.4)         -           -
Currency translation net of income tax (3)........................................     (23.6)      (4.1)        8.1
                                                                                      _______    _______    _______

Comprehensive income in accordance with US GAAP...................................      70.8       98.3       105.5
                                                                                      _______    _______    _______


Earnings per share in accordance with US GAAP.....................................      32.0p      22.3p       21.4p
                                                                                       _______    _______    _______

Diluted earnings per share in accordance with US GAAP.............................      31.6p      22.0p       21.1p
                                                                                       _______    _______    _______

*    Restated on adoption of FRS19 'Deferred Tax'.



(1) Includes profit on disposal of discontinued operations in 2002 of GBP14.3 million, representing a basic earnings per share impact of 3.1 pence.

(2) Income tax on additional minimum pension liability for 2002 was GBP23.7 million (2001: GBPnil, 2000: GBPnil).

(3)  Income tax on currency translation for 2002 was GBP0.6 million (2001:
     GBP0.4 million, 2000: GBP(0.1) million).


28.      Summary of significant differences between UK GAAP and US GAAP
         (continued)


                                                                                     for the year ended December 31
                                                                                    _________________________________
Goodwill and other intangible assets - adoption of SFAS142                               2002        2001       2000
                                                                                    ___________  __________  ________
                                                                                         GBPm        GBPm       GBPm

Net income for the financial year in accordance with US GAAP....................         147.8      102.4       97.4
Goodwill amortization...........................................................                     21.7       15.8
                                                                                    ___________  __________  ________

Adjusted net income for the financial year in accordance with US GAAP............        147.8      124.1      113.2
                                                                                    ___________  __________  ________

Earnings per share in accordance with US GAAP...................................          32.0p      22.3p      21.4p
Goodwill amortization...........................................................                      4.7p       3.5p
                                                                                    ___________  __________  ________

Adjusted earnings per share in accordance with US GAAP..........................          32.0p      27.0p      24.9p
                                                                                    ___________  __________  ________

Diluted earnings per share in accordance with US GAAP...........................          31.6p      22.0p      21.1p
Goodwill amortization...........................................................                      4.7p       3.4p
                                                                                    ___________  __________  ________

Adjusted diluted earnings per share in accordance with US GAAP..................          31.6p      26.7p      24.5p
                                                                                    ___________  __________  ________




                                                                                             at December 31
                                                                                    _________________________________

Equity shareholders' funds                                                    Note     2002       2001*      2000*
                                                                             ______   ________  _________  __________
                                                                                        GBPm       GBPm       GBPm

Equity shareholders' funds in accordance with UK GAAP....................               544.0      456.5      385.9
US GAAP adjustments:
Goodwill and other intangibles...........................................       (a)     226.1      236.7      243.6
Own shares...............................................................       (b)     (19.2)     (13.2)      (8.4)
Ordinary dividend........................................................       (c)      35.3       32.4       29.0
Disposal of business.....................................................       (a)       9.6         -          -
Property revaluations....................................................       (d)      (1.5)      (1.6)      (1.7)
Pensions.................................................................       (e)     (80.8)      (0.3)       0.1
Capital instruments and derivatives......................................       (g)         -       (0.2)        -
Deferred taxation........................................................       (h)       1.6        1.8        2.1
Taxation on above adjustments............................................                26.7        2.0        1.3
                                                                                       _______  _________   ________

Equity shareholders' funds in accordance with US GAAP....................               741.8      714.1      651.9
                                                                                       _______  _________   ________
*    Restated on adoption of FRS19 'Deferred Tax.'





                                                                                     for the year ended December 31
                                                                                    _________________________________

Consolidated cash flow statement                                                        2002       2001       2000
                                                                                    __________  __________  _________
                                                                                        GBPm       GBPm       GBPm

Net cash inflow from operating activities........................................       153.3      168.1      113.9
Net cash inflow/(outflow) from investing activities..............................         2.6     (117.2)    (208.1)
Net cash (outflow)/inflow from financing activities..............................       (30.2)     (30.9)     107.5
                                                                                    __________  __________  _________
Net increase in cash and cash equivalents per US GAAP............................       125.7       20.0       13.3
Exchange adjustments.............................................................        (4.0)      (0.2)       1.4
Cash and cash equivalents at beginning of year per US GAAP.......................        70.5       50.7       36.0
                                                                                    __________  __________  _________
Cash and cash equivalents at end of year per US GAAP.............................       192.2       70.5       50.7
                                                                                    __________  __________  _________


28.      Summary of significant differences between UK GAAP and US GAAP
         (continued)

Recent ASB and FASB pronouncements

The Group continued to adopt the transitional disclosure requirements of FRS17 'Retirement Benefits' in the Consolidated Financial Statements for the year ended December 31, 2002. FRS17 was issued in December 2000 and addresses the method in which pension costs are charged to the profit and loss account. The Group will fully adopt FRS17 in 2003.

In April 2002, the FASB issued SFAS145 'Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections'. SFAS145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS145 is effective for accounting years ending on or after May 15, 2002. The Group has evaluated the impact of SFAS145 and it has had no material impact on the Group's 2002 Consolidated Financial Statements.

In July 2002, the FASB issued SFAS146 'Accounting for Costs Associated with Exit or Disposal Activities' SFAS146 covers the recognition of liabilities for costs associated with an exit or disposal activity and provides the accounting and reporting requirements for such obligations, and nullifies the guidance in Emerging Issues Task Force ("EITF") Issue 94-3 'Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity'. SFAS146 is effective for plans initiated after December 31, 2002. Since SFAS146 applies to future activities, which may not yet have been envisaged, the future impact of the application of SFAS146 to the Group cannot be determined.

In November 2002, the FASB issued FASB Interpretation ("FIN") 45 'Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others'. FIN45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the non-contingent obligation undertaken in issuing the guarantee, that is, the obligation to stand ready to perform in the event that specified triggering events or conditions occur. FIN45 also incorporates without change, the guidance in FIN34 'Disclosure of Indirect Guarantees of Indebtedness of Others', which is being superseded. FIN45 does not have a material effect on the Group's results.

In December 2002, the FASB issued SFAS148 'Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of SFAS123'. This provides alternative methods of transition for a stock-based employee compensation and amends disclosure requirements of SFAS123 about the method of accounting for stock-based employee compensation and the effect of the method on reported results. The Group accounts for stock-based compensation under Auditing Practices Board Opinion 25 and therefore SFAS148 will have no effect on the Group.

EITF02-13 'Deferred Income Tax Considerations in Applying the Goodwill Impairment Test in FASB Statement 142' was issued in September 2002. SFAS142 was adopted for the year ended December 31, 2002. The impact of including deferred income taxes within the impairment test in SFAS142 was not material to the Group.

EITF02-16 'Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor', which was issued in November 2002, states that a cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should therefore be characterized as a reduction of cost of sales when recognized in the customer's income statement. EITF02-16 has not had a material impact on the Group.

EITF02-17 'Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination' was issued in October 2002. The customer lists acquired by the Group continued to meet the criteria outlined in both SFAS141 and EITF02-17. The impact of EITF02-17 was not material to the Group.

                                     ANNEX A


                         Directors' Remuneration Report
                      for the year ended December 31, 2002

Terms of reference of the Remuneration Committee

     The terms of reference of the Remuneration Committee ('the Committee'), as approved by the Board, embody the purpose of the Committee as ensuring that the Company's executive directors and senior executives are fairly rewarded for their individual contributions to the Group's overall performance having due regard to the interests of the shareholders and to the financial and commercial health of the Group.

Membership

     All members of the Committee, who are identified on page 19 of the Annual Review and Summary Financial Statement, are independent non-executive directors. The Committee is chaired by Mr C A Banks who succeeded Mr A P Dyer in February 2003. Members of the Committee do not have any personal financial interest (other than as shareholders) in matters decided by the Committee, nor do they have any potential conflict of interest arising from cross-directorships or day to day involvement in running the Group's business.

     The Committee meets at least three times during the year and at other times as may be required. While the Chairman of the Company, Mr A J Habgood, is not a member of the Committee, he normally attends meetings except when the Committee is considering matters concerning himself.

Audit

     The directors' remuneration in 2002 and the details of the directors' interests in the Company's ordinary shares disclosed on pages A-4 to A-7 have been audited by the Company's independent external auditor.

Remuneration policy

     The Company's current remuneration policy for 2003 and beyond is designed to help ensure the recruitment, retention and motivation of the executive directors by providing fair reward for the responsibilities they undertake and the performance they achieve on behalf of shareholders. In this context, the Committee's policy is to set the overall remuneration package at a competitive level and in a form that permits significant additional remuneration to be earned for high performance over a sustained period. This is normally to be achieved by benchmarking base pay against comparator companies and a range of factors, including performance (see below), and by providing, in addition, short term and long term incentives geared to performance.

     In assessing the balance of performance related and non-performance related elements of remuneration, base pay and benefits are treated as non-performance related, whereas annual bonus (including awards under the Deferred Annual Share Bonus Scheme) and long term incentives are treated as performance related. For this purpose, share options are valued at one third of their face value on grant. On this basis, the Committee sets the remuneration package such that at least half the total target remuneration package is derived from the performance related elements.

     Both the overall competitiveness of the remuneration package and the balance between performance and non-performance related elements are kept under regular review in the light of market practice and the needs of the Company. The Committee commissions reports and receives advice on directors' remuneration from independent remuneration and benefits consultants, namely Monks Partnership and New Bridge Street Consultants, who may from time to time provide other services to the Company on remuneration and benefit matters that are not the subject of review by the Committee. The Committee has asked for two specific surveys to be carried out on its behalf by Monks Partnership in 2003. One addresses annual bonus plans and the other deals with long term incentives. Further details of the remuneration policy and how it is currently applied to the various aspects of remuneration is provided in the relevant sections below.

     With regard to external pay survey data, the Committee reviews each year, prior to the annual review of base pay in January, information on remuneration and benefit levels based on an external survey conducted on its behalf by Monks Partnership. The Committee seeks to maintain, wherever possible, a consistent and appropriate basis for comparison year on year in terms of the survey methodology and, in particular, the use of comparator groups on which the survey is based. There are three comparator groups that the Committee uses. These are related to sales, profit before tax and market capitalization. In each case the comparator group consists of 20 non-financial UK based companies that have substantial operations overseas. 10 of the companies in each comparator group are the next highest and 10 are the next lowest compared to Bunzl. The results from each of the comparator groups are blended by Monks Partnership to provide an overall assessed market position as at 1 January of the year of the review. Neither Monks Partnership nor New Bridge Street Consultants provide specific recommendations to the Committee on remuneration or benefit levels for the executive directors. The Committee does, however, review survey information provided by them in the light of its established remuneration policy before making its decisions. All decisions of the Committee were implemented in full.

Base pay

     The base pay of each executive director is set to reflect the size and scope of that director's responsibilities undertaken on behalf of the Board, the level of overall performance achieved and experience in the post. As stated above, it is benchmarked against comparator companies and the actual pay level is set after taking account of performance, relevant external survey data and the general movement of base pay within the Group.

Annual Bonus Plan

     The executive directors participate in an annual bonus plan intended to support the Company's overall remuneration policy. The bonus plan for each executive director contains meaningful targets that seek to focus attention on one or two key measures of short to medium term achievement. In 2002, the target for the annual bonus for the UK executive directors was linked to the Group's achievement of earnings per share after certain specified adjustments ('eps'). Detailed terms of the plan were determined by the Committee and provided for a bonus to be awarded if the Group achieved, in 2002, a threshold eps level. No bonus was to be awarded for eps achievement below the threshold level. The bonus plan provided for an increase in the bonus award pro rata for eps achievement above the threshold up to a target level of eps and for above target achievement. Half of this annual bonus is normally paid in cash and half is deferred under the rules of the Deferred Annual Share Bonus Scheme ('DASBS', details of which are set out below). For Mr P G Lorenzini, the bonus plan was based on the profit and return on average capital employed achieved in the business for which he is directly responsible. A maximum bonus award was specified in each case. Bonus awards are not pensionable.

     Under the DASBS, eligible executives, including the UK executive directors, receive the deferred element of their annual bonus as an award of ordinary shares. The ordinary shares are purchased in the market and deposited with the Bunzl Group General Employee Benefit Trust (the 'Trust') until 1 March in the third year after the year in which the award is made, following which they are transferred to the executive provided normally that the executive has remained in the employment of the Group throughout that period. The DASBS forms a part of the annual bonus plan so as to provide, in total, an annual bonus opportunity linked to the overall performance of the Group, with a significant portion of any bonus award held in shares for a three year period. The Committee believes this supports the overall remuneration policy and contributes to the alignment of executives' and shareholders' interests. In 2002, an award of 45,061 shares was made in respect of Mr A J Habgood and an award of 24,578 shares was made in respect of Mr D M Williams. In both cases the shares would transfer to Mr A J Habgood and Mr D M Williams respectively on 1 March 2005, subject to the rules of the DASBS.

     The Committee also reviews and authorizes the outline structure of annual bonus plans for other senior executives within the Group. These plans are based on performance targets relevant to individual businesses or areas of responsibility and are compatible with the principles of the bonus plans approved for the executive directors.

Share based incentives

     The Committee believes that the long term performance of the Group is an important consideration for shareholders and that share based incentives are an important part of helping to align the interests of shareholders and those employed by the Group. The Committee welcomes the fact that each of the executive directors currently has a meaningful holding of Bunzl shares.

     The Group operates an Executive Share Option Scheme under which the executive directors and other senior executives in the Group may be granted options over Bunzl shares. The 1994 Executive Share Option Scheme (the '1994 Scheme') replaced the Executive Share Option Scheme (No.2) (the 'No.2 Scheme'), which expired in 1994, and was approved by shareholders at the 1994 Annual General Meeting. The 1994 Scheme is consistent with principles expressed in guidelines issued, at the time of its approval, by bodies representing institutional investors. In particular a Company performance condition, determined by the Committee, has to be satisfied before options may normally be exercised. Options granted to date under the 1994 Scheme may normally only be exercised if, during any three consecutive financial years since the option was granted, the increase in the adjusted earnings per share of the Group is equal to or greater than the increase in the Retail Prices Index over that period, plus 6%. This condition, which was approved by shareholders at the time the 1994 Scheme was adopted, has been satisfied in respect of options granted prior to 2001 under the 1994 Scheme. The grant of executive share options is made on a discretionary basis, taking account of each executive's performance and job responsibilities. In normal circumstances options granted are exercisable, subject to satisfaction of the relevant performance condition as referred to above, not earlier than three years and not later than 10 years after the date of grant. Options were granted to the UK executive directors in February and August 2002 in respect of market purchased shares that are held through the Trust. As the 1994 Scheme is due to expire next year, it is the Committee's current intention to adopt a new Executive Share Option Scheme. Shareholders will be asked to approve this new Scheme at the 2004 Annual General Meeting.

     The Sharesave Scheme (2001) replaced the Sharesave Scheme (1991), which expired in 2001, (together the 'Sharesave Schemes') and was approved by shareholders at the 2001 Annual General Meeting. The Sharesave Schemes are approved by the Inland Revenue and are open to all UK employees, including executive directors, who have completed at least one year of continuous service. They are linked to a contract for monthly savings of up to GBP250 per month over a period of either three or five years. Under the Sharesave Schemes options are granted to participating employees at a discount of up to 20% to the market price prevailing on the day immediately preceding the date of invitation to apply for the option. Options are normally exercisable either three or five years after they have been granted. The Group introduced, with effect from 1 January 2000, the Bunzl Employee Stock Purchase Plan (US) following approval given at an Extraordinary General Meeting of shareholders held on 5 October 1999. This Plan provides an opportunity for Bunzl Group employees in the US, including Mr P G Lorenzini, to purchase Bunzl shares in the form of American Depositary Receipts ('ADRs') at a 15% discount to the market price, up to an annual maximum of 10% of remuneration or $25,000 worth of ADRs, whichever is lower. The purchase of the ADRs is funded by after-tax payroll deductions from the employee with the employing company contributing the 15% discount.

     Based on the authority  obtained at the 2001 Annual  General  Meeting,  the
Company introduced the International Sharesave Plan during 2002 in the Netherlands and Germany. This operates on a similar basis to the Sharesave Scheme (2001) except that monthly savings are limited to EUR400 per month and options are normally exercisable three years after they have been granted. None of the executive directors are eligible to participate in this Plan.

     The table below shows the number of options held by the directors at 31 December 2002 and options granted to and exercised by the directors during 2002 under the No.2 Scheme, the 1994 Scheme and the Sharesave Schemes, all of which have been approved by shareholders.

                                                                                          Market     Date    Expiry
                                                   Granted  Exercised           Exercise price at  from       date
                                                   during    during             price    exercise   which
                                          1.1.02    year      year    31.12.02    (p)      (p)     exercisable


A J Habgood           No.2 Scheme         147,058            147,058        -      115.6    530.5
                      No.2 Scheme          47,490                 -    47,490      151               23.6.97  22.6.04
                      No.2 Scheme          31,980                 -    31,980      129               23.6.99  22.6.04
                      Sharesave Scheme      8,712              8,712        -      198      437
                      Sharesave Scheme               4,613        -     4,613      356               1.11.07   1.5.08
                      1994 Scheme         406,504                 -   406,504      246                9.3.02   8.3.09
                      1994 Scheme         150,000                 -   150,000      289                1.3.03  28.2.10
                      1994 Scheme         125,000                 -   125,000      384               30.8.03  29.8.10
                      1994 Scheme         135,000                 -   135,000      455.5             27.2.04  26.2.11
                      1994 Scheme         145,000                 -   145,000      450               29.8.04  28.8.11
                      1994 Scheme                  155,000        -   155,000      482               28.2.05  27.2.12
                      1994 Scheme                  190,000        -   190,000      461               29.8.05  28.8.12

D M Williams          No.2 Scheme          70,778                 -    70,778      151               23.6.97  22.6.04
                      No.2 Scheme          23,592             23,592        -      129      520.5
                      Sharesave Scheme      3,145                 -     3,145      308               1.11.03   1.5.04
                      1994 Scheme         145,782                 -   145,782      246                9.3.02   8.3.09
                      1994 Scheme          29,275                 -    29,275      245               30.3.02  29.3.09
                      1994 Scheme          80,000                 -    80,000      289                1.3.03  28.2.10
                      1994 Scheme          65,000                 -    65,000      384               30.8.03  29.8.10
                      1994 Scheme          65,000                 -    65,000      455.5             27.2.04  26.2.11
                      1994 Scheme          70,000                 -    70,000      450               29.8.04  28.8.11
                      1994 Scheme                   75,000        -    75,000      482               28.2.05  27.2.12
                      1994 Scheme                   90,000        -    90,000      461               29.8.05  28.8.12




     Mr P G Lorenzini currently has no options under the terms of any Company share option scheme. The exercise price of executive options under the No.2 Scheme is the mid-market price of an ordinary share on the date of grant of the option. The exercise price of executive options under the 1994 Scheme is the market price prevailing on the day immediately preceding the date of grant of the option or, if higher in the case of options granted prior to 2001, the price on the date of grant. For savings-related options under the Sharesave Scheme the exercise price is the mid-market price of an ordinary share on the day immediately preceding the date of invitation to apply for the option, less 20%.

     The options granted under the No.2 Scheme and 1994 Scheme are normally capable of being exercised on or after the third anniversary of the date of grant of the relevant option. As permitted by the amendments to the rules of the No.2 Scheme, approved by shareholders at the 1992 Annual General Meeting, some of the options are also capable of being exercised at a price of 85% of the full exercise price, on or after the fifth anniversary of the date of grant for the relevant option, provided that, during any five consecutive financial years since the option was granted, the increase in the adjusted earnings per share of the Group is equal to, or greater than, the increase in the Retail Prices Index over that period, plus 10%. This condition has been satisfied in respect of certain options granted in 1994, the only year for which it is still relevant. These options may now be exercised at a price of 129p.

     The mid-market price of an ordinary share on 31 December 2002 was 380p and the range during 2002 was 368p to 547p.

     The 1999 Directors' Remuneration Report recorded the Committee's decision not to grant any awards under the Long Term Incentive Plan ('LTIP') to the directors in 1999. This decision has also applied in 2000, 2001 and 2002. The status of the outstanding LTIP awards, as they affect the executive directors, other than Mr P G Lorenzini who does not participate in the LTIP, is as follows.

     The 1996 awards of 71,875 ordinary shares to Mr D M Williams vested at the end of 1999 and became exercisable from 1 January 2001. He exercised this award on 28 October 2002 giving a total market value on exercise of GBP324,695. The awards granted in 1997 to Mr A J Habgood and Mr D M Williams of 139,887 and 89,326 ordinary shares respectively also vested at the end of 1999 and these shares became exercisable on 1 January 2000 and will expire on 31 December 2003. The 1998 awards of 141,000 and 89,000 ordinary shares to Mr A J Habgood and Mr D M Williams respectively vested at the end of 2000. They became exercisable on 1 January 2001 and will expire on 31 December 2004. No awards were exercised by Mr A J Habgood in 2002 and the market value of awards exercised by him in 2001 was GBP628,704. No awards were exercised by Mr D M Williams in 2001.

     Any shares required to fulfil entitlements under the LTIP, DASBS and the 1994 Scheme in respect of options over market purchased shares will be provided by the Trust. Mr A J Habgood and Mr D M Williams are deemed by virtue of the Companies Act 1985 to be interested in all the shares held by the Trust, which at 31 December 2002 amounted to 5,454,213 ordinary shares, because they are potential beneficiaries under the Trust together with all other directors and employees of the Group. These interests do not reflect the awards actually made to them individually through the Trust that are summarized above.

     The Company's total shareholder return over the last five years compared to that of the FTSE Support Services Sector is shown in the graph on page 24 of the Annual Review and Summary Financial Statement (although the Company has only been a constituent of this Sector since December 1998).

Retirement benefits

     As stated in the Accounting Policies section of the financial statements and elaborated upon in the relevant Note thereto, the Group utilizes both defined benefit and defined contribution pension schemes throughout the world. In the UK the Group has historically operated as its main contributory scheme for senior executives the Bunzl Senior Pension Scheme ('BSPS'). BSPS provides for members' contributions currently at the rate of 5% of pensionable salary (which is basic salary), rising to 9% with effect from 1 April 2003, with the Group being responsible for the balance of the cost of providing the benefit as determined from time to time by the consulting actuaries to BSPS. Subject to Inland Revenue limits, BSPS members are eligible for a pension which accrues at a maximum rate of 3% per annum up to two thirds of pensionable salary, with a normal retirement age of 60 years. BSPS also provides for payment of certain benefits in the event of death or disability. The current UK executive directors may choose to be members of BSPS or to opt for a private pension scheme. In the event that a director opts for a private pension scheme the Company also contributes to lump sum life assurance cover equivalent to that provided under BSPS. Because of the cap on pensionable salary introduced in the Finance Act 1989, the amount of direct contribution by the Company to pension schemes for the UK executive directors is limited and arrangements have therefore been made to provide the executive directors with an allowance which permits them to make provision, of their choice, in respect of that part of their salary which exceeds the cap. In the US the main scheme for employees is the non-contributory Bunzl USA, Inc Retirement Plan ('US Plan'). Subject to IRS limits, members of the US Plan earn a lifetime pension which accrues at the rate of 1.67% per annum, up to 50% of the five year average pensionable salary less the primary Social Security benefit, with a normal retirement age of 65 years. Pensionable salary in the US Plan is capped at $140,000. The US Plan also provides for certain benefits in the event of death or disability. These plans are now closed to new entrants who will be offered a defined contribution arrangement. Because of the cap on pensionable salary under the US Plan, the pensions of senior US executives are limited and arrangements have been made to provide certain executives with supplementary pensions through a Senior Executive Retirement Agreement ('SERA'). Mr P G Lorenzini's SERA provides for a lifetime pension of $370,000 per annum, payable upon retirement.

Executive directors' service contracts

     It is the Company's policy that executive directors are normally employed on contracts that provide for 12 months' notice from the Company and six months' notice from the executive. Mr A J Habgood and Mr D M Williams each have service contracts dated 16 January 1996 that provide for these notice periods. The only circumstances in which there is predetermined compensation for termination of these contracts are where there is a change of control of the Company. There are no provisions for predetermined compensation in excess of one year's remuneration and benefits in kind. Mr P G Lorenzini has a fixed term service contract dated 25 February 2002 which runs to 31 December 2003. Early termination of this contract for reasons other than cause would require payment by the Company of the balance of Mr Lorenzini's entitlement under the contract.

Other principal benefits for executive directors

     In common with many senior executives in the Group, the executive directors are eligible for certain benefits which include the provision of a company car and payment of its operating expenses including fuel, in line with prevailing Group policies, and, in the case of Mr A J Habgood and Mr D M Williams, private medical plan coverage under the Company's prevailing UK healthcare plan. Mr P G Lorenzini participates in welfare benefit plans made available to all US employees of the Group covering life insurance, medical, dental and disability cover.

Non-executive directors

     The non-executive directors are paid an annual fee for their services plus a daily fee for attending meetings of the Board and Board Committees. In addition, where relevant, they are paid a fee for chairing a Board Committee. The non-executive directors do not have service contracts, are not eligible for pension scheme membership or other employee benefits and do not participate in any of the Group's bonus, share option or long term incentive plans. The non-executive directors' pay is reviewed annually, based on external market survey data, and is determined by the Board.

Directors' remuneration

     The following table gives details of each director's remuneration for the year.

                                                    Annual cash     Pension
                                       Salary/fees     bonus       allowance    Benefits       Total        Total
                                          2002          2002         2002         2002         2002         2001
                                      _____________ ___________    _________    _________     _______     _________

                                          GBP000       GBP000        GBP000      GBP000        GBP000       GBP000
Executive
A J Habgood                                675.0        228.2         180.6         23.8      1,107.6      1,022.6
D M Williams                               365.0        123.4          80.5         28.2        597.1        545.9
P G Lorenzini                              827.8        577.9             -         25.8      1,431.5      1,412.4

Non-executive
A P Dyer                                    88.2           -              -            -         88.2         76.3
L C McQuade                                 45.3           -              -            -         45.3         42.5
S G Williams                                32.0           -              -            -         32.0         28.1
P Heiden                                    32.0           -              -            -         32.0         24.7
J F Harris                                  35.4           -              -            -         35.4         26.1
C A Banks                                   20.3           -              -            -         20.3




Notes

1 The remuneration for Mr P G Lorenzini, Mr A P Dyer and Mr L C McQuade is paid or determined in US dollars and has been translated at the average exchange rates for the year of GBP1: $1.51 in respect of 2002 and GBP1:
    $1.44 in respect of 2001.

2 The remuneration for Mr C A Banks relates to the period from 1 June 2002 (the date of his appointment to the Board) to 31 December 2002.

3 Benefits incorporate all taxable benefits arising from employment by the Company that principally relate to the provision of a company car.

4 The figures above represent remuneration earned as directors during the relevant financial year including, in the cases of Mr A J Habgood, Mr D M Williams and Mr P G Lorenzini, performance related elements which are paid in cash in the year following that in which they are earned.

5 The fees paid in respect of Mr S G Williams' services are paid to his employer, Unilever PLC, and not to Mr S G Williams personally.

6 As Mr A J Habgood is not a member of the Company pension scheme, the Company normally makes a direct pension contribution, at Mr A J Habgood's direction, to a personal pension scheme in his name. In 2002 this amounted to GBP29,160 (2001: GBPnil). In accordance with Mr A J Habgood's contract of employment the relevant amount paid as a direct pension contribution has been deducted from the total pension allowance in 2002. The balance is shown in the table above as the pension allowance. The values of the pension benefits in the cases of Mr D M Williams and Mr P G Lorenzini are shown in the table below and are not included in the directors' remuneration table on the previous page. In addition the Company pays all necessary contributions, on actuarial advice, to a Senior Executive Retirement Agreement ('SERA') for Mr P G Lorenzini.
    For 2002 this amounted to GBP208,791 (2001: GBP223,549).


                                                                               Change in transfer
                                                                                value of accrued
                                                               Transfer       benefits during the        Transfer
                                          Accrued benefits     value of      year, after deducting       value of
                                                                accrued      contributions made by       accrued
                      Accrued benefits                        benefits at   the director during the      benefits
                        at 31.12.01         at 31.12.02        31.12.01               year               31.12.02
                      ________________    ________________   ____________  ________________________     __________

                            GBP                 GBP               GBP                  GBP                  GBP

D M Williams               29,336              32,653            453,909             115,918              574,665
P G Lorenzini*             23,102              25,154            169,648              39,304              208,952


* Excluding SERA entitlements


Notes

1 The increase in accrued benefits during the year excludes the effect of inflation on the accrued pension as at the start of the year.

2 Accrued benefits are the annual amount that would be paid on retirement at the normal retirement age based on service to 31 December 2002.

3 The above figures do not take account of any Additional Voluntary Contributions that all members of BSPS have the option to make.

4 The transfer values of accrued benefits for Mr D M Williams and Mr P G Lorenzini have been calculated on the casis of actuarial advice in accordance with any relevant actuarial legislation and, in the case of Mr D M Williams, is net of his contributions.

5 In addition Mr P G Lorenzini participates in the Bunzl USA, Inc Deferred Savings (401k) Plan. The Company makes matching contributions to this Plan. During 2002 such contributions amounted to GBP5,066 (2001: GBP5,313).

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          By:       /s/ D.M. Williams
                                                    ----------------------
                                                    Name:     D.M. Williams
                                                    Title:    Finance Director
London, England
Dated: March 25, 2003






                                 CERTIFICATIONS


     I, Anthony J. Habgood, Chairman of Bunzl plc, certify that:

     1.       I have reviewed this Annual Report on Form 20-F of Bunzl plc;

     2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

     3. Based on my knowledge, the Consolidated Financial Statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

              (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

              (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

              (c) presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

              (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

              (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officer and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  March 25, 2003



                                                    /s/ A.J. Habgood
                                                    -------------------------
                                                    A.J. Habgood
                                                    Chairman, Bunzl plc

     I, David M. Williams, Finance Director of Bunzl plc, certify that:

     1.       I have reviewed this Annual Report on Form 20-F of Bunzl plc;

     2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

     3. Based on my knowledge, the Consolidated Financial Statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

              (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

              (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

              (c) presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

              (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

              (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officer and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  March 25, 2003



                                                    /s/ D.M. Williams
                                                    ---------------------------
                                                    D.M. Williams
                                                    Finance Director, Bunzl plc

  Exhibit Number      Description of Document                  Sequentially
                                                               Numbered Page
  1.                Memorandum and Articles of
                    Association of the Company.
                    (Incorporated by reference
                    to the Company's Form 20-F
                    previously filed on June 21,
                    2001.)

  2.1               Form of Deposit Agreement
                    dated as of October 29, 1998
                    among the Company, The Bank
                    of New York and the holders
                    from time to time of the
                    American Depositary Receipts
                    issued thereunder.
                    (Incorporated by reference
                    to Exhibit A of the
                    Company's Registration
                    Statement on Form F-6 (File
                    No. 333-9536) filed on
                    October 20, 1998.)

  2.2               Form of American Depositary
                    Receipt attached as Exhibit
                    A to the Form of Deposit
                    Agreement. (Incorporated by
                    reference to Exhibit A of
                    the Company's Registration
                    Statement on Form F-6 (File
                    No. 333-9536) filed on
                    October 20, 1998.)

  3.                Service Agreement as of
                    January 16, 1996 between the
                    Company and A.J. Habgood.
                    (Incorporated by reference
                    to the Company's Form 20-F
                    previously filed on June 21,
                    2001.)

  4.                Service Agreement as of
                    January 16, 1996 between the
                    Company and D.M. Williams.
                    (Incorporated by reference
                    to the Company's Form 20-F
                    previously filed on June 21,
                    2001.)

  5.                Service Agreement as of
                    February 25, 2002 between
                    Bunzl USA Holdings
                    Corporation and P.G.
                    Lorenzini. (Incorporated by
                    reference to the Company's
                    Form 20-F previously filed
                    on June 27, 2002.)

  23.               Consent of KPMG Audit Plc to                   E-1
                    the incorporation by
                    reference of their report
                    dated February 24, 2003
                    under Item 3 of Part II of
                    the Company's Registration
                    Statement on Form S-8
                    previously filed on December
                    27, 1999.