Form 20-F
period 2003-12-31
BUNZL PLC
filed 2004-04-08
CIK 1072397

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 8, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number: 1-14868

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary Shares of 25 pence each 448,344,451

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES: ☒     NO ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒     Item 18: ☐

i

TABLE OF CONTENTS (CONTINUED)

ii

PRESENTATION OF INFORMATION

In this Annual Report on Form 20-F (the “Annual Report”), the term the “Company” or “Bunzl” refers to Bunzl public limited company, alone or together with its subsidiary undertakings, as the context so permits. The term “Group” refers to Bunzl together with its subsidiary undertakings. The Company’s fiscal year ends on December 31. References in this Annual Report to a particular year are to the fiscal year unless otherwise indicated.

In this Annual Report, the term “ordinary shares” refers to ordinary shares of 25 pence each of the Company, and the term “ADSs” refers to American depositary shares each representing five ordinary shares and evidenced by American depositary receipts (“ADRs”).

The Company’s consolidated financial statements (the “Consolidated Financial Statements”) that form part of this Annual Report are presented in pounds sterling and are prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”) which differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). The principal differences between UK GAAP and US GAAP affecting the Group are explained in Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-31 of this Annual Report.

On January 1, 2003 under UK GAAP the Group adopted Financial Reporting Standard (“FRS”) 17 ‘Retirement Benefits’. As a result of adopting FRS17, the results for 2002 and previous years have been restated.

In this Annual Report, references to “US dollar(s)”, “US$” or “$” are to currency of the United States (“US”) and references to “pound(s) sterling”, “sterling”, “£”, “pence” or “p” are to currency of the United Kingdom (“UK”). Solely for convenience, this Annual Report contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts represent such US dollar amounts or could be converted into US dollars at the rates indicated. The following tables show for the periods and dates indicated certain information concerning the US dollar exchange rate for pounds sterling based on the noon buying rate in New York City for cable transfers in pounds sterling as announced for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). On March 26, 2004, the Noon Buying Rate was $1.81 to £1.00.

	Noon Buying Rate
	Period end	Average(1)	High	Low
	(dollars per pound sterling)
Period Ended December 31
1999	1.62	1.61	1.65	1.55
2000	1.50	1.51	1.65	1.40
2001	1.45	1.44	1.50	1.37
2002	1.61	1.51	1.61	1.41
2003	1.78	1.64	1.78	1.55
2004(2)	1.81	1.83	1.90	1.79

Month Ended
October 31, 2003			1.70	1.66
November 30, 2003			1.72	1.67
December 31, 2003			1.78	1.72
January 31, 2004			1.85	1.79
February 29, 2004			1.90	1.82
March 26, 2004			1.87	1.79

(1) The average of the Noon Buying Rates on the last day of each full month during the relevant period.

(2) January 1 through March 26, 2004.

For the preparation and consolidation of financial information in this Annual Report, the year end exchange rates used by Bunzl for translating US dollars into pounds sterling for the years 1999, 2000, 2001, 2002 and 2003 were, respectively, $1.61, $1.49, $1.46, $1.61 and $1.79 to £1.00 and the average exchange rates used for the years 1999, 2000, 2001, 2002 and 2003 were, respectively, $1.61, $1.50, $1.44, $1.51 and $1.64 to £1.00.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE

UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. A number of factors could cause actual results, performance or achievements of the Group or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, the following: (i) changes in demand for the Group’s products worldwide; (ii) changes in the costs of raw materials; (iii) changes in the pound sterling/dollar exchange rate and the exchange rates between pounds sterling and other currencies in which the Group’s businesses operate; (iv) changes in the political or fiscal regime of Bunzl’s areas of activity; (v) principal changes in UK and US tax legislation or similar laws or regulations; (vi) cost inflation within the industrial sectors and economies in which Bunzl operates; (vii) changes in environmental legislation; (viii) changes in UK and US LIBOR rates and (ix) the risk factors identified in Item 3. “Key Information — Risk Factors”. The foregoing list of factors should not be construed as exhaustive. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology such as “believes”, “expects”, “may”, “will”, “should”, “seeks”, “pro forma”, “anticipates” or “intends” or the negative of any thereof, or other variations thereon or comparable terminology, or by discussions of strategy or intentions. Forward-looking statements in this Annual Report include, but are not limited to, certain statements under (i) Item 3. “Key Information — Risk Factors”, (ii) Item 4. “Information on the Company — Business Overview” and “— Properties”, (iii) Item 5. “Operating and Financial Review and Prospects”, (iv) Item 8. “Financial Information — Consolidated Statements and Other Financial Information – Legal Proceedings”, and (v) Item 11. “Quantitative and Qualitative Disclosures about Market Risk — Credit Risk”. Such forward-looking statements are necessarily dependent upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

SELECTED FINANCIAL DATA

The data presented below under the caption “Selected Financial Data” for, and as of the end of, each of the years in the five year period ended December 31, 2003, is derived from the published consolidated financial statements of Bunzl plc and subsidiaries (except where restated as referred to in “Presentation of Information” on page 1 of this Annual Report), which have been audited by KPMG Audit Plc, independent auditors. The consolidated financial statements as of December 31, 2003 and 2002, and for each of the years in the three year period ended December 31, 2003, and the reports thereon, are incorporated by reference in this Annual Report.

The Consolidated Financial Statements are prepared in accordance with UK GAAP which differ in certain respects from US GAAP. The principal differences between UK GAAP and US GAAP affecting the Group are explained in Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-31 of this Annual Report.

For a description of new accounting standards adopted for the Consolidated Financial Statements for the year ended December 31, 2003 see Item 5. “Operating and Financial Review and Prospects — Operating Results — Background – Financial reporting standards and accounting policies”.

Consolidated Profit and Loss Account

	for the year ended December 31
	2003		2002*		2001*		2000*		1999*
	£m		£m		£m		£m		£m
Amounts in accordance with UK GAAP
Sales
Continuing operations	2,728.2		2,673.6		2,558.3		2,182.4		1,765.5
Discontinued operations (1)	—		161.7		318.2		321.2		363.1

Total sales	2,728.2		2,835.3		2,876.5		2,503.6		2,128.6

Operating profit
Continuing operations	196.4		189.0		186.6		165.1		133.3
Discontinued operations (1)	—		7.4		14.9		19.7		23.8

Total operating profit	196.4		196.4		201.5		184.8		157.1
Profit on sale of discontinued operations	—		4.1		—		7.1		0.2
Loss on disposal of fixed assets	—		—		—		(4.8)		—

Profit on ordinary activities before interest	196.4		200.5		201.5		187.1		157.3
Net interest payable	(1.8)		(5.2)		(11.3)		(7.6)		(5.2)

Profit on ordinary activities before taxation	194.6		195.3		190.2		179.5		152.1
Taxation on profit on ordinary activities	(69.0)		(70.0)		(71.3)		(66.8)		(60.6)

Profit on ordinary activities after taxation	125.6		125.3		118.9		112.7		91.5
Profit attributable to minorities	(1.0)		(0.5)		(0.4)		(0.6)		(0.6)

Profit for the financial year	124.6		124.8		118.5		112.1		90.9

Earnings per share
Basic earnings per share	27.4	p	27.1	p	25.8	p	24.6	p	20.1	p
Diluted basic earnings per share	27.2	p	26.8	p	25.5	p	24.4	p	19.9	p
Dividends paid and proposed per share	12.1	p	11.2	p	10.35	p	9.4	p	8.3	p
Weighted average ordinary shares
Basic (million)	455.2		461.4		458.6		455.8		452.3
Diluted (million)	457.4		465.3		463.8		460.0		456.3

*	Restated on adoption of FRS17 ‘Retirement Benefits’. As explained in the Accounting Policies section on page F-6 of this Annual Report, the Group has adopted FRS17 ‘Retirement Benefits’ for the year ended December 31, 2003. This has resulted in a restatement of comparative figures. The impact on the consolidated profit for the year to December 31, 2003 was an increase of £0.3 million (2002: £(0.4) million, 2001: £1.6 million, 2000: £4.0 million, 1999: £1.0 million). Earnings per share information has therefore been restated based on these restated earnings.

(1)	Discontinued operations principally comprise the Paper Distribution business which was sold in July 2002. Discontinued operations also include Filtrona’s instruments business sold in 2000 and the Group’s job-lot converting business sold in 1999.

Consolidated Profit and Loss Account

	for the year ended December 31
	2003†		2002†		2001		2000		1999
	£m		£m		£m		£m		£m
Amounts in accordance with US GAAP
Sales
Continuing operations	2,728.2		2,673.6		2,558.3		2,193.3		1,806.3
Discontinued operations	—		161.7		318.2		310.3		322.3

Total sales	2,728.2		2,835.3		2,876.5		2,503.6		2,128.6

Net income for the financial year
Continuing operations	131.7		126.5		91.6		84.3		57.2
Discontinued operations	—		21.3		10.8		13.1		13.8

Total net income for the financial year	131.7		147.8		102.4		97.4		71.0

Earnings per share
Continuing operations	28.9	p	27.4	p	20.0	p	18.5	p	12.6	p
Discontinued operations	—		4.6	p	2.3	p	2.9	p	3.1	p

Basic earnings per share	28.9	p	32.0	p	22.3	p	21.4	p	15.7	p

Diluted basic earnings per share	28.6	p	31.6	p	22.0	p	21.1	p	15.5	p
Dividends paid per share	11.4	p	10.6	p	9.75	p	8.6	p	7.6	p
Weighted average ordinary shares
Basic (million)	455.2		461.4		458.6		455.8		452.3
Diluted (million)	461.1		468.7		465.8		462.1		458.1

†	As explained in Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-31 of this Annual Report, the Group adopted SFAS142 ‘Goodwill and Other Intangible Assets’ on January 1, 2002. Under SFAS142 goodwill and intangible assets with indefinite lives are no longer amortized but instead tested for impairment annually. The impact of SFAS142 is shown in Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-31 of this Annual Report.

Consolidated Balance Sheet

	at December 31
	2003†	2002*†	2001*	2000*	1999*
	£m	£m	£m	£m	£m
Amounts in accordance with UK GAAP
Fixed assets	520.7	523.4	514.4	446.6	282.7
Current assets	743.0	777.6	763.8	683.2	563.1
Pension assets	—	—	—	5.9	27.7

Total assets	1,263.7	1,301.0	1,278.2	1,135.7	873.5

Creditors: amounts falling due within one year	(499.1)	(471.4)	(514.3)	(569.5)	(362.4)
Creditors: amounts falling due after more than one year	(220.2)	(265.3)	(255.1)	(126.4)	(120.9)
Provisions for liabilities and charges	(41.6)	(43.1)	(58.6)	(55.0)	(53.6)
Pension liabilities	(40.8)	(43.7)	(17.5)	—	—
Minority equity interests	(2.8)	(2.3)	(2.1)	(2.3)	(1.9)

Shareholders’ funds: equity interests	459.2	475.2	430.6	382.5	334.7

Share capital
Capital stock (£m)	112.1	116.8	116.0	115.2	114.3
Number of shares (million)	448.3	467.0	463.9	460.7	457.3
Amounts in accordance with US GAAP
Total assets (£m)	1,464.5	1,461.8	1,511.7	1,377.7	1,093.7
Shareholders’ funds: equity interests (£m)	712.2	741.8	714.1	651.9	576.8

*	Restated on adoption of FRS17 ‘Retirement Benefits’. As explained in the Accounting Policies section on page F-6 of this Annual Report, the Group has adopted FRS17 ‘Retirement Benefits’ for the year ended December 31, 2003. This has resulted in a restatement of the comparative figures. The impact on opening consolidated shareholders’ funds as at January 1, 2003 was a reduction of £68.8 million (2002: £25.9 million, 2001: £3.4 million, 2000: £(18.6) million).

†	As explained in Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-31 of this Annual Report, the Group adopted SFAS142 ‘Goodwill and Other Intangible Assets’ on January 1, 2002. Under SFAS142 goodwill and intangible assets with indefinite lives are no longer amortized but instead tested for impairment annually. The proforma effect of adopting SFAS142 on prior periods is shown in Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-31 of this Annual Report.

RISK FACTORS

Investors, holders and prospective purchasers of ADSs should carefully consider the risk factors discussed below as well as the other information included in this Annual Report (including, without limitation, the “Cautionary Statement for Purposes of the ‘Safe Harbor’ Provisions of the United States Private Securities Litigation Reform Act of 1995” and Item 5. “Operating and Financial Review and Prospects”). Bunzl’s business, financial condition or results of operations could be materially affected by any or all of these risks or by other risks that Bunzl cannot presently identify.

Bunzl may be adversely affected by fluctuations in exchange and interest rates

Bunzl may be adversely affected by fluctuations in exchange rates. The results of Bunzl’s operations are accounted for in pounds sterling but the majority of the Group’s sales are made and income earned in US dollars and other foreign currencies. Movements in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Bunzl’s reported results of operations from year to year.

Bunzl may also be adversely impacted by fluctuations in interest rates, mainly through an increased interest expense. See Item 11. “Quantitative and Qualitative Disclosures about Market Risk – Interest Rate Risk”.

Bunzl faces competition that may reduce its market share and growth potential

Bunzl faces competition from international companies as well as local and regional companies in the countries in which it operates. In addition, many of Bunzl’s customers have chosen to source products from Bunzl as they have looked to outsourced solutions to service their own requirements. If this trend was reversed and customers decided to satisfy their requirements themselves or source products directly from manufacturers or other suppliers, this could result in a loss of business and a resulting adverse effect on Bunzl’s operating results. Increased competition and unanticipated actions by competitors or customers could lead to downward pressure on prices and/or a decline in Bunzl’s market share in any of Bunzl’s businesses which would adversely affect Bunzl’s results and hinder its growth potential.

Bunzl’s growth is partly dependent on the ability to complete acquisitions and successfully integrate operations of acquired businesses

A significant portion of Bunzl’s historical growth has been achieved through acquisitions of businesses and the Group’s growth strategy includes additional acquisitions. There can be no assurance that Bunzl will be able to make acquisitions in the future or that any acquisitions Bunzl does make will be successful.

Bunzl makes acquisitions with the expectation that these acquisitions will result in benefits to the Group. Achieving these benefits depends on the timely, efficient and successful execution of a number of post acquisition events, often including integrating the business of the acquired company into Bunzl’s purchasing programs, distribution network, marketing programs and reporting and management information systems. In general Bunzl cannot offer assurances that it will be able to successfully integrate the acquired company’s operations or personnel or realize the anticipated benefits of the acquisition. The ability to integrate acquisitions may be adversely affected by many factors, including the relative size of a business and the allocation of the Group’s limited management resources among various integration efforts.

The results of operations may be adversely affected by expenses Bunzl incurs in making acquisitions, by amortization of acquisition related intangible assets with definite lives and by additional depreciation expenses attributable to acquired assets. Any of the businesses Bunzl acquires may also have liabilities or adverse operating issues, including some that Bunzl fails to discover before the acquisition. Additionally, Bunzl’s ability to make future acquisitions may depend upon obtaining additional financing. There can be no assurance that the Group will be able to obtain additional financing on acceptable terms.

Managing Bunzl’s growth may be difficult and the Group’s growth rate may decline

Bunzl has expanded its operations over recent years. This growth has placed significant demands on the Group’s managerial, administrative and operational resources. Bunzl cannot be sure that this growth will continue. To the extent that the Group’s customer base and services continue to grow, this growth is expected to place a significant demand on Bunzl’s managerial, administrative and operational resources. The future performance and results of operations will depend in part on Bunzl’s ability to successfully implement enhancements to the Group’s business management systems and to adapt those systems as necessary to respond to changes in the business. Similarly, the Group’s growth has created a need for expansion of its facilities from time to time. As Bunzl nears maximum utilization of a given facility, operations may be constrained and inefficiencies may be created, which could adversely affect operating results unless the facility is expanded or volume is shifted to another facility. Conversely, as additional facilities are added or existing facilities expanded, excess capacity may be created. Any excess capacity may also create inefficiencies and adversely affect the operating results.

Bunzl’s operating results may be adversely affected by increased costs, shortages of purchased products or labor, or disruption to distribution or production facilities

Many of the products the Group supplies have a significant plastic and/or paper content. As a consequence movements in natural gas, oil and pulp prices as well as other raw material prices may affect the cost of the products purchased by the Group. In addition, many of the raw materials used for the products produced by Bunzl are also subject to price volatility caused by changes in global supply and demand. If commodity price changes result in unexpected increases in the cost of Bunzl’s purchased products and raw materials, Bunzl may not be able to increase its prices to offset these costs without suffering reduced volume, revenue and operating income. Bunzl may also be adversely affected by shortages of such purchased products.

Similarly, Bunzl’s operating results could be adversely affected by labor or skill shortages or increased labor costs due to increased competition for employees, higher employee turnover or increased employee benefit costs.

Bunzl would be affected if there was a catastrophic failure of its major distribution or production facilities or supply chain. In addition, the maintenance and development of information systems may result in systems failures which may adversely affect business operations.

Product liability claims could have an adverse effect on the Group’s business

Like any other distributor and manufacturer of products, Bunzl faces an inherent risk of exposure to product liability claims if the products Bunzl sells, or the products sold by companies acquired by Bunzl, cause injury or illness. The Group may be subject to liability, which could be substantial, because of actual or alleged contamination in products sold by Bunzl or by companies Bunzl has acquired, including products sold by those companies before Bunzl acquired them. Bunzl has, and management believes that the companies Bunzl has acquired have had, liability insurance with respect to certain product liability claims. However, there can be no guarantee that this insurance will continue to be available at reasonable cost or at all, or will be adequate to cover product liability claims against Bunzl, or companies Bunzl has acquired. If Bunzl or any of the Bunzl acquired companies do not have adequate insurance, product liability claims and costs associated with product recalls, including a loss of business, could have a material adverse effect on the Group’s business, operating results and financial condition.

Bunzl’s business may be adversely impacted by unfavorable economic conditions or other developments and risks in the countries in which it operates

Bunzl’s business is somewhat dependent on general economic conditions in the US, the UK and other important markets. A significant deterioration in these conditions, including a reduction in consumer spending levels, could have an adverse effect on Bunzl’s business and results of operations. Many of Bunzl’s businesses are involved in the distribution of products which is a business characterized by a high volume of sales with relatively low profit margins. A significant portion of Bunzl’s sales is at prices that are based on product cost plus a percentage markup. Accordingly the results of operations may be negatively impacted when the price of products goes down, even when the percentage markup remains constant. In addition, Bunzl may be adversely affected by political and economic developments in any of the countries where Bunzl has distribution networks or production facilities. Bunzl’s operations are also subject to a variety of other risks and uncertainties relating to trading in numerous foreign countries, including political or economic upheaval, the imposition of any import or investment restrictions, including tariffs and import quotas or any restrictions on the repatriation of earnings and capital, and changes in tax regulation and international tax treaties. Bunzl may also be adversely affected by movements in the valuation of, and returns from, the investments held by its pension funds.

In addition, Bunzl’s operating results are sensitive to, and may be materially adversely impacted by, difficulties with the collectibility of accounts receivable, inventory control, price pressures, severe weather conditions and increases in wages or other labor costs, energy costs and fuel or other transportation related costs. There can be no assurance that one or more of these factors will not adversely affect the future operating results.

Bunzl may be adversely affected by government regulations

Bunzl’s operations are affected by various statutes, regulations and laws in the countries and markets in which it operates. The Group is subject to various laws applicable to businesses generally, including laws affecting land usage, zoning, environment, health and safety, labor and employment practices, competition and other matters. Bunzl cannot predict whether future developments in laws and regulations concerning its businesses will affect its earnings in a materially adverse manner or whether its operating units will be successful in meeting future demands of regulatory agencies in a manner which will not materially adversely affect Bunzl’s business, financial condition or results of operations.

ITEM 4.	INFORMATION ON THE COMPANY

HISTORY OF THE GROUP

Bunzl had its origins in Bratislava, Slovakia, in the middle of the nineteenth century. The headquarters moved to London and the Company was incorporated in England in 1940, gaining a listing on the London Stock Exchange as a public company in 1957.

In the early 1980s there were significant changes to the Group. Its Austrian paper mills were sold and it embarked on a strategy of expanding into outsourcing services in the US and into paper distribution in the UK. In the mid to late 1980s the Group diversified into many other businesses including parcel and goods transportation in the UK and building products distribution in the US. During the 1990s the Group disposed of a number of businesses, focusing on those businesses which reflected the Group’s evolution towards outsourcing and its increasing service orientation.

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

Organic growth has been the result of a consistent emphasis on market focus, service orientation and efficiency. To supplement this organic growth, the Group has spent cash of some £95 million in 2001, £77 million in 2002 and

£36 million in 2003 on acquisitions and raised cash of £1 million in 2001 and £111 million in 2002 from disposals. The principal disposal in 2002 was the sale of the Paper Distribution business area. This disposal included £18 million of deferred cash consideration payable in two tranches; £10 million which was received on July 1, 2003 and a further £8 million which is receivable on July 1, 2004. There were no disposals in 2003. Details of significant transactions within the last five years are outlined below. Over the same period sales of continuing operations (including acquisitions) have increased from £1,765.5 million in 1999 to £2,728.2 million in 2003.

In March 1999 Provend was acquired, adding to the Group’s Outsourcing Services disposable supplies business in the UK and providing, in management’s view, the opportunity to become a leading operator in the closely related vending sector. In September 1999 the Group acquired Brierley Almond which specializes in the supply of goods not for resale to supermarkets throughout the UK.

In January 2000 Davidson Plastics, a profile extrusion operation based in the US Pacific North West was acquired. In April 2000 the acquisition of Shermond, a specialist supplier of gloves and other disposable products to the healthcare and hygiene sectors, further expanded the Group’s Outsourcing Services business in the UK. In July 2000 the Group acquired Greenham, which is primarily involved in the distribution of supplies including cleaning and hygiene, personal protection and construction consumables. Based in the UK with operations in Europe, it enhanced the Group’s position in cleaning and hygiene supplies and developed the personal protection products business. In August 2000 the Outsourcing Services business in Ireland was further developed with the purchase of Allegro, a distributor of cleaning and hygiene supplies. In December 2000 the acquisition of Koch Supplies was completed, which strengthened the growing activities supplying the food processor and packing industry in the US. Also in December 2000 the North American Outsourcing Services business was further enhanced by the acquisition of Schrier Brothers, one of the largest redistributors in the North East.

In February 2001 ICCS MacGregor, a distributor of supplies to hotels, nursing homes and contract cleaners in Scotland, was added to the Group’s Outsourcing Services business in the UK. In May 2001 the Group acquired 51% of Filtrati taking its ownership to 100%. Renamed Filtrona Italia, it has become a full member of the Group’s global Filtrona network. In June 2001 Outsourcing Services in North America was extended with the acquisition of Godin which supplies supermarkets, food processors and industrial companies in Quebec. In July 2001 the Group’s European retail supply business was expanded by acquiring the UK carrier bag supply business from BPI thus building on the Group’s international sourcing operations. The Group completed a number of transactions in October 2001 in Outsourcing Services. It acquired Eastern Paper which supplies supermarkets, redistributors and food processors in the Maritimes thus completing the Group’s geographic coverage of Canada. In Europe the Group acquired the DKI Group which supplies packaging consumables and equipment to the Danish supermarket and food processing industries, strengthening the Group’s position in the Scandinavian market. In a move to strengthen the Group’s position supplying the US food processor industry it purchased Packers, a long established supplier to the beef and pork processing industries based in Omaha, Nebraska and with small branches in Canada and the UK. In November 2001 the Group further expanded Outsourcing Services in Europe with the acquisition of W A Blyth, a distributor of personal protection equipment and cleaning and hygiene supplies in Wales and South West England.

The Group bought Lockhart in May 2002. Lockhart is one of the UK’s leading suppliers of catering equipment to the foodservice industry including hotels, caterers, restaurants, retailers and the licensed trade. In late June 2002 the Group acquired Kenco in Seattle. Kenco is a redistribution business which strengthened the position of the Group’s Outsourcing Services business in the Pacific North West of the US. In the last two months of 2002 the Group announced four acquisitions which added to the Outsourcing Services business in different parts of the world. In early November Lesnie’s, a distributor of supplies to food processors and retailers based in Sydney, Australia, was acquired. This expanded the Group’s position in Australasia. In November, the Group agreed to purchase Darenas, a UK national distributor of cleaning and hygiene supplies, and completed shortly thereafter. In December, the Group acquired Saxton, a US redistribution business based in Phoenix with locations also in Kansas City and Denver, which strengthened the Group’s position both in cleaning and hygiene and in the relevant regions. In late December the Group purchased Thomas McLaughlin, a leading distributor of catering equipment in both

Northern Ireland and the Republic of Ireland. McLaughlin was a logical extension of the Group’s existing business in Ireland and complemented the acquisition of Lockhart earlier in the year.

In February 2003 the Group purchased Enterprise, a distributor of plant supplies to food processors in Dallas, Texas; Greeley, Colorado; Atlanta, Georgia and St Joseph, Missouri. In October Bunzl acquired the business of Baumgartner Fibertec. Based in Crissier, Switzerland, Fibertec is engaged in the development, manufacture and sale of cigarette filters and capillary reservoirs. Also in October the Group bought MultiLine, a distributor of a wide range of consumables to the Danish hotel and catering industries. In December the Group purchased Prolix Packaging, a retail stores supply distributor based in Chicago, Illinois, and O’Mahony Packaging, a distributor of supplies to retailers and food processors based in Cork, Ireland. In March 2004, Bunzl purchased Skiffy, a Dutch based company with particular expertise in the supply of small nylon parts for protection and finishing applications.

The final link to Bunzl’s paper making and converting past was broken with the disposal in August 1999 of the last of the Group’s job-lot converting businesses in the US. Bunzl’s only consumer plastics business, the Stewart Group in the UK, was sold in December 1999.

In October 2000 Bunzl sold Filtrona’s instruments business. Based in the UK with sales worldwide, it was the Group’s only capital equipment business and, as such, was becoming less relevant to the evolving business to business consumables focus of the Group.

During 2001 the Group completed the disposal of the video and air conditioning distribution and installation businesses that it acquired with Greenham in July 2000. These did not fit with the Group’s long term plans for the development of Greenham within the Group’s Outsourcing Services business area.

The disposal of the Paper Distribution business area in July 2002, with its UK focus and strong links to Bunzl’s nineteenth century roots in paper, marked an important stage in Bunzl’s evolutionary approach. It represented the final break with the paper industry and was the last step of a process which has seen Bunzl reducing its commitment to paper and channeling resources both organically and by acquisition into higher return, higher growth businesses, particularly outsourcing.

Following this disposal the Group was reorganized in August 2002 into two business areas: Outsourcing Services and an enlarged Filtrona (comprising the businesses of the former Filtrona and Plastics business areas). This combination was made feasible by the simplification of both the constituent businesses over the past few years and their increasing internationalization. Operating as Filtrona, the new business constitutes a small number of international niche businesses in supply and light manufacture with a number of technical and market overlaps. It is being managed by a single more cost effective structure. Both Outsourcing Services and Filtrona fit with the Group’s focus on providing business to business consumables and are becoming increasingly service oriented.

As the Outsourcing Services business in Europe and Australasia has grown from virtually nothing ten years ago to about a third of the Company’s total Outsourcing Services business, the Company plans to treat this business as a separate business segment, beginning with the interim results in 2004.

The continuing objective of both the acquisition and disposal activity has been to concentrate resources on a manageable group of successful businesses where the Group can continue to demonstrate competitive advantage.

BUSINESS OVERVIEW

The Company is a holding company conducting its operations through its subsidiary undertakings. The Group is an international group of companies involved in the provision of outsourcing solutions and customer service oriented distribution and light manufacture, primarily of plastic and paper based products. The Group had annual sales of £2,728.2 million in 2003 and, as of December 31, 2003, approximately 12,000 employees in approximately 270 locations in 25 countries.

The Company’s shares are quoted on the London Stock Exchange and the ADSs are quoted on the New York Stock Exchange. Its principal executive offices are located at 110 Park Street, London, W1K 6NX (telephone number 011-44-20-7495-4950; fax number 011-44-20-7495-4953; website www.bunzl.com).

The Group’s operations are organized primarily by international line of business into two business areas. A segmental analysis of the results of these business areas is set out in Note 1 of the Consolidated Financial Statements on page F-8 of this Annual Report and is discussed in the following pages.

The table below sets out selected financial and other information for the Group as of and for each of the three years ended December 31, 2001, 2002 and 2003.

	2003	2002*	2001*
Sales
Continuing operations (£m)	2,728.2	2,673.6	2,558.3
Discontinued operations (£m)	—	161.7	318.2

Total sales £m	2,728.2	2,835.3	2,876.5

Operating profit
Continuing operations (£m)	196.4	189.0	186.6
Discontinued operations (£m)	—	7.4	14.9

Total operating profit (£m)	196.4	196.4	201.5

Profit margin (%)	7.2	6.9	7.0
Employees	12,043	11,849	12,549

*	Restated on adopted of FRS 17 ‘Retirement Benefits’

Explanation of trends

Against the backdrop of mixed economic conditions around the world, the Group produced good results in 2003 with sales and operating profit of continuing operations in 2003 exceeding those in 2002 due to strong operating performance and underlying organic volume growth combined with acquisition activity. There were no discontinued operations in 2003. Adverse currency movements and price deflation had a negative impact on the growth of both sales and profits. In 2003 the movement in the dollar was unfavorable and, although the euro strengthened, the overall translation effect of currency movements reduced Group sales growth by approximately £110 million, or 4%, and Group operating profit growth by approximately £10 million, or 5%.

Sales and operating profit of continuing operations in 2002 exceeded those of 2001, primarily as a result of strong operating performance and underlying organic growth combined with acquisition activity, despite difficult economic conditions around the world, price deflation and unfavorable currency movements. Group results in 2002 and 2001 include those of discontinued operations which principally comprise the Paper Distribution business which was sold in July 2002. The overall translation effect of exchange rate movements in 2002 reduced Group sales growth by approximately £87 million, or 3%, and Group operating profit growth by approximately £8 million, or 4%.

Outsourcing Services

The Outsourcing Services business area operates in North America, Europe and Australasia, where Bunzl believes it is the leading supplier of a range of products including outsourced food packaging, disposable supplies and cleaning and safety products for supermarkets, redistributors, caterers, food processors, hotels, contract cleaners, non-food retailers and other users. Outsourcing Services is the Group’s largest business area. It had operating profit of £160.3 million (approximately 75% of the Group’s operating profit) in 2003 with numerous warehouses throughout North America, Europe and Australasia and a total of 7,136 employees as of December 31, 2003.

The table below sets out selected financial and other information for the Outsourcing Services business area as of and for each of the three years ended December 31, 2001, 2002 and 2003.

	2003	2002*	2001*
Sales (£m)	2,275.6	2,231.2	2,129.1
Operating profit (£m)	160.3	155.3	152.1
Profit margin (%)	7.0	7.0	7.1
Employees	7,136	7,064	6,746

*	Restated on adoption of FRS17 ‘Retirement Benefits’

Explanation of exchange rate trends in 2003

The movement in the dollar was unfavorable and, although the euro strengthened, the overall translation effect of currency movements in 2003 reduced sales growth by approximately £96 million, or 5%, and operating profit growth by approximately £8 million, or 6%.

Explanation of exchange rate trends in 2002

The overall translation effect of exchange rate movements in 2002 reduced the growth rate of sales by approximately £70 million, or 3%, and operating profit by approximately £6 million, or 4%.

Activities

The business area provides outsourced food packaging, disposable supplies, cleaning and hygiene products and personal protection and catering equipment. Product catalogs and order lists are provided for customers to place their orders, which can be received by telephone, fax or electronically via computer link. Internet ordering is also being used in parts of the business.

In its supermarket and retail operations, Bunzl operates three main programs: (i) direct-store-door, where deliveries are made to individual user locations, (ii) warehouse replenishment, where Bunzl restocks a customer’s warehouse on a planned basis, and (iii) cross-docking where orders are picked for individual stores of a customer’s supermarket chain, for example, and pallets are prepared, labeled by store and delivered to the customer’s warehouse. In cross-docking programs these disposables are not stored in the customer’s warehouse, they simply cross from the customer’s inward dock to the outward dock and are loaded onto the customer’s delivery truck with the grocery supplies for each store. Some cross-docking customers collect their disposables from Bunzl’s warehouse, as do some redistribution customers, which are smaller independent distributors which do not source the relevant products directly from manufacturers.

Market characteristics

Customers are keen to reduce storage space taken up by a wide variety of products which are often bulky, low cost plastic and paper disposable products, so demand is strong for Bunzl’s outsourcing programs which deliver direct to their outlets on an as needed basis or via the cross-docking program described above.

Demand continues to grow for ready to eat, reheat or cook at home meals, known as takeout food. These products are available in retail food courts, displayed as a range of ready to go starters, main courses and desserts which are often prepared on the premises. Customers can choose from set meals or à la carte from menu boards. Bunzl supplies an extensive range of specialized packaging and foodservice equipment for this purpose. With case-ready meats, produce, bakery and other food types gaining acceptance in the market, Bunzl is also obtaining an increasing share of business from food processors.

Many of Bunzl’s larger customers are using Electronic Data Interchange, which involves utilizing linked computer systems, for placing orders and handling billing and account management information. This method of communication is quick and efficient both for customers and for Bunzl.

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

Competition

The market is highly competitive in all sectors and geographic areas of operation. Competitors range from large distribution companies to small, local distributors in specific geographic areas. Many manufacturers also distribute their own products, selling directly to their larger customers, and many of the Group’s customers also have distribution operations.

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

Acquisitions

The US business has been strengthened over the last five years. In December 2000 the acquisition of Koch Supplies was completed, which strengthened the growing activities supplying the food processor and packing industry in the US. Also in December 2000 the North American Outsourcing Services business was further enhanced by the acquisition of Schrier Brothers, one of the largest redistributors in the North East. In October 2001 Bunzl acquired Packers, a long established supplier to the beef and pork processing industries based in Nebraska and with small branches also in Canada and the UK. In July 2002 Kenco, a redistribution business based in Seattle, Washington was acquired. In December 2002 the Group acquired Saxton, a redistribution business based in Phoenix with locations also in Kansas City and Denver, which has strengthened the Group’s position both in cleaning and hygiene and the relevant regions. In February 2003 the Group purchased Enterprise, a distributor of plant supplies to food processors in Dallas, Texas; Greeley, Colorado; Atlanta, Georgia and St Joseph, Missouri. In December 2003, the Group purchased Prolix Packaging, a retail stores supply distributor based in Chicago, Illinois.

In June 2001 the acquisition of Godin in Quebec enabled Bunzl to serve national customers across Canada. In October 2001 the Group’s geographic coverage of Canada was completed with the acquisition of Eastern Paper in the Maritimes.

A number of significant acquisitions have also helped develop the European Outsourcing Services business. In early 1999 Provend was acquired adding to the Group’s Outsourcing Services disposable supplies business in the UK and providing the basis to develop, in management’s view, a leading position in the closely related vending sector. In September 1999 the acquisition of Brierley Almond complemented the Group’s growing business with retailers and represented a further step towards replicating in Europe the Group’s outsourcing program in the North American grocery sector. In April 2000 the acquisition of Shermond Products in the UK strengthened Bunzl’s position in the growing healthcare sector. In July 2000 the Group acquired Greenham, which is primarily involved in the distribution of supplies including cleaning and hygiene, personal protection and construction consumables. Based in the UK with operations in Europe it enhanced the Group’s position in cleaning and hygiene supplies and developed the personal protection products business. In August 2000 the Outsourcing Services business in Ireland was further developed with the purchase of Allegro, a distributor of cleaning and hygiene supplies. In February 2001 ICCS MacGregor, a distributor of supplies to hotels, nursing homes and contract cleaners in Scotland, was added to the Group’s Outsourcing Services business in the UK. In July 2001 the Group’s European retail supply business was expanded by acquiring the UK carrier bag supply business from BPI thus building on the Group’s international sourcing operations and in October 2001 the Group acquired the DKI Group which supplies packaging consumables and equipment to the Danish supermarket and food processing industries, strengthening the Group’s position in the Scandinavian market. In November 2001 the Group further expanded Outsourcing Services in Europe with the acquisition of W A Blyth, a distributor of personal protection equipment and cleaning and hygiene supplies in Wales and South West England. In May 2002 Lockhart, a distributor of catering equipment to the foodservice industry, was acquired. In November the Group agreed to purchase Darenas, a UK national distributor of cleaning and hygiene supplies, and completed shortly thereafter. In late December 2002 the Group purchased Thomas McLaughlin, a leading distributor of catering equipment in both Northern Ireland and the Republic of Ireland. McLaughlin was a logical extension of the Group’s existing business in Ireland and complemented the acquisition of Lockhart earlier in the year. In October 2003 Bunzl acquired MultiLine, a distributor of a wide range of consumables to the Danish hotel and catering industries. In December 2003 the Group purchased O’Mahony Packaging, a distributor of supplies to retailers and food processors based in Cork, Ireland.

In November 2002 the Group bought Lesnie’s, a distributor of supplies to food processors and retailers based in Sydney, Australia. This expanded the Group’s position in Australasia.

Filtrona

Filtrona is a world leading supplier of outsourced cigarette filters, ink reservoirs and other bonded fiber products, protection and finishing products, self-adhesive tear tapes and certain security products. It is also a leading extruder of custom plastic profiles. It operates through wholly owned subsidiaries and a number of jointly owned companies, principally in Asia. Filtrona had operating profit of £52.9 million (approximately 25% of the Group’s operating profit) in 2003 and 4,846 employees as of December 31, 2003.

The table below sets out selected financial and other information for the Filtrona business area as of and for the three years ended December 31, 2001, 2002 and 2003.

	2003	2002*	2001*
Sales (£m)	452.6	442.4	429.2
Operating profit (£m)	52.9	49.7	49.6
Profit margin (%)	11.7	11.2	11.6
Employees	4,846	4,722	4,738

*	Restated on adoption of FRS17 ‘Retirement Benefits’

Explanation of exchange rate trends in 2003

The movement in the dollar was unfavorable and, although the euro strengthened, the overall translation effect of currency movements in 2003 reduced sales growth by approximately £14 million, or 4%, and operating profit growth by approximately £2 million, or 5%.

Explanation of exchange rate trends in 2002

The overall translation effect of exchange rate movements in 2002 reduced the growth rate of sales by approximately £17 million, or 4%, and operating profit by approximately £2 million, or 6%.

Activities

The Group manufactures high quality filters which it sells to the world’s tobacco companies and, in particular, special filters for the low tar cigarette market. Its bonded fiber products include reservoirs for writing instruments, medical device components and household items. The Group’s self-adhesive tear tape is sold to tobacco companies and other consumer product manufacturers. The Group also manufactures intermediate industrial products and sells them to a large number of customers in a variety of industries for a range of applications.

Filtrona currently has manufacturing facilities in the US, UK, Brazil, France, Germany, India, Indonesia, Italy, Jordan, Mexico, the Netherlands, Paraguay, Switzerland, Thailand and Venezuela.

Market characteristics

The market for cigarettes using special filters of the type manufactured by Bunzl continues to grow, leading to increased demand for Bunzl’s products.

Filtrona’s bonded fiber products meet the needs of, for example, pen manufacturers and ink-jet printer manufacturers for component systems which provide less expensive, more efficient and more flexible products.

The use of tear tape as a medium for brand promotion and security purposes through the use of multi-colored text and images has added to the growth of self-adhesive tear tape used as an easy opening device for product overwrap.

The protection and finishing products and extrusion businesses sell to a wide spectrum of end use markets and, while benefiting from the overall trend of plastics to replace other materials such as metals, are nevertheless somewhat dependent on the overall level of activity in the economy.

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

Protection and finishing products are mainly used during the manufacturing process or in the transportation of engineered products. Typical applications would be to protect delicate parts of a car engine during transport and manufacture or the thread of oil pipe segments during transportation to offshore oil rigs.

The extruded profiles are specialized, custom made products such as light diffusers for offices and air conditioning ducting for aircraft.

Suppliers and customers

Suppliers to the Group’s filters and fibers businesses are mainly large multinational chemical and paper companies which manufacture cellulose acetate tow and other raw materials. Suppliers to the Group’s plastics based businesses are large multinational producers of plastic resins such as low density polyethylene, polypropylene and PVC and focused suppliers of more specialized products.

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

Raw materials

The Group supplies filter products and accordingly the cost of sales is affected by the price of acetate tow as well as other raw material prices. The Group also supplies plastic products, the principal raw materials of which are resins whose prices are themselves affected by natural gas and oil prices as well as other factors.

Competition

The markets in which the Filtrona business area operates are highly competitive.

The largest producers of cigarette filters are the multinational tobacco companies which manufacture many filters in-house. There are also small local filter producers in many different parts of the world. Bunzl is well positioned to serve multinational customers since it has a wide geographic presence and specializes in complex filters, which such customers generally tend to buy in rather than manufacture themselves.

In addition to direct competition in Bunzl’s fiber and self-adhesive tear tape businesses, there are various other technologies which compete with Bunzl, such as hot wax and thermal in tear tape and high performance foam in ink reservoirs. Management believes that Bunzl’s products offer customers a more effective solution which can take advantage of industry trends.

The Group’s protection and finishing products businesses compete directly with focused, privately owned, competitors in both North America and Europe and also with alternative technologies which can achieve product protection capabilities. Custom extruded plastic profiles are made by a variety of companies both larger than Bunzl’s businesses and smaller, focused, often privately owned companies. Management believes that a customer service orientation and an emphasis on timely and cost effective supply are hallmarks of all the Group’s Filtrona operations.

Acquisitions

In May 2001 the Group acquired 51% of Filtrati, an Italian cigarette filter and bonded fiber products manufacturer, taking Bunzl’s ownership of Filtrati to 100%. Renamed Filtrona Italia, it has become a full member of the Group’s global Filtrona network.

In October 2003 Bunzl purchased the business of Baumgartner Fibertec. Based in Crissier, Switzerland, Fibertec is engaged in the development, manufacture and sale of cigarette filters and capillary reservoirs. In March 2004, Bunzl purchased Skiffy, a Dutch based company with particular expertise in the supply of small nylon parts for protection and finishing applications.

Geographical Market Supplied

The following table shows Group sales for 2001, 2002 and 2003 by geographical market supplied.

	2003	2002	2001
	£m	£m	£m
Europe	857.1	957.9	1,009.6
North America	1,684.4	1,748.6	1,753.4
Rest of the world	186.7	128.8	113.5

	2,728.2	2,835.3	2,876.5

The Group’s largest operations by geographical markets supplied are the US and the UK. Other key markets are Australia, Brazil, Canada, Denmark, Germany, Ireland and the Netherlands and it has smaller operations in other countries in Europe, Asia and the Americas. In 2003 North America accounted for 62%, Europe 31% and the rest of the world (being South America, Australasia and Asia) 7% of Group sales.

Technology

Effective information technology systems are critical to operations and process management and for financial and general management control across the Group. Substantial investment is continually made in computer systems throughout the operations to improve the Group’s ability to service customers, enhance its market position, trade on the internet and contribute to productivity gains. Management considers that the quality of its systems is an important source of competitive advantage.

In the Outsourcing Services businesses there is continuing use of Electronic Data Interchange for business transactions and communication between Bunzl and its suppliers as well as customers. Bunzl devotes substantial resources to this area. Internet ordering is also being used in parts of the business.

Within Filtrona, management considers it to be of the utmost importance to remain up to date with the most appropriate technology for the manufacture and supply of the products the Group produces. In this respect investment continues to be made in new equipment for the manufacture of filter, fiber, tear tape, protection and finishing products, extrusion and other products.

Intellectual Property

It is the Group’s policy to commit sufficient funds to enable it to keep abreast of all relevant product, process, market and system developments in the fields in which it operates.

The industries in which the Group is active as a manufacturer are not generally characterized by proprietary products and although the Group’s companies hold or are licensed to use certain trademarks, patents and other intellectual property rights, the successful continuation of the Group’s business is not dependent on such intellectual property rights and no one such intellectual property right is, by itself, material to the Group’s business.

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

The Group has an established environmental policy pursuant to which all its operating companies are committed to a program of continued improvement in environmental performance and committed to ensuring that each business area identifies and controls significant environmental risks associated with its activities, products and services. Bunzl is also committed to compliance with environmental legislation and regulations in the jurisdictions where Group companies operate. The Group periodically reviews its environmental practices in order to ensure that appropriate standards are being maintained. The Group regularly incurs expenditure in connection with environmental compliance requirements. The Group is involved in the remediation of certain of its properties. Management is not aware of any instances of non-compliance that would have a materially adverse effect on the Group’s financial condition or results of operations.

The Group believes that the amounts that it has budgeted and reserved will enable it to satisfy its known and anticipated environmental obligations to the extent that they can be estimated. However, environmental matters cannot be predicted with certainty and there can be no assurance that these amounts will be adequate. In addition, future developments, such as changes in law or environmental conditions, could result in increased environmental costs and liabilities that could have a material adverse effect on the Group’s financial condition or results of operations.

ORGANIZATIONAL STRUCTURE

Bunzl is a holding company conducting its operations through its subsidiary undertakings (some of which are themselves intermediate holding companies of other subsidiary undertakings). The following are the significant subsidiaries of the Company as of December 31, 2003. Each subsidiary is wholly owned by the Group.

Significant Subsidiary	Country of Incorporation
Bunzl American Holdings (No.1) Ltd	England
Bunzl Distribution USA, Inc	US
Bunzl Overseas Holdings Ltd	England
Bunzl USA Holdings Corp	US
Bunzl USA Inc	US
Earthmedia Ltd	England
Filtrona Richmond Inc	US

PROPERTIES

As of December 31, 2003 the Group operated its various businesses from a total of approximately 270 locations, the majority of which were in North America and Europe with the remainder located in Australasia, Asia and South America. Most of these facilities were leased by the Group, with the balance owned by the Group. The Group believes that all such facilities are suitable and adequate for their use, and generally have sufficient capacity for existing needs and expected near term organic growth.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

The following discussion and analysis is based on the Company’s Consolidated Financial Statements, which appear on pages F-1 to F-36 of this Annual Report. The Consolidated Financial Statements have been prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP.

For an explanation of the principal differences between UK GAAP and US GAAP affecting the Group, see Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-31 of this Annual Report. This also includes a reconciliation of profit, a statement of comprehensive income, details of earnings per share, a reconciliation of the impact on earnings of SFAS142 ‘Goodwill and Other Intangible Assets’, a reconciliation of equity shareholders’ funds and a consolidated cash flow statement.

Critical Accounting Policies

The results of the Group’s operations and its financial condition are dependent upon the utilization of accounting methods, assumptions and estimates that are used as a basis for the preparation of the Consolidated Financial Statements. The Consolidated Financial Statements of Bunzl are prepared in accordance with UK GAAP and the accounting policies employed are set out under the heading “Accounting Policies” on pages F-6 and F-7 of this Annual Report. The Company has identified the following critical accounting policies and related methods, assumptions and estimates which management believes are essential to understanding the underlying financial reporting risks and the impact that these accounting methods, assumptions and estimates have on the Group’s reported financial results. This information should be read in conjunction with the Consolidated Financial Statements and this “Operating and Financial Review and Prospects”.

Goodwill

Bunzl has significant investments in goodwill as a result of acquisitions of businesses. Goodwill arising on acquisitions made prior to January 1, 1998 remains eliminated against reserves. Goodwill arising on acquisitions made after December 31, 1997 is capitalized and is amortized through the profit and loss account over its estimated useful life, a period of up to 20 years, on a straight line basis. Changes in these lives would result in different effects on the profit and loss account. It is estimated that a change of one year in the useful economic life of goodwill would have an impact of approximately £1 million on annual Group operating profit.

Goodwill is reviewed for impairment when events and circumstances indicate that carrying values may not be recoverable and any impairments are charged to the profit and loss account. Tests for impairment are based on discounted cash flows and assumptions (such as discount rates, timing, growth prospects and competitive environment) which are inherently subjective. No impairments to goodwill were identified in the years ending December 31, 2003, 2002 or 2001.

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

Determining the fair values of assets and liabilities acquired involves the use of significant estimates and assumptions (such as discount rates, asset lives and recoverability). Assets and liabilities are measured at their estimated realizable value and the fair values of freehold properties are typically determined by valuation on an open market existing use basis by qualified valuers.

Bunzl believes that estimates made in previous years have been accurate as any change made in the year following acquisition to finalize provisional fair value adjustments made in the year of acquisition have not been material.

Pensions

On January 1, 2003 the Group fully adopted FRS17 ‘Retirement Benefits’. The impact of accounting for pensions under FRS17 rather than SSAP24 ‘Accounting for Pension Costs’ for the year to December 31, 2003 was an increase in consolidated profit of £0.3 million and the impact on opening consolidated shareholders’ funds as at January 1, 2003 was a reduction of £68.8 million.

The application of FRS17 requires the exercise of judgment in relation to assumptions for future pay rises in excess of inflation, employee demographics and the future expected return on assets. Bunzl determines the assumptions to be adopted in discussion with its independent actuaries and believes that these assumptions are in line with best practice and are appropriate for the business.

The application of different assumptions could have a material effect on the amounts reflected in the Consolidated Financial Statements. Assumptions vary for the different countries in which the Group operates and there is also an inter-dependency between some of the assumptions. Consequently it is impractical and potentially misleading to give any approximate impact on the results of a change in any one assumption in isolation.

Revenue recognition

Sales represent sales to third parties for services provided and goods sold, excluding intercompany transactions. Sales are valued at invoiced amount, excluding sales taxes, less estimated provisions for returns and volume and early settlement discounts where relevant. Returns provisions are based on experience over an appropriate period as well as other factors. Volume and early settlement discounts are generally based on an agreement, formal or otherwise, with customers. Experience has shown that these estimates have been accurate in the past. Income from the sale of goods and services is recognized when delivery has occurred and where the price is fixed or determinable and reflects the commercial substance of the transaction.

Share based payments

From January 1, 2005 International Financial Reporting Standards (“IFRS”) will require share based payments to be fair valued and charged against income. This charge in 2003, as calculated under IFRS, would have been £3.4 million (2002: £3.1 million, 2001: £2.6 million). As explained below, the Group will adopt IFRS from January 1, 2005. US GAAP requires some share based payments to be charged to income, which in 2003 amounted to £3.3 million (2002: £1.0 million, 2001: £5.3 million).

International Financial Reporting Standards

The Council of the European Union announced in June 2002 that all European listed companies will be required to adopt IFRS from January 1, 2005. This will affect the Group’s financial statements for the six months ending June 30, 2005 and the year ending December 31, 2005. Assessing the differences between current accounting policies and IFRS is a complex task, not least as many of the IFRS are themselves in the course of revision. However it is already evident that certain accounting policies and some presentational aspects of the financial statements will change. Work has commenced to ensure the Group will be ready to meet the conversion deadline and to present clearly the effects of convergence to IFRS.

Background

The following discussion and analysis of the Group’s results of operations and the Group’s medium term prospects should be considered in light of certain significant developments which have occurred in recent years in the Group.

Bunzl has followed a strategy of focusing its resources on areas where it has, or can develop, real competitive advantage and which have sound organic growth potential. This has resulted in a major change in the Group’s structure over the last ten years. The Group now comprises two business areas, Outsourcing Services and Filtrona, both of which are international and continuing to develop through a combination of good organic growth and acquisition.

Acquisitions

The Group spent £36 million on acquisitions during 2003. In February 2003, the Group purchased Enterprise, a distributor of plant supplies to food processors in Dallas, Texas; Greeley, Colorado; Atlanta, Georgia and St Joseph, Missouri. In October Bunzl acquired the business of Baumgartner Fibertec. Based in Crissier, Switzerland, Fibertec is engaged in the development and manufacture and sale of cigarette filters and capillary reservoirs. Also in October the Group bought MultiLine, a distributor of a wide range of consumables to the Danish hotel and catering industries. In December the Group purchased Prolix Packaging, a retail stores supply distributor based in Chicago, Illinois and O’Mahony Packaging, a distributor of supplies to retailers and food processors.

As explained in Risk Factors on pages 7 to 9 of this Annual Report the results of the Group are affected by the acquisitions it makes and the successful integration of the acquired company’s operations in order to realize the anticipated benefits of the acquisition. Over the last three years the company has made a number of acquisitions. The principal acquisitions were:

2001
ICCS MacGregor	February
Filtrati	May
Godin	June
BPI	July
Eastern Paper	October
DKI Group	October
Packers	October
W A Blyth	November

2002
Lockhart	May
Kenco	June
Lesnie’s	November
Darenas	November
Saxton	December
Thomas McLaughlin	December

2003
Enterprise	February
Fibertec	October
MultiLine	October
Prolix	December
O’Mahony	December

Acquisitions contributed the following to Group results in the year of acquisition:

	2003	2002*	2001*
	£m	£m	£m
Sales	21.2	48.6	64.8
Operating profit	0.7	2.7	2.5

*	Restated an adoption of FRS 17 “Retirement Benefits”.

The future results of the Group will be impacted by any decisions to make further acquisitions. In March 2004 Bunzl purchased Skiffy, a Dutch based company with particular expertise in the supply of small nylon parts for protection and finishing applications.

Over the last three years acquisitions have principally strengthened the Group’s position supplying the US food processor industry, the European foodservice industry and the worldwide cigarette filters and bonded fibers industries. The strategy and development of the Group is explained in more detail in ‘History of the Group’ on pages 9 to 11 of this Annual Report.

Disposals

The Group made no disposals in 2003. The principal disposal in 2002 was the sale of the Paper Distribution business area. This disposal included £18 million of deferred cash consideration payable in two tranches; £10 million which was received on July 1, 2003 and a further £8 million which is receivable on July 1, 2004.

Share buy back

In late February 2003, the Board instituted a share buy back program. Shares have been bought on the market and have then been cancelled thus reducing the overall number of shares in issue. The cost of the buy back in 2003 was £91.7 million resulting in the cancellation of 21.3 million shares at an average price of £4.31 per share. These purchases were consistent with the Board’s continuing overall capital management strategy. This strategy seeks to maintain an appropriate balance sheet structure taking into account completed and prospective acquisitions and disposals.

Strategy and structure

Following the disposal of the last of Bunzl’s paper interests in July 2002, the Company was reorganised into two business areas, Outsourcing Services and Filtrona, both of which are focused on areas where the Company has, or can develop, real competitive advantage on an international scale and which have some organic and acquisition growth opportunities. Both areas also fit with the Company’s focus on providing business-to-business consumables, often on an outsourced basis, and are becoming increasingly service oriented.

Outsourcing Services has international overlaps of customers, suppliers, technology and sourcing. As the Outsourcing Services business in Europe and Australasia has grown from virtually nothing ten years ago to about a third of the Company’s total Outsourcing Services business, the Company plans to treat this business as a separate business segment, beginning with the interim results in 2004. Filtrona constitutes a small number of international niche businesses in supply and light manufacture with a number of technical and market overlaps.

Impact of inflation/deflation

As explained in Risk Factors on pages 7 to 9 of this Annual Report the results of the Group are impacted by the price of the raw materials of the products purchased by the Group.

Price deflation has occurred year-on-year over the past three years principally in North America. These pressures have had a negative effect on the growth of both sales and profits. This particularly affected the Group in the second half of 2001 and throughout 2002, although it moderated somewhat in 2003 and should fall further in 2004 if the current announced price increases in the US are fully implemented.

Foreign currency exchange rate trends

As explained in Risk Factors on pages 7 to 9 of this Annual Report the results of Bunzl are impacted by the movements in the US dollar and other foreign currency exchange rates.

The US dollar average exchange rate trend over the past three years is shown below:

	2003	2002	2001
	(dollars per pound sterling)
Average rate	1.64	1.51	1.44

In 2004 this trend is presently continuing with the average year to date rate at the end of March at $1.82.

The weakening of the US dollar against pounds sterling over the last three years has had a significant adverse impact on the pounds sterling results of Bunzl as the majority of the Group’s sales are made in US dollars. This has been slightly offset by the strengthening of the euro against pounds sterling.

In 2003 the overall translation effect of currency movements reduced Group sales growth by approximately £110 million, or 4%, and Group operating profit growth by approximately £10 million, or 5%. Price deflation also had a negative impact on the growth of both sales and profits.

In 2002 the overall translation effect of currency movements reduced Group sales growth by approximately £87 million, or 3%, and Group operating profit growth by approximately £8 million, or 4%.

Bunzl operates on a worldwide basis. Accordingly the results of the Group will continue to be impacted by fluctuations in the US dollar, the euro and other foreign currency exchange rates.

Financial reporting standards and accounting policies

The full requirements of FRS17 ‘Retirement Benefits’ have been adopted in the Consolidated Financial Statements for 2003 which has resulted in the restatement of the Consolidated Financial Statements for 2002 and previous years. There have been no other changes to the accounting policies of the Group from the previous year. See page F-36 of this Annual Report for further discussion of certain recent Accounting Standards Board (“ASB”) and Financial Accounting Standards Board (“FASB”) pronouncements.

2003 compared with 2002

Results

Against the backdrop of mixed economic conditions around the world, the Group produced good results with sales and operating profit of continuing operations in 2003 exceeding those in 2002 due to strong operating performance and underlying organic volume growth combined with acquisition activity. The movement in the dollar was unfavorable and, although the euro strengthened, overall currency movements reduced the reported growth rate of sales and profits. Price deflation also had a negative impact on the growth of both sales and profits.

Group performance

Sales of continuing operations increased by 2%, or £54.6 million, from £2,673.6 million to £2,728.2 million with businesses acquired during the year contributing 1% of this increase. This reflected good operating performance and underlying organic growth largely offset by price deflation and unfavorable currency translation movements. Total sales, which included discontinued operations in 2002 of £161.7 million, decreased by 4%, or £107.1 million, from £2,835.3 million to £2,728.2 million.

Operating profit of continuing operations increased by 4%, or £7.4 million, from £189.0 million to £196.4 million. A strong performance by both Outsourcing Services and Filtrona was partly offset by unfavorable exchange rates. Group operating profit remained constant at £196.4 million.

There were no exceptional items in 2003. The exceptional item in 2002 of £4.1 million represents a profit on the disposal of Paper Distribution partly offset by the costs of exiting Filtrona’s small machine building business. Profit before tax fell marginally from £195.3 million to £194.6 million, despite a £3.4 million lower interest charge.

Continuing operations’ margin (operating profit from continuing operations divided by sales from continuing operations) increased from 7.1% to 7.2%. Outsourcing Services’ margin remained constant at 7.0% and Filtrona’s margin improved from 11.2% to 11.7%. Group margin (total operating profit divided by total sales) rose from 6.9% to 7.2%, principally due to the disposal of Paper Distribution in 2002.

Interest and tax

The net interest charge fell to £1.8 million from £5.2 million in 2002. Lower average borrowings due to strong cash generation from operations, a full year of the Paper Distribution disposal proceeds, lower interest rates and the full year benefit of discounting the Paper Distribution deferred payments, all reduced the charge. The adoption of FRS17 ‘Retirement Benefits’ resulted in a charge in the year which partially offset these benefits. However the 2002 FRS17 restatement reduced the interest charge in that year. The tax charge of £69.0 million represents an overall rate of 35.5% compared to 35.8% in 2002.

Foreign currency exchange rates

Currency had a net adverse impact in the year through translation primarily due to the weakening of the US dollar against sterling. This translation effect is the major way that currency impacts the Group although there is also a small transaction effect on certain parts of the business. In 2003 the overall translation effect of currency movements reduced Group sales growth by approximately £110 million, or 4%, and Group operating profit growth by approximately £10 million, or 5%.

Earnings and dividends

Earnings fell marginally from £124.8 million to £124.6 million. The weighted average number of shares in issue reduced to 455.2 million from 461.4 million due to the share buy back partly offset by shares issued due to the exercise of employee share options. Earnings per share increased by 1% or 0.3p from 27.1p to 27.4p.

An interim dividend of 3.85p per share and a final proposed dividend of 8.25p will deliver an increase of 8% for the year at a total cost of £54.4 million. £70.2 million is to be transferred to reserves.

Balance sheet

Total assets less current liabilities decreased by £65.0 million from £829.6 million to £764.6 million. This was largely accounted for by decreased short term deposits and lower working capital. Net debt decreased by £9.5 million to £96.5 million due to strong operating cash flow more than offsetting an acquisition spend of £36.1 million and the share buy back of £91.7 million. Shareholders’ funds decreased by £16.0 million to £459.2 million due to the impact of the share buy back more than offsetting the retained profit for the year. Management believes that the Group’s balance sheet remains strong and has adequate working capital for its needs.

Obligations due within one year under operating leases increased from £34.3 million at December 31, 2002 to £35.1 million at December 31, 2003. 26% of these operating leases expire in more than five years, compared to 30% in 2002. At the year end the Group was committed to, but had not provided for, capital expenditure of £1.3 million (2002: £1.4 million).

Goodwill

This increased by £1.4 million to £290.9 million reflecting goodwill arising in the year on acquisitions largely offset by an amortisation charge of £17.7 million and exchange movements.

Capital expenditure

Bunzl continued to invest substantial amounts in the capital base of the Group. New equipment has been purchased to maintain the quality of the Group’s assets and warehouses have been expanded and upgraded as volumes have continued to grow. Once again the Group has invested in computer systems both to improve them and to install them in newly acquired companies. These systems remain critical to the Group’s ability to serve its customers in the most efficient and appropriate way. Management believes that up-to-date assets are an important source of the Group’s competitive advantage and maintaining them remains a priority.

Pensions

On January 1, 2003, the Group fully adopted FRS17 ‘Retirement Benefits’. As a result, comparative figures have been restated. The impact on the consolidated profit for the year to December 31, 2002 was a reduction of £0.4 million and the impact on the consolidated shareholders’ funds as at December 31, 2002 was a reduction of £68.8 million. At December 31, 2003 the Group’s FRS17 pension liability was £40.8 million, a £2.9 million improvement compared to 2002 due to a stronger market performance more than offsetting increased liabilities.

Discussion by Business Area

Outsourcing Services

Operating across North America, Europe and Australasia, Bunzl believes it is the leading supplier of a range of products including outsourced food packaging, disposable supplies and cleaning and safety products for supermarkets, redistributors, caterers, food processors, hotels, contract cleaners, non-food retail and other users.

Volume growth and the successful integration of acquisitions saw Outsourcing Services progress well with sales increasing 2%, or £44.4 million, from £2,231.2 million to £2,275.6 million despite price deflation and unfavorable exchange rate movements. Operating profit rose by 3%, or £5.0 million, from £155.3 million to £160.3 million, despite the unfavorable exchange rate movements, assisted by focus on greater efficiencies and control of operating costs.

With trading conditions continuing to be challenging, Bunzl’s specialist knowledge and experience in providing cost-effective, outsourced solutions to customers and its ability to integrate selective acquisitions have enabled the Company to extend the scope of its operations and continue to offer innovative supply programs to add value for new and existing customers.

North America

The North American business grew dollar sales and profits in a tough economic and competitive environment. Price deflation continued to have an impact due to manufacturers’ overcapacity in several major product lines. Customer consolidation also had an effect on the Company’s business particularly in the supermarket industry. The large national operators have penetrated the smaller markets, forcing the regional and local retailers to sell, consolidate or specialize.

Although the largest customer group for this business remains supermarkets, the majority of new business with new customers was a result of sales gains in the redistribution, processor and janitorial/sanitation (“jan/san”) businesses. Sales initiatives in the foodservice category resulted in expanded business at several national companies. The Company has been able to demonstrate its ability to provide disposable non-food items efficiently, enabling these companies to use their space for higher dollar items. The Company has also secured additional business in non-food retail with the addition of several accounts during 2003 and plans to pursue more such accounts in 2004 as new opportunities become available.

The Company provides a wide range of disposable products to customers in all of its businesses, including plastic and paper packaging items, janitorial supplies, non-food retail products and operating plant supplies. The focus is on finding packaging solutions for customers that will generate additional sales for the redistribution and supermarket areas and operational efficiencies for the processor and jan/san markets. In an effort to increase competitiveness and to find new innovative products, the Company has invested substantial time and effort into its import initiative. Through this program, the Company has been able to source quality products from reliable manufacturers that keep it on the leading edge of finding solutions for customers. In 2003 the Company’s imports approximately doubled. In addition to imports, the Company has expanded its private label program, Prime Source, to many new product lines that has resulted in new sales opportunities and more operational efficiencies.

The Company believes it is the largest distributor of these products in North America, serving all 50 states, Canada, Mexico, and the Caribbean from 73 locations. Using a fleet of more than 350 trucks, the Company is able to deliver thousands of different items to customers located across the geographical area. With this coverage, the Company is able to provide product and logistics solutions to local, regional and national customers utilising a total program concept. The Company’s sophisticated IT platform, which is identical in every one of the Company’s locations, allows for the provision of a consistent and controlled program that customers appreciate.

The Company services national, regional and local supermarket chains. The Company’s experience in this area, along with the product lines and customer relationships, give it the opportunity to develop true long term partnerships for the purpose of providing the most economical in-store packaging program that contributes to better product presentation and ultimately increased sales. During 2003 the Company was able to renew several long term contracts with chains and wholesalers committed to this concept. The Company also acquired Prolix, a specialized supplier in the Chicago region.

Redistribution, including jan/san products, continues to grow and present the Company with new opportunities. As the costs of transportation and warehousing rise for manufacturers, the Company’s value as a redistributor continues to increase. The Company provides an opportunity to small distributors to reduce their capital investment, increase their inventory turns and provide more products to their customers while maximising their operational efficiencies. With the acquisition of Saxton in late 2002, the Company has expanded its jan/san program across its business with the addition of their product lines. This will continue to be an emphasis in the years ahead.

Food processors, including customers that process and package meat, poultry, produce, bakery and other items, continue to be the Company’s fastest growing area. The Company believes that it is the only national distributor able to provide the packaging products, plant operating supplies and janitorial and cleaning supplies through one order and delivery. The Company believes this to be an advantage as its customers grow, due to their space requirements and need for specialists who can provide them with an array of packaging solutions and safety and cleaning products needed to run their businesses. The Company further strengthened its position in this market in February 2003 with the purchase of Enterprise in Dallas.

The Company has continued to improve operations and increase efficiencies demonstrated by operating costs improving again in 2003. The Company has enhanced its internal IT system, improved its facilities and reduced and consolidated its delivery routes and further standardised procedures in warehousing, customer service and purchasing. The Company has also worked with its vendors and customers to eliminate extra costs in the supply chain and plans to continue such efforts into 2004.

Europe and Australasia

In the seven countries that the Company operates in today, the UK, Ireland, Germany, the Netherlands, Denmark, Australia and New Zealand, as well as a number of countries that receive exports, the Company continued to show good progress despite testing economic conditions. The Company provides customers with a ‘one-stop-shop’ for all their purchasing, distribution and store or outlet service needs. The Company also provides management information to help customers better control their expenditure on the broad range of consumable products that the Company typically supplies. By outsourcing the management of this supply chain to Bunzl, customers are able to reduce their internal costs of operation and achieve efficiencies by concentrating on their own core businesses.

During 2003 growth resulted from acquisitions, new contracts and the expansion of the Company’s product range offsetting the impact of deflation, particularly in the retail market.

In addition to acquisitions during the period, including MultiLine in Denmark and O’Mahony in Ireland, the Company achieved new contract wins across a broad spectrum of customers in target markets: contract caterers, contract cleaners, facilities management groups, supermarket/retail chains and the healthcare sector. Moreover, the Company has been successful in increasing its penetration with local customers in many of the markets that it serves. Of particular note, the Company was successful in gaining three new multi-year contracts, a longer timeframe than usual in the industry, which demonstrates customers’ confidence in Bunzl as a reliable partner. The first such contract covers several countries in Northern Europe for the supply of all non-food consumables to an international catering group. The second covers the provision of all in-store consumables for a leading UK non-food retail chain reflecting the Company’s expertise in tailoring supply programs to meet the specific requirements of retail customers. The third covers the provision of all light catering equipment for a catering group in the UK.

Focused expansion of the Company’s product range to capture more business with individual customers has been a feature of development for several years. The range extension into light catering equipment, largely as a result of the acquisitions of Lockhart and McLaughlin in 2002, has proved beneficial with several customers in the UK, especially in hotel and catering supplies, and provides the base for potential future expansion into other countries where the Company is also strong with such customers.

The Company believes it is the leading independent vending operator in the UK. As such, the Company’s Vending Services business has been successful in generating organic sales growth from winning contracts in the financial services and retail sectors in the UK. Nevertheless 2003 was a challenging environment with consumption in the City of London specifically, and industry in general, reduced due to staff cutbacks.

Adding new product categories to its core range helped the Company’s specialist healthcare supply business, Shermond, to show strong organic growth. The Company’s healthcare sector was also a successful area of development in a number of countries including the Netherlands, Ireland and Australia.

Organic growth and the integration of recent acquisitions also drove the successful development of the Company’s cleaning and safety supplies businesses. The Company secured organic growth by winning new contracts and developing its product range with existing customers. A growing number of products are now sourced internationally and developed under the Company’s own brand names. A number of the key UK ranges have been successfully introduced into the Australian market following the creation of a dedicated Bunzl Safety sales resource in Australia. In the UK the Darenas business, acquired at the end of 2002, is in the process of being fully integrated with the core business in order to reduce the Company’s cost base and establish a common platform from which to grow in 2004.

The Company’s activities during 2003 have been focused on integrating new acquisitions, particularly in Australia, Denmark, Ireland and the UK, improving performance and enhancing returns. The Company has supplemented these activities with investment in new, more efficient warehouse operations and standardised IT systems. During the last two years the Company has opened new, state-of-the-art warehousing facilities in the Netherlands, Germany and the UK and, in 2004, will open new facilities in the UK, Denmark, Ireland, Australia and New Zealand. The Company is also implementing its standard IT systems into the acquisitions it has made and will continue to drive this process forward in 2004. Finally, the Company has established a Group Purchasing function to enhance its leverage across countries and better co-ordinate its international sourcing activities. These initiatives provide the foundations for continued expansion and development from an efficient and effective cost base.

Filtrona

Filtrona is a world leading supplier of outsourced cigarette filters, ink reservoirs and other bonded fiber products, protection and finishing products, self-adhesive tear tapes and certain security products. It is also a leading extruder of custom plastic profiles.

Sales in Filtrona rose by 2%, or £10.2 million, from £442.4 million to £452.6 million and operating profits increased by 6%, or £3.2 million, from £49.7 million to £52.9 million despite unfavorable exchange rate movements and the continuation of a challenging manufacturing environment, which was most noticeable in the Company’s North American businesses.

Filtrona operates from 38 production facilities in 14 countries engaged in flexible light manufacture and service oriented supply of low unit value items to customers throughout the world. Management believes that Filtrona occupies leadership positions in small focused international markets, or niche segments of larger markets, where the development of quality, differentiated positions is possible through consistent investment and dedication to delivering superior customer value and service.

The underlying performance of the Company’s outsourced filters businesses continued its robust trend, with volumes ahead in all regions and a particularly encouraging performance in Asia, although headline results were impacted by currency translation. The business continues to benefit from increased consumer demand for brands with low tar and special filters, often including charcoal, driven by changing consumer tastes and ever stricter legislative requirements. While it is now possible for manufacturers to self-manufacture some of the simpler carbon filters due to them becoming standard on more popular brands, the principal industry players continue to favor outsourcing for a major proportion of their requirements. There is also a growing interest in more complex and innovative filters, which can reduce particular constituents within cigarette smoke, and Filtrona is well placed to assist with its range of technologies, experience and know-how. Two such products were launched in November at the industry’s leading exhibition, Tabexpo, in Barcelona. The acquisition of Baumgartner’s Fibertec business was completed in October and the Company believes this will have a positive impact on its filters and fibers businesses during 2004 as the Company capitalizes on the additional customers, volumes and complementary technologies derived from this important strategic step. The changing dynamics of the market have led to the commencement of a consultation process with the local workforce regarding the future of the Company’s northern Italian production facility.

The Company’s fibers business based in Richmond, Virginia and Reinbek, Germany sells reservoirs and wicking devices manufactured using bonded fiber technology for products including pens and printers, medical device components and household items. The continued focus on the development of new technologies, applications and geographic coverage has contributed to excellent growth this year. The business has been renamed Filtrona Fibertec, recognising both the applicability of the name to our fibers operations and the continuity from the Baumgartner Fibertec acquisition.

The Company believes that its self-adhesive tear tape business continues to be the world’s leading supplier. This business made particularly good progress in Asia, where supply to an important new customer in Japan began, and the Americas, assisted by the start up of film coating at the Richmond, Virginia facility. Volumes of both standard self-adhesive tear tape and tear tape with value added features continued their strong growth trend. The use of tear tape as a medium for brand promotion and security purposes utilising various printing techniques to produce multi-colored images and text continued to develop. The application of extrusion coated films for security and industrial uses is also showing encouraging results. The Company continues to invest in this business and a new 10-station printer at the Company’s Nottingham, England site is allowing expansion in the range of specialist products and services the Company is able to offer customers.

The Company’s protection and finishing business continued to face weakness in many of its core industrial markets, especially in the US, and rising polymer prices were also a drag on performance. In spite of this, sales for the business as a whole were ahead of last year as Europe and the oil sector performed strongly. The policy of building the distribution network, strengthening the product range further with the addition of many new lines and increasing the sophistication of its marketing programs continues to have a positive impact on the performance of the business. The addition of Skiffy in 2004 will further strengthen this business with its particular expertise in the supply of nylon parts.

Sales of the Company’s European extrusion business picked up in the second half of the year which reflected the slight improvement in the European manufacturing sector. This business continues to build its position in export markets where many opportunities exist for further development and growth. The US business also experienced improved trading conditions in the second half of the year, although certain customer segments, such as aerospace, remain depressed. Other segments, including medical, traffic control, lighting and refrigeration, saw good growth reflecting the business’s focus on proprietary products and differentiated process technologies. Measures continued to be taken to reduce unit costs and to grow the Company’s business in Mexico where future prospects remain positive.

2002 compared with 2001

Results

Sales and operating profit of continuing operations in 2002 exceeded those of 2001, primarily as a result of strong operating performance and underlying organic growth combined with acquisition activity, despite difficult economic conditions around the world, price deflation and unfavorable currency movements, the last of which reduced growth rates by approximately 4 percentage points.

Group performance

Sales of continuing operations rose by 5%, or £115.3 million, from £2,558.3 million to £2,673.6 million, reflecting a good operating performance partly offset by unfavorable exchange rate movements and price deflation, with businesses acquired during the year contributing £48.6 million of this increase. Sales of discontinued operations were £161.7 million compared to £318.2 million in 2001. Total sales including discontinued operations fell by 1%, or £41.2 million, from £2,876.5 million to £2,835.3 million due to the disposal of the Paper Distribution business area in July 2002.

Both Outsourcing Services and Filtrona recorded increases in sales despite challenging market conditions. Operating profit of continuing operations increased by 1%, or £2.4 million, from £186.6 million to £189.0 million, with businesses acquired during the year contributing £2.7 million. Operating profit of discontinued operations was £7.4 million compared to £14.9 million in 2001. Total operating profit decreased from £201.5 million to £196.4 million. The only exceptional item in 2002 was a profit on the sale of discontinued operations of £4.1 million. There were no exceptional items in 2001. Including a net interest charge of £5.2 million, profit before tax increased by 3% from £190.2 million to £195.3 million. Goodwill amortization was £16.1 million in 2002 and £12.8 million in 2001.

Continuing operations margin (operating profit from continuing operations divided by sales from continuing operations) decreased from 7.3% to 7.1% due to a slight easing of the margin in both Outsourcing Services and Filtrona, while the margin for the Group as a whole (total operating profit divided by total sales) decreased marginally from 7.0% to 6.9% due to the decline in continuing operations margin being partly offset by the disposal of the lower margin Paper Distribution business area.

Interest and tax

The net interest charge decreased to £5.2 million from £11.3 million as a result of lower average borrowings due to strong cash generation from operations, disposal proceeds exceeding acquisition spend and lower interest rates more than offsetting a lower net financial return following the adoption of FRS17 ‘Retirement Benefits’. The tax charge of £70.0 million represents an overall rate of 35.8% compared with 37.5% in 2001.

Foreign currency exchange rates

Currency had a net unfavorable impact in the year through translation primarily due to the volatility and weakness of the US dollar against sterling. This translation effect is the major way that currency impacts the Group although there was also a small transaction effect on certain parts of the business. In 2002 the overall translation effect of currency movements reduced Group sales growth by approximately £87 million, or 3%, and Group operating profit growth by approximately £8 million, or 4%.

Earnings and dividends

Profit for the financial year increased by 5% from £118.5 million to £124.8 million. The weighted average number of shares in issue rose to 461.4 million in 2002 from 458.6 million in 2001 due to the exercise of employee share options. Earnings per share rose by 5% from 25.8p to 27.1p.

An interim dividend of 3.65p per share and a final dividend of 7.55p represent an increase of 8% for the year, at a total cost of £52.3 million.

Balance sheet

Total assets less current liabilities increased by £65.7 million from £763.9 million to £829.6 million. This was largely accounted for by an increase in goodwill, higher long term debtors, increased cash and short term deposits and lower short term borrowings.

Obligations due within one year under operating leases decreased from £57.2 million at December 31, 2001 to £34.3 million at December 31, 2002. 30% of these operating leases expire in more than five years, compared to 41% in 2001. At the year end the Group was committed to, but had not provided for, capital expenditure of £1.4 million (2001: £1.2 million).

Capital expenditure

Despite the slowdown in the world economy, high levels of capital expenditure have continued to be invested in the business. Facilities have been refurbished and upgraded improving both capacity and efficiency. The Group has continued to invest substantially in computer systems, focusing on improving systems and installing them in newly acquired companies. These improvements have enhanced the Group’s systems infrastructure and e-commerce capability. Maintaining an up-to-date asset base remains a priority as it enhances the Group’s market position and enables it to serve its customers better thereby providing it with a source of real competitive advantage.

Pensions

The Group adopted FRS17 ‘Retirement Benefits’ in 2003 and has accounted for pensions under that standard. Results for 2002 and previous years have therefore been restated.

Discussion by Business Area

Outsourcing Services

Good organic growth and acquisitions caused sales to increase by 5% to £2,231.2 million from £2,129.1 million in 2001, despite unfavorable exchange rate movements which impacted both sales and profits by 3% and 4% respectively. The continuing focus on greater efficiencies and control of operating costs also contributed to good performance and operating profit rose by 2% to £155.3 million from £152.1 million in 2001.

Trading conditions remained challenging as a result of the economic slowdown in North America and Europe, despite which the Group achieved good volume growth. Customers continued to favor outsourced solutions to service their requirements, as these often prove to be cost effective. In this context, the Group’s specialist knowledge of the market, efficient operations and competitive pricing made it attractive to both existing and new customers. The Group’s focus on greater efficiencies and control of operating costs was more than offset by price deflation arising from an imbalance of supply and demand resulting in the operating margin (operating profit divided by sales) easing slightly to 7.0% from 7.1% in 2001.

In North America Bunzl believes it is the largest distributor of supermarket supplies such as plastic and paper packaging and bags, labels and cleaning materials. This business has experienced organic growth due to increased outsourcing and the growing demand for packaging for ready to eat meals and fresh and freshly prepared food and drink. The integration of Godin and Eastern Paper, both acquired in 2001, has benefited Bunzl’s ability to service national grocery chains in Canada.

The Group further developed its food processor supplies business in the US, both organically and through the acquisitions of Koch (in 2000) and Packers (in 2001).

The Group’s redistribution business distributes disposable products and janitorial supplies to sub-distributors who sell to smaller outlets as well as these and other specialized products to other customers including non-food retailers, healthcare providers and airlines. It also expanded during the year, enhanced by the acquisition of Kenco, based in Seattle, in June 2002 and Saxton, based in Phoenix, in December 2002.

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

In Europe management believes the Group’s specialist distribution, procurement capabilities and market knowledge are a source of competitive advantage, enabling Bunzl to provide customers with one stop solutions particularly in the UK, Ireland, Germany, Benelux and Scandinavia. This business has increased sales, despite deteriorating economic conditions particularly in mainland Europe, as a result of new contract wins, an expansion of the product range and the integration of new businesses acquired in 2001 and 2002, in particular, Lockhart, a leading supplier of catering equipment in the UK. Management believes that Bunzl’s suppliers will continue to consolidate and rationalize their customer distribution operations, providing opportunities for further growth in this area.

The Group’s retail supplies business has implemented full goods not for resale consolidation programs for major UK supermarkets and other non-food retailers. The Group’s healthcare supply business, Shermond, performed well and added some new products to its range.

Bunzl’s hotel and catering supplies business, which operates in the UK, the Netherlands, Germany, Ireland and Scandinavia, frequently in conjunction with the Group’s vending supplies business, continues to serve many leading catering and hotel groups and important contracts have been won or renewed in the past year. The acquisition in 2002 of both Lockhart and McLaughlin, who are leading suppliers of catering equipment in the UK and Ireland, has added a wide range of items to the Group’s product offering.

The Outsourcing Services business in Australia performed well over the year, and its position was strengthened in November 2002 by the acquisition of Lesnie’s, one of the leading distributors of packaging and related consumables and equipment supplies to the food processor industry in Australasia. Lesnie’s complements Bunzl’s processor supplies businesses in North America and Europe and provides the Group with a base from which to develop customer and supplier relationships in New Zealand.

Bunzl’s cleaning and industrial supplies business performed strongly with a number of important projects commencing during the year. In November, the Group agreed to purchase Darenas, a cleaning and hygiene supplies business with national coverage in the UK, and completed shortly thereafter. The Group is developing its business with the food processor industry building on its acquisitions in the UK, Denmark and Ireland and management believes that Bunzl is in a good position to win further business from the larger food producers and processors, and cleaning and facilities management groups.

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

Filtrona

During the year ended December 31, 2002 the Group was reorganized so that the enlarged Filtrona now comprises the old Filtrona and the former Plastics business. Filtrona now constitutes a small number of international businesses engaged in service-oriented supply and light manufacture for niche markets, including outsourced filters, ink reservoirs and other bonded fiber products, protection and finishing products, tear tape, security products and extruded plastics. The reorganization is providing certain cost savings as well as intangible benefits arising from bringing together skills in overlapping technologies and markets. Filtrona’s sales rose by 3% from £429.2 million to £442.4 million and operating profit increased slightly from £49.6 million to £49.7 million, despite the continuing weakness of the manufacturing environment which primarily affected the Group’s North American businesses and the adverse impact of currency translation which reduced sales and profits by 4% and 6% respectively.

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

The tear tape business had another good year as demand for both standard self-adhesive tear tape and tear tape with added value features grew strongly. The use of tear tape as a medium for brand promotion and security purposes through the use of multi-colored text and images has become increasingly attractive to Bunzl’s customers. As Bunzl makes advances in printing and application technology, the Group is able to offer customers increasingly specialized products and services. Bunzl continues to invest in this business to enhance its ability to serve international customers and to support the development of new and more sophisticated tear tape and other security products.

Although the weakness of many of its industrial and manufacturing markets continued through the second half of 2002, the protection and finishing business continued to show resilience in North America, with the European business moving ahead. This good overall performance overcame the softness of sales to the oil sector, which affected North America in particular. The business continued to grow its distribution operations, adding further product lines and strengthening its network in Europe, particularly in France and Germany.

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

LIQUIDITY AND CAPITAL RESOURCES

Bunzl continues to be a highly cash generative business. The primary sources of the Group’s liquidity have been cash generated from operations and cash received from disposals of businesses. A portion of these funds have been used to fund acquisitions and share purchases, to pay interest, dividends and taxes, and to fund capital expenditure.

Cash flow

Net cash inflow from operating activities was £250.4 million, a £34.0 million increase compared to 2002, of which £17.1 million was due to stronger working capital management. In 2002 there was a special pension contribution of £20.0 million which was not repeated in 2003.

Interest

The net interest charge was £1.8 million in 2003. Lower average borrowings due to strong cash generation from operations, a full year of the Paper Distribution disposal proceeds, lower interest rates and the full year benefit of discounting the Paper Distribution deferred payments, all reduced the charge compared to the prior year. The adoption of FRS17 ‘Retirement Benefits’ resulted in a charge in the year which partially offset these benefits. However the 2002 FRS17 restatement reduced the interest charge in that year.

Dividends

In the year ended December 31, 2003, £51.8 million in ordinary dividends were paid, representing the final dividend for the year ended December 31, 2002 and the interim dividend for the year ended December 31, 2003.

Capital expenditure

Gross capital expenditure of £37.8 million was used to refurbish and expand facilities, upgrade and replace computer systems and enhance the quality and capacity of the asset base. Sales of fixed assets generated a cash inflow of £6.5 million resulting in a net capital expenditure of £31.3 million.

Acquisitions

An acquisition spend of £36.1 million and net disposal proceeds of £10.0 million resulted in a net cash outflow of £26.1 million on acquisitions and disposals. The cash outflow on acquisitions predominately related to the acquisitions of Enterprise, Fibertec, MultiLine, O’Mahony and Prolix. The cash inflow of £10.0 million represents deferred consideration on the sale of Paper Distribution in 2002.

Share buy back

In late February 2003 Bunzl commenced a share buy back program. The cost of the buy back was £91.7 million resulting in the cancellation of 21.3 million shares at an average price of £4.31 per share.

Shareholders’ funds

Shareholders’ funds decreased by £16.0 million from £475.2 million at the end of 2002 to £459.2 million at the end of 2003 due to the impact of the share buy back more than offsetting the retained profit for the year.

Net debt

Net debt decreased by £9.5 million to £96.5 million due to strong operating cash flow more than offsetting an acquisition spend of £36.1 million and the share buy back of £91.7 million.

Management believes that the Group’s balance sheet remains strong and has adequate working capital for its current needs.

Management currently expects that future operating cash flow will be sufficient to fund its operating costs and costs of debt, to satisfy appropriate levels of capital expenditure and to meet tax and dividend commitments, subject to the Risk Factors discussed on pages 7 to 9 of this Annual Report.

Borrowings

At December 31, 2003, the Group had gross borrowings of £255.3 million, of which £125.7 million comprised a US dollar Bond of $225 million. Net of cash and liquid resources of £158.8 million, the Group’s net debt at December 31, 2003 was £96.5 million, a decrease of £9.5 million from £106.0 million at the end of 2002.

The Group is funded in part by a mixture of one to five year multi-currency committed credit facilities from 13 banks totaling £321.2 million and a US dollar Bond totaling $225 million. The facilities mature between 2004 and 2009 and the loans under these facilities are drawn for various periods, at interest rates based on US dollar LIBOR. Loans of £103.6 million were drawn under these facilities at average rates of approximately 1.4% at the end of 2003 and were repayable in early 2004. As these drawings were refinanced on maturity under the same facilities, dependent upon the term of the relevant facility under which they have been drawn, £13.7 million of these loans were classified for accounting purposes as repayable within one year, £67.6 million were classified as repayable between one and five years and £22.3 million were classified as greater than five years. Loans amounting to £1.3 million as of December 31, 2003 were secured by either fixed or floating charges on various assets of the relevant Group borrower. In addition the Group maintains uncommitted and overdraft facilities to maintain short term flexibility.

The credit agreements under which the banks provide these facilities contain customer terms and conditions, including various financial and operating covenants (such as a minimum gearing and interest cover levels and customary negative pledge and reporting covenants). The US dollar Bond also contains similar financial and operating covenants. The Group believes that it is in compliance with all such covenants and that they do not presently impose undue restrictions on its activities.

Obligations due within one year under operating leases increased from £34.3 million at December 31, 2002 to £35.1 million at December 31, 2003. 26% of these operating leases expire in more than five years, compared to 30% at December 31, 2002. At the year end the Group was committed to, but had not provided for, capital expenditure of £1.3 million (2002: £1.4 million). It is anticipated that these commitments will be fulfilled out of operating cash flow.

Other than as described above, the Group does not have any material commitments of a long term basis for either capital expenditures or payments on debt obligations.

Pensions

Since January 1, 2003 the Group has accounted for pensions under FRS17 ‘Retirement Benefits’ and has included appropriate disclosure in Note 21 of the Notes to the Consolidated Financial Statements beginning on page F-22 of this Annual Report. As a result, comparative figures have been restated. The impact on the consolidated profit for the year to December 31, 2003 was an increase of £0.3 million (2002: £(0.4) million, 2001: £1.6 million). The impact on the opening consolidated shareholders’ funds as at January 1, 2003 was a reduction of £68.8 million (2002: £25.9 million, 2001: £3.4 million).

The FRS17 disclosure in Note 21 of the Notes to the Consolidated Financial Statements beginning on page F-22 of this Annual Report shows a deficit net of deferred taxation of £40.8 million, a £2.9 million improvement compared to 2002 due to a stronger market performance more than offsetting increased liabilities. The Group has reviewed its pension arrangements including benefits and contribution rates. All principal defined benefit schemes are closed to new members and new employees, who are now offered a defined contribution arrangement.

Treasury policies and controls

Bunzl has a centralised treasury department to control external borrowings and manage exchange rate risk and interest rate risk. Treasury policies are approved by the Board and cover the nature of the exposure to be hedged, the types of financial instruments that may be employed and the criteria for investing and borrowing cash. The Group only uses derivatives to manage its foreign currency and interest rate risks arising from underlying business activities. No transactions of a speculative nature are undertaken. The department is subject to periodic independent reviews by the internal audit department. Underlying policy assumptions and activities are reviewed by the executive directors. Controls over exposure changes and transaction authenticity are in place and dealings are restricted to those banks with the relevant combination of geographic presence and suitable credit rating. The Group continually monitors the credit ratings of its counterparties and credit to each counterparty.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility. The Group is funded by a US dollar Bond and multi-currency credit facilities from the Group’s bankers. The US dollar Bond, issued in 2001, is in three tranches: five years, seven years and ten years for a total of $225 million at fixed rates of interest. The bank facilities have tenures ranging from one year to five years and mature between 2004 and 2009. At December 31, 2003, available bank facilities totalled £321.2 million of which £103.6 million was drawn down. In addition the Group maintains uncommitted and overdraft facilities to maintain short term flexibility.

Foreign currency risk

The majority of the Group’s net assets are in currencies other than sterling. The Group’s policy is to limit the translation exposure and resulting impact on shareholders’ funds by borrowing in those currencies in which the Group has significant non-sterling net assets and by using forward foreign exchange contracts. At 31 December 2003 there were no material currency exposures after accounting for the effect of the hedging transactions. As the majority of non-sterling net operating assets are denominated in US dollars, borrowings are primarily held in US dollars. The Group does not hedge the translation effect of exchange rate movements on the profit and loss account.

The majority of the Group’s transactions are carried out in the functional currency of the Group’s local operations and so transaction exposures are limited. However, where they do occur, the Group’s policy is to hedge exposures as soon as they are committed using forward foreign exchange contracts.

Interest rate risk

The Group’s strategy is to ensure with a reasonable amount of certainty that the overall Group interest charge is protected against material adverse movements in interest rates. The majority of the US dollar Bond was swapped to floating rates when the Bond was issued in 2001. Interest rate caps are in place to reduce the Group’s floating rate exposure to movements in US dollar LIBOR.

Financial reporting standards and accounting policies

FRS17 ‘Retirement Benefits’ has been adopted in the 2003 Consolidated Financial Statements. With the exception of FRS17 there have been no changes to the accounting policies of the Group from the previous year.

RESEARCH AND DEVELOPMENT

It is the Group’s policy to commit sufficient funds to enable it to keep abreast of all relevant product, process, market and system developments in the fields in which it operates.

In 2001, 2002 and 2003 the Group spent £3.7 million, £4.7 million and £5.1 million respectively on its research and development activities.

TREND INFORMATION

The combination of volume growth in the Group’s major markets, its strong positions in those markets and the opportunities to make acquisitions means that management currently believes that the underlying prospects of the Group are good and that, at constant exchange rates, the Group will continue to develop satisfactorily.

OFF-BALANCE SHEET ARRANGEMENTS

The Group has provided bank, trade and other guarantees of £7.4 million to third parties as of December 31, 2003. For further information on guarantees see Note 20 of the Notes to the Consolidated Financial Statements on page F-22 of this Annual Report.

There are no other off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the Group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources.

CONTRACTUAL OBLIGATIONS

The following table summarizes Bunzl’s principal contractual obligations at December 31, 2003:

		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	£m	£m	£m	£m	£m
Long term debt	255.1	37.9	89.6	77.2	50.4
Finance lease obligations	0.2	0.1	0.1	—	—
Operating leases	186.3	35.1	49.1	29.4	72.7
Capital expenditure	1.3	1.3	—	—	—

Further information relating to the Group’s long term debt is set out in Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources – Borrowings” on page 35 of this Annual Report. Operating leases principally relate to land and buildings. The Group’s future operating cash flow is expected to be sufficient to meet these contractual obligations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The business of the Company is managed by the Board of directors, comprising executive and non-executive directors. The directors and executive officers of the Company as of February 23, 2004 are as follows:

Name	Position	Age	Date of expiration of current term of office
A.J. Habgood	Chairman	57	May 2006
A.P. Dyer	Deputy Chairman - Non-executive Director	71	May 2004
D.M. Williams	Finance Director	58	May 2005
P.G. Lorenzini	Chief Executive, Outsourcing Services North America	64	July 2004
S.G. Williams	Non-executive Director	56	May 2006
P. Heiden	Non-executive Director	47	May 2005
J.F. Harris	Non-executive Director	55	May 2004
C.A. Banks	Non-executive Director	63	May 2006
M.J. Roney	Non-executive Director	49	May 2004

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

P.G. Lorenzini is Chief Executive, Outsourcing Services North America having joined Bunzl in 1983 with the acquisition of PCI Mac-Pak. He was appointed President of Bunzl Distribution USA in 1986 and joined the Board in 1999 with continuing responsibility for the Group’s largest and most successful business. He is due to retire on July 31, 2004.

S.G. Williams was appointed as a non-executive director in 1994. After training as a lawyer and a period with Slaughter and May, he joined the legal department at Imperial Chemical Industries plc. In 1986 he joined Unilever as Joint Secretary and was appointed General Counsel in 1993.

P. Heiden has been a non-executive director since 1998. Previously with Hanson plc, he joined Rolls-Royce plc in 1992, becoming a director responsible for their Industrial Businesses in 1997 and Finance Director in 1999. In 2003 he was appointed Chief Executive of FKI plc.

J.F. Harris was appointed a non-executive director in 2000 and is senior independent director and Chairman of the Audit Committee. Appointed Finance Director of Unichem Plc in 1986 and Chief Executive in 1992, he became Chief Executive of the enlarged Alliance Unichem Plc in 1997 and Chairman in 2001. He is a non-executive director of Anzag AG and Associated British Foods plc.

C.A. Banks was appointed a non-executive director in 2002 and is Chairman of the Remuneration Committee. Previously Chief Executive of Ferguson Enterprises, the largest North American subsidiary of Wolseley plc, he joined the Board of Wolseley in 1992 and was appointed Group Chief Executive in 2001.

M. J. Roney was appointed a non-executive director in June 2003. After holding a number of senior general management positions within Goodyear throughout Latin America and then Asia, he became President of Goodyear’s Eastern European, African and Middle Eastern businesses and is presently President of Goodyear’s European operations.

COMPENSATION

Reference is made to pages A-1 to A-8 of this Annual Report, which contain Annex A thereto, the Directors’ Remuneration Report.

BOARD PRACTICES

The Board

The Board has established the following committees:

Remuneration Committee

The membership of the Remuneration Committee comprises all of the non-executive directors with the exception of A.P. Dyer. The Chairman of the Committee is C.A. Banks. The terms of reference of the Committee, as approved by the Board, embody the purpose of the Committee as ensuring that the Company’s executive directors and senior executives are fairly rewarded for their individual contributions to the Group’s overall performance having due regard to the interests of the shareholders and to the financial and commercial health of the Group. Members of the Committee do not have any personal financial interest (other than as shareholders) in matters decided by the Committee, nor do they have any potential conflict of interest arising from cross-directorships or day to day involvement in running the Group’s business. The Committee meets at least three times a year and at other times as may be required. While the Chairman of the Company, A.J. Habgood, is not a member of the Committee, he normally attends meetings except when the Committee is considering matters concerning himself. The primary purpose of the remuneration policy is to help ensure the recruitment, retention and motivation of the executive directors by providing fair reward for the responsibilities they undertake and the performance they achieve on behalf of shareholders. The Committee also oversees the administration of the Company’s share incentive schemes for employees. The Board itself determines the remuneration of the non-executive directors. The terms of reference of the Committee are available on the Company’s website.

Audit Committee

The membership of the Audit Committee comprises all of the non-executive directors, with the exception of A.P. Dyer, and is chaired by J.F. Harris. The Committee considers reports from the Group’s internal and external auditors. The reports from the internal audit function cover specific matters arising during the year in addition to matters which are the subject of regular review. The Committee also regularly reviews the resourcing of the internal audit function and its program of investigations. The Committee reviews the half year and annual financial statements before formal submission to the Board for approval. The Committee is also responsible for reviewing the appointment of the external auditors and the broad scope of the annual audit. The Committee reviews and approves the level and type of non-audit work which the external auditors perform, including the fees paid for such work, thus ensuring that their objectivity and independence is not compromised. The Committee meets at least twice a year and at such other times as may be required. While the Finance Director, D.M. Williams, is not a member of the Committee, he normally attends meetings although the Committee has the authority to discuss matters with the external auditors without executive Board members present. The terms of reference of the Committee are available on the Company’s website.

Nominations Committee

The Nominations Committee meets as and when required and recommends candidates for both executive and non-executive positions on the Board for the consideration of the Board as a whole. A.P. Dyer, A.J. Habgood, S.G. Williams, J.F. Harris and C.A. Banks are members of the Committee which is chaired by A.J. Habgood. The terms of reference of the Committee are available on the Company’s website.

Directors’ Service Contracts

A.J. Habgood and D.M. Williams each have service contracts which provide for one year’s notice from the Company and six months’ notice from themselves. There are no provisions for predetermined compensation in excess of one year’s remuneration and benefits in kind. P.G. Lorenzini has a fixed term service contract which runs to July 31, 2004. The non-executive directors are paid an annual fee for their services plus a daily fee for attending meetings of the Board and Board Committees. In addition, where relevant, they are paid a fee for chairing the Remuneration and Audit Committees. The non-executive directors do not have service contracts, are not eligible for pension scheme benefits and do not participate in any of the Group’s bonus or share incentive plans. For details of directors’ compensation, see Annex A to this Annual Report, the Directors’ Remuneration Report, on pages A-1 to A-8 of this Annual Report.

EMPLOYEES

As of December 31, 2003, the Group had 12,043 employees (2002: 11,849, 2001: 12,549), of whom 4,619 were located in North America and 4,545 in the UK. An insignificant number of the Group’s employees are represented by trade unions. The Group has not experienced any significant strikes or work stoppages in recent years and considers its employee relations to be good.

The employment policies of the Group have been developed to meet the needs of its different business areas and the locations in which they operate worldwide, embodying the principles of equal opportunity. The Group has standards of business conduct (including a code of ethics) with which it expects its employees to comply. Bunzl encourages involvement of employees in the performance of the business in which they are employed and aims to achieve a sense of shared commitment.

SHARE OWNERSHIP

The following table sets forth, as of December 31, 2003, the total amount of ordinary shares owned by the directors, and the percentage of the ordinary shares of the Company represented by such ordinary shares outstanding as of such date.

Title of class	Identity of person or group	Amount owned		Percentage of class
Ordinary shares	A.J. Habgood	298,200		0.07%
Ordinary shares	A.P Dyer	47,774		0.01%
Ordinary shares	D.M. Williams	103,263		0.02%
Ordinary shares	S.G. Williams	5,862		0.00%
Ordinary shares	P. Heiden	—		0.00%
Ordinary shares	P.G. Lorenzini	905,742	*	0.20%
Ordinary shares	J.F. Harris	3,187		0.00%
Ordinary shares	C.A. Banks	5,000		0.00%
Ordinary shares	M. J. Roney	5,000		0.00%

*	Includes 17,084 ordinary shares in the form of 3,417 ADRs acquired pursuant to the US Stock Purchase Plan (see page 42 of this Annual Report).

Share Option Schemes and Plans

The Company operates the following share plans for the benefit of its employees relating to the purchase of securities from the Company or its subsidiaries.

Sharesave Scheme (1991) (“Sharesave Scheme”)

The Sharesave Scheme, approved by shareholders at the 1991 Annual General Meeting, is approved by the UK Inland Revenue and was open to all UK employees, including the UK based executive directors, who had completed at least one year of continuous service. No further options will be granted under the Sharesave Scheme which expired in May 2001. It is linked to a contract for monthly savings of up to £250 per month over a period of either three or five years. Under the Sharesave Scheme options were granted to participating employees at a discount of up to 20% to the market price prevailing on the day immediately preceding the date of invitation to apply for the option. Options are normally exercisable either three or five years after they have been granted.

As of March 26, 2004 under the Sharesave Scheme there were options outstanding to purchase 891,559 ordinary shares, at exercise prices ranging from 160 pence to 365 pence, exercisable at various dates until October 31, 2006.

Sharesave Scheme (2001) (“2001 Sharesave Scheme”)

The 2001 Sharesave Scheme was approved by shareholders at the 2001 Annual General Meeting and has replaced the Sharesave Scheme. The 2001 Sharesave Scheme is also approved by the UK Inland Revenue. It operates on a similar basis to the Sharesave Scheme as summarized above. As of March 26, 2004 under the 2001 Sharesave Scheme there were options outstanding to purchase 2,172,936 ordinary shares, at exercise prices ranging from 296 pence to 389 pence, exercisable at various dates from May 1, 2004 until April 30, 2009.

International Sharesave Plan (“International Sharesave Plan”)

The International Sharesave Plan was introduced following the approval of the 2001 Sharesave Scheme by shareholders. It operates on a similar basis to the 2001 Sharesave Scheme save that it is linked to a contract for monthly savings of up to €400 per month (or equivalent in other currencies) over a period of three years and options are granted to participating employees at a discount of up to 20% to the market price prevailing five days before the date of invitation to apply for the option. As of March 26, 2004, under the International Sharesave Plan there were

147,117 options outstanding to employees in the Netherlands and Germany at an exercise price of 296 pence to 389 pence, which are normally exercisable on May 1, 2005 and 2006 respectively. The International Sharesave Plan has recently been extended to employees in Australia and Canada.

Executive Share Option Scheme (No.2) (“No.2 Scheme”)

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

As of March 26, 2004 under the No.2 Scheme there were options outstanding to purchase 83,778 ordinary shares, at exercise prices of 144 pence and 169 pence, exercisable until September 5, 2004.

1994 Executive Share Option Scheme (“1994 Scheme”)

The 1994 Scheme replaced the No.2 Scheme and was approved by shareholders at the 1994 Annual General Meeting. The 1994 Scheme is consistent with principles expressed at that time in guidelines by bodies representing institutional investors. In particular a Company performance condition, determined by the Remuneration Committee, has to be satisfied before options may normally be exercised. Options granted to date under the 1994 Scheme may normally only be exercised if, during any three consecutive financial years since the option was granted, the increase in the adjusted earnings per share of the Company is equal to or greater than the increase in the Retail Prices Index over that period, plus 6%. This condition has been satisfied in respect of options granted prior to 2002 under the 1994 Scheme.

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

As of March 26, 2004 under the 1994 Scheme there were options outstanding to purchase 17,124,864 ordinary shares, including market purchased shares as well as new shares to be allotted, at exercise prices ranging from 212 pence to 482 pence, exercisable until March 2, 2014.

For details of options held by the executive directors and officers of the Company, see Annex A to this Annual Report, the Directors’ Remuneration Report, on pages A-1 to A-8 of this Annual Report.

US Employee Stock Purchase Plan (2000) (“US Stock Purchase Plan”)

Effective January 1, 2000 the Company adopted the US Stock Purchase Plan for eligible employees of its US subsidiaries under which participating employees make contributions through payroll deductions to their respective employee option accounts (“Option Accounts”). At the end of every calendar month, a custodian appointed by the Remuneration Committee withdraws funds contributed to the participant’s Option Account to purchase ADRs in the open market on the participant’s behalf. Under the US Stock Purchase Plan, participants receive a 15% discount on the fair market value of the ADRs on the purchase date. The discount participants receive may be increased at the discretion of the Remuneration Committee, but in no event shall exceed the greater of 15% of the fair market value of the ADRs on the purchase date and 15% of the fair market value of the ADRs on the first business day of the relevant calendar month. Under the US Stock Purchase Plan, participants are limited to stock purchases which

(taken together with all other stock options held by the participant under any other stock purchase plan of the Company) in the aggregate do not exceed $25,000 worth of ADRs for each calendar year. The US Stock Purchase Plan is intended to satisfy the requirements of Section 423 of the Internal Revenue Code of 1986, as amended. As of March 26, 2004, 158,216 ADRs had been purchased under the US Stock Purchase Plan.

On December 27, 1999 Bunzl plc filed a Registration Statement on Form S-8 registering 3.5 million ADRs in connection with the US Stock Purchase Plan and a non-qualified US stock purchase plan for eligible employees of Bunzl Northeast, L.P., which the Company adopted effective January 1, 2000 and ended effective December 31, 2001. Prior to its termination, 3,114 of ADRs were purchased at a discount of 20% to fair market value on the applicable purchase dates under the non-qualified US stock purchase plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As far as the Company is aware, it is neither directly or indirectly owned nor controlled by any corporation or by any foreign government.

The Company has been informed that as of December 31, 2003 Deutsche Bank AG had a beneficial interest of 35,421,222 ordinary shares, representing 7.9% of the outstanding ordinary shares. Beneficial ownership is determined in accordance with the rules of the US Securities and Exchange Commission and includes voting or investment power with respect to the securities. This percentage has changed from 10.8% as of December 31, 2002 and 11.2% as of December 31, 2001.

Under the Companies Act 1985, holders of voting securities of a listed UK company must notify the Company of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 3% (material) and 10% (non-material) and every one percent movement in the number of shares held which have voting rights. The following table sets forth, as of March 26, 2004, the number of ordinary shares held by holders of more than 3% and their percentage ownership which have been notified to the Company in accordance with the provisions noted above.

	Amount owned	%
FMR Corp and Fidelity International Ltd	14,450,375	3.22
Scottish Widows Investment Partnership Ltd	17,910,122	3.99
Legal & General Investment Management Ltd	18,179,856	4.05

None of the Company’s major shareholders have different voting rights.

As of March 26, 2004, 386,116 ordinary shares were held by 23 shareholders with registered addresses in the US. These figures do not include either the number of ordinary shares held by shareholders with registered addresses outside the US in which US residents have an interest or the number of any such US residents. As of the same date, 2,567,565 ordinary shares were being traded in the form of ADSs by 7 holders of record of ADSs.

The Company does not know of any arrangements which might result in a change of its control.

RELATED PARTY TRANSACTIONS

There are no material transactions between the Company and any related party. There are no loans outstanding from the Company to any related party.

ITEM 8.	FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Consolidated Financial Statements are set forth under Item 17. “Financial Statements”.

Legal Proceedings

The Company and its subsidiaries are defendants in a number of legal proceedings incidental to their operations. While any litigation has an element of uncertainty, the Company does not expect that the outcome of such proceedings, either individually or in the aggregate, will have a material adverse effect upon the Group’s financial condition or results of operations.

SIGNIFICANT CHANGES

No significant changes have occurred since the date of the Consolidated Financial Statements included herein.

ITEM 9.	LISTING DETAILS

MARKET PRICE INFORMATION

The Company’s share capital consists of one class of ordinary shares. The trading market for the ordinary shares is the London Stock Exchange Limited (the “London Stock Exchange”) in London, England. The ADSs, each representing five ordinary shares of the Company, have been listed on the New York Stock Exchange, Inc. (the “NYSE”) since October 29, 1998. The Bank of New York is the Company’s depositary (the “Depositary”) issuing ADRs evidencing the ADSs.

The following table sets forth, for the periods indicated, the highest and lowest middle market quotations for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange, and high and low closing prices of the ADSs on the NYSE.

	London Stock Exchange		NYSE
	High	Low	High	Low
	(pence per ordinary share)		(US$ per ADR)
Annual High and Low Market Prices
1999	361	219	28.50	18.50
2000	438	278	31.00	22.13
2001	488	408	35.35	29.90
2002	547	368	39.80	29.35
2003	482	345	40.70	28.98
Quarterly High and Low Market Prices
2002
First quarter	530	405	37.15	29.35
Second quarter	547	474	39.80	35.85
Third quarter	520	405	39.25	32.33
Fourth quarter	479	368	37.65	30.69
2003
First quarter	399	345	33.14	28.98
Second quarter	458	389	38.45	31.09
Third quarter	482	418	39.85	34.00
Fourth quarter	470	407	40.70	36.79

	London Stock Exchange		NYSE
	High	Low	High	Low
	(pence per ordinary share)		(US$ per ADR)
Monthly High and Low Market Prices
2003
October	468	447	39.80	37.53
November	470	444	40.70	38.46
December	443	407	39.15	36.79
2004
January	439	405	40.57	37.96
February	450	429	43.50	40.20
March	477	448	44.99	41.60

Fluctuations between the pound sterling and the US dollar will affect the dollar equivalent of the price of the ordinary shares on the London Stock Exchange and the price of the ADSs on the NYSE. On March 26, 2004 the Noon Buying Rate was $1.81 to £1.00.

ADRs evidencing ADSs are issuable by The Bank of New York, as depositary, pursuant to the Deposit Agreement dated as of October 29, 1998 among the Company, the Depositary and the registered holders and holders from time to time of the ADRs. The Deposit Agreement and the form of ADR are exhibits to this Annual Report, having been incorporated by reference to Exhibit A of the Company’s Registration Statement on Form F-6 (File No. 333-9536) filed with the US Securities and Exchange Commission on October 20, 1998. Additional copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary currently located at 101 Barclay Street, New York, NY 10286, and the principal office in London of the agent of the Depositary at 1 Canada Square, London E14 5AL. The Depositary’s principal executive office is located at One Wall Street, New York, NY 10286.

ITEM 10.	ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

A summary of certain provisions of the Company’s Memorandum and Articles of Association is incorporated by reference to Item 10. “Additional Information – Memorandum and Articles of Association” in the Company’s Form 20-F previously filed on June 27, 2002. The summary does not purport to be complete and is qualified in its entirety by reference to the Company’s Memorandum and Articles of Association, copies of which have been incorporated by reference as Exhibit 1 hereto.

MATERIAL CONTRACTS

Management does not believe the Company, or any member of the Group, has been a party to any material contract in the last two years, other than contracts entered into in the ordinary course of business.

EXCHANGE CONTROLS

There are currently no UK foreign exchange control restrictions on remittances of dividends on the ordinary shares or the ADSs or on the conduct of the Group’s operations. There are no limitations under English law or the Memorandum and Articles prohibiting persons who are neither residents nor nationals of the UK from freely holding, voting and transferring shares in the same manner as UK residents or nationals.

TAXATION

The following discussion is a summary of material UK tax and US federal income tax consequences of the acquisition, ownership and disposition of ordinary shares or ADSs by a US Holder (as defined below). This summary is not a complete analysis or description of all the possible tax consequences of such purchase, ownership or disposal. It deals only with ordinary shares or ADSs held as capital assets by US Holders and does not address the tax consequences applicable to all categories of US Holders, some of which may be subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	US Holders holding ordinary shares or ADSs as part of a hedge, straddle or conversion transaction;

•	US Holders whose functional currency is not the US dollar;

•	US Holders liable for the alternative minimum tax;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	tax exempt organizations; or

•	a US holder that owns or one deemed to own 10% or more of any class of stock of the Company.

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

This summary is intended as a general guide only and is based on UK legislation and Inland Revenue practice and laws and practices of the US currently in force (including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), judicial decisions and final, temporary and proposed Treasury Regulations), as well as the US-UK double taxation convention relating to income and gains (the “New Income Tax Convention”) and to estate and gift taxes (the “Estate and Gift Tax Convention”), changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. The New Income Tax Convention entered into force on March 31, 2003 and generally became effective with respect to withholding taxes on May 1, 2003, UK income and capital gains tax on April 6, 2003 and UK corporation tax on April 1, 2003. The double income taxation convention which entered into force in 1980 (the “Old Income Tax Convention”) may also still apply, since a taxpayer may elect to have the Old Income Tax Convention apply in its entirety for a twelve month period from the date on which the New Income Tax Convention would otherwise have effect. Holders of ordinary shares or ADSs should consult their own tax advisors regarding the application of the New Income Tax Convention, including the relevant effective dates of the New Income Tax Convention and the making of an election to have the provisions of the Old Income Tax Convention apply. Holders of ordinary shares or ADSs are also advised to consult their own tax advisors with respect to the tax consequences of the purchase, ownership or disposal of their ordinary shares or ADSs, including specifically the consequences under state and local tax laws.

As used herein, the term “US Holder” means a beneficial owner of ordinary shares or ADSs that is, for US federal income tax purposes:

•	a citizen or resident of the US;

•	a corporation created or organized in or under the laws of the US or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to US federal income taxation regardless of its source.

For US federal income tax purposes and for the purposes of the New Income Tax Convention and the Estate and Gift Tax Convention, US Holders of ADSs will generally be treated as the owners of the underlying ordinary shares.

The US Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US Holders of ADSs. Accordingly, the analysis of the creditability of UK taxes described below could be affected by future actions that may be taken by the US Treasury.

UK and US Taxation of Distributions

Under UK law there is no UK withholding tax on dividends paid.

For UK income tax purposes, an individual shareholder resident in the UK for tax purposes who receives a dividend paid by the Company will be treated as having received in respect of the dividend taxable income equal to the sum of the dividend paid to him/her and the tax credit attaching to the dividend. The tax credit will be equal to one ninth of the dividend paid (the “Tax Credit Amount”). The tax credit will be sufficient to satisfy his/her lower or basic rate income tax liability in respect of the dividend but further tax at a higher rate may be payable depending on his/her personal circumstances. There will be no payment of the tax credit or any part of it to an individual whose liability to UK income tax on the dividend and the related tax credit is less than the tax credit

Under the Old Income Tax Convention, an Eligible US Holder (defined below) was allowed to claim a similar tax credit from the UK Inland Revenue. However, it also provided for a notional UK withholding tax in the amount of the Tax Credit Amount. This meant that no amount was actually payable to such Eligible US Holders in respect of their tax credit entitlement.

The New Income Tax Convention provides neither for the right to claim the credit nor for the notional withholding tax. The result is that no Eligible US Holder will be entitled by virtue of the New Income Tax Convention to an additional payment from the UK Inland Revenue on receipt of a dividend from the Company.

For US federal income tax purposes, distributions paid with respect to ordinary shares or ADSs (other than certain distributions of capital stock of the Company or rights to subscribe for shares of capital stock of the Company) will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under US federal income tax principles). For US Holders that elect to apply the provisions of the old Income Tax Convention, the amount of the dividend will include the Tax Credit Amount associated with that dividend. Such dividends will not be eligible for the “dividends received deduction” generally allowed to corporations under the Code. The amount of the distribution will equal the US dollar value of the pounds sterling received, calculated by reference to the exchange rate in effect on the date such distribution is received (which for holders of ADSs will be the date such distribution is received by the Depositary), whether or not the Depositary or the US Holder in fact converts any pounds sterling received into US dollars at that time. Any gains or losses resulting from the conversion of pounds sterling into US dollars will be treated as ordinary income or loss, as the case may be, of the US Holder and will be US source. Dividends generally will constitute foreign source “passive” or “financial services” income for US foreign tax credit purposes.

If an Eligible US Holder qualified for benefits under the Old Income Tax Convention, then such Holder may be eligible, subject to certain restrictions and limitations, to claim a foreign tax credit against its US federal income tax liability in an amount equal to the Tax Credit Amount associated with certain cash dividends that such Holder receives on ordinary shares or ADSs, so long as such Holder makes an election to include in income, as an additional notional dividend, an amount equal to the Tax Credit Amount. This foreign tax credit is generally only available with respect to dividends paid before May 1, 2003, unless such Holder elects to apply the Old Income Tax Convention in its entirety for twelve months from when the New Income Tax Convention would apply.

An “Eligible US Holder” means a US Holder who is a beneficial owner of an ordinary share or an ADS and of the cash dividend paid with respect thereto who is a US resident individual or a corporation resident in the US for the purposes of the UK-US income tax convention. A holder of ordinary shares or ADSs will not be an Eligible US Holder if (i) in the case of a corporation, the holder is also resident in the UK for UK tax purposes, (ii) the holder holds the ordinary shares or ADSs in a manner that is effectively connected with a permanent establishment in the UK, through which such holder carries on business, or with a fixed base in the UK, from which such holder performs independent personal services, (iii) in certain circumstances, the holder is exempt from US federal income tax on dividend income in the US, or (iv) in certain circumstances, the holder holds 10% or more of the ordinary shares of the Company. In addition, a US corporation will not be an Eligible US Holder if (i) it is a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the Company, or (ii) in certain circumstances, it is an investment or holding company, 25% or more of the capital of which is owned, directly or indirectly, by persons who are not individuals resident in, and are not nationals of, the US.

Subject to applicable limitations that may vary depending upon a holder’s individual circumstances, dividends paid to noncorporate US Holders in taxable years beginning before January 1, 2009 will be taxable at a maximum tax rate of 15%. Noncorporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

UK Taxation of Capital Gains

Holders of ADSs or ordinary shares who are US resident individuals or US corporations, and who are not resident or ordinarily resident in the UK for UK tax purposes, will not normally be subject to UK taxation on capital gains realized on the disposal of their ordinary shares or ADSs, unless the ordinary shares or ADSs are, or have been, used, held or acquired for the purposes of a trade, profession or vocation carried on in the UK through a branch or agency or (in relation to accounting periods commencing on or after 1 January 2003) a UK permanent establishment, at the time of the disposal.

US Taxation of Capital Gains

Under US federal income tax laws, a gain or loss realized by a US Holder on the sale or exchange of ordinary shares or ADSs will be subject to US federal income tax as a capital gain or loss in an amount equal to the difference between the US Holder’s tax basis in the ordinary shares or ADSs and the amount realized on the disposition. The gain or loss, if any, will generally be US source. US Holders should consult their tax advisors regarding the US federal tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and losses, the deductibility of which is subject to limitations.

UK Inheritance Tax

Provided that any gift or estate tax due in the US is paid, the Estate and Gift Tax Convention generally relieves from UK inheritance tax (being a tax charge, broadly, on the value of an individual’s estate at his/her death and upon certain transfers of value (e.g. gifts) made by an individual during his/her lifetime (generally within seven years of death)) the transfer of ordinary shares or of ADSs where the shareholder or holder of the ordinary shares or ADSs making the transfer is domiciled, for the purposes of the Estate and Gift Tax Convention, in the US and not a national of the UK, for the purposes of the Estate and Gift Tax Convention. This will not apply if the ordinary shares or ADSs are part of the business property of an individual’s permanent establishment of an enterprise in the UK or pertain to the fixed base in the UK of a person providing independent personal services. In the unusual case where ordinary shares or ADSs are subject to both UK inheritance tax and US estate or gift tax, the Estate and Gift Tax Convention generally provides for tax paid in the UK to be credited against tax payable in the US or for tax paid in the US to be credited against tax payable in the UK based on priority rules set forth in the Estate and Gift Tax Convention.

UK Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

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

A transfer of, or an agreement to transfer, for value the underlying ordinary shares will generally be subject to either stamp duty or SDRT, normally at the rate of 0.5% of the amount or value of the consideration. A transfer of ordinary shares from a nominee to its beneficial owner (including the transfer of underlying ordinary shares from the Depositary or its nominee to an ADS holder) under which no beneficial interest passes is subject to stamp duty at the fixed rate of £5 per instrument of transfer.

US Backup Withholding and Information Reporting

Payments of dividends and sales proceeds may be subject to information reporting requirements of the Code. Under US federal income tax laws, such dividends and sales proceeds may also be subject to backup withholding unless the US Holder (i) is a corporation or comes within certain exempt categories and, when required, demonstrates this fact or (ii) in that case of backup withholding, provides a taxpayer identification number on a properly completed Form W-9, or a substitute form, and certifies that no loss of exemption from backup withholding has occurred and that such holder is a US person. Any amount withheld under these rules will be creditable against the US Holder’s federal income tax liability. A US Holder who does not provide a correct taxpayer identification number may be subject to certain penalties.

DOCUMENTS ON DISPLAY

The documents concerning Bunzl which are referred to herein may be inspected at the US Securities and Exchange Commission. You may read and copy any document filed or furnished by Bunzl at the SEC’s public reference rooms in Washington D.C., New York and Chicago. Please call the SEC at +1-800-SEC-0330 (+1-800-732-0330) for further information on the reference rooms. Documents filed or furnished made by us via EDGAR are available at the SEC’s website, http://www.sec.gov.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Bunzl has a centralized treasury department to control external borrowings and manage the exchange rate and interest rate risks. Treasury policies are approved by the Board of Directors and cover the nature of the exposure to be hedged, the types of financial instruments that may be employed and the criteria for investing and borrowing funds. The department is subject to periodic reviews by the internal audit department. Underlying policy assumptions and activities are reviewed by the executive directors.

Interest Rate Risk

The Group’s principal exposure to interest rate risk relates to changes in US dollar and sterling interest rates. The Group’s gross borrowings are mainly (92% at December 31, 2003) denominated in US dollars of which the majority (88%) at December 31, 2003 are based on floating US dollar interest rate (LIBOR) with the balance having a fixed interest rate of 6.4%. The Group manages its interest rate risk by reference to its forecast net borrowings. Interest rate caps are used to reduce the impact of adverse movements. During the year an average of 66% of forecast net debt was protected from adverse movements in interest rates with fixed rate debt and interest rate caps for an average period of 19 months.

The Group’s current asset investments are mainly (89% at December 31, 2003) fixed term deposits denominated in sterling. The amount and nature of interest rate instruments utilized by the Group is determined by management upon an analysis of the composition of the Group’s assets and liabilities and related interest rate characteristics, as well as prevailing market conditions and expectations. No transactions of a speculative nature are undertaken.

Foreign Currency Risk

The Group publishes its financial statements in sterling but conducts its business in many foreign currencies. The majority of Bunzl’s assets, liabilities, revenues and expenses are denominated in US dollars and other non-sterling currencies. As a result the Group is subject to foreign currency exchange rate risk due to exchange rate movements which will affect the translation of the Group’s results and net assets. The Group continually assesses foreign currency risks and monitors the foreign exchange markets. The Group’s policy is to limit the translation exposure and resulting impact on shareholders’ funds by borrowing in those currencies in which the Group has significant non-sterling net assets and by using forward foreign exchange contracts. The Group does not hedge the translation effect on the profit and loss account. The Group’s operating profit is affected by the movement in sterling due to translation exposure. For example, the impact on the Group’s operating profit of a 1% movement of sterling against the US dollar would be approximately £1 million.

The Group uses derivative financial instruments, such as forward foreign exchange contracts, to manage foreign currency risk arising from its underlying business activities. The majority of the Group’s transactions are carried out in the functional currency of the Group’s operations and so transaction exposures are of limited significance.

Credit Risk

Credit risk arises from the possibility that counterparties to agreements entered into for financial instruments may default on their obligations. The amount of credit risk associated with derivatives is normally measured by the positive market value, or replacement cost, of any given instrument. A number of major international financial institutions are counterparties to the financial instruments entered into by the Group. Bunzl has no reason to expect non performance by any of the counterparties to its contracts involving financial instruments. Counterparties are approved internally at Bunzl according to certain criteria, including geographic presence and suitable credit rating.

Quantitative Disclosure of Market Risk

The analysis below summarizes the sensitivity of the fair value of the Group’s financial instruments to selected changes in market rates and prices. Fair values represent the present value of future cash flows based on market rates and prices at the valuation date of December 31, 2003.

Foreign currency risk

The sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from those as at December 31, 2003 with all other variables held constant. The plus 10% case assumes a strengthening of sterling and the minus 10% case a weakening of sterling against all other currencies.

	Fair value as at December 31		Fair value due to exchange rate movements of
	2003	2002	Plus 10%	Minus 10%
	£m	£m	£m	£m
Forward foreign exchange contracts	0.1	(0.2)	10.6	(12.3)

Interest rate risks

The Group’s US dollar Bond issued in 2001 has three tranches of $75m, $100m and $50m bearing interests rates of 6.4%, 6.7% and 7.1% and which will become due on July 2, 2006, July 2, 2008 and July 2, 2011 respectively. The seven and ten year tranches together with $25m of the five year tranche were swapped to floating rates of interest based on the three month US LIBOR. The impact on the Group’s profit before tax of a 1% movement in interest rates, would be approximately £2 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Chairman and the Finance Director, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15-d-15(e)) have concluded that as of December 31, 2003, the Company’s disclosure controls and procedures were adequate and designed to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in Internal Controls over Financial Reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely, to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that J.F. Harris, who serves on Bunzl’s Audit Committee, is its Audit Committee financial expert.

ITEM 16B.	CODE OF ETHICS

Bunzl has adopted a code of ethics applicable to its Chairman, Finance Director and Financial Controller and to other Group employees. The text of this code is available on the Company’s website, www.bunzl.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the aggregate amounts paid to the Company’s auditors for the years ended December 31, 2003 and 2002.

	2003	2002
	£m	£m
Audit	1.5	1.6
Audit-related	1.5	0.7
Tax	0.9	1.2

Total	3.9	3.5

All of the fees for audit-related services are in respect of due diligence and other duties carried out in respect of acquisitions and disposals of businesses. Fees for tax services related principally to tax planning and other tax services.

Audit Committee Pre-approval Policies

In order to comply with new rules promulgated by the US Securities and Exchange Commission, Bunzl has revised its procedures for Audit Committee pre-approval of non-audit services to be performed by the Company’s independent external auditors. The Audit Committee has pre-approved assignments not exceeding £100,000 for pre-acquisition due diligence and particular tax services. In the event any of these services is expected to exceed the specified limit, and for all other non-prohibited services regardless of the expected fee, the Chairman of the Audit Committee or, in his absence, another member of the Committee must specifically authorize the appointment of Bunzl’s independent auditors to perform such service. Any such appointment must thereafter be ratified at the subsequent Audit Committee meeting.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-36 of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

1.1	Memorandum and Articles of Association of the Company. (Incorporated by reference to the Company’s Form 20-F previously filed on June 21, 2001.)

2.1	Form of Deposit Agreement dated as of October 29, 1998 among the Company, The Bank of New York and the holders from time to time of the American Depositary Receipts issued thereunder. (Incorporated by reference to Exhibit A of the Company’s Registration Statement on Form F-6 (File No. 333-9536) filed on October 20, 1998.)

2.2	Form of American Depositary Receipt attached as Exhibit A to the Form of Deposit Agreement. (Incorporated by reference to Exhibit A of the Company’s Registration Statement on Form F-6 (File No. 333-9536) filed on October 20, 1998.)

4.1.	Service Agreement as of January 16, 1996 between the Company and A.J. Habgood. (Incorporated by reference to the Company’s Form 20-F previously filed on June 21, 2001.)

4.2.	Service Agreement as of January 16, 1996 between the Company and D.M. Williams. (Incorporated by reference to the Company’s Form 20-F previously filed on June 21, 2001.)

4.3	Service Agreement as of February 25, 2002 between Bunzl USA Holdings Corporation and P.G. Lorenzini (Incorporated by reference to the Company’s Form 20-F previously filed on June 27, 2002), as amended by Amendment No. 1 dated December 10, 2003 (filed herewith).

12.1	Certification of A.J. Habgood filed pursuant to Securities Exchange Act of 1934, as amended (“Exchange Act”) Rule 13a-14(a).

12.2	Certification of D.M. Williams filed pursuant to Exchange Act Rule 13a-14(a).

13.1	Certification of A.J Habgood and D.M. Williams furnished pursuant to Exchange Act Rule 13a-14(b).

14.1	Consent of KPMG Audit Plc to the incorporation by reference of their report dated February 23, 2004 under Item 3 of Part II of the Company’s Registration Statement on Form S-8 previously filed on December 27, 1999.

Independent Auditors’ Report to the Shareholders and Board of Bunzl plc

We have audited the accompanying Consolidated Balance Sheets of Bunzl plc and subsidiaries (the “Group”) as at December 31, 2003 and 2002 and the related Consolidated Profit and Loss Accounts, Consolidated Statements of Total Recognized Gains and Losses, Consolidated Reconciliations of Movements in Shareholders’ Funds and Consolidated Cash Flow Statements for each of the years in the three year period ended December 31, 2003 presented on pages F-2 to F-36. These Consolidated Financial Statements are the responsibility of the management and directors of Bunzl plc. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned Consolidated Financial Statements present fairly, in all material respects, the financial position of the Group as at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2003 in conformity with generally accepted accounting principles in the United Kingdom.

As more fully described in the Accounting Policies “Change of accounting policy” note on page F-6 of the Consolidated Financial Statements, the Group has adopted Financial Reporting Standard 17 ‘Retirement Benefits’ in the year ended December 31, 2003. Consequently, the Group’s Consolidated Financial Statements as at December 31, 2002 and for each of the years in the two year period ended December 31, 2002 have been restated.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

KPMG Audit Plc

Chartered Accountants

Registered Auditor

London

February 23, 2004

Consolidated Profit and Loss Account

		for the year ended December 31
	Notes	2003		2002*		2001*
		£m		£m		£m
Sales
Existing businesses		2,707.0		2,673.6		2,558.3
Acquisitions †		21.2

Continuing operations		2,728.2		2,673.6		2,558.3
Discontinued operations		—		161.7		318.2

Total sales	1	2,728.2		2,835.3		2,876.5

Operating profit
Existing businesses		195.7		189.0		186.6
Acquisitions †		0.7

Continuing operations		196.4		189.0		186.6
Discontinued operations		—		7.4		14.9

Total operating profit	1, 2	196.4		196.4		201.5
Profit on sale of discontinued operations		—		4.1		—

Profit on ordinary activities before interest		196.4		200.5		201.5
Net interest payable	3	(1.8)		(5.2)		(11.3)

Profit on ordinary activities before taxation		194.6		195.3		190.2
Taxation on profit on ordinary activities	4	(69.0)		(70.0)		(71.3)

Profit on ordinary activities after taxation		125.6		125.3		118.9
Profit attributable to minorities		(1.0)		(0.5)		(0.4)

Profit for the financial year		124.6		124.8		118.5
Dividends paid and proposed	5	(54.4)		(52.3)		(48.0)

Retained profit for the financial year	18	70.2		72.5		70.5

Basic earnings per share	6	27.4	p	27.1	p	25.8	p

Diluted basic earnings per share	6	27.2	p	26.8	p	25.5	p

Dividends per share	5	12.1	p	11.2	p	10.35	p

The Accounting Policies and Notes on pages F-6 to F-36 form part of these Consolidated Financial Statements.

*	Restated on adoption of FRS17 ‘Retirement Benefits’.

†	Acquisitions relate to acquisitions made in 2003.

Consolidated Balance Sheet

		at December 31
	Notes	2003	2002*
		£m	£m
Fixed assets
Intangible assets – goodwill	7	290.9	289.5
Tangible fixed assets	8	196.5	199.6
Investments	9	33.3	34.3

		520.7	523.4

Current assets
Stocks	10	215.6	217.5
Debtors	11	368.6	367.9
Investments	12	111.3	140.7
Cash at bank and in hand	24	47.5	51.5

		743.0	777.6
Current liabilities
Creditors: amounts falling due within one year	13	(499.1)	(471.4)

Net current assets		243.9	306.2

Total assets less current liabilities		764.6	829.6

Creditors: amounts falling due after more than one year	14	(220.2)	(265.3)
Provisions for liabilities and charges	16	(41.6)	(43.1)

Net assets excluding pensions liabilities		502.8	521.2
Pension liabilities		(40.8)	(43.7)

Net assets including pension liabilities		462.0	477.5

Capital and reserves
Called up share capital	17	112.1	116.8
Share premium account	18	83.8	77.3
Capital redemption reserve	18	5.3	—
Revaluation reserve	18	1.3	1.5
Profit and loss account	18	256.7	279.6

Shareholders’ funds: equity interests		459.2	475.2
Minority equity interests		2.8	2.3

		462.0	477.5

The Accounting Policies and Notes on pages F-6 to F-36 form part of these Consolidated Financial Statements.

*	Restated on adoption on FRS17 ‘Retirement Benefits’.

Consolidated Cash Flow Statement

		for the year ended December 31
	Notes	2003	2002	2001
		£m	£m	£m
Net cash inflow from operating activities	23	250.4	216.4	236.1

Returns on investments and servicing of finance
Interest received		5.9	5.2	1.1
Interest paid		(6.8)	(11.6)	(12.9)
Dividends paid to minority shareholders		(0.2)	(0.1)	(0.3)
Other cash flows		(3.6)	(2.5)	(1.8)

Net cash outflow for returns on investments and servicing of finance		(4.7)	(9.0)	(13.9)

Tax paid		(56.6)	(64.3)	(54.9)

Capital expenditure
Purchase of tangible fixed assets		(37.8)	(33.4)	(39.5)
Disposal of tangible fixed assets		6.5	2.4	1.8

Net cash outflow for capital expenditure		(31.3)	(31.0)	(37.7)

Acquisitions and disposals
Purchase of businesses	25	(36.1)	(77.0)	(79.8)
Disposal of businesses	26	10.0	111.3	1.2
Other acquisition and disposal cash flows		—	(0.7)	(0.9)

Net cash (outflow)/inflow for acquisitions and disposals		(26.1)	33.6	(79.5)

Equity dividends paid		(51.8)	(48.0)	(43.0)

Net cash inflow before use of liquid resources and financing		79.9	97.7	7.1

Net cash inflow/(outflow) from management of liquid resources		57.4	(128.7)	(6.4)

Financing
Increase/(decrease) in short term loans		8.3	(37.0)	(110.7)
(Decrease)/increase in long term loans		(21.1)	37.4	123.4
(Decrease)/increase in finance leases		(0.1)	(0.3)	0.1
Shares issued for cash		7.0	7.9	7.1
Purchase of own shares		(92.2)	—	—

Net cash (outflow)/inflow from financing		(98.1)	8.0	19.9

Increase/(decrease) in cash in the financial year		39.2	(23.0)	20.6

Reconciliation of net cash flow to movement in net debt
Increase/(decrease) in cash in the financial year		39.2	(23.0)	20.6
(Increase)/decrease in debt due within one year		(8.3)	37.0	110.7
Decrease/(increase) in debt due after one year		21.1	(37.4)	(123.4)
(Decrease)/increase in current asset investments		(57.4)	128.7	6.4
Exchange and other movements		14.9	23.2	(8.4)

Movement in net debt in the year	24	9.5	128.5	5.9
Opening net debt	24	(106.0)	(234.5)	(240.4)

Closing net debt	24	(96.5)	(106.0)	(234.5)

The Accounting Policies and Notes on pages F-6 to F-36 form part of these Consolidated Financial Statements.

Consolidated Statement of Total Recognized Gains and Losses

	for the year ended December 31
	2003	2002*	2001*
	£m	£m	£m
Profit for the financial year	124.6	124.8	118.5
Actuarial gain/(loss) on pension schemes	0.9	(64.3)	(34.7)
Deferred taxation on actuarial (gain)/loss on pension schemes	(0.4)	20.0	10.5
Currency translation differences on foreign currency net investments	(1.5)	(10.9)	(5.3)

Total recognized gains and losses for the year	123.6	69.6	89.0

Prior year adjustment (adoption of FRS17)	(68.8)

Total recognized gains and losses since last directors’ report and accounts	54.8

Consolidated Reconciliation of Movements in Shareholders’ Funds

	for the year ended December 31
	2003	2002*	2001*
	£m	£m	£m
Opening shareholders’ funds as previously reported	544.0	456.5	385.9
Prior year adjustment (adoption of FRS17)	(68.8)	(25.9)	(3.4)

Opening shareholders’ funds restated	475.2	430.6	382.5
Profit for the financial year	124.6	124.8	118.5
Dividends paid and proposed	(54.4)	(52.3)	(48.0)
Transfer of goodwill on disposals	—	19.4	—
Issue of share capital	7.0	7.9	7.1
Actuarial gain/(loss) net of deferred taxation on pension schemes	0.5	(44.3)	(24.2)
Purchase of own shares	(92.2)	—	—
Currency translation	(1.5)	(10.9)	(5.3)

Closing shareholders’ funds	459.2	475.2	430.6

The Accounting Policies and Notes on pages F-6 to F-36 form part of these Consolidated Financial Statements.

*	Restated on adoption on FRS17 ‘Retirement Benefits’.

Accounting Policies

a.	Basis of preparation

The financial statements have been prepared under the historical cost convention as modified by the revaluation of certain fixed assets and certain forward foreign exchange contracts and have been prepared in accordance with applicable UK accounting standards. The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group’s Consolidated Financial Statements, except as noted in paragraph c. below.

b.	Basis of consolidation

The Consolidated Financial Statements incorporate the assets and liabilities of the Company and its subsidiary undertakings at December 31, 2003 and their results for the periods during 2003 in which they were part of the Group. The acquisition method of accounting has been adopted.

c.	Change of accounting policy

On January 1, 2003 the Group adopted FRS17 ‘Retirement Benefits’. As a result, comparative figures have been restated. The impact on the consolidated profit for the year ended December 31, 2003 was an increase of £0.3m (2002: £(0.4)m, 2001: £1.6 m) and the impact on the consolidated shareholders’ funds as at December 31, 2002 was a reduction of £68.8 m (2001: £25.9 m).

d.	Goodwill

Goodwill arising on acquisitions made after December 31, 1997 is capitalized and is amortized on a straight line basis through the profit and loss account over its estimated useful life, a period of up to 20 years. Goodwill arising on acquisitions made prior to January 1, 1998 remains eliminated against reserves. In determining the profit or loss on disposal of a business, any goodwill on acquisition, net of goodwill eliminated through the profit and loss account as a result of any impairment in value or by amortization, is transferred to the profit and loss reserve through the profit and loss account.

e.	Investments in Subsidiary Undertakings

Investments in subsidiary undertakings are held at cost less any provision for impairment.

f.	Investment in own shares

Investment in own shares is to fulfill obligations of certain Group employee share plans. Where applicable the cost of these shares is amortised over three years.

g.	Foreign currencies

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

h.	Tangible fixed assets

Until December 31, 1999 land and buildings were revalued periodically. As permitted under FRS15, the valuations of land and buildings have not been and will not be updated. All other assets are included at historical cost, less accumulated depreciation. The profit or loss on sale of tangible fixed assets is calculated by reference to the

Accounting Policies (continued)

carrying values of the assets. The carrying values of tangible fixed assets are periodically reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable.

i.	Depreciation

Tangible fixed assets are depreciated over their estimated remaining useful lives at the following annual rates applied to book value less estimated residual value:

Buildings	2% or life of lease if shorter
Plant and machinery	10 – 20%
Fixtures, fittings and equipment	10 – 25%
Freehold land	0%

j.	Leases

Where the Group has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. Future installments payable under finance leases, net of finance charges, are included in creditors with the corresponding asset value treated as a tangible fixed asset. All other leases are treated as operating leases and the rentals are charged to the profit and loss account on a straight line basis.

k.	Deferred taxation

The Group provides for deferred taxation assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition for taxation purposes. Deferred taxation assets are only recognized where it is more likely than not that they will be recovered.

l.	Sales

Sales are net sales invoiced to third parties for services provided and goods sold, excluding inter company transactions and sales taxes. Income from the sales of goods and services is recognized when delivery has occurred and where the price is fixed or determinable and reflects the commercial substance of the transaction.

m.	Stocks

Stocks are valued at the lower of cost (on a first in, first out basis) and net realizable value. For work-in-progress and finished goods, cost includes an appropriate proportion of labor and overheads.

n.	Pension benefits

In accordance with FRS17, for defined contribution schemes, contributions are charged to the profit and loss account in the period in which they arise.

For defined benefit schemes the amounts charged to operating profit are the current service cost, past service cost and gains and losses on settlements and curtailments. An amount which represents the expected increase in the present value of scheme liabilities net of the expected return on scheme assets is included within net interest payable.

Actuarial gains and losses are recognized immediately in the statement of total recognized gains and losses. These consist of differences between actual and expected returns on scheme assets during the year, experience losses on scheme liabilities and the impact of any changes in assumptions. Pension liabilities are recognized on the consolidated balance sheet and represent the difference between the market value of scheme assets and the present value of scheme liabilities at the balance sheet date, net of deferred taxation. Scheme liabilities are determined on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on AA rated corporate bonds.

Notes to the Consolidated Financial Statements

1. Segmental analysis

	Sales			Operating profit			Net operating assets
	2003	2002	2001	2003	2002*	2001*	2003	2002*
	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Outsourcing Services	2,275.6	2,231.2	2,129.1	174.8	168.1	161.7	228.9	242.4
Filtrona	452.6	442.4	429.2	56.1	52.7	52.2	197.2	199.9
Corporate activities				(16.8)	(16.0)	(15.1)	(9.8)	3.1
Goodwill†				(17.7)	(15.8)	(12.2)	290.9	289.5

	2,728.2	2,673.6	2,558.3	196.4	189.0	186.6	707.2	734.9
Discontinued operations	—	161.7	318.2	—	7.7	15.5	—	—
Goodwill				—	(0.3)	(0.6)	—	—

	2,728.2	2,835.3	2,876.5	196.4	196.4	201.5	707.2	734.9

Geographical origin
Europe	886.4	970.8	1,018.1	68.0	64.6	61.7	178.0	184.3
North America	1,698.3	1,754.9	1,756.0	144.4	149.2	155.1	205.0	218.6
Rest of the world	143.5	109.6	102.4	18.5	14.7	12.6	43.1	39.4
Corporate activities				(16.8)	(16.0)	(15.1)	(9.8)	3.1
Goodwill††				(17.7)	(16.1)	(12.8)	290.9	289.5

	2,728.2	2,835.3	2,876.5	196.4	196.4	201.5	707.2	734.9

Geographical market supplied
Europe	857.1	957.9	1,009.6
North America	1,684.4	1,748.6	1,753.4
Rest of the world	186.7	128.8	113.5

	2,728.2	2,835.3	2,876.5

	2003	2002*
	£m	£m
Reconciliation to consolidated balance sheet
Net operating assets	707.2	734.9
Interest bearing cash, debt and investments	(84.6)	(102.0)
Dividends and corporate taxes (Notes 11 and 13)	(101.6)	(88.5)
Provisions for deferred taxation and discontinued operations (Note 16)	(18.2)	(23.2)
Pension liabilities (Note 21)	(40.8)	(43.7)

Total net assets including pension liabilities	462.0	477.5

*	Restated on adoption of FRS17 ‘Retirement Benefits’.

†	Goodwill amortization comprised Outsourcing Services £14.5m (2002: £12.8m, 2001: £9.6m) and Filtrona £3.2m (2002: £3.0m, 2001: £2.6m). Unamortized goodwill at December 31, 2003 comprised Outsourcing Services £253.8m (2002: £250.7m, 2001: £207.7m) and Filtrona £37.1m (2002: £38.8m, 2001: £41.8m).

††	By geographical origin goodwill amortization comprised Europe £11.6m (2002: 10.1m, 2001: £8.3m), North America £5.8m (2002: £6.0m, 2001: £4.5m) and rest of the world £0.3m (2002: £nil, 2001: £nil). Unamortized goodwill at December 31, 2003 comprised Europe £197.9m (2002: 189.0m, 2001: £154.3m), North America £88.0m (2002: £96.5m, 2001: £104.5m), and rest of the world £5.0m (2002: £4.0m, 2001: £nil).

Notes to the Consolidated Financial Statements (continued)

2. Net operating charges

	Existing businesses 2003	Acquisitions 2003	Total 2003
	£m	£m	£m
Changes in stock of finished goods and work-in-progress	1.4	(0.2)	1.2
Raw materials and consumables	1,900.6	15.1	1,915.7
Employee costs	317.0	3.2	320.2
Depreciation and other amounts written off tangible and intangible fixed assets	49.9	0.3	50.2
Other operating charges	242.4	2.1	244.5

Net operating charges	2,511.3	20.5	2,531.8

Profit on ordinary activities is stated after charging:
Auditors’ remuneration:
audit – statutory reporting	1.4	0.1	1.5
further assurance services	1.5	—	1.5
tax services	0.9	—	0.9
Depreciation and other amounts written off tangible and intangible fixed assets:
owned and leased	32.3	0.2	32.5
amortization of goodwill	17.6	0.1	17.7
Hire of plant and machinery – rentals payable under operating leases	12.7	—	12.7

	Existing businesses 2002*	Discontinued operations 2002*	Total 2002*
	£m	£m	£m
Changes in stock of finished goods and work-in-progress	(5.8)	26.4	20.6
Raw materials and consumables	1,901.2	100.4	2,001.6
Employee costs	316.1	13.4	329.5
Depreciation and other amounts written off tangible and intangible fixed assets	48.3	1.2	49.5
Other operating charges	224.8	12.9	237.7

Net operating charges	2,484.6	154.3	2,638.9

Profit on ordinary activities is stated after charging:
Auditors remuneration:
audit – statutory reporting	1.5	0.1	1.6
further assurance services	0.7	—	0.7
tax services	1.2	—	1.2
Depreciation and other amounts written off tangible and intangible fixed assets:
owned and leased	32.5	0.9	33.4
amortization of goodwill	15.8	0.3	16.1
Hire of plant and machinery – rentals payable under operating leases	14.8	2.0	16.8

*	Restated on adoption of FRS17 ‘Retirement Benefits’.

Notes to the Consolidated Financial Statements (continued)

2. Net operating charges (continued)

	Existing businesses 2001*	Discontinued operations 2001*	Total 2001*
	£m	£m	£m
Changes in stock of finished goods and work-in-progress	(18.1)	(1.0)	(19.1)
Raw materials and consumables	1,839.4	251.9	2,091.3
Employee costs	301.1	25.8	326.9
Depreciation and other amounts written off tangible and intangible fixed assets	43.9	1.8	45.7
Other operating charges	205.4	24.8	230.2

Net operating charges	2,371.7	303.3	2,675.0

Profit on ordinary activities is stated after charging:
Auditors remuneration for statutory audit	1.3	0.2	1.5
Depreciation and other amounts written off tangible and intangible fixed assets:
owned and leased	31.7	1.2	32.9
amortization of goodwill	12.2	0.6	12.8
Hire of plant and machinery – rentals payable under operating leases	13.8	3.8	17.6

Included within further assurance and tax services are fees in 2003 for work performed by the Company’s auditors of £1.8 m (2002: £1.1m, 2001: £1.9m) for the Company and its UK subsidiaries and £0.6m (2002: £0.8m, 2001: £0.5m) for its non-UK subsidiary undertakings. Auditors’ remuneration for the Company’s statutory audit in 2003 was £0.3m (2002: £0.3m, 2001: £0.3m). All of the fees for further assurance services in 2003 related to due diligence and other duties carried out in respect of acquisitions and disposals of businesses. The Company believes that, given their detailed knowledge of the Group’s operations, its structure and accounting policies and the importance of carrying out detailed due diligence as part of the acquisition process, it is appropriate for this additional work to be carried out by the Company’s auditors rather than another firm of accountants. The Audit Committee, which consists entirely of independent non-executive directors, reviews and approves the level and type of non-audit work which the auditors perform, including the fees paid for such work, thus ensuring that their objectivity and independence is not compromised.

3. Net interest payable

	2003	2002*	2001*
	£m	£m	£m
Interest receivable
Bank deposits	7.7	4.5	1.4
Expected return on pension scheme assets	12.7	15.0	15.8

Total interest receivable	20.4	19.5	17.2

Interest payable
Bank loans and overdrafts	(3.2)	(4.5)	(11.8)
Other loans	(4.2)	(5.8)	(3.7)
Interest on pension scheme liabilities	(14.8)	(14.4)	(13.0)

Total interest payable	(22.2)	(24.7)	(28.5)

Net interest payable	(1.8)	(5.2)	(11.3)

*	Restated on adoption of FRS17 ‘Retirement Benefits’.

Notes to the Consolidated Financial Statements (continued)

4. Taxation on profit on ordinary activities

	2003	2002*	2001*
	£m	£m	£m
UK corporation tax
current year	12.7	18.3	112.1
prior years	0.1	(0.2)	(0.9)
double tax relief	(3.3)	(6.5)	(102.1)

Total UK corporation tax at 30.0% (2002: 30.0%, 2001: 30.0%)	9.5	11.6	9.1
Overseas taxes
current year	60.4	57.6	54.0
prior years	(6.0)	(1.0)	0.5

Total overseas taxes	54.4	56.6	54.5
Deferred taxation transfers origination and reversal of timing differences	3.9	2.1	8.4

Total taxation for year	67.8	70.3	72.0
Credited/(debited) to other reserves
current taxation	2.2	(0.3)	(0.7)
deferred taxation	(1.0)	—	—

Taxation on profit on ordinary activities	69.0	70.0	71.3

Factors affecting taxation charge for the year

The taxation assessed for the year is higher than the standard rate of corporation tax in the UK of 30.0%. The differences are as follows:

	2003	2002*	2001*
	£m	£m	£m
Profit on ordinary activities before taxation	194.6	195.3	190.2
Taxation charge at UK corporation tax rate of 30.0% (2002: 30.0%, 2001: 30.0%)	58.4	58.6	57.1
Effects of:
permanent differences (primarily goodwill amortization)	4.1	3.1	1.8
capital allowances for period in excess of depreciation	(1.0)	(1.3)	(2.5)
other timing differences	(4.2)	(4.1)	(3.0)
unrealized/(utilization of) tax loss	0.3	(0.3)	(1.2)
higher tax rates on overseas earnings	13.9	12.4	10.9
adjustments to taxation charge in respect of previous periods	(5.9)	(1.2)	(0.4)
other items	0.5	0.7	0.2

Current taxation charge for the year	66.1	67.9	62.9

5. Dividends paid and proposed

	Per share			Total
	2003	2002	2001	2003	2002	2001
				£m	£m	£m
Interim paid January 2, 2004	3.85p	3.65p	3.4p	17.4	17.0	15.6
Proposed final payable July 1, 2004	8.25p	7.55p	6.95p	37.0	35.3	32.4

	12.1p	11.2p	10.35p	54.4	52.3	48.0

*	Restated on adoption of FRS17 ‘Retirement Benefits’.

Notes to the Consolidated Financial Statements (continued)

6. Earnings per share

	2003	2002*	2001*
	£m	£m	£m
Profit for the financial year	124.6	124.8	118.5
Basic weighted average ordinary shares in issue (million)	455.2	461.4	458.6
Dilutive effect of employee share plans (million)	2.2	3.9	5.2

Diluted weighted average ordinary shares (million)	457.4	465.3	463.8

Basic earnings per share	27.4p	27.1p	25.8p

Diluted basic earnings per share	27.2p	26.8p	25.5p

7. Intangible assets – goodwill

2003
£m
Cost
Beginning of year	326.4
Additions	23.5
Currency translation	(5.8)

End of year	344.1

Amortization
Beginning of year	36.9
Charge in year	17.7
Currency translation	(1.4)

End of year	53.2

Net book value at December 31, 2003	290.9

2002
£m
Cost
Beginning of year	282.9
Additions	65.0
Divestments	(11.5)
Currency translation	(10.0)

End of year	326.4

Amortization
Beginning of year	24.1
Divestments	(2.5)
Charge in year	16.1
Currency translation	(0.8)

End of year	36.9

Net book value at December 31, 2002	289.5

*	Restated on adoption of FRS17 ‘Retirement Benefits’.

Notes to the Consolidated Financial Statements (continued)

8. Tangible fixed assets

	Land and buildings 2003	Plant and machinery 2003	Fixtures, fittings and equipment 2003	Total 2003
	£m	£m	£m	£m
Cost or valuation
Beginning of year	78.5	244.8	80.3	403.6
Acquisitions	2.0	2.2	1.0	5.2
Additions	3.3	26.8	7.7	37.8
Disposals	(5.0)	(6.0)	(6.2)	(17.2)
Currency translation	(3.5)	(10.9)	(2.7)	(17.1)

End of year	75.3	256.9	80.1	412.3

Depreciation
Beginning of year	15.9	141.9	46.2	204.0
Charge in year	3.0	20.4	9.1	32.5
Disposals	(2.2)	(4.8)	(6.0)	(13.0)
Currency translation	(0.5)	(5.8)	(1.4)	(7.7)

End of year	16.2	151.7	47.9	215.8

Net book value at December 31, 2003	59.1	105.2	32.2	196.5

	Land and buildings 2002	Plant and machinery 2002	Fixtures, fittings and equipment 2002	Total 2002
	£m	£m	£m	£m
Cost or valuation
Beginning of year	84.2	256.2	87.6	428.0
Acquisitions	0.8	1.4	0.7	2.9
Divestments	(6.2)	(4.4)	(9.4)	(20.0)
Additions	5.3	20.1	8.0	33.4
Disposals	(1.3)	(7.2)	(3.8)	(12.3)
Currency translation	(4.3)	(21.3)	(2.8)	(28.4)

End of year	78.5	244.8	80.3	403.6

Depreciation
Beginning of year	15.3	140.4	46.3	202.0
Divestments	(1.5)	(3.0)	(4.3)	(8.8)
Charge in year	3.1	20.6	9.7	33.4
Disposals	(0.3)	(5.6)	(3.8)	(9.7)
Currency translation	(0.7)	(10.5)	(1.7)	(12.9)

End of year	15.9	141.9	46.2	204.0

Net book value at December 31, 2002	62.6	102.9	34.1	199.6

The net book value of tangible fixed assets includes assets held under finance leases and hire purchase contracts totaling £0.1m (2002: £0.5m). Accumulated depreciation of these assets amounts to £0.5m (2002: £0.7m).

Notes to the Consolidated Financial Statements (continued)

8. Tangible fixed assets (continued)

	Land	Freehold buildings	Long leasehold	Short leasehold	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m	£m	£m	£m
The net book value of tangible fixed assets at December 31, 2003 comprised:
At cost	2.1	42.7	6.3	7.7	256.9	80.1	395.8
At valuation	8.1	5.8	2.6	—	—	—	16.5

Cost or valuation	10.2	48.5	8.9	7.7	256.9	80.1	412.3
Depreciation		(8.3)	(2.6)	(5.3)	(151.7)	(47.9)	(215.8)

Net book value at December 31, 2003	10.2	40.2	6.3	2.4	105.2	32.2	196.5

	Land	Freehold buildings	Long leasehold	Short leasehold	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m	£m	£m	£m
The net book value of tangible fixed assets at December 31, 2002 comprised:
At cost	1.4	44.5	6.3	8.1	244.8	80.3	385.4
At valuation	8.8	6.8	2.6	—	—	—	18.2

Cost or valuation	10.2	51.3	8.9	8.1	244.8	80.3	403.6
Depreciation		(8.7)	(3.3)	(3.9)	(141.9)	(46.2)	(204.0)

Net book value at December 31, 2002	10.2	42.6	5.6	4.2	102.9	34.1	199.6

	Land and buildings	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m
The historical cost and the related depreciation of the tangible fixed assets at December 31, 2003 are:
Historical cost	74.0	256.9	80.1	411.0
Depreciation	(16.2)	(151.7)	(47.9)	(215.8)

Net book value at December 31, 2003	57.8	105.2	32.2	195.2

	Land and buildings	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m
The historical cost and the related depreciation of the tangible fixed assets at December 31, 2002 are:
Historical cost	77.0	244.8	80.3	402.1
Depreciation	(15.9)	(141.9)	(46.2)	(204.0)

Net book value at December 31, 2002	61.1	102.9	34.1	198.1

Future capital expenditure at December 31, 2003 consisted of commitments not provided for of £1.3m (2002: £1.4m).

Notes to the Consolidated Financial Statements (continued)

9. Investments held as fixed assets

	Own shares 2003	Unlisted 2003	Total 2003
	£m	£m	£m
Beginning of year	19.2	15.1	34.3
Additions	8.8	—	8.8
Amortisation	(0.8)	—	(0.8)
Transfer	—	(8.3)	(8.3)
Currency translation	—	(0.7)	(0.7)

End of year at cost	27.2	6.1	33.3

	Own shares 2002	Unlisted 2002	Total 2002
	£m	£m	£m
Beginning of year	13.2	16.4	29.6
Additions	6.0	0.2	6.2
Currency translation	—	(1.5)	(1.5)

End of year at cost	19.2	15.1	34.3

Own shares are ordinary shares of the Company held by the Group in an employee benefit trust. The principal purpose of this trust is to hold shares in the Company for subsequent transfer to certain senior employees and executive directors under the Long Term Incentive Plan, the Deferred Annual Share Bonus Scheme and to satisfy options granted under the 1994 Executive Share Option Scheme in respect of market purchased shares. Full details of such Plan and Schemes are set out in the Directors’ Remuneration Report on pages A-1 to A-8 of this Annual Report. The assets, liabilities and expenditure of the trust have been incorporated in the Group’s Consolidated Financial Statements. At December 31, 2003 the trust held 7,054,952 (2002: 5,454,213) shares, upon which dividends have been waived, with an aggregate nominal value of £1.8m (2002: £1.4m) and market value of £30.1m (2002: £20.7m).

10. Stocks

	2003	2002
	£m	£m
Raw materials and consumables	16.6	17.5
Work-in-progress	6.8	2.7
Finished goods and goods for resale	192.2	197.3

	215.6	217.5

Notes to the Consolidated Financial Statements (continued)

11. Debtors

	2003	2002*
	£m	£m
Trade debtors	296.8	286.6
Other debtors	46.8	53.9
Prepayments and accrued income	23.6	23.4
Corporate taxes	1.4	4.0

	368.6	367.9

12. Investments held as current assets

	2003	2002
	£m	£m
Short term deposits repayable on demand	32.0	3.2
Short term deposits not repayable on demand	79.3	137.5

	111.3	140.7

13. Creditors

	2003	2002
	£m	£m
Amounts falling due within one year
Loans	17.4	0.7
Overdrafts	20.5	35.5
Obligations under finance leases	0.1	0.2
Trade creditors	246.5	227.3
Dividends proposed	54.4	52.3
Corporate taxes	48.6	40.2
Other taxation and social security contributions	6.4	5.7
Other creditors	29.1	24.1
Accruals and deferred income	76.1	85.4

	499.1	471.4

14. Creditors

	2003	2002
	£m	£m
Amounts falling due after more than one year
Loans	217.2	261.7
Obligations under finance leases	0.1	0.1
Accruals and deferred income	2.9	3.5

	220.2	265.3

*	Restated on adoption of FRS17 ‘Retirement Benefits’.

Notes to the Consolidated Financial Statements (continued)

15. Financial instruments

Short term debtors and creditors are excluded from the following disclosures, as permitted by FRS13 ‘Derivatives and Other Financial Instruments: Disclosures’.

Interest rate risk profile of financial assets and liabilities

The Group’s financial assets consist of cash at bank and in hand and short term cash deposits repayable and not repayable on demand, together with other unlisted investments. Interest rates on short term cash deposits not repayable on demand are mainly set with reference to LIBID for periods ranging from one day to three months. Financial assets at December 31, 2003 were £164.9m (2002: £207.3m) of which 69% (2002: 71%) were denominated in sterling, 14% (2002: 19%) were denominated in US dollars and 8% (2002: 6%) were denominated in euros.

The majority of the Group’s financial liabilities are at floating rates of interest set with reference to LIBOR for periods ranging from one day to three months. During the year an average of 66% (2002: 82%) of forecast net debt was protected from adverse movements in interest rates with fixed rate debt and interest rate caps for an average period of 19 months (2002: 19 months).

After taking into account interest rate swaps, the interest rate and currency profile of the Group’s financial liabilities at December 31 was:

	Floating rate 2003	Fixed rate 2003	Total 2003	Floating rate 2002	Fixed rate 2002	Total 2002
	£m	£m	£m	£m	£m	£m
Sterling	15.1	—	15.1	25.1	—	25.1
US dollar	207.0	27.9	234.9	235.5	31.1	266.6
Other	5.3	—	5.3	6.5	—	6.5

	227.4	27.9	255.3	267.1	31.1	298.2

Fixed rate financial liabilities have an interest rate of 6.4% (2002: 6.4%) and a period of 30 months (2002: 42 months) until maturity.

Fair values of financial assets and liabilities

The fair values of financial assets and liabilities at December 31 were:

	Book value 2003	Fair value 2003	Book value 2002	Fair value 2002
	£m	£m	£m	£m
Primary financial instruments issued to finance the Group’s operations:
US dollar Bond	(125.7)	(141.3)	(139.8)	(160.2)
Derivative financial instruments held to manage the interest rate profile:
Interest rate derivatives	—	12.8	—	16.7

Fair values have been calculated by discounting cash flows at the prevailing interest rates. Fair values of other financial assets and liabilities are not significantly different to book values.

Notes to the Consolidated Financial Statements (continued)

15. Financial instruments (continued)

Maturity of financial liabilities

The maturity of financial liabilities at December 31 was:

	2003	2002
	£m	£m
Within one year	38.0	36.4
After one year but within two years	46.5	15.5
After two years but within five years	120.4	152.9
After five years	50.4	93.4

	255.3	298.2

At December 31, 2003 loans amounting to £1.3m (2002: £1.5m) were secured by either fixed or floating charges on various assets of the relevant companies.

The Group’s available undrawn committed facilities at December 31 were:

	2003	2002
	£m	£m
Expiring within one year	53.3	121.1
Expiring after one year but within two years	29.1	0.5
Expiring after two years	135.2	72.9

	217.6	194.5

16. Provisions for liabilities and charges

	2003	2002*
	£m	£m
Discontinued operations	1.4	1.8
Deferred taxation (Note 19)	16.8	21.4
Other	23.4	19.9

	41.6	43.1

	Discontinued operations	Deferred taxation	Other	Total
	£m	£m	£m	£m
Movements
At January 1, 2003	1.8	32.6	19.9	54.3
Prior year adjustment (adoption of FRS17)		(11.2)		(11.2)

At January 1, 2003 restated	1.8	21.4	19.9	43.1
Charge	—	3.9	4.3	8.2
Acquisitions	—	(0.3)	4.5	4.2
Utilized	(0.3)	—	(5.0)	(5.3)
Transfer		(7.1)		(7.1)
Currency translation	(0.1)	(1.1)	(0.3)	(1.5)

End of year	1.4	16.8	23.4	41.6

*	Restated on adoption of FRS17 ‘Retirement Benefits’.

Notes to the Consolidated Financial Statements (continued)

16. Provisions for liabilities and charges (continued)

	Discontinued operations	Deferred* taxation	Other	Total*
	£m	£m	£m	£m
Movements
At January 1, 2002	2.1	37.7	22.3	62.1
Prior year adjustment (adoption of FRS17)		(3.5)		(3.5)

At January 1, 2002 restated	2.1	34.2	22.3	58.6
Charge	0.8	2.1	0.1	3.0
Acquisitions and disposals	—	(1.5)	2.9	1.4
Utilized	(0.9)	—	(5.0)	(5.9)
Transfer		(10.9)		(10.9)
Currency translation	(0.2)	(2.5)	(0.4)	(3.1)

At December 31, 2002	1.8	21.4	19.9	43.1

Other provisions relate primarily to vacant properties, workers’ compensation claims, legal claims and environmental clean up costs, and are expected to be utilized in the near future.

17. Share capital

	2003	2002
	£m	£m
Authorized: 680 million (2002: 680 million) ordinary shares of 25p each	170.0	170.0

Issued and fully paid ordinary shares of 25p each	112.1	116.8

Number of ordinary shares in issue
Beginning of year	467,024,892	463,882,138
Issued during year following option exercises	2,580,559	3,142,754
Purchase of own shares	(21,261,000)	—

End of year	448,344,451	467,024,892

The number of shares in issue at December 31, 2003 reflects the cancellation of shares following the share buy back. During the year, 21.3m ordinary shares with a nominal value of £5.3m were purchased, at a cost of £92.2m (including expenses). These shares have been cancelled and the nominal value of the shares transferred to a capital redemption reserve (Note 18). This represents 4.6% of the number of ordinary shares in issue at the beginning of the year.

Details of share options granted and exercised during 2003 and those outstanding at December 31, 2003, in each case in respect of options over new issue shares, under the Company’s Sharesave Scheme (1991), Sharesave Scheme (2001), International Sharesave Plan, Executive Share Option Scheme (No.2) and 1994 Executive Share Option Scheme are set out in the following table:

	2003 Grants		2003 Exercises		Options outstanding at 12.31.03
	Number	Price (p)	Number	Price (p)	Number	Price (p)
Sharesave Scheme (1991)			763,606	160-308	954,598	160-365
Sharesave Scheme (2001).	1,548,660	296-358	10,769	296-389	2,211,424	296-389
International Sharesave Plan	112,431	296	—		148,948	296-389
Executive Scheme (No.2)			171,970	126-169	119,278	144-169
1994 Executive Scheme	2,530,250	372-449	1,264,812	212-461	10,688,128	212-461

	4,191,341		2,211,157		14,122,376

*	Restated on adoption of FRS17 ‘Retirement Benefits’.

Notes to the Consolidated Financial Statements (continued)

17. Share capital (continued)

	2002 Grants		2002 Exercises		Options outstanding at 12.31.02
	Number	Price (p)	Number	Price (p)	Number	Price (p)
Sharesave Scheme (1991)			1,208,056	141-365	1,812,511	167-365
Sharesave Scheme (2001)	1,080,059	356-389	47,165	361-389	1,254,346	356-389
International Sharesave Plan	120,875	389	—		111,936	389
Executive Scheme (No.2)			352,450	87-169	291,248	126-169
1994 Executive Scheme	2,654,250	461	1,873,746	212-450	9,691,780	212-461

	3,855,184		3,481,417		13,161,821

The outstanding options as of December 31, 2003 are exercisable at various dates up to October 2013.

Although not reflected in these financial statements, for the year ended December 31, 2003 the fair value charge of share options issued by the Company on or prior to the year end would have been £3.4m (2002: £3.1m, 2001: £2.6m).

18. Movements on reserves

	Share premium account	Capital redemption reserve	Revaluation reserve	Profit and loss* account
	£m	£m	£m	£m
At January 1, 2003 as previously reported	77.3		1.5	348.4
Prior year adjustment (adoption of FRS17)				(68.8)

At January 1, 2003 restated	77.3		1.5	279.6
Premium on exercise of options	6.5			(0.1)
Purchase of own shares		5.3		(92.2)
Currency translation			(0.2)	(1.3)
Actuarial gain on pension schemes				0.9
Deferred taxation on actuarial gain on pension schemes				(0.4)
Retained profit for the financial year				70.2

At December 31, 2003	83.8	5.3	1.3	256.7

	Share premium account	Revaluation reserve	Profit and loss* account
	£m	£m	£m
At January 1, 2002 as previously reported	67.3	1.6	271.6
Prior year adjustment (adoption of FRS17)			(25.9)

At January 1, 2002 restated	67.3	1.6	245.7
Premium on exercise of options	10.0		(2.9)
Transfer of goodwill on disposals			19.4
Currency translation		(0.1)	(10.8)
Actuarial loss on pension schemes			(64.3)
Deferred taxation on actuarial loss on pension schemes			20.0
Retained profit for the financial year			72.5

At December 31, 2002	77.3	1.5	279.6

*	Restated on adoption of FRS17 ‘Retirement Benefits’.

Notes to the Consolidated Financial Statements (continued)

18. Movements on reserves (continued)

	Share premium account	Revaluation reserve	Profit and loss* account
	£m	£m	£m
At January 1, 2001 as previously reported	56.5	1.7	212.5
Prior year adjustment (adoption of FRS17)			(3.4)

At January 1, 2001 restated	56.5	1.7	209.1
Premium on exercise of options	10.8		(4.5)
Currency translation		(0.1)	(5.2)
Actuarial loss on pension schemes			(34.7)
Deferred taxation on actuarial loss on pension schemes			10.5
Retained profit for the financial year			70.5

At December 31, 2001	67.3	1.6	245.7

At December 31, 2003 the cumulative amount of goodwill written off to reserves in respect of acquisitions made prior to January 1, 1998, net of goodwill attributable to subsidiary undertakings disposed of, was £287.9m (2002: £287.9m, 2001: £307.3m).

Currency gains of £2.8m (2002: £9.0m, 2001: £(1.2)m) relating to forward foreign currency exchange contracts and borrowings to finance investment overseas have been included within the currency translation movement in the profit and loss account reserve.

Included within the profit and loss reserve is £40.8m (2002: £43.7m, 2001: £17.5m) in respect of pension scheme deficits net of deferred taxation (Note 21).

19. Deferred taxation

	2003	2002*
	£m	£m
Accelerated capital allowances	11.9	11.3
Other timing differences	4.9	10.1

	16.8	21.4

The potential liability for deferred taxation not provided above is:
capital gains on disposal of properties	1.3	0.9

	1.3	0.9

Deferred taxation has been accounted for in respect of future remittances of the accumulated reserves of overseas subsidiary undertakings only to the extent that such distributions are accrued as receivable. No provision has been made for potential corporate taxation on the unrealized revaluation surpluses in respect of properties which are expected to be held for the foreseeable future. A deferred taxation asset of £33.9m (2002: £33.9m) has not been recognized in respect of capital losses as the realization of this deferred taxation asset is not considered likely.

*	Restated on adoption of FRS17 ‘Retirement Benefits’.

Notes to the Consolidated Financial Statements (continued)

20. Contingent liabilities

	2003	2002
	£m	£m
Bank guarantees	4.4	1.3
Other items	3.0	8.6

	7.4	9.9

The bank guarantees of the Company are guarantees provided on behalf of subsidiary undertakings. Other items principally comprise trade and other guarantees.

21. Pensions

The Group operates both defined benefit and defined contribution pension schemes. The funds of the principal schemes are administered by trustees and are held independently from the Group. Pension costs of defined benefit schemes are assessed in accordance with the advice of independent professionally qualified actuaries. Full triennial actuarial valuations were carried out on the principal European defined benefit schemes in April 2003 and annual actuarial valuations are performed on the principal US defined benefit schemes. Contributions to all schemes are determined in line with actuarial advice, local conditions and practices. The most recent actuarial valuations have incorporated the requirements of FRS17 ‘Retirement Benefits’ in assessing scheme liabilities at December 31. Scheme assets for the purpose of FRS17 are stated at their market value at December 31.

The Group accounts for pension costs in accordance with FRS17. As the Company is unable to identify its share of the scheme assets and liabilities on a consistent and reasonable basis, the Company treats contributions in defined benefit schemes as if they were contributions to a defined contribution scheme in accordance with the exemption permitted by FRS17. The Group operates other schemes overseas in accordance with local practice and legislation. Some of these schemes are externally funded, while others are internally funded.

The amounts included in the financial statements are as follows:

Amounts charged to operating profit	2003	2002*	2001*
	£m	£m	£m
Defined contribution schemes	8.0	7.4	5.1
Defined benefit schemes:
Service cost – continuing operations	7.0	8.9	9.2
Service cost – discontinued operations	—	1.0	2.1
Past service costs	—	1.7	—
Settlement	(1.3)	—	—

Total operating charge	13.7	19.0	16.4

Amounts included as other finance costs/(income)
Expected return on scheme assets	(12.7)	(15.0)	(15.8)
Interest on scheme liabilities	14.8	14.4	13.0

Net financial return	2.1	(0.6)	(2.8)

	15.8	18.4	13.6

*	Restated on adoption of FRS17 ‘Retirement Benefits’.

Notes to the Consolidated Financial Statements (continued)

Amounts recognized in the statement of total recognized gains and losses

	2003	2002*	2001*
	£m	£m	£m
Actual return less expected return on scheme assets	24.8	(42.2)	(35.0)
Experience loss on scheme liabilities	(7.4)	(6.7)	(0.1)
Impact of changes in assumptions relating to the present value of scheme liabilities	(16.5)	(15.4)	0.4

Actuarial gain/(loss)	0.9	(64.3)	(34.7)

The principal assumptions used by the independent qualified actuaries for the purposes of FRS17 were:

	Europe			US
	2003	2002	2001	2003	2002	2001
Rate of increase in salaries	3.75%	3.25%	3.5%	5.0%	4.0%	5.0%
Rate of increase in pensions	2.75%	2.25%	2.5%	—	—	—
Discount rate	5.5%	5.5%	6.0%	6.25%	6.75%	7.75%
Inflation rate	2.75%	2.25%	2.5%	4.0%	2.5%	3.5%

The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

The market value of the scheme assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme liabilities, which are derived from cash flow projections over long periods and are therefore inherently uncertain, are:

	Europe 2003		US 2003		Total 2003
	Long term rate of return	Value £m	Long term rate of return	Value £m	Value £m
Equities	7.3%	114.4	9.7%	42.1	156.5
Bonds	5.2%	48.8	5.6%	16.3	65.1
Other	3.8%	4.9		—	4.9

Total market value		168.1		58.4	226.5
Present value of scheme liabilities		(216.2)		(69.4)	(285.6)

Deficit		(48.1)		(11.0)	(59.1)
Deferred taxation		14.4		3.9	18.3

Pension liabilities		(33.7)		(7.1)	(40.8)

	Europe 2002		US 2002		Total 2002
	Long term rate of return	Value £m	Long term rate of return	Value £m	Value £m
Equities	7.0%	94.4	9.7%	34.9	129.3
Bonds	4.5%	32.3	5.7%	15.9	48.2
Other	4.0%	15.7	4.3%	0.1	15.8

Total market value		142.4		50.9	193.3
Present value of scheme liabilities		(189.5)		(67.3)	(256.8)

Deficit		(47.1)		(16.4)	(63.5)
Deferred taxation		14.1		5.7	19.8

Pension liabilities		(33.0)		(10.7)	(43.7)

*	Restated on adoption of FRS17 ‘Retirement Benefits’.

Notes to the Consolidated Financial Statements (continued)

	Europe 2001		US 2001		Total 2001
	Long term rate of return	Value £m	Long term rate of return	Value £m	Value £m
Equities	7.5%	110.9	10.4%	37.1	148.0
Bonds	5.0%	33.1	6.4%	14.2	47.3
Other	4.0%	0.8	5.5%	1.6	2.4

Total market value		144.8		52.9	197.7
Present value of scheme liabilities		(161.6)		(61.7)	(223.3)

Deficit		(16.8)		(8.8)	(25.6)
Deferred taxation		5.0		3.1	8.1

Pension liabilities		(11.8)		(5.7)	(17.5)

Movement in deficit during the year

	2003	2002
	£m	£m
Beginning of year	(63.5)	(25.6)
Current service cost	(7.0)	(9.9)
Contributions	9.9	32.1
Past service costs	—	(1.7)
Settlement	1.3	—
Curtailment	—	4.1
Net financial return	(2.1)	0.6
Actuarial gain/(loss)	0.9	(64.3)
Currency translation	1.4	1.2

End of year	(59.1)	(63.5)

Experience gains and losses

	% of scheme assets/ liabilities	2003	% of scheme assets/ liabilities	2002	% of scheme assets/ liabilities	2001
		£m		£m		£m
Difference between actual and expected return on scheme assets	11	24.8	(22)	(42.2)	(18)	(35.0)
Experience loss on scheme liabilities	(3)	(7.4)	(3)	(6.7)	(0)	(0.1)
Amount recognized in the statement of total recognized gains and losses	0	0.9	(25)	(64.3)	(16)	(34.7)

Notes to the Consolidated Financial Statements (continued)

22. Operating lease commitments

	Land and buildings 2003	Other 2003	Land and buildings 2002	Other 2002
	£m	£m	£m	£m
At December 31, the Group had the following annual commitments under non-cancelable operating leases:
expiring within one year	2.8	3.3	5.5	3.8
expiring between one and five years	11.9	8.1	9.1	5.5
expiring after five years	8.8	0.2	10.1	0.3

	23.5	11.6	24.7	9.6

23. Reconciliation of operating profit to net cash inflow from operating activities

	2003	2002*	2001*
	£m	£m	£m
Operating profit	196.4	196.4	201.5
Adjustments for non-cash items:
depreciation	32.5	33.4	32.9
goodwill amortization	17.7	16.1	12.8
other	1.0	(1.4)	(1.5)
Working capital movement:
stocks	3.1	(4.9)	3.6
debtors	(4.6)	(8.8)	(1.2)
creditors	19.4	14.5	(3.4)
Special pension contribution	—	(20.0)	—
Employee benefit trust shares	(8.8)	(6.3)	—
Other cash movements	(6.3)	(2.6)	(8.6)

Net cash inflow from operating activities	250.4	216.4	236.1

24. Analysis of net debt

	1.1.03	Cash flow	Exchange movements	12.31.03
	£m	£m	£m	£m
Cash at bank and in hand	51.5	(4.1)	0.1	47.5
Short term deposits repayable on demand	3.2	28.6	0.2	32.0
Overdrafts	(35.5)	14.7	0.3	(20.5)

Cash	19.2	39.2	0.6	59.0

Debt due within one year	(0.7)	(8.3)	(8.4)	(17.4)
Debt due after one year	(261.7)	21.1	23.4	(217.2)
Finance leases	(0.3)	0.1	—	(0.2)

	(262.7)	12.9	15.0	(234.8)

Short term deposits not repayable on demand	137.5	(57.4)	(0.8)	79.3

Net debt	(106.0)	(5.3)	14.8	(96.5)

*	Restated on adoption of FRS17 ‘Retirement Benefits’.

Notes to the Consolidated Financial Statements (continued)

24. Analysis of net debt (continued)

	1.1.02	Cash flow	Exchange movements	12.31.02
	£m	£m	£m	£m
Cash at bank and in hand	49.8	3.1	(1.4)	51.5
Short term deposits repayable on demand	20.7	(15.6)	(1.9)	3.2
Overdrafts	(25.7)	(10.5)	0.7	(35.5)

Cash	44.8	(23.0)	(2.6)	19.2

Debt due within one year	(38.5)	37.0	0.8	(0.7)
Debt due after one year	(249.7)	(37.4)	25.4	(261.7)
Finance leases	(0.6)	0.3	—	(0.3)

	(288.8)	(0.1)	26.2	(262.7)

Short term deposits not repayable on demand	9.5	128.7	(0.7)	137.5

Net debt	(234.5)	105.6	22.9	(106.0)

	1.1.01	Cash flow	Exchange movements	Other non-cash	12.31.01
	£m	£m	£m	£m	£m
Cash at bank and in hand	37.1	12.9	(0.2)	—	49.8
Short term deposits repayable on demand	13.6	7.1	—	—	20.7
Overdrafts	(26.3)	0.6	—	—	(25.7)

Cash	24.4	20.6	(0.2)	—	44.8

Debt due within one year	(144.2)	110.7	0.8	(5.8)	(38.5)
Debt due after one year	(123.2)	(123.4)	(3.1)	—	(249.7)
Finance leases	(0.5)	(0.1)	—	—	(0.6)

	(267.9)	(12.8)	(2.3)	(5.8)	(288.8)

Short term deposits not repayable on demand	3.1	6.4	—	—	9.5

Net debt	(240.4)	14.2	(2.5)	(5.8)	(234.5)

Other non-cash in 2001 relates to loan notes issued on acquisition of businesses.

25. Acquisitions

The principal acquisitions made during 2003 were Enterprise acquired in February, Fibertec and MultiLine both acquired in October and O’Mahony and Prolix both acquired in December.

Acquisitions have been accounted for under the acquisition method of accounting and contributed £0.7m to operating profit in 2003 (2002: £2.7m, 2001: £2.5m).

On acquisition the assets and liabilities of the businesses acquired were adjusted to reflect their fair values to the Group. The fair value adjustments are provisional and will be finalized in the 2004 Consolidated Financial Statements.

Notes to the Consolidated Financial Statements (continued)

25. Acquisitions (continued)

	Book value at acquisition	Provisional fair value adjustments			Fair value of assets acquired
		Revaluation	Consistency of accounting policy	Other
	£m	£m	£m	£m	£m
A summary of the effect of acquisitions in 2003 is detailed below:
Tangible fixed assets	6.3	(1.1)			5.2
Stocks	10.3	(1.1)			9.2
Debtors	12.5	(0.2)			12.3
Creditors	(9.1)	(0.5)			(9.6)
Net bank overdrafts	(1.1)				(1.1)
Provisions for liabilities and charges	—		(4.5)		(4.5)
Deferred taxation	—		0.3		0.3
Taxation	(0.1)			(0.1)	(0.2)

	18.8	(2.9)	(4.2)	(0.1)	11.6

Goodwill					23.5

Consideration					35.1

Satisfied by:
Cash consideration					35.0
Deferred consideration					0.1

					35.1

The net cash outflow in the period in respect of acquisitions comprised:
Cash consideration					35.0
Net bank overdrafts acquired					1.1

Net cash outflow in respect of acquisitions					36.1

The principal fair value adjustments are as follows:

The adjustments to tangible fixed assets, stocks, debtors and creditors reflect their estimated realizable value.

The adjustment to provisions for liabilities and charges includes amounts relating to the reassessment of potential liabilities that were not fully recognized on acquisition.

The adjustment to deferred taxation reflects the recognition of a deferred taxation asset for anticipated relief on fair value adjustments.

Notes to the Consolidated Financial Statements (continued)

25. Acquisitions (continued)

The principal acquisitions made during 2002 were Lockhart, acquired in May, Kenco, acquired in June, Lesnie’s, acquired in November, Darenas, which the Company agreed to acquire in November and completed shortly thereafter, and Saxton and Thomas McLaughlin, each acquired in December.

On acquisition the assets and liabilities of the businesses acquired were adjusted to reflect their fair values to the Group. The fair value adjustments were provisional as at December 31, 2002 and were finalized in the 2003 Consolidated Financial Statements.

		Provisional fair value adjustments
	Book value at acquisition	Revaluation	Consistency of accounting policy	Other	Fair value of assets acquired
	£m	£m	£m	£m	£m
A summary of the effect of acquisitions in 2002 is detailed below:
Tangible fixed assets	3.0	(0.1)			2.9
Stocks	13.3		(0.5)		12.8
Debtors	18.0		(0.6)		17.4
Creditors	(16.9)		(0.4)		(17.3)
Net bank overdrafts	(3.0)				(3.0)
Provisions for liabilities and charges	—		(2.9)		(2.9)
Deferred taxation	0.2		1.5		1.7
Taxation	(1.0)			(0.5)	(1.5)

	13.6	(0.1)	(2.9)	(0.5)	10.1

Goodwill					65.0

Consideration					75.1

Satisfied by:
Cash consideration					74.0
Deferred consideration					1.1

					75.1

The net cash outflow in the period in respect of acquisitions was:
Cash consideration					74.0
Net bank overdrafts acquired					3.0

Net cash outflow in respect of acquisitions					77.0

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

Notes to the Consolidated Financial Statements (continued)

25. Acquisitions (continued)

The principal acquisitions made during 2001 were ICCS MacGregor acquired in February, Filtrati acquired in May, Godin acquired in June, BPI acquired in July, DKI Group, Eastern Paper and Packers each acquired in October and W A Blyth acquired in November.

On acquisition the assets and liabilities of the businesses acquired were adjusted to reflect their fair values to the Group. The fair value adjustments were provisional as at December 31, 2001 and were finalized in the 2002 Consolidated Financial Statements.

		Provisional fair value adjustments
	Book value at acquisition	Revaluation	Consistency of accounting policy	Other	Fair value of assets acquired
	£m	£m	£m	£m	£m
A summary of the effect of acquisitions in 2001 is detailed below:
Tangible fixed assets	8.3	(3.2)			5.1
Stocks	27.8		(2.3)		25.5
Debtors	26.4		(6.9)		19.5
Creditors	(24.2)				(24.2)
Net bank overdrafts	(3.7)				(3.7)
Provisions for liabilities and charges	(3.6)		(1.1)		(4.7)
Deferred taxation	(1.3)		3.2		1.9
Taxation	(1.2)			0.6	(0.6)
Minority interest	0.3				0.3

	28.8	(3.2)	(7.1)	0.6	19.1

Goodwill					69.4

Consideration					88.5

Satisfied by:
Cash consideration					76.1
Deferred consideration					12.4

					88.5

The net cash outflow in the period in respect of acquisitions was:
Cash consideration					76.1
Net bank overdrafts acquired					3.7

Net cash outflow in respect of acquisitions					79.8

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

Notes to the Consolidated Financial Statements (continued)

26. Disposals

There were no disposals in 2003. The cash flow in 2003 of £10.0 million represents deferred consideration on the sale of Paper Distribution which was disposed of in 2002. This disposal included £18 million of deferred cash consideration payable in two tranches; £10 million which was received on July 1, 2003 and a further £8 million which is receivable on July 1, 2004.

Paper Distribution was disposed of in July 2002 and the Group’s small machine building activity at Jarrow was exited during 2002.

£m*
The effect of disposals in 2002 on the net assets of the Group was:
Intangible assets – goodwill	(9.0)
Tangible fixed assets	(11.2)
Stocks	(29.8)
Debtors	(96.8)
Creditors	39.5
Net bank overdrafts	0.8
Deferred taxation	(0.2)
Taxation	1.7

Net assets disposed	(105.0)
Goodwill previously written off to reserves	(19.4)
Net cash proceeds	128.5

Profit on sale of discontinued operations	4.1

£m
The net cash inflow in 2002 in respect of disposals was:
Net cash proceeds	128.5
Deferred cash consideration	(18.0)
Net bank overdrafts disposed	0.8

Net cash inflow in respect of disposals	111.3

*	Restated on adoption of FRS17 ‘Retirement Benefits’.

Notes to the Consolidated Financial Statements (continued)

27. Companies Act 1985

The Consolidated Financial Statements do not constitute “statutory accounts” within the meaning of the Companies Act 1985 of Great Britain for any of the periods presented. Statutory accounts for the year ended December 31, 2002 have been filed with the United Kingdom’s Registrar of Companies. The statutory accounts for the year ended December 31, 2003 will be delivered to the Registrar of Companies following the Company’s Annual General Meeting. The auditors have reported on these accounts. The reports were unqualified and did not contain statements under Section 237(2) or (3) of the Act.

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

28. Summary of significant differences between UK GAAP and US GAAP

The Group’s Consolidated Financial Statements are prepared in accordance with UK GAAP which differ in certain significant respects from US GAAP. Set out below is a summary of the significant differences, a reconciliation of profit from UK GAAP to US GAAP, a statement of comprehensive income, details of earnings per share in accordance with US GAAP, a reconciliation of the impact on earnings of SFAS142 ‘Goodwill and Other Intangible Assets’, a reconciliation of equity shareholders’ funds from UK GAAP to US GAAP and a consolidated cash flow statement on a US GAAP basis.

(a)	Goodwill and other intangible assets

Under UK GAAP goodwill arising on acquisitions made after December 31, 1997 is capitalized and is amortized through the profit and loss account over a period of up to 20 years. Goodwill arising on acquisitions made prior to January 1, 1998 remains eliminated against equity reserves.

Under US GAAP the excess of the fair value of the consideration paid over the fair value of the net assets acquired including identifiable intangible assets is assigned to goodwill. Under US GAAP the Group ceased amortizing all goodwill from January 1, 2002 upon full adoption of SFAS142 ‘Goodwill and Other Intangible Assets’. Goodwill is capitalized and is now subject to an annual impairment test to identify any impairment loss. SFAS141 ‘Business Combinations’ was adopted by the Group from July 1, 2001. Accordingly, identifiable intangible assets are capitalized and amortized over their useful economic life.

Under UK GAAP the profit or loss on disposal of a business acquired prior to January 1, 1998 is calculated after taking account of any goodwill written off to reserves. Under US GAAP an adjustment to the UK GAAP profit or loss is made in respect of goodwill previously amortized.

(b)	Own shares

Under UK GAAP the Company recognizes as an asset the cost of acquiring its own shares to satisfy the requirements of the Long Term Incentive Plan and the Deferred Annual Share Bonus Scheme and to satisfy options granted under the 1994 Executive Share Option Scheme in respect of market purchased shares. Under US GAAP this is presented as a reduction of equity shareholders’ funds, as these shares are treated as treasury shares.

(c)	Ordinary dividends

Under UK GAAP ordinary dividends are accounted for in the period to which they relate which may be earlier than the date of declaration. Under US GAAP ordinary dividends are accounted for in the period in which they are declared.

Notes to the Consolidated Financial Statements (continued)

28. Summary of significant differences between UK GAAP and US GAAP (continued)

(d)	Property revaluation

Under UK GAAP until December 31, 1999 land and buildings were revalued periodically and depreciation based on such revalued amounts. As permitted under FRS15 ‘Tangible Fixed Assets’, the valuations of land and buildings have not been and will not be updated. Under US GAAP revaluations of fixed assets are not permitted and depreciation is calculated based on historic cost.

(e)	Pension costs

Under UK GAAP pension schemes are accounted for in accordance with FRS17. Under US GAAP they are accounted for under SFAS 87 and 88.

Under UK GAAP actuarial gains and losses are recognized in full in the year in which they arise. Under US GAAP, the actuarial gains and losses which exceed 10% of the value of the assets or liabilities at the start of the accounting period are amortised over the remaining lives of scheme members. FRS17 requires that past service costs are recognized in full in the period in which they become vested whereas SFAS 87 requires that they be amortized over the remaining service life of employees.

Under UK GAAP the net pension asset or liability for each scheme is recognized in the balance sheet and represents the difference between the market value of the scheme assets at the balance sheet date and the present value of scheme liabilities at that date, net of deferred tax. Under US GAAP where an additional liability exists (i.e. where the amount provided for any scheme does not cover the unfunded accumulated benefit obligation of the scheme) it must be recognized in the statement of comprehensive income.

(f)	Share schemes

Under UK GAAP the Group recognizes a compensation cost for only the cost of its own shares acquired to satisfy the requirements of the Long Term Incentive Plan and the Deferred Annual Share Bonus Scheme. Under US GAAP APB Opinion 25 requires a compensation cost to be recorded for all of the Group’s performance based executive share schemes and for the discount provided to employees in respect of all-employee share schemes.

(g)	Derivative instruments

Under UK GAAP changes in the fair value of interest rate derivatives are not recognized in the financial statements but are disclosed in Note 15. Furthermore, gains and losses on forward foreign exchange contracts used for hedging net investments have been taken to reserves. Under US GAAP derivative financial instruments are required to be recorded in the balance sheet as either an asset or liability at fair value. Changes in the fair value of these derivative instruments are recognized in the profit and loss account unless specific hedge accounting criteria are met. Certain of the Group’s derivatives qualify for hedge accounting under US GAAP thereby reducing the effect on the profit and loss account from gains and losses arising from changes in their fair values.

(h)	Deferred taxation

The adoption of FRS19 ‘Deferred Tax’ on January 1, 2002 has eliminated the significant differences between accounting for deferred taxation under UK GAAP and US GAAP. As a result, the adjustments for taxation now relate to the taxation effect of other US GAAP adjustments.

(i)	Discontinued operations

UK GAAP and US GAAP have different criteria for determining discontinued operations. Under US GAAP discontinued operations would exclude the exiting of the small machine building activity at Jarrow during 2002.

Notes to the Consolidated Financial Statements (continued)

28. Summary of significant differences between UK GAAP and US GAAP (continued)

(j)	Cash flows

The principal difference between UK GAAP and US GAAP is in respect of classification. Under UK GAAP the Group presents its cash flows from operating activities, returns on investments and servicing of finance, tax paid, capital expenditure, acquisitions and disposals, dividends paid, management of liquid resources and financing. US GAAP requires only three categories of cash flow activities which are operating, investing and financing. Cash flows arising from tax paid and returns on investments and servicing of finance under UK GAAP are, with the exception of dividends paid to minority shareholders, included as operating activities under US GAAP. Dividend payments are included as a financing activity under US GAAP. In addition capital expenditure and acquisitions and disposals under UK GAAP are presented as investing activities under US GAAP.

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

			for the year ended December 31
	Note		2003	2002*	2001*
			£m	£m	£m
Profit
Continuing operations			124.6	117.0	107.2
Discontinued operations			—	7.8	11.3

Profit for the financial year in accordance with UK GAAP			124.6	124.8	118.5

US GAAP adjustments:
Amortization of goodwill and other intangibles	(a	)	14.5	13.4	(8.9)
Disposal of business	(a	)	—	8.0	—
Pension costs	(e	)	3.6	3.6	(2.9)
Share option expense	(f	)	(2.5)	(0.5)	(5.0)
Capital instruments and derivatives	(g	)	(10.1)	(1.2)	1.0
Taxation on above adjustments			1.6	(0.3)	(0.3)

Net income for the financial year in accordance with US GAAP			131.7	147.8	102.4

Continuing operations			131.7	126.5	91.6
Discontinued operations (1)			—	21.3	10.8

Net income for the financial year in accordance with US GAAP			131.7	147.8	102.4

(1)	Includes profit on disposal of discontinued operations in 2002 of £14.3m, representing a basic earnings per share impact of 3.1 pence.

*	Restated on adoption of FRS17 ‘Retirement Benefits’.

Notes to the Consolidated Financial Statements (continued)

	for the year ended December 31
	2003	2002	2001
	£m	£m	£m
Statement of comprehensive income
Net income for the financial year in accordance with US GAAP	131.7	147.8	102.4
Other comprehensive income:
Additional minimum pension liability net of income tax(1)	(3.2)	(53.4)	—
Currency translation net of income tax(2)	(17.3)	(23.6)	(4.1)

Comprehensive income in accordance with US GAAP	111.2	70.8	98.3

(1)	Income tax on additional minimum pension liability for 2003 was £1.5m (2002: £23.7m, 2001: £ nil).

(2)	Income tax on currency translation for 2003 was £(1.4)m (2002: £0.6m, 2001: £0.4m).

	for the year ended December 31
	2003		2002		2001
	£m		£m		£m
Earnings per share in accordance with US GAAP
Continuing operations	28.9	p	27.4	p	20.0	p
Discontinued operations	—		4.6	p	2.3	p

Basic earnings per share in accordance with US GAAP	28.9	p	32.0	p	22.3	p

Diluted earnings per share in accordance with US GAAP	28.6	p	31.6	p	22.0	p

	for the year ended December 31
	2003		2002		2001
Goodwill and other intangible assets – impact of SFAS142	£m		£m		£m
Net income for the financial year in accordance with US GAAP	131.7		147.8		102.4
Goodwill amortization					21.7

Adjusted net income for the financial year in accordance with US GAAP	131.7		147.8		124.1

Earnings per share in accordance with US GAAP	28.9	p	32.0	p	22.3	p
Goodwill amortization					4.7	p

Adjusted earnings per share in accordance with US GAAP	28.9	p	32.0	p	27.0	p

Diluted earnings per share in accordance with US GAAP	28.6	p	31.6	p	22.0	p
Goodwill amortization					4.7

Adjusted diluted earnings per share in accordance with US GAAP	28.6	p	31.6	p	26.7	p

Notes to the Consolidated Financial Statements (continued)

			at December 31
	Note		2003	2002*	2001*
Equity shareholders’ funds			£m	£m	£m
Equity shareholders’ funds in accordance with UK GAAP			459.2	475.2	430.6
US GAAP adjustments:
Goodwill and other intangibles	(a	)	229.3	226.1	236.7
Own shares	(b	)	(27.2)	(19.2)	(13.2)
Ordinary dividends	(c	)	37.0	35.3	32.4
Disposal of business	(a	)	—	8.0	—
Property revaluations	(d	)	(1.3)	(1.5)	(1.6)
Pensions	(e	)	17.3	20.6	37.2
Capital instruments and derivatives	(g	)	—	—	(0.2)
Deferred taxation	(h	)	1.4	1.6	1.8
Taxation on above adjustments			(3.5)	(4.3)	(9.6)

Equity shareholders’ funds in accordance with US GAAP			712.2	741.8	714.1

	for the year ended December 31
	2003	2002	2001
Consolidated cash flow statement	£m	£m	£m
Net cash inflow from operating activities	189.9	153.3	168.1
Net cash (outflow)/inflow from investing activities	(57.5)	2.6	(117.2)
Net cash outflow from financing activities	(165.3)	(30.2)	(30.9)

Net (decrease)/increase in cash and cash equivalents per US GAAP	(32.9)	125.7	20.0
Exchange adjustments	(0.5)	(4.0)	(0.2)
Cash and cash equivalents at beginning of year per US GAAP	192.2	70.5	50.7

Cash and cash equivalents at end of year per US GAAP	158.8	192.2	70.5

*	Restated on adoption of FRS17 ‘Retirement Benefits’.

Notes to the Consolidated Financial Statements (continued)

Recent ASB and FASB pronouncements

The Group has fully adopted FRS17 ‘Retirement Benefits’ in the Consolidated Financial Statements for the year ended December 31, 2003. FRS17 addresses the method in which pension costs are charged to the profit and loss account. As a result of the adoption of FRS17, comparative figures have been restated. The impact on the consolidated profit for the year ended December 31, 2003 was an increase of £0.3m (2002: £(0.4)m, 2001: £1.6m) and the impact on the consolidated shareholders’ funds as at December 31, 2002 was a reduction of £68.8m (2001: £25.9m).

In April 2003 the FASB issued SFAS149 ‘Amendment of SFAS133 on Derivatives Instruments and Hedging Activities’. SFAS149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities under SFAS133. SFAS149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company has considered the impact of SFAS149 and concluded there was no material impact on the Group’s 2003 Consolidated Financial Statements.

EITF 00-21 ‘Revenue Arrangements with Multiple Deliverables’ is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. EITF 00-21 provides an accounting model for an approach to determine whether a vendor should divide an arrangement with multiple deliverables into separate units of accounting. The Company does not expect the adoption of EITF 00-21 will have a material impact on the financial position, operating results or cash flows of the Group.

ANNEX A

Directors’ Remuneration Report

for the year ended December 31, 2003

Terms of reference of the Remuneration Committee

The terms of reference of the Remuneration Committee (‘the Committee’), as approved by the Board, embody the purpose of the Committee as ensuring that the Company’s executive directors and senior executives are properly incentivised and fairly rewarded for their individual contributions to the Group’s overall performance having due regard to the interests of the shareholders and to the financial and commercial health of the Group.

Membership

All members of the Committee, who are identified on pages 18 and 19 of the Annual Review and Summary Financial Statement, are independent non-executive directors. The Committee is chaired by Mr C A Banks. Members of the Committee do not have any personal financial interest (other than as shareholders) in matters decided by the Committee, nor do they have any potential conflict of interest arising from cross-directorships or day-to-day involvement in running the Group’s business. The Committee meets at least three times during the year and at other times as may be required. While the Chairman of the Company, Mr A J Habgood, is not a member of the Committee, he normally attends meetings except when the Committee is considering matters concerning himself.

Audit

The directors’ remuneration in 2003 and the details of the directors’ interests in the Company’s ordinary shares disclosed on pages A-4 to A-8 have been audited by the Company’s independent external auditor.

Remuneration policy

The Company’s current remuneration policy for 2004 and beyond is designed to help ensure the recruitment, retention and motivation of the executive directors by providing fair reward for the responsibilities they undertake and the performance they achieve on behalf of shareholders. In this context, the Committee’s policy is to set the overall remuneration package at a competitive level and in a form that permits significant additional remuneration to be earned for high performance over a sustained period. This is normally achieved by benchmarking base pay against comparator companies and a range of factors, including performance (see below), and by providing, in addition, short and long term incentives geared to performance.

In assessing the balance of performance related and non-performance related elements of remuneration, base pay and benefits are treated as non-performance related, whereas annual bonus (including awards under the Deferred Annual Share Bonus Scheme) (the ‘DASBS’) and long term incentives are treated as performance related. For this purpose, share options are valued at one third of their face value on grant. On this basis, the Committee sets the remuneration package such that at least half the total target remuneration package is derived from the performance related elements.

Both the overall competitiveness of the remuneration package and the balance between performance and non-performance related elements are kept under regular review in the light of market practice and the needs of the Company. The Committee commissions reports and receives advice on directors’ remuneration from independent remuneration and benefits consultants, namely Monks Partnership and New Bridge Street Consultants, who may from time to time also provide other services to the Company on remuneration and benefit matters that are not the subject of review by the Committee. New Bridge Street Consultants have been commissioned by the Committee to provide advice regarding the structure of a new executive long term incentive scheme to replace the 1994 Executive Share option Scheme (the ‘1994 Scheme’) and the Long Term Incentive Plan (the ‘LTIP’). Further details of the remuneration policy and how it is currently applied to the various aspects of remuneration is provided in the relevant sections below.

With regard to external pay survey data, the Committee reviews each year, prior to the annual review of base pay in January, information on remuneration and benefit levels based on an external survey conducted on its behalf by Monks Partnership. The Committee seeks to maintain, wherever possible, a consistent and appropriate basis for comparison year-on-year in terms of the survey methodology and, in particular, the use of comparator groups on which the survey is based. There are three comparator groups that the Committee uses. These are related to sales, profit before tax and market capitalisation. In each case the comparator group consists of 20 non-financial UK based companies that have substantial operations overseas. 10 of the companies in each comparator group are the next highest and 10 are the next lowest compared to Bunzl. The results from each of the comparator groups are blended by Monks Partnership to provide an overall assessed market position as at 1 January of the year of the review. Neither Monks Partnership nor New Bridge Street Consultants provide specific recommendations to the Committee on remuneration or benefit levels for the executive directors. The Committee does, however, review survey information provided by them in the light of its established remuneration policy before making its decisions. All decisions of the Committee were implemented in full.

Base pay

The base pay of each executive director is set to reflect the size and scope of that director’s responsibilities undertaken on behalf of the Board, the level of overall performance achieved and experience in the post. As stated above, it is benchmarked against comparator companies and the actual pay level is set after taking account of performance, relevant external survey data and the general movement of base pay within the Group.

Annual bonus plan

The executive directors participate in an annual bonus plan intended to support the Company’s overall remuneration policy. The bonus plan for each executive director contains meaningful targets that seek to focus attention on one or two key measures of short to medium term achievement. In 2003, the target for the annual bonus for the UK executive directors was linked to the Group’s achievement of earnings per share after certain specified adjustments (‘eps’). Detailed terms of the plan were determined by the Committee and provided for a bonus to be awarded if the Group achieved, in 2003, a threshold eps level. No bonus was to be awarded for eps achievement below the threshold level. The bonus plan provided for an increase in the bonus award pro rata for eps achievement above the threshold up to a target level of eps and for above target achievement. Half of this annual bonus is normally paid in cash to a maximum level of 65% of annual base pay and the balance (but with the total aggregate amount capped at 100% of base pay) is deferred under the rules of the DASBS, details of which are set out below. For Mr P G Lorenzini, the bonus plan was based on the profit and return on average capital employed achieved in the business for which he is directly responsible with a maximum of 70% of annual base pay. Bonus awards are not pensionable.

Under the DASBS, eligible executives, including the UK executive directors, receive the deferred element of their annual bonus as an award of ordinary shares. The ordinary shares are purchased in the market and deposited with the Bunzl Group General Employee Benefit Trust (the ‘Trust’) until 1 March in the third year after the year in which the award is made, following which they are transferred to the executive provided normally that the executive has remained in the employment of the Group throughout that period or until their normal retirement date. The DASBS forms a part of the annual bonus plan so as to provide, in total, an annual bonus opportunity linked to the overall performance of the Group, with a significant portion of any bonus award held in shares for a three year period. The Committee believes this supports the overall remuneration policy and contributes to the alignment of executives’ and shareholders’ interests. In 2003, an award of 59,703 shares was made in respect of 2002 to Mr A J Habgood (2002 in respect of 2001: 45,061 shares) and an award of 32,284 shares was made to Mr D M Williams (2002 in respect of 2001: 24,578 shares). In both cases the shares awarded in 2003 will transfer to Mr A J Habgood and Mr D M Williams respectively on 1 March 2006, subject to the rules of the DASBS.

The Committee also reviews and authorises the outline structure of annual bonus plans for other senior executives within the Group. These plans are based on performance targets relevant to individual businesses or areas of responsibility and are compatible with the principles of the bonus plans approved for the executive directors.

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

The 1994 Scheme replaced the Executive Share Option Scheme (No.2) (the ‘No.2 Scheme’), which expired in 1994, and was approved by shareholders at the 1994 Annual General Meeting. The 1994 Scheme is consistent with principles expressed in guidelines issued, at the time of its approval, by bodies representing institutional investors. In particular a Group performance condition, determined by the Committee, has to be satisfied before options may normally be exercised.

Options granted to date under the 1994 Scheme may normally only be exercised if, during any three consecutive financial years since the option was granted, the increase in the adjusted earnings per share of the Group is equal to or greater than the increase in the Retail Prices Index over that period, plus 6%. This condition, which was approved by shareholders at the time the 1994 Scheme was adopted, has been satisfied in respect of options granted prior to 2002 under the 1994 Scheme.

The grant of executive share options is made on a discretionary basis, taking account of each executive’s performance and job responsibilities. In normal circumstances options granted are exercisable, subject to satisfaction of the relevant performance condition as referred to above, not earlier than three years and not later than 10 years after the date of grant. Options were granted to the UK executive directors in February and August 2003 in respect of market purchased shares that are held through the Trust.

As the 1994 Scheme is due to expire in 2004, the Committee is currently consulting shareholders regarding the adoption of a new executive long term incentive plan. Shareholders will be asked to approve this new Plan at the 2004 Annual General Meeting. The notice convening the Meeting is set out in a separate letter from the Chairman to shareholders which gives further details concerning the proposed executive long term incentive plan.

The Sharesave Scheme (2001) replaced the Sharesave Scheme (1991), which expired in 2001, (together the ‘Sharesave Schemes’) and was approved by shareholders at the 2001 Annual General Meeting.

The Sharesave Schemes are approved by the Inland Revenue and are open to all UK employees, including executive directors, who have completed at least one year of continuous service. They are linked to a contract for monthly savings of up to £250 per month over a period of either three or five years. Under the Sharesave Schemes options are granted to participating employees at a discount of up to 20% to the market price prevailing on the day immediately preceding the date of invitation to apply for the option. Options are normally exercisable either three or five years after they have been granted.

The Group introduced, with effect from 1 January 2000, the Bunzl Employee Stock Purchase Plan (US) following approval given at an Extraordinary General Meeting of shareholders held on 5 October 1999. This Plan provides an opportunity for Bunzl Group employees in the US, including Mr P G Lorenzini, to purchase Bunzl shares in the form of American Depositary Receipts (‘ADRs’) at a 15% discount to the market price, up to an annual maximum of 10% of remuneration or $25,000 worth of ADRs, whichever is lower. The purchase of the ADRs is funded by after-tax payroll deductions from the employee with the employing company contributing the 15% discount.

Based on the authority obtained at the 2001 Annual General Meeting, the Company introduced the International Sharesave Plan during 2002. This operates on a similar basis to the Sharesave Scheme (2001) except that options are normally exercisable three years after they have been granted. None of the executive directors are eligible to participate in this Plan.

The table below shows the number of options held by the directors at 31 December 2003, lapsed options and options granted to and exercised by the directors during 2003 under the No.2 Scheme, the 1994 Scheme and the Sharesave Schemes, all of which have been approved by shareholders. Mr P G Lorenzini currently has no options under the terms of any Company share option scheme.

		1.1.03	Granted during year	Exercised during year		31.12.03	Exercise price (p)	Market price at exercise (p)	Date from which exercisable	Expiry Date
A J Habgood
	No.2 Scheme	47,490		47,490		—	151	470.25
	No.2 Scheme	31,980		31,980		—	129	470.25
	Sharesave Scheme	4,613		4,613	*	—	356
	Sharesave Scheme		3,192	—		3,192	296		1.5.06	1.11.06
	1994 Scheme	406,504		—		406,504	246		9.3.02	8.3.09
	1994 Scheme	150,000		—		150,000	289		1.3.03	28.2.10
	1994 Scheme	125,000		—		125,000	384		30.8.03	29.8.10
	1994 Scheme	135,000		—		135,000	455.5		27.2.04	26.2.11
	1994 Scheme	145,000		—		145,000	450		29.8.04	28.8.11
	1994 Scheme	155,000		—		155,000	482		28.2.05	27.2.12
	1994 Scheme	190,000		—		190,000	461		29.8.05	28.8.12
	1994 Scheme		305,000	—		305,000	372.25		25.2.06	24.2.13
	1994 Scheme		305,000	—		305,000	446.25		27.8.06	26.8.13
* Lapsed

		1.1.03	Granted during year	Exercised during year	31.12.03	Exercise price (p)	Market price at exercise (p)	Date from which exercisable	Expiry Date
D M Williams
	No.2 Scheme	70,778		—	70,778	151		23.6.97	22.6.04
	Sharesave Scheme	3,145		—	3,145	308		1.11.03	1.5.04
	Sharesave Scheme		2,576	—	2,576	358		24.9.06	24.3.07
	1994 Scheme	145,782		—	145,782	246		9.3.02	8.3.09
	1994 Scheme	29,275		—	29,275	245		30.3.02	29.3.09
	1994 Scheme	80,000		—	80,000	289		1.3.03	28.2.10
	1994 Scheme	65,000		—	65,000	384		30.8.03	29.8.10
	1994 Scheme	65,000		—	65,000	455.5		27.2.04	26.2.11
	1994 Scheme	70,000		—	70,000	450		29.8.04	28.8.11
	1994 Scheme	75,000		—	75,000	482		28.2.05	27.2.12
	1994 Scheme	90,000		—	90,000	461		29.8.05	28.8.12
	1994 Scheme		125,000	—	125,000	372.25		25.2.06	24.2.13
	1994 Scheme		125,000	—	125,000	446.25		27.8.06	26.8.13

The exercise price of executive options under the No.2 Scheme is the mid-market price of an ordinary share on the date of grant of the option. The exercise price of executive options under the 1994 Scheme is the market price prevailing on the day immediately preceding the date of grant of the option or, if higher in the case of options granted prior to 2001, the price on the date of grant. For savings-related options under the Sharesave Schemes the exercise price is the mid-market price of an ordinary share on the day immediately preceding the date of invitation to apply for the option, less 20%.

The options granted under the No.2 Scheme and 1994 Scheme are normally capable of being exercised on or after the third anniversary of the date of grant of the relevant option. As permitted by the amendments to the rules of the No.2 Scheme, approved by shareholders at the 1992 Annual General Meeting, some options granted from 1992 to 1994 were also capable of being exercised at a price of 85% of the full exercise price, on or after the fifth anniversary of the date of grant for the relevant option, provided that, during any five consecutive financial years since the option was granted, the increase in the adjusted earnings per share of the Group was equal to, or greater than, the increase in the Retail Prices Index over that period, plus 10%. This condition was satisfied in respect of certain options granted at an exercise price of 129p in 1994 and the last of these were exercised in 2003.

The mid-market price of an ordinary share on 31 December 2003 was 426.75p and the range during 2003 was 345p to 482p.

The 1999 Directors’ Remuneration Report recorded the Committee’s decision not to grant any awards under the LTIP to the directors in 1999. This decision has also applied in 2000, 2001, 2002 and 2003. As previously noted the Committee is currently consulting with shareholders regarding the introduction of a new executive long term incentive plan, which will replace both the 1994 Scheme and the LTIP.

The status of the outstanding LTIP awards, as they affect the executive directors, other than Mr P G Lorenzini who does not participate in the LTIP, is as follows.

The awards granted in 1997 to Mr A J Habgood and Mr D M Williams of 139,887 and 89,326 ordinary shares respectively vested at the end of 1999 and these shares became exercisable on 1 January 2000. Mr D M Williams exercised his award on 3 September 2003 giving a total market value on exercise of £431,558. The market value of awards exercised by him in 2002 was £324,695. Mr A J Habgood exercised his award on 24 September 2003 giving a total market value on exercise of £658,595. The 1998 awards of 141,000 and 89,000 ordinary shares to Mr A J Habgood and Mr D M Williams respectively vested at the end of 2000. They became exercisable on 1 January 2001. Mr A J Habgood exercised his award on 24 September 2003 giving a total market value on exercise of £663,835. No awards were exercised by Mr A J Habgood in 2002. The outstanding 1998 award for Mr D M Williams will expire on 31 December 2004.

Any shares required to fulfil entitlements under the LTIP, the DASBS and the 1994 Scheme in respect of options over market purchased shares will be provided by the Trust. Mr A J Habgood and Mr D M Williams are deemed by virtue of the Companies Act 1985 to be interested in all the shares held by the Trust, which at 31 December 2003 amounted to 7,054,952 ordinary shares, because they are potential beneficiaries under the Trust together with all other directors and employees of the Group. These interests do not reflect the awards actually made to them individually through the Trust that are summarised above.

The Company’s total shareholder return over the last five years compared to that of the FTSE Support Services Sector is shown in the graph on page 5 of the Annual Review and Summary Financial Statement.

Retirement benefits

As stated in the Accounting Policies section of the financial statements and elaborated upon in the relevant Note thereto, the Group utilises both defined benefit and defined contribution pension schemes throughout the world. All principal defined benefit schemes are now closed to new entrants who are now offered a defined contribution arrangement.

In the UK the Group has historically operated as its main contributory scheme for senior executives the Bunzl Senior Pension Scheme (‘BSPS’). BSPS provides for members’ contributions currently at the rate of 9% of pensionable salary (which is basic salary), which rose from 5% with effect from 1 April 2003, with the Group being responsible for the balance of the cost of providing the benefit as determined from time to time by the consulting actuaries to BSPS. Subject to Inland Revenue limits, BSPS members are eligible for a pension which accrues at a maximum rate of 3% per annum up to two thirds of pensionable salary, with a normal retirement age of 60 years. BSPS also provides for payment of certain benefits in the event of death or disability. The current UK executive directors may choose to be members of BSPS or to opt for a private pension scheme. In the event that a director opts for a private pension scheme the Company also contributes to lump sum life assurance cover equivalent to that provided under BSPS. Because of the cap on pensionable salary introduced in the Finance Act 1989, the amount of direct contribution by the Company to pension schemes for the UK executive directors is limited and arrangements have therefore been made to provide the executive directors with an allowance which permits them to make provision, of their choice, in respect of that part of their salary which exceeds the cap.

In the US the main scheme for employees is the non-contributory Bunzl USA, Inc Retirement Plan (the ‘US Plan’). Subject to IRS limits, members of the US Plan earn a lifetime pension which accrues at the rate of 1.67% per annum, up to 50% of the five year average pensionable salary less the primary Social Security benefit, with a normal retirement age of 65 years. Pensionable salary in the US Plan is capped at $140,000. The US Plan also provides for certain benefits in the event of death or disability. Because of the cap on pensionable salary under the US Plan, the pensions of senior US executives are limited and arrangements have been made to provide certain executives with supplementary pensions through a Senior Executive Retirement Agreement (‘SERA’). Mr P G Lorenzini’s SERA provides for a lifetime pension of $370,000 per annum, payable upon retirement.

Executive directors’ service contracts

It is the Company’s policy that executive directors are normally employed on contracts that provide for 12 months’ notice from the Company and six months’ notice from the executive. Mr A J Habgood and Mr D M Williams each have service contracts dated 16 January 1996 that provide for these notice periods. The only circumstance in which there is predetermined compensation for termination of these contracts is where there is a change of control of the Company. There are no provisions for predetermined compensation in excess of one year’s remuneration and benefits in kind. Mr P G Lorenzini has a fixed term service contract which runs to 31 July 2004. Early termination of this contract for reasons other than cause would require payment by the Company of the balance of Mr P G Lorenzini’s entitlement under the contract.

Other principal benefits for executive directors

In common with many senior executives in the Group, the executive directors are eligible for certain benefits which include the provision of a company car and payment of its operating expenses including fuel, in line with prevailing Group policies, and, in the case of Mr A J Habgood and Mr D M Williams, private medical plan coverage under the Company’s prevailing UK healthcare plan. Mr P G Lorenzini participates in welfare benefit plans made available to all US employees of the Group covering life insurance, medical, dental and disability cover.

Non-executive directors

The non-executive directors are paid an annual fee for their services plus a daily fee for attending meetings of the Board and Board Committees. In addition, where relevant, they are paid a fee for chairing a Board Committee. The non-executive directors do not have service contracts, are not eligible for pension scheme membership or other employee benefits and do not participate in any of the Group’s bonus, share option or long term incentive plans. The non-executive directors’ pay is reviewed annually, based on external market survey data, and is determined by the Board.

Directors’ remuneration

The following table gives details of each director’s remuneration for the year.

	Salary/fees 2003	Annual cash bonus 2003	Pension allowance 2003	Benefits 2003	Total 2003	Total 2002
	£000	£000	£000	£000	£000	£000
Executive
A J Habgood	750.0	260.2	169.8	25.6	1,205.6	1,107.6
D M Williams	400.0	138.8	90.4	23.0	652.2	597.1
P G Lorenzini	823.2	526.2	—	31.8	1,381.2	1,431.5
Non-executive
A P Dyer	82.8	—	—	—	82.8	88.2
L C McQuade	15.4	—	—	—	15.4	45.3
S G Williams	32.7	—	—	—	32.7	32.0
P Heiden	35.5	—	—	—	35.5	32.0
J F Harris	51.3	—	—	—	51.3	35.4
C A Banks	38.0	—	—	—	38.0	20.3
M J Roney	21.8	—	—	—	21.8

(1)	The remuneration for Mr P G Lorenzini, Mr A P Dyer and Mr L C McQuade is paid or determined in US dollars and has been translated at the average exchange rates for the year of £1: $1.64 in respect of 2003 and £1: $1.51 in respect of 2002.

(2)	The remuneration of Mr L C McQuade relates to the period from 1 January 2003 until 14 May 2003, the date of his retirement from the Board. The remuneration for Mr M J Roney relates to the period from 1 June 2003 (the date of his appointment to the Board) to 31 December 2003.

(3)	Benefits incorporate all taxable benefits arising from employment by the Company that principally relate to the provision of a company car.

(4)	The figures above represent remuneration earned as directors during the relevant financial year including, in the cases of Mr A J Habgood, Mr D M Williams and Mr P G Lorenzini, performance related elements which are paid in cash in the year following that in which they are earned.

(5)	The fees paid in respect of Mr S G Williams’ services are paid to his employer, Unilever PLC, and not to Mr S G Williams personally.

(6)	As Mr A J Habgood is not a member of the Company pension scheme, the Company normally makes a direct pension contribution, at Mr A J Habgood’s direction, to a personal pension scheme in his name. In 2003 this amounted to £34,493 (2002: £29,160). In accordance with Mr A J Habgood’s contract of employment the relevant amount paid as a direct pension contribution has been deducted from the total pension allowance in 2003. The balance is shown in the table above as the pension allowance. The values of the pension benefits in the cases of Mr D M Williams and Mr P G Lorenzini are shown in the following table and are not included in the directors’ remuneration table above. In addition the Company pays all necessary contributions, on actuarial advice, to a Senior Executive Retirement Agreement (‘SERA’) for Mr P G Lorenzini. For 2003 this amounted to £183,170 (2002: £208,791).

	Accrued benefits at 31.12.02	Accrued benefits at 31.12.03	Transfer value of accrued benefits at 31.12.02	Change in transfer value of accrued benefits during the year, after deducting contributions made by the director during the year	Transfer value of accrued benefits at 31.12.03
	£	£	£	£	£
D M Williams	32,653	36,383	574,665	48,764	631,327
P G Lorenzini*	25,154	24,237	208,952	17,217	226,169

*	Excluding SERA entitlements

(1)	The changes in accrued benefits during the year exclude the effect of inflation on the accrued benefits as at the start of the year.

(2)	Accrued benefits are the annual amount that would be paid on retirement at the normal retirement age based on service to 31 December 2003.

(3)	The above figures do not take account of any Additional Voluntary Contributions that all members of BSPS have the option to make.

(4)	The transfer values of accrued benefits for Mr D M Williams and Mr P G Lorenzini have been calculated on the basis of actuarial advice in accordance with any relevant actuarial legislation and, in the case of Mr D M Williams, is net of his contributions.

(5)	In addition Mr P G Lorenzini participates in the Bunzl USA, Inc Deferred Savings (401k) Plan. The Company makes matching contributions to this Plan. During 2003 such contributions amounted to £5,488 (2002: £5,066).

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Memorandum and Articles of Association of the Company. (Incorporated by reference to the Company’s Form 20-F previously filed on June 21, 2001.)

2.1	Form of Deposit Agreement dated as of October 29, 1998 among the Company, The Bank of New York and the holders from time to time of the American Depositary Receipts issued thereunder. (Incorporated by reference to Exhibit A of the Company’s Registration Statement on Form F-6 (File No. 333-9536) filed on October 20, 1998.)

2.2	Form of American Depositary Receipt attached as Exhibit A to the Form of Deposit Agreement. (Incorporated by reference to Exhibit A of the Company’s Registration Statement on Form F-6 (File No. 333-9536) filed on October 20, 1998.)

4.1.	Service Agreement as of January 16, 1996 between the Company and A.J. Habgood. (Incorporated by reference to the Company’s Form 20-F previously filed on June 21, 2001.)

4.2	Service Agreement as of January 16, 1996 between the Company and D.M. Williams. (Incorporated by reference to the Company’s Form 20-F previously filed on June 21, 2001.)

4.3	Service Agreement as of February 25, 2002 between Bunzl USA Holdings Corporation and P.G. Lorenzini (Incorporated by reference to the Company’s Form 20-F previously filed on June 27, 2002), as amended by Amendment No. 1 dated December 10, 2003 (filed herewith).

12.1	Certification of A.J. Habgood filed pursuant to Securities Exchange Act of 1934, as amended (the “Exchange Act”) Rule 13a-14(a).

12.2	Certification of D.M. Williams filed pursuant to Exchange Act Rule 13a-14(a).

13.1	Certification of A.J. Habgood and D.M. Williams furnished pursuant to Exchange Act Rule 13a-14(b).

14.1	Consent of KPMG Audit Plc to the incorporation by reference of their report dated February 23, 2004 under Item 3 of Part II of the Company’s Registration Statement on Form S-8 previously filed on December 27, 1999.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUNZL PLC

By:	/s/ D.M. WILLIAMS

Name:	D.M. Williams
Title:	Finance Director

London, England

Dated: April 8, 2004