Form 20-F
period 2004-12-31
BUNZL PLC
filed 2005-05-27
CIK 1072397

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 27, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number: 1-14868

BUNZL PLC

(Exact name of Registrant as specified in its charter)

ENGLAND

(Jurisdiction of incorporation or organization)

110 Park Street, London WIK 6NX

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares of 25 pence each	The New York Stock Exchange*

*	Traded in the form of American Depositary Receipts evidencing American Depositary Shares representing such ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary Shares of 25 pence each	449,956,526

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    YES:  ☒    NO:  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17:  ☒    Item 18:  ☐

(i)

TABLE OF CONTENTS (CONTINUED)

(ii)

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

The Company’s consolidated financial statements (the “Consolidated Financial Statements”) that form part of this Annual Report are presented in pounds sterling and are prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”) which differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). The principal differences between UK GAAP and US GAAP affecting the Group are explained in Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-33 of this Annual Report.

During 2004 under UK GAAP the Group adopted Urgent Issues Task Force (“UITF”) 38 ‘Accounting for ESOP trusts’. As a result of adopting UITF38, the balance sheets for 2003 and previous years have been restated.

In this Annual Report, references to “US dollar(s)”, “US$” or “$” are to currency of the United States (“US”) and references to “pound(s) sterling”, “sterling”, “£”, “pence” or “p” are to currency of the United Kingdom (“UK”). Solely for convenience, this Annual Report contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts represent such US dollar amounts or could be converted into US dollars at the rates indicated. The following tables show for the periods and dates indicated certain information concerning the US dollar exchange rate for pounds sterling based on the noon buying rate in New York City for cable transfers in pounds sterling as announced for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). On May 13, 2005, the Noon Buying Rate was $1.85 to £1.00.

	Noon Buying Rate
	Period end	Average(1)	High	Low
	(dollars per pound sterling)
Period Ended December 31
2000	1.50	1.51	1.65	1.40
2001	1.45	1.44	1.50	1.37
2002	1.61	1.51	1.61	1.41
2003	1.78	1.64	1.78	1.55
2004	1.92	1.84	1.95	1.75
2005(2)	1.85	1.90	1.93	1.85

Month Ended
November 30, 2004			1.91	1.83
December 31, 2004			1.95	1.91
January 31, 2005			1.91	1.86
February 28, 2005			1.92	1.86
March 31, 2005			1.93	1.87
April 30, 2005			1.92	1.87

(1)	The average of the Noon Buying Rates on the last day of each full month during the relevant period.
(2)	January 1 through May 13, 2005.

For the preparation and consolidation of financial information in this Annual Report, the year end exchange rates used by Bunzl for translating US dollars into pounds sterling for the years 2000, 2001, 2002, 2003 and 2004 were, respectively, $1.49, $1.46, $1.61, $1.79 and $1.92 to £1.00 and the average exchange rates used for the years 2000, 2001, 2002, 2003 and 2004 were, respectively, $1.50, $1.44, $1.51, $1.64 and $1.82 to £1.00.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

Except for those amounts for December 31, 2000, 2001 and 2002 that have been restated (as referred to in “Presentation of Information” on page 1 of this Annual Report), the data presented below under the caption “Selected Financial Data” for, and as of the end of, each of the years in the five year period ended December 31, 2004, is derived from the published consolidated financial statements of Bunzl plc and subsidiaries which have been audited by KPMG Audit Plc, independent registered public accounting firm. The consolidated financial statements as of December 31, 2004 and 2003, and for each of the years in the three year period ended December 31, 2004, and the reports thereon, are incorporated by reference in this Annual Report.

The Consolidated Financial Statements are prepared in accordance with UK GAAP which differ in certain respects from US GAAP. The principal differences between UK GAAP and US GAAP affecting the Group are explained in Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-33 of this Annual Report.

For a description of new accounting standards adopted for the Consolidated Financial Statements for the year ended December 31, 2004 see Item 5. “Operating and Financial Review and Prospects — Operating Results — Background – Financial reporting standards and accounting policies”.

Consolidated Profit and Loss Account

	for the year ended December 31
	2004		2003		2002		2001		2000
	£m		£m		£m		£m		£m
Amounts in accordance with UK GAAP
Sales
Continuing operations	2,916.0		2,728.2		2,673.6		2,558.3		2,182.4
Discontinued operations (1)	—		—		161.7		318.2		321.2

Total sales	2,916.0		2,728.2		2,835.3		2,876.5		2,503.6

Operating profit
Continuing operations	205.7		196.4		189.0		186.6		165.1
Discontinued operations (1)	—		—		7.4		14.9		19.7

Total operating profit	205.7		196.4		196.4		201.5		184.8
Profit on sale of discontinued operations	—		—		4.1		—		7.1
Loss on disposal of fixed assets	—		—		—		—		(4.8)

Profit on ordinary activities before interest	205.7		196.4		200.5		201.5		187.1
Net interest payable	(4.8)		(1.8)		(5.2)		(11.3)		(7.6)

Profit on ordinary activities before taxation	200.9		194.6		195.3		190.2		179.5
Taxation on profit on ordinary activities	(72.3)		(69.0)		(70.0)		(71.3)		(66.8)

Profit on ordinary activities after taxation	128.6		125.6		125.3		118.9		112.7
Profit attributable to minorities	(1.2)		(1.0)		(0.5)		(0.4)		(0.6)

Profit for the financial year	127.4		124.6		124.8		118.5		112.1

Earnings per share
Basic earnings per share	28.7	p	27.4	p	27.1	p	25.8	p	24.6	p
Diluted basic earnings per share	28.6	p	27.2	p	26.8	p	25.5	p	24.4	p

Dividends per share	13.3	p	12.1	p	11.2	p	10.35	p	9.4	p

Weighted average ordinary shares
Basic (million)	443.0		455.2		461.4		458.6		455.8
Diluted (million)	444.7		457.4		465.3		463.8		460.0

(1)	Discontinued operations principally comprise the Paper Distribution business which was sold in July 2002. Discontinued operations also include Filtrona’s instruments business sold in 2000.

Consolidated Profit and Loss Account

	for the year ended December 31
	2004*		2003		2002		2001		2000
	£m		£m		£m		£m		£m
Amounts in accordance with US GAAP
Sales
Continuing operations	2,916.0		2,728.2		2,673.6		2,558.3		2,193.3

Net income for the financial year
Continuing operations	134.2		131.7		126.5		91.6		84.3
Discontinued operations	—		—		21.3		10.8		13.1
Cumulative effect of change in accounting policy net of tax on adoption of SFAS 123R	(2.5)		—		—		—		—

Total net income for the financial year	131.7		131.7		147.8		102.4		97.4

Earnings per share
Continuing operations	30.3	p	28.9	p	27.4	p	20.0	p	18.5	p
Discontinued operations	—		—		4.6	p	2.3	p	2.9	p
Cumulative effect of change in accounting policy net of tax on adoption of SFAS 123R	(0.6	)p

Earnings per share	29.7	p	28.9	p	32.0	p	22.3	p	21.4	p

Continuing operations	29.9	p	28.6	p	27.0	p	19.7	p	18.2	p
Discontinued operations	—		—		4.6	p	2.3	p	2.9	p
Cumulative effect of change in accounting policy net of tax on adoption of SFAS 123R	(0.6	)p

Diluted earnings per share	29.3	p	28.6	p	31.6	p	22.0	p	21.1	p

Dividends paid per share	12.4	p	11.4	p	10.6	p	9.75	p	8.6	p

Weighted average ordinary shares
Basic (million)	443.0		455.2		461.4		458.6		455.8
Diluted (million)	449.3		461.1		468.7		465.8		462.1

*	As explained in Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-33 of this Annual Report, the Group adopted SFAS 123R ‘Share-Based Payment’ on January 1, 2004. Under SFAS 123R the share based payment expense is based on the fair value of the awards. The impact of SFAS 123R is shown in Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-33 of this Annual Report. The other years prior to 2004 are accounted for under APB Opinion 25 ‘Accounting for Stock Issued to Employees’ and have not been restated.

Consolidated Balance Sheet

	at December 31
	2004†	2003*	2002*	2001*	2000*
	£m	£m	£m	£m	£m
Amounts in accordance with UK GAAP
Fixed assets	759.7	487.4	504.2	501.2	438.2
Current assets	851.4	749.1	777.6	763.8	683.2
Pension assets	—	—	—	—	5.9

Total assets	1,611.1	1,236.5	1,281.8	1,265.0	1,127.3
Creditors: amounts falling due within one year	(786.3)	(499.1)	(471.4)	(514.3)	(569.5)
Creditors: amounts falling due after more than one year	(297.8)	(220.2)	(265.3)	(255.1)	(126.4)
Provisions for liabilities and charges	(46.9)	(41.6)	(43.1)	(58.6)	(55.0)
Pension liabilities	(48.3)	(40.8)	(43.7)	(17.5)	—
Minority equity interests	(3.7)	(2.8)	(2.3)	(2.1)	(2.3)

Shareholders’ funds: equity interests	428.1	432.0	456.0	417.4	374.1

Amounts in accordance with US GAAP
Shareholders’ funds: equity interests	716.7	712.2	741.8	714.1	651.9

Share capital
Capital stock (£m)	112.5	112.1	116.8	116.0	115.2
Number of shares (million)	450.0	448.3	467.0	463.9	460.7

*	Amounts in accordance with UK GAAP have been restated on adoption of UITF38 ‘Accounting for ESOP trusts’. As explained in the Accounting Policies section on page F-6 of this Annual Report, the Group has adopted UITF38 ‘Accounting for ESOP trusts’ for the year ended December 31, 2004. This has resulted in a restatement of the comparative figures. The impact on opening consolidated shareholders’ funds as at January 1, 2004 was a reduction of £27.2 million (2003: £19.2 million, 2002: £13.2 million, 2001: £8.4 million, 2000: £3.5 million).
†	As explained in Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-33 of this Annual Report, the Group adopted SFAS 123R ‘Share-Based Payment’ on January 1, 2004 for the purposes of US GAAP. Under SFAS 123R the share based payment expense is based on the fair value of the awards. The impact of SFAS 123R is shown in Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-33 of this Annual Report.

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

Bunzl may not realize the benefits expected from the proposed demerger of Filtrona

The Board has announced its intention to separate the Group’s two component parts, Outsourcing Services and Filtrona, by demerging Filtrona from the Group. It is planned to achieve this by paying the shareholders of Bunzl a dividend in specie, to be satisfied by the issuance of one ordinary share in Filtrona for each ordinary share in Bunzl held by each shareholder. Upon completion of the demerger, which will be subject to shareholder approval, Filtrona will be an independent public company while Bunzl will become a simpler organization concentrating on the Outsourcing Services business stream. The Filtrona shares to be distributed in the demerger will be quoted on the London Stock Exchange. The Group may not realize all the benefits that the Board intends to realize from the demerger. Moreover, after the demerger, Bunzl will be completely reliant upon its Outsourcing Services business. Should that business encounter future difficulties, it could have an adverse effect on the results of operations.

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

In February 2005 the Group announced its intention to demerge Filtrona. Bunzl will become a focused, international distribution and outsourcing Group and Filtrona a stand-alone supplier of fiber and plastic technology products with strong positions in international niche markets.

Strategy and development

The Company has grown by following a strategy of expanding in those areas where it can build its international competitive position through both organic growth and acquisitions combined with the disposal of lower margin, lower growth businesses. This evolution has given the Group an increasing focus on higher return, higher growth businesses, with each business area becoming increasingly international and service oriented. The pursuit of this strategy has resulted in Bunzl having two business streams, Outsourcing Services and Filtrona, both of which have these features but which have little or no commercial overlap between them. The Board has therefore decided to separate these two fundamentally different component parts by demerging Filtrona from the Group.

Organic growth has been the result of a consistent emphasis on market focus, service orientation and efficiency. To supplement this organic growth, the Group has spent cash of some £77 million in 2002, £36 million in 2003 and £324 million, including borrowings acquired of £67 million, in 2004 on acquisitions and raised cash of £111 million in 2002 from disposals. The principal disposal in 2002 was the sale of the Paper Distribution business area. This disposal included £18 million of deferred cash consideration payable in two tranches; £10 million which was received on July 1, 2003 and a further £8 million which was received on July 1, 2004. There were no disposals in 2003 or 2004. Details of significant transactions within the last five years are outlined below. Over the last five years sales of continuing operations (including acquisitions) have increased from £2,182 million in 2000 to £2,916 million in 2004.

Acquisitions

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

The Group bought Lockhart in May 2002. Lockhart is one of the UK’s leading suppliers of catering equipment to the foodservice industry including hotels, caterers, restaurants, retailers and the licensed trade. In late June 2002 the Group acquired Kenco in Seattle. Kenco is a redistribution business which strengthened the position of the Group’s Outsourcing Services business in the Pacific North West of the US. In the last two months of 2002 the Group announced four acquisitions which added to the Outsourcing Services business in different parts of the world. In early November 2002 Lesnie’s, a distributor of supplies to food processors and retailers based in Sydney, Australia, was acquired. This expanded the Group’s position in Australasia. In November 2002, the Group agreed to purchase Darenas, a UK national distributor of cleaning and hygiene supplies, and completed shortly thereafter. In December 2002, the Group acquired Saxton, a US redistribution business based in Phoenix with locations also in Kansas City and Denver, which strengthened the Group’s position both in cleaning and hygiene and in the relevant regions. In late December 2002 the Group purchased Thomas McLaughlin, a leading distributor of catering equipment in both Northern Ireland and the Republic of Ireland. McLaughlin was a logical extension of the Group’s existing business in Ireland and complemented the acquisition of Lockhart earlier in the year.

In February 2003 the Group purchased Enterprise, a distributor of plant supplies to food processors in Dallas, Texas; Greeley, Colorado; Atlanta, Georgia and St Joseph, Missouri. In October 2003 Bunzl acquired the business of Baumgartner Fibertec. Based in Crissier, Switzerland, Fibertec was engaged in the development, manufacture and sale of cigarette filters and capillary reservoirs. Also in October 2003 the Group bought MultiLine, a distributor of a wide range of consumables to the Danish hotel and catering industries. In December 2003 the Group purchased Prolix Packaging, a retail stores supply distributor based in Chicago, Illinois, and O’Mahony Packaging, a distributor of supplies to retailers and food processors based in Cork, Ireland.

In May 2004 Bunzl acquired Groupe Pierre Le Goff. This significant acquisition took Outsourcing Services into France. A strong position in France complements the Group’s existing European positions in the UK, Benelux, Germany, Denmark and Ireland and provides a platform to develop further in France and Southern Europe. During the fourth quarter of 2004 the Group acquired three companies in North America. In October 2004 the Group reinforced its position in the growing convenience store segment through the acquisition of TSN. Headquartered in Denver, Colorado, TSN is a distributor of goods not for resale to that sector across the US. In November 2004 the Group purchased Joseph Weil & Sons. Based in Chicago, Weil supplies janitorial/sanitation (“jan/san”) businesses, disposable food service and non-food retail products in the Midwest, complements the Group’s position there and provides an opportunity to develop further into these markets. In December 2004 the Group further expanded with the acquisition of TEMO. Located in Maspeth, New York City, TEMO is a well-established redistribution business in the Northeast distributing food service and jan/san products. In March 2004 the Group expanded Filtrona with the acquisition of Skiffy in Amsterdam. Skiffy has particular expertise in the supply of small nylon parts for protection and finishing applications and enhances Filtrona’s existing operations in Europe and North America. In October 2004 the Group acquired the disposable consumables and packaging distribution business of Cospak in Australia. Based in Newcastle, New South Wales and Perth, the Cospak business complements Bunzl’s existing Australian business and deepens penetration in this market. In November 2004 the Group made its first acquisition in Eastern Europe with the purchase of Beltex, which is a national distributor in Hungary with additional branches in neighboring Romania and Slovakia. Beltex’s product range encompasses cleaning and hygiene supplies and has recently expanded into safety supplies and personal protection equipment.

In January 2005, Bunzl completed the acquisition of Gelpa. Based in Arnhem, Gelpa is a distributor principally supplying the retail and food processor sectors with packaging and consumables in the Netherlands.

Disposals

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

BUSINESS OVERVIEW

Since 1991 the structure of Bunzl has been simplified by selling businesses with weaker returns and relatively poor competitive positions and reinvesting the proceeds from these disposals to grow businesses where the Group has superior returns, good international competitive positions and the potential to grow. The pursuit of this strategy has resulted in Bunzl having two business streams, Outsourcing Services and Filtrona, both of which have these features but which have little or no commercial overlap between them. The Board has therefore decided to separate these two fundamentally different component parts by demerging Filtrona from the Group. It is planned to achieve this by paying existing shareholders of Bunzl a dividend in specie, to be satisfied by the issuance of one ordinary share in Filtrona for each ordinary share in Bunzl held by each shareholder. Effective as of the date of the demerger, Filtrona will be an independent public company, while Bunzl will become a simpler organization concentrating on the Outsourcing Services business stream.

Bunzl believes that shareholder value will be created through the demerger process and that Filtrona and Bunzl will be strong businesses in their own right with good returns and good international competitive positions which will prosper as individual listed entities. It is hoped that the process of demerger, which will be subject to shareholder approval, will be completed in June 2005 and upon completion Filtrona shares will be quoted on the London Stock Exchange. The Company does not intend the Filtrona shares to be listed on any U.S. securities exchange, the NASDAQ National Market or any other inter-dealer quotation system in the United States, or to be subject to any sponsored American Depository Receipt facility.

Upon completion of the demerger Filtrona, which in 2004 represented £478 million, or 16%, of Group sales and £56 million, or 26%, of Group operating profit (before corporate costs), will become a stand-alone supplier of fiber and plastic technology products with strong positions in international niche markets. Bunzl will become a focused, international distribution and outsourcing Group.

The Company is a holding company conducting its operations through its subsidiary undertakings. The Group is an international group of companies involved in the provision of outsourcing solutions and customer service oriented distribution and light manufacture, primarily of plastic and paper based products. The Group had annual sales of £2,916 million in 2004 and, as of December 31, 2004, approximately 14,600, employees in approximately 380 locations in 30 countries.

The Company’s shares are quoted on the London Stock Exchange and the ADSs are quoted on the New York Stock Exchange. Its principal executive offices are located at 110 Park Street, London, W1K 6NX (telephone number 011-44-20-7495-4950; fax number 011-44-20-7495-4953; website www.bunzl.com).

The Group’s operations are organized primarily by international line of business into two business areas. A segmental analysis of the results of these business areas is set out in Note 1 of the Consolidated Financial Statements on page F-9 of this Annual Report and is discussed in the following pages.

The table below sets out selected financial and other information for the Group as of and for each of the three years ended December 31, 2002, 2003 and 2004.

	2004	2003	2002
Sales
Continuing operations (£m)	2,916.0	2,728.2	2,673.6
Discontinued operations (£m)	—	—	161.7

Total sales £m	2,916.0	2,728.2	2,835.3

Operating profit
Continuing operations (£m)	205.7	196.4	189.0
Discontinued operations (£m)	—	—	7.4

Total operating profit (£m)	205.7	196.4	196.4

Operating profit margin (%)	7.1	7.2	6.9
Employees	14,635	12,043	11,849

Explanation of trends

The Group produced good results in 2004 with sales and operating profit exceeding 2003 due to underlying organic growth and significant acquisition activity. However, adverse currency movements continued to have a negative impact on the growth of both sales and profits. In 2004 the movement in the dollar was again unfavorable and the overall translation effect of currency movements reduced Group sales by approximately £172 million, or 7%, and Group operating profit by approximately £14 million, or 7%.

Against the backdrop of mixed economic conditions around the world, the Group produced good results in 2003 with sales and operating profit of continuing operations in 2003 exceeding those in 2002 due to strong operating performance and underlying organic volume growth combined with acquisition activity. Adverse currency movements and price deflation had a negative impact on the growth of both sales and profits. In 2003 the movement in the dollar was unfavorable and, although the euro strengthened, the overall translation effect of currency movements reduced Group sales by approximately £110 million, or 4%, and Group operating profit by approximately £10 million, or 5%.

Outsourcing Services

Operating across North America, Europe and Australasia, Bunzl is the leading supplier of a range of products including outsourced food packaging, disposable supplies and cleaning and safety products for supermarkets, redistributors, caterers, food processors, hotels, contract cleaners, non-food retail and other users. Outsourcing Services is the Group’s largest business area. It had operating profit of £162.7 million, or 74%, of Group operating profit (before corporate costs) in 2004, with numerous warehouses throughout North America, Europe and Australasia and a total of 9,393 employees as of December 31, 2004.

The Outsourcing Services business in Europe & Australasia has grown from virtually nothing ten years ago to more than one third of the Company’s total Outsourcing Services business. Consequently, since the interim results in 2004, the Company has treated this business as a separate business segment.

North America

The table below sets out selected financial and other information for Outsourcing Services North America as of and for each of the three years ended December 31, 2002, 2003 and 2004.

	2004	2003	2002
Sales (£m)	1,412.9	1,505.1	1,552.8
Operating profit (£m)	101.6	111.5	116.3
Operating profit margin (%)	7.2	7.4	7.5
Employees	2,802	2,665	2,825

A reallocation of costs between Corporate and Outsourcing Services North America has been incorporated in this analysis.

Exchange rate impact in 2004

The movement in the dollar was again unfavorable. The overall translation effect of currency movements in 2004 reduced sales by approximately £143 million, or 10%, and operating profit by approximately £11 million, or 10%.

Exchange rate impact in 2003

The movement in the dollar was unfavorable and the overall translation effect of currency movements in 2003 reduced sales by approximately £112 million, or 7%, and operating profit by approximately £9 million, or 8%.

Europe & Australasia

The table below sets out selected financial and other information for Outsourcing Services Europe & Australasia as of and for each of the three years ended December 31, 2002, 2003 and 2004.

	2004	2003	2002
Sales (£m)	1,025.6	770.5	678.4
Operating profit (£m)	61.1	44.5	34.9
Operating profit margin (%)	6.0	5.8	5.1
Employees	6,591	4,471	4,239

Exchange rate impact in 2004

The overall translation effect of currency movements in 2004 was insignificant.

Exchange rate impact in 2003

The movement in the euro was favorable and the overall translation effect of currency movements in 2003 increased sales by approximately £16 million, or 2%, and operating profit by approximately £1 million, or 2%.

Activities

The Outsourcing Services business area provides food packaging, disposable supplies, cleaning and hygiene products and personal protection and catering equipment. Product catalogs and order lists are provided for customers to place their orders, which can be received by telephone, fax or electronically via computer link. Internet ordering is also being used in parts of the business.

In its supermarket and retail operations, Bunzl operates three main programs: (i) direct-store-door, where deliveries are made to individual user locations, (ii) warehouse replenishment, where Bunzl restocks a customer’s warehouse on a planned basis, and (iii) cross-docking where orders are picked for individual stores of a customer’s supermarket chain, for example, and pallets are prepared, labeled by store and delivered to the customer’s warehouse. In cross-docking programs these products are not stored in the customer’s warehouse, they simply cross from the customer’s inward dock to the outward dock and are loaded onto the customer’s delivery truck with the grocery supplies for each store. Some cross-docking customers collect their products from Bunzl’s warehouse, as do some redistributors, which are smaller independent distributors that do not source the relevant products directly from manufacturers.

Market characteristics

Customers are keen to reduce storage space taken up by a wide variety of products which are often bulky, low cost plastic and paper disposable products, so demand is strong for Bunzl’s outsourcing programs which deliver direct to their outlets on an as needed basis or via the cross-docking program described above.

Demand continues for ready to eat, reheat or cook at home meals, known as takeout food. These products are available in retail food courts, displayed as a range of ready to go starters, main courses and desserts which are often prepared on the premises. Customers can choose from set meals or à la carte from menu boards. Bunzl supplies an extensive range of specialized packaging and foodservice equipment for this purpose. With case-ready meats, produce, bakery and other food types gaining acceptance in the market, Bunzl is also obtaining an increasing share of business from food processors.

Many of Bunzl’s larger customers are using Electronic Data Interchange, which involves utilizing linked computer systems, for placing orders and handling billing and account management information. This method of communication is quick and efficient both for customers and for Bunzl. Many smaller customers take advantage of Bunzl’s e-catalog for ordering.

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

Supermarket and foodservice: meat trays, labels, plastic and paper bags, clear plastic containers, aluminum foil, merchandizing tags, platters, cake domes, plastic microwavable and oven proof takeout food packaging, straws and stirrers, cutlery, napkins, custom printed food boxes, pizza boxes, burger wraps, tumblers, paper plates, vending machine ingredients, cups and catering equipment.

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

Customers range greatly in size. Larger customers include major national, and sometimes international, chains of supermarkets, fast food outlets, hotels, contract caterers, contract cleaning groups and food processors. Smaller customers include local independent operators in these sectors, cafes and sandwich shops and redistributors.

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

Acquisitions

The US business has been strengthened over the last five years. In December 2000 the acquisition of Koch Supplies was completed, which strengthened the growing activities supplying the food processor and packing industry in the US. Also in December 2000 the North American Outsourcing Services business was further enhanced by the acquisition of Schrier Brothers, one of the largest redistributors in the North East. In October 2001 Bunzl acquired Packers, a long established supplier to the beef and pork processing industries based in Nebraska and with small branches also in Canada and the UK. In July 2002 Kenco, a redistribution business based in Seattle, Washington was acquired. In December 2002 the Group acquired Saxton, a redistribution business based in Phoenix with locations also in Kansas City and Denver, which has strengthened the Group’s position both in cleaning and hygiene and the relevant regions. In February 2003 the Group purchased Enterprise, a distributor of plant supplies to food processors in Dallas, Texas; Greeley, Colorado; Atlanta, Georgia and St Joseph, Missouri. In December 2003 the Group purchased Prolix Packaging, a retail stores supply distributor based in Chicago, Illinois. In October 2004 the Group purchased TSN, a distributor of goods not for resale to the convenience store sector based in Denver, Colorado. In November 2004 Joseph Weil & Sons, a redistribution business based in Chicago, Illinois, was acquired. In December 2004 the Group acquired TEMO, a redistribution business based in Maspeth, New York City.

In June 2001 the acquisition of Godin in Quebec enabled Bunzl to serve national customers across Canada. In October 2001 the Group’s geographic coverage of Canada was completed with the acquisition of Eastern Paper in the Maritimes.

A number of significant acquisitions have also helped develop the European Outsourcing Services business. In April 2000 the acquisition of Shermond Products in the UK strengthened Bunzl’s position in the growing healthcare sector. In July 2000 the Group acquired Greenham, which is primarily involved in the distribution of supplies including cleaning and hygiene, personal protection and construction consumables. Based in the UK with operations in Europe it enhanced the Group’s position in cleaning and hygiene supplies and developed the personal protection products business. In August 2000 the Outsourcing Services business in Ireland was further developed with the purchase of Allegro, a distributor of cleaning and hygiene supplies. In February 2001 ICCS MacGregor, a distributor of supplies to hotels, nursing homes and contract cleaners in Scotland, was added to the Group’s Outsourcing Services business in the UK. In July 2001 the Group’s European retail supply business was expanded by acquiring the UK carrier bag supply business from BPI thus building on the Group’s international sourcing operations and in October 2001 the Group acquired the DKI Group which supplies packaging consumables and equipment to the Danish supermarket and food processing industries, strengthening the Group’s position in the Scandinavian market. In November 2001 the Group further expanded Outsourcing Services in Europe with the acquisition of W A Blyth, a distributor of personal protection equipment and cleaning and hygiene supplies in Wales and South West England. In May 2002 Lockhart, a distributor of catering equipment to the foodservice industry, was acquired. In November the Group agreed to purchase Darenas, a UK national distributor of cleaning and hygiene supplies, and completed shortly thereafter. In late December 2002 the Group purchased Thomas McLaughlin, a leading distributor of catering equipment in both Northern Ireland and the Republic of Ireland. McLaughlin was a logical extension of the Group’s existing business in Ireland and complemented the acquisition of Lockhart earlier in the year. In October 2003 Bunzl acquired MultiLine, a distributor of a wide range of consumables to the Danish hotel and catering industries. In December 2003 the Group purchased O’Mahony Packaging, a distributor of supplies to retailers and food processors based in Cork, Ireland. In May 2004 Bunzl acquired Groupe Pierre Le Goff, a national distributor of cleaning and safety products in France, which extended the Outsourcing Services business into France for the first time. In November 2004 the Group acquired Beltex, a distributor of cleaning and safety products in Hungary, Bunzl’s first acquisition in Eastern Europe. In January 2005 Bunzl completed the acquisition of Gelpa in the Netherlands, a distributor principally supplying the retail and food processor sectors with packaging and consumables.

In November 2002 the Group bought Lesnie’s, a distributor of supplies to food processors and retailers based in Sydney, Australia. In October 2004 the Group acquired the disposable consumables and packaging distribution business of Cospak, based in Newcastle, Australia.

Filtrona

Filtrona is a supplier of fiber and plastic technology products to international niche markets. Within these two business segments it is a world leading supplier of outsourced cigarette filters, ink reservoirs and other bonded fiber products, protective caps and plugs, self-adhesive tear tapes and certain security products. It is also a leading extruder of custom plastic profiles. It operates through wholly owned subsidiaries and a number of jointly owned companies, principally in Asia. Filtrona had operating profit of £56.1 million, or 26%, of Group operating profit (before corporate costs) in 2004 and 5,180 employees as of December 31, 2004.

The table below sets out selected financial and other information for the Filtrona business area as of and for each of the three years ended December 31, 2002, 2003 and 2004.

	2004	2003	2002
Sales (£m)	477.5	452.6	442.4
Operating profit (£m)	56.1	52.9	49.7
Operating profit margin (%)	11.7	11.7	11.2
Employees	5,180	4,846	4,722

Exchange rate impact in 2004

The movement in the dollar was again unfavorable. The overall translation effect of currency movements in 2004 reduced sales by approximately £27 million, or 7%, and operating profit by approximately £4 million, or 6%.

Exchange rate impact in 2003

The movement in the dollar was unfavorable and, although the euro strengthened, the overall translation effect of currency movements in 2003 reduced sales by approximately £14 million, or 4%, and operating profit by approximately £2 million, or 5%.

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

Filtrona currently has manufacturing facilities in the US, UK, Brazil, China, France, Germany, India, Indonesia, Italy, Jordan, Mexico, the Netherlands, Paraguay, Switzerland, Thailand and Venezuela.

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

In October 2003 Bunzl purchased the business of Baumgartner Fibertec. Based in Crissier, Switzerland, Fibertec was engaged in the development, manufacture and sale of cigarette filters and capillary reservoirs. In March 2004, Bunzl purchased Skiffy, a Dutch based company with particular expertise in the supply of small nylon parts for protection and finishing applications.

Geographical Market Supplied

The following table shows Group sales for 2002, 2003 and 2004 by geographical market supplied.

	2004	2003	2002
	£m	£m	£m
North America	1,591.3	1,684.4	1,748.6
Europe	1,129.9	857.1	957.9
Rest of the world	194.8	186.7	128.8

	2,916.0	2,728.2	2,835.3

The Group’s largest operations by geographical markets supplied are the US and the UK. Other key markets are Australia, Brazil, Canada, Denmark, France, Germany, Ireland and the Netherlands and it has smaller operations in other countries in Europe, Asia and the Americas. In 2004 North America accounted for 55%, Europe 39% and the rest of the world (being South America, Australasia and Asia) 6% of Group sales.

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

ORGANIZATIONAL STRUCTURE

Bunzl is a holding company conducting its operations through its subsidiary undertakings (some of which are themselves intermediate holding companies of other subsidiary undertakings). The following are the significant subsidiaries of the Company as of December 31, 2004. Each subsidiary listed is wholly owned by the Group.

Significant Subsidiary	Country of Incorporation
Bunzl American Holdings (No.1) Ltd	England
Bunzl Distribution USA, Inc	US
Bunzl Holdings France SAS	France
Bunzl Overseas Holdings Ltd	England
Bunzl USA Holdings Corp	US
Bunzl USA Inc	US
Earthmedia Ltd	England
Filtrona Richmond Inc	US

PROPERTIES

As of December 31, 2004 the Group operated its various businesses from a total of approximately 380 locations, the majority of which were in North America and Europe with the remainder located in Australasia, Asia and South America. Most of these facilities were leased by the Group, with the balance owned by the Group. The Group believes that all such facilities are suitable and adequate for their use, and generally have sufficient capacity for existing needs and expected near term organic growth.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

The following discussion and analysis is based on the Company’s Consolidated Financial Statements, which appear on pages    F-1 to F-38 of this Annual Report. The Consolidated Financial Statements have been prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP.

For an explanation of the principal differences between UK GAAP and US GAAP affecting the Group, see Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-33 of this Annual Report. This also includes a reconciliation of profit, a statement of comprehensive income, details of earnings per share, a reconciliation of equity shareholders’ funds and a consolidated cash flow statement.

Critical UK GAAP Accounting Policies

The results of the Group’s operations and its financial condition are dependent upon the utilization of accounting methods, assumptions and estimates that are used as a basis for the preparation of the Consolidated Financial Statements. The Consolidated Financial Statements of Bunzl are prepared in accordance with UK GAAP and the accounting policies employed are set out under the heading “Accounting Policies” on pages F-6 to F-8 of this Annual Report. The Company has identified the following critical accounting policies and related methods, assumptions and estimates which management believes are essential to understanding the underlying financial reporting risks and the impact that these accounting methods, assumptions and estimates have on the Group’s reported financial results. This information should be read in conjunction with the Consolidated Financial Statements and this “Operating and Financial Review and Prospects”.

Goodwill

Bunzl has significant investments in goodwill as a result of acquisitions of businesses. Goodwill arising on acquisitions made prior to January 1, 1998 remains eliminated against reserves. Goodwill arising on acquisitions made after December 31, 1997 is capitalized and is amortized through the profit and loss account over its estimated useful life, a period of up to 20 years, on a straight line basis. Changes in these lives would result in different effects on the profit and loss account. It is estimated that a change of one year in the useful economic life of goodwill would have had an impact of approximately £1 million on annual Group operating profit.

Goodwill is reviewed for impairment when events and circumstances indicate that carrying values may not be recoverable and any impairments are charged to the profit and loss account. Tests for impairment are based on discounted cash flows and assumptions (such as discount rates, timing, growth prospects and competitive environment) which are inherently subjective. No impairments to goodwill were identified in the years ending December 31, 2004, 2003 or 2002.

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

Determining the fair values of assets and liabilities acquired involves the use of significant estimates and assumptions (such as discount rates, asset lives and recoverability). Assets and liabilities are measured at fair value and freehold properties are typically determined by valuation on an open market existing use basis by qualified valuers.

Bunzl believes that estimates made in previous years have been accurate as any change made in the year following acquisition to finalize provisional fair value adjustments made in the year of acquisition have not been material.

ESOP trust

During 2004 the group adopted UITF38 ‘Accounting for ESOP trusts’. As a result, comparative figures have been restated. There was no impact on the consolidated profit for the years ended December 31, 2003 and 2002. The impact on the consolidated shareholders’ funds as at December 31, 2003 and 2002 was a reduction of £27.2 million and £19.2 million respectively.

Pensions

Pensions are accounted for under FRS17 ‘Retirement Benefits’. The application of FRS17 requires the exercise of judgment in relation to assumptions for future pay rises in excess of inflation, employee demographics and the future expected return on assets. Bunzl determines the assumptions to be adopted in discussion with its independent actuaries and believes that these assumptions are in line with best practice and are appropriate for the business.

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

Revenue recognition

Sales represent sales to third parties for services provided and goods sold, excluding intercompany transactions. Sales are valued at invoiced amount, excluding sales taxes, less estimated provisions for returns and volume and early settlement discounts where relevant. Returns provisions are based on experience over an appropriate period as well as other factors. Volume and early settlement discounts are based on an agreement with customers.

Experience has shown that these estimates have been accurate in the past. Income from the sale of goods and services is recognized when delivery has occurred and where the price is fixed or determinable and reflects when title and risk of loss has transferred to the customer.

International Financial Reporting Standards

The Group will be required to adopt International Financial Reporting Standards and International Accounting Standards endorsed by the EU (together “IFRS”) from January 1, 2005 with the interim results for 2005 being the first results reported under IFRS. The main areas of impact on the consolidated profit and loss account will be in respect of goodwill amortization and share based payments. Under IFRS goodwill will no longer be amortized but will be subject to impairment testing at least annually and intangible assets will be amortized, resulting in an expected overall reduction to the amortization charge. The impact on operating profit in 2004 would have been a benefit of £18.3 million. The Group operates equity settled, share based compensation plans. Under IFRS, the fair value of share based compensation is recognized as an expense and will be spread evenly over the vesting period. The impact on operating profit in 2004 would have been a reduction of £3.9 million. Some other one-off items relating predominately to fixed asset carrying values would have resulted in a one-off £3.5 million reduction in operating profit in 2004. Under IFRS equity shareholders’ funds are £58.0 million higher than under UK GAAP as at December 31, 2004. During 2003 the Group adopted FRS17 ‘Retirement Benefits’. The difference in treatment of this Standard and IFRS is negligible.

Background

The following discussion and analysis of the Group’s results of operations and the Group’s medium term prospects should be considered in light of certain significant developments which have occurred in recent years in the Group.

Bunzl has followed a strategy of focusing its resources on areas where it has, or can develop, competitive advantage and which have sound organic growth potential. This has resulted in a major change in the Group’s structure over the last ten years. The Group now comprises two business areas, Outsourcing Services and Filtrona, both of which are international and continuing to develop through a combination of good organic growth and acquisition. The Group intends to demerge the Filtrona business in June 2005.

Acquisitions

During 2004 the Group spent £324 million on acquisitions including borrowings acquired of £67 million. The principal acquisitions made during the year were Skiffy, which the Group acquired in March, Groupe Pierre Le Goff, acquired in May, Cospak and TSN, acquired in October, Beltex and Joseph Weil & Sons, acquired in November and TEMO, acquired in December.

As explained in Risk Factors on pages 7 to 9 of this Annual Report the results of the Group are affected by the acquisitions it makes and the successful integration of the acquired company’s operations in order to realize the anticipated benefits of the acquisition. Over the last three years the company has made a number of acquisitions.

The principal acquisitions were:

2002
Lockhart	May
Kenco	June
Lesnie’s	November
Darenas	November
Saxton	December
Thomas McLaughlin	December

2003
Enterprise	February
Fibertec	October
MultiLine	October
Prolix	December
O’Mahony	December

2004
Skiffy	March
Groupe Pierre Le Goff	May
Cospak	October
TSN	October
Beltex	November
Joseph Weil & Sons	November
TEMO	December

Acquisitions contributed the following to Group results in the year of acquisition:

	2004	2003	2002
	£m	£m	£m
Sales	220.4	21.2	48.6
Operating profit	12.3	0.7	2.7

The future results of the Group will be impacted by any decisions to make further acquisitions.

In January 2005 Bunzl purchased Gelpa, a Dutch based distributor principally supplying the retail and food processor sectors with packaging and consumables.

Over the last three years acquisitions have principally strengthened the Group’s position supplying the European foodservice industry, the worldwide cigarette filters and bonded fibers industries, the European cleaning and safety markets, and the US convenience store market. The strategy and development of the Group is explained in more detail in ‘History of the Group’ on pages 9 to 12 of this Annual Report.

Disposals

The Group made no disposals in 2004 or 2003. The principal disposal in 2002 was the sale of the Paper Distribution business area. This disposal included £18 million of deferred cash consideration payable in two tranches; £10 million which was received on July 1, 2003 and a further £8 million which was received on July 1, 2004.

Share buy back

In October 2004 the Board reinstated a share buy back program following the purchase and cancellation of 21.3 million shares in 2003. A total of 13.0 million shares were purchased into treasury at a cost of £58.2 million (excluding expenses) and an average price of £4.48 per share. These purchases were consistent with the Board’s continuing overall capital management strategy. This strategy seeks to maintain an appropriate balance sheet structure taking into account completed and prospective acquisitions and disposals. The cost of the buy back in 2003 was £91.7 million at an average price of £4.31 per share. The treasury shares have subsequently been cancelled in May 2005.

Strategy and structure

Following the disposal of the last of Bunzl’s paper interests in July 2002, the Company was reorganized into two business areas, Outsourcing Services and Filtrona, both of which are focused on areas where the Company has, or can develop, competitive advantage on an international scale and which have some organic and acquisition growth opportunities. However, since these business areas have little or no commercial overlap between them, the Board has decided to separate these two fundamentally different component parts by demerging Filtrona from the Group. It is planned to achieve this by paying the existing shareholders of Bunzl a dividend in specie. Filtrona will be an independent public company while Bunzl will become a simpler organization concentrating on the Outsourcing Services business stream.

Impact of inflation/deflation

As explained in Risk Factors on pages 7 to 9 of this Annual Report the results of the Group are impacted by the price of the raw materials of the products purchased by the Group and the price of goods and services sold by the Group.

Price deflation, which affected the Group in 2002 and to a lesser extent in 2003, had a negative effect on the growth of both sales and profits. However, this trend did not continue into 2004 as a number of price increases were implemented during the year.

Foreign currency exchange rate trends

As explained in Risk Factors on pages 7 to 9 of this Annual Report the results of Bunzl are impacted by the movements in the US dollar and other foreign currency exchange rates.

The US dollar average exchange rate trend over the past three years is shown below:

	2004	2003	2002
	(dollars per pound sterling)
Average rate	1.82	1.64	1.51

In 2005 there have been no significant movements in the US dollar exchange rate compared with the end of 2004. The average rate for the period to April 30, 2005 was $1.89.

The weakening of the US dollar against pounds sterling over the last three years has had a significant adverse impact on the pounds sterling results of Bunzl as the majority of the Group’s sales are made in US dollars. This was slightly offset by the strengthening of the euro against pounds sterling in 2002 and 2003 but this has been followed by a slight weakening of the euro from 2003 to 2004.

In 2004 the overall translation effect of currency movements reduced Group sales by approximately £172 million, or 7%, and Group operating profit by approximately £14 million, or 7%.

In 2003 the overall translation effect of currency movements reduced Group sales by approximately £110 million, or 4%, and Group operating profit by approximately £10 million, or 5%.

In 2002 the overall translation effect of currency movements reduced Group sales by approximately £87 million, or 3%, and Group operating profit by approximately £8 million, or 4%.

Bunzl operates on a worldwide basis. Accordingly the results of the Group will continue to be impacted by fluctuations in the US dollar, the euro and other foreign currency exchange rates.

Financial reporting standards and accounting policies

During 2004 the Group adopted UITF38 ‘Accounting for ESOP trusts’. As a result comparative figures have been restated. There have been no other changes to the accounting policies of the Group from the previous year. See page F-38 of this Annual Report for further discussion of certain recent Accounting Standards Board (“ASB”) and Financial Accounting Standards Board (“FASB”) pronouncements.

The Group will be reporting 2005 results on the basis of IFRS rather than UK GAAP. Results for 2004 restated under IFRS for comparative purposes were published in the second quarter of 2005 as summarized in Item 5. “Operating and Financial Review and Prospects — Operating Results — International Financial Reporting Standards” on page 24 of this Annual Report.

2004 compared with 2003

Results

Against a background of an improved world economy in 2004, albeit with a weak US dollar, both Outsourcing Services and Filtrona produced strong increases in sales and operating profit.

Group performance

Sales increased by 7%, or £187.8 million, from £2,728.2 million to £2,916.0 million due to a good operating performance, underlying organic growth and the benefit of acquisitions being partly offset by unfavorable exchange.

Operating profit increased by 5%, or £9.3 million, from £196.4 million to £205.7 million. Both Outsourcing Services Europe & Australasia and Filtrona performed strongly. Growth in Outsourcing Services North America was more than offset by unfavorable exchange rates.

Group operating margin slipped marginally to 7.1% in 2004 from 7.2% in 2003. The Outsourcing Services North America operating margin slipped from 7.4% to 7.2%. The Outsourcing Services Europe & Australasia operating margin increased to 6.0% from 5.8% due to improvements in the base business and the benefit of mix, driven by acquisitions. Filtrona’s operating margin remained constant at 11.7%.

Interest and tax

The net interest charge increased to £4.8 million from £1.8 million in 2003 as a result of higher average borrowings and higher interest rates. Interest cover was 43 times.

The tax charge of £72.3 million represents an overall tax rate of 36.0% on the profit on ordinary activities before taxation compared to 35.5% in 2003.

Foreign currency exchange rates

Currency translation had a net adverse impact in the year primarily due to the weakening of the US dollar against sterling. This translation effect is the major way that currency impacts the Group although there is also a small transaction effect on certain parts of the business. In 2004 the overall translation effect of currency movements reduced Group sales by approximately £172 million, or 7%, and Group operating profit by approximately £14 million, or 7%.

Earnings and dividends

Earnings increased by 2%, or £2.8 million, from £124.6 million to £127.4 million. The weighted average number of shares in issue reduced to 443.0 million from 455.2 million due to the share buy back. Earnings per share increased by 5%, or 1.3p, from 27.4p to 28.7p.

An interim dividend of 4.15p per share and a final dividend of 9.15p will deliver an increase of 10% for the year at a total cost of £58.4 million. £69.0 million has been transferred to reserves.

Balance sheet

Total assets less current liabilities increased by £87.4 million from £737.4 million to £824.8 million. This was largely accounted for by increased goodwill partly offset by lower short term deposits and higher short term debt. Net debt increased by £308.7 million to £405.2 million due to an acquisition cash outflow of £323.6 million and the share buy back of £58.6 million (including expenses). Shareholders’ funds decreased by £3.9 million to £428.1 million as a result of £69.0 million of retained profit being more than offset by the share buy back of £58.6 million and other movements totaling £14.3 million.

Commitments

Obligations due within one year under operating leases increased from £35.1 million at December 31, 2003 to £49.8 million at December 31, 2004. 30% of these operating leases expire in more than five years, compared to 26% in 2003. At the year end the Group was committed to, but had not provided for, capital expenditure of £0.3 million (2003: £1.3 million).

Goodwill

This increased by £250.4 million to £541.3 million reflecting goodwill arising in the year net of an amortization charge of £25.1 million.

Capital expenditure

In 2004 Bunzl continued to invest in the capital base of the Group spending £46.2 million. New facilities in lower cost countries are coming on stream in 2005 and both equipment and warehouses have been expanded and upgraded during the year. Computer systems continue to be improved and installed into acquired facilities. These systems remain critical to the Group’s ability to serve its customers in the most efficient and appropriate way. Management believes that up to date assets are an important source of its competitive advantage and investing in them remains a priority.

Pensions

At December 31, 2004, the Group’s FRS17 pension liabilities were £48.3 million, a £7.5 million increase compared to 2003, due to an improvement in the asset base being more than offset by increased liabilities, mainly as a consequence of a fall in bond yields and changes in actuarial assumptions.

UITF38 ‘Accounting for ESOP trusts’

During the year the Group adopted UITF38. As a result, comparative figures have been restated. There was no impact on the consolidated profit for the years ended December 31, 2003 or 2002 and the impact on consolidated shareholders’ funds as at December 31, 2003 and 2002 was a reduction of £27.2 million and £19.2 million, respectively.

US Sarbanes-Oxley Act

As a foreign registrant with the Securities and Exchange Commission, the Group will be required to assess and report on the effectiveness of internal controls over financial reporting for the first time for the year ending December 31, 2006. In order to achieve this the Group has established a steering committee and a detailed project plan which requires the Group to adopt a recognized internal control framework and document and test internal controls over financial reporting. Progress towards completion of the project is proceeding satisfactorily.

Discussion by Business Area

Outsourcing Services

Operating across North America, Europe and Australasia, Bunzl believes it is the leading supplier of a range of products including outsourced food packaging, disposable supplies and cleaning and safety products for supermarkets, redistributors, caterers, food processors, hotels, contract cleaners, non-food retail and other users.

Overall Outsourcing Services’ sales increased 7%, or £162.9 million, from £2,275.6 million to £2,438.5 million. Operating profit rose 4%, or £6.7 million, from £156.0 million to £162.7 million.

North America

In North America, dollar sales grew at 4% to $2,571.4 million while operating profit was up 1% to $184.9 million.

The mix of business continued to change as the proportion of total sales in redistribution, processors, convenience stores, non-food retail and jan/san continued to expand while grocery, which is still the largest customer category, again decreased as a percentage of total sales. This reorientation of the business was speeded up by the renewed level of acquisition activity in the fourth quarter.

In October through the acquisition of TSN, headquartered in Denver, Bunzl’s presence increased in convenience stores. TSN is a distributor of disposable packaging supplies, jan/san products and foodservice items to the convenience store chains and wholesalers. The convenience store industry has shown good growth over the last several years and is forecast to continue this growth going forward. The Company believes TSN puts the Group in a position to take advantage of these opportunities. Later in the year Joseph Weil & Sons, a supplier to redistribution and non-food retail based in Chicago, was purchased. It also has business in jan/san and increases the Group’s presence in areas targeted for future growth. In December Bunzl purchased TEMO, a New York City redistribution company servicing a customer base that fits strategically with other locations in the area. The Company believes this acquisition will help to solidify Bunzl’s position as a leading redistribution company in the Northeast. These three transactions have accelerated the reorientation of the North American Outsourcing business and the Group will continue to look for acquisitions that fit the distribution model and create opportunities for growth.

Bunzl’s grocery customers include small, regional and national supermarket chains as well as warehouse grocery stores. The Company believes that it is the largest distributor in this area, providing disposable packaging, jan/san supplies and carryout items. Consolidation continued and, although this has resulted in larger customers, it has also created an opportunity for smaller specialized stores to provide an array of products and services not found in the larger retailer. Redistribution customers include small distributors that use Bunzl to reduce their capital investment and increase their inventory turns without giving up the availability of the many items they need to drive more sales. As transportation costs increase due to fuel costs and driver regulations, the Company believes its platform has become more attractive to vendors and customers. This continues to be a growth area. Besides disposable packaging and carryout items, Bunzl also provides these customers with jan/san products which are a focus for the Group moving forward. The business with processors, which also grew in 2004, was hampered by restrictions imposed by various international governments on North American sourced product. However it appears these are changing and the situation should improve. The Group’s customers process and package meat, produce, seafood, bakery and other items. The Company believes that it is the only national supplier of packaging products, plant operating supplies, safety supplies and jan/san supplies. Bunzl’s customers can order all these items and receive them through one order and delivery rather than receiving them from multiple vendors that have to be managed. Bunzl has developed a group of specialists in this area to help customers with this part of their business.

The Group’s focus continues to be to provide plastic and paper disposable packaging items, janitorial supplies, carryout bags and containers and plant operating supplies. The Company believes that it makes available to customers one of the largest selections of products thereby allowing them to choose appropriately for their needs and those of their customers. With over 60,000 items, the Company believes that the customer will find every style, type and price range needed to increase their sales, run their plants more efficiently or safely, maintain cleanliness and hygiene and/or reduce their cost of packaging. Bunzl’s private label program, Prime Source, continues to grow as more items are added and customers are offered a less costly alternative without sacrificing quality. In addition Bunzl continues to source internationally innovative and economic products for customers. The Group’s import program has expanded again this year providing alternative high quality products at very competitive prices. To handle the increased volume a consolidation warehouse in Shanghai was opened that allows warehouse locations, no matter how small, the ability to order many of these products in the most efficient manner. The Group is considering more locations in this area of the world as the number of imported items continues to grow. Several of Bunzl’s customers look to the Group as their partner in the importing area.

Besides providing customers quality products at a competitive price, Bunzl also provides them solutions for managing this part of their business. The Group’s programs allow the customers to use valuable space in their warehouses for more profitable, lower volume, higher dollar resale items. With 83 locations in North America serving all 50 states, Canada and Mexico, Bunzl is able to deliver the right products in the right quantities on the day they are needed. With a fleet of over 370 trucks, the Company believes customers are confident the product will be delivered when required. Due to Bunzl’s number of locations, common IT platform and logistics capabilities, the Group is able to service the needs of national accounts across the business. Customers are assured of a consistent, dependable and controlled program that the Company believes will contribute to a more efficient supply chain. The ability to provide these services has allowed the Group to develop long term relationships with many large customers resulting in multi-year contracts to supply products. Management believes there is a significant opportunity for additional national contracts and have committed resources to the National Accounts department in an effort to pursue these customers.

Bunzl has always been successful with small, regional and national customers. However, many of the Group’s customers have grown not just nationally but globally. During 2004, Outsourcing Services North America has worked with Outsourcing Services Europe & Australasia on international sales and purchasing programs. Global negotiations have started with customers and vendors who have expanded to markets in all areas of the world. Bunzl believes it is one of the few companies that will be able to deliver a controlled and consistent program to the customer similar to the Group’s national programs in place now. Also, by combining worldwide purchasing power, the Group is able to lower costs on various product lines on a global basis.

Despite productivity gains in several areas of the business, operating costs remained consistent with last year due to rising fuel costs and health and benefit costs. However management believes these increases have been managed effectively and that with improvements to IT capabilities, facilities, logistics platform and delivery routes, customers will see improvement in the future. The Company continues to standardize procedures in warehousing and customer service. The Group continues to improve supply chain costs and improve overall operations.

Europe & Australasia

In 2004 Bunzl’s business in Europe and Australasia exceeded £1 billion in sales for the first time. The acquisition of Group Pierre Le Goff in France in May 2004 increased the scale of the business by approximately one third. The effect of this in the year, combined with continued organic growth and further in-fill acquisitions, has enabled the business to achieve record sales and operating profits with the former increasing by 33%, or £255.1 million, from £770.5 million to £1,025.6 million and the latter by 37%, or £16.6 million, from £44.5 million to £61.1 million.

From the Group’s first acquisition in the UK in 1993, Bunzl has developed a European and Australasian business in 11 countries with substance and scale in the UK and Ireland, Continental Europe (principally France, Germany, the Netherlands, Denmark) and Australasia (Australia, New Zealand). Moreover the business is expanding into new areas, such as Eastern Europe, which provide added growth potential.

In each country the Group aims to provide customers with a ‘one stop shop’ for all their purchasing, warehousing and distribution and servicing needs. By providing customers with management information to improve the control of their expenditures on a broad range of largely non-food consumable products, the Company believes it is able to demonstrate savings throughout the supply chain which then allows customers to reduce their internal costs of operation and achieve efficiencies by concentrating on their own core businesses.

Growth in 2004 has come mainly from acquisitions but also from new contract wins and a broadening of product range with existing customers. These effects have more than offset any impact of deflationary price pressure, lower consumption and substitution for lower specification products, for example in the retail and catering sectors.

In the UK and Ireland, businesses supplying Horeca (hotels, restaurants, caterers) performed well despite lower spending by a number of key customers due to lower throughput in their own businesses. Lockhart, which specializes in light catering equipment, was able to secure a long term contract with a major international contract caterer and was also successful in winning new contracts with hotel and restaurant groups increasing the critical mass of the business. During 2004 Bunzl opened a new purpose-built National Distribution Centre based in Kettering, which supplies a broad range of slower-moving items on a cross-dock basis to the branch network. By enabling the Group to supply a broader range of catering disposables, as well as light catering equipment, Bunzl can now offer a ‘one stop shop’ which the Company believes has the broadest range of products available in the UK market.

Bunzl’s retail supplies business, which focuses on supplying supermarkets and non-food retailers with goods not for resale, was able to continue to make progress in supplying key retailers in the UK. New long term contracts were agreed with two major supermarket groups in 2004. During 2004 the Group also integrated the supply chain of the health care supplies business, Shermond, with the retail business as many of the supply chain characteristics are common. Shermond had another strong year and posted good organic growth as it increased its share into the healthcare and nursing home markets in the UK. In Ireland the hotel and catering supplies business also performed well and was able to increase penetration into its target markets.

The challenging market conditions in Horeca also impacted the Vending Services business, whose customers faced reduced consumption due to staff cutbacks and outsourcing of labor to lower cost countries. Nevertheless Vending Services succeeded in increasing sales overall and the Company believes it continues to be positioned as the leading independent vending operator in the UK market.

In cleaning and safety supplies, Greenham maintained good organic growth in 2004 which came from new contract wins in public transportation, building and construction and local government. Increasingly personal protection equipment is imported from global sources and, to capture this opportunity, the Group more than doubled the capacity of the importing and National Distribution Centre. Bunzl also continued the development of the Group’s own-label range of brands. In 2004 Cleaning & Hygiene Supplies completed the full integration of Darenas and is now running on a single IT system with an integrated branch structure.

In Continental Europe the main initiative in 2004 was the acquisition of Groupe Pierre Le Goff which provided an entry point of scale into one of the leading markets in Europe. Groupe Pierre Le Goff’s activities lie mainly in the supply of cleaning and hygiene products to French caterers, hotels and industry in general as well as the supply of personal protection equipment/safety products to French industry, food processors and transportation sectors. These businesses are both complementary to the Group’s activities in the UK and elsewhere and have already begun to provide benefits of synergies in purchasing, IT systems and key accounts. The Company believes the acquisition has been well received by employees, customers and suppliers, and the business has performed ahead of expectations.

Bunzl’s businesses in Denmark are set for increased activity in 2005. 2004 was the first full year of the MultiLine acquisition with results exceeding expectations. The business supplying retailers had a more difficult year as it focused distribution activities around a new purpose-built warehouse outside Copenhagen combining three locations into one, successfully implemented IT systems and created a stronger platform for 2005.

In Germany the business supplies mainly caterers and high street butchers and bakers with packaging products. Against a challenging market the business had a strong year in terms of sales and profits growth, winning a number of accounts. In the Netherlands Bunzl’s business is focused mainly on hotels and caterers and consequently suffered from the downturn in the Dutch economy. However, following a move to a purpose-built facility outside Amsterdam, the Company believes it is well placed to capitalize on any recovery and has added to the Group’s customer base. Gelpa, which Bunzl purchased in January 2005 provides a route into the supermarket and food processor sectors. Management believes that this will provide exciting opportunities for Bunzl in the Benelux region as a whole.

2004 also saw the first acquisition by Bunzl of a business in Eastern Europe, when the Group acquired Beltex based in Hungary. The Company believes this business is a leading distributor of cleaning and safety products in Hungary. The business has two smaller branches in neighboring Slovakia and Romania. Bunzl are developing opportunities with international suppliers and customers there and believes that this is an area of potential for the future.

In Australasia the business continued to perform well and achieved another record year in 2004. In addition to contract wins in the hotel, catering and healthcare sectors, the Group’s regional position was strengthened in Melbourne and also in Tasmania, which is a new geography for Bunzl. Towards the end of 2004 the Group acquired the disposables distribution business of Cospak with branches in Perth, Newcastle and a number of other locations. These have already been integrated into the existing Bunzl infrastructure. This acquisition has increased Bunzl’s size in Australia and has given further reach into areas where Outsourcing Services have been under represented. During 2004 Bunzl has also been able to continue the development of the food processor supply business and has extended the business in New Zealand.

Filtrona

Filtrona is a supplier of fiber and plastic technology products to international niche markets. Within these two business segments it is a world leading supplier of outsourced cigarette filters, ink reservoirs and other bonded fiber products, protective caps and plugs, self-adhesive tear tapes and certain security products. It is also a leading extruder of custom plastic profiles.

Sales in Filtrona rose by 6%, or £24.9 million, from £452.6 million to £477.5 million driven by underlying organic growth supplemented by the sales impact from the acquisitions of the filters and fibers divisions of Baumgartner and Skiffy. Operating profits grew by 6%, or £3.2 million, from £52.9 million to £56.1 million despite a challenging manufacturing environment characterized by rapid raw material cost increases, particularly in the second half of the year.

Filtrona operates from a number of production facilities engaged in flexible light manufacture and service oriented supply of low unit value items to customers throughout the world. These customers range from small localized producers and distributors to large, complex multinational manufacturing organizations. Management believes that Filtrona occupies technological and market leadership positions in small focused international niches, where the development of quality, differentiated positions is achievable through consistent investment and dedication to the delivery of innovation, superior customer value and service.

Within fiber technologies, both filters and Fibertec continued to progress well in 2004. The Company believes it is now well placed to offer more complex and innovative technologies and products to meet the changing requirements of the international fiber technology markets.

In 2004 the outsourced cigarette filters business grew in all regions, with Asia continuing to perform particularly well, although headline results were again impacted by currency translation. Important new special filter outsourcing agreements were secured during the year which more than offset any increase in self manufacture. A new special filter facility was opened in Mexico during the second half and volumes through this operation will build during 2005. In addition, new warehousing arrangements were made in Korea and Russia to improve supply chain performance. The filters business continues to benefit from increased consumer demand for brands with low tar and special filters, often including charcoal, driven by changing consumer tastes, ever stricter legislative requirements and the growing industry interest in filters which can reduce particular constituents within cigarette smoke.

Fibertec, based in Richmond, Virginia and Reinbek, Germany, sells reservoirs and wicking devices using bonded fiber technology for products including pens and printers, medical device components and household items. In 2004 the business continued to grow, assisted by the product volumes from the acquired facility in Switzerland. The construction of a new facility in Ningbo, China will come on stream in 2005 and product volumes are expected to grow progressively driven by enhanced penetration of the Asian market. Focus on the development of new technologies, applications and geographic coverage continues to support the growth of this business.

The rapid escalation of raw material prices was a key issue facing plastic technology businesses during the year. In spite of the challenge posed by this trend, the businesses developed successfully and the Company believes it is well positioned for the future.

The Company believes that its self-adhesive tear tape business continues to be the world’s leading supplier. In 2004 this business made good progress in all regions in spite of adverse currency conditions. The Richmond facility was further expanded with the installation of a new six station printing press such that it now has full process capability for servicing the increasingly important market in the Americas. Volumes of both standard and value added tear tape continued their growth. The use of printed tear tape for brand promotion and security purposes continues to develop. The application of extrusion coated films for security and industrial uses is showing encouraging results and further investment in extrusion coated film process and handling techniques has generated improvements in quality and service. Bunzl has formed a technology based joint venture to develop an item level track and trace system for high volume consumer goods and document security.

In 2004 Filtrona’s protection and finishing products business continued its positive development. Robust organic growth in both Europe and America was supplemented by a contribution from the newly acquired Skiffy which has enhanced Filtrona’s European market position. Whilst rapid price escalation in raw materials was potentially a drag on performance, this was more than offset by improved underlying market demand, better manufacturing efficiencies, further additions to the range, increased global sourcing and greater market penetration. The oil sector end-market continues to deliver good results and a new contract for supply into the Caspian sea region is expected to enhance performance in 2005.

Improved trading conditions were sustained in the US and European extrusion businesses in 2004. In Europe Filtrona continued to win new export business and growth opportunities remain. In the US important new business was secured in retail and good growth achieved in lighting, transportation, medical and recreational products. The business continued to focus on unit cost reduction, proprietary products and differentiated process technologies. The Group’s geographic spread was of benefit once again with further good business growth in Mexico.

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

Group performance

Sales of continuing operations increased by 2%, or £54.6 million, from £2,673.6 million to £2,728.2 million with businesses acquired during the year contributing 1% of sales. This reflected good operating performance and underlying organic growth largely offset by price deflation and unfavorable currency translation movements. Total sales, which included discontinued operations in 2002 of £161.7 million, decreased by 4%, or £107.1 million, from £2,835.3 million to £2,728.2 million.

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

Continuing operations’ margin (operating profit from continuing operations divided by sales from continuing operations) increased from 7.1% to 7.2%. Outsourcing Services’ operating margin remained constant at 7.0% and Filtrona’s operating margin improved from 11.2% to 11.7%. Group margin (total operating profit divided by total sales) rose from 6.9% to 7.2%, principally due to the disposal of Paper Distribution in 2002.

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

Foreign currency exchange rates

Currency had a net adverse impact in the year through translation primarily due to the weakening of the US dollar against sterling. This translation effect is the major way that currency impacts the Group although there is also a small transaction effect on certain parts of the business. In 2003 the overall translation effect of currency movements reduced Group sales by approximately £110 million, or 4%, and Group operating profit by approximately £10 million, or 5%.

Earnings and dividends

Earnings fell marginally from £124.8 million to £124.6 million. The weighted average number of shares in issue reduced to 455.2 million from 461.4 million due to the share buy back partly offset by shares issued due to the exercise of employee share options. Earnings per share increased by 1% or 0.3p from 27.1p to 27.4p.

An interim dividend of 3.85p per share and a final proposed dividend of 8.25p represent an increase of 8% for the year at a total cost of £54.4 million. £70.2 million is to be transferred to reserves.

Balance sheet

Total assets less current liabilities decreased by £73.0 million from £810.4 million to £737.4 million. This was largely accounted for by decreased short term deposits and lower working capital. Net debt decreased by £9.5 million to £96.5 million due to strong operating cash flow more than offsetting an acquisition spend of £36.1 million and the share buy back of £91.7 million (excluding expenses). Shareholders’ funds decreased by £24.0 million to £432.0 million due to the impact of the share buy back more than offsetting the retained profit for the year. Management believes that the Group’s balance sheet remains strong and has adequate working capital for its needs.

Commitments

Obligations due within one year under operating leases increased from £34.3 million at December 31, 2002 to £35.1 million at December 31, 2003. 26% of these operating leases expire in more than five years, compared to 30% in 2002. At the year end the Group was committed to, but had not provided for, capital expenditure of £1.3 million (2002: £1.4 million).

Goodwill

This increased by £1.4 million to £290.9 million reflecting goodwill arising in the year on acquisitions largely offset by an amortization charge of £17.7 million and exchange movements.

Capital expenditure

Bunzl continued to invest substantial amounts in the capital base of the Group spending £37.8 million. New equipment has been purchased to maintain the quality of the Group’s assets and warehouses have been expanded and upgraded as volumes have continued to grow. Once again the Group has invested in computer systems both to improve them and to install them in newly acquired companies. These systems remain critical to the Group’s ability to serve its customers in the most efficient and appropriate way. Management believes that up to date assets are an important source of the Group’s competitive advantage and maintaining them remains a priority.

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

Discussion by Business Area

Outsourcing Services

Volume growth and the successful integration of acquisitions saw Outsourcing Services progress well with sales increasing 2%, or £44.4 million, from £2,231.2 million to £2,275.6 million despite price deflation and unfavorable exchange rate movements. Operating profit rose by 3%, or £4.8 million, from £151.2 million to £156.0 million, despite the unfavorable exchange rate movements, assisted by focus on greater efficiencies and control of operating costs.

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

Although the largest customer group for this business remains supermarkets, the majority of new business with new customers was a result of sales gains in the redistribution, processor and jan/san businesses. Sales initiatives in the foodservice category resulted in expanded business at several national companies. The Company has been able to demonstrate its ability to provide disposable non-food items efficiently, enabling these companies to use their space for higher dollar items. The Company has also secured additional business in non-food retail with the addition of several accounts during 2003 and plans to pursue more such accounts in 2004 as new opportunities become available.

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

The Company believes it is the largest distributor of these products in North America, serving all 50 states, Canada, Mexico, and the Caribbean from 73 locations. Using a fleet of more than 350 trucks, the Company is able to deliver thousands of different items to customers located across the geographical area. With this coverage, the Company is able to provide product and logistics solutions to local, regional and national customers utilizing a total program concept. The Company’s sophisticated IT platform, which is identical in every one of the Company’s locations, allows for the provision of a consistent and controlled program that customers appreciate.

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

Redistribution, including jan/san products, continues to grow and present the Company with new opportunities. As the costs of transportation and warehousing rise for manufacturers, the Company’s value as a redistributor continues to increase. The Company provides an opportunity to small distributors to reduce their capital investment, increase their inventory turns and provide more products to their customers while maximizing their operational efficiencies. With the acquisition of Saxton in late 2002, the Company has expanded its jan/san program across its business with the addition of their product lines. This will continue to be an emphasis in the years ahead.

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

The Company has continued to improve operations and increase efficiencies demonstrated by operating costs improving again in 2003. The Company has enhanced its internal IT system, improved its facilities and reduced and consolidated its delivery routes and further standardized procedures in warehousing, customer service and purchasing. The Company has also worked with its vendors and customers to eliminate extra costs in the supply chain and plans to continue such efforts into 2004.

Europe & Australasia

In the seven countries that the Company operates in today, the UK, Ireland, Germany, the Netherlands, Denmark, Australia and New Zealand, as well as a number of countries that receive exports, the Company continued to show good progress despite testing economic conditions. The Company provides customers with a ‘one stop shop’ for all their purchasing, distribution and store or outlet service needs. The Company also provides management information to help customers better control their expenditure on the broad range of consumable products that the Company typically supplies. By outsourcing the management of this supply chain to Bunzl, customers are able to reduce their internal costs of operation and achieve efficiencies by concentrating on their own core businesses.

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

Organic growth and the integration of recent acquisitions also drove the successful development of the Company’s cleaning and safety supplies businesses. The Company secured organic growth by winning new contracts and developing its product range with existing customers. A growing number of products are now sourced internationally and developed under the Company’s own brand names. A number of the key UK ranges have been successfully introduced into the Australian market following the creation of a dedicated Bunzl Safety sales resource in Australia. In the UK the Darenas business, acquired at the end of 2002, is in the process of being fully integrated with the core business in order to reduce the Company’s cost base and establish a common platform.

The Company’s activities during 2003 have been focused on integrating new acquisitions, particularly in Australia, Denmark, Ireland and the UK, improving performance and enhancing returns. The Company has supplemented these activities with investment in new, more efficient warehouse operations and standardized IT systems. During the last two years the Company has opened new, state-of-the-art warehousing facilities in the Netherlands, Germany and the UK and, in 2004, will open new facilities in the UK, Denmark, Ireland, Australia and New Zealand. The Company is also implementing its standard IT systems into the acquisitions it has made and will continue to drive this process forward in 2004. Finally, the Company has established a Group Purchasing function to enhance its leverage across countries and better co-ordinate its international sourcing activities. These initiatives provide the foundations for continued expansion and development from an efficient and effective cost base.

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

The Company’s fibers business based in Richmond, Virginia and Reinbek, Germany sells reservoirs and wicking devices manufactured using bonded fiber technology for products including pens and printers, medical device components and household items. The continued focus on the development of new technologies, applications and geographic coverage has contributed to excellent growth this year. The business has been renamed Filtrona Fibertec, recognizing both the applicability of the name to the Group’s fibers operations and the continuity from the Baumgartner Fibertec acquisition.

The Company believes that its self-adhesive tear tape business continues to be the world’s leading supplier. This business made particularly good progress in Asia, where supply to an important new customer in Japan began, and the Americas, assisted by the start up of film coating at the Richmond, Virginia facility. Volumes of both standard self-adhesive tear tape and tear tape with value added features continued their strong growth trend. The use of tear tape as a medium for brand promotion and security purposes utilizing various printing techniques to produce multi-colored images and text continued to develop. The application of extrusion coated films for security and industrial uses is also showing encouraging results. The Company continues to invest in this business and a new      10-station printer at the Company’s Nottingham, England site is allowing expansion in the range of specialist products and services the Company is able to offer customers.

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

Cash flow

Net cash inflow from operating activities was £220.0 million, a £30.4 million decrease compared to 2003.

Interest

The net interest paid increased to £4.6 million from £0.9 million in 2003 as a result of higher average borrowings and higher interest rates.

Dividends

In the year ended December 31, 2004, £54.4 million in ordinary dividends were paid, representing the interim dividend for the year ended December 31, 2003 and the final dividend for the year ended December 31, 2003.

Capital expenditure

Gross capital expenditure of £46.2 million was used to refurbish and expand facilities, upgrade and replace computer systems and enhance the quality and capacity of the asset base. Sales of fixed assets generated a cash inflow of £4.6 million resulting in a net capital expenditure of £41.6 million.

Acquisitions

An acquisition spend of £256.7 million and net disposal proceeds of £8.0 million resulted in a net cash outflow of £248.7 million on acquisitions and disposals. The spend on acquisitions predominately related to the acquisitions of Skiffy, Groupe Pierre le Goff, Cospak, TSN, Beltex, Joseph Weil & Sons and TEMO.

Share buy back

In October 2004 the Board reinstated a share buy back program. The cost of the buy back was £58.6 million (including expenses).

Shareholders’ funds

Shareholders’ funds decreased by £3.9 million from £432.0 million at the end of 2003 to £428.1 million at the end of 2004 due to the retained profit of £69.0 million being more than offset by the share buy back of £58.6 million and other movements of £14.3 million.

Net debt

Net debt increased by £308.7 million to £405.2 million principally due to acquisitions of £323.6 million which included borrowings acquired of £66.9 million.

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

Borrowings

At December 31, 2004, the Group had gross borrowings of £512.9 million, of which £117.2 million comprised a US dollar Bond of $225 million. Net of cash and liquid resources of £107.7 million, the Group’s net debt at December 31, 2004 was £405.2 million, an increase of £308.7 million from £96.5 million at the end of 2003.

The Group is funded by a mixture of one to five year multi-currency bilateral committed credit facilities and a sydicated facility totaling £842.1 million together with a US dollar Private Placement totaling $225 million. The bank facilities mature between 2005 and 2009, and the loans under these facilities are drawn for various periods, at interest rates based on LIBOR. As at the end of 2004, US dollar loans of $189.0 million and sterling loans of £237.5 million were drawn under these facilities at average rates of approximately 2.7% and 5.1% respectively and were repayable in early 2005. As these drawings were refinanced on maturity under the same facilities, dependent upon the term of the relevant facility under which they have been drawn, £165.9 million of these loans were classified for accounting purposes as repayable within one year, £57.4 million were classified as repayable between one and three years and £112.6 million were classified as repayable between three to five years. Loans amounting to £0.5 million as of December 31, 2004 were secured by either fixed or floating charges on various assets of the relevant Group borrower. In addition the Group maintains uncommitted and overdraft facilities to maintain short term flexibility.

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

ESOP trust

During 2004 the group adopted UITF38 ‘Accounting for ESOP trusts’. As a result, comparative figures have been restated. There was no impact on the consolidated profit for the years ended December 31, 2003 and 2002. The impact on the consolidated shareholders’ funds as at December 31, 2003 and 2002 was a reduction of £27.2 million and £19.2 million respectively.

Pensions

Pensions are accounted for under FRS17 ‘Retirement Benefits’. The application of FRS17 requires the exercise of judgment in relation to assumptions for future pay rises in excess of inflation, employee demographics and the future expected return on assets. Bunzl determines the assumptions to be adopted in discussion with its independent actuaries and believes that these assumptions are in line with best practice and are appropriate for the business.

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

Treasury policies and controls

Bunzl has a centralized treasury department to control external borrowings and manage exchange rate risk and interest rate risk. Treasury policies are approved by the Board and cover the nature of the exposure to be hedged, the types of financial instruments that may be employed and the criteria for investing and borrowing cash. The Group uses derivatives only to manage its foreign currency and interest rate risks arising from underlying business activities. No transactions of a speculative nature are undertaken. The department is subject to periodic independent reviews by the internal audit department. Underlying policy assumptions and activities are reviewed by the executive directors. Controls over exposure changes and transaction authenticity are in place and dealings are restricted to those banks with the relevant combination of geographic presence and suitable credit rating. The Group continually monitors the credit ratings of its counter parties and credit exposure to each counter party.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility. The Group is funded by a US dollar Bond and multi-currency credit facilities from the Group’s bankers. The US dollar Bond, originally issued during 2001, is in three tranches, five years, seven years and ten years for a total of $225 million at fixed rates of interest. The bank facilities have tenures ranging from one year to five years and mature between 2005 and 2009. At December 31, 2004, the available bank facilities totaled £842.1 million of which £335.9 million was drawn down. In addition the Group maintains uncommitted and overdraft facilities to maintain short term flexibility.

Foreign currency risk

The majority of the Group’s net assets are in currencies other than sterling. The Group’s policy is to limit the translation exposure and resulting impact on shareholders’ funds by borrowing in those currencies in which the Group has significant net assets and by using forward foreign exchange contracts. At December 31, 2004 there were no material currency exposures after accounting for the effect of the hedging transactions. Throughout the year, the Group’s borrowings were primarily held in sterling, euro and US dollars. The Group does not hedge the translation effect of exchange rate movements on the profit and loss account.

The majority of the Group’s transactions are carried out in the functional currency of the Group’s local operations and so transaction exposures are limited. However where they do occur, the Group’s policy is to hedge exposures as soon as they are committed using forward foreign exchange contracts.

Interest rate risk

The Group’s strategy is to ensure with a reasonable amount of certainty that the overall Group interest charge is protected against material adverse movements in interest rates. The majority of the US dollar Bond was swapped to floating rates during 2001. Interest rate caps are in place to reduce the Group’s floating rate exposure to movements in LIBOR.

Financial reporting standards and accounting policies

UITF38 ‘Accounting for ESOP trusts’ has been adopted in the 2004 Consolidated Financial Statements. With the exception of UITF38 there have been no changes to the accounting policies of the Group from the previous year under UK GAAP.

RESEARCH AND DEVELOPMENT

It is the Group’s policy to commit sufficient funds to enable it to keep abreast of all relevant product, process, market and system developments in the fields in which it operates.

In 2002, 2003 and 2004 the Group spent £4.7 million, £5.1 million and £5.4 million respectively on its research and development activities.

TREND INFORMATION

The combination of growth in the Group’s major markets, its strong positions in those markets and the opportunities to make acquisitions means that management currently believes that the underlying prospects of the Group are good and that, at constant exchange rates, the Group will continue to develop satisfactorily.

OFF-BALANCE SHEET ARRANGEMENTS

The Group has provided bank, trade and other guarantees of £3.1 million to third parties as of December 31, 2004. For further information on guarantees see Note 19 of the Notes to the Consolidated Financial Statements on page F-23 of this Annual Report.

The Group uses financial instruments to mitigate its interest rate and foreign exchange risks. For further information on financial instruments see Note 14 of the Notes to Consolidated Financial Statements on pages F-17 to F-19 of this Annual Report.

There are no other off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the Group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources.

CONTRACTUAL OBLIGATIONS

The following table summarizes Bunzl’s principal contractual obligations at December 31, 2004:

		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	£m	£m	£m	£m	£m
Debt - floating rate	485.2	222.2	72.1	164.8	26.1
Debt - fixed rate	26.0	—	26.0	—	—
Interest - floating rate	84.7	23.4	36.6	23.2	1.5
Interest - fixed rate	2.6	1.7	0.9	—	—
Finance lease obligations	1.7	0.5	0.6	0.4	0.2
Operating leases	166.2	49.8	36.4	34.5	45.5
Capital expenditure	0.3	0.3	—	—	—
Pension contributions	17.8	17.8	*	*	*

*	It is not possible to look beyond 2005 due to the variable nature of pension contributions.

Further information relating to the Group’s long term debt is set out in Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources – Borrowings” on pages 40 and 41 of this Annual Report. Operating leases principally relate to land and buildings. The Group’s future operating cash flow is expected to be sufficient to meet these contractual obligations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Board changes in 2004

Bunzl strengthened its independent Board with the appointment of U. Wolters as a non-executive director in July. U. Wolters is Chairman of the Aldi Family Trust which holds the majority of the Aldi Süd shares, having been Managing Director of Aldi Süd for many years and built the business into one of the world’s leading international retailers with over 2,800 outlets. Also in July C.P. Sander was appointed to the Board with responsibility for Bunzl’s Outsourcing Services business in Europe & Australasia, having led it from its inception in 1993 to a business with sales in excess of £1 billion. In December the Board was further strengthened by the appointment of P.L. Larmon and M.J. Harper. P.L. Larmon is responsible for the North American Outsourcing Services business in which he has held various senior positions over 15 years. M.J. Harper assumed responsibility for Filtrona in 1996 after holding general management positions in both Europe and the US.

P.G. Lorenzini retired from the Board in July after 21 years with the Group. He was appointed to the honorary position of Chairman Emeritus of Bunzl USA in recognition of his past service to the Group. S.G. Williams retired as a non-executive director in August.

Boards of the demerged entities

The Board will appoint C.P. Sander as Chief Executive of Bunzl on completion of the proposed demerger of Filtrona. A.J. Habgood will remain as Chairman. The role of Deputy Chairman will cease to exist as of the demerger and A.P. Dyer, currently Deputy Chairman, will retire from the Board at the end of 2005. M.J. Harper and P. Heiden will resign from the Board as of the demerger. The Board of Bunzl will then constitute a Chairman, a Chief Executive and two other executive directors, four existing independent non-executive directors of which J.F. Harris will continue to act as the senior independent director and, in addition, A.P. Dyer who will continue to serve as a non-executive director until the year end.

Upon completion of the demerger of Filtrona, it is proposed that the Board of Filtrona plc will constitute J.F. Harris as Chairman, M.J. Harper as Chief Executive, S.W. Dryden as Finance Director and P. Heiden, P.J. Drechsler and A.R. Auer as independent non-executive directors.

Summary of Directors

The business of the Company is managed by the Board of directors, comprising executive and non-executive directors. The directors and executive officers of the Company as of February 28, 2005 are as follows:

Name	Position	Age	Date of expiration of current term of office
A.J. Habgood	Chairman	58	May 2006
A.P. Dyer	Deputy Chairman - Non-executive Director	72	December 2005
J.F. Harris	Senior Independent Non-executive Director	56	May 2007
D.M. Williams	Finance Director	59	January 2006
P. Heiden	Non-executive Director	48	June 2005
C.A. Banks	Non-executive Director	64	May 2006
M.J. Roney	Non-executive Director	50	May 2007
U. Wolters	Non-executive Director	62	May 2008
C.P. Sander	Managing Director, Outsourcing Services Europe & Australasia	43	May 2008
M.J. Harper	Managing Director, Filtrona	48	June 2005
P.L. Larmon	President and Chief Executive Officer, Outsourcing Services North America	52	May 2008

A.J. Habgood was appointed as Chairman in 1996, having joined as Chief Executive in 1991. He was formerly a director of The Boston Consulting Group from 1977 to 1986, he was then appointed a director of Tootal Group PLC subsequently becoming Chief Executive. He is a non-executive director of SVG Capital plc and Marks & Spencer Group plc and Chairman Designate of Whitbread PLC.

A.P. Dyer has been Deputy Chairman since 1996 having been Chairman from 1993. Previously a director of Air Products and Chemicals Inc, he joined The BOC Group plc in 1989 and subsequently became Chief Executive and Deputy Chairman until his retirement in 1996. He will retire from the Board at the end of 2005.

J.F. Harris was appointed a non-executive director in 2000 and is senior independent director and Chairman of the Audit Committee. Appointed Finance Director of Unichem Plc in 1986 and Chief Executive in 1992, he became Chief Executive of the enlarged Alliance Unichem Plc in 1997 and served as Chairman from 2001 until 2005. He is a non-executive director of Anzag AG and Associated British Foods plc.

D.M. Williams is Finance Director having joined the Group in 1991 in that role. He was previously with Tootal Group PLC where he held a number of financial and operating roles including Group Finance Director. He is a non-executive director of George Wimpey Plc, where he chairs the Audit Committee, and The Peninsular & Oriental Steam Navigation Company.

P. Heiden has been a non-executive director since 1998. Previously with Hanson plc, he joined Rolls-Royce plc in 1992, and became a director responsible for their Industrial Businesses in 1997 and Finance Director in 1999. He was appointed Chief Executive of FKI plc in 2003. He will resign from the Board upon completion of the demerger of Filtrona.

C.A. Banks was appointed a non-executive director in 2002 and is Chairman of the Remuneration Committee. Previously Chief Executive of Ferguson Enterprises, the largest North American subsidiary of Wolseley plc, he joined the board of Wolseley in 1992 and was appointed Group Chief Executive in 2001.

M.J. Roney was appointed a non-executive director in 2003. After holding a number of senior general management positions within Goodyear throughout Latin America and then Asia, he became President of Goodyear’s Eastern European, African and Middle Eastern businesses and is presently President of Goodyear’s European operations.

U. Wolters has been a non-executive director since July 2004. Formerly Managing Director of Aldi Süd in Germany, he built the business into one of the world’s leading retailers operating principally in Germany and Austria, the US, the UK and Australia. He is now Chairman of the Aldi Family Trust which holds the majority of the Aldi Süd shares.

C.P. Sander has been Managing Director of Outsourcing Services Europe & Australasia since its inception in 1993. Having graduated from Harvard with an MBA and after working for The Boston Consulting Group, he joined Bunzl to oversee the development of Outsourcing Services in Europe. Appointed to the Board in July 2004, he will become Chief Executive of the Group upon completion of the demerger of Filtrona.

M.J. Harper was appointed Managing Director of Filtrona in 1996 having joined Bunzl in 1986. He has held a number of general management positions both in Europe and the US before assuming responsibility for Filtrona. Appointed to the Board in December 2004, he will resign upon completion of the demerger to serve as Filtrona’s Chief Executive.

P.L. Larmon is President and Chief Executive Officer of Outsourcing Services North America. Having joined Bunzl in 1990 when Packaging Products Corporation, of which he was an owner, was acquired, he has held various senior management positions over 15 years. He became President in late 2003, Chief Executive Officer in July 2004 and was appointed to the Board in December.

COMPENSATION

Reference is made to pages A-1 to A-10 of this Annual Report, which contain Annex A thereto, the Directors’ Remuneration Report.

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

Nominations Committee

The Nominations Committee meets as and when required and recommends candidates for both executive and non-executive positions on the Board for the consideration of the Board as a whole. A.J. Habgood, J.F. Harris and C.A. Banks are members of the Committee which is chaired by A.J. Habgood. The terms of reference of the Committee are available on the Company’s website.

Directors’ Service Contracts

A.J. Habgood, D.M. Williams, C.P. Sander, P.L. Larmon and M.J. Harper each have service contracts which provide for one year’s notice from the Company and six months’ notice from themselves. There are no provisions for predetermined compensation in excess of one year’s remuneration and benefits in kind. The non-executive directors are paid an annual fee for their services plus a daily fee for attending meetings of the Board and Board Committees. In addition, where relevant, they are paid a fee for chairing the Remuneration and Audit Committees. The non-executive directors do not have service contracts, are not eligible for pension scheme benefits and do not participate in any of the Group’s bonus or share incentive plans. For details of directors’ compensation, see Annex A to this Annual Report, the Directors’ Remuneration Report, on pages A-1 to A-10 of this Annual Report.

New York Stock Exchange Corporate Governance

Under the NYSE rules, listed foreign private issuers, like Bunzl, must disclose any significant ways in which their corporate governance practices differ from those followed by US domestic companies under NYSE listing standards. There are no significant differences in the corporate governance practices followed by Bunzl as compared to those followed by US domestic companies under the NYSE listing standards, except that Bunzl follows the recommendations in the revised Combined Code issued by the Financial Reporting Council in July 2003 (“Combined Code”) with respect to membership of its Nominations Committee and the balance of independent directors on the Board.

The Combined Code permits membership of the Nominations Committee to be composed of a majority of independent          non-executive directors. The NYSE listing standards require that the Nominations Committee be composed entirely of independent directors. The Combined Code recommends that at least half the board, excluding the Chairman, be independent whilst the NYSE listing standard requires a majority of independent directors.

EMPLOYEES

As of December 31, 2004, the Group had 14,635 employees (2003: 12,043, 2002: 11,849), of whom 4,549 were located in North America and 4,654 in the UK. An insignificant number of the Group’s employees are represented by trade unions. The Group has not experienced any significant strikes or work stoppages in recent years and considers its employee relations to be good. However in December 2004, employees in Filtrona’s facility in Switzerland took industrial action but returned to work in January 2005. The business continuity planning within Filtrona enabled customer service to be maintained by production from other facilities while the issues were resolved. The management at Filtrona Switzerland is currently in consultation with the relevant works council relating to the potential closure of the facility in June 2005.

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

SHARE OWNERSHIP

The following table sets forth, as of December 31, 2004, the total amount of ordinary shares owned by the directors, and the percentage of the ordinary shares of the Company represented by such ordinary shares outstanding as of such date.

Title of Class	Identity of person or group	Amount owned	Percentage of class
Ordinary Shares	A.J. Habgood	319,600	0.07%
Ordinary Shares	A.P. Dyer	47,774	0.01%
Ordinary Shares	J.F. Harris	3,272	0.00%
Ordinary Shares	D.M. Williams	124,971	0.03%
Ordinary Shares	P. Heiden	3,000	0.00%

Title of Class	Identity of person or group	Amount owned	Percentage of class
Ordinary Shares	C.A. Banks	5,000	0.00%
Ordinary Shares	M.J. Roney	5,000	0.00%
Ordinary Shares	U. Wolters	3,000	0.00%
Ordinary Shares	C.P. Sander	142,876	0.03%
Ordinary Shares	M.J. Harper	25,070	0.01%
Ordinary Shares	P.L. Larmon	5,000	0.00%

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

As of May 13, 2005 under the Sharesave Scheme there were options outstanding to purchase 423,351 ordinary shares, at exercise prices ranging from 231 pence to 365 pence, exercisable at various dates until October 31, 2006.

Sharesave Scheme (2001) (“2001 Sharesave Scheme”)

The 2001 Sharesave Scheme was approved by shareholders at the 2001 Annual General Meeting and has replaced the Sharesave Scheme. The 2001 Sharesave Scheme is also approved by the UK Inland Revenue. It operates on a similar basis to the Sharesave Scheme as summarized above. As of May 13, 2005 under the 2001 Sharesave Scheme there were options outstanding to purchase 2,443,219 ordinary shares, at exercise prices ranging from 296 pence to 389 pence, exercisable at various dates until April 30, 2009.

International Sharesave Plan (“International Sharesave Plan”)

The International Sharesave Plan was introduced following the approval of the 2001 Sharesave Scheme by shareholders. It operates on a similar basis to the 2001 Sharesave Scheme save that it is linked to a contract for monthly savings of up to €400 per month (or equivalent in other currencies) over a period of three years and options are granted to participating employees at a discount of up to 20% to the market price prevailing five days before the date of invitation to apply for the option. As of May 13, 2005, under the International Sharesave Plan there were 190,266 options outstanding to employees in the Netherlands, Germany, Canada and Australia at exercise prices ranging from 296 pence to 389 pence, which are normally exercisable at various dates until October 31, 2007.

1994 Executive Share Option Scheme (“1994 Scheme”)

The 1994 Scheme was approved by shareholders at the 1994 Annual General Meeting. No further options will be granted under the 1994 Scheme which expired in May 2004. The 1994 Scheme is consistent with principles expressed at that time in guidelines by bodies representing institutional investors. In particular a Company performance condition, determined by the Remuneration Committee, has to be satisfied before options may normally be exercised. Options granted under the 1994 Scheme may normally only be exercised if, during any three consecutive financial years since the option was granted, the increase in the adjusted earnings per share of the Company is equal to or greater than the increase in UK inflation over that period, plus 6%. This condition has been satisfied in respect of options granted prior to 2002 under the 1994 Scheme.

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

As of May 13, 2005 under the 1994 Scheme there were options outstanding to purchase 13,562,331 ordinary shares, including market purchased shares as well as new shares to be allotted, at exercise prices ranging from 212 pence to 482 pence, exercisable until March 2, 2014.

Long Term Incentive Plan (2004) (“2004 LTIP”)

The 2004 LTIP was approved by shareholders at the 2004 Annual General Meeting and replaces the 1994 Scheme. The 2004 LTIP is divided into two parts.

Part A allows the Board to grant share options. In normal circumstances options granted are only exercisable if the relevant performance conditions have been satisfied. Share options granted to date have a performance condition attached based on the Company’s adjusted earnings per share growth relative to UK inflation over three years.

Part B of the 2004 LTIP allows the Board to award performance shares which is a conditional right to receive shares in the Company for no or nominal consideration. A performance share award will normally vest (i.e. become exercisable) on the third anniversary of its grant to the extent that the applicable performance condition has been satisfied. The extent to which performance share awards vest will be subject to the Company’s total shareholder return (“TSR”) performance over a three year period relative to the TSR performance of a specified peer group of companies. For further information on the peer group see Annex A to this Annual Report, the Directors’ Remuneration Report, on page A-6.

Bunzl intends to file a Registration Statement with the US Securities and Exchange Commission on Form S-8 to register 14,564,821 ordinary shares of 25 pence each for issuance pursuant to the 2004 LTIP and such indeterminate number of additional shares which may be offered and issued to prevent dilution resulting from stock splits, stock dividends or similar transactions pursuant to the 2004 LTIP.

As of May 13, 2005 under the 2004 LTIP Part A there were options outstanding to purchase 3,282,000 ordinary shares, including market purchased shares as well as new shares to be allotted, at exercise prices ranging from 429 pence to 500 pence, exercisable until February 28, 2015. Under the 2004 LTIP Part B there were 1,215,075 awards outstanding exercisable until February 28, 2011.

For details of options held by the executive directors of the Company, see Annex A to this Annual Report, the Directors’ Remuneration Report, on pages A-1 to A-10.

US Employee Stock Purchase Plan (2000) (“US Stock Purchase Plan”)

Effective January 1, 2000 the Company adopted the US Stock Purchase Plan for eligible employees of its US subsidiaries under which participating employees make contributions through payroll deductions to their respective employee option accounts (“Option Accounts”). At the end of every calendar month, a custodian appointed by the Remuneration Committee withdraws funds contributed to the participant’s Option Account to purchase ADRs in the open market on the participant’s behalf. Under the US Stock Purchase Plan, participants receive a 15% discount on the fair market value of the ADRs on the purchase date. The discount participants receive may be increased at the discretion of the Remuneration Committee, but in no event shall exceed the greater of 15% of the fair market value of the ADRs on the purchase date and 15% of the fair market value of the ADRs on the first business day of the relevant calendar month. Under the US Stock Purchase Plan, participants are limited to stock purchases which (taken together with all other stock options held by the participant under any other stock purchase plan of the Company) in the aggregate do not exceed $25,000 worth of ADRs for each calendar year. The US Stock Purchase Plan is intended to satisfy the requirements of Section 423 of the Internal Revenue Code of 1986, as amended. As of May 13, 2005, 202,659 ADRs had been purchased under the US Stock Purchase Plan.

On December 27, 1999 Bunzl plc filed a Registration Statement on Form S-8 registering 3.5 million ADRs in connection with the US Stock Purchase Plan and a non-qualified US stock purchase plan for eligible employees of Bunzl Northeast, L.P., which the Company adopted effective January 1, 2000 and ended effective December 31, 2001. Prior to its termination, 3,114 ADRs were purchased at a discount of 20% to fair market value on the applicable purchase dates under the non-qualified US stock purchase plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As far as the Company is aware, it is neither directly or indirectly owned nor controlled by any corporation or by any foreign government.

The Company has been informed that as of December 31, 2004 Deutsche Bank AG had a beneficial interest of 13,374,083 ordinary shares, representing 3.06% of the outstanding ordinary shares. Beneficial ownership is determined in accordance with the rules of the US Securities and Exchange Commission and includes voting or investment power with respect to the securities. This percentage has changed from 7.9% as of December 31, 2003 and 10.8% as of December 31, 2002.

Under the Companies Act 1985, holders of voting securities of a listed UK company must notify the Company of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 3% (material) and 10% (non-material) and every one percent movement in the number of shares held which have voting rights. The following table sets forth, as of May 13, 2005, the number of ordinary shares held by holders of more than 3% and their percentage ownership which have been notified to the Company in accordance with the provisions noted above.

	Amount owned	%
Lloyds TSB Group	13,549,869	3.01
Aviva Plc	14,038,323	3.21
Legal & General Investment Management Ltd	17,445,152	3.98
FMR Corp and Fidelity International Ltd	21,696,879	4.95
Barclays PLC	22,526,734	5.14

None of the Company’s major shareholders have different voting rights.

As of May 13, 2005, 409,719 ordinary shares were held by 23 shareholders with registered addresses in the US. These figures do not include either the number of ordinary shares held by shareholders with registered addresses outside the US in which US residents have an interest or the number of any such US residents. As of the same date, 1,080,305 ordinary shares were being traded in the form of ADSs by 5 holders of record of ADSs.

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

	London Stock Exchange		NYSE
	High	Low	High	Low
	(pence per ordinary share)		(US$ per ADR)
Annual High and Low Market Prices
2000	438	278	31.00	22.13
2001	488	408	35.35	29.90
2002	547	368	39.80	29.35
2003	482	345	40.70	28.98
2004	486	405	44.99	37.96
Quarterly High and Low Market Prices
2003
First quarter	399	345	33.14	28.98
Second quarter	458	389	38.45	31.09

	London Stock Exchange		NYSE
	High	Low	High	Low
	(pence per ordinary share)		(US$ per ADR)
Third quarter	482	418	39.85	34.00
Fourth quarter	470	407	40.70	36.79
2004
First quarter	477	405	44.99	37.96
Second quarter	486	448	44.14	41.25
Third quarter	457	416	43.24	37.75
Fourth quarter	457	413	44.37	38.45
2005
First quarter	535	443	52.43	42.06
Monthly High and Low Market Prices
2004
October	431	413	39.50	38.45
November	457	422	43.89	39.54
December	445	434	44.37	41.50
2005
January	453	442	43.47	42.06
February	500	445	48.39	42.83
March	532	506	52.43	48.63
April	540	507	52.05	48.06

Fluctuations between the pound sterling and the US dollar will affect the dollar equivalent of the price of the ordinary shares on the London Stock Exchange and the price of the ADSs on the NYSE. On May 13, 2005 the Noon Buying Rate was $1.85 to £1.00.

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

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company’s Memorandum and Articles of Association are incorporated by reference to Item 10 “Additional Information — Memorandum of Articles of Association”, as Exhibit 1.1 hereto.

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

TAXATION

The following discussion is a summary of material UK tax and US federal income tax consequences of the acquisition, ownership and disposition of ordinary shares or ADSs by a US Holder (as defined below). This summary is not a complete analysis or description of all the possible tax consequences of such purchase, ownership or disposal. It deals only with ordinary shares or ADSs held as capital assets by US Holders and does not address the tax consequences applicable to all categories of US Holders, some of which may be subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers or certain traders in securities or foreign currencies;

•	US Holders holding ordinary shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction;

•	US Holders whose functional currency is not the US dollar;

•	US Holders liable for the alternative minimum tax;

•	US Holders who acquired ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	tax-exempt organizations; or

•	US Holders that own or are deemed to own 10% or more of any class of stock of the Company.

This summary is based in part on representations of the Depositary and assumes that each obligation in the Deposit Agreement, or any related document, will be performed in accordance with its terms. The US Treasury has expressed concern that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non corporate US Holders. Accordingly, the analysis of the creditability of UK taxes and the availability of the reduced tax rate for dividends received by certain non corporate US Holders, each described below, could be affected by actions that may be taken by parties to whom the ADSs are pre-released.

This summary is intended as a general guide only and is based on UK legislation and Inland Revenue practice and laws and practices of the US currently in force (including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), judicial decisions and final, temporary and proposed Treasury Regulations), as well as the US-UK double taxation convention relating to income and gains (the “New Income Tax Convention”) and to estate and gift taxes (the “Estate and Gift Tax Convention”), changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. The New Income Tax Convention entered into force on March 31, 2003 and generally became effective with respect to withholding taxes on May 1, 2003, UK income and capital gains tax on April 6, 2003 and UK corporation tax on April 1, 2003. The double income taxation convention which entered into force in 1980 (the “Old Income Tax Convention”) may also still apply to dividend payments received before May 1, 2004, since a taxpayer was able to elect to have the Old Income Tax Convention apply in its entirety for a twelve month period from the date on which the New Income Tax Convention would otherwise have effect. US Holders of ordinary shares or ADSs should consult their own tax advisors regarding the application of the New Income Tax Convention, including the relevant effective dates of the New Income Tax Convention. US Holders of ordinary shares or ADSs are also advised to consult their own tax advisors with respect to the tax consequences of the purchase, ownership or disposal of their ordinary shares or ADSs, including specifically the consequences under US state and local tax laws.

As used herein, the term “US Holder” means a beneficial owner of ordinary shares or ADSs that is, for US federal income tax purposes:

•	a citizen or resident of the US;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the US or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to US federal income taxation regardless of its source.

For US federal income tax purposes and for the purposes of the New Income Tax Convention, the Old Income Tax Convention and the Estate and Gift Tax Convention, US Holders of ADSs will generally be treated as the owners of the underlying ordinary shares. Accordingly, no gain or loss will be recognized if a US Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.

UK and US Taxation of Distributions

Under UK law there is no UK withholding tax on dividends paid.

For UK income tax purposes, an individual shareholder resident in the UK for tax purposes who receives a dividend paid by the Company will be treated as having received in respect of the dividend taxable income equal to the sum of the dividend paid to him/her and the tax credit attaching to the dividend. The tax credit will be equal to one ninth of the dividend paid (the “Tax Credit Amount”). The tax credit will be sufficient to satisfy his/her lower or basic rate income tax liability in respect of the dividend but further tax at a higher rate may be payable depending on his/her personal circumstances. There will be no payment of the tax credit or any part of it to an individual whose liability to UK income tax on the dividend and the related tax credit is less than the tax credit

Under the Old Income Tax Convention, an Eligible US Holder (defined below) was allowed to claim a similar tax credit from the UK Inland Revenue. However, the Old Income Tax Convention also provides for a notional UK withholding tax in the amount of the Tax Credit Amount. This meant that no amount was actually payable to such Eligible US Holders in respect of their tax credit entitlement.

The New Income Tax Convention provides neither for the right to claim the credit or for the notional withholding tax. The result is that Eligible US Holders will not be entitled by virtue of the New Income Tax Convention to an additional payment from the UK Inland Revenue on receipt of a dividend from the Company.

For US federal income tax purposes, distributions paid with respect to ordinary shares or ADSs (other than certain pro rata distributions of capital stock of the Company or rights to subscribe for shares of capital stock of the Company) will be treated as a dividend to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under US federal income tax principles). For US Holders that elected to apply the provisions of the Old Income Tax Convention, the amount of the dividend may include the Tax Credit Amount associated with that dividend. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporate US Holders under the Code. The amount of the distribution will equal the US dollar value of the pounds sterling received, calculated by reference to the exchange rate in effect on the date such distribution is received (which for US Holders of ADSs will be the date such distribution is received by the Depositary), whether or not the Depositary or the US Holder in fact converts the pounds sterling received on the date of receipt. Any gains or losses resulting from the conversion of pounds sterling into US dollars will be treated as ordinary income or loss, as the case may be, of the US Holder and will be US source. Dividends generally will constitute foreign source income for US foreign tax credit purposes.

If an “Eligible US Holder” (meaning a US Holder who is a beneficial owner of an ordinary share or an ADS and of the cash dividend paid with respect thereto who is a US resident individual or a corporation resident in the US for the purposes of the Old Income Tax Convention) qualified for benefits under the Old Income Tax Convention, then such Holder may be eligible, subject to certain restrictions and limitations, to claim a foreign tax credit against its US federal income tax liability in an amount equal to the Tax Credit Amount associated with certain cash dividends that such Holder receives on ordinary shares or ADSs, so long as such US Holder makes an election to include in income, as an additional notional dividend, an amount equal to the Tax Credit Amount. This foreign tax credit is only available with respect to dividends received before May 1, 2004 if such Holder elected to apply the Old Income Tax Convention in its entirety for twelve months from when the New Income Tax Convention would apply.

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

Subject to applicable limitations that vary depending upon a US Holder’s individual circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non corporate US Holders in taxable years beginning before January 1, 2009 will be taxable at a maximum tax rate of 15%. Non corporate US Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

UK Taxation of Capital Gains

Holders of ADSs or ordinary shares who are US resident individuals or US corporations, and who are not resident or ordinarily resident in the UK for UK tax purposes, will not normally be subject to UK taxation on capital gains realized on the disposal of their ordinary shares or ADSs, unless the ordinary shares or ADSs are, or have been, used, held or acquired for the purposes of a trade, profession or vocation carried on in the UK through a branch or agency or a UK permanent establishment, at the time of the disposal.

US Taxation of Capital Gains

Under US federal income tax laws, gain or loss realized by a US Holder on the sale or exchange of ordinary shares or ADSs will be capital gain or loss in an amount equal to the difference between the US Holder’s tax basis in the ordinary shares or ADSs and the amount realized on the disposition. The gain or loss, if any, will generally be US source and will be long term capital gain or loss if the ordinary shares or ADSs were held for more than one year. US Holders should consult their tax advisors regarding the US federal tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and losses, the deductibility of which is subject to limitations.

UK Inheritance Tax

Provided that any gift or estate tax due in the US is paid, the Estate and Gift Tax Convention generally relieves from UK inheritance tax (being a tax charge, broadly, on the value of an individual’s estate at his/her death and upon certain transfers of value (e.g., gifts) made by an individual during his/her lifetime (generally within seven years of death)) the transfer of ordinary shares or of ADSs where the holder of the ordinary shares or ADSs making the transfer is domiciled, for the purposes of the Estate and Gift Tax Convention, in the US and is not a national of the UK, for the purposes of the Estate and Gift Tax Convention. This will not apply if the ordinary shares or ADSs are part of the business property of an individual’s permanent establishment of an enterprise in the UK or pertain to the fixed base in the UK of a person providing independent personal services. In the unusual case where ordinary shares or ADSs are subject to both UK inheritance tax and US estate or gift tax, the Estate and Gift Tax Convention generally provides for tax paid in the UK to be credited against tax payable in the US or for tax paid in the US to be credited against tax payable in the UK based on priority rules set forth in the Estate and Gift Tax Convention.

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

US Backup Withholding and Information Reporting

Payments of dividends and sales proceeds may be subject to information reporting requirements of the Code. Under US federal income tax laws, such dividends and sales proceeds may also be subject to backup withholding unless the US Holder is a corporation or comes within certain exempt categories and, when required, demonstrates this fact, or provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Any amount withheld under these rules will be creditable against the US Holder’s US federal income tax liability. A US Holder who does not provide a correct taxpayer identification number may be subject to certain penalties.

DOCUMENTS ON DISPLAY

The documents concerning Bunzl which are referred to herein may be inspected at the US Securities and Exchange Commission. You may read and copy any document filed or furnished by Bunzl at the SEC’s public reference rooms in Washington D.C., New York and Chicago. Please call the SEC at +1-800-SEC-0330 (+1-800-732-0330) for further information on the reference rooms. Documents filed or furnished made by Bunzl via EDGAR are available at the SEC’s website, http://www.sec.gov.

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

Interest Rate Risk

The Group’s principal exposure to interest rate risk relates to changes in US dollar, euro and sterling interest rates. The Group’s gross borrowings as at December 31, 2004 after taking into account the impact of foreign exchange swaps were denominated as follows:

	Total	Euro	US Dollars	Sterling	Other
	£m	£m	£m	£m	£m
Gross Borrowings
2004	512.9	337.0	281.4	(195.4)	89.9
2003	255.3	47.0	346.2	(218.3)	80.4

At December 31, 2004, after interest rate swaps, £26m of US dollar gross borrowings have a fixed interest rate of 6.4%. All other borrowings are at floating rates. The Group manages its interest rate risk by reference to its forecast net borrowings. Interest rate caps are used to reduce the impact of adverse movements. During the year an average of 55% of forecast net debt was protected from adverse movements in interest rates with fixed rate debt and interest rate caps for an average period of 20 months.

The Group’s current asset investments are mainly (64% at December 31, 2004) a fixed term deposit denominated in US dollars. The amount and nature of interest rate instruments utilized by the Group is determined by management upon an analysis of the composition of the Group’s assets and liabilities and related interest rate characteristics, as well as prevailing market conditions and expectations. No transactions of a speculative nature are undertaken.

Foreign Currency Risk

The Group publishes its financial statements in sterling but conducts its business in many foreign currencies. The majority of Bunzl’s assets, liabilities, revenues and expenses are denominated in US dollars and other non-sterling currencies. As a result the Group is subject to foreign currency exchange rate risk due to exchange rate movements which will affect the translation of the Group’s results and net assets. The Group continually assesses foreign currency risks and monitors the foreign exchange markets. The Group’s policy is to limit the translation exposure and resulting impact on shareholders’ funds by borrowing in those currencies in which the Group has significant net assets and by using forward foreign exchange contracts. The Group does not hedge the translation effect on the profit and loss account. The Group’s operating profit is affected by the movement in sterling due to translation exposure. For example, the impact on the Group’s operating profit of a 1% movement of sterling against the US dollar would be approximately £1 million.

The Group uses derivative financial instruments, such as forward foreign exchange contracts, to manage foreign currency risk arising from its underlying business activities. The majority of the Group’s transactions are carried out in the functional currency of the Group’s operations and so transaction exposures are of limited significance.

Credit Risk

Credit risk arises from the possibility that counter parties to agreements entered into for financial instruments may default on their obligations. The amount of credit risk associated with derivatives is normally measured by the positive market value, or replacement cost, of any given instrument. Bunzl has no reason to expect non performance by any of the counter parties to its contracts involving financial instruments. Counter parties are approved internally at Bunzl according to certain criteria, including geographic presence and suitable credit rating.

Quantitative Disclosure of Market Risk

The analysis below summarizes the sensitivity of the fair value of the Group’s financial instruments to selected changes in market rates and prices. Fair value represents the present value of future cash flows based on market rates and prices at the valuation date of December 31, 2004.

Foreign Currency Risk

The sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from those as at December 31, 2004 with all other variables held constant. The plus 10% case assumes a strengthening of sterling and the minus 10% case a weakening of sterling against all other currencies.

	Fair value as at December 31		Fair value due to exchange rate movements of
	2004	2003	Plus 10%	Minus 10%
	£m	£m	£m	£m
Foreign exchange forward contracts	(6.5)	0.1	35.6	(58.1)
Long term debt - fixed rate	(26.0)	(27.9)	(23.7)	(28.6)
Long term debt - floating rate	(426.6)	(201.4)	(409.3)	(445.5)
Other financial net assets	276.2	293.7	209.8	355.1

Interest Rate Risks

The Group’s US dollar private placement issued in 2001 has three tranches of $75 million, $100 million and $50 million bearing interest rates of 6.4%, 6.7% and 7.1% and which will become due on July 2, 2006, July 2, 2008 and July 2, 2011, respectively. The seven and ten year tranches together with $25 million of the five year tranche were swapped to floating rates of interest based on the three month US LIBOR. The impact on the Group’s profit before tax of an increase in interest rates of 1% would be an expense of approximately £5 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Chairman and the Finance Director, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) have concluded that as of December 31, 2004, the Company’s disclosure controls and procedures were effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities to allow timely decisions of required disclosures.

Changes in Internal Controls over Financial Reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the aggregate amounts paid to the Company’s auditors for the years ended December 31, 2004 and 2003.

	2004	2003
	£m	£m
Audit	1.9	1.5
Tax	1.2	0.9
Other fees	1.4	1.5

Total	4.5	3.9

Fees for tax services related principally to tax planning and other tax services. Other fees are in respect of due diligence and other duties carried out in respect of acquisitions and disposals of businesses.

Audit Committee Pre-approval Policy

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

At each of the 2005, 2004 and 2003 Annual General Meetings the directors were granted authority by the shareholders to purchase up to 10% of the Company’s ordinary share capital in issue at that time.

At the Annual General Meeting held on May 19, 2004 authority was granted to purchase up to 44,850,000 shares. This authority expired at the conclusion of the Annual General Meeting held on May 18, 2005. The Board exercised this authority as shown in the table below.

At the Annual General Meeting held on May 14, 2003 the shareholders gave the directors a similar authority to purchase up to 46,595,000 shares, this authority expired on May 19, 2004. The Board did not exercise this authority granted in 2003 during 2004, although it was exercised in 2003.

	Total number of shares purchased	Average price per share	Total number of shares purchased under the shareholder repurchase authorities	Maximum number of shares that may have been purchased under the shareholder repurchase authorities
Month ended	Number(1)	Price (p)	Number	Number
January 31, 2004	—	—	—	32,881,500
February 29, 2004	—	—	—	32,881,500
March 31, 2004	1,161,110	464	—	32,881,500
April 30, 2004	—	—	—	32,881,500
May 31, 2004	91,000	467	—	44,850,000
June 30, 2004	—	—	—	44,850,000
July 31, 2004	—	—	—	44,850,000
August 31, 2004	—	—	—	44,850,000
September 30, 2004	716,512	433	—	44,850,000
October 31, 2004	245,000	429	—	44,850,000
November 30, 2004	9,410,000	447	9,410,000	35,440,000
December 31, 2004	3,625,000	444	3,625,000	31,815,000

	15,248,622	447	13,035,000

(1)	Open-market purchases of 2,213,622 shares were made in 2004 by Bunzl Employee Trustees Ltd, a subsidiary of the Company, in relation to employee compensation plans and were not purchased pursuant to the shareholder authorities referred to above.

PART III

ITEM 17. FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-38 of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

1.1	Memorandum and Articles of Association of the Company (filed herewith).

2.1	Form of Deposit Agreement dated as of October 29, 1998 among the Company, The Bank of New York and the holders from time to time of the American Depositary Receipts issued thereunder. (Incorporated by reference to Exhibit A of the Company’s Registration Statement on Form F-6 (File No. 333-9536) filed on October 20, 1998.)

2.2	Form of American Depositary Receipt attached as Exhibit A to the Form of Deposit Agreement. (Incorporated by reference to Exhibit A of the Company’s Registration Statement on Form F-6 (File No. 333-9536) filed on October 20, 1998.)

4.1.	Service Agreement as of January 16, 1996 between the Company and A.J. Habgood. (Incorporated by reference to the Company’s Form 20-F (File No. 001-14868) filed on June 21, 2001.)

4.2.	Service Agreement as of January 16, 1996 between the Company and D.M. Williams. (Incorporated by reference to the Company’s Form 20-F (File No. 001-14868) filed on June 21, 2001.)

4.3	Service Agreement as of January 1, 2005 between Bunzl USA, Inc. and P.L. Larmon (filed herewith).

4.4	Service Agreement as of January 19, 2005 between the Company and C.P. Sander (filed herewith).

4.5	Service Agreement as of January 19, 2005 between the Company and M.J. Harper (filed herewith).

12.1	Certification of A.J. Habgood filed pursuant to Securities Exchange Act of 1934, as amended (“Exchange Act”) Rule 13a-14(a).

12.2	Certification of D.M. Williams filed pursuant to Exchange Act Rule 13a-14(a).

13.1	Certification of A.J Habgood and D.M. Williams furnished pursuant to Exchange Act Rule 13a-14(b).

14.1	Consent of KPMG Audit Plc to the incorporation by reference of their report dated February 28, 2005 under Item 3 of Part II of the Company’s Registration Statement on Form S-8 (File No. 333-93615) filed on December 27, 1999.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUNZL PLC

By:	/s/ D.M. Williams
Name:	D.M. Williams
Title:	Finance Director

London, England

Dated: May 27, 2005

Report of Independent Registered Public Accounting Firm to the Shareholders and Board of Bunzl plc

We have audited the accompanying Consolidated Balance Sheet of Bunzl plc and subsidiaries (the “Group”) as of December 31, 2004 and 2003 and the related Consolidated Profit and Loss Account, Consolidated Statement of Total Recognized Gains and Losses, Consolidated Reconciliation of Movements in Shareholders’ Funds and Consolidated Cash Flow Statement for each of the years in the three year period ended December 31, 2004 presented on pages F-2 to F-38. These Consolidated Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in conformity with generally accepted accounting principles in the United Kingdom.

As more fully described in the Accounting Policies “Change of accounting policy” note on page F-6 of the Consolidated Financial Statements, the Group has adopted Urgent Issues Task Force 38 ‘Accounting for ESOP trusts’ in the year ended December 31, 2004. Consequently, the Group’s Consolidated Financial Statements as at December 31, 2003 and for each of the years in the two year period ended December 31, 2003 have been restated.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 28 to the Consolidated Financial Statements.

KPMG Audit Plc

Chartered Accountants

London, England

February 28, 2005

Consolidated Profit and Loss Account

		for the year ended December 31
	Notes	2004		2003		2002
		£m		£m		£m
Sales
Existing businesses		2,695.6		2,728.2		2,673.6
Acquisitions †		220.4

Continuing operations		2,916.0		2,728.2		2,673.6
Discontinued operations		—		—		161.7

Total sales	1	2,916.0		2,728.2		2,835.3

Operating profit
Existing businesses		193.4		196.4		189.0
Acquisitions †		12.3

Continuing operations		205.7		196.4		189.0
Discontinued operations		—		—		7.4

Total operating profit	1, 2	205.7		196.4		196.4
Profit on sale of discontinued operations		—		—		4.1

Profit on ordinary activities before interest		205.7		196.4		200.5
Net interest payable	3	(4.8)		(1.8)		(5.2)

Profit on ordinary activities before taxation		200.9		194.6		195.3
Taxation on profit on ordinary activities	4	(72.3)		(69.0)		(70.0)

Profit on ordinary activities after taxation		128.6		125.6		125.3
Profit attributable to minorities		(1.2)		(1.0)		(0.5)

Profit for the financial year		127.4		124.6		124.8
Dividends paid and proposed	5	(58.4)		(54.4)		(52.3)

Retained profit for the financial year	17	69.0		70.2		72.5

Basic earnings per share	6	28.7	p	27.4	p	27.1	p

Diluted basic earnings per share	6	28.6	p	27.2	p	26.8	p

Dividends per share	5	13.3	p	12.1	p	11.2	p

The Accounting Policies and Notes on pages F-6 to F-38 form part of these Consolidated Financial Statements.

†	Acquisitions relate to acquisitions made in 2004.

Consolidated Balance Sheet

		at December 31
	Notes	2004	2003*
		£m	£m
Fixed assets
Intangible assets — goodwill	7	541.3	290.9
Tangible fixed assets	8	218.4	196.5

		759.7	487.4

Current assets
Stocks	9	275.2	215.6
Debtors	10	468.5	374.7
Investments	11	29.3	111.3
Cash at bank and in hand	23	78.4	47.5

		851.4	749.1
Current liabilities
Creditors: amounts falling due within one year	12	(786.3)	(499.1)

Net current assets		65.1	250.0

Total assets less current liabilities		824.8	737.4

Creditors: amounts falling due after more than one year	13	(297.8)	(220.2)
Provisions for liabilities and charges	15	(46.9)	(41.6)

Net assets excluding pensions liabilities		480.1	475.6
Pension liabilities	20	(48.3)	(40.8)

Net assets including pension liabilities		431.8	434.8

Capital and reserves
Called up share capital	16	112.5	112.1
Share premium account	17	88.3	83.8
Capital redemption reserve	17	5.3	5.3
Revaluation reserve	17	—	1.3
Profit and loss account	17	222.0	229.5

Shareholders’ funds: equity interests		428.1	432.0
Minority equity interests		3.7	2.8

		431.8	434.8

The Accounting Policies and Notes on pages F-6 to F-38 form part of these Consolidated Financial Statements.

*	Restated on adoption of UITF38 ‘Accounting for ESOP trusts’.

Consolidated Cash Flow Statement

		for the year ended December 31
	Notes	2004	2003	2002
		£m	£m	£m
Net cash inflow from operating activities	22	220.0	250.4	216.4

Returns on investments and servicing of finance
Interest received		7.9	5.9	5.2
Interest paid		(12.5)	(6.8)	(11.6)
Other		1.0	(3.8)	(2.6)

Net cash outflow for returns on investments and servicing of finance		(3.6)	(4.7)	(9.0)

Tax paid		(65.2)	(56.6)	(64.3)

Capital expenditure
Purchase of tangible fixed assets		(46.2)	(37.8)	(33.4)
Disposal of tangible fixed assets		4.6	6.5	2.4

Net cash outflow for capital expenditure		(41.6)	(31.3)	(31.0)

Acquisitions and disposals
Acquisition of businesses	24	(256.7)	(36.1)	(77.0)
Disposal of businesses	25	8.0	10.0	111.3
Other acquisition and disposal cash flows		—	—	(0.7)

Net cash (outflow)/inflow for acquisitions and disposals		(248.7)	(26.1)	33.6

Equity dividends paid		(54.4)	(51.8)	(48.0)

Net cash (outflow)/inflow before use of liquid resources and financing		(193.5)	79.9	97.7

Net cash inflow/(outflow) from management of liquid resources		57.6	57.4	(128.7)

Financing
Increase/(decrease) in short term loans		150.0	8.3	(37.0)
Increase/(decrease) in long term loans		24.5	(21.1)	37.4
Decrease in finance leases		(0.2)	(0.1)	(0.3)
Shares issued for cash		4.9	7.0	7.9
Purchase of own shares		(58.6)	(92.2)	—

Net cash inflow/(outflow) from financing		120.6	(98.1)	8.0

(Decrease)/increase in cash in the financial year		(15.3)	39.2	(23.0)

Reconciliation of net cash flow to movement in net debt
(Decrease)/increase in cash in the financial year		(15.3)	39.2	(23.0)
(Increase)/decrease in debt due within one year		(150.0)	(8.3)	37.0
(Increase)/decrease in debt due after one year		(24.5)	21.1	(37.4)
(Decrease)/increase in current asset investments		(57.6)	(57.4)	128.7
Borrowings acquired		(66.9)	—	—
Exchange and other movements		5.6	14.9	23.2

Movement in net debt in the year	23	(308.7)	9.5	128.5
Opening net debt	23	(96.5)	(106.0)	(234.5)

Closing net debt	23	(405.2)	(96.5)	(106.0)

The Accounting Policies and Notes on pages F-6 to F-38 form part of these Consolidated Financial Statements.

Consolidated Statement of Total Recognized Gains and Losses

	for the year ended December 31
	2004	2003	2002
	£m	£m	£m
Profit for the financial year	127.4	124.6	124.8
Actuarial (loss)/gain on pension schemes	(13.3)	0.9	(64.3)
Deferred taxation on actuarial loss/(gain) on pension schemes	4.0	(0.4)	20.0
Revaluation reserve movement	(1.3)	—	—
Currency translation differences on foreign currency net investments	0.4	(1.5)	(10.9)

Total recognized gains and losses for the year	117.2	123.6	69.6

Consolidated Reconciliation of Movements in Shareholders’ Funds

	for the year ended December 31
	2004	2003*	2002*
	£m	£m	£m
Opening shareholders’ funds as previously reported	459.2	475.2	430.6
Prior year adjustment (adoption of UITF38)	(27.2)	(19.2)	(13.2)

Opening shareholders’ funds restated	432.0	456.0	417.4
Profit for the financial year	127.4	124.6	124.8
Dividends paid and proposed	(58.4)	(54.4)	(52.3)
Transfer of goodwill on disposals	—	—	19.4
Issue of share capital	4.9	7.0	7.9
Employee trust shares	(9.0)	(8.0)	(6.0)
Actuarial (loss)/gain net of deferred taxation on pension schemes	(9.3)	0.5	(44.3)
Purchase of own shares	(58.6)	(92.2)	—
Revaluation reserve movement	(1.3)	—	—
Currency translation	0.4	(1.5)	(10.9)

Closing shareholders’ funds	428.1	432.0	456.0

The Accounting Policies and Notes on pages F-6 to F-38 form part of these Consolidated Financial Statements.

*	Restated on adoption on UITF38 ‘Accounting for ESOP trusts’.

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

b. Basis of consolidation

The Consolidated Financial Statements incorporate the assets and liabilities of the Company and its subsidiary undertakings at December 31, 2004 and 2003 and their results for the periods during 2004, 2003 and 2002 in which they were part of the Group. The acquisition method of accounting has been adopted.

c. Change of accounting policy

During the year the Group adopted UITF38 ‘Accounting for ESOP trusts’. As a result, comparative figures have been restated. There was no impact on the consolidated profit for the years to December 31, 2003 and 2002. The impact of reallocating the investments in own shares to reserves as at December 31, 2003 and 2002 resulted in a reduction of £27.2m and £19.2m respectively to consolidated shareholders’ funds.

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

e. Investment in own shares

The cost of shares held either directly (treasury shares) or indirectly (ESOP trust) is deducted from shareholders’ funds.

f. Share awards to employees

Where applicable, share awards to employees under incentive plans are charged to the profit and loss account over a three year period.

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

Accounting Policies (continued)

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

i. Depreciation

Tangible fixed assets are depreciated over their estimated remaining useful lives at the following annual rates applied to book value less estimated residual value:

Buildings	2% or life of lease if shorter
Plant and machinery	10 – 20%
Fixtures, fittings and equipment	10 – 33%
Freehold land	0%

Useful lives are reviewed annually. The depreciation rate for certain equipment has increased from 25% to 33% to reflect more accurately the useful lives of the relevant assets.

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

k. Deferred taxation

The Group provides for deferred taxation assets and liabilities arising from certain timing differences between the recognition of gains and losses in the financial statements and their recognition for taxation purposes. Deferred taxation assets are only recognized where it is more likely than not that they will be recovered except as otherwise required by FRS19.

l. Sales

Sales are net sales invoiced to third parties for services provided and goods sold, excluding intercompany transactions and sales taxes. Income from the sale of goods and services is recognized when delivery has occurred and where the price is fixed or determinable and reflects when title and risk of loss has transferred to the customer.

m. Stocks

Stocks are valued at the lower of cost (on a first in, first out basis) and net realizable value. For work-in-progress and finished goods, cost includes an appropriate proportion of labor and overheads.

Accounting Policies (continued)

o. Pension benefits

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

Notes to the Consolidated Financial Statements

1. Segmental analysis

	Sales			Operating profit			Net operating assets
	2004	2003	2002	2004	2003	2002	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Outsourcing Services
North America	1,412.9	1,505.1	1,552.8	106.1	115.8	120.7	130.5	116.3
Europe & Australasia	1,025.6	770.5	678.4	78.7	54.7	43.3	149.5	108.0

	2,438.5	2,275.6	2,231.2	184.8	170.5	164.0	280.0	224.3
Filtrona	477.5	452.6	442.4	59.1	56.1	52.7	213.5	197.2
Corporate				(13.1)	(12.5)	(11.9)	(9.8)	(5.2)
Goodwill†				(25.1)	(17.7)	(15.8)	541.3	290.9

	2,916.0	2,728.2	2,673.6	205.7	196.4	189.0	1,025.0	707.2
Discontinued operations	—	—	161.7	—	—	7.7	—	—
Goodwill				—	—	(0.3)	—	—

	2,916.0	2,728.2	2,835.3	205.7	196.4	196.4	1,025.0	707.2

Geographical origin
North America	1,600.7	1,698.3	1,754.9	128.7	140.1	145.1	216.7	200.4
Europe	1,150.4	886.4	970.8	93.0	68.0	64.6	216.2	178.0
Rest of the world	164.9	143.5	109.6	22.2	18.5	14.7	60.6	43.1
Corporate				(13.1)	(12.5)	(11.9)	(9.8)	(5.2)
Goodwill††				(25.1)	(17.7)	(16.1)	541.3	290.9

	2,916.0	2,728.2	2,835.3	205.7	196.4	196.4	1,025.0	707.2

Geographical market supplied
North America	1,591.3	1,684.4	1,748.6
Europe	1,129.9	857.1	957.9
Rest of the world	194.8	186.7	128.8

	2,916.0	2,728.2	2,835.3

A reallocation of costs and net operating assets between Corporate and Outsourcing Services North America has been incorporated in this analysis.

Reconciliation to consolidated balance sheet

	2004	2003*
	£m	£m
Net operating assets	1,025.0	707.2
Interest bearing cash, debt and investments	(424.6)	(111.8)
Dividends and corporate taxes (Notes 10 and 12)	(109.7)	(101.6)
Provisions for deferred taxation and discontinued operations (Note 15)	(10.6)	(18.2)
Pension liabilities (Note 20)	(48.3)	(40.8)

Total net assets including pension liabilities	431.8	434.8

*	Restated on adoption of UITF38 ‘Accounting for ESOP trusts’.
†	Goodwill amortization comprised Outsourcing Services North America £4.5m (2003: £4.3m, 2002: £4.4m), Outsourcing Services Europe & Australasia £17.6m (2003: £10.2m, 2002: £8.4m) and Filtrona £3.0m (2003: £3.2m, 2002: £3.0m). Unamortized goodwill at December 31, 2004 comprised Outsourcing Services North America £96.7m (2003: £67.2m, 2002: £71.8m), Outsourcing Services Europe & Australasia £392.8m (2003: £186.6m, 2002: £178.9m) and Filtrona £51.8m (2003: £37.1m, 2002: £38.8m).
††	By geographical origin goodwill amortization comprised North America £5.6m (2003: £5.8m, 2002: £6.0m), Europe £19.0m (2003: £11.6m, 2002: £10.1m) and rest of the world £0.5m (2003: £0.3m, 2002: £nil). Unamortized goodwill at December 31, 2004 comprised North America £115.0m (2003: £88.0m, 2002: £96.5m), Europe £409.5m (2003: £197.9m, 2002: £189.0m) and rest of the world £16.8m (2003: £5.0m, 2002: £4.0m).

Notes to the Consolidated Financial Statements (continued)

2. Net operating charges

	Existing businesses 2004	Acquisitions 2004	Total 2004
	£m	£m	£m
Changes in stock of finished goods and work-in-progress	(13.4)	(4.8)	(18.2)
Raw materials and consumables	1,906.7	141.3	2,048.0
Employee costs	329.2	37.4	366.6
Depreciation and other amounts written off tangible and intangible fixed assets	48.8	9.3	58.1
Other operating charges	230.9	24.9	255.8

Net operating charges	2,502.2	208.1	2,710.3

Profit on ordinary activities is stated after charging:
Auditors’ remuneration:
audit – statutory reporting	1.5	0.4	1.9
further assurance services	1.4	—	1.4
tax services	1.2	—	1.2
Depreciation and other amounts written off tangible and intangible fixed assets:
owned and leased	31.1	1.9	33.0
amortization of goodwill	17.7	7.4	25.1
Hire of plant and machinery – rentals payable under operating leases	12.6	2.0	14.6

Total 2003
£m
Changes in stock of finished goods and work-in-progress	1.2
Raw materials and consumables	1,915.7
Employee costs	320.2
Depreciation and other amounts written off tangible and intangible fixed assets	50.2
Other operating charges	244.5

Net operating charges	2,531.8

Profit on ordinary activities is stated after charging:
Auditors’ remuneration:
audit – statutory reporting	1.5
further assurance services	1.5
tax services	0.9
Depreciation and other amounts written off tangible and intangible fixed assets:
owned and leased	32.5
amortization of goodwill	17.7
Hire of plant and machinery – rentals payable under operating leases	12.7

Notes to the Consolidated Financial Statements (continued)

2. Net operating charges (continued)

	Continuing operations 2002	Discontinued operations 2002	Total 2002
	£m	£m	£m
Changes in stock of finished goods and work-in-progress	(5.8)	26.4	20.6
Raw materials and consumables	1,901.2	100.4	2,001.6
Employee costs	316.1	13.4	329.5
Depreciation and other amounts written off tangible and intangible fixed assets	48.3	1.2	49.5
Other operating charges	224.8	12.9	237.7

Net operating charges	2,484.6	154.3	2,638.9

Profit on ordinary activities is stated after charging:
Auditors’ remuneration:
audit – statutory reporting	1.5	0.1	1.6
further assurance services	0.7	—	0.7
tax services	1.2	—	1.2
Depreciation and other amounts written off tangible and intangible fixed assets:
owned and leased	32.5	0.9	33.4
amortization of goodwill	15.8	0.3	16.1
Hire of plant and machinery – rentals payable under operating leases	14.8	2.0	16.8

Included within further assurance and tax services are fees in 2004 for work performed by the Company’s auditors of £2.1m (2003: £1.8m, 2002: £1.1m) for the Company and its UK subsidiaries and £0.5m (2003: £0.6m, 2002: £0.8m) for its non-UK subsidiary undertakings. Auditors’ remuneration for the Company’s statutory audit in 2004 was £0.3m (2003: £0.3m, 2002: £0.3m). The fees for further assurance services principally related to due diligence and other duties carried out in respect of acquisitions and disposals of businesses. The Company believes that, given their detailed knowledge of the Group’s operations, its structure and accounting policies and the importance of carrying out detailed due diligence as part of the acquisition process, it is appropriate for this additional work to be carried out by the Company’s auditors rather than another firm of accountants. The Audit Committee, which consists entirely of independent non-executive directors, reviews and approves the level and type of non-audit work which the auditors perform, including the fees paid for such work, thus ensuring that their objectivity and independence is not compromised.

Notes to the Consolidated Financial Statements (continued)

3. Net interest payable

	2004	2003	2002
	£m	£m	£m
Interest receivable
Bank deposits	9.0	7.7	4.5

	9.0	7.7	4.5

Interest payable
Bank loans and overdrafts	(9.1)	(3.2)	(4.5)
Other loans	(4.1)	(4.2)	(5.8)

	(13.2)	(7.4)	(10.3)

Other finance costs
Expected return on pension scheme assets	16.0	12.7	15.0
Interest on pension scheme liabilities	(16.6)	(14.8)	(14.4)

	(0.6)	(2.1)	0.6

Total net interest payable	(4.8)	(1.8)	(5.2)

4. Taxation on profit on ordinary activities

	2004	2003	2002
	£m	£m	£m
UK corporation tax
current year	90.6	12.7	18.3
prior years	(6.0)	0.1	(0.2)
double tax relief	(74.7)	(3.3)	(6.5)

Total UK corporation tax at 30.0% (2003: 30.0%, 2002: 30.0%)	9.9	9.5	11.6
Overseas taxes
current year	57.7	60.4	57.6
prior years	1.4	(6.0)	(1.0)

Total overseas taxes	59.1	54.4	56.6
Deferred taxation transfers
origination and reversal of timing differences	(0.9)	3.9	2.1

Total taxation for year	68.1	67.8	70.3
Credited/(debited) to other reserves
current taxation	0.1	2.2	(0.3)
deferred taxation	4.1	(1.0)	—

Taxation on profit on ordinary activities	72.3	69.0	70.0

Notes to the Consolidated Financial Statements (continued)

4. Taxation on profit on ordinary activities (continued)

Factors affecting taxation charge for the year

The taxation assessed for the year is higher than the standard rate of corporation tax in the UK of 30.0%. The differences are as follows:

	2004	2003	2002
	£m	£m	£m
Profit on ordinary activities before taxation	200.9	194.6	195.3
Taxation charge at UK corporation tax rate of 30.0% (2003: 30.0%, 2002: 30.0%)	60.3	58.4	58.6
Effects of:
permanent differences (primarily goodwill amortization)	7.0	4.1	3.1
capital allowances for period in excess of depreciation	(0.8)	(1.0)	(1.3)
other timing differences	(2.7)	(4.2)	(4.1)
unrelieved/(utilization of) tax losses	0.5	0.3	(0.3)
higher tax rates on overseas earnings	9.7	13.9	12.4
adjustments to taxation charge in respect of previous periods	(4.5)	(5.9)	(1.2)
other items	(0.4)	0.5	0.7

Current taxation charge for the year	69.1	66.1	67.9

5. Dividends paid and proposed

	Per share						Total
	2004		2003		2002		2004	2003	2002
							£m	£m	£m
Interim paid January 4, 2005	4.15	p	3.85	p	3.65	p	18.5	17.4	17.0
Proposed final payable July 1, 2005	9.15	p	8.25	p	7.55	p	39.9	37.0	35.3

	13.3	p	12.1	p	11.2	p	58.4	54.4	52.3

The 2004 interim dividend was £18.5m, £0.4m lower than the amount proposed of £18.9m due to the impact of the company purchasing its own shares.

6. Earnings per share

	2004		2003		2002
	£m		£m		£m
Profit for the financial year	127.4		124.6		124.8

Basic weighted average ordinary shares in issue (million)	443.0		455.2		461.4
Dilutive effect of employee share plans (million)	1.7		2.2		3.9

Diluted weighted average ordinary shares (million)	444.7		457.4		465.3

Basic earnings per share	28.7	p	27.4	p	27.1	p

Diluted basic earnings per share	28.6	p	27.2	p	26.8	p

Notes to the Consolidated Financial Statements (continued)

7. Intangible assets – goodwill

2004
£m
Cost
Beginning of year	344.1
Additions	272.9
Currency translation	1.7

End of year	618.7

Amortization
Beginning of year	53.2
Charge in year	25.1
Currency translation	(0.9)

End of year	77.4

Net book value at December 31, 2004	541.3

2003
£m
Cost
Beginning of year	326.4
Additions	23.5
Currency translation	(5.8)

End of year	344.1

Amortization
Beginning of year	36.9
Charge in year	17.7
Currency translation	(1.4)

End of year	53.2

Net book value at December 31, 2003	290.9

8. Tangible fixed assets

	Land and buildings 2004	Plant and machinery 2004	Fixtures, fittings and equipment 2004	Total 2004
	£m	£m	£m	£m
Cost or valuation
Beginning of year	75.3	256.9	80.1	412.3
Acquisitions	10.9	7.5	1.7	20.1
Additions	4.1	28.7	13.4	46.2
Disposals	(3.6)	(12.3)	(6.0)	(21.9)
Revaluation	(1.3)	—	—	(1.3)
Currency translation	(2.1)	(9.1)	(2.1)	(13.3)

End of year	83.3	271.7	87.1	442.1

Depreciation
Beginning of year	16.2	151.7	47.9	215.8
Charge in year	3.2	21.2	8.6	33.0
Disposals	(0.7)	(11.5)	(5.8)	(18.0)
Currency translation	(0.8)	(4.9)	(1.4)	(7.1)

End of year	17.9	156.5	49.3	223.7

Net book value at December 31, 2004	65.4	115.2	37.8	218.4

Notes to the Consolidated Financial Statements (continued)

8. Tangible fixed assets (continued)

	Land and buildings 2003	Plant and machinery 2003	Fixtures, fittings and equipment 2003	Total 2003
	£m	£m	£m	£m
Cost or valuation
Beginning of year	78.5	244.8	80.3	403.6
Acquisitions	2.0	2.2	1.0	5.2
Additions	3.3	26.8	7.7	37.8
Disposals	(5.0)	(6.0)	(6.2)	(17.2)
Currency translation	(3.5)	(10.9)	(2.7)	(17.1)

End of year	75.3	256.9	80.1	412.3

Depreciation
Beginning of year	15.9	141.9	46.2	204.0
Charge in year	3.0	20.4	9.1	32.5
Disposals	(2.2)	(4.8)	(6.0)	(13.0)
Currency translation	(0.5)	(5.8)	(1.4)	(7.7)

End of year	16.2	151.7	47.9	215.8

Net book value at December 31, 2003	59.1	105.2	32.2	196.5

The net book value of tangible fixed assets includes assets held under finance leases and hire purchase contracts totaling £6.2m (2003: £0.1m). Accumulated depreciation of these assets amounts to £0.8m (2003: £0.5m). Future capital expenditure at December 31, 2004 consisted of commitments not provided for of £0.3m (2003: £1.3m).

	Land	Freehold buildings	Long leasehold	Short leasehold	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m	£m	£m	£m
The net book value of tangible fixed assets at December 31, 2004 comprised:
At cost	2.3	46.3	11.9	7.6	271.7	87.1	426.9
At valuation	7.5	5.1	2.6	—	—	—	15.2

Cost or valuation	9.8	51.4	14.5	7.6	271.7	87.1	442.1
Depreciation		(9.3)	(3.1)	(5.5)	(156.5)	(49.3)	(223.7)

Net book value at December 31, 2004	9.8	42.1	11.4	2.1	115.2	37.8	218.4

Notes to the Consolidated Financial Statements (continued)

8. Tangible fixed assets (continued)

	Land	Freehold buildings	Long leasehold	Short leasehold	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m	£m	£m	£m
The net book value of tangible fixed assets at December 31, 2003 comprised:
At cost	2.1	42.7	6.3	7.7	256.9	80.1	395.8
At valuation	8.1	5.8	2.6	—	—	—	16.5

Cost or valuation	10.2	48.5	8.9	7.7	256.9	80.1	412.3
Depreciation		(8.3)	(2.6)	(5.3)	(151.7)	(47.9)	(215.8)

Net book value at December 31, 2003	10.2	40.2	6.3	2.4	105.2	32.2	196.5

	Land and buildings	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m
The historical cost and the related depreciation of the tangible fixed assets at December 31, 2004 are:
Historical cost	83.3	271.7	87.1	442.1
Depreciation	(17.9)	(156.5)	(49.3)	(223.7)

Net book value at December 31, 2004	65.4	115.2	37.8	218.4

	Land and buildings	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m
The historical cost and the related depreciation of the tangible fixed assets at December 31, 2003 are:
Historical cost	74.0	256.9	80.1	411.0
Depreciation	(16.2)	(151.7)	(47.9)	(215.8)

Net book value at December 31, 2003	57.8	105.2	32.2	195.2

9. Stocks

	2004	2003
	£m	£m
Raw materials and consumables	22.1	16.6
Work-in-progress	3.1	6.8
Finished goods and goods for resale	250.0	192.2

	275.2	215.6

10. Debtors

	2004	2003
	£m	£m
Trade debtors	374.4	296.8
Other debtors	60.9	52.9
Prepayments and accrued income	30.1	23.6
Corporate taxes	3.1	1.4

	468.5	374.7

Notes to the Consolidated Financial Statements (continued)

11. Investments held as current assets

	2004	2003
	£m	£m
Short term deposits repayable on demand	8.8	32.0
Short term deposits not repayable on demand	20.5	79.3

	29.3	111.3

12. Creditors

	2004	2003
	£m	£m
Amounts falling due within one year
Loans	179.0	17.4
Overdrafts	43.2	20.5
Obligations under finance leases	0.5	0.1
Trade creditors	307.6	246.5
Dividends proposed	58.4	54.4
Corporate taxes	54.4	48.6
Other taxation and social security contributions	12.6	6.4
Other creditors	43.3	29.1
Accruals and deferred income	87.3	76.1

	786.3	499.1

13. Creditors

	2004	2003
	£m	£m
Amounts falling due after more than one year
Loans	289.0	217.2
Obligations under finance leases	1.2	0.1
Accruals and deferred income	7.6	2.9

	297.8	220.2

14. Financial instruments

Short term debtors and creditors are excluded from the following disclosures, as permitted by FRS13 ‘Derivatives and Other Financial Instruments: Disclosures’.

Interest rate risk profile of financial assets and liabilities

The Group’s financial assets consist of cash at bank and in hand, and short term cash deposits repayable and not repayable on demand, together with other unlisted investments. The majority of the Group’s financial assets are at floating rates. Interest rates on short term cash deposits not repayable on demand are mainly set with reference to LIBID for periods ranging from one day to one year. Financial assets at December 31, 2004 were £113.7m (2003: £164.9m) of which 18% (2003: 69%) were denominated in sterling, 34% (2003: 14%) were denominated in US dollars and 32% (2003: 8%) were denominated in euros.

The majority of the Group’s financial liabilities are at floating rates of interest set with reference to LIBOR for periods ranging from one day to three months. During the year an average of 55% (2003: 66%) of forecast net debt was protected from adverse movements in interest rates with fixed rate debt and interest rate caps for an average period of 20 months (2003: 19 months).

Notes to the Consolidated Financial Statements (continued)

14. Financial instruments (continued)

After taking into account interest rate swaps and foreign exchange swaps, the interest rate and currency profile of the Group’s financial liabilities at December 31 was:

	Floating rate 2004	Fixed rate 2004	Sub-total 2004	Impact of foreign exchange swaps 2004	Total 2004	Floating rate 2003	Fixed rate 2003	Sub-total 2003	Impact of foreign exchange swaps 2003	Total 2003
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	268.4	—	268.4	(463.8)	(195.4)	15.1	—	15.1	(233.4)	(218.3)
US dollar	197.6	26.0	223.6	57.8	281.4	207.0	27.9	234.9	111.3	346.2
Euro	19.6	—	19.6	317.4	337.0	1.9	—	1.9	45.1	47.0
Other	1.3	—	1.3	88.6	89.9	3.4	—	3.4	77.0	80.4

	486.9	26.0	512.9	—	512.9	227.4	27.9	255.3	—	255.3

Fixed rate financial liabilities have an interest rate of 6.4% (2003: 6.4%) and a period of 18 months (2003: 30 months) until maturity.

Fair values of financial assets and liabilities

The fair values of financial assets and liabilities at December 31 were:

	Book value 2004	Fair value 2004	Book value 2003	Fair value 2003
	£m	£m	£m	£m
Primary financial instruments issued to finance the Group’s operations:
US dollar Bond	(117.2)	(126.7)	(125.7)	(141.3)

Derivative financial instruments held to manage the interest rate profile:
Interest rate derivatives	—	8.7	—	12.8

The unrealized gain on the interest rate derivatives at December 31, 2004 is £8.7m, of which £2.2m relates to the financial year ending December 31, 2005 and £6.5m thereafter.

Fair values have been calculated by discounting cash flows at the prevailing interest rates. Fair values of other financial assets and liabilities are not significantly different to book values.

Maturity of financial liabilities

The maturity of financial liabilities at December 31 was:

	2004	2003
	£m	£m
Within one year	222.7	38.0
After one year but within two years	71.4	46.5
After two years but within five years	192.5	120.4
After five years	26.3	50.4

	512.9	255.3

At December 31, 2004 loans amounting to £0.5m (2003: £1.3m) were secured by either fixed or floating charges on various assets of the relevant companies.

Notes to the Consolidated Financial Statements (continued)

14. Financial instruments (continued)

The Group’s available undrawn committed facilities at December 31 were:

	2004	2003
	£m	£m
Expiring within one year	86.9	53.3
Expiring after one year but within two years	20.9	29.1
Expiring after two years	398.4	135.2

	506.2	217.6

15. Provisions for liabilities and charges

	2004	2003
	£m	£m
Discontinued operations	1.1	1.4
Deferred taxation (Note 18)	9.5	16.8
Other	36.3	23.4

	46.9	41.6

	Discontinued operations	Deferred taxation	Other	Total
	£m	£m	£m	£m
Movements
At January 1, 2004	1.4	16.8	23.4	41.6
Charge	—	(0.9)	1.5	0.6
Acquisitions	—	(7.7)	20.0	12.3
Utilized	(0.2)	—	(9.1)	(9.3)
Transfer		2.4		2.4
Currency translation	(0.1)	(1.1)	0.5	(0.7)

At December 31, 2004	1.1	9.5	36.3	46.9

	Discontinued operations	Deferred taxation	Other	Total
	£m	£m	£m	£m
Movements
At January 1, 2003	1.8	21.4	19.9	43.1
Charge	—	3.9	4.3	8.2
Acquisitions	—	(0.3)	4.5	4.2
Utilized	(0.3)	—	(5.0)	(5.3)
Transfer		(7.1)		(7.1)
Currency translation	(0.1)	(1.1)	(0.3)	(1.5)

At December 31, 2003	1.4	16.8	23.4	41.6

Other provisions relate primarily to vacant properties, workers’ compensation claims, legal claims and environmental clean up costs, and are expected to be utilized in the near future.

Notes to the Consolidated Financial Statements (continued)

16. Share capital

	2004	2003
	£m	£m
Authorized: 680 million (2003: 680 million) ordinary shares of 25p each	170.0	170.0

Issued and fully paid ordinary shares of 25p each	112.5	112.1

Number of ordinary shares in issue
Beginning of year	448,344,451	467,024,892
Issued on option exercises	1,612,075	2,580,559
Cancellation of own shares	—	(21,261,000)

End of year	449,956,526	448,344,451

During the year, 13.0m ordinary shares with a nominal value of £3.3m were purchased into treasury, at a cost of £58.6m (including expenses). This represents 2.9% of the number of ordinary shares in issue at the beginning of the year.

Details of share options granted, performance shares awarded and options and awards exercised during 2004 and those outstanding at December 31, 2004, in each case in respect of options and awards over new issue shares, under the Company’s Sharesave Scheme (1991), Sharesave Scheme (2001), International Sharesave Plan, Executive Share Option Scheme (No.2) and 1994 Executive Share Option Scheme and Long Term Incentive Plan Part A and Part B are set out in the following table:

	2004 Grants/awards		2004 Exercises		Options outstanding at 12.31.04
	Number	Price (p)	Number	Price (p)	Number	Price (p)
Sharesave Scheme (1991)			406,157	160-365	454,264	224-365
Sharesave Scheme (2001)	840,126	347-361	145,215	296-389	2,689,263	296-389
International Sharesave Plan	85,492	361			218,562	296-389
Executive Scheme (No.2)			119,278	144-169
1994 Executive Scheme			935,365	212-450	8,992,263	212-461
LTIP Part A	1,460,000	428.75			1,429,000	428.75
LTIP Part B	206,250	—			206,250	—

	2,591,868		1,606,015		13,989,602

The outstanding options and awards are exercisable at various dates up to September 2014. As permitted by UITF17, the Company has not expensed the charge relating to the Sharesave Schemes and the International Sharesave Plan. Details of share options granted and exercised during 2003 and those outstanding at December 31, 2003, in each case in respect of options over new issue shares, under the Company’s Sharesave Scheme (1991), Sharesave Scheme (2001), International Sharesave Plan, Executive Share Option Scheme (No.2) and 1994 Executive Share Option Scheme are set out in the following table:

	2003 Grants		2003 Exercises		Options outstanding at 12.31.03
	Number	Price (p)	Number	Price (p)	Number	Price (p)
Sharesave Scheme (1991)			763,606	160-308	954,598	160-365
Sharesave Scheme (2001)	1,548,660	296-358	10,769	296-389	2,211,424	296-389
International Sharesave Plan	112,431	296	—		148,948	296-389
Executive Scheme (No.2)			171,970	126-169	119,278	144-169
1994 Executive Scheme	2,530,250	372-449	1,264,812	212-461	10,688,128	212-461

	4,191,341		2,211,157		14,122,376

Notes to the Consolidated Financial Statements (continued)

17. Movements on reserves

	Share premium account	Capital redemption reserve	Revaluation reserve	Profit and loss account
				Own shares	Retained earnings
	£m	£m	£m	£m	£m
At January 1, 2004 as previously reported	83.8	5.3	1.3		256.7
Prior year adjustment (adoption of UITF38)				(27.2)

At January 1, 2004 restated	83.8	5.3	1.3	(27.2)	256.7
Premium on exercise of options	4.5
Purchase of own shares				(58.6)
Purchase of employee trust shares				(9.8)
Amortization of trust shares				0.8
Currency translation					0.4
Actuarial loss on pension schemes					(13.3)
Deferred taxation on actuarial loss on pension schemes					4.0
Revaluation reserve movement			(1.3)
Retained profit for the financial year					69.0

At December 31, 2004	88.3	5.3	—	(94.8)	316.8

	Share premium account	Capital redemption reserve	Revaluation reserve	Profit and loss account*
				Own shares	Retained earnings
	£m	£m	£m	£m	£m
At January 1, 2003 as previously reported	77.3		1.5		279.6
Prior year adjustment (adoption of UITF38)				(19.2)

At January 1, 2003 restated	77.3		1.5	(19.2)	279.6
Premium on exercise of options	6.5				(0.1)
Purchase of own shares		5.3			(92.2)
Purchase of employee trust shares				(8.0)
Currency translation			(0.2)		(1.3)
Actuarial gain on pension schemes					0.9
Deferred taxation on actuarial gain on pension schemes					(0.4)
Retained profit for the financial year					70.2

At December 31, 2003	83.8	5.3	1.3	(27.2)	256.7

*	Restated an adoption of UITF38 ‘Accounting for ESOP trusts’.

Notes to the Consolidated Financial Statements (continued)

17. Movements on reserves (continued)

	Share premium account	Revaluation reserve	Profit and loss account*
			Own shares	Retained earnings
	£m	£m	£m	£m
At January 1, 2002 as previously restated	67.3	1.6		245.7
Prior year adjustment (adoption of UITF38)			(13.2)

At January 1, 2002 restated	67.3	1.6	(13.2)	245.7
Premium on exercise of options	10.0			(2.9)
Purchase of employee trust shares			(6.0)
Transfer of goodwill on disposals				19.4
Currency translation		(0.1)		(10.8)
Actuarial loss on pension schemes				(64.3)
Deferred taxation on actuarial loss on pension schemes				20.0
Retained profit for the financial year				72.5

At December 31, 2002	77.3	1.5	(19.2)	279.6

*	Restated on adoption of UITF38 ‘Accounting for ESOP trusts’.

Own shares are ordinary shares of the Company held by the Group in an employee benefit trust and shares purchased into treasury. The principal purpose of this trust is to hold shares in the Company for subsequent transfer to certain senior employees and executive directors relating to options granted and awards made in respect of market purchase shares under the Long Term Incentive Plans, the Deferred Annual Share Bonus Scheme and the 1994 Executive Share Option Scheme. For full details of such Plans and Schemes see Annex A to this Annual Report, the Directors’ Remuneration Report on pages A-1 to A-10. The assets, liabilities and expenditure of the trust have been incorporated in the Group’s financial statements. At December 31, 2004 the trust held 8,937,650 (2003: 7,054,952) shares, upon which dividends have been waived, with an aggregate nominal value of £2.2m (2003: £1.8m) and market value of £39.7m (2003: £30.1m).

At December 31, 2004 the cumulative amount of goodwill written off to reserves in respect of acquisitions made prior to January 1, 1998, net of goodwill attributable to subsidiary undertakings disposed of, was £287.9m (2003: £287.9m, 2002: £287.9m). Currency losses of £4.8m (2003: gains of £2.8m, 2002: gains of £9.0m) relating to forward foreign currency exchange contracts and borrowings to finance investment overseas have been included within the currency translation movement in the profit and loss account reserve.

Included within the profit and loss reserve is £48.3m (2003: £40.8m, 2002: £43.7m) in respect of pension scheme deficits net of deferred taxation (Note 20).

18. Deferred taxation

	2004	2003
	£m	£m
Accelerated capital allowances	11.3	11.9
Other timing differences	(1.8)	4.9

Deferred tax liability	9.5	16.8

The potential liability for deferred taxation not provided above is:
capital gains on disposal of properties	3.4	1.3

Deferred taxation has been accounted for in respect of future remittances of the accumulated reserves of overseas subsidiary undertakings only to the extent that such distributions are accrued as receivable. No provision has been made for potential corporate taxation on the unrealized revaluation surpluses in respect of properties which are expected to be held for the foreseeable future. A deferred taxation asset of £33.9m (2003: £33.9m) has not been recognized in respect of capital losses as the realization of this deferred taxation asset is not considered likely.

Notes to the Consolidated Financial Statements (continued)

19. Contingent liabilities

	2004	2003
	£m	£m
Bank guarantees	1.4	4.4
Other items	1.7	3.0

	3.1	7.4

Other items principally comprise trade and other guarantees.

20. Pensions

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

The amounts included in the financial statements are as follows:

	2004	2003	2002
	£m	£m	£m
Amounts charged to operating profit

Defined contribution schemes	8.6	8.0	7.4
Defined benefit schemes:
Service cost – continuing operations	7.4	7.0	8.9
Service cost – discontinued operations	—	—	1.0
Past service costs	—	—	1.7
Settlement	—	(1.3)	—

Total operating charge	16.0	13.7	19.0

Amounts included as other finance costs/(income)

Expected return on scheme assets	(16.0)	(12.7)	(15.0)
Interest on scheme liabilities	16.6	14.8	14.4

Net financial return	0.6	2.1	(0.6)

	16.6	15.8	18.4

Notes to the Consolidated Financial Statements (continued)

20. Pensions (continued)

	2004	2003	2002
	£m	£m	£m
Amounts recognized in the statement of total recognized gains and losses

Actual return less expected return on scheme assets	7.8	24.8	(42.2)
Experience loss on scheme liabilities	(3.6)	(7.4)	(6.7)
Impact of changes in assumptions relating to the present value of scheme liabilities	(17.5)	(16.5)	(15.4)

Actuarial (loss)/gain	(13.3)	0.9	(64.3)

The principal assumptions used by the independent qualified actuaries for the purposes of FRS17 were:

	Europe			US
	2004	2003	2002	2004	2003	2002
Rate of increase in salaries	3.75%	3.75%	3.25%	4.0%	5.0%	4.0%
Rate of increase in pensions	2.75%	2.75%	2.25%	—	—	—
Discount rate	5.3%	5.5%	5.5%	6.0%	6.25%	6.75%
Inflation rate	2.75%	2.75%	2.25%	2.5%	2.5%	2.5%

The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

The market value of the scheme assets, which are not intended to be realized in the short term and may be subject to significant change before they are realized, and the present value of the scheme liabilities, which are derived from cash flow projections over long periods and are therefore inherently uncertain, are:

	Europe 2004		US 2004		Total 2004
	Long term rate of return	Value £m	Long term rate of return	Value £m	Value £m
Equities	7.0%	127.8	9.8%	43.3	171.1
Bonds	4.8%	65.2	5.8%	17.4	82.6
Other	4.4%	5.0		—	5.0

Total market value		198.0		60.7	258.7
Present value of scheme liabilities		(255.5)		(73.0)	(328.5)

Deficit		(57.5)		(12.3)	(69.8)
Deferred taxation		17.2		4.3	21.5

Pension liabilities		(40.3)		(8.0)	(48.3)

	Europe 2003		US 2003		Total 2003
	Long term rate of return	Value £m	Long term rate of return	Value £m	Value £m
Equities	7.3%	114.4	9.7%	42.1	156.5
Bonds	5.2%	48.8	5.6%	16.3	65.1
Other	3.8%	4.9		—	4.9

Total market value		168.1		58.4	226.5
Present value of scheme liabilities		(216.2)		(69.4)	(285.6)

Deficit		(48.1)		(11.0)	(59.1)
Deferred taxation		14.4		3.9	18.3

Pension liabilities		(33.7)		(7.1)	(40.8)

Notes to the Consolidated Financial Statements (continued)

20. Pensions (continued)

	Europe 2002		US 2002		Total 2002
	Long term rate of return	Value £m	Long term rate of return	Value £m	Value £m
Equities	7.0%	94.4	9.7%	34.9	129.3
Bonds	4.5%	32.3	5.7%	15.9	48.2
Other	4.0%	15.7	4.3%	0.1	15.8

Total market value		142.4		50.9	193.3
Present value of scheme liabilities		(189.5)		(67.3)	(256.8)

Deficit		(47.1)		(16.4)	(63.5)
Deferred taxation		14.1		5.7	19.8

Pension liabilities		(33.0)		(10.7)	(43.7)

Movement in deficit during the year	2004	2003
	£m	£m
Beginning of year	(59.1)	(63.5)
Current service cost	(7.4)	(7.0)
Contributions	13.0	9.9
Settlement	—	1.3
Net financial return	(0.6)	(2.1)
Actuarial (loss)/gain	(13.3)	0.9
Currency translation and other movements	(2.4)	1.4

End of year	(69.8)	(59.1)

Experience gains and losses	% of scheme assets/ liabilities	2004	% of scheme assets/ liabilities	2003	% of scheme assets/ liabilities	2002
		£m		£m		£m
Difference between actual and expected return on scheme assets	3	7.8	11	24.8	(22)	(42.2)
Experience loss on scheme liabilities	(1)	(3.6)	(3)	(7.4)	(3)	(6.7)
Amount recognized in the statement of total recognized gains and losses	(4)	(13.3)	—	0.9	(25)	(64.3)

21. Operating lease commitments

	Land and buildings 2004	Other 2004	Land and buildings 2003	Other 2003
	£m	£m	£m	£m
At December 31, the Group had the following annual commitments under non-cancelable operating leases:
expiring within one year	4.4	3.0	2.8	3.3
expiring between one and five years	16.4	11.0	11.9	8.1
expiring after five years	14.8	0.2	8.8	0.2

	35.6	14.2	23.5	11.6

Notes to the Consolidated Financial Statements (continued)

22. Reconciliation of operating profit to net cash inflow from operating activities

	2004	2003	2002
	£m	£m	£m
Operating profit	205.7	196.4	196.4
Adjustments for non-cash items:
depreciation	33.0	32.5	33.4
goodwill amortization	25.1	17.7	16.1
other	0.6	1.0	(1.4)
Working capital movement	(25.2)	17.9	0.8
Special pension contribution	—	—	(20.0)
Employee trust shares	(9.8)	(8.8)	(6.3)
Other cash movements	(9.4)	(6.3)	(2.6)

Net cash inflow from operating activities	220.0	250.4	216.4

23. Analysis of net debt

	1.1.04	Cash flow	Acquisitions	Exchange Movements	12.31.04
	£m	£m	£m	£m	£m
Cash at bank and in hand	47.5	30.5		0.4	78.4
Short term deposits repayable on demand	32.0	(23.4)		0.2	8.8
Overdrafts	(20.5)	(22.4)		(0.3)	(43.2)

Cash	59.0	(15.3)		0.3	44.0

Debt due within one year	(17.4)	(150.0)	(4.3)	(7.3)	(179.0)
Debt due after one year	(217.2)	(24.5)	(60.9)	13.6	(289.0)
Finance leases	(0.2)	0.2	(1.7)	—	(1.7)

	(234.8)	(174.3)	(66.9)	6.3	(469.7)

Short term deposits not repayable on demand	79.3	(57.6)		(1.2)	20.5

Net debt	(96.5)	(247.2)	(66.9)	5.4	(405.2)

	1.1.03	Cash flow	Exchange movements	12.31.03
	£m	£m	£m	£m
Cash at bank and in hand	51.5	(4.1)	0.1	47.5
Short term deposits repayable on demand	3.2	28.6	0.2	32.0
Overdrafts	(35.5)	14.7	0.3	(20.5)

Cash	19.2	39.2	0.6	59.0

Debt due within one year	(0.7)	(8.3)	(8.4)	(17.4)
Debt due after one year	(261.7)	21.1	23.4	(217.2)
Finance leases	(0.3)	0.1	—	(0.2)

	(262.7)	12.9	15.0	(234.8)

Short term deposits not repayable on demand	137.5	(57.4)	(0.8)	79.3

Net debt	(106.0)	(5.3)	14.8	(96.5)

Notes to the Consolidated Financial Statements (continued)

23. Analysis of net debt (continued)

	1.1.02	Cash flow	Exchange movements	12.31.02
	£m	£m	£m	£m
Cash at bank and in hand	49.8	3.1	(1.4)	51.5
Short term deposits repayable on demand	20.7	(15.6)	(1.9)	3.2
Overdrafts	(25.7)	(10.5)	0.7	(35.5)

Cash	44.8	(23.0)	(2.6)	19.2

Debt due within one year	(38.5)	37.0	0.8	(0.7)
Debt due after one year	(249.7)	(37.4)	25.4	(261.7)
Finance leases	(0.6)	0.3	—	(0.3)

	(288.8)	(0.1)	26.2	(262.7)

Short term deposits not repayable on demand	9.5	128.7	(0.7)	137.5

Net debt	(234.5)	105.6	22.9	(106.0)

24. Acquisitions

The principal acquisitions made during the year were Skiffy, which the Company acquired in March, Groupe Pierre Le Goff, acquired in May, Cospak and TSN, acquired in October, Beltex and Joseph Weil & Sons, acquired in November and TEMO, acquired in December.

Acquisitions have been accounted for under the acquisition method of accounting and contributed £12.3 million to operating profit in 2004 (2003: £0.7 million, 2002: £2.7 million).

On acquisition the assets and liabilities of the businesses acquired were adjusted to reflect their fair values to the Group. The fair value adjustments are provisional and will be finalized in the 2005 financial statements.

The principal fair value adjustments are as follows:

The adjustments to tangible fixed assets, stocks, debtors and creditors reflect their estimated realizable or settlement value.

The adjustment to provisions for liabilities and charges includes amounts relating to the reassessment of potential liabilities that were not fully recognized on acquisition.

The adjustment to deferred taxation reflects the recognition of a deferred taxation asset for anticipated relief on fair value adjustments.

Notes to the Consolidated Financial Statements (continued)

24. Acquisitions (continued)

		Provisional fair value adjustments
	Book value at acquisition	Revaluation	Consistency of accounting policy	Fair value of assets acquired
	£m	£m	£m	£m
A summary of the effect of acquisitions is detailed below:
Tangible fixed assets	12.7	5.7	1.7	20.1
Stocks	48.3		(4.9)	43.4
Debtors	100.9	0.2	(1.9)	99.2
Creditors	(86.1)	(8.3)		(94.4)
Net bank overdrafts	(1.2)			(1.2)
Provisions for liabilities and charges	(0.4)	(17.5)	(2.1)	(20.0)
Loans	(65.2)		(1.7)	(66.9)
Deferred taxation	(0.4)	6.0	2.1	7.7
Taxation	(3.2)	(0.5)		(3.7)

	5.4	(14.4)	(6.8)	(15.8)

Goodwill				272.9

Consideration				257.1

Satisfied by:
Cash consideration				255.5
Deferred consideration				1.6

				257.1

The net cash outflow in 2004 in respect of acquisitions comprised:
Cash consideration				255.5
Net bank overdrafts acquired				1.2

Net cash outflow in respect of acquisitions				256.7

Notes to the Consolidated Financial Statements (continued)

24. Acquisitions (continued)

		Provisional fair value adjustments
	Book value at acquisition	Revaluation	Consistency of accounting policy	Fair value of assets acquired
	£m	£m	£m	£m
A summary of the effect of the Groupe Pierre Le Goff acquisition is detailed below:
Tangible fixed assets	7.0	5.9	1.7	14.6
Stocks	31.6		(4.4)	27.2
Debtors	82.2		(1.7)	80.5
Creditors	(68.9)	(5.9)		(74.8)
Net bank overdrafts	(1.3)			(1.3)
Provisions for liabilities and charges	(0.4)	(16.1)	(1.9)	(18.4)
Loans	(60.9)		(1.7)	(62.6)
Deferred taxation	(0.4)	5.9	2.1	7.6
Taxation	(2.7)	(0.3)		(3.0)

	(13.8)	(10.5)	(5.9)	(30.2)

Goodwill				196.2

Consideration				166.0

Satisfied by:
Cash consideration				166.0

The net cash outflow in 2004 in respect of the acquisition comprised:
Cash consideration				166.0
Net bank overdrafts acquired				1.3

Net cash outflow in respect of acquisitions				167.3

Notes to the Consolidated Financial Statements (continued)

24. Acquisitions (continued)

The principal acquisitions made during 2003 were Enterprise acquired in February, Fibertec and MultiLine both acquired in October and O’Mahony and Prolix both acquired in December.

On acquisition the assets and liabilities of the businesses acquired were adjusted to reflect their fair values to the Group. The fair value adjustments were provisional as at December 31, 2003 and were finalized in the 2004 Consolidated Financial Statements.

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

The net cash outflow in 2003 in respect of acquisitions comprised:
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

24. Acquisitions (continued)

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

The net cash outflow in 2002 in respect of acquisitions was:
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

Notes to the Consolidated Financial Statements (continued)

25. Disposals

There were no disposals in 2004 or 2003. The cash flows of £8 million in 2004 and of £10 million in 2003 represent deferred consideration on the sale of Paper Distribution which was disposed of in 2002. This disposal included a total of £18 million of deferred cash consideration payable in two tranches. £10 million was received on July 1, 2003 and the remaining £8 million was received on July 1, 2004.

Paper Distribution was disposed of in July 2002 and the Group’s small machine building activity at Jarrow was exited during 2002.

£m
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

26. Post balance sheet events

The Board has decided to demerge the Filtrona business area from the Group. It is planned to achieve this by paying the existing shareholders of the Company a dividend in specie thus creating Filtrona as an independent public company, while the Group will then become a simpler organization concentrating on the Outsourcing Services business area. It is expected that the process of demerger, which will be subject to shareholder approval, will be completed by June 2005.

27. Companies Act 1985

The Consolidated Financial Statements do not constitute “statutory accounts” within the meaning of the Companies Act 1985 of Great Britain for any of the periods presented. Statutory accounts for the year ended December 31, 2003 have been filed with the Registrar of Companies for England and Wales. The statutory accounts for the year ended December 31, 2004 will be delivered to the Registrar of Companies following the Company’s Annual General Meeting. The auditors have reported on these accounts. The reports were unqualified and did not contain statements under Section 237(2) or (3) of the Act.

These Consolidated Financial Statements exclude certain parent company statements and other information required by the Companies Act 1985, however, they include all material disclosures required by generally accepted accounting principles (GAAP) in the United Kingdom including those Companies Act 1985 disclosures relating to the statements of income and balance sheet items.

Notes to the Consolidated Financial Statements (continued)

28. Summary of significant differences between UK GAAP and US GAAP

The Group’s Consolidated Financial Statements are prepared in accordance with UK GAAP which differ in certain significant respects from US GAAP. Set out below is a summary of the significant differences, a reconciliation of profit from UK GAAP to US GAAP, a statement of comprehensive income, details of earnings per share in accordance with US GAAP, a reconciliation of the impact of SFAS 123R ‘Share-Based Payment’, a reconciliation of equity shareholders’ funds from UK GAAP to US GAAP and a consolidated summary cash flow statement on a US GAAP basis.

(a) Goodwill and other intangible assets

Under UK GAAP goodwill arising on acquisitions made after December 31, 1997 is capitalized and is amortized through the profit and loss account over a period of up to 20 years. Goodwill arising on acquisitions made prior to January 1, 1998 remains eliminated against equity reserves.

Under US GAAP the excess of the fair value of the consideration paid over the fair value of the net assets acquired including identifiable intangible assets is assigned to goodwill. Under SFAS 142 ‘Goodwill and Other Intangible Assets’, goodwill is capitalized and is subject to annual or more frequent impairment tests to identify any impairment loss. In accordance with SFAS 141 ‘Business Combinations’, identifiable intangible assets are capitalized and amortized over their useful economic lives.

Under UK GAAP the profit or loss on disposal of a business acquired prior to January 1, 1998 is calculated after taking account of any goodwill written off to reserves. Under US GAAP an adjustment to the UK GAAP profit or loss is made in respect of goodwill previously amortized.

(b) Own shares

The adoption of UITF38 ‘Accounting for ESOP trusts’ on January 1, 2004 eliminated the difference between accounting for own shares under UK GAAP and US GAAP.

(c) Ordinary dividends

Under UK GAAP ordinary dividends are accounted for in the period to which they relate which may be earlier than the date of declaration. Under US GAAP ordinary dividends are accounted for in the period in which they are declared.

(d) Property revaluations

Under UK GAAP until December 31, 1999 land and buildings were revalued periodically and depreciation based on such revalued amounts. As permitted under FRS15 ‘Tangible Fixed Assets’, the valuations of land and buildings have not been and will not be updated. Under US GAAP revaluations of fixed assets are not permitted and depreciation is calculated based on historic cost.

(e) Pension costs

Under UK GAAP pension schemes are accounted for in accordance with FRS17 ‘Retirement Benefits’. Under US GAAP they are accounted for under SFAS 87 ‘Employers’ Accounting for Pensions’ and SFAS 88 ‘Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits’.

Under UK GAAP actuarial gains and losses are recognized immediately in the statement of total recognized gains and losses. Under US GAAP actuarial gains and losses which exceed 10% of the value of the assets or liabilities at the start of the accounting period are amortized through the profit and loss account over the remaining lives of scheme members. US GAAP also requires the recognition of an additional minimum liability through a change to other comprehensive income when the plan is in deficit based on its accumulated benefit obligation. FRS17 requires that past service costs are recognized in full in the period in which they become vested whereas SFAS 87 requires that they be amortized over the remaining service lives of employees.

Notes to the Consolidated Financial Statements (continued)

28. Summary of significant differences between UK GAAP and US GAAP (continued)

(f) Share schemes

Under UK GAAP the Group recognizes a compensation cost based on the market price of its own shares acquired to satisfy the requirements of the Long Term Incentive Plans and the Deferred Annual Share Bonus Scheme based on the intrinsic value of the awards.

Under US GAAP, for the year ended December 31, 2003, the Group accounted for share ownership plans under the recognition and measurement provisions of APB Opinion 25 ‘Accounting for Stock issued to Employees’ and related interpretations. In 2004 the Group adopted the fair value recognition and measurement provisions of SFAS 123R ‘Share-Based Payment’. Under the modified prospective method, the compensation cost recognized in 2004 is measured under the provisions of SFAS 123R for all outstanding awards. On adoption certain awards have been reclassified from equity to liabilities based on their fair values at January 1, 2004 and the incremental cost so arising on adoption, net of tax, is reported as the cumulative effect of a change in accounting policy. Prior periods have not been restated.

(g) Derivative instruments

Under UK GAAP changes in the fair value of interest rate derivatives are not recognized in the financial statements but are disclosed in Note 14. Furthermore, gains and losses on forward foreign exchange contracts used for hedging net investments have been taken to reserves. Under US GAAP derivative financial instruments are recorded in the balance sheet as either an asset or liability at fair value. Changes in the fair value of these derivative instruments are recognized in the profit and loss account unless specific hedge accounting criteria are met. Certain of the Group’s derivatives qualify for hedge accounting under US GAAP thereby reducing the effect on the profit and loss account from gains and losses arising from changes in their fair values.

(h) Fair value adjustments

Under UK GAAP fair value adjustments on acquisitions are charged to goodwill up to the end of the accounting period following the year of acquisition. Under US GAAP fair value adjustments made after the allocation period, a period usually not longer than one year from the date of acquisition, are taken to the profit and loss account.

(i) Deferred taxation

The adoption of FRS19 ‘Deferred Tax’ on January 1, 2002 eliminated the majority of differences between accounting for deferred taxation under UK GAAP and US GAAP. However, under US GAAP deferred taxation is recognized on all differences between fair values assigned to assets and liabilities acquired in business combinations and their tax base. Under UK GAAP deferred taxation is not recognized on all such differences.

(j) Discontinued operations

UK GAAP and US GAAP have different criteria for determining discontinued operations. Under US GAAP discontinued operations would exclude the exiting of the small machine building activity at Jarrow during 2002.

(k) Cash flows

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

(l) Exceptional items

Under UK GAAP profit on sale of discontinued operations in 2002 is disclosed as an exceptional item after operating profit. Under US GAAP this profit is not treated as exceptional.

(m) Statement of comprehensive income

Under UK GAAP the statement of total recognized gains and losses is similar to the statement of comprehensive income under US GAAP.

		for the year ended December 31
Profit	Note	2004	2003	2002
		£m	£m	£m
Continuing operations		127.4	124.6	117.0
Discontinued operations		—	—	7.8

Profit for the financial year in accordance with UK GAAP		127.4	124.6	124.8

US GAAP adjustments:
Amortization of goodwill and other intangibles	(a)	14.0	14.5	13.4
Disposal of business	(a)	—	—	8.0
Pension costs	(e)	(0.9)	3.6	3.6
Share schemes	(f)	(4.8)	(2.5)	(0.5)
Derivative instruments	(g)	(6.9)	(10.1)	(1.2)
Fair value adjustments	(h)	(2.1)	—	—
Deferred taxation	(i)	6.5	—	—
Taxation on above adjustments		1.0	1.6	(0.3)

Net income before cumulative effect of change in accounting policy on adoption of SFAS 123R		134.2	131.7	147.8

Cumulative effect of change in accounting policy net of tax on adoption of SFAS 123R	(f)	(2.5)

Net income for the financial year in accordance with US GAAP		131.7	131.7	147.8

Continuing operations		134.2	131.7	126.5
Discontinued operations (1)		—	—	21.3
Cumulative effect of change in accounting policy net of tax on adoption of SFAS 123R	(f)	(2.5)

Net income for the financial year in accordance with US GAAP		131.7	131.7	147.8

(1)	Includes profit on disposal of discontinued operations in 2002 of £14.3m, representing an earnings per share impact of 3.1 pence.

Notes to the Consolidated Financial Statements (continued)

28. Summary of significant differences between UK GAAP and US GAAP (continued)

	for the year ended December 31
Statement of comprehensive income	2004	2003	2002
	£m	£m	£m
Net income for the financial year in accordance with US GAAP	131.7	131.7	147.8
Other comprehensive income:
Additional minimum pension liability net of income tax (1)	(5.4)	(3.2)	(53.4)
Currency translation net of income tax (2)	(2.2)	(17.3)	(23.6)

Comprehensive income in accordance with US GAAP	124.1	111.2	70.8

(1)	Income tax on additional minimum pension liability for 2004 was £2.7m (2003: £1.5m, 2002: £23.7m).
(2)	Income tax on currency translation for 2004 was £1.9m (2003: £(1.4)m, 2002: £0.6m).

	for the year ended December 31
Earnings per share in accordance with US GAAP	2004		2003		2002
	£m		£m		£m
Continuing operations	30.3	p	28.9	p	27.4	p
Discontinued operations	—		—		4.6	p
Cumulative effect of change in accounting policy net of tax on adoption of SFAS 123R	(0.6	)p

Earnings per share in accordance with US GAAP	29.7	p	28.9	p	32.0	p

	for the year ended December 31
Diluted earnings per share in accordance with US GAAP	2004		2003		2002
	£m		£m		£m
Continuing operations	29.9	p	28.6	p	27.0	p
Discontinued operations	—		—		4.6	p
Cumulative effect of change in accounting policy net of tax on adoption of SFAS 123R	(0.6	)p

Diluted earnings per share in accordance with US GAAP	29.3	p	28.6	p	31.6	p

		at December 31
Equity shareholders’ funds	Note	2004	2003*	2002*
		£m	£m	£m
Equity shareholders’ funds in accordance with UK GAAP		428.1	432.0	456.0
US GAAP adjustments:
Goodwill	(a)	65.4	165.4	177.4
Intangibles	(a)	247.8	63.9	48.7
Ordinary dividends	(c)	39.9	37.0	35.3
Disposal of business	(a)	—	—	8.0
Derivative instruments – interest rate swaps	(g)	8.7	12.8	16.7
Long term debt	(g)	(8.7)	(12.8)	(16.7)
Property revaluations	(d)	—	(1.3)	(1.5)
Pension costs	(e)	20.0	17.3	20.6
Share schemes	(f)	(7.9)	—	—
Deferred taxation	(i)	(71.9)	1.4	1.6
Taxation on above adjustments		(4.7)	(3.5)	(4.3)

Equity shareholders’ funds in accordance with US GAAP		716.7	712.2	741.8

*	UK GAAP restated on adoption of UITF38 ‘Accounting for ESOP trusts’.

Notes to the Consolidated Financial Statements (continued)

28. Summary of significant differences between UK GAAP and US GAAP (continued)

	for the year ended December 31
Consolidated cash flow statement	2004	2003	2002
	£m	£m	£m
Net cash inflow from operating activities	151.4	189.9	153.3
Net cash (outflow)/inflow from investing activities	(290.3)	(57.5)	2.6
Net cash inflow/(outflow) from financing activities	88.4	(165.3)	(30.2)

Net (decrease)/increase in cash and cash equivalents per US GAAP	(50.5)	(32.9)	125.7
Exchange movements	(0.6)	(0.5)	(4.0)
Cash and cash equivalents at beginning of year per US GAAP	158.8	192.2	70.5

Cash and cash equivalents at end of year per US GAAP	107.7	158.8	192.2

Notes to the Consolidated Financial Statements (continued)

Recent ASB and FASB pronouncements

In December 2004, the FASB issued SFAS 123 (revised 2004) ‘Share-Based Payment’ (SFAS 123R) which requires compensation costs related to share based payment transactions to be recognized in the financial statements. The compensation cost is based on the fair value of the share based awards issued and will be recognized over the period that an employee provides service in exchange for the award.

In 2004 the Group adopted the fair value recognition and measurement provisions of SFAS 123R ‘Share-Based Payment’. Under the modified prospective method, the compensation cost recognized in 2004 is measured under the provisions of SFAS 123R for all outstanding awards. On adoption certain awards have been reclassified from equity to liabilities based on their fair values at January 1, 2004 and the incremental cost so arising on adoption, net of tax, is reported as the cumulative effect of a change in accounting policy. Prior periods have not been restated.

In January 2003 the FASB issued Interpretation 46 ‘Consolidation of Variable Interest Entities’ (FIN 46) which requires the primary beneficiary of a variable interest entity’s activities to consolidate the variable interest entity. FIN 46 defined a variable interest entity as an entity in which the equity investors do not have substantive voting rights and there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The primary beneficiary is the party that absorbs a majority of the expected losses and/or receives a majority of the expected residual returns of the variable interest entity’s activities. In December 2003 FIN 46 was revised with the issuance of FASB Interpretation 46 (Revised) ‘Consolidation of Variable Interest Entities’ (FIN 46R), which supersedes and amends certain provisions of FIN 46. While FIN 46R retains many of the concepts and provisions of FIN 46, it also provides additional guidance related to the application of FIN 46, provides for certain additional scope exceptions, and incorporates several FASB Staff Positions issued related to the application of FIN 46.

Bunzl has not identified any material variable interest entities, or interests in variable interest entities which require consolidation or disclosure under FIN 46.

ANNEX A

Directors’ Remuneration Report

for the year ended December 31, 2004

Terms of reference of the Remuneration Committee

The terms of reference of the Remuneration Committee (‘the Committee’), as approved by the Board, embody the purpose of the Committee as ensuring that the Company’s executive directors and senior executives are properly incentivized and fairly rewarded for their individual contributions to the Group’s overall performance having due regard to the interests of the shareholders and to the financial and commercial health of the Group.

Membership

All members of the Committee, who are identified on pages 22 and 23 of the Annual Review and Summary Financial Statement, are independent non-executive directors. The Committee is chaired by Mr C A Banks. Members of the Committee do not have any personal financial interest (other than as shareholders) in matters decided by the Committee, nor do they have any potential conflict of interest arising from cross-directorships or day-to-day involvement in running the Group’s business. The Committee meets at least three times during the year and at other times as may be required. While the Chairman of the Company, Mr A J Habgood, is not a member of the Committee, he normally attends meetings except when the Committee is considering matters concerning himself. The Director of Group Human Resources acts as Secretary to the Committee.

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

In assessing the balance of performance related and non-performance related elements of remuneration, base pay and benefits are treated as non-performance related, whereas annual bonus (including awards under the Deferred Annual Share Bonus Scheme) (the ‘DASBS’) and long term incentives are treated as performance related. For this purpose, share options and performance shares are valued at an appropriate proportion of their face value on grant or award. On this basis, the Committee sets the remuneration package such that about half the total target remuneration package is derived from the performance related elements.

Both the overall competitiveness of the remuneration package and the balance between performance and non-performance related elements are kept under regular review in the light of market practice and the needs of the Company. The Committee commissions reports and receives advice on directors’ remuneration from independent remuneration and benefits consultants, namely Monks Partnership and New Bridge Street Consultants, who may from time to time also provide other services to the Company on remuneration and benefit matters that are not the subject of review by the Committee. New Bridge Street Consultants advised the Committee regarding the structure of a new executive long term incentive scheme to replace the 1994 Executive Share Option Scheme (the ‘1994 Scheme’) and the Long Term Incentive Plan (the ‘LTIP’). This new Long Term Incentive Plan (the ‘2004 LTIP’) was approved by shareholders at the Company’s Annual General Meeting in May 2004. Further details of the remuneration policy and how it is currently applied to the various aspects of remuneration is provided in the relevant sections below.

With regard to external pay survey data, the Committee reviews each year, prior to the annual review of base pay in January, information on remuneration and benefit levels based on an external survey conducted on its behalf by Monks Partnership. The Committee seeks to maintain, wherever possible, a consistent and appropriate basis for comparison year-on-year in terms of the survey methodology and, in particular, the use of comparator groups on which the survey is based. There are three comparator groups that the Committee uses. These are related to sales, profit before tax and market capitalization. In each case the comparator group consists of 20 non-financial UK based companies that have substantial operations overseas. 10 of the companies in each comparator group are the next highest and 10 are the next lowest compared to Bunzl. The results from each of the comparator groups are blended by Monks Partnership to provide an overall assessed market position as at January 1, 2004 of the year of the review. Neither Monks Partnership nor New Bridge Street Consultants provide specific recommendations to the Committee on remuneration or benefit levels for the executive directors. The Committee does, however, review survey information provided by them in the light of its established remuneration policy before making its decisions. All decisions of the Committee were implemented in full.

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

Annual bonus plan

The executive directors participate in an annual bonus plan intended to support the Company’s overall remuneration policy. The bonus plan for each executive director contains meaningful targets that seek to focus attention on one or two key measures of short to medium term achievement. In 2004, the target for the annual bonus for Mr A J Habgood and Mr D M Williams was linked to the Group’s achievement of earnings per share after certain specified adjustments (‘eps’). Detailed terms of the plan were determined by the Committee and provided for a bonus to be awarded if the Group achieved, in 2004, a threshold eps level. No bonus was to be awarded for eps achievement below the threshold level. The bonus plan provided for an increase in the bonus award pro rata for eps achievement above the threshold up to a target level of eps and for above target achievement. Half of this annual bonus is normally paid in cash to a maximum level of 65% of annual base pay and the balance (but with the total aggregate amount capped at 100% of base pay) is deferred under the rules of the DASBS, details of which are set out below.

For Mr P G Lorenzini, Mr C P Sander, Mr M J Harper and Mr P L Larmon, their bonus plans for 2004 were based on the profit and return on average capital employed achieved in the businesses for which they are directly responsible. Mr P L Larmon also has a portion of his bonus based on personal targets. Mr P G Lorenzini’s bonus is paid entirely in cash to a maximum of 70% of annual base pay pro-rated to take account of his retirement on July 31, 2004. For Mr C P Sander, Mr M J Harper and Mr P L Larmon half of the annual bonus is normally paid in cash to a maximum level of 60% of annual base pay and the balance (but with the total aggregate amount capped at 90% of base pay) is deferred under the rules of the DASBS. Bonus awards are not pensionable.

Under the DASBS, eligible executives, including the executive directors (with the exception of Mr P G Lorenzini), receive the deferred element of their annual bonus as an award of ordinary shares. The ordinary shares are purchased in the market and deposited with the Bunzl Group General Employee Benefit Trust (the ‘Trust’) until March 1 in the third year after the year in which the award is made, following which they are transferred to the executive provided normally that the executive has remained in the employment of the Group throughout that period or until their normal retirement date. The DASBS forms a part of the annual bonus plan so as to provide, in total, an annual bonus opportunity linked to the overall performance of the Group, with a significant portion of any bonus award held in shares for a three year period. The Committee believes this supports the overall remuneration policy and contributes to the alignment of executives’ and shareholders’ interests.

Details of the awards conditionally made and any shares transferred to the executive directors during 2004 under the DASBS and the outstanding awards at December 31, 2004 are shown in the table below.

	Shares held at January 1, 2004	Shares awarded during 2004	Shares transferred during 2004	Shares held at December 31, 2004
A J Habgood	104,764	57,994	—	162,758
D M Williams	56,862	30,930	—	87,792
C P Sander	48,666	25,805	—	74,471
M J Harper	29,010	16,222	—	45,232
P L Larmon	24,582	7,571	(10,590)	21,563

Notes

(a)	All awards of shares are made in respect of bonus performance in the previous year.

(b)	The market value of the shares at the date of transfer to Mr P L Larmon in 2004 was £47,231.

The Committee also reviews and authorizes the outline structure of annual bonus plans for other senior executives within the Group. These plans are based on performance targets relevant to individual businesses or areas of responsibility and are compatible with the principles of the bonus plans approved for the executive directors.

Share based incentives

The Committee believes that the long term performance of the Group is an important consideration for shareholders and that share based incentives are an important part of helping to align the interests of shareholders and those employed by the Group. The Committee welcomes the fact that each of the long-standing executive directors currently has a meaningful holding of Bunzl shares. During the year a formal share ownership guideline was introduced under which executive directors will be expected to retain a shareholding worth at least equal to their basic salaries. A period of three years will be allowed for executives who are promoted from within the Company to achieve this shareholding with an additional two years permitted in the case of external appointments.

The Group operates the 2004 LTIP under which the executive directors and other senior executives in the Group may be granted share options or awards in respect of performance shares. Participation in the 2004 LTIP is at the discretion of the Committee. The Committee reviews biannually the level of grant, taking account of each executive’s performance and job responsibilities. No further options will be granted under the 1994 Scheme, the Executive Share Option Scheme (No.2) (the ‘No.2 Scheme’) or the previous LTIP, all of which are now closed with the exception of any outstanding options or awards. There are no outstanding options under the No.2 Scheme. Options were granted and performance shares awarded to the UK executive directors in March or May and October 2004 in respect of market purchased shares some of which are held through the Trust. Options and performance shares granted and awarded to Mr P L Larmon in the same period were in respect of new issue shares. Mr P G Lorenzini did not participate in any share based incentive schemes.

The 2004 LTIP is divided into two parts. Part A allows the Board to grant share options. Annual grants may not exceed an amount equal to three times base salary. In normal circumstances options granted are exercisable, subject to satisfaction of the relevant performance conditions as referred to below, not earlier than three years and not later than 10 years after the date of grant. Share options granted to date have a performance condition attached based on the Company’s eps growth (adjusted to exclude items which do not reflect the Company’s underlying financial performance and goodwill amortization) relative to UK inflation over three years. The performance conditions for options granted operate on the following sliding scale:

Face value of annual share options grant as a proportion of salary	Total margin over UK inflation after 3 years
First 150% of salary	9%
Next 75% of salary	12%
Next 75% of salary	19%

The performance condition is tested after three years, with no provision for retesting. Accordingly, to the extent the performance condition has not been met after three financial years, the relevant share options will lapse. The

Committee can set different performance conditions from those described above for future options, provided that the new conditions are no less challenging. Similarly the Committee can adjust the performance conditions of existing options to take account of technical changes, for example changes in accounting standards or in the event of a rights issue. The amended condition will be no less challenging as a result of the change.

The table below shows the number of share options held at December 31, 2004 by executive directors under the executive share options schemes.

	Exercise price (p)	Options exercisable between	Options at December 31, 2004	Options at January 1, 2004
A J Habgood	246 289 384 455.5 450 482 461 372.25 446.25 451.5	03.09.02 –03.08.09 03.01.03 –02.28.10 08.30.03 –08.29.10 02.27.04 –02.26.11 08.29.04 –08.28.11 02.28.05 –02.27.12 08.29.05 –08.28.12 02.25.06 –02.24.13 08.27.06 –08.26.13 03.03.07 –03.02.14	406,504 150,000 125,000 135,000 145,000 155,000 190,000 305,000 305,000 305,000	406,504 150,000 125,000 135,000 145,000 155,000 190,000 305,000 305,000

D M Williams	151 246 245 289 384 455.5 450 482 461 372.25 446.25 460.5	06.23.97 –06.22.04 03.09.02 –03.08.09 03.30.02 –03.29.09 03.01.03 –02.28.10 08.30.03 –08.29.10 02.27.04 –02.26.11 08.29.04 –08.28.11 02.28.05 –02.27.12 08.29.05 –08.28.12 02.25.06 –02.24.13 08.27.06 –08.26.13 05.26.07 –05.25.14	— 145,782 29,275 80,000 65,000 65,000 70,000 75,000 90,000 125,000 125,000 125,000	70,778 145,782 29,275 80,000 65,000 65,000 70,000 75,000 90,000 125,000 125,000

C P Sander	455.5 450 482 461 372.25 446.25 451.5	02.27.04 –02.26.11 08.29.04 –08.28.11 02.28.05 –02.27.12 08.29.05 –08.28.12 02.25.06 –02.24.13 08.27.06 –08.26.13 03.03.07 –03.02.14	25,000 25,000 25,000 40,000 60,000 60,000 60,000	25,000 25,000 25,000 40,000 60,000 60,000

M J Harper	246 289 384 455.5 450 482 461 372.25 446.25 451.5	03.09.02 –03.08.09 03.01.03 –02.28.10 08.30.03 –08.29.10 02.27.04 –02.26.11 08.29.04 –08.28.11 02.28.05 –02.27.12 08.29.05 –08.28.12 02.25.06 –02.24.13 08.27.06 –08.26.13 03.03.07 –03.02.14	— 30,000 30,000 25,000 25,000 25,000 40,000 60,000 60,000 60,000	40,000 30,000 30,000 25,000 25,000 25,000 40,000 60,000 60,000

	Exercise price (p)	Options exercisable between	Options at December 31, 2004	Options at January 1, 2004
P L Larmon	328 384 455.5 450 482 461 372.25 446.25 451.5	09.01.02 –08.31.09 08.30.03 –08.29.10 02.27.04 –02.26.11 08.29.04 –08.28.11 02.28.05 –02.27.12 08.29.05 –08.28.12 02.25.06 –02.24.13 08.27.06 –08.26.13 03.03.07 –03.02.14	15,000 20,000 20,000 20,000 20,000 20,000 30,000 30,000 60,000	20,000 20,000 20,000 20,000 20,000 20,000 30,000 30,000

Notes

a)	The following executive share options were exercised during 2004 by:

(i)	Mr D M Williams on May 25, 2004 in respect of 70,778 ordinary shares at an exercise price of 151p (market price 464p);

(ii)	Mr M J Harper on November 29, 2004 in respect of 40,000 ordinary shares at an exercise price of 246p (market price 452p); and

(iii)	Mr P L Larmon on December 24, 2004 in respect of 5,000 shares at an exercise price of 328p (market price 435p).

b)	The exercise price of executive share options is the market price prevailing at or immediately prior to the date of grant of the option.

c)	The mid-market price of an ordinary share on December 31, 2004 was 434.5p and the range during 2004 was 405p to 486p.

d)	The No.2 Scheme did not have performance conditions. The performance condition for options granted under the 1994 Scheme is that they may not be exercised unless the growth in eps over a period of three consecutive financial years exceeds the growth in the UK retail price index over the same period by at least 6%.

e)	All options held at December 31, 2004 are under the 1994 Scheme, except for the most recent grant which was made under the 2004 LTIP.

The UK based executive directors may also participate in a Sharesave Scheme which is approved by the Inland Revenue and is open to all UK employees who have completed at least one year of continuous service. It is linked to a contract for monthly savings of up to £250 per month over a period of either three or five years. Under the Sharesave Scheme options are granted to participating employees at a discount of up to 20% to the market price prevailing on the day immediately preceding the date of invitation to apply for the option. Options are normally exercisable either three or five years after they have been granted. The following table sets out the number of share options held under the Sharesave Scheme by the UK based executive directors.

	Exercise price (p)	Options exercisable between	Options at December 31, 2004	Options at January 1, 2004
A J Habgood	296	05.01.06 –11.01.06	3,192	3,192
D M Williams	308 358	11.01.03 –05.01.04 09.24.06 –03.24.07	— 2,576	3,145 2,576
C P Sander	231	06.01.05 –11.30.05	7,305	7,305
M J Harper	296	05.01.08 –10.31.08	5,548	5,548

Notes

a)	Mr D M Williams exercised 3,145 options under the Sharesave Scheme (1991) on March 5, 2004 at an exercise price of 308p (market price 467p).

b)	The current Sharesave Scheme was approved by shareholders in 2001. Mr C P Sander still participates in the previous Sharesave Scheme approved by shareholders in 1991.

US based executive directors may participate in the Bunzl Employee Stock Purchase Plan (US). This Plan provides an opportunity for employees in the US to purchase the Company’s shares in the form of American Depositary Receipts (‘ADRs’) at a 15% discount to the market price, up to an annual maximum of 10% of remuneration or $25,000 worth of ADRs, whichever is lower. The purchase of the ADRs is funded by after-tax payroll deductions from the employee with the employing company contributing the 15% discount.

Based on the authority obtained at the 2001 Annual General Meeting, the Company introduced the International Sharesave Plan during 2002. This operates on a similar basis to the Sharesave Scheme (2001) except that options are normally exercisable three years after they have been granted. None of the executive directors are eligible to participate in this Plan.

Part B of the 2004 LTIP allows the Board to award performance shares which is a conditional right to receive shares in the Company for no or nominal consideration. Annual awards may not exceed an amount equal to two times base salary. A performance share award will normally vest (i.e. become exercisable) on the third anniversary of its grant to the extent that the applicable performance condition has been satisfied and will remain capable of being exercised for the three year period following the date on which it vests. The extent to which performance share awards vest will be subject to the Company’s total shareholder return (‘TSR’) performance over a three year period relative to the TSR performance of a specified group of companies (the ‘Peer Group’). The process for identifying the Peer Group is the same as that used for identifying the comparator group for the setting of base pay as described under ‘Remuneration policy’ on page 30 of the Directors’ Report and Accounts 2004. The companies currently within the Peer Group for any awards to be made in 2005 are:

Alliance Unichem	Exel	Rentokil Initial
Allied Domecq	FKI	Reuters
Amec	GKN	Rexam
BAE	Hanson	RMC
BG Group	ICI	Rolls-Royce Group
BOC Group	IMI	Sage Group
BPB	Inchcape	Scottish & Newcastle
British Airways	Johnson Matthey	Signet Group
Cable & Wireless	LogicaCMG	Smith & Nephew
Compass Group	Novar	Smiths Group
Cookson Group	Pearson	Tate & Lyle
Corus Group	Reckitt Benckiser	Tomkins
EMI Group	Reed Elsevier	Xstrata

A performance share award will vest in full only if the Company’s TSR performance is ranked at upper quartile or above within the Peer Group and the following vesting schedule will apply:

TSR	Proportion of performance share award exercisable
Below median	0
Median	25%
Median to upper quartile	25% - 100%
(pro rata, on a straight line basis)
Upper quartile or above	100%

The performance condition will be tested after three years and there is no provision for retesting. Accordingly, to the extent the performance condition has not been met after three years, the relevant performance share awards will lapse. As with the share option grants, the Committee reviews the performance condition each time performance share awards are made in order to ensure that they remain challenging and may impose different conditions on performance share awards made in subsequent years provided that any new conditions are no less challenging.

The table below shows the number of performance share awards allocated at December 31, 2004 to the executive directors under the LTIP and 2004 LTIP, all for no consideration.

	Awards (shares) held at January 1, 2004 or date of appointment	Conditional shares awarded during 2004	Awards (shares) vested during 2004 or since date of appointment	Awards (shares) held at December 31, 2004
A J Habgood	—	228,750	—	228,750
D M Williams	89,000	93,750	—	93,750
C P Sander	100,000	60,000	—	160,000
M J Harper	—	60,000	—	60,000
P L Larmon	—	60,000	—	60,000

Notes

a)	The award of 89,000 shares, which vested at the end of 2000, was exercised by Mr D M Williams on November 17, 2004 giving a total market value on exercise of £398,557.

b)	The award held by Mr C P Sander of 100,000 shares had vested by the date of his appointment but remains subject to continued employment. The award is exercisable from March 1, 2005 until November 20, 2010.

c)	All awards made in 2004 were under the 2004 LTIP.

Any shares required to fulfill entitlements under the share based incentive schemes in respect of options and awards over market purchased shares will be provided by the Trust. Mr A J Habgood, Mr D M Williams, Mr C P Sander, Mr M J Harper and Mr P L Larmon are deemed by virtue of the Companies Act 1985 to be interested in all the shares held by the Trust, which at December 31, 2004 amounted to 8,937,650 ordinary shares, because they are potential beneficiaries under the Trust together with all other directors and employees of the Group. These interests do not reflect the awards actually made to them individually through the Trust that are summarized above.

The Company’s TSR over the last five years compared to that of the FTSE Support Services Sector is shown in the graph on page 4 of the Annual Review and Summary Financial Statement.

Retirement benefits

As stated in the Accounting Policies section of the financial statements and elaborated upon in the relevant note thereto, the Group utilizes both defined benefit and defined contribution pension schemes throughout the world. All principal defined benefit schemes are now closed to new entrants who are now offered a defined contribution arrangement.

In the UK the Group has historically operated as its main contributory scheme for senior executives the Bunzl Senior Pension Scheme (‘BSPS’). BSPS provides for members’ contributions currently at the rate of 9% of pensionable salary (which is basic salary) with the Group being responsible for the balance of the cost of providing the benefit as determined from time to time by the consulting actuaries to BSPS. Subject to Inland Revenue limits, BSPS members are eligible for a pension which accrues at a maximum rate of 3% per annum up to two thirds of pensionable salary, with a normal retirement age of 60 years. BSPS also provides for payment of certain benefits in the event of death or disability. The current UK executive directors may choose to be members of BSPS or to opt for a private pension scheme. In the event that a director opts for a private pension scheme the Company also contributes to lump sum life assurance cover equivalent to that provided under BSPS. Because of the cap on pensionable salary introduced in the Finance Act 1989, the amount of direct contribution by the Company to pension schemes for some of the UK executive directors is limited and arrangements have therefore been made to provide the executive directors with an allowance which permits them to make provision, of their choice, in respect of that part of their salary which exceeds the cap.

In the US the main scheme for employees is the non-contributory Bunzl USA, Inc Retirement Plan (the ‘US Plan’). Subject to IRS limits, members of the US Plan earn a lifetime pension which accrues at a rate of 1.67% per annum, up to 50% of the five year average pensionable salary less the primary Social Security benefit, with a normal retirement age of 65 years. Pensionable salary in the US Plan is capped at $140,000. The US Plan also provides for certain benefits in the event of death or disability. On closure of the US Plan to new entrants all existing participating employees had the choice to continue in the existing scheme or freeze their benefit and join a defined contribution plan, the Retirement Saving Benefit (the ‘RSB’). Contributions to the RSB are fully funded by the employer on a sliding scale that is age related. The contributions are a percentage of base salary (maximum 5%), which is capped at $200,000 per annum. Because of the cap on pensionable salary under the US Plan and the RSB, the pensions of senior US executives are limited and arrangements have been made to provide certain executives with supplementary pensions through a Senior Executive Retirement Agreement (‘SERA’). Mr P G Lorenzini’s SERA provides for a lifetime pension of $370,000 per annum, payable upon retirement. Mr P L Larmon’s SERA provides for a lifetime pension of $100,000 per annum, payable upon retirement.

Executive directors’ service contracts

It is the Company’s policy that executive directors are normally employed on contracts that provide for 12 months’ notice from the Company and six months’ notice from the executive. For the UK executive directors, the only circumstance in which there is predetermined compensation for termination of these contracts is where there is a change of control of the Company. Mr P L Larmon’s contract provides that on termination by the Company without cause he is entitled to receive payment of 12 months base salary plus health insurance coverage, reduced by any interim earnings. There are no provisions for any of the directors for predetermined compensation in excess of one year’s remuneration and benefits in kind. The date of each service contract is noted in the table below.

Date of service contract
A J Habgood	January 16, 1996
D M Williams	January 16, 1996
C P Sander	January 19, 2005
M J Harper	January 19, 2005
P L Larmon	January 1, 2005

Mr P G Lorenzini retired from the Company on July 31, 2004.

Other principal benefits for executive directors

In common with many senior executives in the Group, the executive directors are eligible for certain benefits which include the provision of a company car and payment of its operating expenses including fuel, or a cash allowance in lieu thereof, in line with prevailing Group policies, and, in the case of Mr A J Habgood, Mr D M Williams, Mr C P Sander and Mr M J Harper private medical plan coverage under the Company’s prevailing UK healthcare plan. Mr P L Larmon participates (and Mr P G Lorenzini participated until his retirement) in welfare benefit plans made available to all US employees of the Group covering life insurance, medical, dental and disability cover.

Non-executive directors

The non-executive directors are paid an annual fee for their services plus a daily fee for attending meetings of the Board. In addition, where relevant, they are paid a fee for chairing a Board Committee. The non-executive directors do not have service contracts, are not eligible for pension scheme membership or other employee benefits and do not participate in any of the Group’s bonus, share option or long term incentive plans. The non-executive directors’ pay is reviewed annually, based on external market survey data, and is determined by the Board.

With the specific approval of the Board in each case, executive directors may accept external appointments as non-executive directors of other companies and retain any related fees paid to them. Mr A J Habgood served as a non-executive director of SVG Capital plc throughout 2004 and retained the fees paid for this service of £30,500. In addition Mr A J Habgood served as a non-executive director of Marks and Spencer Group plc from July 15, 2004 and retained the fees paid for this service of £23,138. Mr D M Williams served as a non-executive director of George Wimpey Plc throughout 2004 and retained the fees paid for this service of £38,750.

Directors’ remuneration

The following table gives details of each director’s remuneration for the year.

	Salary/fees 2004	Annual cash bonus 2004	Pension allowance 2004	Benefits 2004	Total 2004	Total 2003
	£000	£000	£000	£000	£000	£000
Executive
A J Habgood	825.0	368.5	238.8	29.0	1,461.3	1,205.6
D M Williams	435.0	194.3	100.1	23.2	752.6	652.2
P G Lorenzini	448.7	255.4	—	91.6	795.7	1,381.2
C P Sander	145.4	77.4	20.0	5.0	247.8	—
M J Harper	19.7	6.7	—	1.3	27.7	—
P L Larmon	22.8	6.1	—	1.0	29.9	—
Non-executive
A P Dyer	86.7	—	—	—	86.7	82.8
S G Williams	26.2	—	—	—	26.2	32.7
P Heiden	39.4	—	—	—	39.4	35.5
J F Harris	62.7	—	—	—	62.7	51.3
C A Banks	48.0	—	—	—	48.0	38.0
M J Roney	38.1	—	—	—	38.1	21.8
U Wolters	22.8	—	—	—	22.8	—

Notes

a)	The remuneration for Mr P G Lorenzini, Mr A P Dyer and Mr P L Larmon is paid or determined in US dollars and has been translated at the average exchange rates for the year of £1: $1.82 in respect of 2004 and £1: $1.64 in respect of 2003.

b)	The remuneration of Mr P G Lorenzini relates to the period from January 1, 2004 until July 31, 2004, the date of his retirement from the Board and, in the case of benefits, includes amounts for benefits provided from August 1, 2004 until December 31, 2004 of £7,320 and to be provided for 2005 of £26,000, for 2006 of £26,000 and for 2007 of £15,200. All obligations will cease on July 31, 2007.

c)	The remuneration of Mr C P Sander relates to the period from July 21, 2004 (the date of his appointment to the Board) to December 31, 2004. The remuneration of Mr M J Harper and Mr P L Larmon relates to the period from December 8, 2004 (the date of their appointment to the Board) to December 31, 2004. The remuneration of Mr S G Williams relates to the period from January 1, 2004 until August 31, 2004, the date of his retirement from the Board. The remuneration for Dr U Wolters relates to the period from July 1, 2004 (the date of his appointment to the Board) to December 31, 2004.

d)	Benefits incorporate all taxable benefits arising from employment by the Company and principally relate to the provision of a company car or cash allowance in lieu thereof.

e)	The figures above represent remuneration earned as directors during the relevant financial year including, in the case of the executive directors, the cash element of the bonus which is paid in the year following that in which it is earned. The deferred element of the bonus is conditionally allocated as shares as described on page 30 of the Directors’ Report and Accounts 2004 and is not included in the table above. Shares relating to the 2003 bonus were allocated in 2004 as shown in the table on page 31 of the Directors’ Report and Accounts 2004 and for the 2004 bonus will be allocated in 2005.

f)	The fees paid in respect of Mr S G Williams’ services were paid to his employer, Unilever PLC, and not to Mr S G Williams personally.

g)	As Mr A J Habgood is not a member of the Company pension scheme, the Company normally makes a direct pension contribution, at Mr A J Habgood’s direction, to a personal pension scheme in his name. In 2004 no payment was made (2003: £34,493). The values of the pension benefits for the other executive directors are shown in the following table and are not included in the directors’ remuneration table above. In addition the Company paid all necessary contributions, on actuarial advice, to a SERA for the US executive directors. For Mr P G Lorenzini in 2004 in the seven months prior to his retirement this amounted to £150,123 (2003: £183,170) and for Mr P L Larmon in the period since his appointment in December 2004 this amounted to £3,309.

	Accrued benefits at 31.12.03 or date of appointment whichever is the later	Accrued benefits at 31.12.04 or date of retirement whichever is the earlier	Transfer value of accrued benefits at 31.12.03 or date of appointment whichever is the later	Change in transfer value of accrued benefits during the year, after deducting contributions made by the director during the year	Transfer value of accrued benefits at 31.12.04 or date of retirement whichever is the earlier
	£	£	£	£	£
D M Williams	36,383	40,545	631,327	143,532	783,971
P G Lorenzini*	24,237	22,765	226,169	(422)	225,747
C P Sander	25,542	26,730	214,115	48,717	266,928
M J Harper	114,849	116,219	1,364,446	47,674	1,413,706
P L Larmon*	13,607	13,607	57,978	307	58,285

*	Excluding SERA entitlements.

Notes

a)	Of the additional benefits accrued since January 1, 2004 or date of appointment, whichever is the later, the increases attributable to factors other than inflation were £3,034 for Mr D M Williams, £835 for Mr C P Sander and £1,150 for Mr M J Harper.

b)	Accrued benefits are the annual amount that would be paid on retirement at the normal retirement age based on service to December 31, 2004 other than for Mr P G Lorenzini who retired on July 31, 2004.

c)	The above figures do not take account of any Additional Voluntary Contributions that all members of BSPS have the option to make.

d)	The transfer values of accrued benefits have been calculated on the basis of actuarial advice in accordance with any relevant actuarial legislation and, in the case of Mr D M Williams, Mr C P Sander and Mr M J Harper, are net of their contributions.

e)	Mr P L Larmon’s benefits under the US Plan are frozen as he is now a member of the RSB. No contributions have been made into these Plans since his appointment to the Board.

f)	In addition Mr P G Lorenzini participated until retirement and Mr P L Larmon participates in the Bunzl USA, Inc Deferred Savings (401k) Plan. The Company makes matching contributions to this Plan. During 2004 such contributions amounted to £4,945 (2003: £5,488) in the case of Mr P G Lorenzini. For Mr P L Larmon no contributions have been made between his appointment date on December 8, 2004 and December 31, 2004.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Memorandum and Articles of Association of the Company, (filed herewith).

2.1	Form of Deposit Agreement dated as of October 29, 1998 among the Company, The Bank of New York and the holders from time to time of the American Depositary Receipts issued thereunder. (Incorporated by reference to Exhibit A of the Company’s Registration Statement on Form F-6 (File No. 333-9536) filed on October 20, 1998.)

2.2	Form of American Depositary Receipt attached as Exhibit A to the Form of Deposit Agreement. (Incorporated by reference to Exhibit A of the Company’s Registration Statement on Form F-6 (File No. 333-9536) filed on October 20, 1998.)

4.1.	Service Agreement as of January 16, 1996 between the Company and A.J. Habgood. (Incorporated by reference to the Company’s Form 20-F (File No. 001-14868) filed on June 21, 2001.)

4.2	Service Agreement as of January 16, 1996 between the Company and D.M. Williams. (Incorporated by reference to the Company’s Form 20-F (File No. 001-14868) filed on June 21, 2001.)

4.3	Service Agreement as of January 1, 2005 between Bunzl USA, Inc. and P.L. Larmon (filed herewith).

4.4	Service Agreement as of January 19, 2005 between the Company and C.P. Sander (filed herewith).

4.5	Service Agreement as of January 19, 2005 between the Company and M.J. Harper (filed herewith).

12.1	Certification of A.J. Habgood filed pursuant to Securities Exchange Act of 1934, as amended (the “Exchange Act”) Rule 13a-14(a).

12.2	Certification of D.M. Williams filed pursuant to Exchange Act Rule 13a-14(a).

13.1	Certification of A.J. Habgood and D.M. Williams furnished pursuant to Exchange Act Rule 13a-14(b).

14.1	Consent of KPMG Audit Plc to the incorporation by reference of their report dated February 28, 2005 under Item 3 of Part II of the Company’s Registration Statement on Form S-8 (File No. 333-93615) filed on December 27, 1999.