Form 20-F
period 2005-12-31
BUNZL PLC
filed 2006-04-28
CIK 1072397

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISION ON APRIL 28, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐                                   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐                                   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐                                   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14868

BUNZL PLC

(Exact Name of Registrant as Specified in Its Charter)

ENGLAND

(Jurisdiction of incorporation or organization)

110 Park Street, London WIK 6NX

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of exchange on which registered
Ordinary Shares of 32 1/7 pence each	The New York Stock Exchange*

*Traded in the form of American Depositary Receipts evidencing American Depositary
Shares representing such ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 346,584,130

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒       No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐       No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒       No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒               Accelerated filer ☐               Non-accelerated filer ☐

Indicate by check mark which financial statement items the registrant has elected to follow:

Item 17 ☒       Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐       No ☒

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

In this Annual Report, the term “ordinary shares” or “shares” refers to ordinary shares of 32 1/7 pence each of the Company, and the term “ADSs” refers to American depositary shares each representing five ordinary shares and evidenced by American depositary receipts (“ADRs”).

The Company’s consolidated financial statements (the “Consolidated Financial Statements”) for 2005 and 2004 that form part of this Annual Report are presented in pounds sterling and are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted for use in the EU, which differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). The principal differences between IFRS and US GAAP affecting the Group are explained in Note 31 of the Notes to the Consolidated Financial Statements beginning on page F-45 of this Annual Report.

IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standard Board (“IASB”). However, the Consolidated Financial Statements for the periods presented would be no different had the Company applied IFRS as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU.

Where relevant the comparative information for 2004 and prior years has been restated for the Bunzl share consolidation following the demerger of the Filtrona business on June 6, 2005 (using a ratio of seven new Bunzl shares of 32 1/7p each for nine old Bunzl shares of 25p each).

In this Annual Report, references to “US dollar(s)”, “US$” or “$” are to currency of the United States (“US”) and references to “pound(s) sterling”, “sterling”, “£”, “pence” or “p” are to currency of the United Kingdom (“UK”). Solely for convenience, this Annual Report contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts represent such US dollar amounts or could be converted into US dollars at the rates indicated. The following tables show for the periods and dates indicated certain information concerning the US dollar exchange rate for pounds sterling based on the noon buying rate in New York City for cable transfers in pounds sterling as announced for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). On April 11, 2006, the Noon Buying Rate was $1.75 to £1.00.

	Noon Buying Rate
	Period end	Average(1)	High	Low
	(dollars per pound sterling)
Period Ended December 31
2001	1.45	1.44	1.50	1.37
2002	1.61	1.51	1.61	1.41
2003	1.78	1.64	1.78	1.55
2004	1.92	1.84	1.95	1.75
2005	1.72	1.81	1.93	1.71
2006(2)	1.75	1.75	1.79	1.73

Month Ended
October 31, 2005	1.79	1.75
November 30, 2005	1.78	1.71
December 31, 2005	1.77	1.72
January 31, 2006	1.79	1.74
February 28, 2006	1.78	1.73
March 31, 2006	1.76	1.73

(1)          The average of the Noon Buying Rates on the last day of each full month during the relevant period.

(2)          January 1 through April 11, 2006.

For the preparation and consolidation of financial information in this Annual Report, the year end exchange rates used by Bunzl for translating US dollars into pounds sterling for the years 2001, 2002, 2003, 2004 and 2005 were, respectively, $1.46, $1.61, $1.79, $1.92 and $1.72 to £1.00 and the average exchange rates used for the years 2001, 2002, 2003, 2004 and 2005 were, respectively, $1.44, $1.51, $1.64, $1.82 and $1.81 to £1.00.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. A number of factors could cause actual results, performance or achievements of the Group or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, the following: (i) changes in demand for the Group’s products worldwide; (ii) changes in the costs of raw materials; (iii) changes in the pound sterling/dollar exchange rate and the exchange rates between pounds sterling and other currencies in which the Group’s businesses operate; (iv) changes in the political or fiscal regime of Bunzl’s areas of activity; (v) principal changes in UK and US tax legislation or similar laws or regulations; (vi) cost inflation within the industrial sectors and economies in which Bunzl operates; (vii) changes in environmental legislation; (viii) changes in UK and US LIBOR rates and (ix) the risk factors identified in Item 3. “Key Information—Risk Factors”. The foregoing list of factors should not be construed as exhaustive. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology such as “believes”, “expects”, “may”, “will”, “should”, “seeks”, “pro forma”, “anticipates” or “intends” or the negative of any thereof, or other variations thereon or comparable terminology, or by discussions of strategy or intentions. Forward-looking statements in this Annual Report include, but are not limited to, certain statements under (i) Item 3. “Key Information—Risk Factors”, (ii) Item 4. “Information on the Company—Business Overview” and “—Properties”, (iii) Item 5. “Operating and Financial Review and Prospects”, (iv) Item 8. “Financial Information—Consolidated Statements and Other Financial Information - Legal Proceedings”, and (v) Item 11. “Quantitative and Qualitative Disclosures about Market Risk—Credit Risk”. Such forward-looking statements are necessarily dependent upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

SELECTED FINANCIAL DATA

The data presented below under the caption “Selected Financial Data” is derived from the published consolidated financial statements of the Group which have been audited by KPMG Audit Plc, independent registered public accounting firm. The results are for continuing operations and, as a result of the demerger of the Filtrona business area in June 2005, Filtrona’s contribution to profits is included as a single line net of interest, tax and the costs of effecting the demerger and presented as discontinued operations.

The Consolidated Financial Statements are prepared in accordance with IFRS which differ in certain respects from US GAAP. The principal differences between IFRS and US GAAP affecting the Group are explained in Note 31 of the Notes to the Consolidated Financial Statements beginning on page F-45 of this Annual Report.

IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB. However, the Consolidated Financial Statements for the periods presented would be no different had the Company applied IFRS as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU.

Under the IFRS transition provisions within the US Securities and Exchange Commission’s (“SEC”) Form 20-F requirements, the Group is permitted to provide two years of comparable financial information under IFRS and reconciliations to US GAAP for the periods presented. In addition, the Group is providing selected financial US GAAP information for five years.

The Consolidated Financial Statements as of December 31, 2005 and 2004, and for each of the years in the two year period ended December 31, 2005, and the reports thereon, are included in this Annual Report.

Where relevant the comparative information has been restated for the Bunzl share consolidation following the demerger of the Filtrona business on June 6, 2005 (using a ratio of seven new Bunzl shares of 32 1/7p each for nine old Bunzl shares of 25p each).

Consolidated Income Statement

	for the year ended December 31
	2005		2004
	£m		£m
Amounts in accordance with IFRS
Continuing operations
Revenue
Existing businesses	2,808.3		2,438.5
Acquisitions	116.1
	2,924.4		2,438.5
Operating profit	187.5		161.1
Finance income	22.0		17.0
Finance cost	(32.8)		(19.9)
Profit before income tax	176.7		158.2
Income tax	(56.7)		(52.5)
Profit for the year	120.0		105.7
Discontinued operations
Profit for the year	4.2		35.7
Total profit for the year	124.2		141.4
Attributable to:
Equity holders of the Company	123.6		140.2
Minority interests	0.6		1.2
Total profit for the year	124.2		141.4
Earnings per share of the total profit for the year attributable to the Company’s equity holders
Basic	36.5	p	40.7	p
Diluted	36.3	p	40.5	p
Earnings per share of the profit for the year from continuing operations attributable to the Company’s equity holders
Basic	35.4	p	30.7	p
Diluted	35.2	p	30.5	p
Dividends per share	15.7	p	13.3	p
Weighted average ordinary shares
Basic (million)*	338.8		344.6
Diluted (million)*	340.5		345.9

*                    The comparative information and 2005 prior to June 6, 2005 has been restated for the Bunzl share consolidation following the demerger of the Filtrona business on June 6, 2005 (using a ratio of seven new Bunzl shares of 32 1/7p each for nine old Bunzl shares of 25p each).

Consolidated Income Statement

	for the year ended December 31
	2005		2004		2003		2002		2001
	£m		£m		£m		£m		£m
Amounts in accordance with US GAAP
Revenue
Continuing operations	2,924.4		2,438.5		2,275.6		2,231.2		2,129.1
Net income for the financial year
Continuing operations	112.1		101.2		93.3		91.0		70.1
Discontinued operations	5.7		33.0		38.4		56.8		32.3
Cumulative effect of change in accounting policy net of tax on adoption of SFAS 123R	—		(2.5)		—		—		—
Total net income for the financial year	117.8		131.7		131.7		147.8		102.4
Earnings per share
Continuing operations	33.1	p	29.4	p	26.4	p	25.4	p	19.7	p
Discontinued operations	1.7	p	9.5	p	10.8	p	15.8	p	9.0	p
Cumulative effect of change in accounting policy net of tax on adoption of SFAS 123R	—		(0.7	)p	—		—		—
Earnings per share	34.8	p	38.2	p	37.2	p	41.2	p	28.7	p
Continuing operations	32.9	p	29.0	p	26.0	p	25.0	p	19.4	p
Discontinued operations	1.7	p	9.4	p	10.7	p	15.5	p	8.9	p
Cumulative effect of change in accounting policy net of taxation adoption of SFAS 123R	—		(0.7	)p	—		—		—
Diluted earnings per share	34.6	p	37.7	p	36.7	p	40.5	p	28.3	p
Dividends paid per share	14.05	p	12.4	p	11.4	p	10.6	p	9.75	p
Weighted average ordinary shares
Basic (million)*	338.8		344.6		354.0		358.9		356.7
Diluted (million)*	340.5		349.5		358.6		364.5		362.3

*                    The comparative information and 2005 prior to June 6, 2005 has been restated for the Bunzl share consolidation following the demerger of the Filtrona business on June 6, 2005 (using a ratio of seven new Bunzl shares of 32 1/7 p each for nine old Bunzl shares of 25p each).

Consolidated Balance Sheet

	at December 31
	2005	2004
	£m	£m
Amounts in accordance with IFRS
Non-current assets	792.3	869.3
Current assets	800.1	851.4
Total assets	1,592.4	1,720.7
Non-current liabilities	(518.8)	(478.4)
Current liabilities	(613.2)	(753.5)
Minority interests	—	(3.9)
Shareholders’ funds: equity interests	460.4	484.9

	at December 31
	2005	2004	2003	2002	2001
	£m	£m	£m	£m	£m
Amounts in accordance with US GAAP
Shareholders’ funds: equity interests	603.4	716.7	712.2	741.8	714.1
Share capital
Capital stock (£m)	111.4	112.5	112.1	116.8	116.0
Number of shares (million)*	346.6	350.0	348.7	363.2	360.8

*                    The comparative information and 2005 prior to June 6, 2005 has been restated for the Bunzl plc share consolidation following the demerger of the Filtrona business on June 6, 2005 (using a ratio of seven new Bunzl shares of 32 1/7 p each for nine old Bunzl shares of 25p each).

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

Bunzl may also be adversely impacted by fluctuations in interest rates, mainly through an increased interest expense. See Item 11. “Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk”.

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

Bunzl’s operating results may be adversely affected by increased costs, shortages of purchased products or labor, or disruption to distribution facilities

Many of the products the Group supplies have a significant plastic and/or paper content. As a consequence movements in natural gas, oil and pulp prices as well as other raw material prices may affect the cost of the products purchased by the Group. If commodity price changes result in unexpected increases in the cost of Bunzl’s purchased products, Bunzl may not be able to increase its prices to offset these costs without suffering reduced volume, revenue and operating income. Bunzl may also be adversely affected by shortages of such purchased products.

Similarly, Bunzl’s operating results could be adversely affected by labor or skill shortages or increased labor costs due to increased competition for employees, higher employee turnover or increased employee benefit costs.

Bunzl would be affected if there was a catastrophic failure of its major distribution facilities or supply chain. In addition, the maintenance and development of information systems may result in systems failures which may adversely affect business operations.

Product liability claims could have an adverse effect on the Group’s business

Like any other distributor of products, Bunzl faces an inherent risk of exposure to product liability claims if the products Bunzl sells, or the products sold by companies acquired by Bunzl, cause injury or illness. The Group may be subject to liability, which could be substantial, because of actual or alleged contamination in products sold by Bunzl or by companies Bunzl has acquired, including products sold by those companies before Bunzl acquired them. Bunzl has, and management believes that the companies Bunzl has acquired have had, liability insurance with respect to certain product liability claims. However, there can be no guarantee that this insurance will continue to be available at reasonable cost or at all, or will be adequate to cover product liability claims against Bunzl, or companies Bunzl has acquired. If Bunzl or any of the Bunzl acquired companies do not have adequate insurance, product liability claims and costs associated with product recalls, including a loss of business, could have a material adverse effect on the Group’s business, operating results and financial condition.

Bunzl’s business may be adversely impacted by unfavorable economic conditions or other developments and risks in the countries in which it operates

Bunzl’s business is somewhat dependent on general economic conditions in the US, the UK, France and other important markets. A significant deterioration in these conditions, including a reduction in consumer spending levels, could have an adverse effect on Bunzl’s business and results of operations. Bunzl’s businesses are involved in the distribution of products which is a business characterized by a high volume of sales with relatively low profit margins. A significant portion of Bunzl’s sales is at prices that are based on product cost plus a percentage markup. Accordingly the results of operations may be negatively impacted when the price of products goes down, even when the percentage markup remains constant. In addition, Bunzl may be adversely affected by political and economic developments in any of the countries where Bunzl has distribution networks. Bunzl’s operations are also subject to a variety of other risks and uncertainties relating to trading in numerous foreign countries, including political or economic upheaval, the imposition of any import or investment restrictions, including tariffs and import quotas or any restrictions on the repatriation of earnings and capital, and changes in tax regulation and international tax treaties.

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

In June 2005 the Group demerged Filtrona, its speciality plastic and fiber products business, into a separate listed company. As a result, Bunzl has become a focused, international distribution and outsourcing Group organized into four business areas: North America, UK & Ireland, Continental Europe and Australasia.

Strategy and development

The Company has grown by following a strategy of expanding in those areas where it can build its international competitive position through both organic growth and acquisitions combined with the disposal of lower margin, lower growth businesses. This evolution gave the Group an increasing focus on higher return, higher growth businesses which became increasingly international and service oriented. The pursuit of this strategy resulted in Bunzl having two business streams, Outsourcing Services and Filtrona, both of which had superior returns, good international competitive positions and potential to grow but which had little or no commercial overlap between them. Bunzl therefore decided to separate these two fundamentally different component parts by demerging Filtrona from the Group in June 2005. Effective as of the date of the demerger, Filtrona became an independent public company while Bunzl became a simpler organization concentrating on the Outsourcing Services business stream as a focused, international distribution and outsourcing Group.

Bunzl’s organic growth has been the result of a consistent emphasis on market focus, service orientation and efficiency. To supplement this organic growth, the Group has made a number of strategic acquisitions. Through this strategy Bunzl aims to strengthen its position in targeted regions and market segments, increase Bunzl’s presence in established markets and develop Bunzl’s offering in new and developing markets and geographies. Details of significant acquisitions in continuing operations within the last five years are outlined below. Over the last five years revenue from continuing operations (including acquisitions) has increased from £2,129 million in 2001 to £2,924 million in 2005.

Acquisitions

In February 2001 ICCS MacGregor, a distributor of supplies to hotels, nursing homes and contract cleaners in Scotland, was added to the Group’s business in the UK. In June 2001 the business in North America was extended with the acquisition of Godin which supplies supermarkets, food processors and industrial companies in Quebec. In July 2001 the Group’s European retail supply business was expanded by acquiring the UK carrier bag supply business from BPI thus building on the Group’s international sourcing operations. The Group completed a number of transactions in October 2001. It acquired Eastern Paper which supplies supermarkets, redistributors and food processors in the Maritimes thus completing the Group’s geographic coverage of Canada. In Europe the Group acquired the DKI Group which supplies packaging consumables and equipment to the Danish supermarket and food processing industries, strengthening the Group’s position in the Scandinavian market. In a move to strengthen the Group’s position supplying the US food processor industry it purchased Packers, a long established supplier to the beef and pork processing industries based in Omaha, Nebraska. In November 2001 the Group further expanded in Europe with the acquisition of W A Blyth, a distributor of personal protection equipment and cleaning and hygiene supplies in Wales and South West England.

The Group bought Lockhart in May 2002. Lockhart is one of the UK’s leading suppliers of catering equipment to the foodservice industry including hotels, caterers, restaurants, retailers and the licensed trade. In late June 2002 the Group acquired Kenco in Seattle. Kenco is a redistribution business which strengthened the position of the Group’s business in the Pacific Northwest of the US. In the last two months of 2002 the Group announced four acquisitions which added to its business in different parts of the world. In early November 2002 Lesnie’s, a distributor of supplies to food processors and retailers based in Sydney, Australia, was acquired. This expanded the Group’s position in Australasia. In November 2002, the Group agreed to purchase Darenas, a UK national distributor of cleaning and hygiene supplies, and completed shortly thereafter. In December 2002, the Group acquired Saxton, a US redistribution business based in Phoenix with locations also in Kansas City and Denver, which strengthened the Group’s position both in cleaning and hygiene and in the relevant regions. In late December 2002 the Group purchased Thomas McLaughlin, a leading distributor of catering equipment in both Northern Ireland and the Republic of Ireland. McLaughlin was a logical extension of the Group’s existing business in Ireland and complemented the acquisition of Lockhart earlier in the year.

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

In May 2004 Bunzl acquired Groupe Pierre Le Goff. This significant acquisition took Bunzl into France. A strong position in France complemented the Group’s existing European positions in the UK, Benelux, Germany, Denmark and Ireland and provided a platform to develop further in France and Southern Europe. During the fourth quarter of 2004 the Group acquired three companies in North America. In October 2004 the Group reinforced its position in the growing convenience store segment through the acquisition of TSN. Headquartered in Denver, Colorado, TSN is a distributor of goods not for resale to convenience stores across the US. In November 2004 the Group purchased Joseph Weil & Sons. Based in Chicago, Weil supplies janitorial/sanitation (“jan/san”) businesses, disposable foodservice and non-food retail products in the Midwest, complements the Group’s position there and provides an opportunity to develop further into these markets. In December 2004 the Group further expanded with the acquisition of TEMO. Located in Maspeth, New York City, TEMO is a well-established redistribution business in the Northeast distributing foodservice and jan/san products. In October 2004 the Group acquired the disposable consumables and packaging distribution business of Cospak in Australia. Based in Newcastle, New South Wales and Perth, the Cospak business complemented Bunzl’s existing Australian business. In November 2004 the Group made its first acquisition in Eastern Europe with the purchase of Beltex, which is a national distributor in Hungary with additional branches in neighboring Romania and Slovakia. Beltex’s product range encompasses cleaning and hygiene supplies and has recently expanded into safety supplies and personal protection equipment.

In January 2005, Bunzl completed the acquisition of Gelpa. Based in Arnhem, Gelpa is a distributor principally supplying the retail and food processor sectors with packaging and consumables in the Netherlands. Following the acquisition of Beltex, Bunzl continued its expansion into Central Europe with the acquisition of Tecep in July 2005. Tecep has operations in Hungary, Czech Republic, Slovakia, Romania and Poland, primarily serving the retail, foodservice, catering and food processor markets with packaging supplies and catering and food processing equipment. In July Bunzl also purchased Sanicare, strengthening its position in the healthcare sector in Australia and New Zealand. Based in New South Wales, Sanicare supplies disposable products principally into the healthcare sector. In September the acquisition of SOFCO based in New York State was completed. SOFCO distributes disposable supplies to a number of sectors including grocery, foodservice and healthcare. At the end of September A W Mendenhall based in Chicago was acquired. Mendenhall serves the redistribution sector principally supplying foodservice, janitorial, industrial packaging and disposable products in the Midwest. In October the Group’s position in the non-food retail sector was strengthened with the purchase of Retail Resources, a business based in New York providing distribution services to retail stores across the US including store supplies such as checkout and merchandise bags, jan/san items, labels, boxes and other paper products as well as specialized expense control systems. The grocery and food processor distribution business of Weiss Brothers, based in West Point, Pennsylvania, was also acquired in October.

In January 2006 Bunzl acquired Midshires, a UK vending machine and supplies business, and Master Craft, a US business servicing the redistribution and foodservice sectors. In April 2006 Bunzl announced the acquisitions of Allcare, a distributor of personal protection equipment and disposable products to food processors in Australia, and Picardie Hygiene, a distributor of cleaning and hygiene products in Northeast France.

BUSINESS OVERVIEW

The Company is a holding company conducting its operations through its subsidiary undertakings. The Group is an international group of companies involved in the provision of value-added distribution and outsourcing services. As of December 31, 2005, the Group had approximately 10,500 employees in approximately 350 locations in 17 countries.

The Company’s shares are quoted on the London Stock Exchange and the ADSs are quoted on the New York Stock Exchange. Its principal executive offices are located at 110 Park Street, London, W1K 6NX (telephone number 011-44-20-7495-4950; fax number 011-44-20-7495-4953; website www.bunzl.com).

The Group’s operations are organized primarily by international line of business into four business areas. A segment analysis of the results of these business areas is set out in Note 3 of the Notes to the Consolidated Financial Statements on page F-14 of this Annual Report and is discussed in the following pages.

The table below sets out selected financial and other information for the Group for the years ended December 31, 2004 and 2005.

	2005	2004
Revenue
Continuing operations (£m)	2,924.4	2,438.5
Operating profit
Continuing operations (£m)	187.5	161.1
Operating profit margin from continuing operations (%)	6.4	6.6
Employees (continuing operations)	10,526	9,455

Explanation of trends

The Group produced good results in 2005 with continuing operations’ revenue and operating profit ahead of 2004 due to a combination of organic growth and acquisition activity. Currency translation had a marginally favourable impact in 2005, increasing continuing operations’ revenue by £22.9 million, or 0.8%, and continuing operations’ operating profit by £1.5 million, or 0.7%.

In 2005, following the demerger of Filtrona, the Group reorganized itself into four geographical segments; North America, UK & Ireland, Continental Europe and Australasia. These geographical locations are consistent with the geographical markets served by the Group.

North America

The table below sets out selected financial and other information for North America as of and for each of the two years ended December 31, 2005 and 2004.

	2005	2004
Revenue from continuing operations (£m)	1,665.2	1,412.9
Operating profit from continuing operations (£m)	113.6	104.7
Operating profit margin from continuing operations (%)	6.8	7.4
Employees (continuing operations)	3,454	2,802

UK & Ireland

The table below sets out selected financial and other information for UK & Ireland as of and for each of the two years ended December 31, 2005 and 2004.

	2005	2004
Revenue from continuing operations (£m)	664.2	638.9
Operating profit from continuing operations (£m)	55.8	51.0
Operating profit margin from continuing operations (%)	8.4	8.0
Employees (continuing operations)	3,780	3,742

Continental Europe

The table below sets out selected financial and other information for Continental Europe as of and for each of the two years ended December 31, 2005 and 2004.

	2005	2004
Revenue from continuing operations (£m)	490.0	308.3
Operating profit from continuing operations (£m)	25.3	13.0
Operating profit margin from continuing operations (%)	5.2	4.2
Employees (continuing operations)	2,794	2,476

Australasia

The table below sets out selected financial and other information for Australasia as of and for each of the two years ended December 31, 2005 and 2004.

	2005	2004
Revenue from continuing operations (£m)	105.0	78.4
Operating profit from continuing operations (£m)	7.8	6.3
Operating profit margin from continuing operations (%)	7.4	8.0
Employees (continuing operations)	438	373

Activities

Bunzl provides a broad range of products including grocery store supplies, foodservice packaging, catering equipment, cleaning and hygiene products, personal protection equipment and disposable healthcare products. Product catalogs and order lists are provided for customers to place their orders, which can be received by telephone, fax or electronically via computer link. Internet ordering is also being used in parts of the business.

In its supermarket and retail operations, Bunzl operates three main programs: (i) direct-store-delivery, where deliveries are made to individual user locations, (ii) warehouse replenishment, where Bunzl restocks a customer’s warehouse on a planned basis, and (iii) cross-docking where orders are picked for individual stores of a customer’s supermarket chain, for example, and pallets are prepared, labeled by store and delivered to the customer’s warehouse. In cross-docking programs these products are not stored in the customer’s warehouse, they simply cross from the customer’s inward dock to the outward dock and are loaded onto the customer’s delivery truck with the grocery supplies for each store. Some cross-docking customers collect their products from Bunzl’s warehouse, as do some redistributors, which are smaller independent distributors that do not source the relevant products directly from manufacturers. In other parts of the business, deliveries are generally made directly to the customer.

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

Many of Bunzl’s larger customers use Electronic Data Interchange, which involves utilizing linked computer systems, for placing orders and handling billing and account management information. This method of communication is quick and efficient both for customers and for Bunzl. Many smaller customers take advantage of Bunzl’s e-catalog for ordering.

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

Grocery store supplies:   meat trays, labels, plastic and paper bags, clear plastic containers, aluminum foil, merchandizing tags, platters, cake domes, plastic microwavable and oven proof takeout food packaging.

Hotel, restaurant and catering supplies:   napkins, disposable table coverings, cutlery, cups, straws and stirrers, custom printed food boxes, pizza boxes, burger wraps, tumblers, paper plates, vending machine ingredients, catering equipment, custom printed soaps and shampoos.

Cleaning and hygiene supplies:   paper towels, toilet tissue, liquid soap, disinfectant, cloths, floor polish, refuse sacks, mops, buckets and disposable gloves.

Personal protection equipment:   protective workwear, high visibility workwear, protective headwear, footwear, gloves, respiratory protective equipment and hearing and eye protection.

Healthcare supplies:   examination gloves, surgical masks, dressing pads and incontinence products.

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

Customers range greatly in size. Larger customers include major national, and sometimes international, chains of supermarkets, fast food outlets, hotels, contract caterers, contract cleaning groups and food processors. Smaller customers include local independent operators in these sectors as well as restaurants, cafes and sandwich shops and redistributors.

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

Organic growth

The business has grown organically by seeking to consistently develop long term relationships with customers and attract new ones. A particular growth area has been in expanding outsourcing services programs for customers which can be tailored to their precise needs. The programs can yield cost, space and working capital savings for these customers.

There has been supplier consolidation over recent years and suppliers are increasingly deciding to move away from direct sell of smaller shipments and instead utilize third parties like Bunzl for distribution of their products, thereby leading to further organic growth.

Another growth driver has been in identifying market trends and exploiting their potential, such as takeout food and food processors described above.

Business with supermarkets, non-food retailers, convenience stores, food processors, contract caterers and cleaners and the redistribution side of the business, where Bunzl supplies products to other small distributors, has seen growth over the years.

Acquisitions

The business in North America has been strengthened over the last five years. In June 2001 the acquisition of Godin in Quebec enabled Bunzl to serve national customers across Canada. In October 2001 the Group’s geographic coverage of Canada was completed with the acquisition of Eastern Paper in the Maritimes. In October 2001 Bunzl also acquired Packers, a long established supplier to the US beef and pork processor industries based in Nebraska. In June 2002 Kenco, a redistribution business based in Seattle, Washington was acquired. In December 2002 the Group acquired Saxton, a redistribution business based in Phoenix with locations also in Kansas City and Denver, which has strengthened the Group’s position both in cleaning and hygiene and the relevant regions. In February 2003 the Group purchased Enterprise, a distributor of plant supplies to food processors in Dallas, Texas; Greeley, Colorado; Atlanta, Georgia and St Joseph, Missouri. In December 2003 the Group purchased Prolix Packaging, a retail stores supply distributor based in Chicago, Illinois. In October 2004 the Group purchased TSN, a distributor of goods not for resale to the convenience store sector based in Denver, Colorado. In November 2004

Joseph Weil & Sons, a redistribution business based in Chicago, Illinois, was acquired. In December 2004 the Group acquired TEMO, a redistribution business based in Maspeth, New York City. Four acquisitions were completed in 2005. In September the acquisition of SOFCO, which is based in New York State and distributes disposable supplies to a number of sectors including grocery, foodservice and healthcare, was completed. At the end of September A W Mendenhall based in Chicago was acquired. Mendenhall serves the redistribution sector principally supplying foodservice, janitorial, industrial packaging and disposable products in the Midwest. In October the Group’s position in the non-food retail sector was strengthened with the purchase of Retail Resources, a business based in New York providing distribution services to retail stores across the US including store supplies such as checkout and merchandise bags, jan/san items, labels, boxes and other paper products as well as specialized expense control systems. The grocery and food processor distribution business of Weiss Brothers, based in West Point, Pennsylvania, was also acquired in October. In January 2006 Bunzl acquired Master Craft, a US business servicing the redistribution and foodservice sectors.

A number of acquisitions have also helped develop the UK & Ireland business during the last five years. In February 2001 ICCS MacGregor, a distributor of supplies to hotels, nursing homes and contract cleaners in Scotland, was added to the Group. In July 2001 the Group’s retail supply business was expanded by acquiring the UK carrier bag supply business from BPI thus building on the Group’s international sourcing operations. In November 2001 Bunzl acquired W A Blyth, a distributor of personal protection equipment and cleaning and hygiene supplies in Wales and South West England. In May 2002 Lockhart, a distributor of catering equipment to the UK foodservice industry, was acquired. In November the Group agreed to purchase Darenas, a UK national distributor of cleaning and hygiene supplies, and completed shortly thereafter. In late December 2002 the Group purchased Thomas McLaughlin, a leading distributor of catering equipment in both Northern Ireland and the Republic of Ireland. McLaughlin was a logical extension of the Group’s existing business in Ireland and complemented the acquisition of Lockhart earlier in the year. In December 2003 the Group purchased O’Mahony Packaging, a distributor of supplies to retailers and food processors based in Cork, Ireland. In January 2006 Bunzl acquired Midshires, a business principally engaged in the operation and sale of vending machines and associated services throughout Central England.

The business in Continental Europe has grown significantly over the last five years through acquisitions. In October 2001 the Group acquired the DKI Group which supplies packaging consumables and equipment to the Danish supermarket and food processing industries, strengthening the Group’s position in the Scandinavian market. In October 2003 Bunzl acquired MultiLine, a distributor of a wide range of consumables to the Danish hotel and catering industries. In May 2004 Bunzl acquired Groupe Pierre Le Goff, a national distributor of cleaning and safety products in France, which extended Bunzl’s business into France for the first time. In November 2004 the Group acquired Beltex, a distributor of cleaning and safety products in Hungary, Bunzl’s first acquisition in Eastern Europe. In January 2005, Bunzl completed the acquisition of Gelpa in the Netherlands, a distributor principally supplying the retail and food processor sectors with packaging and consumables. Bunzl continued its expansion into Central Europe with the acquisition of Tecep in July 2005. Tecep has operations in Hungary, Czech Republic, Slovakia, Romania and Poland, primarily serving the retail, foodservice, catering and food processor markets with packaging supplies and catering and food processing equipment. In April 2006 Bunzl announced the acquisition of Picardie Hygiene, a distributor of cleaning and hygiene products in Northeast France.

The business in Australasia has also been developed through recent acquisitions. In November 2002 the Group bought Lesnie’s, a distributor of supplies to food processors and retailers based in Sydney, Australia. In October 2004 the Group acquired the disposable consumables and packaging distribution business of Cospak, based in Newcastle, Australia. In July 2005 Bunzl purchased Sanicare, strengthening its position in the healthcare sector in Australia and New Zealand. Based in New South Wales, Sanicare

supplies disposable products principally into the healthcare sector. In April 2006 Bunzl acquired Allcare, a distributor of personal protection equipment and disposable products to food processors in Australia.

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

Intellectual Property

The industries in which the Group is active are not generally characterized by proprietary products and although the Group’s companies hold certain trademarks and other intellectual property rights, the successful continuation of the Group’s business is not dependent on such intellectual property rights and no one such intellectual property right is, by itself, material to the Group’s business.

Environmental Regulation

The Group is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates, including the US. These laws and regulations impose increasingly stringent environmental protection standards on the Group regarding, among other things, waste disposal practices and the remediation of environmental contamination. These standards expose the Group to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities.

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

The Group believes that the amounts that it has budgeted and reserved will enable it to satisfy its known and anticipated environmental obligations. However, environmental matters cannot be predicted with certainty and there can be no assurance that these amounts will be adequate. In addition, future developments, such as changes in law or environmental conditions, could result in increased environmental costs and liabilities that could have a material adverse effect on the Group’s financial condition or results of operations.

ORGANIZATIONAL STRUCTURE

Bunzl is a holding company conducting its operations through its subsidiary undertakings (some of which are themselves intermediate holding companies of other subsidiary undertakings). The following are the significant subsidiaries of the Company as of December 31, 2005. Each subsidiary listed is wholly owned by the Group.

Significant Subsidiary	Country of Incorporation
Bunzl American Holdings (No.1) Ltd	England
Bunzl Distribution USA, Inc	US
Bunzl Holdings France SAS	France
Bunzl Overseas Holdings Ltd	England
Bunzl Overseas Holdings (No.2) Ltd	England
Bunzl USA Holdings Corp	US
Bunzl USA Inc	US
Earthmedia Ltd	England
Selectuser Ltd	England

PROPERTIES

As of December 31, 2005 the Group operated its various businesses from a total of approximately 350 locations, the majority of which were in North America and Europe with the remainder located in Australasia. Most of these facilities were leased by the Group, with the balance owned by the Group. The Group believes that all such facilities are suitable and adequate for their use, and generally have sufficient capacity for existing needs and expected near term organic growth.

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

The following discussion and analysis is based on the Company’s Consolidated Financial Statements, which appear on pages F-1 to F-51 of this Annual Report. The Consolidated Financial Statements have been prepared in accordance with IFRS as adopted by the EU, which differ in certain significant respects from US GAAP.

The Group has adopted IFRS from January 1, 2005 with a transition date of January 1, 2004. On transition, IFRS 1 “First-time Adoption of International Financial Reporting Standards” was applied. This standard provided the Group with a number of optional exemptions from applying certain IFRS accounting policies retrospectively. Set out below is a description of the significant first time adoption optional choices made by the Group.

Business combinations, goodwill and intangibles

The Group has elected not to apply IFRS 3 “Business Combinations” retrospectively to business combinations prior to January 1, 2004. As a result, in the opening balance sheet as at January 1, 2004, goodwill arising from previous business combinations remains as stated under UK GAAP. If this exemption had not been taken the net book value of other intangible assets may have been greater, subject to separate identification of intangible assets, and the value of goodwill may have been lower, whilst the IFRS amortization charge would have been higher than currently reported as amortization would be charged on intangible assets arising on acquisitions prior to January 1, 2004.

Share based payments

Although no expense had been included in the UK GAAP consolidated profit and loss account for the year ended December 31, 2004, the Group had previously disclosed the fair value expense for equity instruments by way of a note to the consolidated financial statements for the year ended December 31, 2003. As such, the Group has not adopted the exemption to apply IFRS 2 “Share Based Payments” to awards made after November 7, 2002; instead a full retrospective approach has been followed on all awards granted from January 1, 1999 but not fully vested as at the date of transition.

Foreign currency translation reserve

The Group has elected to separately measure the foreign currency translation reserve from January 1, 2004 excluding translation differences arising before that date. IFRS requires amounts taken to reserves on the retranslation of foreign subsidiaries to be recorded in a separate foreign currency translation reserve and be included in the future calculation of profit or loss on sale or liquidation of the subsidiary. The profit or loss arising on any such future sale or liquidation may therefore be different than if the election had not been made. There was no impact on the IFRS profit for 2004 or 2005.

Financial instruments

On transition, the Group deferred the implementation of International Accounting Standard (“IAS”) 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” to the year ending December 31, 2005. Consequently, financial instruments continued to be accounted for and presented in accordance with UK GAAP for the year ended December 31, 2004. With effect from January 1, 2005 the Group adopted IAS 39 “Financial Instruments: Recognition and Measurement”. The effect of adopting IAS 39 at January 1, 2005 is presented as a movement in the Group’s consolidated statement of recognized income and expense for 2005.

The Company’s Consolidated Financial Statements have been prepared in accordance with IFRS as adopted for use in the EU. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB. However, the Consolidated Financial Statements for the periods presented would be no different had the Company applied IFRS as issued by the IASB. References to IFRS herein should be construed as references to IFRS as adopted by the EU.

Under the IFRS transition provisions within the Form 20-F requirements of the Securities and Exchange Commission (“SEC”), the Group is permitted to provide two years of comparable financial information under IFRS and reconciliations to US GAAP for the periods presented.

For an explanation of the principal differences between IFRS and US GAAP affecting the Group, see Note 31 of the Notes to the Consolidated Financial Statements beginning on page F-45 of this Annual Report. This also includes a reconciliation of profit, a statement of comprehensive income, details of earnings per share, a reconciliation of equity shareholders’ funds and a consolidated cash flow statement.

Critical IFRS Accounting Policies

The results of the Group’s operations and its financial condition are dependent upon the utilization of accounting methods, assumptions and estimates that are used as a basis for the preparation of the Consolidated Financial Statements. The Consolidated Financial Statements of Bunzl are prepared in accordance with IFRS and the accounting policies employed are set out under the heading “Accounting Policies” on pages F-7 to F-13 of this Annual Report. The Company has identified the following critical accounting policies and related methods, assumptions and estimates which management believes are essential to understanding the underlying financial reporting risks and the impact that these accounting methods, assumptions and estimates have on the Group’s reported financial results. This information should be read in conjunction with the Consolidated Financial Statements and this “Operating and Financial Review and Prospects”.

Pensions

The Group accounts for its defined benefit pension schemes in accordance with IAS 19 “Employee Benefits”. All principal defined benefit schemes are now closed to new entrants who are offered a defined contribution arrangement. The application of IAS 19 requires the exercise of judgement in relation to the assumptions used and for each assumption there is a range of possible outcomes. In consultation with the Group’s actuaries management decides the point within those ranges that most appropriately reflects the Group’s circumstances. Small changes to these assumptions can have a significant impact on valuations and the amounts reflected in the Consolidated Financial Statements. Assumptions vary for the different countries in which the Group operates and there is also an inter-dependency between some of the assumptions. Holding all other factors constant, an increase in the mortality assumption by one year would increase the pension liability by approximately £11 million. A reduction in the discount rate by 0.25% would increase the pension liability by approximately £14 million.

Intangible assets

IFRS 3 “Business Combinations” requires the identification of acquired intangible assets as part of a business combination. The methods used to value such intangible assets require the use of estimates. Future results are impacted by the amortization periods adopted and changes to the estimated useful lives would result in different effects on the income statement. It is estimated that a change of one year in the useful economic life of intangible amortization would have had an impact of approximately £1 million on annual operating profit.

Goodwill is not amortized but is tested annually for impairment. Tests for impairment are based on discounted cash flows and assumptions (including discount rates, timing and growth prospects) which are inherently subjective.

Revenue recognition

Revenue represents sales to third parties for goods sold and are valued at invoiced amount, excluding sales taxes, less estimated provisions for returns and volume and early settlement discounts where relevant. Returns provisions are based on experience over an appropriate period whereas volume and early settlement discounts are based on agreements with customers.

Acquisitions

Acquisitions are accounted for using the purchase method based upon the fair value of the consideration paid. Assets and liabilities acquired are measured at fair value and the purchase price is allocated to assets and liabilities based upon these fair values.

Determining the fair values of assets and liabilities acquired involves the use of significant estimates and assumptions (such as discount rates, asset lives and recoverability). Assets and liabilities are measured at fair value and freehold properties are typically determined by valuation on an open market existing use basis by qualified valuers.

Bunzl believes that estimates made in previous years have been accurate as any changes made in the 12 month period following acquisition to finalize provisional fair value adjustments made in the year of acquisition have not been material.

Background

The following discussion and analysis of the Group’s results of operations and the Group’s medium term prospects should be considered in light of certain significant developments which have occurred in recent years in the Group.

Bunzl has followed a strategy of focusing its resources on areas where it has, or can develop, competitive advantage and which have sound organic growth potential. This has resulted in a major change in the Group’s structure over the last ten years. Following the demerger of the Filtrona business on June 6, 2005, the Group comprises four geographical segments: North America, UK & Ireland, Continental Europe and Australasia. All segments continue to develop through a combination of organic growth and acquisitions.

Acquisitions

During 2005 the Group spent £124.4 million on acquisitions. The principal acquisitions made during the year were Gelpa, which the Group acquired in January, Tecep and Sanicare, acquired in July, SOFCO and A W Mendenhall, acquired in September, and Retail Resources and Weiss Brothers, acquired in October.

As explained in Risk Factors on pages 7 to 9 of this Annual Report the results of the Group are affected by the acquisitions it makes and the successful integration of the acquired company’s operations in order to realize the anticipated benefits of the acquisition. Over the last two years the company has made a number of acquisitions.

The principal acquisitions were:

2004
Groupe Pierre Le Goff	May
Cospak	October
TSN	October
Beltex	November
Joseph Weil & Sons	November
TEMO	December

2005
Gelpa	January
Tecep	July
Sanicare	July
SOFCO	September
AW Mendenhall	September
Retail Resources	October
Weiss Brothers	October

These acquisitions contributed the following to Group results in the year of acquisition:

	2005	2004
	£m	£m
Revenue	116.1	213.2
Operating profit	2.5	10.4

The future results of the Group will be impacted by any decisions to make further acquisitions.

In January 2006 Bunzl purchased Master Craft Packaging, a company serving the redistribution and food service sectors in the US, and The Midshires Group, a business principally engaged in the operation and sale of vending machines and associated services throughout Central England. In April 2006 Bunzl announced the acquisitions of Allcare, a distributor of personal protection equipment and disposable products to food processors in Australia, and Picardie Hygiene, a distributor of cleaning and hygiene products in Northeast France.

The strategy and development of the Group is explained in more detail in ‘History of the Group’ on pages 9 to 12 of this Annual Report.

Demerger of Filtrona

The pursuit of Bunzl’s strategy over recent years resulted in the Company having two business streams, Outsourcing Services and Filtrona, both of which had superior returns, good international competitive positions and potential to grow but which had little or no commercial overlap between them. Bunzl therefore decided to separate these two fundamentally different component parts by demerging Filtrona, its speciality plastic and fiber products business, from the Group in June 2005. This was achieved by paying existing shareholders of Bunzl a dividend in specie satisfied by the issuance of shares in Filtrona plc, a newly established independent public company. Effective as of the date of the demerger, Bunzl became a simpler organization concentrating on the Outsourcing Services business stream as a focused, international distribution and outsourcing Group.

The Group made no other divestments in 2005 or 2004.

Share buy back

In October 2004 Bunzl reinstated a share buy back program following the purchase and cancellation of 21.3 million shares in 2003. A total of 13.0 million shares were purchased into treasury in 2004 at a cost of £58.2 million (excluding expenses) and an average price of £4.48 per share. These purchases were consistent with the Board’s continuing overall capital management strategy. This strategy seeks to maintain an appropriate balance sheet structure taking into account completed and prospective acquisitions and disposals. The treasury shares were subsequently cancelled in May 2005. No shares were purchased by the Company in 2005.

Share Consolidation

Following the approval of Bunzl’s shareholders at an Extraordinary General Meeting on June 2, 2005 and as part of the demerger of Filtrona, existing Bunzl ordinary shares of 25p each were consolidated on June 6, 2005 on a seven for nine basis into ordinary shares of 32 1/7p each.

Foreign currency exchange rate trends

As explained in Risk Factors on pages 7 to 9 of this Annual Report the results of Bunzl are impacted by the movements in the US dollar and other foreign currency exchange rates.

The US dollar average exchange rate trend over the past two years is shown below:

	2005	2004
	(dollars per pound sterling)
Average rate	1.81	1.82

In 2006 there have been no significant movements in the US dollar exchange rate compared with the end of 2005. The average rate for the period to March 31, 2006 was $1.75.

In 2005 the overall translation effect of currency movements increased continuing operations’ revenue by £22.9 million, or 0.8%, and continuing operations’ operating profit by £1.5 million, or 0.7%.

Bunzl operates on a worldwide basis. Accordingly the results of the Group will continue to be impacted by fluctuations in the US dollar, the euro and other foreign currency exchange rates.

Financial reporting standards and accounting policies

The following IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations have been issued by the IASB and may affect future Annual Reports.

IFRS 7 “Financial instruments: disclosures” was issued in August 2005 and is required to be implemented by Bunzl from January 1, 2007. This new standard incorporates the disclosure requirements of IAS 32, which it supersedes, and adds further quantitative and qualitative disclosures in relation to financial instruments.

IFRIC 4 “Determining whether an arrangement contains a lease” was issued in December 2004 and has been implemented by Bunzl from January 1, 2006. The interpretation requires arrangements which may have the nature, but not the legal form, of a lease to be accounted for in accordance with IAS 17 “Leases”. This interpretation is not expected to have a material impact on the Group.

See pages F-50 and F-51 of this Annual Report for further discussion of certain recent pronouncements which may affect the Group’s consolidated financial position, results of operations and cash flows reported under US GAAP.

2005 compared with 2004

Results

These are the Group’s first full year results presented under IFRS. The income statement shows the results of the continuing operations of the Group. The discontinued operations are those of Filtrona, which was part of the Group until June 6, 2005, and its contribution to profit is included as a single line net of interest, tax and the costs of effecting the demerger.

Group performance

Revenue from continuing operations increased by 20% to £2,924.4 million with businesses acquired during the year contributing 5% of this increase.

Operating profit increased by 16%, or £26.4 million, from £161.1 million to £187.5 million. This reflected a good operating performance, underlying organic growth and the full year impact of acquisitions made in 2004.

Operating profit margin from continuing operations declined to 6.4% from 6.6% in 2004. This is after an intangible amortization charge of £15.9 million (2004: £7.8 million). Margin improvements in UK & Ireland and Continental Europe were more than offset by a decline in North America, caused by the effect of lower margin acquisitions, and a decline in Australasia.

Interest and tax

The net finance cost from continuing operations increased to £10.8 million from £2.9 million in 2004 as a result of higher interest rates and increased average borrowings due to acquisition spend more than offsetting strong operating cash flow. Interest cover was 17 times based on operating profit of £187.5 million and the net finance cost of £10.8 million.

The tax charge for continuing operations of £56.7 million represents an overall tax rate of 32.1% on the profit before income tax compared to 33.2% in 2004.

Foreign currency exchange rates

Currency translation had a marginally (less than 1%) favourable impact in the year primarily due to the strengthening of the US dollar, euro and Australian dollar against sterling. This translation effect is the major way that currency impacts the Group although there is also a small negative transaction effect on certain parts of the business. In 2005 the overall translation effect of currency movements increased continuing operations’ revenue by £22.9 million, or 0.8%, and continuing operations’ operating profit by £1.5 million, or 0.7%.

Earnings and dividends

Profit after tax from continuing operations increased 14% to £120.0 million. Discontinued operations, net of demerger costs of £17.3 million, contributed profit of £4.2 million.

Adjusting for the seven for nine share consolidation in June 2005, the weighted average number of shares in issue reduced to 338.8 million from 344.6 million in 2004 as a result of the full year effect of the share buyback in the last quarter of 2004 offset by shares issued on the exercise of share options by employees of the Group. Earnings per share from continuing operations increased by 15% to 35.4p.

An interim 2005 dividend of 4.9p per share and a final dividend of 10.8p per share will deliver an increase of 18% for the year. A final 2004 dividend of 9.15p per share and the interim 2005 dividend of 4.9p per share at a total cost of £55.8 million has been charged to shareholders’ equity in 2005.

Balance sheet

Shareholders’ equity has decreased by £24.5 million to £460.4 million principally due to a £117.6 million reduction as a consequence of the demerger and dividends of £55.8 million charged to equity, partly offset by retained earnings of £123.6 million. Net debt decreased by £49.7 million to £355.5 million due to £115.4 million of debt assumed by Filtrona and strong operating cash flow partly offset by acquisition spend of £124.4 million.

Commitments

Obligations under non-cancellable operating leases decreased from £154.3 million at December 31, 2004 to £144.4 million at December 31, 2005. 30% of these operating leases expire in more than five years, similar to 2004. At the year end the Group was committed to, but had not provided for, capital expenditure of £0.8 million (2004: £0.3 million).

Intangible assets

Intangible assets increased by £59.4 million to £695.5 million reflecting goodwill and other intangibles acquired in the year net of a £57.4 million reduction due to the demerger and an amortization charge of £16.3 million.

Capital expenditure

In 2005 Bunzl continued to invest in the capital base of the Group spending £11.4 million in relation to continuing operations. Warehouses have been expanded and upgraded during the year and new ones opened. Computer systems continue to be improved and installed into acquired facilities. These systems remain critical to the Group’s ability to serve its customers in the most efficient and appropriate way.

Management believes that up to date assets are an important source of its competitive advantage and investing in them remains a priority.

Pensions

At December 31, 2005 the Group’s IAS 19 “Employee Benefits” pension liabilities were £60.0 million, a £10.5 million decrease compared to 2004 due to a £32.4 million reduction arising from the demerger and an increase in the asset base being partly offset by increased liabilities due to a fall in bond yields and an increase in the longevity assumptions.

US Sarbanes-Oxley Act

As a foreign registrant with the SEC, the Company will be required to assess and report on the effectiveness of internal financial controls for the first time as at December 31, 2006. In order to achieve this the Company has established a steering committee and a detailed project plan which requires the Group to document and test internal financial controls and to adopt a recognized internal control framework. The project is proceeding satisfactorily towards completion.

Discussion by Business Area

North America

A combination of organic growth and acquisitions grew revenue by 18% to £1,665.2 million while operating profit rose by 9% to £113.6 million. The Group successfully integrated the acquisitions made during the fourth quarter of 2004 and announced four further acquisitions in 2005; SOFCO, A W Mendenhall, Retail Resources and Weiss Brothers. Though these new businesses came into the Group with on average lower margins, management have confidence in the integration and cost rationalization plans which are currently being executed. These additions reflect the strategy to reorientate the business mix towards the higher growth and higher potential sectors of redistribution, jan/san, food processor, non-food retail and convenience stores.

The grocery business, which is the largest of the customer categories, continued to perform well. Revenue, while ahead of 2004 both organically and through incremental acquisitions, decreased as a proportion of the total due principally to a strategy of concentrating growth and acquisition activities in the other sectors.

Rising fuel costs, increased regulation on drivers’ hours of work and greater traffic congestion has provided additional stimulus to the growth of the redistribution sector. The recent acquisitions, particularly A W Mendenhall in Chicago, have broadened the geographic coverage and improved the Company’s ability to service customers in this sector. The Company’s low cost and highly efficient operating platform offers an economic solution to both customers and suppliers. Bunzl believes that the potential in this sector will continue to grow as suppliers see the value of redistribution.

Although the processor business felt the effects of the various bans on US beef throughout the world, it had another year of sound growth in most categories. As Bunzl continues to demonstrate to customers the value in the “one stop shop” concept, it is able to increase the breadth of items it sells while helping them control their operating costs and working capital.

The successful integration of TSN, which was acquired in October 2004, provides the Company with opportunities to sell disposable packaging and jan/san products in addition to selected retail items into the growing convenience store sector. Bunzl believes this will grow in direct correlation with the expansion in size of the convenience stores as they begin to compete with grocery stores and fast food restaurants.

The acquisition of Retail Resources in October will allow the Company to grow faster in the non-food retail sector. Bunzl’s logistics platform can provide customers an opportunity to increase the number of packaging items without increasing their investment in inventory. Bunzl believes that the expense management system offered by Retail Resources is unique and provides customers with a management tool enabling them to manage and control their expenses in every store. Bunzl’s import program can also provide packaging solutions to these customers that will reduce operating expenses without a reduction in quality.

2005 provided plenty of operating challenges and one of those was the significant increase in fuel costs. As a result, management carried out a complete analysis of the transport operations to mitigate the cost impact. The Company re-examined routes, improved drivers’ education programs and implemented new vehicle tracking technology to monitor trucks en route. Furthermore the utilisation of enterprise systems and metrics helped customers and suppliers to clearly identify operating costs while increasing internal effectiveness.

On a more sombre note, it would be hard to overestimate the havoc wreaked by the hurricanes Katrina, Rita and Wilma and the positive response by the Company’s employees to these events. These hurricanes not only created operational challenges for Bunzl, its customers and suppliers, but also directly impacted the lives of many of its employees. Due to their determination, commitment and hard work the Company continued to service its customers and through teamwork, flexibility and a common IT platform all their needs were met, often by shifting the work among the branch network. These difficult times tested Bunzl’s operational capabilities but it believes that the performance has strengthened relationships with both customers and suppliers.

Bunzl continues to invest in technology and the new e-commerce supply chain initiative is increasing sales by providing added value to customers. Self-service features include internet based 24/7 access to electronic ordering with other features including inventory and pricing information, order and delivery status and customer history. Training and technical support from experienced personnel is also provided to customers.

In order to meet the demands of an evolving marketplace Bunzl implemented a new VIP (value, integrity and performance) sales training and development initiative. The program is customised to the Company’s needs and enables the sales professionals to learn and apply state-of-the-art sales techniques and tools. The program content includes sales maximization, sales strategies, communicating effectively, successful sales calls, negotiation skills, responding to customers needs, understanding buyer motivations and handling queries. This comprehensive course will be attended by all sales personnel and a select group of other managers.

Bunzl’s private label program, Prime Source, continues to grow as the Company adds more items and offers customers a less costly alternative without sacrificing quality. This program has expanded significantly again in 2005 as Bunzl broadened the product offering and increased international sourcing. A Shanghai warehouse consolidates many of the Chinese sourced products and allows for efficient delivery even to the smaller warehouse locations.

Despite rising costs of both fuel and employee benefits, the Company believes that it has managed the cost platform effectively and is confident that the improvements to IT capabilities, facilities, logistics platform, supply chain and delivery routes will contribute to long term efficiency gains and lead to an even more competitive cost base in the future. Bunzl is also confident that, as it deepens the ties with both customers and suppliers, it will continue to provide a product and consolidation service offering that is of the highest level in the market.

UK & Ireland

Since the first acquisition in the UK in 1993, Bunzl’s UK & Ireland business has expanded to provide a wide range of consumables into a broad range of customer sectors. During 2005 the business continued to develop with revenue increasing by 4% to £664.2 million and operating profit by 9% to £55.8 million.

This increase has been predominantly organic with sales growth coming from new contract wins and range extensions, particularly from businesses adding products available from other Bunzl operations. In addition to revenue growth, profit has been enhanced through increased efficiencies from rationalization and improvement in operations which more than offset increases in fuel and raw material prices. The Horeca (hotel, restaurant and catering) markets remain challenging with ongoing consolidation and customers deferring non-essential spend. Sales growth was underpinned by the full year impact of significant contract wins in the hotel, restaurant and bar sectors in the second half of 2004. Bunzl also won and fulfilled contracts to supply light and heavy equipment for the fit out of two new sports stadiums in England and Wales. Operationally the Company introduced a standard IT system into the catering equipment business which now allows the increasing number of customers it serves with both disposables and equipment to receive consistent management information.

In a difficult high street environment, the Company’s retail supplies business, which provides goods not for resale, grew through a combination of new contract wins, notably a three year contract with a leading high street retailer, and by adding new ranges to existing customers. Bunzl’s approach with new ranges and services is to prove the concept with one customer and then proceed to offer it to others. Within the healthcare market, increased imports and budgetary pressures within the National Health Service resulted in price deflation in examination gloves. Shermond maintained its sales momentum through sales of new products in other categories and gained operating efficiencies from the reorganization of the supply chain in 2004.

Overall sales were flat within the cleaning and safety business following rationalization of the cleaning and hygiene branch network. The subsequent reduction in operating costs more than offset the reduction in local sales around the closed branches and the Company still has a national network capable of servicing contracts anywhere in the UK. Greenham continued to develop business with local authorities and construction companies. Increased importing via the National Distribution Centre and sales of own label products offset pricing pressures, while operating costs and working capital remained tightly controlled.

Within Ireland the Company continues to develop. Bunzl’s largest area, the catering supplies business, benefited from new hotel construction activity driven by available capital allowances. The Company was also successful in winning new public sector accounts in the cleaning supplies business. Bunzl continues to grow the two smaller sectors, safety and retail, by leveraging resources in the UK, an approach that the new regional structure will facilitate.

Within the vending business, the market trend away from customers purchasing machines to having operating companies such as Bunzl charge for them as part of a fee, left overall revenue level with the previous year. However account wins in the hotel and retail sectors means a higher proportion of the sales is repeatable ongoing contracted business. This, together with good cost control, improved profitability.

Across the UK and Ireland the Company will maintain its segmental focus. The market oriented businesses will provide that focus while Bunzl will leverage the overall scale where appropriate to gain competitive advantage and increased efficiencies while sharing best practices.

Continental Europe

Bunzl successfully achieved substantial growth in both revenue and operating profit in 2005. Revenue increased 59% to £490.0 million and operating profit rose 95% to £25.3 million. This was driven by the impact of a full year of trading from Groupe Pierre Le Goff, acquired in May 2004, as well as from further acquisitions in 2005 and some strong performances from the existing businesses. With increasing oil prices and higher costs of raw materials, all of the businesses have had to place a greater amount of effort into gross margin management and tight control of operating costs.

In a period of challenging economic conditions in France, the cleaning and hygiene business has delivered a robust performance whilst the personal protection equipment/safety products business has outperformed the market. Throughout the year Bunzl have reorganized the operational infrastructure of the businesses at Groupe Pierre Le Goff, with the merging of a number of the smaller operating units to create operating efficiencies and improve service. This reorganization programme will continue throughout 2006. An IT system implementation commenced at the end of 2005 in the cleaning and hygiene business and this will harness further synergies throughout the business.

In January 2005 the Company completed the acquisition of Gelpa in the Netherlands which has provided it with a route into the retail and food processor sectors. In difficult market conditions the business has integrated well with the existing operations. The two businesses have achieved synergies enabling them to exceed expectations in 2005.

In similarly difficult market conditions, the German business has developed its national accounts program as more customers realize the benefits which derive from the strong operating platform. This, combined with ongoing cost control, has been a key driver in delivering profitable organic growth.

Following its relocation to a purpose built warehouse in 2005, the business supplying retailers in Denmark has taken advantage of a stronger operating platform to offer an improved service to its customers. This has enabled the business to perform ahead of expectations and also sets a good base for further positive development in 2006. The operations at MultiLine, the business supplying Horeca customers in Denmark, continue to prosper, partly aided by a significant contract win in the second half of the year.

2005 was the first full year of Bunzl’s activities in Central Europe. The Beltex business, a distributor of cleaning and safety products, has taken advantage of growth in industrial activity in the region. With operations in Hungary and Romania the business has performed well ahead of expectations. Bunzl’s position in Central Europe was strengthened by the acquisition of Tecep in July. Tecep is a leading distributor of packaging supplies and catering and food processor equipment to the retail, foodservice, catering and food processor markets, largely in Hungary and the Czech Republic but also throughout Central Europe. The Company is gaining synergies in a number of areas and at the same time investing in the IT systems to create further operating efficiencies.

Bunzl continued to expand its geographic footprint in 2005 and remains optimistic about further expansion through acquisitions. Reorganizing Continental Europe into a separate business area will enable the Company to put the focus and resources behind the pursuit of these additional opportunities.

Australasia

The combination of acquisitions in late 2004 and mid 2005, as well as organic growth in the underlying business, contributed to an increase of 34% in revenue to £105.0 million and 24% in operating profit to £7.8 million.

The business strategy is for continued development of the consolidation platform, providing a greater offering to new and existing customers. This will gain momentum through the development of acquisition opportunities within the core markets.

In July Bunzl completed the acquisition of Sanicare which expands its position and product offering into the healthcare sector and complements its growing position within aged care in the region. In addition the clinical expertise within this business creates opportunity to expand into other healthcare markets with a wider range of disposable consumables and leverage the Company’s position in the UK healthcare sector.

Bunzl’s principal business completed the successful integration of acquisitions made in 2004 as well as winning new contracts within the targeted growth sectors, including healthcare, industrial, safety and catering. Lesnie’s continued to focus on developing core business within the food processor markets. During 2005 the Company introduced a range of specialized production consumables to complement its already strong position with specialist equipment into this sector. The business has added resource to drive growth within these markets and this will continue throughout 2006.

The Company’s strong growth and leadership in the marketplace creates opportunities for purchasing synergies and the ability to leverage its global sourcing to improve its competitive position. Bunzl will continue to invest in its business through the establishment of new warehouses and the upgrading of existing facilities and further enhancement to IT systems. All of these many initiatives will enable the Company to continually improve its customer service offering which is the principal driver of the strong growth in this market.

LIQUIDITY AND CAPITAL RESOURCES

Bunzl continues to be a highly cash generative business. The primary source of the Group’s liquidity has been cash generated from operations. A portion of these funds have been used to fund acquisitions and share purchases, to pay interest, dividends and taxes, and to fund capital expenditure.

Cash flow

Of the net cash inflow from operating activities of £140.4 million, a £141.0 million inflow relates to continuing operations and a £0.6 million outflow relates to discontinued operations. The continuing operations cash flow is £35.4 million higher than 2004 due to an increase in profit and continued strong management of working capital.

Interest

The net interest paid increased to £8.4 million from £2.6 million in 2004 as a result of higher average borrowings and higher interest rates.

Dividends

In the year ended December 31, 2005, £57.8 million in ordinary dividends were paid, representing the interim dividend for the year ended December 31, 2004 and the final dividend for the year ended December 31, 2004.

Capital expenditure

Capital expenditure on continuing operations of £11.4 million was used to refurbish and expand facilities, upgrade and replace computer systems and enhance the quality and capacity of the asset base. Sales of fixed assets generated a cash inflow of £0.8 million.

Acquisitions

Spend on acquisitions totalled £124.4 million for 2005. This predominately related to the acquisitions of Gelpa, Tecep, Sanicare, SOFCO, A W Mendenhall, Retail Resources and Weiss Brothers.

Shareholders’ equity

Shareholders’ equity has decreased by £24.5 million to £460.4 million principally due to a £117.6 million reduction as a consequence of the demerger and dividends of £55.8 million charged to equity, partly offset by retained earnings of £123.6 million.

Net debt

Net debt decreased by £49.7 million to £355.5 million due to £115.4 million of debt assumed by Filtrona and strong operating cash flow partly offset by acquisition spend of £124.4 million.

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

Borrowings

At December 31, 2005, the Group had gross borrowings of £409.2 million, of which £136.0 million comprised a US dollar bond of $225 million. After deducting cash and deposits of £53.7 million, the Group’s net debt at December 31, 2005 was £355.5 million, a decrease of £49.7 million from £405.2 million at the end of 2004.

The Group is currently funded by a mixture of one to five year multi-currency bilateral committed credit facilities and a syndicated facility totaling £687.2 million together with a US dollar bond totalling $225 million. The bank facilities mature between 2006 and 2010, and the loans under these facilities are drawn for various periods, at interest rates based on LIBOR. As at the end of 2005, sterling loans of £246.0 million were drawn under these facilities at average rates of approximately 4.9% and were repayable in early 2006. As these drawings were refinanced on maturity under the same facilities, dependent upon the term of the relevant facility under which they have been drawn, all £246.0 million of the loans were classified for accounting purposes as repayable after four years but within five years. No loans as of December 31, 2005 were secured by either fixed or floating charges on the Group’s assets. In addition the Group maintains uncommitted and overdraft facilities to maintain short term flexibility.

The credit agreements under which the banks provide these facilities contain customary terms and conditions, including various financial and operating covenants (such as leverage and interest cover levels and customary negative pledge and reporting covenants). The US dollar bond also contains similar financial and operating covenants. Management believes that it is in compliance with all such covenants and that they do not presently impose undue restrictions on its activities.

Pensions

At December 31, 2005 the Group’s IAS 19 “Employee Benefits” pension liabilities were £60.0 million, a £10.5 million decrease compared to 2004 due to a £32.4 million reduction arising from the demerger and an increase in the asset base being partly offset by increased liabilities due to a fall in bond yields and an increase in the longevity assumptions.

Treasury policies and controls

Bunzl has a centralized treasury department to control external borrowings and manage exchange rate risk and interest rate risk. Treasury policies are approved by the Board and cover the nature of the exposure to be hedged, the types of financial instruments that may be employed and the criteria for investing and borrowing cash. The Group uses derivatives only to manage its foreign currency and interest rate risks arising from underlying business activities. No transactions of a speculative nature are undertaken. The treasury department is subject to periodic independent reviews by the internal audit department. Underlying policy assumptions and activities are reviewed by the executive directors. Controls over exposure changes and transaction authenticity are in place and dealings are restricted to those banks with the relevant combination of geographic presence and suitable credit rating. The Group continually monitors the credit ratings of its counterparties and credit exposure to each counterparty.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility. The Group is currently funded by a US dollar bond and multi-currency credit facilities from the Group’s bankers. The US dollar bond, originally issued during 2001, is in three tranches, five years, seven years and 10 years with maturities between 2006 and 2011, for a total of $225 million at fixed rates of interest. The bank facilities have tenures ranging from six months to five years and mature between 2006 and 2010. At December 31, 2005, the available bank facilities totaled £687.2 million of which £246.0 million was drawn down. In addition the Group maintains overdraft and uncommitted facilities to provide short-term flexibility.

Foreign currency risk

The majority of the Group’s net assets are in currencies other than sterling. The Group’s policy is to limit the translation exposure and resulting impact on shareholders’ equity by borrowing and/or using forward foreign exchange contracts to hedge the translation exposure in those currencies in which the Group has significant net assets. At December 31, 2005 there were no material currency exposures after accounting for the effect of the hedging transactions. Throughout the year, the Group’s borrowings were primarily held in sterling and US dollars. The Group does not hedge the translation effect of exchange rate movements on the income statement.

The majority of the Group’s transactions are carried out in the respective functional currency of each of the Group’s operations and so transaction exposures are limited. However where they do occur the Group’s policy is to hedge significant exposures as soon as they are committed using forward foreign exchange contracts.

Interest rate risk

The Group’s strategy is to ensure with a reasonable amount of certainty that the overall Group interest charge is protected against material adverse movements in interest rates. The majority of the US dollar bond was swapped to floating rates during 2001. Interest rate caps are in place to reduce the Group’s floating rate exposure to movements in LIBOR.

Credit risk

The Group’s principal financial assets are cash and receivables which represent the Group’s maximum exposure to credit risk in relation to financial assets.

The Group’s credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group’s management based on prior experience and their assessment of the current economic environment.

The credit risk on cash and derivative financial instruments is limited because the Group restricts its dealings to counterparties with high credit ratings. The credit risk policy specifies the maximum permitted exposure to each counterparty.

At the balance sheet date there were no significant concentrations of credit risk.

TREND INFORMATION

Management believes that, as a more focused outsourcing Group that has recently been reorganized into four business areas, Bunzl will be able to advance both organically and through acquisitions and thereby grow the business successfully.

OFF-BALANCE SHEET ARRANGEMENTS

The Group has provided bank, trade and other guarantees of £0.9 million to third parties as of December 31, 2005. For further information on guarantees see Note 20 of the Notes to the Consolidated Financial Statements on page F-31 of this Annual Report.

The Group uses financial instruments to mitigate its interest rate and foreign exchange risks. For further information on financial instruments see Note 14 of the Notes to Consolidated Financial Statements on pages F-22 to F-26 of this Annual Report.

There are no other off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the Group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources.

CONTRACTUAL OBLIGATIONS

The following table summarizes Bunzl’s principal contractual obligations at December 31, 2005:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	£m	£m	£m	£m	£m
Debt—floating rate	378.8	40.0	61.4	246.0	31.4
Debt—fixed rate	29.1	29.1	—	—	—
Interest—floating rate	77.3	17.2	32.0	27.3	0.8
Interest—fixed rate	0.9	0.9	—	—	—
Finance lease obligations	1.3	0.5	0.3	0.5	—
Operating leases	144.4	27.4	43.9	29.3	43.8
Capital expenditure	0.8	0.8	—	—	—
Pension contributions	11.6	11.6	*	*	*

*                    It is not possible to look beyond 2006 due to the variable nature of pension contributions.

Further information relating to the Group’s long term debt is set out in Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowings” on page 30 of this Annual Report. Operating leases principally relate to land and buildings. The Group’s future operating cash flow is expected to be sufficient to meet these contractual obligations.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Board changes since January 2005

As announced in February 2005, the demerger of Filtrona resulted in M. J. Harper and P. Heiden resigning from the Board on June 6, 2005 to take up the positions of Chief Executive and non-executive director of Filtrona plc respectively. Having originally agreed to do so, C. P. Sander decided for personal reasons not to assume the position of Chief Executive of Bunzl following the demerger of Filtrona and resigned from the Board on July 13, 2005. Following a comprehensive search using an external search consultancy, M. J. Roney, who had been a non-executive director since June 2003, was appointed as Chief Executive on November 1, 2005. A. J. Habgood remains as Chairman. At the end of the year A. P. Dyer retired from the Board after having been Chairman from 1993 to 1996 and then Deputy Chairman until the demerger of Filtrona. On January 1, 2006 B. M. May, who had been Finance Director designate since June 2005, joined the Board as Finance Director. His previous role was as Finance Director of Bunzl’s European and Australasian business. Also on January 1, 2006 P. W. Johnson, Chairman of Inchcape plc, joined the Board as an independent non-executive director. Finally on January 31, 2006 D. M. Williams, Finance Director until the end of 2005, retired from the Board after reaching his normal retirement age and having served as a director for over 14 years.

Summary of Directors

The business of the Company is managed by the Board of directors, comprising executive and non-executive directors. The directors and executive officers of the Company as of April 11, 2006 are as follows:

Name	Position	Age	Date of expiration of current term of office
A.J. Habgood	Chairman	59	May 2006
M.J. Roney	Chief Executive	51	May 2007
J.F. Harris	Senior Independent Non-executive Director	58	May 2007
C.A. Banks	Non-executive Director	65	May 2006
U. Wolters	Non-executive Director	64	May 2008
P.L. Larmon	President and Chief Executive Officer, North America	53	May 2008
B.M. May	Finance Director	42	May 2006
P.W. Johnson	Non-executive Director	58	May 2006

A.J. Habgood was appointed as Chairman in 1996, having joined as Chief Executive in 1991. He is Chairman of the Nomination Committee. Formerly a director of The Boston Consulting Group from 1977 to 1986, he was then appointed a director of Tootal Group PLC subsequently becoming Chief Executive. He is Chairman of Whitbread PLC and the senior independent director of SVG Capital plc.

M.J. Roney was appointed Chief Executive in November 2005 having been a non-executive director since 2003. After holding a number of senior general management positions within Goodyear throughout Latin America and then Asia, he became President of Goodyear’s Eastern European, African and Middle Eastern businesses and subsequently Chief Executive Officer of Goodyear Dunlop Tires Europe BV, the joint venture between Goodyear and Sumitomo Rubber.

J.F. Harris was appointed a non-executive director in 2000 and is the senior independent director and Chairman of the Audit Committee. Appointed Finance Director of Unichem Plc in 1986 and Chief Executive in 1992, he became Chief Executive of the enlarged Alliance Unichem Plc in 1997 and served as Chairman from 2001 until 2005. He is Chairman of Filtrona plc and a non-executive director of Anzag AG and Associated British Foods plc.

C.A. Banks was appointed a non-executive director in 2002 and is Chairman of the Remuneration Committee. Previously Chief Executive of Ferguson Enterprises, the largest North American subsidiary of Wolseley plc, he joined the board of Wolseley in 1992 and was appointed Group Chief Executive in 2001.

U. Wolters has been a non-executive director since 2004. Formerly Managing Director of Aldi Süd in Germany, he built the business into one of the world’s leading retailers operating principally in Germany and Austria, the US, the UK and Australia. He is now Chairman of the Aldi Family Trust which holds the majority of the Aldi Süd shares.

P.L. Larmon is President and Chief Executive Officer of Bunzl North America. Having joined Bunzl in 1990 when Packaging Products Corporation, of which he was an owner, was acquired, he has held various senior management positions over 15 years. He became President in late 2003, Chief Executive Officer in 2004 and was appointed to the Board later that year.

B. M. May has been Finance Director since January 2006. A chartered accountant, he qualified with KPMG and joined Bunzl in 1993, initially as Internal Audit Manager, subsequently becoming Group Treasurer before taking up the role of Finance Director, Outsourcing Services Europe & Australasia in 1996 and Finance Director designate in June 2005.

P. W. Johnson was appointed a non-executive director in January 2006. Having spent most of his earlier career in the motor industry, he joined Inchcape plc in 1995 and became Chief Executive in 1999 and Chairman in 2006. He is a non-executive director of Wates Group Ltd.

COMPENSATION

Reference is made to pages A-1 to A-13 of this Annual Report, which contain Annex A thereto, the Directors’ Remuneration Report.

BOARD PRACTICES

The Board

The Board has established the following committees:

Remuneration Committee

The membership of the Remuneration Committee comprises all of the non-executive directors. The Chairman of the Committee is C.A. Banks. The terms of reference of the Committee, as approved by the Board, embody the purpose of the Committee as ensuring that the Company’s executive directors and senior executives are fairly rewarded for their individual contributions to the Group’s overall performance having due regard to the interests of the shareholders and to the financial and commercial health of the Group. Members of the Committee do not have any personal financial interest (other than as shareholders) in matters decided by the Committee, nor do they have any potential conflict of interest arising from cross-directorships or day to day involvement in running the Group’s business. The Committee meets at least three times a year and at other times as may be required. While neither the Chairman of the Company, A.J. Habgood, nor the Chief Executive, M.J. Roney, are members of the Committee, they normally attend meetings except when the Committee is considering matters concerning themselves. The primary purpose of the remuneration policy is to help ensure the recruitment, retention and motivation of the executive directors by providing fair reward for the responsibilities they undertake and the performance they achieve on behalf of shareholders. The Committee also oversees the administration of the Company’s share incentive schemes for employees. The Board itself determines the remuneration of the non-executive directors. The terms of reference of the Committee are available on the Company’s website.

Audit Committee

The membership of the Audit Committee comprises all of the non-executive directors and is chaired by J.F. Harris. The Committee considers reports from the Group’s internal and external auditors. The reports from the internal audit function cover specific matters arising during the year in addition to matters which are the subject of regular review. The Committee also regularly reviews the resourcing of the internal audit function and its program of investigations. The Committee reviews the half year and annual financial statements before formal submission to the Board for approval. The Committee is also responsible for reviewing the appointment of the external auditors and the broad scope of the annual audit. The Committee reviews and approves the level and type of non-audit work which the external auditors perform, including the fees paid for such work, thus ensuring that their objectivity and independence is not compromised. The Committee meets at least twice a year and at such other times as may be required. While the Finance Director, B.M. May, is not a member of the Committee, he normally attends meetings although the Committee has the authority to discuss matters with the external auditors without executive Board members present. The terms of reference of the Committee are available on the Company’s website.

Nomination Committee

The Nomination Committee meets as and when required and recommends candidates for both executive and non-executive positions on the Board for the consideration of the Board as a whole. A.J. Habgood, J.F. Harris and C.A. Banks are members of the Committee which is chaired by A.J. Habgood. J.F. Harris chaired the Committee when considering the new Chief Executive appointment. The terms of reference of the Committee are available on the Company’s website.

Directors’ Service Contracts

P.L. Larmon and B.M. May each have service contracts which provide for one year’s notice from the Company and six months’ notice from themselves. However on appointment, M. J. Roney, due to his relocation and move from his previous company after 24 years’ service, was provided with 24 months’ notice which during the first 12 months of employment reduces on a quarterly basis by one month for each quarter. During the period of months 13 to 24 of employment, the notice period continues to reduce quarterly but by two months each quarter so that after 24 months’ service the Company will provide M. J. Roney with 12 months’ notice. P.L. Larmon’s contract provides that on termination by the Company without cause he is entitled to receive payment of 12 months’ base salary plus health insurance coverage, reduced by any interim earnings. There are no provisions for predetermined compensation in excess of one year’s remuneration and benefits in kind. M. J. Roney, for the first three years of service in limited circumstances only, is also entitled to receive a repatriation payment to cover relocation and school fees that have been incurred. A. J. Habgood’s service contract ended on December 31, 2005 and was replaced with a letter of appointment relating to his ongoing role as Chairman. The non-executive directors are paid an annual fee for their services. In addition, where relevant, they are paid a fee for chairing the Remuneration and Audit Committees. The non-executive directors do not have service contracts, are not eligible for pension scheme benefits and do not participate in any of the Group’s bonus or share incentive plans. For details of directors’ compensation, see Annex A to this Annual Report, the Directors’ Remuneration Report, on pages A-1 to A-13 of this Annual Report.

New York Stock Exchange Corporate Governance

Under the NYSE rules, listed foreign private issuers, like Bunzl, must disclose any significant ways in which their corporate governance practices differ from those followed by US domestic companies under NYSE listing standards. There are no significant differences in the corporate governance practices followed by Bunzl as compared to those followed by US domestic companies under the NYSE listing standards, except that Bunzl follows the recommendations in the revised Combined Code issued by the Financial Reporting Council in July 2003 (“Combined Code”) with respect to membership of its Nomination Committee and the balance of independent directors on the Board.

The Combined Code permits membership of the Nomination Committee to be composed of a majority of independent non-executive directors. The NYSE listing standards require that the Nomination Committee be composed entirely of independent directors. The Combined Code recommends that at least half the board, excluding the Chairman, be independent whilst the NYSE listing standards requires a majority of independent directors.

EMPLOYEES

As of December 31, 2005, the Group’s continuing operations had 10,526 employees (2004: 9,455). An insignificant number of the Group’s employees are represented by trade unions. The Group has not experienced any significant strikes or work stoppages in recent years and considers its employee relations to be good.

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

SHARE OWNERSHIP

The following table sets forth, as of April 11, 2006, the total amount of ordinary shares owned by the current directors, and the percentage of the ordinary shares of the Company represented by such ordinary shares outstanding as of such date.

Title of Class	Identity of person or group	Amount owned	Percentage of class
Ordinary Shares	A.J. Habgood	106,933	0.03%
Ordinary Shares	M.J. Roney	13,888	0.00%
Ordinary Shares	J.F. Harris	2,644	0.00%
Ordinary Shares	C.A. Banks	3,888	0.00%
Ordinary Shares	U. Wolters	5,000	0.00%
Ordinary Shares	P.L. Larmon	21,987	0.01%
Ordinary Shares	B.M. May	10,392	0.00%
Ordinary Shares	P.W. Johnson	3,000	0.00%

Share Option Schemes and Plans

The Company operates the following share plans for the benefit of its employees relating to the acquisition of shares from the Company.

Sharesave Scheme (1991) (“Sharesave Scheme”)

The Sharesave Scheme, approved by shareholders at the 1991 Annual General Meeting, is approved by the UK Inland Revenue and was open to all UK employees, including the UK based executive directors, who had completed at least one year of continuous service. No further options have been granted under the Sharesave Scheme since it expired in May 2001. It was linked to a contract for monthly savings of up to £250 per month over a period of either three or five years. Under the Sharesave Scheme options were granted to participating employees at a discount of up to 20% to the market price prevailing on the day immediately preceding the date of invitation to apply for the option. Options were normally exercisable either three or five years after they have been granted.

As of April 11, 2006 under the Sharesave Scheme there were options outstanding to purchase 66,106 ordinary shares, at exercise prices ranging from 308 pence to 365 pence, exercisable until October 31, 2006.

Sharesave Scheme (2001) (“2001 Sharesave Scheme”)

The 2001 Sharesave Scheme was approved by shareholders at the 2001 Annual General Meeting and has replaced the Sharesave Scheme. The 2001 Sharesave Scheme is also approved by the UK Inland Revenue. It operates on a similar basis to the Sharesave Scheme as summarized above. As of April 11, 2006 under the 2001 Sharesave Scheme there were options outstanding to purchase 1,721,251 ordinary shares, at exercise prices ranging from 296 pence to 512 pence, exercisable at various dates until October 31, 2011.

International Sharesave Plan (“International Sharesave Plan”)

The International Sharesave Plan was introduced following the approval of the 2001 Sharesave Scheme by shareholders. It operates on a similar basis to the 2001 Sharesave Scheme save that it is linked to a contract for monthly savings of up to €400 per month (or equivalent in other currencies) over a period of three years and options are granted to participating employees at a discount of up to 20% to the market price prevailing five days before the date of invitation to apply for the option. As of April 11, 2006, under the International Sharesave Plan there were 143,703 options outstanding to employees in the Netherlands, Germany, Canada and Australia at exercise prices ranging from 296 pence to 512 pence, which are normally exercisable at various dates until October 31, 2009.

Irish Sharesave Scheme (“Irish Sharesave Scheme”)

The Irish Sharesave Scheme was introduced in March 2006 and operates on a similar basis to the International Sharesave Plan save that it is linked to a contract for monthly savings of up to €320 per month. It is approved by the Irish Revenue Commissioners. As of April 11, 2006 there were 32,828 options outstanding under the Irish Sharesave Scheme at an exercise price of 512 pence exercisable until October 31, 2009.

1994 Executive Share Option Scheme (“1994 Scheme”)

The 1994 Scheme was approved by shareholders at the 1994 Annual General Meeting. No further options have been granted under the 1994 Scheme since it expired in May 2004. A performance condition based on the Company’s adjusted earnings per share growth relative to UK inflation over three years, has to be satisfied before options may normally be exercised.

On August 31, 1999 Bunzl filed a Registration Statement with the SEC on Form S-8 to register ordinary shares for issuance pursuant to the 1994 Scheme.

As of April 11, 2006 under the 1994 Scheme there were options outstanding to purchase 5,953,780 ordinary shares, including market purchased shares as well as new shares to be allotted, at exercise prices ranging from 229 pence to 482 pence, exercisable until March 2, 2014.

Long Term Incentive Plan (“LTIP”)

The LTIP was approved by shareholders at the 2004 Annual General Meeting and replaces the 1994 Scheme. The LTIP is divided into two parts.

Part A allows the Board to grant share options. In normal circumstances options granted are only exercisable if the relevant performance condition has been satisfied. Share options granted to date have a performance condition attached based on the Company’s adjusted earnings per share growth relative to UK inflation over three years.

Part B of the LTIP allows the Board to award performance shares which is a conditional right to receive shares in the Company for no or nominal consideration. A performance share award will normally vest (i.e. become exercisable) on the third anniversary of its grant to the extent that the applicable performance condition has been satisfied. The extent to which performance share awards vest will be subject to the Company’s total shareholder return (“TSR”) performance over a three year period relative to the TSR performance of a specified peer group of companies. For further information on the current peer group see Annex A to this Annual Report, the Directors’ Remuneration Report, on page A-7.

On May 27, 2005 Bunzl filed a Registration Statement with the SEC on Form S-8 to register ordinary shares for issuance pursuant to the 2004 LTIP.

As of April 11, 2006 under the 2004 LTIP Part A there were options outstanding to purchase 5,406,903 ordinary shares, including market purchased shares as well as new shares to be allotted, at exercise prices ranging from 429 pence to 682 1/2  pence, exercisable until April 3, 2016. Under the 2004 LTIP Part B there were 1,647,933 awards outstanding exercisable until April 3, 2012.

For details of options held by the executive directors of the Company, see Annex A to this Annual Report, the Directors’ Remuneration Report, on pages A-1 to A-13.

US Employee Stock Purchase Plan (2000) (“US Stock Purchase Plan”)

Effective January 1, 2000 the Company adopted the US Stock Purchase Plan for eligible employees of its US subsidiaries under which participating employees make contributions through payroll deductions to their respective employee option accounts (“Option Accounts”). At the end of every calendar month, a custodian appointed by the Remuneration Committee withdraws funds contributed to the participant’s Option Account to purchase ADRs in the open market on the participant’s behalf. Under the US Stock Purchase Plan, participants receive a 15% discount on the fair market value of the ADRs on the purchase date. The discount participants receive may be increased at the discretion of the Remuneration Committee, but in no event shall exceed the greater of 15% of the fair market value of the ADRs on the purchase date and 15% of the fair market value of the ADRs on the first business day of the relevant calendar month. Under the US Stock Purchase Plan, participants are limited to stock purchases which (taken together with all other stock options held by the participant under any other stock purchase plan of the Company) in the aggregate do not exceed $25,000 worth of ADRs for each calendar year. The US Stock Purchase Plan is intended to satisfy the requirements of Section 423 of the Internal Revenue Code of 1986, as amended. As of April 11, 2006, 194,156 ADRs had been purchased under the US Stock Purchase Plan.

On December 27, 1999 Bunzl plc filed a Registration Statement on Form S-8 to register ADRs in connection with the US Stock Purchase Plan and a non-qualified US stock purchase plan for eligible employees of Bunzl Northeast, L.P., which the Company adopted effective January 1, 2000 and ended effective December 31, 2001. Prior to its termination, 3,114 ADRs were purchased at a discount of 20% to fair market value on the applicable purchase dates under the non-qualified US stock purchase plan.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As far as the Company is aware, it is neither directly or indirectly owned nor controlled by any corporation or by any foreign government.

The Company has been informed that as of December 31, 2005, FMR Corp and Fidelity International Ltd had a beneficial interest of 22,503,195 ordinary shares, representing 6.52% of the outstanding ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

Under the Companies Act 1985, holders of voting securities of a listed UK company must notify the Company of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 3% (for material interests) and 10% (for non-material interests) and every one percent movement in the number of shares held which have voting rights. The following table sets forth, as of April 11, 2006, the number of ordinary shares held by holders of more than 3% and their percentage ownership which have been notified to the Company in accordance with the provisions noted above.

	Amount owned	%
Lloyds TSB Group	13,549,869	3.01
Legal & General Investment Management Ltd	13,842,195	3.99
FMR Corp and Fidelity International Ltd	20,367,716	5.88

None of the Company’s major shareholders have different voting rights.

As of April 11, 2006 342,969 ordinary shares were held by 22 shareholders with registered addresses in the US. These figures do not include either the number of ordinary shares held by shareholders with registered addresses outside the US in which US residents have an interest or the number of any such US residents. As of the same date, 2,994,030 ordinary shares were being traded in the form of ADSs by 3 holders of record of ADSs.

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

	London Stock Exchange		NYSE
	High	Low	High	Low
	(pence per		(US$ per ADR)
	ordinary share)
Annual High and Low Market Prices
2001	488	408	35.35	29.90
2002	547	368	39.80	29.35
2003	482	345	40.70	28.98
2004	486	405	44.99	37.96
2005	643	443	55.00	42.06
Quarterly High and Low Market Prices
2004
First quarter	477	405	44.99	37.96
Second quarter	486	448	44.14	41.25
Third quarter	457	416	43.24	37.75
Fourth quarter	457	413	44.37	38.45
2005
First quarter	535	443	52.43	42.06
Second quarter	545	498	51.68	46.60
Third quarter	575	514	55.00	45.31
Fourth quarter	643	540	55.00	48.00
2006
First quarter	694	596	61.71	52.63
Monthly High and Low Market Prices
2005
October	583	540	51.78	48.00
November	602	573	52.41	50.50
December	644	593	55.00	52.33
2006
January	647	596	56.50	52.63
February	640	601	56.99	53.72
March	694	643	61.71	57.40

Fluctuations between the pound sterling and the US dollar will affect the dollar equivalent of the price of the ordinary shares on the London Stock Exchange and the price of the ADSs on the NYSE. On April 11, 2006 the Noon Buying Rate was $1.75 to £1.00.

ADRs evidencing ADSs are issuable by The Bank of New York, as depositary, pursuant to the Deposit Agreement dated as of October 29, 1998 among the Company, the Depositary and the registered holders and holders from time to time of the ADRs. The Deposit Agreement and the form of ADR are exhibits to this Annual Report, respectively, having been incorporated by reference to Exhibit A of the Company’s Registration Statement on Form F-6 (File No. 333-9536) filed with the SEC on October 20, 1998 and filed herewith. Additional copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary currently located at 101 Barclay Street, New York, NY 10286, and the principal office in London of the agent of the Depositary at 1 Canada Square, London E14 5AL. The Depositary’s principal executive office is located at One Wall Street, New York, NY 10286.

ITEM 10.         ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company’s Memorandum and Articles of Association are incorporated by reference to Item 10 “Additional Information—Memorandum of Articles of Association”, as Exhibit 1.1 hereto.

MATERIAL CONTRACTS

Management does not believe the Company, or any member of the Group, has been a party to any material contract in the last two years, other than contracts entered into in the ordinary course of business and the agreement referred to below relating to the demerger of the Filtrona business (“the Demerger Agreement”).

The Demerger Agreement was entered into on May 16, 2005 between Bunzl and Filtrona plc to effect the demerger and govern the relationship between the Group and the Filtrona Group following the demerger.

Bunzl and Filtrona plc agreed pursuant to the Demerger Agreement that Bunzl would transfer the Filtrona business to Filtrona plc and that Filtrona plc would issue shares in Filtrona plc to the Bunzl shareholders as of June 6, 2005.

The Demerger Agreement contains mutual indemnities under which Filtrona plc indemnifies the Group against liabilities arising in respect of the Filtrona business and Bunzl indemnifies the Filtrona Group against liabilities arising in respect of the business carried on by the Group other than the Filtrona Group. These mutual indemnities are unlimited in terms of amount or duration and are customary for an agreement of this type.

The Demerger Agreement sets out how guarantees, indemnities or other assurances given by Group companies for the benefit of Filtrona Group companies (or vice versa) will be dealt with following the demerger. Where relevant the beneficiary of such a guarantee must try to obtain the guarantor’s release form the guarantor’s obligations thereunder and, pending release, indemnify the guarantor against all amounts paid by it under the guarantee and ensure that the guarantor’s exposure under the guarantee is not increased.

Both the Group and the Filtrona Group will be permitted access to each other’s records for a period of six years following the Demerger. Reasonable endeavours are to be used to ensure that contracts in the name of one group member whereby a member of the other group is deriving the benefit of that contract are novated to the relevant member of the other group, pending which the contracting party shall hold the benefit of that contract on trust for the relevant member of the other group. The parties have covenanted for a period of 12 months not to employ, solicit or entice away certain employees engaged in skilled or managerial worked employed by the other party’s group. Both groups have agreed to keep certain information on the other group confidential, subject to certain exemptions (for instance if disclosure is required by law).

The Demerger Agreement contains detailed provisions relating to the discharge of indebtedness due from Filtrona Group companies to the Group, the establishment by Filtrona plc of its pension schemes and the transfer of assets to them and the allocation of tax liabilities.

The Demerger Agreement also contains indemnities relating to taxation. Subject to certain exceptions, Bunzl indemnifies the Filtrona Group against tax liabilities arising as a result of the demerger or certain pre-demerger reorganisation steps. Bunzl also indemnifies the Filtrona Group against certain tax liabilities which are properly liabilities of the Group being imposed on a member of the Filtrona Group and Filtrona plc indemnifies the Group against certain tax liabilities which are properly liabilities of the Filtrona Group being imposed on a member of the Group. All of these indemnities are unlimited in terms of amount but do not cover liabilities which arise more than seven years after the demerger or which have not been notified by the indemnified party to the indemnifying party within seven years and 30 days after the demerger.

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

•       tax-exempt organizations; or

•       US Holders that own or are deemed to own 10% or more of the Company’s voting stock.

This summary is based in part on representations of the Depositary and assumes that each obligation in the Deposit Agreement, and any related document, will be performed in accordance with its terms. The US Treasury has expressed concern that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by US Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate US Holders. Accordingly, the analysis of the availability of the reduced tax rate for dividends received by certain non-corporate US Holders, described below, could be affected by actions that may be taken by parties to whom ADSs are pre-released.

This summary is intended as a general guide only and is based on UK legislation and HM Revenue and Customs practice, and laws and practices of the US currently in force (including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), judicial decisions and final, temporary and proposed Treasury Regulations), as well as the US-UK double taxation convention relating to income and gains which entered into force on March 31, 2003 (the “Income Tax Convention”) and the US-UK double taxation convention relating to estate and gift taxes (the “Estate and Gift Tax Convention”), changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. US Holders of ordinary shares or ADSs are advised to consult their own tax advisors with respect to the tax consequences of the purchase, ownership or disposal of their ordinary shares or ADSs, including specifically the consequences under US state and local tax laws and the tax laws of any non-US taxing jurisdiction.

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

UK Taxation of Distributions

Under current UK law dividends received by a US Holder from the Company will not be subject to UK withholding tax.

US Taxation of Distributions

For US federal income tax purposes, distributions paid with respect to ordinary shares or ADSs (other than certain pro rata distributions of ordinary shares or rights to subscribe for ordinary shares) will be treated as a foreign-source dividend to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under US federal income tax principles). Such dividends will not be eligible for the dividends-received deduction generally allowed to corporate US Holders under the Code. The amount of the distribution will equal the US dollar value of the pounds sterling received, calculated by reference to the exchange rate in effect on the date such distribution is received (which for US Holders of ADSs will be the date such distribution is received by the Depositary), whether or not the Depositary or the US Holder in fact converts the pounds sterling received into US dollars on the date of receipt. Any gains or losses resulting from the conversion of pounds sterling into US dollars will be treated as US-source ordinary income or loss.

Subject to applicable limitations that vary depending upon a US Holder’s individual circumstances and the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate US Holders in taxable years beginning before January 1, 2009 will be taxable at a maximum tax rate of 15%. Non-corporate US Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at these favorable rates.

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

US Taxation of Capital Gains

For US federal income tax purposes, a US Holder will realize capital gain or loss on the sale or other disposition of ordinary shares or ADSs in an amount equal to the difference between the amount realized and the US Holder’s tax basis in such ordinary shares or ADSs. The gain or loss, if any, will generally be US-source and will be long term capital gain or loss if the ordinary shares or ADSs were held for more than one year. US Holders should consult their own tax advisors regarding the US federal income tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and capital losses, the deductibility of which is subject to limitations.

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

US Backup Withholding and Information Reporting

Payments of dividends and sales proceeds may be subject to information reporting requirements of the Code. Under US federal income tax law, such dividends and sales proceeds may also be subject to backup withholding unless the US Holder is a corporation or comes within certain exempt categories and, when required, demonstrates this fact, or provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Any amount withheld under these rules will be creditable against a US Holder’s US federal income tax liability and may entitle the US Holder to a refund, provided that the required information is furnished to the Internal Revenue Service. A US Holder who does not provide a correct taxpayer identification number may be subject to certain penalties.

DOCUMENTS ON DISPLAY

The documents concerning Bunzl which are referred to herein may be inspected at the SEC. You may read and copy any document filed or furnished by Bunzl at the SEC’s public reference rooms in Washington D.C., New York and Chicago. Please call the SEC at +1-800-SEC-0330 (+1-800-732-0330) for further information on the reference rooms. Documents filed or furnished made by Bunzl via EDGAR are available at the SEC’s website, http://www.sec.gov.

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Bunzl has a centralized treasury department to control external borrowings and manage the exchange rate risk and interest rate risk. Treasury policies are approved by the Board of Directors and cover the nature of the exposure to be hedged, the types of financial instruments that may be employed and the criteria for investing and borrowing cash. The Group uses derivatives only to manage its foreign currency and interest rate risks arising from underlying business activities. No transactions of a speculative nature are undertaken. The treasury department is subject to periodic reviews by the internal audit department. Underlying policy assumptions and activities are reviewed by the executive directors. Controls over exposure changes and transaction authenticity are in place and dealings are restricted to those banks with the relevant combination of geographic presence and suitable credit rating. The Group continually monitors the credit ratings of its counterparties and credit exposure to each counter party.

Interest Rate Risk

The Group’s principal exposure to interest rate risk relates to changes in US dollar, euro and sterling interest rates. The Group’s gross borrowings as at December 31, 2005 after taking into account the impact of foreign exchange swaps were denominated as follows:

	Total	Euro	US Dollars	Sterling	Other
	£m	£m	£m	£m	£m
Gross Borrowings
2005	409.2	286.9	280.4	(262.2)	104.1
2004	512.9	337.0	281.4	(195.4)	89.9

At December 31, 2005, after interest rate swaps, £29.1m of US dollar gross borrowings maturing within one year have a fixed interest rate of 6.4%. All other borrowings are at floating rates. The Group manages its interest rate risk by reference to its forecast net borrowings. A portfolio of interest rate caps fixing at three month intervals over a rolling 18 month period is used to reduce the impact of adverse movements. Financial liabilities with a notional principal of £211.1m were capped at December 31, 2005 (£178.2m at December 31, 2004).

The amount and nature of interest rate instruments utilized by the Group is determined by management upon an analysis of the composition of the Group’s assets and liabilities and related interest rate characteristics, as well as prevailing market conditions and expectations.

Foreign Currency Risk

The Group publishes its financial statements in sterling but conducts its business in many foreign currencies. The majority of Bunzl’s assets, liabilities, revenues and expenses are denominated in US dollars and other non-sterling currencies. As a result the Group is subject to foreign currency exchange rate risk due to exchange rate movements which will affect the translation of the Group’s results and net assets. The Group continually assesses foreign currency risks and monitors the foreign exchange markets. The Group’s policy is to limit the translation exposure and resulting impact on shareholders’ funds by borrowing in those currencies in which the Group has significant net assets and by using forward foreign exchange contracts. The Group does not hedge the translation effect on the income statement. The Group’s operating profit is affected by the movement in sterling due to translation exposure. For example, the impact on the Group’s operating profit of a 1% movement of sterling against the US dollar would be approximately £1 million.

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

Quantitative Disclosure of Market Risk

The analysis below summarizes the sensitivity of the fair value of the Group’s financial instruments to selected changes in market rates and prices. Fair value represents the present value of future cash flows based on market rates and prices at the valuation date of December 31, 2005.

Foreign Currency Risk

The sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from those as at December 31, 2005 with all other variables held constant. The plus 10% case assumes a strengthening of sterling and the minus 10% case a weakening of sterling against all other currencies.

	Fair value as at December 31		Fair value due to exchange rate movements of
	2005	2004	Plus 10%	Minus 10%
	£m	£m	£m	£m
Foreign exchange forward contracts	(5.9)	(6.5)	58.1	(39.8)
Long term debt—fixed rate	(29.1)	(26.0)	(26.4)	(32.0)
Long term debt—floating rate	(333.2)	(426.6)	(325.3)	(341.9)
Other financial net assets	258.9	276.2	237.8	282.0

Interest Rate Risks

The Group’s US dollar private placement issued in 2001 has three tranches of $75 million, $100 million and $50 million bearing interest rates of 6.4%, 6.7% and 7.1% and which will become due on July 2, 2006, July 2, 2008 and July 2, 2011, respectively. The seven and ten year tranches together with $25 million of the five year tranche were swapped to floating rates of interest based on the three month US LIBOR. The impact on the Group’s profit before tax of an increase in interest rates of 1% would be an expense of approximately £4 million.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Chief Executive and the Finance Director, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), have concluded that as of December 31, 2005, the Company’s disclosure controls and procedures were effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities to allow timely decisions of required disclosures.

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

ITEM 16B.   CODE OF ETHICS

Bunzl has adopted a code of ethics applicable to its Chairman, Chief Executive, Finance Director and Financial Controller and to all other Group employees. The text of this code is available on the Company’s website, www.bunzl.com.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the aggregate amounts paid to the Company’s auditors for the years ended December 31, 2005 and 2004.

	2005	2004
	£m	£m
Audit fees	1.5	1.9
Audit related fees	4.1	1.5
Tax services	1.9	1.2
	7.5	4.6

Audit fees include fees in respect of the Group. Audit related fees principally relate to the review of the listing particulars and circular to shareholders required for the demerger of Filtrona, fees in respect of the Interim Report and Form 20-F, accounting advice and due diligence and other duties carried out in relation to the acquisition of businesses. Tax services consist of tax compliance services and tax advice.

Audit Committee Pre-approval Policy

The Audit Committee has pre-approved assignments not exceeding £100,000 for pre-acquisition due diligence and for certain tax services. In the event any of these services is expected to exceed the specified limit, and for all other non-prohibited services regardless of the expected fee, the Chairman of the Audit Committee or, in his absence, another member of the Committee, must specifically authorise the appointment of Bunzl’s independent auditors to perform such services. Any such appointment must thereafter be ratified at the subsequent Audit Committee meeting. None of the services described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

At each of the 2005 and 2004 Annual General Meetings the directors were granted authority by the shareholders to purchase up to 10% of the Company’s ordinary share capital in issue at that time. The 2005 authority was subsequently amended at the Company’s Extraordinary General Meeting held on June 2, 2005.

At the Annual General Meeting held on May 19, 2004 authority was granted to purchase up to 44,850,000 shares. This authority expired at the conclusion of the Annual General Meeting held on May 18, 2005. The Board exercised part of this authority in relation to 13,035,000 shares during 2004.

At the Annual General Meeting held on May 18, 2005 the shareholders gave the directors a similar authority to purchase up to 46,595,000 shares and at the Extraordinary General Meeting held on June 2, 2005 this authority was replaced as a result of the share consolidation to give the directors authority to purchase up to 34,067,000 shares. This authority will expire on May 17, 2006. The Board has not exercised either of these authorities.

	Total number of shares purchased	Average price per share	Total number of shares purchased under the shareholder repurchase authorities	Maximum number of shares that may have been purchased under the shareholder repurchase authorities
Month ended	Number(1)	Price(p)	Number	Number
January 31, 2005	—	—	—	31,815,000
February 29, 2005	—	—	—	31,815,000
March 31, 2005	689,700 (2)	512	—	31,815,000
April 30, 2005	—	—	—	31,815,000
May 31, 2005	—	—	—	43,785,000
June 30, 2005	—	—	—	34,067,000
July 31, 2005	—	—	—	34,067,000
August 31, 2005	—	—	—	34,067,000
September 30, 2005	1,521,401	572	—	34,067,000
October 31, 2005	119,816	572	—	34,067,000
November 30, 2005	332,662	571	—	34,067,000
December 31, 2005	—	—	—	34,067,000
	2,663,579	556	—

(1)          Open-market purchases of 2,663,579 shares were made in 2005 by Bunzl Employee Trustees Ltd, a subsidiary of the Company, in relation to employee compensation plans and were not purchased pursuant to the shareholder authorities referred to above.

(2)          The purchase of 689,700 shares in March 2005 related to ordinary shares of 25p each. All of the other purchases made in 2005 related to ordinary shares of 32 1/7p each.

PART III

ITEM 17.   FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-51 of this Annual Report.

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

2.2	Form of American Depositary Receipt attached as Exhibit A to the Form of Deposit Agreement (filed herewith).
4.1.	Service Agreement as of January 1, 2005 between Bunzl USA, Inc. and P.L. Larmon. (Incorporated by reference to the Company’s Form 20-F (File No. 001-14868) filed on May 27, 2005.)
4.2	Service Agreement as of November 1, 2005 between the Company and M.J. Roney (filed herewith).
4.3	Service Agreement as of January 1, 2006 between the Company and B.M. May (filed herewith).
12.1	Certification of M.J. Roney filed pursuant to Securities Exchange Act of 1934, as amended (“Exchange Act”) Rule 13a-14(a).
12.2	Certification of B.M. May filed pursuant to Exchange Act Rule 13a-14(a).
13.1	Certification of M.J. Roney and B.M. May furnished pursuant to Exchange Act Rule 13a-14(b).
14.1

Consent of KPMG Audit Plc to the incorporation by reference of their report dated February 27, 2006, except as to Note 31, which is as of April 28, 2006 under Item 3 of Part II of the Company’s Registration Statement on Form S-8 (File No. 333-93615) filed on December 27, 1999.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUNZL PLC
	By:	/s/ B.M. MAY
		Name:	B.M. May
		Title:	Finance Director
London, England
Dated: April 28, 2006

Report of Independent Registered Public Accounting Firm to the Shareholders and Board of Bunzl plc

We have audited the accompanying Consolidated Balance Sheet of Bunzl plc and subsidiaries (the “Group”) as of December 31, 2005 and 2004 and the related Consolidated Income Statement, Consolidated Statement of Recognized Income and Expense and Consolidated Cash Flow Statement for each of the years in the two year period ended December 31, 2005 (together the “Consolidated Financial Statements”). The Consolidated Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

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

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2005 in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”).

As referred to in Note 1 to the Consolidated Financial Statements, the Group has changed its method of accounting for certain financial instruments with effect from January 1, 2005, upon the adoption of International Accounting Standards 32 and 39.

IFRS as adopted by the EU vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the Consolidated Financial Statements.

KPMG Audit Plc
London, England
February 27, 2006
Except as to Note 31, which is dated April 28, 2006

Consolidated Income Statement

		for the year ended December 31
	Notes	2005		2004
		£m		£m
Continuing operations
Revenue
Existing businesses		2,808.3		2,438.5
Acquisitions		116.1
	3	2,924.4		2,438.5
Operating profit	3	187.5		161.1
Finance income	5	22.0		17.0
Finance cost	5	(32.8)		(19.9)
Profit before income tax		176.7		158.2
Income tax	6	(56.7)		(52.5)
Profit for the year		120.0		105.7
Discontinued operations
Profit for the year	7	4.2		35.7
Total profit for the year		124.2		141.4
Attributable to:
Equity holders of the Company		123.6		140.2
Minority interests		0.6		1.2
Total profit for the year		124.2		141.4
Earnings per share of the total profit for the year attributable to the Company’s equity holders
Basic		36.5	p	40.7	p
Diluted		36.3	p	40.5	p
Earnings per share of the profit for the year from continuing operations attributable to the Company’s equity holders
Basic	8	35.4	p	30.7	p
Diluted	8	35.2	p	30.5	p

The Accounting Policies and Notes on pages F-7 to F-51 form part of these
Consolidated Financial Statements.

Consolidated Statement of Recognized Income and Expense

		for the year ended December 31
	Notes	2005	2004
		£m	£m
Profit for the year		124.2	141.4
Actuarial loss on pension schemes	22	(27.3)	(13.3)
Deferred taxation on actuarial loss		8.4	4.0
Currency translation differences arising in year*		8.1	0.4
Movement of cash flow hedging reserve		1.6
Net expense recognized directly in equity		(9.2)	(8.9)
Total recognized income for the year		115.0	132.5
Adoption of IAS 32 and IAS 39†	2c	(1.3)
		113.7	132.5
Attributable to:
Equity holders of the Company		114.1	131.6
Minority interests		0.9	0.9
Total recognized income for the year		115.0	132.5

*                    Currency translation differences for 2005 of £8.1m are net of losses of £15.7m taken to equity as a result of designated effective net investment hedges.

†                    IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ were adopted by the Group on January 1, 2005 resulting in a cash flow hedging reserve of £(1.3)m being recognized in the opening balance sheet. As at December 31, 2005 the amount recognized in equity was £0.3m and the movement in the year was £1.6m.

The Accounting Policies and Notes on pages F-7 to F-51 form part of these
Consolidated Financial Statements.

Consolidated Balance Sheet

		at December 31
	Notes	2005	2004
		£m	£m
Assets
Property, plant and equipment	9	69.8	218.4
Intangible assets	10	695.5	636.1
Derivative assets		4.8
Deferred tax assets	16	22.2	14.8
Total non-current assets		792.3	869.3
Inventories	11	272.3	275.2
Income tax receivable		2.5	3.1
Trade and other receivables	12	470.7	465.4
Derivative assets		0.9
Cash and cash equivalents		53.7	107.7
Total current assets		800.1	851.4
Total assets		1,592.4	1,720.7
Equity
Share capital	17	111.4	112.5
Share premium	19	112.8	88.3
Merger reserve	19	2.5	—
Capital redemption reserve	19	8.6	5.3
Cash flow hedging reserve	19	0.3
Translation reserve	19	8.5	0.7
Retained earnings	19	216.3	278.1
Total equity attributable to the Company’s equity holders		460.4	484.9
Minority interests		—	3.9
Total equity		460.4	488.8
Liabilities
Interest bearing loans and borrowings	26	339.7	290.2
Retirement benefit obligations	22	60.0	70.5
Other payables		1.5	7.6
Provisions	15	38.3	30.3
Deferred tax liabilities	16	79.3	79.8
Total non-current liabilities		518.8	478.4
Bank overdrafts	26	17.0	43.2
Interest bearing loans and borrowings	26	52.5	179.5
Income tax payable		40.8	54.4
Trade and other payables	13	497.6	469.3
Provisions	15	5.3	7.1
Total current liabilities		613.2	753.5
Total liabilities		1,132.0	1,231.9
Total equity and liabilities		1,592.4	1,720.7

The Accounting Policies and Notes on pages F-7 to F-51 form part of these
Consolidated Financial Statements.

Consolidated Cash Flow Statement

		for the year ended December 31
	Notes	2005	2004
		£m	£m
Cash flow from operating activities of continuing operations
Profit before income tax		176.7	158.2
Adjustments for non-cash items:
Depreciation		13.6	12.9
Intangible amortisation		15.9	7.8
Share option charge		3.6	2.8
Other		0.9	(0.7)
Working capital movement		(11.4)	(11.0)
Finance income		(22.0)	(17.0)
Finance cost		32.8	19.9
Special pension contribution		(3.3)	—
Employee trust shares		(2.7)	(9.8)
Other cash movements		(6.4)	(7.2)
Cash inflow from operating activities of continuing operations		197.7	155.9
Cash inflow from operating activities of discontinued operations	7	2.2	64.1
Income tax paid of continuing operations		(56.7)	(50.3)
Income tax paid of discontinued operations	7	(2.8)	(14.9)
Cash inflow from operating activities		140.4	154.8
Investing activities of continuing operations
Interest received		11.8	7.1
Purchase of property, plant and equipment		(11.4)	(11.4)
Sale of property, plant and equipment		0.8	3.2
Purchase of businesses		(124.4)	(234.2)
Disposal of businesses		—	8.0
Demerger of business		115.4	—
Other investment cash flows		0.7	1.9
Cash outflow from investing activities of continuing operations		(7.1)	(225.4)
Cash outflow from investing activities of discontinued operations	7	(12.3)	(56.0)
Cash outflow from investing activities		(19.4)	(281.4)
Financing activities of continuing operations
Interest paid		(20.2)	(9.7)
Dividends paid		(57.8)	(54.4)
(Decrease)/increase in short term loans		(102.2)	135.2
Increase in long term loans		37.8	24.6
Decrease in finance leases		(0.3)	(0.2)
Shares issued for cash		26.6	4.9
Purchase of own shares		—	(58.6)
Cash (outflow)/inflow from financing activities of continuing operations		(116.1)	41.8
Cash (outflow)/inflow from financing activities of discontinued operations	7	(35.1)	11.9
Cash (outflow)/inflow from financing activities		(151.2)	53.7

Consolidated Cash Flow Statement (continued)

		for the year ended December 31
	Notes	2005	2004
		£m	£m
Exchange gain/(loss) on cash and cash equivalents of continuing operations		2.1	(1.3)
Exchange gain on cash and cash equivalents of discontinued operations	7	0.3	0.4
Net exchange gain/(loss) on cash and cash equivalents		2.4	(0.9)
Decrease in cash and cash equivalents		(27.8)	(73.8)
Cash and cash equivalents at start of year		64.5	138.3
Increase/(decrease) in cash and cash equivalents of continuing operations		19.9	(79.3)
(Decrease)/increase in cash and cash equivalents of discontinued operations	7	(47.7)	5.5
Cash and cash equivalents at end of year	26	36.7	64.5

The Accounting Policies and Notes on pages F-7 to F-51 form part of these
Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1.   Basis of Preparation

The Group has adopted International Financial Reporting Standards (‘IFRS’) as adopted for use in the EU in its consolidated financial statements for accounting periods from January 1, 2005. The consolidated financial statements for the year ended December 31, 2005 have been prepared in accordance with all adopted IFRSs including the interpretations issued by the International Accounting Standards Board (‘IASB’). These are the Group’s first consolidated financial statements under IFRS and IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ has been applied (see Note 29).

In preparing the financial statements the Group has decided to adopt early the amendment issued in December 2004 to International Accounting Standards (‘IAS’) 19 ‘Employee Benefits—Actuarial Gains and Losses, Group Plans and Disclosure’.

With effect from January 1, 2005 the Group adopted IAS 39 ‘Financial Instruments: Recognition and Measurement’. The effect of adopting IAS 39 as at January 1, 2005 is presented as a movement in the Group’s consolidated statement of recognized income and expense for 2005.

The financial information for the year ended December 31, 2004 has been prepared on the same basis with the exception of IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 which have been applied from January 1, 2005. The comparative figures for financial assets and liabilities are accounted for under UK GAAP.

In general, as a first time adopter of IFRS, the Group has applied the standards retrospectively. However there are a number of exceptions available under IFRS 1 and details of these are set out in Note 29.

IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standard Board (‘IASB’). However, the Consolidated Financial Statements for the periods presented would be no different had the Company applied IFRS as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU.

Under the IFRS transition provisions within the SEC Form 20-F requirements, the group is permitted to provide two years of comparable financial information under IFRS and reconciliations to US GAAP for the periods presented.

2.   Accounting policies

a. Basis of consolidation

(i)   Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the financial statements from the date that control commences until the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of the acquisition is measured as the fair value of the consideration plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the acquisition date. The excess of the cost of the acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill.

Notes to the Consolidated Financial Statements (Continued)

2.   Accounting policies (Continued)

a. Basis of consolidation (Continued)

(ii)   Transactions eliminated on consolidation

Intragroup balances and any unrealized gains and losses or income and expense arising from intragroup transactions are eliminated in preparing the consolidated financial statements.

b. Foreign currency

(i)   Foreign currency transactions

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the exchange rate prevailing at that date. Foreign exchange differences arising on translation are recognized in the income statement.

(ii)   Financial statements of foreign operations

Assets and liabilities of foreign operations, including goodwill, intangibles and fair value adjustments arising on consolidation, are translated at the exchange rate prevailing at the balance sheet date. Income and expenses of foreign operations are translated at average exchange rates. Exchange differences arising on retranslation are recognized in the translation reserve.

(iii)   Net investment in foreign operations

Exchange differences arising from the translation at the net investment in foreign operations and related hedges are taken to the translation reserve and released to the income statement on disposal. In respect of all foreign operations, differences that have arisen since January 1, 2004, the date of transition to IFRS, are presented as a separate component of equity.

c. Financial instruments

The financial statements for the year ended December 31, 2004 have been prepared using the accounting policies previously applied for financial instruments under UK GAAP as the Group has adopted the IFRS 1 exemption not to apply IAS 32 and IAS 39 to the comparative period. Under UK GAAP forward foreign exchange contracts hedging transaction exposures were revalued at year end exchange rates with net unrealised gains and losses being deferred to match the maturity of the underlying exposure. The accounting policies described below for financial instruments are applicable from January 1, 2005. The effect of adopting these standards was to recognize a net derivative liability of £1.3m in the opening balance sheet.

Under IAS 39, financial instruments are initially measured at fair value with subsequent measurement depending upon the classification of the instrument. Financial assets classified as ‘available for sale’ and financial assets or liabilities classified as ‘at fair value through profit or loss’ (including derivatives) are held at fair value. Other financial assets and liabilities are held at amortized cost, unless they are in a fair value hedging relationship. Derivative financial instruments are used to hedge exposures to foreign exchange and interest rate risks.

Notes to the Consolidated Financial Statements (Continued)

2.   Accounting policies (Continued)

c. Financial instruments (Continued)

(i)   Fair value hedge

Where a derivative financial instrument is designated as a hedge of variability in fair value of a recognized asset or liability, all changes in the fair value of the derivative are recognized immediately in the income statement. The carrying value of the hedged item is adjusted by the change in fair value that is attributable to the risk being hedged.

(ii)   Cash flow hedge

Where derivatives that are designated and qualify as a hedge are used to hedge forecast transactions, any effective portion of the change in fair value is recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Amounts accumulated in equity are recycled to the income statement in the period when the hedged item will affect profit.

(iii)   Hedge of net investment in foreign operations

Gains or losses on instruments used to hedge net investment in foreign operations that are effective hedges are recognized in equity. Ineffective hedges or portions thereof are recognized in the income statement.

d. Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and any impairment losses. The revalued amounts of previously revalued properties were treated as deemed cost upon transition to IFRS.

e. Depreciation

Depreciation is normally provided on a straight line basis to write off cost over the estimated remaining useful lives. This is at the following annual rates applied to cost or deemed cost less estimated residual value:

Buildings	2% or life of lease if shorter
Plant and machinery	10—20%
Fixtures, fittings and equipment	10—33%
Freehold land	Not depreciated

The assets’ residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each balance sheet date.

f. Intangible assets

(i)   Goodwill

Acquisitions are accounted for using the purchase method. As permitted by IFRS 1 the Group has chosen to apply IFRS 3 ‘Business Combinations’ from January 1, 2004 and has elected not to restate previous business combinations. For acquisitions that have occurred on or after January 1, 2004, goodwill

Notes to the Consolidated Financial Statements (Continued)

2.   Accounting policies (Continued)

f. Intangible assets (Continued)

represents the difference between the fair value of consideration given and the fair value of net identifiable assets. For acquisitions made before January 1, 2004, goodwill is included on the basis of deemed cost, which represents the amount previously recorded under UK GAAP. Goodwill is stated at cost less any impairment losses. Goodwill is allocated to cash generating units and is not amortized but tested annually for impairment. Negative goodwill arising on acquisition is recognized in the income statement.

(ii)   Other intangible assets

Intangible assets acquired in a business combination are recognized on acquisition and recorded at fair value. To date these have principally been related to customer lists and relationships. Amortization is charged to the income statement on a straight line basis over the estimated useful economic lives (15 to 18 years). Other intangible assets are stated at cost less accumulated amortization and any impairment losses.

g. Leases

Operating lease rentals and any incentives receivable are recognized in the income statement on a straight line basis over the term of the relevant lease. Leases in which the Group assumes substantially all the risks and rewards of ownership of the leased assets are classified as finance leases. Where land and buildings are held under finance leases the accounting treatment of the land is considered separately from that of the buildings.

h. Impairment

The carrying amounts of the Group’s long term assets, other than inventory and deferred tax assets, are reviewed at each balance sheet date to determine if there is any indication of impairment. If any such indication exists, the assets’ recoverable amount is estimated. Impairment losses are recognized when the carrying amount of an asset or its cash generating unit exceeds its recoverable amount, with impairment losses being recognized in the income statement. For goodwill the recoverable amount is estimated at each balance sheet date. The recoverable amount is the greater of net selling price and value in use. In assessing value in use estimated future cash flows are discounted to present value using a pre-tax discount rate which reflects the current market assessment of the time value of money and the risks specific to the asset.

i. Inventories

Inventories are valued at the lower of cost (on a first in, first out basis) and net realisable value.

j. Cash and cash equivalents

Cash and cash equivalents comprise cash balances and fixed term investments with maturities of three months or less from the date of acquisition. In preparing the consolidated cash flow statement, cash and cash equivalents also comprise bank overdrafts.

k. Trade and other receivables

Trade and other receivables are stated at cost less any impairment losses.

l. Trade and other payables

Trade and other payables are stated at cost.

Notes to the Consolidated Financial Statements (Continued)

2.   Accounting policies (Continued)

m. Income tax

Income tax in the income statement comprises current and deferred tax. Income tax is recognized in the income statement except when it relates to items reflected in equity when it is recognized in equity.

Current tax reflects tax payable on taxable income for the year using rates enacted or substantively enacted at the balance sheet date and any adjustments in respect of prior years.

Deferred tax is provided using the balance sheet liability method providing for certain temporary differences arising between tax bases and carrying amounts in the financial statements. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which any asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

n. Revenue

Revenue from the sale of goods is recognized in the income statement when significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there is significant uncertainty regarding recovery of the consideration due, nor is it recognized if there is significant uncertainty concerning the return of goods.

o. Employee benefits

(i)   Defined contribution plans

Obligations for contributions to defined contribution pension schemes are charged as an expense to the income statement as incurred.

(ii)   Defined benefit plans

IAS 19 has been applied to the Group’s defined benefit schemes. Accordingly all actuarial gains and losses at January 1, 2004, the date of transition to IFRS, were recognized. Actuarial gains and losses arising on or after January 1, 2004 are recognized in full in the consolidated statement of recognized income and expense.

Pension liabilities are recognized in the consolidated balance sheet and represent the difference between the market value of scheme assets and the present value of scheme liabilities. Scheme liabilities are determined on an actuarial basis using the projected unit method and discounted using a rate of AA rated bonds that have a similar maturity to the scheme liabilities.

Current service cost, past service cost and gains and losses on any settlement and curtailments are charged to the income statement. The expected increase in the present value of scheme liabilities arising during the year is included within finance cost and the expected return generated during the year on scheme assets is included within finance income.

p. Share based payments

The Group operates equity settled, share based compensation plans. The total expected expense based on the fair value at grant date of options and other share based incentives is calculated using a valuation model at the date of grant and spread over the expected vesting period. The corresponding credit entry is taken to equity. Details of these plans are outlined in the Directors’ Remuneration Report on pages A-1 to A-13.

Notes to the Consolidated Financial Statements (Continued)

2.   Accounting policies (Continued)

q. Provisions

Provisions are recognized in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event and where it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting its obligation under the contract.

r. Net debt

Net debt is defined as cash and cash equivalents, net of interest bearing loans and borrowings.

s. Discontinued operations

Discontinued operations represent a component of the Group that has either been disposed of or is classified as held for sale in accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’. The profit or loss after tax of the discontinued component is disclosed as a single line on the income statement. The cash flows of the discontinued component are also disclosed as a single line in each of the categories in the cash flow statement.

Critical accounting policies

The following provides information on those policies that management considers critical because of the level of judgement and estimation involved which often involve assumptions regarding future events which can vary from what is anticipated. The directors believe that the financial statements reflect appropriate judgements and estimations and provide a true and fair view of the Group’s performance and financial position.

a. Pensions

The Group accounts for its defined benefit pension schemes in accordance with IAS 19 ‘Employee Benefits’. The application of IAS 19 requires the exercise of judgement in relation to the assumptions used (see Note 22) and for each assumption there is a range of possible outcomes. In consultation with the Group’s actuaries management decides the point within those ranges that most appropriately reflects the Group’s circumstances. Small changes to these assumptions can have a significant impact on valuations.

b. Intangible assets

IFRS 3 requires the identification of acquired intangible assets as part of a business combination. The methods used to value such intangible assets require the use of estimates. Future results are impacted by the amortization periods adopted and changes to the estimated useful lives would result in different effects on the income statement.

Goodwill is not amortized but is tested annually for impairment. Tests for impairment are based on discounted cash flows and assumptions (including discount rates, timing and growth prospects) which are inherently subjective.

Notes to the Consolidated Financial Statements (Continued)

2.   Accounting policies (Continued)

c. Revenue recognition

Revenue represents sales to third parties for goods sold and are valued at invoiced amount, excluding sales taxes, less estimated provisions for returns and volume and early settlement discounts where relevant. Returns provisions are based on experience over an appropriate period whereas volume and early settlement discounts are based on agreements with customers.

d. Acquisitions

Acquisitions are accounted for using the purchase method based upon the fair value of the consideration paid. Assets and liabilities are measured at fair value and the purchase price is allocated to assets and liabilities based upon these fair values.

Determining the fair values of assets and liabilities acquired involved the use of significant estimates and assumptions (such as discount rates, asset lives and recoverability). Assets and liabilities are measured at fair value and freehold properties are typically determined by valuation on an open market existing use basis by qualified valuers.

Management believes that estimates made in previous years have been accurate as any change made in the 12 month period following acquisition to finalize provisional fair value adjustments made in the year of acquisition have not been material.

Notes to the Consolidated Financial Statements (Continued)

3.   Segment analysis

	Year ended December 31, 2005
	North America	UK & Ireland	Continental Europe	Australasia	Corporate	Total
	£m	£m	£m	£m	£m	£m
Continuing operations
Revenue	1,665.2	664.2	490.0	105.0		2,924.4
Operating profit/(loss)	113.6	55.8	25.3	7.8	(15.0)	187.5
Finance income						22.0
Finance cost						(32.8)
Profit before income tax						176.7
Income tax						(56.7)
Profit for the year						120.0
Capital expenditure	3.9	3.9	2.8	0.7	0.1	11.4
Depreciation	4.9	4.9	3.2	0.5	0.1	13.6
Assets	375.3	214.3	182.9	31.1	15.2	818.8
Liabilities	191.2	143.0	131.6	12.6	37.1	515.5

	Year ended December 31, 2004
	North America	UK & Ireland	Continental Europe	Australasia	Corporate	Total
	£m	£m	£m	£m	£m	£m
Continuing operations
Revenue	1,412.9	638.9	308.3	78.4		2,438.5
Operating profit/(loss)	104.7	51.0	13.0	6.3	(13.9)	161.1
Finance income						17.0
Finance cost						(19.9)
Profit before income tax						158.2
Income tax						(52.5)
Profit for the year						105.7
Capital expenditure	4.3	5.2	1.3	0.6	—	11.4
Depreciation	4.8	5.3	2.3	0.4	0.1	12.9
Assets	272.0	214.8	162.4	26.7	8.8	684.7
Liabilities	141.6	129.7	108.9	11.8	19.0	411.0

The directors consider the secondary segment as defined in IAS 14 ‘Segment Reporting’ to relate to the Group’s continuing operations. Accordingly the total amounts shown above relate to this reportable segment.

The revenue presented above relates to external customers having eliminated intra segment sales (which are immaterial).

Notes to the Consolidated Financial Statements (Continued)

4.   Analysis of operating income and expenses

	2005	2004
	£m	£m
Changes in inventories of finished goods and work-in-progress	(103.6)	(53.9)
Purchase of goods	2,296.9	1,880.3
Employee costs (see Note 23)	296.9	250.8
Depreciation and other amounts written off property, plant and equipment and intangible fixed assets	29.5	20.7
Other operating expenses	217.2	179.5
Net operating expenses	2,736.9	2,277.4
Hire of plant and machinery—rentals payable under operating leases	15.2	13.7

	2005	2004
	£m	£m
Remuneration of the Group’s principal auditors for statutory reporting	1.5	1.9

	2005			2004
	UK	Overseas	Total	UK	Overseas	Total
	£m	£m	£m	£m	£m	£m
Analysis of non-audit fees
Audit services
Statutory audit related	0.3	—	0.3	0.2	—	0.2
Further assurance services
Advice on accounting matters	0.1	—	0.1	0.2	—	0.2
Due diligence	0.3	0.4	0.7	0.6	0.5	1.1
Tax services
Advisory	0.1	0.3	0.4	0.7	0.3	1.0
Compliance	—	0.2	0.2	—	0.2	0.2
Services related to demerger	4.3	—	4.3	—	—	—
	5.1	0.9	6.0	1.7	1.0	2.7

Statutory audit related services include the work on the Form 20-F US filing and the Interim Report of the Group. The fees for further assurance services principally related to due diligence and other duties carried out in respect of the acquisition of businesses. The Group believes that, given their detailed knowledge of the Group’s operations, its structure and accounting policies and the importance of carrying out detailed due diligence as part of the acquisition process, it is appropriate for this additional work to be carried out by the Group’s auditors rather than another firm of accountants.

The Audit Committee, which consists entirely of independent non-executive directors, reviews and approves the level and type of non-audit work which the auditors perform, including the fees paid for such work, to ensure that the auditors’ objectivity and independence is not compromised.

Notes to the Consolidated Financial Statements (Continued)

5.   Finance income/(cost)

	2005	2004
	£m	£m
Deposits	11.8	8.2
Expected return on pension scheme assets	10.2	8.8
Finance income	22.0	17.0
Loans and overdrafts	(22.5)	(10.4)
Interest charge on pension scheme liabilities	(10.3)	(9.5)
Finance cost	(32.8)	(19.9)

6.   Income tax

A taxation charge of 32.0% (2004: 33.3%) has been provided on the profit on underlying operations excluding the impact of intangible amortization of £15.9m (2004: £7.8m) and related deferred tax of £4.9m (2004: £2.8m). Including the impact of intangible amortization and related deferred tax the overall rate is 32.1% (2004: 33.2%).

	2005	2004
	£m	£m
Current tax on profit from continuing operations
current year	67.3	129.3
prior years	(4.0)	(3.5)
double tax relief	(4.3)	(74.2)
	59.0	51.6
Deferred tax on profit from continuing operations—current year	(2.3)	0.9
Income tax on profit from continuing operations	56.7	52.5
Current tax on profit from discontinued operations
current year	7.2	19.1
prior years	(4.4)	(1.0)
double tax relief	—	(0.6)
	2.8	17.5
Deferred tax on profit from discontinued operations—current year	(0.3)	(1.3)
Income tax on profit from discontinued operations	2.5	16.2

	2005	2004
	£m	£m
Taxation credited to equity
Current tax credit on exchange movements offset in reserves	(5.5)	(0.1)
Deferred tax credit on share option charge and pension liability	(10.0)	(4.2)

Notes to the Consolidated Financial Statements (Continued)

6.   Income tax (Continued)

Factors affecting taxation charge for the year

The Group operates across the world and is subject to income tax in many different jurisdictions. The Group calculates its average expected tax rate as a weighted average of the national tax rates in the tax jurisdiction in which the Group operates. The differences are as follows:

	2005	2004
	£m	£m
Profit before income tax	176.7	158.2
Taxation charge at weighted average	57.6	53.9
Effects of:
overseas state and local taxes	2.2	1.7
adjustment to taxation charge in respect of prior years	(4.2)	(2.4)
permanent differences	1.8	(0.6)
(utilization of)/unrelieved tax losses	(0.3)	0.7
other items	(0.4)	(0.8)
Income tax on profit from continuing operations	56.7	52.5

	2005	2004
	£m	£m
Deferred tax in the income statement
Accelerated capital allowances	(0.1)	0.2
Pension liabilities	3.3	2.8
Intangible assets	(4.9)	(2.8)
Revalued properties	(0.1)	(0.6)
Other	(0.5)	1.3
Deferred tax on profit from continuing operations	(2.3)	0.9

Notes to the Consolidated Financial Statements (Continued)

7.   Discontinued operations

Following the demerger of Filtrona on June 6, 2005, this business has been presented as ‘discontinued operations’ in accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’. There is no impact on the prior period financial statements other than a change in the presentation of Filtrona’s results and cash flows as discontinued operations.

Income statement

	2005*	2004
	£m	£m
Revenue	209.9	477.5
Operating profit	8.1	53.8
Finance income	3.4	8.0
Finance cost	(4.8)	(9.9)
Profit before income tax	6.7	51.9
Income tax	(2.5)	(16.2)
Profit for the year	4.2	35.7

*                    Represents the five months trading under the Company’s ownership.

Profit from discontinued operations for the period to June 6, 2005 of £4.2m (year ended December 31, 2004: £35.7m) comprised North America £8.2m (2004: £14.6m), UK & Ireland £2.2m (2004: £7.9m), Continental Europe £4.1m (2004: £3.2m) and rest of the world £4.9m (2004: £10.0m). In the period to June 6, 2005, £15.2m (net of tax) of demerger costs were also incurred.

Cash Flow Statement

	2005	2004
	£m	£m
Profit before income tax	6.7	51.9
Adjustments for non-cash items:
depreciation	8.9	20.1
intangible amortization	0.4	0.7
share option charge	0.5	1.1
other	(0.5)	4.8
Working capital movement	(11.7)	(14.2)
Finance income	(3.4)	(8.0)
Finance cost	4.8	9.9
Special pension contribution	(1.5)	—
Other cash movements	(2.0)	(2.2)
Cash inflow from operating activities	2.2	64.1
Income tax paid	(2.8)	(14.9)
Net cash (outflow)/inflow from operating activities	(0.6)	49.2
Net cash outflow from investing activities	(12.3)	(56.0)
Net cash (outflow)/inflow from financing activities	(35.1)	11.9
Exchange gain on cash and cash equivalents	0.3	0.4
Net (decrease)/increase in cash and cash equivalents	(47.7)	5.5

The cash flow presented for discontinued operations includes demerger costs of £17.3m.

Notes to the Consolidated Financial Statements (Continued)

7.   Discontinued operations (Continued)

The net assets of Filtrona that were demerged were £122.4m. As the divestment was accounted for as a demerger in the form of a dividend in specie, there was no gain or loss recognized in the income statement.

8.   Earnings per share

	2005		2004
	£m		£m
Continuing operations
Profit for the year attributable to the Company	120.0		105.7
Discontinued operations
Profit for the year attributable to discontinued operations (net of minority interests)	3.6		34.5
Basic weighted average ordinary shares in issue (million)*	338.8		344.6
Dilutive effect of employee share plans (million)*	1.7		1.3
Diluted weighted average ordinary shares (million)*	340.5		345.9
Continuing operations
Basic earnings per share	35.4	p	30.7	p
Diluted basic earnings per share	35.2	p	30.5	p
Discontinued operations
Basic earnings per share	1.1	p	10.0	p
Diluted basic earnings per share	1.1	p	10.0	p

*                    The weighted average number of shares has been adjusted for the share consolidation on June 6, 2005, as approved by shareholders at an Extraordinary General Meeting on June 2, 2005, when the ordinary shares of 25p were consolidated on a seven for nine basis into ordinary shares of 32 1/7p. Figures for the prior year have been restated accordingly.

Notes to the Consolidated Financial Statements (Continued)

9.   Property, plant and equipment

	Land and buildings	Plant and machinery	Fixtures, fittings and equipment	2005 Total
	£m	£m	£m	£m
Cost
Beginning of year	83.3	271.7	87.1	442.1
Acquisitions	3.2	0.2	2.0	5.4
Additions	1.1	15.9	6.5	23.5
Disposals	(1.3)	(3.3)	(2.5)	(7.1)
Demerger of business	(40.5)	(246.2)	(45.2)	(331.9)
Currency translation	3.1	10.0	3.7	16.8
End of year	48.9	48.3	51.6	148.8
Depreciation
Beginning of year	17.9	156.5	49.3	223.7
Charge in year	2.3	13.6	6.6	22.5
Disposals	(1.2)	(2.5)	(2.5)	(6.2)
Demerger of business	(7.7)	(142.6)	(19.3)	(169.6)
Currency translation	0.8	4.1	3.7	8.6
End of year	12.1	29.1	37.8	79.0
Net book value at December 31, 2005	36.8	19.2	13.8	69.8

	Land and buildings	Plant and machinery	Fixtures, fittings and equipment	2004 Total
	£m	£m	£m	£m
Cost
Beginning of year	75.3	256.9	80.1	412.3
Acquisitions	10.9	7.5	1.7	20.1
Additions	4.1	28.7	13.4	46.2
Disposals	(3.6)	(12.3)	(6.0)	(21.9)
Currency translation	(3.4)	(9.1)	(2.1)	(14.6)
End of year	83.3	271.7	87.1	442.1
Depreciation
Beginning of year	16.2	151.7	47.9	215.8
Charge in year	3.2	21.2	8.6	33.0
Disposals	(0.7)	(11.5)	(5.8)	(18.0)
Currency translation	(0.8)	(4.9)	(1.4)	(7.1)
End of year	17.9	156.5	49.3	223.7
Net book value at December 31, 2004	65.4	115.2	37.8	218.4
Net book value at January 1, 2004	59.1	105.2	32.2	196.5

The net book value of property, plant and equipment includes assets held under finance leases and hire purchase contracts totalling £5.9m (2004: £6.2m). Accumulated depreciation of these assets amounts to £0.9m (2004: £0.8m). Future capital expenditure at December 31, 2005 consisted of commitments not provided for of £0.8m (2004: £0.3m).

Notes to the Consolidated Financial Statements (Continued)

10.   Intangible assets

	2005	2004
	£m	£m
Goodwill
Net book value
Beginning of year	407.8	290.9
Additions	41.8	118.7
Demerger of business	(37.2)	—
Currency translation	8.7	(1.8)
End of year	421.1	407.8
Customer lists
Cost
Beginning of year	236.9	—
Additions	82.8	230.8
Demerger of business	(21.1)	—
Currency translation	(0.5)	6.1
End of year	298.1	236.9
Amortisation
Beginning of year	8.6	—
Charge in year	16.3	8.5
Demerger of business	(0.9)	—
Currency translation	(0.3)	0.1
End of year	23.7	8.6
Net book value at December 31	274.4	228.3
Total net book value of intangible assets at December 31	695.5	636.1

Both goodwill and customer lists have been acquired as part of business combinations. Customer lists are amortized over their estimated useful lives which range from 15 to 18 years.

11.   Inventories

	2005	2004
	£m	£m
Raw materials and consumables	—	22.1
Work-in-progress	—	3.1
Finished goods and goods for resale	272.3	250.0
	272.3	275.2

£7.4m was written off inventory balances during the year (2004: £1.3m). The inventory provision at December 31, 2005 was £21.7m (2004: £25.9m).

Notes to the Consolidated Financial Statements (Continued)

12.   Trade and other receivables

	2005	2004
	£m	£m
Trade receivables	370.4	374.4
Other receivables	77.4	60.9
Prepayments and accrued income	22.9	30.1
	470.7	465.4

£3.2m was written off in respect of doubtful trade receivables during the year (2004: £2.6m). The provision for doubtful trade receivables at December 31, 2005 was £13.7m (2004: £13.5m).

13.   Trade and other payables—current

	2005	2004
	£m	£m
Trade payables	341.4	307.6
Dividends	16.5	18.5
Other taxation and social security contributions	11.1	12.6
Other payables	39.6	43.3
Accruals and deferred income	89.0	87.3
	497.6	469.3

14.   Financial instruments

Treasury policies and controls

Bunzl has a centralized treasury department to control external borrowings and manage exchange rate risk and interest rate risk. Treasury policies are approved by the Board and cover the nature of the exposure to be hedged, the types of financial instruments that may be employed and the criteria for investing and borrowing cash. The Group uses derivatives only to manage its foreign currency and interest rate risks arising from underlying business activities. No transactions of a speculative nature are undertaken. The treasury department is subject to periodic independent reviews by the internal audit department. Underlying policy assumptions and activities are reviewed by the executive directors. Controls over exposure changes and transaction authenticity are in place and dealings are restricted to those banks with the relevant combination of geographic presence and suitable credit rating. The Group continually monitors the credit ratings of its counterparties and credit exposure to each counterparty.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility. The Group is funded by a US dollar bond and multi-currency credit facilities from the Group’s bankers. The US dollar bond, originally issued during 2001, is in three tranches, five years, seven years and 10 years with maturities between 2006 and 2011, for a total of $225 million at fixed rates of interest. The bank facilities have tenures ranging from six months to five years and mature between 2006 and 2010. At December 31, 2005, the available bank facilities totaled £687 million of which £246 million was drawn down. In addition the Group maintains overdraft and uncommitted facilities to provide short-term flexibility.

Notes to the Consolidated Financial Statements (Continued)

14.   Financial instruments (Continued)

Foreign currency risk

The majority of the Group’s net assets are in currencies other than sterling. The Group’s policy is to limit the translation exposure and resulting impact on shareholders’ equity by borrowing and/or using forward foreign exchange contracts to hedge the translation exposure in those currencies in which the Group has significant net assets. At December 31, 2005 there were no material currency exposures after accounting for the effect of the hedging transactions. Throughout the year, the Group’s borrowings were primarily held in sterling and US dollars. The Group does not hedge the translation effect of exchange rate movements on the income statement.

The majority of the Group’s transactions are carried out in the respective functional currency of each of the Group’s operations and so transaction exposures are limited. However where they do occur the Group’s policy is to hedge significant exposures as soon as they are committed using forward foreign exchange contracts.

Interest rate risk

The Group’s strategy is to ensure with a reasonable amount of certainty that the overall Group interest charge is protected against material adverse movements in interest rates. The majority of the US dollar bond was swapped to floating rates during 2001. Interest rate caps are in place to reduce the Group’s floating rate exposure to movements in LIBOR.

Credit risk

The Group’s principal financial assets are cash and receivables which represent the Group’s maximum exposure to credit risk in relation to financial assets.

The Group’s credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group’s management based on prior experience and their assessment of the current economic environment.

The credit risk on cash and derivative financial instruments is limited because the Group restricts its dealings to counterparties with high credit ratings. The credit risk policy specifies the maximum permitted exposure to each counterparty.

At the balance sheet date there were no significant concentrations of credit risk.

The financial statements for the year ended December 31, 2004 have been prepared using the accounting policies previously applied under UK GAAP for financial instruments as the Group has adopted the IFRS 1 exemption not to apply IAS 32 and IAS 39 to the comparative period.

Notes to the Consolidated Financial Statements (Continued)

14.   Financial instruments (Continued)

The adoption of IAS 32 and IAS 39 had the following impact on the balance sheet at January 1, 2005:

	Non-current derivative assets	Current derivative assets	Current derivative liabilities	Non-current interest bearing loans and borrowings	Current interest bearing loans and borrowings	Equity
	£m	£m	£m	£m	£m	£m
At December 31, 2004 under IFRS—excluding IAS 32 and IAS 39	—	—	—	290.2	179.5	488.8
IAS 32 and IAS 39 fair value adjustments:
US dollar bond—hedged portion	—	—	—	8.3	0.4	(8.7)
Interest rate swaps	8.3	0.4	—	—	—	8.7
Foreign exchange contracts—cash flow hedge	—	—	1.3	—	—	(1.3)
At January 1, 2005 under IFRS—including IAS 32 and IAS 39	8.3	0.4	1.3	298.5	179.9	487.5

Fair value of financial assets and liabilities

	Book value 2005	Fair value 2005	Book value 2004	Fair value 2004
	£m	£m	£m	£m
Primary financial instruments:
US dollar bond	136.0	136.7	117.2	126.7
Loans	246.0	246.0	335.9	335.9
Interest rate swaps	(5.2)	(5.2)	—	(8.7)
Interest rate caps	(0.2)	(0.2)	—	—
Foreign exchange contracts—cash flow hedge	(0.3)	(0.3)	—	1.3
Foreign exchange contracts—net investment hedge	5.9	5.9	6.5	6.5
	382.2	382.9	459.6	461.7

Fair values of other financial assets and liabilities are approximately equal to book values. The unrealized gain on the interest rate derivatives at December 31, 2004 was £8.7m, of which £2.2m related to the year ended December 31, 2005 and £6.5m thereafter. Fair values have been calculated by discounting cash flows at the prevailing interest rates. The US dollar bond tranches comprise:

	Maturity date	Fixed interest rate	£m
Tranche 1	2006	6.36%	43.9
Tranche 2	2008	6.66%	60.7
Tranche 3	2011	7.10%	31.4
			136.0

Notes to the Consolidated Financial Statements (Continued)

14.   Financial instruments (Continued)

Maturity of financial liabilities

The maturity of the Group’s financial liabilities at December 31 was as follows:

	2005	2004
	£m	£m
Within one year	69.5	222.7
After one year but within two years	1.0	71.4
After two years but within three years	60.7	48.4
After three years but within four years	—	117.6
After four years but within five years	246.6	26.5
After five years	31.4	26.3
	409.2	512.9

The loans are drawn for various periods and at interest rates linked to LIBOR. Loans have been drawn under committed facilities and can be refinanced on maturity from these same facilities. Accordingly they have been aged based on the maturity dates of the underlying facilities. At December 31, 2005 there were no loans (2004: £0.5m) secured by either fixed or floating charges on various assets of the relevant companies.

The Group had available undrawn committed facilities at December 31, as follows:

	2005	2004
	£m	£m
Expiring within one year	29.7	86.9
Expiring after one year but within two years	—	20.9
Expiring after two years	411.5	398.4
	441.2	506.2

Derivative financial instruments

The Group uses derivative financial instruments as part of its risk management strategies in relation to interest rate and foreign exchange risk as detailed below. All of these financial instruments are carried at fair value.

Interest rate risk

Interest rate swaps with a notional principal of £101.7m were outstanding at December 31, 2005 (2004:  £91.1m). The interest rate swaps have swapped $175m of the $225m US dollar bond from fixed to floating rates. The interest rate is based on US dollar LIBOR repricing every three months. Financial liabilities with a notional principal of £211.1m were capped at December 31, 2005 (2004:  £178.2m). Interest rate caps manage the interest rate risk of floating rate liabilities. The interest rate is based on US dollar and euro LIBOR and the LIBOR fixings are every three months. Hedge accounting is not applied to interest rate caps under IAS 39.

Notes to the Consolidated Financial Statements (Continued)

14.   Financial instruments (Continued)

Hedge of net investment in foreign entity

The Group has dollar denominated borrowings which it has designated as a hedge of the net investment in its subsidiaries in the US. The book value of these dollar borrowings at December 31, 2005 was £136.0m (2004:  £117.2m). The foreign exchange loss of £13.6m (2004:  £8.5m gain) on translation of the borrowings into sterling has been recognized in a separate component of equity. The Group also has foreign currency forward contracts which it has designated as a hedge of the net investments in its subsidiaries primarily relating to the euro. The fair value of these contracts at December 31, 2005 was a liability of £5.9m (2004:  £6.5m).

Currency profile of financial assets and liabilities

In the following tables short term debtors and creditors are excluded from the 2004 comparatives as permitted by FRS 13 ‘Derivatives and Other Financial Instruments: Disclosures.’

The interest rate and currency profile of the Group’s financial assets at December 31, was:

Currency	Floating rate 2005	Monetary working capital* 2005	Total 2005	Floating rate and total 2004
	£m	£m	£m	£m
Sterling	15.1	122.4	137.5	20.9
US dollar	24.4	174.9	199.3	38.4
Euro	10.1	104.2	114.3	35.9
Other	10.4	48.1	58.5	18.5
	60.0	449.6	509.6	113.7

*                    Monetary working capital reflects financial amounts on which no interest is paid.

After taking into account interest rate swaps and foreign exchange swaps, the interest rate and currency profile of the Group’s financial liabilities at December 31, was:

Currency	Floating rate 2005	Fixed rate 2005	Monetary working capital* 2005	Impact of foreign exchange swaps 2005	Total 2005	Floating rate 2004	Fixed rate 2004	Impact of foreign exchange swaps 2004	Total 2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	262.2	—	160.9	(524.4)	(101.3)	261.9	—	(457.3)	(195.4)
US dollar	106.5	29.1	166.5	144.8	446.9	197.6	26.0	57.8	281.4
Euro	2.6	—	81.8	284.3	368.7	19.6	—	317.4	337.0
Other	2.9	—	47.8	101.2	151.9	1.3	—	88.6	89.9
	374.2	29.1	457.0	5.9	866.2	480.4	26.0	6.5	512.9

*                    Monetary working capital reflects financial amounts on which no interest is paid.

Notes to the Consolidated Financial Statements (Continued)

15.   Provisions

	2005	2004
	£m	£m
Current	5.3	7.1
Non-current	38.3	30.3
	43.6	37.4

	Properties	Legal and environmental	Total	Properties	Legal and environmental	Total
	2005	2005	2005	2004	2004	2004
	£m	£m	£m	£m	£m	£m
Movements
Beginning of year	14.8	22.6	37.4	14.6	10.2	24.8
Charge	6.7	—	6.7	0.1	1.4	1.5
Acquisitions	0.2	11.2	11.4	4.5	15.5	20.0
Demerger of business	(0.1)	(4.5)	(4.6)	—	—	—
Utilised	(5.6)	(1.4)	(7.0)	(4.4)	(4.9)	(9.3)
Currency translation	0.3	(0.6)	(0.3)	—	0.4	0.4
End of year	16.3	27.3	43.6	14.8	22.6	37.4

The properties provision includes vacant properties where amounts are held against onerous lease commitments, repairs and dilapidations. These provisions cover the length of the lease agreements which typically extend for one to 10 years.

The Group holds provisions for expected legal, environmental and other claims that it expects to incur within the next one to five years. These costs are based on detailed plans and other known factors and to take account of past experience based on similar items.

The Group is a defendant in a number of legal proceedings incidental to its operations. While any litigation has an element of uncertainty, the Group does not expect that the outcome of such proceedings, either individually or in the aggregate, will have a material adverse effect upon the Group’s financial condition or result of operations.

16.   Deferred tax

	2005			2004
	Asset	Liability	Net	Asset	Liability	Net
	£m	£m	£m	£m	£m	£m
Accelerated capital allowances	1.2	(3.5)	(2.3)	1.7	(13.1)	(11.4)
Pension liabilities	18.7	—	18.7	21.5	—	21.5
Intangible assets	—	(82.4)	(82.4)	—	(75.5)	(75.5)
Revalued properties	—	(2.8)	(2.8)	—	(4.4)	(4.4)
Other	21.4	(9.7)	11.7	24.8	(20.0)	4.8
Deferred tax asset/(liability)	41.3	(98.4)	(57.1)	48.0	(113.0)	(65.0)
Set-off of tax	(19.1)	19.1	—	(33.2)	33.2	—
Net deferred tax asset/(liability)	22.2	(79.3)	(57.1)	14.8	(79.8)	(65.0)

Deferred tax has been accounted for in respect of future remittances of the accumulated reserves of overseas subsidiary undertakings only to the extent that such distributions are accrued as receivable.

Notes to the Consolidated Financial Statements (Continued)

16.   Deferred tax (Continued)

Deferred tax assets have only been recognized in respect of tax losses and other temporary differences giving rise to deferred tax assets because it is probable that these assets will be recovered. A deferred tax asset of £30.1m (2004: £33.9m) has not been recognized in respect of capital losses as the realisation of this deferred tax asset is not considered likely.

No deferred tax is recognized on the unremitted earnings of overseas subsidiaries as it is not expected that the distribution of overseas earnings will give rise to a tax liability.

Deferred tax is calculated in full on temporary differences under the liability method using a tax rate of the country of operation.

The movement on the net deferred tax liability is shown below.

	2005	2004
	£m	£m
Beginning of year	65.0	(1.3)
Acquisitions	12.7	71.8
Charge to income statement	(2.6)	(0.4)
Charge to equity	(10.0)	(4.2)
Demerger of business	(8.7)	—
Other	0.7	(0.9)
End of year	57.1	65.0

17.   Share capital

	2005		2004
	£m		£m
Authorised: 529 million ordinary shares of 32 1/7 p each (2004: 680 million ordinary shares of 25p each)	170.0		170.0
Issued and fully paid ordinary shares of 32 1/7 p each	111.4		112.5
Number of ordinary shares in issue and fully paid
Beginning of year	349,966,186	*	348,712,350	*
Issued on option exercises
January 1, 2004 – December 31, 2004			1,253,836	*
January 1, 2005 – June 5, 2005	1,347,152	*
June 6, 2005 – December 31, 2005	4,916,148
Issued on acquisition of Sanicare Pty Ltd	492,966		—
Cancellation of own shares	(10,138,322	)*	—
End of year	346,584,130		349,966,186

*       The 2004 comparative information and 2005 prior to June 6, 2005 has been restated for the Bunzl plc share consolidation following the demerger of Filtrona on June 6, 2005 (using a ratio of seven new Bunzl shares of 32 1/7p each for nine old Bunzl shares of 25p each).

Notes to the Consolidated Financial Statements (Continued)

17.   Share capital (Continued)

Details of share options which have been granted and exercised and those which have lapsed during 2005 and those outstanding at December 31,  2005, in each case in respect of options and awards over new issue shares, under the Company’s Sharesave Scheme (1991), Sharesave Scheme (2001), International Sharesave Plan, 1994 Executive Share Option Scheme and Long Term Incentive Plan Part A and Part B are set out in the following table:

	Options outstanding at 1.1.05	Grants/ awards 2005		Exercises 2005		Lapses 2005	Options outstanding at 12.31.05		Options available to exercise at 12.31.05
	Number	Number	Price (p)	Number	Price (p)	Number	Number	Price (p)	Number
Sharesave Scheme (1991)	454,264			324,421	224-365	63,737	66,106	308-365	21,907
Sharesave Scheme (2001)	2,689,263	288,178	437	744,732	296-389	736,615	1,496,094	296-437	10,817
International Sharesave Plan	218,562			98,087	296-389	51,366	69,109	296-389	—
1994 Executive Scheme	8,992,263			5,205,460	212-461	191,500	3,595,503	229-461	2,329,503
LTIP Part A	1,429,000	82,500	568	275,500	428.75	56,500	1,179,500	428.75-568	83,500
LTIP Part B	206,250						206,250	—	—
	13,989,602	370,678		6,648,200		1,099,718	6,612,562		2,445,727

	Weighted average fair value of options granted	Weighted average remaining contractual life
	(£)	(years)
Sharesave Scheme (2001)	1.61	3.75
LTIP Part A	0.74	2.39
LTIP Part B	3.57	2.39

The outstanding options and awards are exercisable at various dates up to September 2015.

18.   Dividends

`	Per share				Total
	2005		2004		2005	2004
					£m	£m
2003 final			8.25	p		37.0
2004 interim			4.15	p		18.5
2004 final	9.15	p			39.3
2005 interim	4.9	p			16.5
	14.05	p	12.4	p	55.8	55.5

The 2005 final dividend of 10.8p will be paid on July 3, 2006 to shareholders on the register on May 5, 2006.

Total dividends for the year to which they relate are:

	Per share
	2005		2004
Interim	4.9	p	4.15	p
Final	10.8	p	9.15	p
	15.7	p	13.3	p

Notes to the Consolidated Financial Statements (Continued)

19.   Movement in reserves

	Share capital	Share premium	Merger reserve	Capital redemption reserve	Cash flow hedging reserve	Translation reserve	Retained earnings	Total equity	Minority interests	Total equity including minority interests
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At January 1, 2005	112.5	88.3	—	5.3		0.7	278.1	484.9	3.9	488.8
Adoption of IAS 32 and IAS 39—cash flow hedging reserve					(1.3)			(1.3)		(1.3)
At January 1, 2005	112.5	88.3	—	5.3	(1.3)	0.7	278.1	483.6	3.9	487.5
Currency translation differences						7.8		7.8	0.3	8.1
Movement of cash flow hedging position					1.6			1.6		1.6
Actuarial loss on pension schemes							(27.3)	(27.3)		(27.3)
Deferred taxation on actuarial loss							8.4	8.4		8.4
Net profit for the year							123.6	123.6	0.6	124.2
Total recognized income and expenses for the year					1.6	7.8	104.7	114.1	0.9	115.0
2004 final dividend							(39.3)	(39.3)		(39.3)
2005 interim dividend							(16.5)	(16.5)		(16.5)
Issue of share capital	2.2	24.5	2.5					29.2		29.2
Cancellation of own shares	(3.3)			3.3			—	—		—
Purchase of employee trust shares							(2.7)	(2.7)		(2.7)
Amortization of employee trust shares							1.6	1.6		1.6
Share based payments							3.6	3.6		3.6
Tax on share based payments							4.4	4.4		4.4
Demerger of business*							(117.6)	(117.6)	(4.8)	(122.4)
At December 31, 2005	111.4	112.8	2.5	8.6	0.3	8.5	216.3	460.4	—	460.4
At January 1, 2004	112.1	83.8	—	5.3			266.9	468.1	3.0	471.1
Currency translation differences						0.7		0.7	(0.3)	0.4
Actuarial loss on pension schemes							(13.3)	(13.3)		(13.3)
Deferred taxation on actuarial loss							4.0	4.0		4.0
Net profit for the year							140.2	140.2	1.2	141.4
Total recognized income and expenses for the year						0.7	130.9	131.6	0.9	132.5
2003 final dividend							(37.0)	(37.0)		(37.0)
2004 interim dividend							(18.9)	(18.9)		(18.9)
Issue of share capital	0.4	4.5						4.9		4.9
Purchase of own shares							(58.6)	(58.6)		(58.6)
Purchase of employee trust shares							(9.8)	(9.8)		(9.8)
Amortization of employee trust shares							0.8	0.8		0.8
Share based payments							3.9	3.9		3.9
Movement in pension asset revaluation							(0.1)	(0.1)		(0.1)
At December 31, 2004	112.5	88.3	—	5.3		0.7	278.1	484.9	3.9	488.8

*                      The demerger of business has been effected by a divestment in the form of a dividend in specie.

Notes to the Consolidated Financial Statements (Continued)

19.   Movement in reserves (Continued)

Within retained earnings are ordinary shares of the Company held by the Group in an employee benefit trust. The principal purpose of this trust is to hold shares in the Company for subsequent transfer to certain senior employees and executive directors relating to options granted and awards made in respect of market purchase shares under the Long Term Incentive Plan, the Deferred Annual Share Bonus Scheme and the 1994 Executive Share Option Scheme. Details of such plans and schemes are set out in Note 24 and in the Directors’ Remuneration Report on pages A-1 to A-13. The assets, liabilities and expenditure of the trust have been incorporated in the Group’s financial statements. At December 31, 2005 the trust held 8,121,342 (2004: 6,951,506†) shares, upon which dividends have been waived, with an aggregate nominal value of £2.6m (2004: £2.2m) and market value of £51.8m (2004: £39.7m).

†                    Restated for the Bunzl plc share consolidation following the demerger of Filtrona on June 6, 2005 (using a ratio of seven new Bunzl shares of 32 1/7p each for nine old Bunzl shares of 25p each).

20.   Contingent liabilities

	2005	2004
	£m	£m
Bank guarantees	0.2	1.4
Other items	0.7	1.7
	0.9	3.1

Other items principally comprise trade and other guarantees entered into in the normal course of business. Provision is made for any amounts that the directors consider may become payable under such arrangements.

21.   Directors’ ordinary share interests

The interests of the directors at December 31 in the share capital of the Company according to the register of directors’ interests were:

	12.31.05	1.1.05*
A.J. Habgood	123,577	248,577
M.J. Roney	13,888	3,888
D.M. Williams	98,104	97,199
J.F. Harris	2,625	2,544
C.A. Banks	3,888	3,888
U. Wolters	5,000	2,333
P.L. Larmon	11,835	3,888
	258,917	362,317

*                    The comparative information has been restated for the share consolidation following the demerger of Filtrona (using a ratio of seven new Bunzl shares of 32 1/7p for nine old Bunzl shares of 25p).

The share interests shown above include the non-beneficial interests of Mr. A.J. Habgood in 16,644 ordinary shares and Mr. D.M. Williams in 12,359 ordinary shares. Details of directors’ options over ordinary shares and awards made under Company’s Long Term Incentive Plan and Deferred Annual Share Bonus Scheme are set out in the Directors’ Remuneration Report on pages A-1 to A-13. Since December 31, 2005 Mr. J.F. Harris and Mr. P.L. Larmon have acquired interests in 19 and 71 ordinary

Notes to the Consolidated Financial Statements (Continued)

21.   Directors’ ordinary share interests (Continued)

shares respectively as a result of their electing to participate in the dividend reinvestment plan in respect of the interim dividend which was paid on January 3, 2006 and Mr. P.L. Larmon has acquired an interest in 287 ordinary shares (in the form of 57.4 American Depository Receipts) pursuant to the Company’s U.S. Stock Purchase Plan and dividend reinvestment plan. No other changes to the directors’ ordinary share interests shown in this Note and the Directors’ Remuneration Report on Pages A-1 to A-13 have taken place between December 31, 2005 and February 27, 2006.

22.   Pensions

The Group accounts for pension costs in accordance with IAS 19. The Group operates both defined benefit and defined contribution pension schemes. The funds of the principal schemes are administered by trustees and are held independently from the Group. Pension costs of defined benefit schemes are assessed in accordance with the advice of independent professionally qualified actuaries. Full triennial actuarial valuations were carried out on the principal European defined benefit schemes in April 2003 and annual actuarial valuations are performed on the principal US defined benefit schemes. Contributions to all schemes are determined in line with actuarial advice, local conditions and practices. The most recent actuarial valuations have incorporated the requirements of IAS 19 in assessing scheme liabilities at December 31, 2005. Scheme assets for the purpose of IAS 19 are stated at their bid value.

The amounts included in the financial statements are as follows:

	2005	2004
	£m	£m
Amounts charged to the income statement—Group
Defined contribution schemes	7.0	8.6
Defined benefit schemes—service cost	6.2	7.4
Total operating charge	13.2	16.0
Amounts included as other finance costs
Expected return on pension scheme assets	(13.5)	(16.0)
Interest charge on pension scheme liabilities	13.5	16.6
Net financial return	—	0.6
Total charge	13.2	16.6

	2005	2004
	£m	£m
Amounts recognized in the statement of recognized income and expense
Actual return less expected return on scheme assets	15.8	7.8
Experience gain/(loss) on scheme liabilities	0.4	(3.6)
Impact of changes in assumptions relating to the present value of scheme liabilities	(43.5)	(17.5)
Actuarial loss recognized in the statement of recognized income and expense	(27.3)	(13.3)

The cumulative amount of actuarial losses recognized in the statement of recognized income and expense at the end of the year was £40.6m (2004: £13.3m).

Notes to the Consolidated Financial Statements (Continued)

22.   Pensions (Continued)

The principal assumptions used by the independent qualified actuaries for the purposes of IAS 19 were:

	2005	2004
Europe
Longevity at age 65 for current pensioners (years)	18.5	17.5
Longevity at age 65 for future pensioners (years)	20.0	19.0

The mortality assumptions used by the actuaries for the US pension schemes have been taken from Group Annuity Mortality tables.

	Europe			US
	2005	2004	2003	2005	2004	2003
Rate of increase in salaries	3.75%	3.75%	3.75%	4.0%	4.0%	5.0%
Rate of increase in pensions	2.75%	2.75%	2.75%	—	—	—
Discount rate	4.8%	5.3%	5.5%	5.75%	6.0%	6.25%
Inflation rate	2.75%	2.75%	2.75%	2.5%	2.5%	2.5%

The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

The market value of the scheme assets, which are not intended to be realized in the short term and may be subject to significant change before they are realised, and the present value of the obligations, which are derived from cash flow projections over long periods and are therefore inherently uncertain, are:

	Europe* 2005		US 2005		Total
	Long term rate of return	Value	Long term rate of return	Value	2005
					Value
		£m		£m	£m
Equities	6.6%	91.3	9.7%	29.7	121.0
Bonds	4.4%	44.9	5.7%	12.0	56.9
Other	4.1%	0.8	4.5%	0.3	1.1
Blended rate of return on assets	5.9%		8.5%
Total market value		137.0		42.0	179.0
Present value of funded obligations		(181.7)		(54.2)	(235.9)
Present value of unfunded obligation		(3.1)		—	(3.1)
Present value of funded and unfunded obligations		(184.8)		(54.2)	(239.0)
Deficit		(47.8)		(12.2)	(60.0)
Deferred taxation		14.4		4.3	18.7
Pension liabilities		(33.4)		(7.9)	(41.3)

*                    The European returns on assets are based on the weighted average across all European pension schemes.

Notes to the Consolidated Financial Statements  (Continued)

22.   Pensions (Continued)

	Europe* 2004		US 2004		Total 2004
	Long term rate of return	Value £m	Long term rate of return	Value £m	Value £m
Equities	7.0%	127.1	9.8%	43.3	170.4
Bonds	4.8%	65.2	5.8%	17.4	82.6
Other	4.4%	5.0		—	5.0
Blended rate of return on assets	6.2%		8.7%
Total market value		197.3		60.7	258.0
Present value of funded obligations		(252.5)		(73.0)	(325.5)
Present value of unfunded obligations		(3.0)		—	(3.0)
Present value of funded and unfunded obligations		(255.5)		(73.0)	(328.5)
Deficit		(58.2)		(12.3)	(70.5)
Deferred taxation		17.2		4.3	21.5
Pension liabilities		(41.0)		(8.0)	(49.0)

	Europe* 2003		US 2003		Total 2003
	Long term rate of return	Value £m	Long term rate of return	Value £m	Value £m
Equities	7.3%	114.4	9.7%	42.1	156.5
Bonds	5.2%	48.8	5.6%	16.3	65.1
Other	3.8%	4.9		—	4.9
Blended rate of return on assets	6.6%		8.6%
Total market value		168.1		58.4	226.5
Present value of funded obligations		(216.2)		(69.4)	(285.6)
Deficit		(48.1)		(11.0)	(59.1)
Deferred taxation		14.4		3.9	18.3
Pension liabilities		(33.7)		(7.1)	(40.8)

*                   The European returns on assets are based on the weighted average across all European pension schemes.

The 2003 market value of scheme assets and the present value of the obligations are stated under UK GAAP. The closing net deficit for 2003 of £59.1m when revalued under IFRS is £59.8m.

Notes to the Consolidated Financial Statements  (Continued)

22.   Pensions (Continued)

Movement in deficit during the year

	2005	2004
	£m	£m
Beginning of year	(70.5)	(59.8)
Current service cost	(6.2)	(7.4)
Contributions	11.6	13.0
Demerger of business	32.4	—
Net financial return	—	(0.6)
Actuarial loss	(27.3)	(13.3)
Currency translation	—	(2.4)
End of year	(60.0)	(70.5)

Changes in the present value of the defined benefit obligation

	£m	£m
Beginning of year	328.5	285.6
Current service cost	6.2	7.4
Interest on scheme liabilities	13.5	16.6
Contributions by employees	1.5	2.4
Actuarial losses	43.1	21.1
Benefits paid	(5.7)	(10.2)
Demerger of business	(153.7)	—
Currency translation	5.6	5.6
End of year	239.0	328.5

Changes in the fair value of plan assets

	£m	£m
Beginning of year	258.0	225.8
Expected return of scheme assets	13.5	16.0
Actuarial gain	15.8	7.8
Contributions by employer	11.6	13.0
Contributions by employees	1.5	2.4
Benefits paid	(5.7)	(10.2)
Demerger of business	(121.3)	—
Currency translation	5.6	3.2
Fair value of the plan assets at end of year	179.0	258.0

The actual return on plan assets was £29.3m (2004: £23.8m).

A triennial valuation of the UK defined benefit pension scheme is planned for 2006. Subject to the results of the valuation the Company estimates that the contributions to the scheme in 2006 will not be materially different from those in 2005.

Notes to the Consolidated Financial Statements  (Continued)

23.   Directors and employees

Continuing operations	2005 Year end	2005 Average	2004 Year end	2004 Average
The number of persons employed by the Group at December 31 and the average number employed during the year were:
North America	3,454	3,058	2,802	2,735
UK & Ireland	3,780	3,819	3,742	3,286
Continental Europe	2,794	2,567	2,476	2,175
Australasia	438	402	373	327
	10,466	9,846	9,393	8,523
Corporate	60	61	62	63
	10,526	9,907	9,455	8,586

Employee costs	Total 2005 £m	Total 2004 £m
Wages and salaries	253.1	215.8
Social security costs	29.2	21.7
Share based payments	3.6	2.8
Pension costs	11.0	10.5
	296.9	250.8

Key management remuneration	2005 £m	2004 £m
Salaries and short term employee benefits	5.0	4.9
Post-employment benefits	0.8	0.9
Share based payments	1.7	1.3
	7.5	7.1

The Group considers key management personnel as defined in IAS 24 ‘Related Party Disclosures’ to be the directors of the Company and those members of the Executive Committee and the Managing Directors of the major operating segments who are not directors. The amounts disclosed are on the same basis as those used to determine the relevant amounts disclosed in the Directors’ Remuneration Report on pages A-1 to A-13.

Directors’ emoluments	2005 £m	2004 £m
Total emoluments of the directors of the Company were:
Non-executive directors	0.3	0.3
Executive directors:
remuneration excluding performance related elements	3.1	2.4
annual cash bonus	1.0	0.9
	4.4	3.6

More detailed information concerning directors’ emoluments and long term incentives is set out in the Directors’ Remuneration Report on pages A-1 to A-13. The aggregate amount of gains made by directors on the exercise of share options during the year was £3.9m (2004: £0.3m). The aggregate market value of awards exercised by directors under long term incentive schemes during the year was £0.7m (2004: £0.4m).

Notes to the Consolidated Financial Statements (Continued)

24.   Share based payments

The Company operates the following share schemes and plans for the benefit of its employees relating to the acquisition of shares from the Company.

Sharesave Schemes (1991) (‘Sharesave Scheme’)

The Sharesave Scheme, approved by shareholders at the 1991 Annual General Meeting, is approved by the UK Inland Revenue and was open to all UK employees, including the UK based executive directors, who had completed at least one year of continuous service. No further options have been granted under the Sharesave Scheme since it expired in May 2001. It is linked to a contract for monthly savings of up to £250 per month over a period of either three or five years. Under the Sharesave Scheme options were granted to participating employees at a discount of up to 20% to the market price prevailing on the day immediately preceding the date of invitation to apply for the option. Options are normally exercisable either three or five years after they have been granted.

Sharesave Scheme (2001) (‘2001 Sharesave Scheme’)

The 2001 Sharesave Scheme was approved by shareholders at the 2001 Annual General Meeting and has replaced the Sharesave Scheme. The 2001 Sharesave Scheme is also approved by the UK Inland Revenue. It operates on a similar basis to the Sharesave Scheme as summarized above.

International Sharesave Plan (‘International Sharesave Plan’)

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

1994 Executive Share Option Scheme (‘1994 Scheme’)

The 1994 Scheme was approved by shareholders at the 1994 Annual General Meeting. No further options have been granted under the 1994 Scheme since it expired in May 2004. A performance condition, based on the Company’s adjusted earnings per share growth relative to UK inflation over three years, has to be satisfied before options may normally be exercised.

Long Term Incentive Plan (‘LTIP’)

The LTIP was approved by shareholders at the 2004 Annual General Meeting and replaces the 1994 Scheme. The LTIP is divided into two parts.

Part A allows the Board to grant share options. In normal circumstances options granted are only exercisable if the relevant performance condition has been satisfied. Share options granted to date have a performance condition attached based on the Company’s adjusted earnings per share growth relative to UK inflation over three years.

Part B of the LTIP allows the Board to award performance shares which is a conditional right to receive shares in the Company for no or nominal consideration. A performance share award will normally vest (i.e. become exercisable) on the third anniversary of its grant to the extent that the applicable performance condition has been satisfied. The extent to which performance share awards vest will be

Notes to the Consolidated Financial Statements (Continued)

24.   Share based payments (Continued)

subject to the Company’s total shareholder return (“TSR”) performance over a three year period relative to the TSR performance of a specified peer group of companies.

Details of the share schemes and plans operated by the Company are set out in the Directors’ Remuneration Report on pages A-1 to A-13.

Options have been valued using the Black Scholes valuation model. The fair value per option granted during the year and the assumptions used in the calculation are as follows:

	2005	2004
Grant date	03.01.05-11.01.05	03.03.04-10.12.04
Share price at grant date (£)	5.00-5.69	4.25-4.61
Exercise price (£)	nil-5.69	nil-4.61
Shares granted during the year	4,301,156	4,196,071
Vesting period (years)	3-5	3-5
Expected volatility (%)	22-24	24-28
Option life (years)	3-10	3-10
Expected life (years)	3.0-3.9	3.0-3.8
Risk free rate of return (%)	4.1-4.7	4.7-5.0
Expected dividends expressed as a dividend yield (%)	2.6-3.0	3.0-3.2
Possibility of options lapsing (%)	26-49	27-49
Fair value per option (£)	0.72-1.95	0.56-1.38

The expected volatility is based on historical volatility over the last three to five years. The expected life is the average expected period to exercise. The risk free rate of return is the yield on zero coupon UK government bonds of a term consistent with the assumed option life.

The weighted average share price for options exercised over the year was £5.35 (2004: £4.44). The total charge for the year for continuing operations relating to employee share based payments was £3.6m (2004: £2.8m), all of which related to equity settled share based payments. After deferred tax the total charge for continuing operations was £1.7m (2004: £2.8m).

25.   Operating lease commitments—minimum lease payments

	Land & buildings 2005	Other 2005	Land & buildings 2004	Other 2004
	£m	£m	£m	£m
At December 31 the Group had the following commitments under non-cancellable operating leases:
expiring within one year	19.3	8.1	22.2	9.4
expiring between one and five years	60.6	12.6	63.3	13.2
expiring after five years	43.5	0.3	45.9	0.3
	123.4	21.0	131.4	22.9

Notes to the Consolidated Financial Statements (Continued)

26.   Cash and cash equivalents and net debt

	2005	2004
	£m	£m
Cash at bank and in hand	48.4	78.4
Short term deposits repayable on demand	—	8.8
Bank overdrafts	(17.0)	(43.2)
Cash	31.4	44.0
Short term deposits repayable in less than three months	5.3	20.5
Cash and cash equivalents	36.7	64.5
Current liabilities—interest bearing loans and borrowings	(52.5)	(179.5)
Non-current liabilities—interest bearing loans and borrowings	(339.7)	(290.2)
Net debt	(355.5)	(405.2)

27.   Acquisitions

The principal acquisitions made during the year were Gelpa, Tecep, Sanicare, SOFCO, A W Mendenhall, Retail Resources and Weiss Brothers. Gelpa, a distributor principally supplying the retail and food processor sectors in the Netherlands with packaging and consumables, was purchased on January 28. Tecep, a French holding company with operations primarily serving retail, foodservice, catering and food processing markets in Central Europe with packaging supplies and food processing equipment, was purchased on July 1. Sanicare, a supplier of disposal products principally into the healthcare sector across Australia and New Zealand, was purchased on July 29. SOFCO, a distributor to a number of sectors in the US including grocery, foodservice and healthcare, was purchased on September 3. A W Mendenhall, a supplier of foodservice, janitorial, industrial packaging and disposal products in the US, was purchased on September 26. Retail Resources, a provider of distribution services to non-food retail stores across the US, was purchased on October 7. Weiss Brothers, a supplier of goods not for resale to supermarkets as well as a distributor to the food processor sector in the US, was purchased on October 14.

During the period between December 31, 2005 and February 27, 2006, two further acquisitions have taken place. Master Craft Packaging, a company serving the redistribution and food service sectors in the US, was acquired on January 25, 2006. The Midshires Group, a business principally engaged in the operation and sale of vending machines and associated services throughout Central England, was acquired on January 31, 2006.

Acquisitions have been accounted for under the acquisition method of accounting and contributed £4.4m to operating profit in 2005. All 2005 acquisitions, as well as the two reported 2006 acquisitions, involved the purchase of 100% of the acquiree’s share capital or, as the case may be, all of the relevant assets of the businesses acquired. On acquisition the assets and liabilities of the businesses acquired were adjusted to reflect their fair values to the Group. This has included the separate identification of intangible assets in accordance with IFRS 3. As permitted under IFRS 3 these provisional fair values will be finalised within the 12 month period from the relevant date of acquisition.

The provisional fair values applied in the prior year to the acquisitions made in 2004 have been finalised during 2005. Adjustments were made to provisions to reflect more accurately the conditions at the date of acquisition based on information and knowledge which came to light during the 12 month post acquisition period. Adjustments have also been made to reflect the associated taxation effects. The net impact on acquired net assets reported in 2004 from these adjustments was £8.8m.

Notes to the Consolidated Financial Statements (Continued)

27.   Acquisitions (Continued)

When assessing the fair value of assets acquired, the Group has made adjustments to property, plant and equipment, inventories, receivables and payables to reflect the estimated realizable or settlement value. To date the Company has recognized customers lists and relationships as separately identifiable intangible assets. Finally, adjustments have been made to accruals and provisions to include amounts in respect of onerous contracts and other commitments that existed at the acquisition date. The accounting policies of the acquired businesses have been brought into line with those of the Group with adjustments made where necessary. All of the provisional fair value adjustments have been made net of any relevant tax effects.

The purchase price for the acquisitions has been allocated against the identified net assets, with the balance recorded as goodwill. The acquisitions provide opportunities for further development of the Group’s activities and in most cases create enhanced returns. Such opportunities and the workforces inherent in each of the acquired businesses do not translate to separately identifiable intangible assets but do represent much of the assessed value that supports the recognized goodwill.

	Provisional fair value adjustments
	Book value at acquisition	Revaluation	Consistency of accounting policy	Fair value of assets acquired
	£m	£m	£m	£m
A summary of the effect of acquisitions is detailed below:
Intangible assets	—	82.8		82.8
Property, plant and equipment	3.2	2.2		5.4
Inventories	22.4	(1.4)	(0.9)	20.1
Trade and other receivables	33.6	0.4	(0.9)	33.1
Trade and other payables	(25.7)	(1.2)		(26.9)
Net bank overdrafts	(6.2)	—		(6.2)
Provisions for liabilities and charges	(2.0)	(9.4)		(11.4)
Deferred taxation	0.6	(14.0)	0.7	(12.7)
Taxation	(0.3)	(3.0)		(3.3)
	25.6	56.4	(1.1)	80.9
Goodwill				41.8
Consideration				122.7
Satisfied by:
Cash consideration				118.2
Share issue*				2.6
Deferred consideration				1.9
				122.7
The net cash outflow in the year in respect of acquisitions comprised:
Cash consideration				118.2
Net bank overdrafts acquired				6.2
Net cash outflow in respect of acquisitions				124.4

*                    The fair value of the shares issued as consideration as part of the Sanicare acquisitions consisted of 492,966 Bunzl plc shares at the quoted mid-market price of 518.83p per share at the time of the transaction.

Notes to the Consolidated Financial Statements (Continued)

27.   Acquisitions (Continued)

The estimated results of operations, as if the principal acquisitions had been made at the beginning of the year are as follows:

2005
£m
Group
Revenue	270.0
Operating profit	5.7

28.   Related party disclosures

The Group has identified the directors of the Company, its key management and the Group pension schemes as related parties for the purpose of IAS 24 ‘Related Party Disclosures’. Details of the relevant relationships are disclosed in the Directors’ Remuneration Report on pages A-1 to A-13, Note 23 and Note 22, respectively.

29.   Reconciliation of UK GAAP profit to IFRS profit for the year ended December 31, 2004

As stated in Note 1 these are the Group’s first consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out in Note 2 have been applied in preparing the financial statements for the year ended December 31, 2005, the comparative information for the year ended December 31, 2004 and the opening IFRS balance sheet at January 1, 2004.

In preparing the IFRS balance sheet the Group has adjusted amounts reported previously in financial statements prepared in accordance with UK GAAP. An explanation of how the transition from UK GAAP to IFRS has affected the Group’s financial position and financial performance is set out in the following tables and the notes that accompany the tables.

	Continuing operations	Discontinued operations	Total
	£m	£m	£m
Profit for the year ended December 31, 2004 under UK GAAP	91.4	37.2	128.6
Net impact of amortization on goodwill and intangibles	14.3	2.3	16.6
Recognition of fair value adjustments outside investigative period	—	(2.2)	(2.2)
Deferred tax on previously revalued land and buildings	—	0.7	0.7
Release of deferred tax recognized on intangibles	2.6	0.2	2.8
Share based payments (net of taxation)	(2.6)	(1.2)	(3.8)
Impairment of previously revalued land and buildings	—	(1.3)	(1.3)
Profit for the year ended December 31, 2004 under IFRS	105.7	35.7	141.4

Notes to the Consolidated Financial Statements (Continued)

Reconciliation of UK GAAP equity to IFRS equity

	Share capital £m	Share premium £m	Capital redemption reserve £m	Translation reserve £m	Revaluation reserve £m	Retained earnings £m	Total equity £m	Minority interests £m	Total equity including minority interests £m
At January 1, 2004 under UK GAAP	112.1	83.8	5.3		1.3	229.5	432.0	2.8	434.8
IFRS adjustments
reclassification of opening fair value reserve					(1.3)	1.3	—		—
pension asset revaluation						(0.6)	(0.6)		(0.6)
deferred tax liabilities on property revaluations						(1.9)	(1.9)		(1.9)
deferred tax asset on share options						1.8	1.8		1.8
undeclared dividends						36.8	36.8	0.2	37.0
At January 1, 2004 under IFRS	112.1	83.8	5.3		—	266.9	468.1	3.0	471.1
At December 31, 2004 under UK GAAP	112.5	88.3	5.3			222.0	428.1	3.7	431.8
IFRS adjustments
net impact of amortization on goodwill and intangibles						16.6	16.6		16.6
recognition of fair value adjustments outside investigative period						(2.2)	(2.2)		(2.2)
pension asset revaluation						(0.7)	(0.7)		(0.7)
deferred tax liabilities on property revaluations						(1.3)	(1.3)		(1.3)
deferred tax asset on share options						1.9	1.9		1.9
deferred tax liabilities on business
combination intangibles						2.8	2.8		2.8
undeclared dividends						39.7	39.7	0.2	39.9
reclassification of opening translation reserve				0.7		(0.7)	—		—
At December 31, 2004 under IFRS	112.5	88.3	5.3	0.7	—	278.1	484.9	3.9	488.8

Explanation of transition to IFRS

The following sets out significant accounting policy changes and adjustments arising from the transition to IFRS from UK GAAP.

(a)   Business combinations, goodwill and customer lists and relationships

IFRS 3 ‘Business Combinations’ requires that goodwill arising from business combinations should not be amortized and will be tested annually for impairment. In addition certain intangible assets which were previously recognized as part of goodwill under UK GAAP are now required to be recognized separately and amortized over their estimated useful lives.

As permitted by IFRS 1 the Group has chosen to apply IFRS 3 from January 1, 2004 and has elected not to restate previous business combinations. The acquisition accounting for acquisitions made during 2004 has been restated in accordance with IFRS 3 and IAS 38 ‘Intangible Assets’, which has resulted in the recognition of certain intangible assets relating to customer lists and relationships. As such, £230.8m has been transferred from goodwill to intangible assets in the consolidated balance sheet at December 31, 2004.

These intangible assets are being amortized over their estimated useful lives. As a result, amortization relating to goodwill on the balance sheet at the date of transition (net of the amortization charged on intangible assets) has been reversed, resulting in a credit to income of £16.6m for the year ended December 31, 2004.

Notes to the Consolidated Financial Statements (Continued)

Explanation of transition to IFRS (Continued)

Under UK GAAP the Group was permitted to make adjustments to the fair values of assets acquired in business combinations for a period up to the end of the financial year following the date of acquisition (the “investigative period”). Under IFRS the investigative period covers one calendar year from the date of acquisition. During the year ended December 31, 2004 adjustments were made to the fair values of assets and liabilities acquired in business combinations since the date of transition, the timing of which were within the investigative period for UK GAAP but fell outside the investigative period under IFRS. As a result, £2.2m of fair value adjustments which were recognized in goodwill under UK GAAP were charged to the consolidated income statement under IFRS for the year ended December 31, 2004.

(b)   Post employment benefits

Due to the Group having previously adopted FRS 17 ‘Retirement Benefits’ under UK GAAP, there are no significant differences arising upon transition to IAS 19 ‘Employee Benefits’. A credit adjustment of £0.7m has been made to the pension liabilities in the consolidated balance sheet at December 31, 2004 to take account of the different valuation methodologies for pension scheme assets under IAS 19. The full actuarial deficit has been recognized rather than the corridor approach that can be adopted under IAS 19.

The disclosure requirements of IAS 19 require pension assets or liabilities recognized on the balance sheet to be stated gross of deferred tax, rather than being stated net of deferred tax as required by FRS 17. Accordingly £21.5m of deferred tax relating to pension liabilities has been reclassified as deferred tax assets within the IFRS consolidated balance sheet at December 31, 2004.

(c)   Deferred and current taxes

The scope of IAS 12 ‘Income Taxes’ is wider than the corresponding UK GAAP standards and requires deferred tax to be provided on all temporary differences rather than just certain taxable timing differences under UK GAAP.

As a result a deferred tax liability of £1.3m relating to previously revalued fixed assets has been included in the consolidated balance sheet at December 31, 2004. In addition, a deferred tax asset of £1.9m resulting from the recognition of an expense for share based payments has been included in the consolidated balance sheet at December 31, 2004.

IAS 12 also requires a deferred tax liability to be recognized in the consolidated balance sheet upon recognition of intangible assets other than goodwill as part of a business combination. This deferred tax liability is unwound through the consolidated income statement in line with the amortization profile of the intangible assets acquired. Accordingly £75.5m has been recognized on the consolidated balance sheet as deferred tax at December 31, 2004 with £2.8m of the deferred tax being credited to the consolidated income statement for the year ended December 31, 2004.

(d)   Share based payments

IFRS 2 ‘Share Based Payments’ requires that an expense for all equity instruments granted is recognized based on the fair value at the date of grant. This expense, which is in relation to option and performance share schemes, is recognized over the vesting period of the relevant scheme. The Group has adopted a valuation model for the purposes of computing fair value under IFRS as at the date of grant.

Notes to the Consolidated Financial Statements (Continued)

Explanation of transition to IFRS (Continued)

The additional pre-tax expense arising from the adoption of IFRS 2 on the Group’s consolidated income statement is £3.9m for the year ended December 31, 2004.

(e)   Post balance sheet events

IAS 10 ‘Events after the Balance Sheet Date’ requires that dividends declared after the balance sheet date should not be recognized as a liability at that balance sheet date as the liability does not represent a present obligation as defined by IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’.

The final dividend in respect of the year ended December 31, 2003 of £37.0m has been reversed in the IFRS opening balance sheet at January 1, 2004 and charged in the consolidated statement of changes in shareholders’ equity for the year ended December 31, 2004.

The final dividend for the year ended December 31, 2004 of £39.9m has been reversed in the IFRS balance sheet at December 31, 2004 and has been charged in the consolidated statement of changes in shareholders’ equity for the year ended December 31, 2005.

(f)   Previously revalued properties

Upon transition to IFRS, the Group elected to treat the UK GAAP value of all previously revalued properties as deemed cost. During the year ended December 31, 2004 one previously revalued property was deemed impaired, with the impairment loss of £1.3m being charged against the revaluation reserve under UK GAAP. Under IFRS, as the revaluation reserve was transferred to retained earnings upon transition as permitted by IFRS 1, the impairment loss has been taken to the consolidated income statement.

(g)   Financial instruments

IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ address the accounting for, and reporting of, financial instruments. IAS 39 sets out detailed accounting requirements in relation to financial assets and liabilities. As outlined in Note 1, this was applied for the first time for the year ended December 31, 2005.

All derivative financial instruments are accounted for at fair value whilst other financial instruments are accounted for either at amortized cost or at fair value depending on their classification. Subject to stringent criteria, derivative financial instruments, financial assets and financial liabilities may be designated as forming hedge relationships as a result of which fair value changes are offset in the income statement or charged/credited to equity depending on the nature of the hedge relationship.

From January 1, 2005 hedge accounting has been adopted for the Group’s forward currency contracts which are taken out to hedge the cost of foreign currency debtors and creditors, thereby reducing potential volatility in the income statement. Hedge accounting has also been adopted for the Group’s interest rate swaps and underlying capital market debt, thereby reducing potential volatility in the income statement.

(h)   Other disclosure changes

Under UK GAAP the deferred tax position of the Group is shown net on the consolidated balance sheet. Under IFRS the assets and liabilities are required to be shown separately (net of any allowable offsets) and, as such, £8.6m has been reclassified as deferred tax assets and liabilities in the consolidated balance sheet at December 31, 2004.

Notes to the Consolidated Financial Statements (Continued)

Explanation of transition to IFRS (Continued)

Under UK GAAP provisions are not disclosed according to their expected usage date. IFRS requires that provisions should be classified into current liabilities and non-current liabilities. As a result, £7.1m of provisions has been reclassified as current liabilities in the consolidated balance sheet at December 31, 2004.

30.   Companies Act 1985

The Consolidated Financial Statements do not constitute “statutory accounts” within the meaning of the Companies Act 1985 of Great Britain for any of the periods presented. Statutory accounts for the year ended December 31, 2004 have been filed with the Registrar of Companies for England and Wales. The statutory accounts for the year ended December 31, 2005 will be delivered to the Registrar of Companies following the Company’s Annual General Meeting. The auditors have reported on these accounts. The reports were unqualified and did not contain statements under Section 237(2) or (3) of the Act.

These Consolidated Financial Statements exclude certain parent company statements and other information required by the Companies Act 1985. However they include all material disclosures required by IFRS including those Companies Act 1985 disclosures relating to the statements of income and balance sheet items.

31.   Summary of significant differences between IFRS and US GAAP

The Group’s Consolidated Financial Statements are prepared in accordance with IFRS as adopted for use in the EU which differ in certain significant respects from US GAAP. Set out below is a summary of the significant differences, a reconciliation of profit from IFRS to US GAAP, a statement of comprehensive income, details of earnings per share in accordance with US GAAP, a reconciliation of equity shareholders’ funds from IFRS to US GAAP and a consolidated summary cash flow statement on a US GAAP basis.

(a)   Goodwill and other intangible assets

The Group has exercised the exemption available under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ not to restate business combinations prior to the date of transition to IFRS (January 1, 2004). Therefore on transition to IFRS the amount of unamortized goodwill brought forward under UK GAAP at December 31, 2003 was taken as deemed cost at January 1, 2004. Goodwill arising on acquisitions before January 1, 1998 remains eliminated against reserves. Between January 1, 1998 to December 31, 2003, goodwill arising on acquisitions was capitalized and amortized over its useful life. Under IFRS goodwill arising on acquisitions after January 1, 2004 is capitalized in accordance with IFRS 3 ‘Business Combinations’. Goodwill is not amortized but is subject to annual impairment tests. Other intangible assets acquired in a business combination are recognized on acquisition and recorded at fair value. These assets are amortized through the income statement over their estimated useful economic lives.

Under US GAAP, goodwill arising on acquisitions is capitalized in accordance with SFAS 141 ‘Business Combinations’. Goodwill is not amortized but is subject to annual impairment tests. Goodwill arising on acquisitions before June 30, 2001 was amortized over the useful economic life of the asset until December 31, 2001. In accordance with SFAS 141 and SFAS 142 ‘Goodwill and Other Intangible Assets’, other identifiable intangible assets are capitalized and amortized over their useful economic lives.

Notes to the Consolidated Financial Statements (Continued)

31.   Summary of significant differences between IFRS and US GAAP (Continued)

In the period from July 1, 2001 to December 31, 2003 separately identifiable intangible assets acquired in business combinations are recognized for US GAAP purposes but not for IFRS following the transition exemption described in Note 29(a) above. Such intangible assets were not recognized under UK GAAP. Accordingly an additional charge for amortization of such intangible assets which are recognized for US GAAP purposes is included in the US GAAP reconciliation. Adjustments are also required to recognize the goodwill eliminated against reserves on acquisitions prior to January 1, 1998 and to reverse the amortization charge for goodwill between July 1, 2001 and December 31, 2003 which was amortized under UK GAAP but was not amortized under US GAAP. No adjustment is required in relation to acquisitions occurring after January 1, 2004.

(b)   Pension costs

Under IFRS pension schemes are accounted for in accordance with IAS 19 ‘Employee Benefits’. Under US GAAP they are accounted for under SFAS 87 ‘Employers’ Accounting for Pensions’ and SFAS 88 ‘Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits’.

Under IFRS, actuarial gains and losses are recognized in full in the year in which they arise in the consolidated statement of recognized income and expense. Under US GAAP actuarial gains and losses which exceed 10% of the value of the assets or liabilities at the start of the accounting period are amortized through the income statement over the remaining lives of the scheme members. Under IFRS the charge to the income statement is based on the fair market value of the assets. US GAAP uses a smoothed market-related value of the assets that recognizes changes to the fair value over a period of five years. US GAAP also requires the recognition of an additional minimum liability through a charge to other comprehensive income when the plan is in deficit based on its accumulated benefit obligation.

(c)   Share based payments

Under IFRS the total expected expense based on the fair value at grant date of options and other share based incentives using a valuation model is calculated at the date of grant and spread over the expected vesting period. Under US GAAP the same approach is applied except that those share options that have performance conditions linked to the Retail Price Index are remeasured at fair value at each period end and are classified as liabilities.

(d)   Derivative instruments

The Group has US dollar denominated borrowings which it has designated as a hedge of the net investment in its subsidiaries in the US. Under both US GAAP and IFRS, the foreign exchange gains and losses on these borrowings are taken to reserves. The Group also has foreign currency forward contracts which it uses to hedge net investments in foreign subsidiaries, primarily relating to the euro. Under IFRS the Group applies hedge accounting for these contracts which are recorded at fair value with gains and losses on the effective portion being taken to reserves whilst the ineffective portion, if any, is recorded in the income statement. Under US GAAP the Group does not apply net investment hedge accounting for these contracts and all gains and losses are therefore recorded in the income statement.

Notes to the Consolidated Financial Statements (Continued)

31.   Summary of significant differences between IFRS and US GAAP (Continued)

(e)   Deferred taxation

Under IFRS, full provision for deferred taxation is made although there are a number of different bases under US GAAP on which this calculation is made.

(f)   Cash flows

The presentation of the cash flow statement under IFRS and US GAAP is broadly the same with individual cash flows being classified as either operating, financing or investing. US GAAP is however more prescriptive in the required classification of certain items whereas IFRS gives a choice of classification for certain items. The effect of the demerger of Filtrona is classified as a financing activity under US GAAP. Under IFRS interest received is classified as an investing activity and interest paid is classified as a financing activity. Under US GAAP interest received and paid are classified as operating activities.

Under IFRS cash and cash equivalents comprise cash balances, overdrafts and fixed term investments with maturities of three months or less from the date of acquisition. US GAAP excludes overdrafts from the definition of cash and cash equivalents and classifies overdrafts as a financing activity.

(g)   Statement of comprehensive income

Under IFRS the statement of recognized income and expense is similar to the statement of comprehensive income under US GAAP.

		for the year ended December 31
	Note	2005	2004
Profit		£m	£m
Continuing operations		120.0	105.7
Discontinued operations		3.6	34.5
Profit for the financial year in accordance with IFRS		123.6	140.2
US GAAP adjustments:
Amortization of intangible assets	(a)	(4.8)	(4.1)
Pension costs	(b)	0.9	(0.9)
Share based payments	(c)	(0.1)	(1.0)
Derivative instruments	(d)	(2.1)	(6.9)
Taxation on above adjustments		0.3	6.9
Net income before cumulative effect of change in accounting policy on adoption of SFAS 123R		117.8	134.2
Cumulative effect of change in accounting policy net of tax on adoption of SFAS 123R		—	(2.5)
Net income for the financial year in accordance with US GAAP		117.8	131.7
Continuing operations		112.1	101.2
Discontinued operations		5.7	33.0
Cumulative effect of change in accounting policy net of tax on adoption of SFAS 123R		—	(2.5)
Net income for the financial year in accordance with US GAAP		117.8	131.7

Notes to the Consolidated Financial Statements (Continued)

31.   Summary of significant differences between IFRS and US GAAP (Continued)

Statement of comprehensive income

	for the year ended December 31
	2005	2004
	£m	£m
Net income for the financial year in accordance with US GAAP	117.8	131.7
Other comprehensive income:
Additional minimum pension liability net of income tax(1)	15.4	(5.4)
Currency translation net of income tax(2)	13.5	(2.2)
Movement in cash flow hedge reserve net of income tax(3)	0.3
Comprehensive income in accordance with US GAAP	147.0	124.1

(1)          Income tax charge on additional minimum pension liability for 2005 was £7.1m (2004: credit of £2.7m).

(2)          Income tax charge on currency translation for 2005 was £3.0m (2004: £1.9m).

(3)          Income tax charge on the movement in cash flow hedge reserve for 2005 was £0.1m.

Earnings per share in accordance with US GAAP

	for the year ended December 31
	2005		2004*
Continuing operations	33.1	p	29.4	p
Discontinued operations	1.7	p	9.5	p
Cumulative effect of change in accounting policy net of tax on adoption of SFAS 123R	—		(0.7)	p
Earnings per share in accordance with US GAAP	34.8	p	38.2	p

Diluted earnings per share in accordance with US GAAP

	for the year ended December 31
	2005		2004*
Continuing operations	32.9	p	29.0	p
Discontinued operations	1.7	p	9.4	p
Cumulative effect of change in accounting policy net of tax on adoption of SFAS 123R	—		(0.7)	p
Diluted earnings per share in accordance with US GAAP	34.6	p	37.7	p

*                    The weighted average number of shares used in calculating the above earnings per share for 2004 has been adjusted for the share consolidation on June 6, 2005, as approved by shareholders at an Extraordinary General Meeting on June 2, 2005, when the ordinary shares of 25p each were consolidated on a seven for nine basis into ordinary shares of 32 1/7 p each.

Notes to the Consolidated Financial Statements (Continued)

31.   Summary of significant differences between IFRS and US GAAP (Continued)

Equity shareholders’ funds

		at December 31
	Note	2005	2004
		£m	£m
Equity shareholders’ funds in accordance with IFRS		460.4	484.9
US GAAP adjustments:
Goodwill and other intangible assets	(a)	129.5	218.4
Pensions	(b)	18.2	20.8
Share based payments	(c)	(3.6)	(7.9)
Deferred taxation	(e)	1.8	1.8
Taxation on above adjustments		(2.9)	(1.3)
Equity shareholders’ funds in accordance with US GAAP		603.4	716.7

Consolidated cash flow statement

	for the year ended December 31
	2005	2004
	£m	£m
Net cash inflow from operating activities	132.0	151.4
Net cash outflow from investing activities	(146.6)	(290.3)
Net cash (outflow)/inflow from financing activities	(41.2)	88.4
Net decrease in cash and cash equivalents per US GAAP	(55.8)	(50.5)
Exchange movements	1.8	(0.6)
Cash and cash equivalents at beginning of year per US GAAP	107.7	158.8
Cash and cash equivalents at end of year per US GAAP	53.7	107.7

Supplementary information with respect to valuation and qualifying accounts

	Balance at beginning of year	Charged to costs and expenses	Utilised	Other movements*	Balance at end of year
	£m	£m	£m	£m	£m
For the year ended December 31, 2005
Reserve for doubtful trade receivables	13.5	2.3	(3.2)	1.1	13.7
Inventory reserve	25.9	3.2	(7.4)	—	21.7
For the year ended December 31, 2004
Reserve for doubtful trade receivables	9.4	3.1	(2.6)	3.6	13.5
Inventory reserve	16.1	4.9	(1.3)	6.2	25.9

*                    Other movements primarily relate to acquisitions and divestments.

Notes to the Consolidated Financial Statements (Continued)

31.   Summary of significant differences between IFRS and US GAAP (Continued)

Recent Financial Accounting Standards Board (‘FASB’) pronouncements

In March 2005 the FASB published FASB Staff Position (FSP) FIN 47, ‘Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143’ which clarifies the application of SFAS 143 ‘Accounting for Obligations Associated with the Retirement of Long-Lived Assets’ in respect of conditional asset retirement obligations. The FSP is effective in the first reporting period ended after December 15, 2005. The FSP has not had a material impact on the Group’s consolidated financial position, results of operations or cash flows under US GAAP.

In June 2005 the Emerging Issues Task Force (‘EITF’) reached consensus on Issue 05-6, ‘Determining the Amortisation Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination’. EITF 05-6 requires leasehold improvements acquired in a business combination to be amortized over the shorter of the useful lives of the assets or a term that includes required lease periods and renewals deemed to be reasonably assured at the date of acquisition. Additionally, the Issue requires improvements placed in service significantly after and not contemplated at or near the beginning of the lease term to be amortized over the shorter of the useful lives of the assets or a term that includes required lease periods and renewals deemed to be reasonably assured at the date the leasehold improvements are purchased. EITF 05-6 is effective immediately. The adoption of EITF 05-6 has not had a material impact on the Group’s consolidated financial position, results of operations or cash flows under US GAAP.

In March 2005 the FASB issued FASB Staff Position (FSP) FIN 46(R)-5, ‘Implicit Variable Interests under FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities’. The FSP requires a reporting enterprise to consider whether it holds an implicit variable interest in the VIE or potential VIE. The determination of whether an implicit variable interest exists involves determining whether an enterprise may be indirectly absorbing or receiving the variability of the entity. The FSP is effective in the first reporting period beginning after March 3, 2005. The Group has not identified any material variable interest entities or interests in variable interest entities under FIN 46R and hence the issue of the FSP is not expected to have an impact on the Group’s consolidated financial position, results of operations or cash flows under US GAAP.

In December 2004 the FASB issued SFAS 153, ‘Exchanges of Non-monetary Assets - an amendment of APB Opinion 29’, which amends APB Opinion 29, ‘Accounting for Non-monetary Transactions’ to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal years beginning after June 15, 2005. In November 2005 the FASB issued FSP 115-1 and FSP 124-1, ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’ which nullify certain requirements of EITF 03-1 and supersede EITF D-44. The FSPs provide guidance for identifying impaired investments and new disclosure requirements for investments that are deemed to be temporarily impaired. The FSPs are effective for fiscal years beginning after December 15, 2005. The adoption of the above pronouncements is not expected to have a material impact on the Group’s consolidated financial position, results of operations or cash flows under US GAAP.

Notes to the Consolidated Financial Statements (Continued)

31.   Summary of significant differences between IFRS and US GAAP (Continued)

In May 2005 SFAS 154, ‘Accounting Changes and Error Corrections—replacement of APB Opinion 20 and SFAS 3,’ was issued. SFAS 154 changes the accounting for and reporting of a change in accounting principle by requiring retrospective application to prior periods’ financial statements of changes in accounting principle unless impracticable. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Group cannot determine the impact of SFAS 154 as it depends in part upon future changes to US accounting principles.

ANNEX A

Directors’ Remuneration Report
for the year ended 31 December 2005

Terms of reference of the Remuneration Committee

The terms of reference of the Remuneration Committee (the ‘Committee’), as approved by the Board, embody the purpose of the Committee as ensuring that the Company’s executive directors and senior executives are properly incentivised and fairly rewarded for their individual contributions to the Group’s overall performance having due regard to the interests of the shareholders and to the financial and commercial health of the Group.

Membership

All members of the Committee, who are identified on pages 17 and 18 of the Annual Review and Summary Financial Statement, are independent non-executive directors. The Committee is chaired by Mr C A Banks. Members of the Committee do not have any personal financial interest (other than as shareholders) in matters decided by the Committee, nor do they have any potential conflict of interest arising from cross-directorships or day-to-day involvement in running the Group’s business. The Committee meets at least three times during the year and at other times as may be required. While neither the Chairman of the Company, Mr A J Habgood, nor the Chief Executive, Mr M J Roney, are members of the Committee, they normally attend meetings except when the Committee is considering matters concerning themselves. The Director of Group Human Resources acts as Secretary to the Committee.

Audit

The directors’ remuneration in 2005 and the details of the directors’ interests in the Company’s ordinary shares disclosed on pages A-3 to A-13 have been audited by the Company’s independent external auditor.

Remuneration policy

The Company’s current remuneration policy for 2005 and beyond is designed to help ensure the recruitment, retention and motivation of the executive directors by providing fair reward for the responsibilities they undertake and the performance they achieve on behalf of shareholders. In this context, the Committee’s policy is to set the overall remuneration package at a competitive level and in a form that permits significant additional remuneration to be earned for high performance over a sustained period. This is normally achieved by benchmarking base pay against comparator companies taking into account a range of factors including performance, and by providing, in addition, short and long term incentives geared to performance.

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

With regard to external pay survey data, the Committee reviews each year, prior to the annual review of base pay in January, information on remuneration and benefit levels based on an external survey conducted on its behalf by Monks Partnership. The Committee seeks to maintain, wherever possible, a consistent and appropriate basis for comparison year-on-year in terms of the survey methodology and, in particular, the use of comparator groups on which the survey is based. There are three comparator groups that the Committee uses. These are related to revenue, profit before tax and market capitalisation. In each case the comparator group consists of 20 non-financial UK based companies that have substantial operations overseas. 10 of the companies in each comparator group are the next highest and 10 are the next lowest compared to Bunzl. The results from each of the comparator groups are blended by Monks Partnership to provide an overall assessed market position as at 1 January of the year of the review. Neither Monks Partnership nor New Bridge Street Consultants provide specific recommendations to the Committee on remuneration or benefit levels for the executive directors. The Committee does, however, review survey information provided by them in the light of its established remuneration policy before making its decisions. All decisions of the Committee were implemented in full.

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

Annual bonus plan

The executive directors participate in an annual bonus plan intended to support the Company’s overall remuneration policy. The bonus plan for each executive director contains meaningful targets that seek to focus attention on one or two key measures of short to medium term achievement. Bonus awards are not pensionable. In 2005, the target for the annual bonus for Mr A J Habgood, Mr M J Roney and Mr D M Williams (who retired from the Board on 31 January 2006) was linked to the Group’s achievement of earnings per share after certain specified adjustments (‘eps’). Detailed terms of the plan were determined by the Committee and provided for a bonus to be awarded if the Group achieved, in 2005, a threshold eps level. No bonus was to be awarded for eps achievement below the threshold level. The bonus plan provided for an increase in the bonus award pro rata for eps achievement above the threshold up to a target level of eps and for above target achievement. Half of this annual bonus will be paid in cash to a maximum level of 60% of annual base pay and the balance (but with the total aggregate amount capped at 100% of base pay) is deferred under the rules of the DASBS, details of which are set out below.

For Mr C P Sander (who resigned from the Board on 13 July 2005) and Mr P L Larmon their bonus plans for 2005 were based on the profit and return on average capital employed achieved in the businesses for which they were directly responsible. Mr P L Larmon also has a portion of his bonus based on Group performance. Half of Mr P L Larmon’s annual bonus is normally paid in cash to a maximum level of 60% of annual base pay and the balance (but with the total aggregate amount capped at 100% of base pay) is deferred under the rules of the DASBS. Mr C P Sander did not qualify for an award under the DASBS in respect of the 2005 financial year.

Under the DASBS, eligible executives, including the executive directors, receive the deferred element of their annual bonus as an award of ordinary shares. The ordinary shares are purchased in the market and deposited with the Bunzl Group General Employee Benefit Trust (the ‘Trust’) until 1 March in the third year after the year in which the award is made, following which they are transferred to the executive provided normally that the executive has remained in the employment of the Group throughout that period or until their normal retirement date. The DASBS forms a part of the annual bonus plan so as to provide, in total, an annual bonus opportunity linked to the overall performance of the Group, with a significant portion of any bonus award held in shares for a three year period. The Committee believes this supports the overall remuneration policy and contributes to the alignment of executives’ and shareholders’ interests.

The table below shows the number of shares held by the executive directors under the DASBS.

	Shares held at 1 January 2005	Shares awarded during 2005	Shares transferred during 2005	Shares held at 31 December 2005 or date ceased to be a director
A J Habgood	162,758	73,668	(45,061)	191,365
D M Williams	87,792	38,843	(24,578)	102,057
P L Larmon	21,563	16,641	(10,618)	27,586
C P Sander	74,471	23,882	(17,616)	80,737
M J Harper	45,232	19,427	(10,538)	54,121

Notes

a)                All awards of shares are made in respect of bonus performance in the previous year.

b)               The market values of the shares at the date of transfer in 2005 were as follows: Mr A J Habgood £230,555; Mr D M Williams £125,754; Mr P L Larmon £54,327, Mr C P Sander £90,133 and Mr M J Harper £53,918.

c)                All awards held by Mr C P Sander on the date he ceased to be a director lapsed on 10 January 2006. All shares held by Mr M J Harper on the date he ceased to be a director were transferred to him on 7 June 2005 following the demerger of Filtrona at a market value of £289,283.

The Committee also reviews and authorises the outline structure of annual bonus plans for other senior executives within the Group. These plans are based on performance targets relevant to individual businesses or areas of responsibility and are compatible with the principles of the bonus plans approved for the executive directors.

Share based incentives

The Committee believes that the long term performance of the Group is an important consideration for shareholders and that share based incentives are an important part of helping to align the interests of shareholders and those employed by the Group. A formal share ownership guideline is in place under which executive directors are expected to retain a shareholding worth at least equal to their basic salaries. A period of three years is allowed for executives who are promoted from within the Company to achieve this shareholding with an additional two years permitted in the case of external appointments.

The Long Term Incentive Plan (the ‘LTIP’) was approved by shareholders at the Company’s Annual General Meeting in May 2004 under which the executive directors and other senior executives in the Group may be granted share options and awards in respect of performance shares. Participation in the LTIP is at the discretion of the Committee. The Committee periodically reviews the level of grant, taking account of each executive’s performance and job responsibilities. No further options will be granted under the 1994 Executive Share Option Scheme (the ‘1994 Scheme’) which is now closed with the exception of any outstanding options. Options were granted and performance shares awarded under the LTIP to the executive directors in 2005 in respect of market purchased shares some of which are held through the Trust. The LTIP is divided into two parts. Part A allows the Board to grant share options. Annual grants may not exceed an amount equal to three times base salary. In normal circumstances options granted are exercisable, subject to satisfaction of the relevant performance conditions as referred to below, not earlier than three years and not later than 10 years after the date of grant. Share options granted to date have a performance condition attached based on the Company’s eps growth (adjusted to exclude items which do not reflect the Company’s underlying financial performance and intangible amortisation) relative to UK inflation over three years. The performance conditions for options granted operate on the following sliding scale:

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

The table below shows the number of share options held by executive directors under the executive share options schemes.

	Exercise price (p)	Options exercisable between	Options at 31 December 2005 or date ceased to be a director	Options at 1 January 2005
A J Habgood	246	09.03.02 – 08.03.09	—	406,504
	289	01.03.03 – 28.02.10	—	150,000
	384	30.08.03 – 29.08.10	—	125,000
	455.5	27.02.04 – 26.02.11	135,000	135,000
	450	29.08.04 – 28.08.11	145,000	145,000
	482	28.02.05 – 27.02.12	155,000	155,000
	461	29.08.05 – 28.08.12	190,000	190,000
	372.25	25.02.06 – 24.02.13	305,000	305,000
	446.25	27.08.06 – 26.08.13	305,000	305,000
	451.5	03.03.07 – 02.03.14	305,000	305,000
	500.25	01.03.08 – 28.02.15	152,500	—
	568	09.09.08 – 08.09.15	143,029	—
M J Roney	565	01.11.08 – 30.10.15	180,530	—
D M Williams	246	09.03.02 – 08.03.09	—	145,782
	245	30.03.02 – 29.03.09	—	29,275
	289	01.03.03 – 28.02.10	—	80,000
	384	30.08.03 – 29.08.10	—	65,000
	455.5	27.02.04 – 26.02.11	—	65,000
	450	29.08.04 – 28.08.11	—	70,000
	482	28.02.05 – 27.02.12	—	75,000
	461	29.08.05 – 28.08.12	—	90,000
	372.25	25.02.06 – 24.02.13	125,000	125,000
	446.25	27.08.06 – 26.08.13	125,000	125,000
	460.5	26.05.07 – 25.05.14	125,000	125,000
	500.25	01.03.08 – 28.02.15	65,500	—
P L Larmon	328	01.09.02 – 31.08.09	15,000	15,000
	384	30.08.03 – 29.08.10	20,000	20,000
	455.5	27.02.04 – 26.02.11	20,000	20,000
	450	29.08.04 – 28.08.11	20,000	20,000
	482	28.02.05 – 27.02.12	20,000	20,000
	461	29.08.05 – 28.08.12	20,000	20,000
	372.25	25.02.06 – 24.02.13	30,000	30,000
	446.25	27.08.06 – 26.08.13	30,000	30,000
	451.5	03.03.07 – 02.03.14	60,000	60,000
	500.25	01.03.08 – 28.02.15	53,200	—
	568	09.09.08 – 08.09.15	48,411	—
C P Sander	455.5	27.02.04 – 26.02.11	—	25,000
	450	29.08.04 – 28.08.11	—	25,000
	482	28.02.05 – 27.02.12	—	25,000
	461	29.08.05 – 28.08.12	40,000	40,000
	372.25	25.02.06 – 24.02.13	60,000	60,000
	446.25	27.08.06 – 26.08.13	60,000	60,000
	451.5	03.03.07 – 02.03.14	60,000	60,000
	500.25	01.03.08 – 28.02.15	54,300	—
M J Harper	289	01.03.03 – 28.02.10	30,000	30,000
	384	30.08.03 – 29.08.10	30,000	30,000
	455.5	27.02.04 – 26.02.11	25,000	25,000
	450	29.08.04 – 28.08.11	25,000	25,000
	482	28.02.05 – 27.02.12	25,000	25,000
	461	29.08.05 – 28.08.12	40,000	40,000
	372.25	25.02.06 – 24.02.13	60,000	60,000
	446.25	27.08.06 – 26.08.13	60,000	60,000
	451.5	03.03.07 – 02.03.14	60,000	60,000

Notes

a)                The following executive share options were exercised during 2005 by:

(i)            Mr A J Habgood on 7 September 2005 in respect of 406,504 ordinary shares at an exercise price of 246p and 150,000 ordinary shares at an exercise price of 289p (market price 572p) and on 10 November 2005 in respect of 125,000 ordinary shares at an exercise price of 384p (market price 594p);

(ii)        Mr D M Williams on 12 September 2005 in respect of 145,782 ordinary shares at an exercise price of 246p, 29,275 ordinary shares at an exercise price of 245p and 80,000 ordinary shares at an exercise price of 289p (market price 575p) and on 15 November 2005 in respect of 65,000 ordinary shares at an exercise price of 384p, 65,000 ordinary shares at an exercise price of 455.5p, 70,000 ordinary shares at an exercise price of 450p, 75,000 ordinary shares at an exercise price of 482p and 90,000 ordinary shares at an exercise price of 461p (market price 593p);

(iii)    Mr C P Sander on 29 June 2005 in respect of 25,000 ordinary shares at an exercise price of 455.5p, 25,000 ordinary shares at an exercise price of 450p and 25,000 ordinary shares at an exercise price of 482p (market price 509.5p) and on 12 December 2005 in respect of 40,000 ordinary shares at an exercise price of 461p (market price 600p); all remaining options lapsed when Mr C P Sander left the Company on 10 January 2006;

(iv)      Mr M J Harper on 7 June 2005 following the demerger of Filtrona in respect of all of the ordinary shares listed above (market price 534.5p).

b)               The exercise price of executive share options is the market price prevailing at or immediately prior to the date of grant of the option.

c)                The mid-market price of an ordinary share on 31 December 2005 was 638p and the range during 2005 was 443p to 643p.

d)               The performance condition for options granted under the 1994 Scheme is that they may not be exercised unless the growth in eps over a period of three consecutive financial years exceeds the growth in the UK retail price index over the same period by at least 6%.

e)                All options granted prior to 25 May 2004 are under the 1994 Scheme. Options granted since then have been made under the LTIP.

The UK based executive directors may also participate in a Sharesave Scheme which was approved by shareholders in 2001, is approved by the Inland Revenue and is open to all UK employees who have completed at least one year of continuous service. It is linked to a contract for monthly savings of up to £250 per month over a period of either three or five years. Under the Sharesave Scheme options are granted to participating employees at a discount of up to 20% to the market price prevailing on the day immediately preceding the date of invitation to apply for the option. Options are normally exercisable either three or five years after they have been granted. The following table sets out the number of share options held under the Sharesave Scheme by the UK based executive directors.

	Exercise price (p)	Options exercisable between	Options at 31 December 2005 or date ceased to be a director	Options at 1 January 2005
A J Habgood	296	01.05.06 – 01.11.06	3,192	3,192
D M Williams	358	01.11.06 – 30.04.07	2,576	2,576
C P Sander	231	01.06.05 – 30.11.05	7,305	7,305
M J Harper	296	01.05.08 – 31.10.08	5,548	5,548

Notes

a)                Mr C P Sander exercised 7,305 options under the Sharesave Scheme (1991) on 13 July 2005 at an exercise price of 231p (market price 527p).

b)               Mr M J Harper exercised 2,772 options under the Sharesave Scheme (2001) on 5 December 2005 at an exercise price of 296p (market price 606.5p). All of his remaining options lapsed on this date.

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

Part B of the LTIP allows the Board to award performance shares which is a conditional right to receive shares in the Company for no or nominal consideration. Annual awards may not exceed an amount equal to two times base salary. A performance share award will normally vest (i.e. become exercisable) on the third anniversary of its grant to the extent that the applicable performance condition has been satisfied and will remain capable of being exercised for the three year period following the date on which it vests. The extent to which performance share awards vest will be subject to the Company’s total shareholder return (‘TSR’) performance over a three year period relative to the TSR performance of a specified group of companies (the ‘Peer Group’). The process for identifying the Peer Group is the same as that used for identifying the comparator group for the setting of base pay as described under ‘Remuneration policy’ on pages A-1 and A-2. The companies currently within the Peer Group for any awards to be made in 2006 are:

ARM Holdings	GKN	Reuters
BBA Group	Hanson	Rexam
BG Group	ICI	Rolls-Royce Group
British Airways	IMI	Ryanair
Cairn Energy	Inchcape	Sage Group
Cobham	Johnson Matthey	Signet Group
Compass Group	Kesa Electricals	Smiths Group
Cookson Group	LogicaCMG	Tate & Lyle
Corus Group	Lonmin	Tomkins
Dimensions Data Hldgs	Meggitt	United Business Media
Electrocomponents	Pearson	Xstrata
EMI Group	Reed Elsevier
FKI	Rentokil Initial

A performance share award will vest in full only if the Company’s TSR performance is ranked at upper quartile or above within the Peer Group and the following vesting schedule will apply:

TSR	Proportion of performance share award exercisable
Below median	0
Median	25%
Median to upper quartile	25% – 100% (pro rata, on a straight line basis)
Upper quartile	100%

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

The table below shows the number of performance share awards allocated to the executive directors under the LTIP and its predecessor plan which is now closed, all for no consideration.

	Awards (shares) held at 1 January 2005	Conditional shares awarded during 2005	Awards (shares) vested during 2005	Awards (shares) held at 31 December 2005 or date ceased to be a director
A J Habgood	228,750	221,647	—	450,397
M J Roney	—	120,353	—	120,353
D M Williams	93,750	46,875	—	140,625
P L Larmon	60,000	76,208	—	136,208
C P Sander	160,000	40,800	—	100,800
M J Harper	60,000	—	—	60,000

Notes

a)                In addition to the conditional shares awarded under the LTIP to Mr M J Roney in 2005 as listed above, a further 175,000 conditional shares were awarded on 1 November 2005 as an exceptional discretionary benefit to implement the terms agreed on the recruitment of Mr M J Roney as Chief Executive in order to compensate him for the loss of existing entitlements from his previous employer. This award will vest if Mr M J Roney remains employed by the Company until 31 October 2008, or earlier if the Company terminates Mr Roney’s employment prior to this date for any reason other than gross misconduct or if his employment terminates due to death, disability, sickness or a change of control of the Company.

b)               An award of 100,000 shares, which vested prior to his appointment as a director, was exercised by Mr C P Sander on 28 June 2005 giving a total market value on exercise of £506,600. The awards relating to the remaining 100,800 shares held by Mr C P Sander lapsed on 10 January 2006 when he left the Company.

c)                Half of the award held by Mr M J Harper became exercisable in respect of 30,000 shares on 7 June 2005 giving a total market value on exercise of £160,353. The balance of the award in respect of the remaining 30,000 shares lapsed on 6 June 2005 following the demerger of Filtrona.

Any shares required to fulfill entitlements under the share based incentive schemes in respect of options and awards over market purchased shares will be provided by the Trust. Mr A J Habgood, Mr D M Williams, Mr M J Roney and Mr P L Larmon are deemed by virtue of the Companies Act 1985 to be interested in all the shares held by the Trust, which at 31 December 2005 amounted to 8,121,342 ordinary shares, because they are potential beneficiaries under the Trust together with all other directors and employees of the Group. These interests do not reflect the awards actually made to them individually through the Trust that are summarised above.

The Company’s TSR over the last five years compared to that of the FTSE Support Services Sector is shown in the graph on page 23 of the Annual Review and Summary Financial Statement.

Retirement benefits

As stated in the Accounting Policies section of the financial statements and elaborated upon in Note 22, the Group utilises both defined benefit and defined contribution pension schemes throughout the world. All principal defined benefit schemes are now closed to new entrants who are offered a defined contribution arrangement.

In the UK the Group has historically operated as its main contributory scheme for senior executives the Bunzl Senior Pension Scheme (‘BSPS’). BSPS provides for members’ contributions currently at the rate of 9% of pensionable salary (which is basic salary) with the Group being responsible for the balance of the cost of providing the benefit as determined from time to time by the consulting actuaries to BSPS. Subject to Inland Revenue limits, BSPS members are eligible for a pension which accrues at a maximum rate of 3% per annum up to two thirds of pensionable salary, with a normal retirement age of 60 years. BSPS also provides for payment of certain benefits in the event of death or disability. Because of the cap on pensionable salary introduced in the Finance Act 1989, the amount of direct contribution by the Company to pension schemes for some of the UK executive directors is limited and arrangements have therefore been made to provide the executive directors with an allowance of 30% of base salary above the cap which permits them to make provision, of their choice, in respect of that part of their salary which exceeds the cap. Alternatively the executive director may choose to opt for a pension allowance of 30% of base salary, part of which could be paid directly into a private pension scheme. Currently any UK executive director newly appointed to the Group is offered a pension allowance of 30% of base salary and has the choice of joining the defined contribution section of the Bunzl Pension Plan or to opt for a private pension scheme or other investment vehicle. The Company also contributes to lump sum life assurance cover equivalent to that provided under BSPS for those executive directors receiving allowances.

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

Executive directors’ service contracts

It is the Company’s policy that executive directors are normally employed on contracts that provide for 12 months’ notice from the Company and six months’ notice from the executive. However on appointment, Mr M J Roney, due to his relocation and move from his previous company after 24 years’ service, was provided with 24 months’ notice which during the first 12 months of employment reduces on a quarterly basis by one month for each quarter. During the period of months 13 to 24 of employment, the notice period continues to reduce quarterly but by two months each quarter so that after 24 months’ service the Company will provide Mr M J Roney with 12 months’ notice. For the UK executive directors, the only circumstance in which there is predetermined compensation for termination of these contracts is where there is a change of control of the Company. Mr P L Larmon’s contract provides that on termination by the Company without cause he is entitled to receive payment of 12 months’ base salary plus health insurance coverage, reduced by any interim earnings. There are no provisions for any of the directors for predetermined compensation in excess of one year’s remuneration and benefits in kind. Mr M J Roney, for the first three years of service in limited circumstances only, is also entitled to receive a repatriation payment to cover relocation and school fees that have been incurred. The date of each service contract is noted in the table below.

Date of service contract
A J Habgood	16 January 1996
M J Roney	1 September 2005
D M Williams	16 January 1996
P L Larmon	1 January 2005

Mr A J Habgood’s service contract ended on 31 December 2005 and was replaced with a letter of appointment relating to his ongoing role as Chairman. Mr M J Harper’s service contract ended on 6 June 2005 following the demerger of Filtrona. Mr C P Sander resigned as a director on 13 July 2005 and his service contract ended on 10 January 2006. Mr D M Williams retired as Finance Director on 31 December 2005 and retired from the Board and from the Company on 31 January 2006. Mr B M May was appointed as Finance Director with effect from 1 January 2006. His service contract is dated 9 December 2005.

With the specific approval of the Board in each case, executive directors may accept external appointments as non-executive directors of other companies and retain any related fees paid to them. Mr A J Habgood served as Chairman Designate of Whitbread Group PLC from 1 May 2005 and Chairman from 1 August 2005 and retained the fees paid for this service of £166,667. Further, Mr A J Habgood served as a non-executive director of SVG Capital plc throughout 2005 and retained the fees of £36,250. He also served as a non-executive director of Marks and Spencer Group plc until 30 August 2005 and retained the fees of £33,333. Mr D M Williams served as a non-executive director of George Wimpey Plc throughout 2005 and retained the fees of £49,583. In addition he served as a non-executive director of Peninsular & Oriental Steam Navigation Company from 1 March 2005 and retained the fees of £43,169.

Other principal benefits for executive directors

In common with many senior executives in the Group, the executive directors are eligible for certain benefits which include the provision of a company car and payment of its operating expenses including fuel, or a cash allowance in lieu thereof, in line with prevailing Group policies, and, in the case of Mr A J Habgood, Mr D M Williams and Mr M J Roney, private medical plan coverage under the Company’s prevailing UK healthcare plan. Mr P L Larmon participates in welfare benefit plans made available to all US employees of the Group covering life insurance, medical, dental and disability cover. In addition Mr M J Roney has received a relocation package consisting of reimbursement of travel costs, temporary accommodation, legal and professional fees for securing accommodation and tax advice and a disturbance allowance.

Non-executive directors

The non-executive directors are paid an annual fee for their services. In addition, where relevant, they are paid a fee for chairing the Audit and Remuneration Committees of the Board. The non-executive directors do not have service contracts, are not eligible for pension scheme membership or other employee benefits and do not participate in any of the Group’s bonus, share option or long term incentive plans. The non-executive directors’ pay is reviewed annually, based on external market survey data, and is determined by the Board.

Directors’ remuneration

The following table gives details of each director’s remuneration for the year.

	Salary/fees 2005	Annual cash bonus 2005	Pension allowance 2005	Benefits 2005	Total 2005	Total 2004
	£000	£000	£000	£000	£000	£000
Executive
A J Habgood	875.0	426.1	262.5	29.9	1,593.5	1,461.3
M J Roney	152.2	55.2	34.0	76.7	318.1	38.1
D M Williams	460.0	224.0	106.5	23.7	814.2	752.6
P L Larmon	400.5	209.1	—	19.9	629.5	29.9
C P Sander	410.8	60.0	60.6	12.4	543.8	247.8
M J Harper	145.6	—	—	5.6	151.2	27.7
Non-executive
A P Dyer	70.9	—	—	—	70.9	86.7
J F Harris	70.0	—	—	—	70.0	62.7
C A Banks	54.8	—	—	—	54.8	48.0
U Wolters	45.5	—	—	—	45.5	22.8
P Heiden	17.8	—	—	—	17.8	39.4

Notes

a)                The remuneration for Mr A P Dyer and Mr P L Larmon is paid or determined in US dollars and has been translated at the average exchange rates for the year of £1: $1.81 in respect of 2005 and £1: $1.82 in respect of 2004.

b)               The remuneration of Mr M J Roney relates to the period from 1 January 2005 until 31 October 2005, when he held the role of non-executive director and received fees of £38,917, and the period 1 November 2005 until 31 December 2005, when he held the role of Chief Executive Officer and received base salary of £113,333 as well as a bonus, pension allowance and benefits as detailed in the above table. The benefits received include £74,343 of relocation related expenses.

c)                The remuneration of Mr C P Sander for 2005 relates to the period from 1 January 2005 until 10 January 2006 when his service contract terminated. His remuneration for 2004 relates to the period from 21 July 2004 (the date of his appointment to the Board) to 31 December 2004. For the period from 1 January 2005 until 13 July 2005 Mr C P Sander was an executive director and during this period received base salary of £212,308, a bonus of £60,000, a pension allowance of £31,075 and benefits of £6,323. Following Mr C P Sander’s resignation from the Board he remained employed by the Company until 10 January 2006. For the period 14 July 2005 until 31 December 2005 he received base salary of £187,692, a pension allowance of £27,927 and benefits of £5,682 and for the period 1 January 2006 until 10 January 2006 he received base salary of £10,769, a pension allowance of £1,585 and benefits of £398. Life cover (to the value of £721) continues until 31 March 2006 when all obligations cease. No termination payments were made.

d)               The remuneration of Mr M J Harper and Mr P Heiden for 2005 relate to the period from 1 January 2005 until 6 June 2005, the date of their retirement from the Board following the demerger of Filtrona.

e)                The remuneration of Mr M J Harper and Mr P L Larmon for 2004 relates to the period from 8 December 2004 (the date of their appointment to the Board) to 31 December 2004. The remuneration of Mr U Wolters for 2004 relates to the period from 1 July 2004 (the date of his appointment to the Board) to 31 December 2004.

f)                  Mr B M May was appointed to the Board on 1 January 2006 to replace Mr D M Williams who retired from the Board on 31 January 2006. His base salary is £375,000 per annum and his bonus and benefits are in line with those applied to other UK based executive directors.

g)                Benefits incorporate all taxable benefits arising from employment by the Company and principally relate to the provision of a company car or cash allowance in lieu thereof.

h)               The figures above represent remuneration earned as directors during the relevant financial year including, in the case of the executive directors, the cash element of the bonus, which is paid in the year following that in which it is earned. The deferred element of the bonus is conditionally allocated as shares as described on page 46 and is not included in the table above. Shares relating to the 2004 bonus were allocated in 2005 as shown in the table on page 48 and for the 2005 bonus will be allocated in 2006.

i)                  Neither Mr A J Habgood nor Mr M J Roney are members of the Company pension schemes and therefore they received a pension allowance of 30% of base salary as shown in the above table. Mr A J Habgood’s entitlement to this allowance ceased on 31 December 2005. The values of the pension benefits for the other executive directors are shown in the following table and are not included in the directors’ remuneration table above. In addition the Company paid all necessary contributions, on actuarial advice, to a SERA for Mr P L Larmon which in 2005 amounted to £44,975 (2004: £3,309).

	Accrued benefits at 31.12.04	Accrued benefits at 31.12.05 or date of termination whichever is the earlier	Transfer value of accrued benefits at 31.12.04	Change in transfer value of accrued benefits during the year, after deducting contributions made by the director during the year	Transfer value of accrued benefits at 31.12.05 or date of termination whichever is the earlier
	£	£	£	£	£
D M Williams	40,545	45,144	783,971	176,363	969,787
P L Larmon*	13,607	15,190	58,285	14,256	72,541
C P Sander	26,730	30,133	266,928	73,362	349,713
M J Harper	116,219	141,785	1,413,706	360,889	1,787,345

* Excluding SERA entitlements.

Notes

a)                Of the additional benefits accrued since 1 January 2005, the increases attributable to factors other than inflation were £3,504 for Mr D M Williams, £nil for Mr P L Larmon, £2,682 for Mr C P Sander and £25,566 for Mr M J Harper.

b)               The above figures do not take account of any Additional Voluntary Contributions that all members of BSPS have the option to make.

c)                The transfer values of accrued benefits have been calculated on the basis of actuarial advice in accordance with any relevant actuarial legislation and, in the case of Mr D M Williams, Mr C P Sander and Mr M J Harper, are net of their contributions.

d)               Mr P L Larmon’s benefits under the US Plan are frozen. Mr P L Larmon is now a member of the RSB to which the Company has made contributions in 2005 of £5,525 (2004: £nil).

e)                In addition Mr P L Larmon participates in the Bunzl USA, Inc Deferred Savings (401k) Plan. The Company makes matching contributions to this Plan. During 2005 such contributions for Mr P L Larmon amounted to £5,097 (2004: £nil).

EXHIBIT INDEX

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

2.2	Form of American Depositary Receipt attached as Exhibit A to the Form of Deposit Agreement (filed herewith).
4.1.	Service Agreement as of January 1, 2005 between Bunzl USA, Inc. and P.L. Larmon. (Incorporated by reference to the Company’s Form 20-F (File No. 001-14868) filed on May 27, 2005.)
4.2	Service Agreement as of November 1, 2005 between the Company and M.J. Roney (filed herewith).
4.3	Service Agreement as of January 1, 2006 between the Company and B.M. May (filed herewith).
12.1	Certification of M.J. Roney filed pursuant to Securities Exchange Act of 1934, as amended (“Exchange Act”) Rule 13a-14(a).
12.2	Certification of B.M. May filed pursuant to Exchange Act Rule 13a-14(a).
13.1	Certification of M.J. Roney and B.M. May furnished pursuant to Exchange Act Rule 13a-14(b).
14.1

Consent of KPMG Audit Plc to the incorporation by reference of their report dated February 27, 2006, except as to Note 31, which is as of April 28, 2006 under Item 3 of Part II of the Company’s Registration Statement on Form S-8 (File No. 333-93615) filed on December 27, 1999.